                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                August 13, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE:  August 13, 2003                             Company Secretary

                             [JUPITERS LIMITED LOGO]

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

                                 SCHEME BOOKLET

                     For the Schemes of Arrangement between

                                JUPITERS LIMITED

                                 ACN 010 741 045

                                       and

                     THE HOLDERS OF JUPITERS ORDINARY SHARES
                           AND RESET PREFERENCE SHARES

                    in relation to a recommended merger with

                            TABCORP HOLDINGS LIMITED

                                 ACN 063 780 709



                 Certain graphs and charts referred to in this

                        document can be viewed on the

                            Company's web site at:




http://www.jupiters.com.au/frameset.html?merger_information/scheme_booklet.html

IMPORTANT NOTICES

READ THIS DOCUMENT

This document is important. If you are a Jupiters Ordinary Shareholder, you should read the information in this Scheme Booklet relevant to Jupiters Ordinary Shareholders in its entirety before deciding how to vote on the resolution to be considered at the Ordinary Share Scheme Meeting. If you are a RPS Holder, you should read the information in this Scheme Booklet relevant to RPS Holders in its entirety before deciding how to vote on the resolution to be considered at the RPS Scheme Meeting. In either case, if you are in doubt as to what you should do, you should consult your legal, investment or other professional adviser.

RESPONSIBILITY STATEMENT

The Jupiters Information has been prepared by Jupiters and is the responsibility of Jupiters. TABCORP, TABCORP Investments, TABCORP Issuer and their directors, officers and advisers, and the advisers of Jupiters, do not assume any responsibility for the accuracy or completeness of the Jupiters Information. The TABCORP Information has been prepared by TABCORP, TABCORP Investments and TABCORP Issuer and is the responsibility of TABCORP, TABCORP Investments and TABCORP Issuer. Jupiters and its directors, officers and advisers, and the advisers of TABCORP, TABCORP Investments and TABCORP Issuer, do not assume any responsibility for the accuracy or completeness of the TABCORP Information.

Except as set out below, Jupiters, TABCORP, TABCORP Investments, TABCORP Issuer and their respective directors, officers and advisers do not assume any responsibility for the accuracy or completeness of the Independent Expert's Reports or the Ernst & Young opinions on tax consequences. Jupiters, TABCORP, TABCORP Investments and TABCORP Issuer do, however, assume responsibility for the accuracy and completeness of the Independent Expert's Reports and the Ernst & Young opinions to the extent that those Reports and opinions rely upon information given to the Independent Expert or Ernst & Young, respectively, by Jupiters, TABCORP, TABCORP Investments or TABCORP Issuer (as the case may be).

ROLE OF ASIC AND ASX

A copy of this Scheme Booklet has been examined and registered by ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been requested to provide statements, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Schemes. If ASIC provides these statements, then they will be produced to the Court at the time of the Court hearing to approve the Schemes. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

COURT PROCESS

The Corporations Act and the Uniform Civil Procedure Rules of Queensland provide a procedure for Jupiters Ordinary Shareholders and RPS Holders to oppose the approval by the Court of the Ordinary Share Scheme and the RPS Scheme respectively or to make representations to the Court in relation to them. If you wish to oppose the approval by the Court of either of the Schemes at the relevant Court hearing or to make representations to the Court in relation to either of the Schemes you may do so by filing with the Court and serving on Jupiters a notice of appearance in the prescribed form together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on Jupiters at least one day before the Second Court Date. That date is currently scheduled to occur on 31 October 2003. Any change to this date will be announced through ASX and on Jupiters' website, www.jupiters.com.au.

NOTICE TO JUPITERS ORDINARY SHAREHOLDERS IN JURISDICTIONS OUTSIDE AUSTRALIA

This Scheme Booklet complies with Australian disclosure requirements and Australian accounting standards. These disclosure requirements and accounting standards may be different to those in other countries.

This Scheme Booklet does not constitute an offer to sell to you or a solicitation of an offer to purchase from you any securities in Jupiters or TABCORP. Shareholders who are subject to taxation outside Australia should consult their tax advisor as to the applicable tax consequences of the Merger.

UNITED STATES OF AMERICA

The TABCORP Shares to be issued pursuant to the Ordinary Share Scheme have not been, and will not be, registered under the US Securities Act of 1933 (as amended) or the securities laws of any US state or other jurisdiction.

If at the time the Ordinary Share Scheme is submitted to a vote of Jupiters Ordinary Shareholders, you are an "affiliate" of Jupiters or TABCORP, then, pursuant to Rule 145 under the US Securities Act, you may not offer or sell or otherwise dispose of the TABCORP Shares issued to you under the Ordinary Share Scheme in the United States or to US persons unless that offer or sale or other disposition is made in conformity with Rule 145 or another applicable exemption from the registration requirements of the US Securities Act. For these purposes, an "affiliate" includes the directors, executive officers and controlling shareholders of Jupiters or TABCORP.

US investors should note that the Schemes and the Merger are being proposed and will be conducted in accordance with the laws in force in Australia and with the ASX Listing Rules. The disclosure requirements in relation to the Schemes and the Merger applicable in Australia differ from those applying in the United States. The financial statements included in this Scheme Booklet have been prepared in accordance with generally accepted accounting principles in Australia that differ from those in the United States. Because substantially all of the directors and assets of TABCORP are located in Australia, US investors may have difficulties in enforcing their rights and any claims they may have arising under the United States federal securities laws against TABCORP, TABCORP Investments and TABCORP Issuer and their respective officers and directors. It may be difficult to compel TABCORP and its affiliates to subject themselves to a US court's judgement.

This Scheme Booklet has been furnished to the US Securities and Exchange Commission but has not been reviewed by it. This Scheme Booklet has not been filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

FORWARD LOOKING STATEMENTS

Certain statements in this Scheme Booklet are about the future. You should be aware that there are a number of risks (both known and unknown), uncertainties, assumptions and other important factors that could cause the actual conduct, results, performance or achievements of Jupiters, TABCORP, TABCORP Investments, TABCORP Issuer and the Merged Group to be materially different from the future conduct, results, performance or achievements expressed or implied by such statements or that could cause the future conduct to be materially different from the historical conduct. Deviations as to future conduct, results, performance and achievements are both normal and to be expected. Such risks, uncertainties, assumptions and other important factors include, amongst other things, the risks described in Section 18.

None of Jupiters, TABCORP, TABCORP Investments, TABCORP Issuer, their respective directors, officers and advisers, and any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Scheme Booklet will actually occur. You are cautioned about relying on these forward looking statements.

The forward looking statements in this Scheme Booklet reflect views held only as of the date of this Scheme Booklet. Subject to the Corporations Act and the ASX Listing Rules and any other applicable laws or regulations, each of Jupiters, TABCORP, TABCORP Investments and TABCORP Issuer disclaims any duty to update these statements other than with respect to information Jupiters, TABCORP, TABCORP Investments or TABCORP Issuer respectively become aware of prior to the Scheme Meetings which is material to the making of a decision by a Jupiters Ordinary Shareholder regarding whether or not to vote in favour of the Ordinary Share Scheme or a RPS Holder regarding whether or not to vote in favour of the RPS Scheme. For discussions of important risk factors, refer to Section 18.

DEFINED TERMS AND INTERPRETATION

Capitalised terms used in this Scheme Booklet are defined in the Glossary of Terms. The Glossary of Terms also sets out some rules of interpretation which apply to this Scheme Booklet.

DATE OF THIS SCHEME BOOKLET

This Scheme Booklet is dated 5 September 2003.

IF YOU HAVE ANY QUESTIONS IN RELATION TO THE MERGER, THE SCHEMES OR THE SCHEME MEETINGS PLEASE CONTACT YOUR LEGAL, INVESTMENT OR OTHER PROFESSIONAL ADVISER OR TELEPHONE THE JUPITERS INFORMATION LINE ON:

-   IF YOU ARE CALLING FROM WITHIN AUSTRALIA:              1800 65 65 06; OR

-   IF YOU ARE CALLING FROM OUTSIDE AUSTRALIA:             +612 9207 3783.

                                TABLE OF CONTENTS

INFORMATION FOR JUPITERS ORDINARY SHAREHOLDERS

       1.    IMPORTANT DATES AND TIMES FOR THE ORDINARY SHARE SCHEME..............................................3
       2.    HOW TO VOTE AT THE ORDINARY share SCHEME MEETING.....................................................4
       3.    LETTER TO JUPITERS ORDINARY SHAREHOLDERS FROM THE CHAIRMAN OF JUPITERS...............................6
       4.    LETTER TO JUPITERS ORDINARY SHAREHOLDERS FROM THE CHAIRMAN OF TABCORP................................9
       5.    OVERVIEW OF THE ORDINARY SHARE SCHEME...............................................................10
       6.    MATTERS RELEVANT TO JUPITERS ORDINARY SHAREHOLDERS..................................................15
       7.    CENTREBET ARRANGEMENTS..............................................................................34

INFORMATION FOR RPS HOLDERS

       8.    IMPORTANT DATES AND TIMES FOR THE RPS SCHEME........................................................44
       9.    HOW TO VOTE AT THE RPS SCHEME MEETING...............................................................45
       10.   LETTER TO RPS HOLDERS FROM THE CHAIRMAN OF JUPITERS.................................................47
       11.   LETTER TO RPS HOLDERS FROM THE CHAIRMAN OF TABCORP..................................................49
       12.   OVERVIEW OF THE RPS SCHEME..........................................................................50
       13.   MATTERS RELEVANT TO RPS HOLDERS.....................................................................52

INFORMATION FOR JUPITERS ORDINARY SHAREHOLDERS AND RPS HOLDERS

       14.   INDUSTRY OVERVIEW...................................................................................67
       15.   INFORMATION ABOUT JUPITERS..........................................................................70
       16.   INFORMATION ABOUT TABCORP...........................................................................82
       17.   INFORMATION ABOUT THE MERGED GROUP.................................................................150
       18.   RISK FACTORS.......................................................................................167
       19.   ADDITIONAL INFORMATION.............................................................................177
       20.   KEY TERMS OF THE MERGER IMPLEMENTATION AGREEMENT...................................................195
       21.   KEY TERMS OF THE AGREEMENTS WITH JUPITERS OPTIONHOLDERS FOR THE
             CANCELLATION OF JUPITERS OPTIONS ..................................................................209

GLOSSARY OF TERMS...............................................................................................210

APPENDIX A - INDEPENDENT EXPERT'S REPORT ON THE ORDINARY SHARE SCHEME

APPENDIX B - ERNST & YOUNG TAXATION OPINION FOR THE ORDINARY SHARE SCHEME

APPENDIX C - ORDINARY SHARE SCHEME

APPENDIX D - CENTREBET NOTE TERMS

APPENDIX E - CALCULATION OF NET CENTREBET PROCEEDS

APPENDIX F - INDEPENDENT EXPERT'S REPORT ON THE RPS SCHEME

APPENDIX G - ERNST & YOUNG TAXATION OPINION FOR THE RPS SCHEME

APPENDIX H - RPS SCHEME

APPENDIX I - DEED POLL

APPENDIX J - NOTICES OF SCHEME MEETINGS

IF YOU ARE A JUPITERS ORDINARY SHAREHOLDER, ENCLOSED WITH
THIS SCHEME BOOKLET ARE:

- PERSONALISED ORDINARY SHARE SCHEME MEETING PROXY FORM

- PREPAID ENVELOPE

- ELECTION FORM FOR THE ORDINARY SHARE SCHEME (YELLOW)

- PERSONALISED REGISTRATION LETTER FOR ATTENDING THE SCHEME MEETINGS (WHITE - ONE ONLY)

IF YOU ARE A RPS HOLDER, ENCLOSED WITH THIS SCHEME
BOOKLET ARE:

- PERSONALISED RPS SCHEME MEETING PROXY FORM

- PREPAID ENVELOPE

                 INFORMATION FOR JUPITERS ORDINARY SHAREHOLDERS

SECTION 1- IMPORTANT DATES AND TIMES FOR THE ORDINARY SHARE SCHEME

Latest time and date for lodgment of completed proxy form for the
Ordinary Share Scheme Meeting with Jupiters                                 5.00pm on 22 October 2003
------------------------------------------------------------------------------------------------------------------
Time and date for determining eligibility to vote at the Ordinary Share
Scheme Meeting                                                              7.00pm on 22 October 2003
------------------------------------------------------------------------------------------------------------------
Time and date of Ordinary Share Scheme Meeting                              10.00am on 24 October 2003
------------------------------------------------------------------------------------------------------------------
Court hearing for approval of the Ordinary Share Scheme                     31 October 2003
------------------------------------------------------------------------------------------------------------------
Suspension of trading in Jupiters Ordinary Shares                           31 October 2003
------------------------------------------------------------------------------------------------------------------
Latest time and date for lodgment of completed Election Form with Jupiters  5.00pm on 10 November 2003
------------------------------------------------------------------------------------------------------------------
Implementation Record Date for determining entitlements under the
Ordinary Share Scheme                                                       5.00pm on 10 November 2003
------------------------------------------------------------------------------------------------------------------
Announcement to ASX by TABCORP of details of the scale back (if any) and allocation of the cash to be paid by, and shares to be issued by, the
TABCORP Group under the Ordinary Share Scheme                               13 November 2003
------------------------------------------------------------------------------------------------------------------
Commencement of trading on ASX of the new TABCORP Shares issued under the
Ordinary Share Scheme on a deferred settlement basis                        13 November 2003
------------------------------------------------------------------------------------------------------------------
Payment date for Special Dividend and Centrebet Dividend (if relevant)      13 November 2003
------------------------------------------------------------------------------------------------------------------
Implementation Date for the Ordinary Share Scheme                           13 November 2003
------------------------------------------------------------------------------------------------------------------
Despatch of holding statements for TABCORP Shares and cheques for cash
consideration from the TABCORP Group                                        by 20 November 2003
------------------------------------------------------------------------------------------------------------------

All dates and times are indicative only. The actual timetable will depend on many factors outside the control of Jupiters, including the Court and Queensland State Government approval processes. Any changes to the above timetable will be notified on Jupiters' website, www.jupiters.com.au, and announced to ASX. All times are referenced to the time in Brisbane, Queensland.

SECTION 2 - HOW TO VOTE AT THE ORDINARY SHARE SCHEME MEETING

The Ordinary Share Scheme Meeting will be held at 10.00am on 24 October 2003 at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland.

For the Ordinary Share Scheme to be implemented, it must (amongst other things) be approved by a majority in number of Jupiters Ordinary Shareholders present and voting at the Ordinary Share Scheme Meeting and at least 75% of the total number of votes which are cast at the Ordinary Share Scheme Meeting.

You will be entitled to vote at the Ordinary Share Scheme Meeting if you hold Jupiters Ordinary Shares at 7.00pm on 22 October 2003. You can vote at the Ordinary Share Scheme Meeting:

-          in person;

-          by proxy;

-          by corporate representative (if you are a corporate shareholder); or

-          by attorney.

You will be counted as being present at the Ordinary Share Scheme Meeting if you vote in any of the ways outlined above.

If you wish to vote in person, you should attend the Ordinary Share Scheme Meeting and bring with you a copy of the personalised registration letter enclosed with this Scheme Booklet.

If you wish to vote by proxy, you must complete and sign the yellow Ordinary Share Scheme Meeting proxy form accompanying this Scheme Booklet. Completed proxy forms can be:

- posted to Jupiters' Share Registry, Computershare Investor Services Pty Ltd, in the envelope provided (prepaid for mailing in Australia) or otherwise delivered to Computershare Investor Services Pty Ltd at Level 27, 345 Queen Street, Brisbane; or

- faxed to Jupiters' Share Registry at facsimile number (07) 3229 9860 if you are within Australia or +61 7 3229 9860 if you are outside Australia,

and must be received by Jupiters by 5.00pm on 22 October 2003. If a proxy form is completed by an individual or a corporation under a power of attorney, the original or a certified copy of that power of attorney under which the form is signed must also be received by Jupiters by 5.00pm on 22 October 2003. Powers of attorney and certified copies of powers of attorney can be provided to Jupiters in the same manner as proxy forms.

If you are an attorney and you wish to attend and vote at the Ordinary Share Scheme Meeting, you must provide to Jupiters the original or a certified copy of the power of attorney under which you have been authorised to attend and vote at the Ordinary Share Scheme Meeting. Original or certified copies of powers of attorney can be provided to Jupiters in the same manner as proxy forms and must be received by Jupiters by 5.00pm on 22 October 2003.

If you are a corporate shareholder and you wish to appoint a representative to attend the Ordinary Share Scheme Meeting, you should ensure that your representative can provide appropriate evidence of their appointment.

Voting on the resolution to approve the Ordinary Share Scheme will be by poll.

If the Ordinary Share Scheme is approved at the Ordinary Share Scheme Meeting, the Court will be asked to approve it. The Court hearing for this purpose is expected to be held on 31 October 2003.

SECTION 3 - LETTER TO JUPITERS ORDINARY SHAREHOLDERS FROM THE CHAIRMAN OF
JUPITERS

                              [JUPITERS LETTERHEAD]

5 September 2003

Dear Shareholder,

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP. The Board believes that the proposed Merger with TABCORP will deliver greater benefits to Jupiters Ordinary Shareholders than any alternative available to Jupiters, either as a stand alone entity or by merging with another party.

THE PROPOSED MERGER

The Merger is to be implemented by way of a scheme of arrangement, requiring a meeting of Jupiters Ordinary Shareholders. The meeting is scheduled to be held at 10.00am on 24 October 2003 at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland. A separate meeting of holders of Jupiters' reset preference shares is also being held in relation to a separate scheme relating to those shares.

If the Ordinary Share Scheme is implemented, Jupiters will pay a special fully franked dividend of $0.75 per Jupiters Ordinary Share.

In addition, if the Ordinary Share Scheme is implemented, all the ordinary shares in Jupiters will be transferred to a subsidiary of TABCORP which will pay cash to Jupiters Ordinary Shareholders and TABCORP will issue TABCORP Shares to Jupiters Ordinary Shareholders. For every 100 Jupiters Ordinary Shares you own at the record date for the implementation of the Ordinary Share Scheme, you will be entitled to receive from the TABCORP Group (subject to the effects of rounding):

-          $285 in cash; and

-          24 TABCORP Shares.

You can elect to maximise the cash portion of your consideration or alternatively to maximise the share portion of your consideration. If you do so, the actual mix of cash and shares you receive will depend on the preferences of all Jupiters Ordinary Shareholders, as the cash and TABCORP Shares being provided by the TABCORP Group for all Jupiters Ordinary Shares is fixed at approximately 48.4 million TABCORP Shares and approximately $575 million in cash.

The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has estimated that the combined value of the special dividend and the entitlements you will receive from the TABCORP Group under the Ordinary Share Scheme would represent (on average) $6.34 of value per Jupiters Ordinary Share. The assumptions underlying this determination are set out in the Independent Expert's Report on the Ordinary Share Scheme in Appendix A of this Scheme Booklet.

SALE OF CENTREBET

In addition to the proposed Merger, Jupiters is in the process of selling the Centrebet Business. If a Centrebet Sale Agreement is signed and Centrebet Sale Completion occurs prior to 31 October 2003 and the Ordinary Share Scheme is implemented, Jupiters will distribute the net proceeds of the sale to Jupiters Ordinary Shareholders by way of a further special fully franked dividend. If a Centrebet

Sale Agreement is signed but Centrebet Sale Completion does not occur by 31 October 2003, Jupiters will terminate the Centrebet Sale Agreement (unless TABCORP agrees otherwise). TABCORP has an obligation to use reasonable endeavours to sign a Centrebet Sale Agreement by 30 June 2004 and complete any such sale by 30 September 2004. In this case TABCORP will deduct a substantial commission from the net proceeds of sale and pay the balance to Jupiters Ordinary Shareholders. If a Centrebet Sale Agreement is not signed by 30 June 2004 or Centrebet Sale Completion does not occur by 30 September 2004, Jupiters Ordinary Shareholders will receive nothing in respect of Centrebet.

There is no certainty that the Centrebet Business will be sold or, if it is, what the amount of the proceeds will be. Your Directors believe that implementation of the proposed Merger is in the best interests of Jupiters Ordinary Shareholders whether or not the Centrebet Business is sold and regardless of the amount of the proceeds.

DIRECTORS' RECOMMENDATION

Your Directors unanimously recommend that you vote in favour of the Ordinary Share Scheme as they believe the proposed Merger is in the best interests of Jupiters Ordinary Shareholders. Your Directors believe that the benefits of the proposed Merger deliver the highest value to you compared with other alternatives that your Directors have explored, including Jupiters continuing to operate as a stand alone entity or merging with another entity such as UNiTAB Limited. In addition:

- You will receive value representing a significant premium to the price at which Jupiters Ordinary Shares traded prior to announcement of merger discussions with UNiTAB Limited and TABCORP.

- The TABCORP Shares, which will be issued under the Ordinary Share Scheme, will be shares in a larger and more diversified company than Jupiters, and historically have provided a higher dividend yield than Jupiters Ordinary Shares.

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has confirmed this view, advising that the proposed Merger is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable, and that Jupiters Ordinary Shareholders will be better off after the Merger.

Those Directors who hold Jupiters Ordinary Shares intend to vote in favour of the Ordinary Share Scheme.

Please read the information in this Scheme Booklet relevant to Jupiters Ordinary Shareholders carefully, as it sets out the information which is material for you to make a decision as to whether to approve the proposed Merger. This booklet includes details of the proposed Merger and information about the entitlements you will receive under the proposed Merger as well as the Independent Expert's Report on the Ordinary Share Scheme. It also contains information such as the conditions required for the proposed Merger to proceed, the number of shareholder votes required for approval, and information on how to vote. Other sections of this Scheme Booklet contain information relating specifically to the separate scheme of arrangement relating to the reset preference shares.

If you have any questions, please call the Jupiters Information Line on 1 800 656 506 (if you are calling from within Australia) or +612 9207 3783 (if you are calling from outside Australia) or consult your legal, financial or other professional adviser.

Yours faithfully

Lawrence Willett AO
Chairman
Jupiters Limited

SECTION 4 - LETTER TO JUPITERS ORDINARY SHAREHOLDERS FROM THE CHAIRMAN OF
TABCORP

5 September 2003

Dear Shareholder,

The Merger of Jupiters with TABCORP provides you with an opportunity to own part of Australia's premier gambling and entertainment company.

The merged group will operate approximately 18,000 gaming machines, with four casino and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria, keno operations across the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technology servicing business and an international monitoring and totalizator sales business.

The Merger between Jupiters and TABCORP is expected to:

- provide you with a significant premium to the price at which Jupiters Ordinary Shares traded before Jupiters announced that it was in discussions with potential merger partners;

- deliver substantially higher dividends compared to the dividends paid by Jupiters, to the extent that you receive TABCORP Shares under the Merger; and

- allow you to benefit from factors such as the synergies, increased scale, business diversity and enhanced financial strength that are expected to be created by the new merged Jupiters and TABCORP.

The Merger proposal has been unanimously recommended by the Board of Jupiters. Further, the independent expert (PricewaterhouseCoopers Securities Ltd) has considered the proposed Merger and concluded that it is in the best interests of Jupiters Ordinary Shareholders and is both "fair and reasonable".

This Scheme Booklet provides details of the Merger proposal, including the Independent Expert's Report and information on how to vote. Please read it carefully before making your decision.

I look forward to welcoming you as a shareholder in the merged company.

Yours sincerely,

MICHAEL ROBINSON
Chairman

SECTION 5 - OVERVIEW OF THE ORDINARY SHARE SCHEME

Following is a summary of the key features of the Ordinary Share Scheme. This summary should be read in conjunction with the remaining information for Jupiters Ordinary Shareholders in this Scheme Booklet.

CONSIDERATION     Jupiters Ordinary Shareholders will only be eligible to
                  receive entitlements under the Ordinary Share Scheme for the Jupiters Ordinary Shares they hold at the Implementation
                  Record Date for the Ordinary Share Scheme, which is expected to be 5.00pm on 10 November 2003.

                  Subject to the matters set out below, Jupiters Ordinary Shareholders will receive the following under the Ordinary Share Scheme:

                  - a Special Dividend from Jupiters of $0.75 per Jupiters Ordinary Share; and

                  -        a cash and shares component.

                  Jupiters Ordinary Shareholders can choose one of three alternative mixes of entitlements for the cash and shares component:

                  1 The "STANDARD CASH AND SHARES OFFER", under which Jupiters Ordinary Shareholders will receive on average for every 100 Jupiters Ordinary Shares held by them at the Implementation Record Date for the Ordinary Share Scheme (subject to the effects of rounding referred to below):

                           -        $285 in cash; and

                           -        24 TABCORP Shares.

                  2 The "MAXIMUM CASH ELECTION", under which Jupiters Ordinary Shareholders will receive additional cash consideration from the TABCORP Group in lieu of the TABCORP Shares which would have been received under the Standard Cash and Shares Offer to the extent cash is available from a fixed pool.

                  3 The "MAXIMUM SHARES ELECTION", under which Jupiters Ordinary Shareholders will receive additional TABCORP Shares in lieu of cash which would have been payable to them by the TABCORP Group under the Standard Cash and Shares Offer to the extent that TABCORP Shares are available from a fixed pool.

                  If a Jupiters Ordinary Shareholder does not make the Maximum Cash Election or the Maximum Shares Election by returning a completed Election Form by the Implementation Record Date for the Ordinary Share Scheme, the Standard Cash and Shares Offer will apply in respect of their Jupiters Ordinary Shares.

                  The entitlements received by any individual Jupiters Ordinary Shareholder who makes the Maximum Cash Election or the Maximum Shares Election will depend on the elections made by all other Jupiters Ordinary

                  Shareholders. Details of the scale back mechanism are contained in Section 6.2(c). Jupiters Ordinary Shareholders who make an election will not know the precise mix of cash and TABCORP Shares they will receive until after they are required to vote on the Ordinary Share Scheme. Due to the fixed pools of cash and TABCORP Shares available, it is possible that Jupiters Ordinary Shareholders who make the Maximum Cash Election or the Maximum Shares Election may receive a similar (or the same) amount of cash and a similar (or the same) number of TABCORP Shares as they would receive under the Standard Cash and Shares Offer.

                  The Independent Expert has determined that the value of the Special Dividend and the cash and shares component represent (on average) $6.34 value for each Jupiters Ordinary Share. This determination is subject to a number of assumptions which are set out in detail in the Independent Expert's Report on the Ordinary Share Scheme.

                  Jupiters Ordinary Shareholders will also receive a proportion of any value received from the sale of the Centrebet Business
                  - the Centrebet Component.

                  The Centrebet Component will comprise a proportion of the Net Centrebet Proceeds arising from any sale of the Centrebet Business which completes before, or within a certain period after, the implementation of the Merger. Details of the Centrebet Sale process and the value that may be received by Jupiters Ordinary Shareholders for the Centrebet Business are contained in Sections 6.2(d) and 7.

DIRECTORS'        The Directors  unanimously  recommend that Jupiters Ordinary
RECOMMENDATION    Shareholders vote in favour of the Ordinary Share Scheme and
&INDEPENDENT      intend to vote all Jupiters Ordinary Shares held by them
EXPERT'S REPORT   (if any) in favour of the Ordinary Share Scheme.

                  The matters which the Directors have had regard to in making this recommendation are set out in Section 6.4.

                  The implications for Jupiters Ordinary Shareholders if the Ordinary Share Scheme does not proceed are set out in Section 6.7.

                  The Independent Expert was appointed to provide its opinion on the Ordinary Share Scheme and has concluded that the Ordinary Share Scheme is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable and that, therefore, Jupiters Ordinary Shareholders should approve the Ordinary Share Scheme. The Independent Expert's Report on the Ordinary Share Scheme is set out in full in Appendix A.

CONDITIONS        Implementation  of the  Ordinary  Share  Scheme  is  subject to a  number  of  conditions, including the Ordinary Share
                  Scheme being approved by:

                  -        the required majorities of Jupiters Ordinary
                           Shareholders; and

                  -        the Court,

                  and receipt of various approvals from the Queensland State Government. It may be a condition of the grant of the necessary approvals by the

                  Queensland State Government that amendments are made to TABCORP's constitution. The meeting at which any such amendments would be considered by TABCORP's shareholders is scheduled for 30 October 2003. Further details are set out in
                  Section 16.10(i).

                  The conditions are set out in detail in Section 20.3. The Ordinary Share Scheme is not conditional on the implementation of the RPS Scheme.

PAYMENT DATE      Any dividends payable pursuant to the Ordinary Share Scheme will be provided to Jupiters Ordinary Shareholders by way of cheques despatched or electronic transfers initiated on the Implementation Date for the Ordinary Share Scheme (which is expected to be 13 November 2003).

                  All other entitlements under the Ordinary Share Scheme will be provided to Jupiters Ordinary Shareholders by way of cheques being distributed to them within five Business Days after the Implementation Date for the Ordinary Share Scheme. TABCORP Shares and Centrebet Notes (if any) to be issued under the Ordinary Share Scheme will be issued on the Implementation Date and issuer sponsored holdings statements for TABCORP Shares (as applicable) will be issued within five Business Days afterwards. It is currently anticipated that the process will be completed by 20 November 2003.

VOTING            The Ordinary Share Scheme must be approved by:
THRESHOLDS

                  - a majority in number of Jupiters Ordinary Shareholders present and voting at the Ordinary Share Scheme Meeting (in person or by proxy, attorney or corporate representative); and

                  - at least 75% of the total number of votes which are cast at the Ordinary Share Scheme Meeting.

ORDINARY SHARE    The Ordinary Share Scheme Meeting will be held at 10.00am on
SCHEME MEETING    24 October  2003 at the Hotel Conrad and Jupiters Casino,
                  Broadbeach, Gold Coast, Queensland.

                  Only Jupiters Ordinary Shareholders who hold Jupiters Ordinary Shares at 7.00pm on 22 October 2003 will be entitled to vote at the Ordinary Share Scheme Meeting.

                  Further details of the Ordinary Share Scheme Meeting, including how to vote, are contained in Section 2.

TAX A summary of the Australian tax consequences of the Ordinary Share Scheme for certain Jupiters Ordinary Shareholders is set out in Appendix B.

INELIGIBLE        Jupiters Ordinary Shareholders whose address in Jupiters'
OVERSEAS          Share Register as at the Implementation Record Date for the
SHAREHOLDERS      Ordinary Share Scheme is in a jurisdiction other than
                  Australia or its external territories, Hong Kong, the United
                  Kingdom or the United States of America may be treated as Ineligible Overseas Shareholders under the Ordinary Share
                  Scheme.

                  Neither TABCORP Shares nor Centrebet Notes will be issued to Ineligible

                  Overseas Shareholders. Instead such securities which would otherwise have been issued to the Ineligible Overseas Shareholders will be issued, in each case, to a nominee appointed by TABCORP. That nominee will sell the TABCORP Shares on such terms as it determines in good faith and will hold the Centrebet Notes until they are redeemed or lapse. The net cash proceeds received by the nominee pursuant to such a sale and the cash proceeds of such redemption will be remitted to Ineligible Overseas Shareholders as soon as practicable after the last sale of TABCORP Shares by that nominee or the redemption of the Centrebet Notes (as applicable). The nominee will be instructed that sales of TABCORP Shares must take place within 15 Business Days after the Implementation Date for the Ordinary Share Scheme.

                  Dividend entitlements will be provided to Ineligible Overseas Shareholders as set out in the section above entitled "Payment Date". The cash entitlements to be provided to Ineligible Overseas Shareholders under the Ordinary Share Scheme will be provided by way of cheques distributed to them promptly after the last sale of TABCORP Shares by the nominee. As noted above, Centrebet Notes that would otherwise have been issued to the Ineligible Overseas Shareholders will be issued to and held by a nominee.

EFFECTS OF        For all three alternative mixes of entitlements under the cash
ROUNDING          and shares component, the consideration to be received by a
                  Jupiters Ordinary Shareholder under the Ordinary Share Scheme is calculated on the basis that the Jupiters Ordinary
                  Shareholder will receive $5.25 cash per share in respect of a certain proportion of their Jupiters Ordinary Shares (being
                  54.286% of their shareholding parcel in the case of the Standard Cash and Shares Offer), and 0.525 TABCORP Shares per share in respect of the balance of their shareholding parcel.
                  The number of Jupiters Ordinary Shares in respect of which Jupiters Ordinary Shareholders will receive cash and the number of Jupiters Ordinary Shares in respect of which they will receive TABCORP Shares will each be rounded to the nearest whole number (with fractions of 0.5 or more being rounded up).

                  In addition, fractional entitlements to TABCORP Shares which arise from the calculation of the number of TABCORP Shares to be provided to a Jupiters Ordinary Shareholder under the Ordinary Share Scheme will be rounded up or down to the nearest whole number of such shares (with fractional entitlements of 0.5 or more being rounded up).

                  Worked examples showing the effects of rounding in sample cases are set out in Section 19.7.

                  The Ordinary Share Scheme contains provisions to address any attempts by Jupiters Ordinary Shareholders to seek to take unfair advantage of the above treatment of fractions (for example, by splitting their ordinary shareholding).

TRADING OF        It is expected that the TABCORP Shares issued under the
TABCORP SHARES    Ordinary Share Scheme will commence trading on ASX, initially on a deferred settlement basis, on 13 November 2003.

                  It is the responsibility of each Jupiters Ordinary Shareholder to determine their entitlement to TABCORP Shares before trading those shares to avoid the risk of selling shares that they do not own. To that end, TABCORP will make an announcement to ASX before deferred settlement trading commences as to the calculation of entitlements under the Maximum Cash Election and the Maximum Shares Election.

                  Normal trading of TABCORP Shares is expected to commence on 21 November 2003.

If Jupiters Ordinary Shareholders have any questions in relation to the Merger, the Ordinary Share Scheme or the Ordinary Share Scheme Meeting, they should contact their legal, investment or other adviser or telephone the Jupiters Information Line on:

-          if calling from within Australia:            1800 65 65 06; and

-          if calling from outside Australia:           +612 9207 3783.

SECTION 6 - MATTERS RELEVANT TO JUPITERS ORDINARY SHAREHOLDERS

Following is a summary of the key features of the Ordinary Share Scheme. This Section should be read in conjunction with the remaining information for Jupiters Ordinary Shareholders in this Scheme Booklet.

6.1      OVERVIEW OF THE MERGER

         On 5 March 2003, Jupiters and TABCORP announced a proposal to merge and to divest the Centrebet Business.

         On 12 June 2003, Jupiters and TABCORP entered into a Merger Implementation Agreement following the completion by each party of detailed due diligence on the other party. A summary of the key terms of the Merger Implementation Agreement is set out in Section 20.

         If the Merger proceeds, the Merged Group will be the largest gambling company in Australia with substantial earnings and an investment grade credit rating, and will be well-positioned to pursue strategic opportunities in Australia and abroad. The Merged Group will operate approximately 18,000 gaming machines, with four casino and hotel facilities in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria, Keno operations on the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technology servicing business and an international monitoring, gaming and totalizator sales business.

         The Ordinary Share Scheme is subject to a number of conditions including approval of the Ordinary Share Scheme by:

         -        Jupiters Ordinary Shareholders; and

         -        the Court,

         and receipt of various approvals from the Queensland State Government.

         It may be a condition of the grant of the necessary approvals by the Queensland State Government that amendments are made to TABCORP's constitution. The meeting at which any such amendments would be considered by TABCORP's shareholders is scheduled for 30 October 2003. Further details are set out in Section 16.10(i). The approvals from the Queensland State Government may not be obtained before the Ordinary Share Scheme Meeting.

         The conditions to the Ordinary Share Scheme are described in detail in
         Section 20.3.

         Pursuant to the Merger Implementation Agreement, Jupiters has agreed to propose the Merger with TABCORP to Jupiters Ordinary Shareholders. Specifically, Jupiters has agreed to propose a scheme of arrangement with Jupiters Ordinary Shareholders which, if implemented, would result in all Jupiters Ordinary Shares being acquired by TABCORP Investments, a wholly owned subsidiary of TABCORP. If the Ordinary Share Scheme is implemented, Jupiters will become a subsidiary of TABCORP and TABCORP intends to procure that Jupiters will apply to be removed from the official list of ASX.

         In conjunction with the Merger, Jupiters has agreed to propose a separate scheme of arrangement with RPS Holders which, if implemented, would result in all RPS being acquired by TABCORP Investments. TABCORP Investments has also agreed with Jupiters Optionholders, through individual agreements with them, that, if the Ordinary Share Scheme is implemented, all Jupiters Options on issue as at the Implementation Date for the Ordinary Share Scheme will be cancelled. The Ordinary Share Scheme is not conditional upon the RPS Scheme becoming effective, or upon cancellation of the Jupiters Options. Implementation of the RPS Scheme and the cancellation of the Jupiters Options are conditional on the Ordinary Share Scheme becoming effective. In certain circumstances in connection with the Merger, TABCORP Investments may acquire RPS even if the Ordinary Share Scheme does not become effective. Those circumstances are described in Section 19.2.

6.2      ENTITLEMENTS THAT JUPITERS ORDINARY SHAREHOLDERS WILL RECEIVE

         (a)      SUMMARY

                  Jupiters Ordinary Shareholders will only be eligible to receive entitlements under the Ordinary Share Scheme for the Jupiters Ordinary Shares they hold at the Implementation Record Date for the Ordinary Share Scheme, which is expected to be 5.00pm on 10 November 2003. Certain Jupiters Ordinary Shareholders will be treated as Ineligible Overseas Shareholders and will not be eligible to receive TABCORP Shares or Centrebet Notes. Further details of the entitlements Ineligible Overseas Shareholders will receive are set out in
                  Section 6.2(e).

                  The precise form and source of entitlements that each Jupiters Ordinary Shareholder will receive pursuant to the Ordinary Share Scheme depends on whether:

                  -        a Centrebet Sale Completion occurs by 31 October
                           2003;

                  - the Jupiters Ordinary Shareholder lodges a completed Election Form by the required time and, if so, the nature of that Jupiters Ordinary Shareholder's election and all other Jupiters Ordinary Shareholders' elections; and

                  - the Jupiters Ordinary Shareholder is an Ineligible Overseas Shareholder.

                  The entitlements each Jupiters Ordinary Shareholder will receive will comprise three parts:

                  -        a Special Dividend;

                  -        a cash and shares component; and

                  -        a Centrebet Component.

                  Each of these is discussed separately below.

                  Jupiters Ordinary Shareholders will not receive any of the above components if the Ordinary Share Scheme is not approved and implemented.

                  The amount of cash and the number of TABCORP Shares a Jupiters Ordinary Shareholder will receive as part of the cash and shares component will depend on whether they elect to receive an increased proportion of cash or an increased proportion of TABCORP Shares by lodging a completed Election Form and the extent to which cash and shares are available from fixed pools (discussed in Section 6.2(c)) to satisfy that election. If a Jupiters Ordinary Shareholder does not make such an election, they will receive from the TABCORP Group the "STANDARD CASH AND SHARES OFFER", which (subject to the effects of rounding) is $285 cash and 24 TABCORP Shares for every 100 Jupiters Ordinary Shares they hold.

                  Due to the fixed pools, Jupiters Ordinary Shareholders who make an election will not know the precise mix of cash and TABCORP Shares they will receive until after they are required to vote on the Ordinary Share Scheme.

         (b) PAYMENT OF SPECIAL DIVIDEND BY JUPITERS TO JUPITERS ORDINARY SHAREHOLDERS

                  If the Ordinary Share Scheme is implemented, Jupiters will pay the Special Dividend to Jupiters Ordinary Shareholders, being a fully franked dividend of $0.75 cash per Jupiters Ordinary Share.

         (c) PAYMENT OF THE CASH AND SHARES COMPONENT BY THE TABCORP GROUP TO JUPITERS ORDINARY SHAREHOLDERS

                  If the Ordinary Share Scheme is implemented, each Jupiters Ordinary Shareholder will be entitled to receive from the TABCORP Group the STANDARD CASH AND SHARES OFFER, which (subject to the effects of rounding referred to below) is $285 in cash and 24 TABCORP Shares for every 100 Jupiters Ordinary Shares held by them.

                  Each Jupiters Ordinary Shareholder will have the option to maximise the amount of cash or the number of TABCORP Shares they receive, by choosing:

                  -        the "Maximum Cash Election"; or

                  -        the "Maximum Shares Election",

                  using the yellow Election Form accompanying this Scheme Booklet. The Standard Cash and Shares Offer will apply to each Jupiters Ordinary Shareholder who does not make a valid election.

                  To be valid, Election Forms must be completed and received by Jupiters in accordance with the instructions on the Election Form by the Implementation Record Date for the Ordinary Share Scheme, which is expected to be 5.00pm on 10 November 2003.

                  Under the "MAXIMUM CASH ELECTION", Jupiters Ordinary Shareholders will receive from the TABCORP Group, in respect of every 100 Jupiters Ordinary Shares which they hold (subject to the effects of rounding referred to below):

                  -        $285 in cash;

                  - up to an additional $240 in cash in lieu of the TABCORP Shares which would have been received under the Standard Cash and Shares Offer, to the extent that cash is available from a pool of approximately $575 million ("CASH CONSIDERATION CAP"); and

                  - TABCORP Shares to the extent that cash is not received in lieu of TABCORP Shares due to the Cash Consideration Cap.

                  Under the "MAXIMUM SHARES ELECTION", Jupiters Ordinary Shareholders will receive from the TABCORP Group, in respect of every 100 Jupiters Ordinary Shares which they hold (subject to the effects of rounding referred to below):

                  -        24 TABCORP Shares;

                  - up to an additional 28.5 TABCORP Shares in lieu of the cash which would have been received under the Standard Cash and Shares Offer, to the extent that TABCORP Shares are available from a pool of approximately 48.4 million TABCORP Shares ("SHARE CONSIDERATION CAP"); and

                  - cash to the extent that TABCORP Shares are not received in lieu of cash due to the Share Consideration Cap.

                  If any Jupiters Options are exercised before the Implementation Record Date for the Ordinary Share Scheme, the Cash Consideration Cap will be increased by $2.85 for every new Jupiters Ordinary Share issued and the Share Consideration Cap will be increased by 0.24 TABCORP Shares for every new Jupiters Ordinary Share issued.

                  Due to the Cash Consideration Cap and the Share Consideration Cap, it is possible that Jupiters Ordinary Shareholders who make the Maximum Cash Election or the Maximum Shares Election may receive a similar (or the same) amount of cash and a similar (or the same) number of TABCORP Shares as they would receive under the Standard Cash and Shares Offer.

                  VALUE OF CASH AND SHARES COMPONENT

                  TABCORP Shares of the same class as those to be provided as consideration under the Ordinary Share Scheme are quoted by ASX. The value of the consideration that Jupiters Ordinary Shareholders will receive under the Ordinary Share Scheme will depend on the election that each Jupiters Ordinary Shareholder makes and, if part or all of the consideration to be provided for their Jupiters Ordinary Shares is TABCORP Shares, the market price of TABCORP Shares on ASX after the new TABCORP Shares commence trading. Figure 6.2.1 outlines a range of possible market prices of TABCORP Shares and the implied value of the Standard Cash and Shares Offer to be provided by the TABCORP Group corresponding to each such price. Figure 6.2.1 also sets out the implied value of the consideration to be provided by the TABCORP Group pursuant to the Maximum Shares Election, and pursuant to the Maximum Cash Election, on the assumption that the scale backs described in Sections 6.2(c) and 19.7 do not come into operation.

                  Figure 6.2.1 does not include the value of the Special Dividend or any value for the Centrebet Component.

                  Figure 6.2.1 is for illustrative purposes only, and the TABCORP Share prices stated should not be taken as an indication of the likely TABCORP Share prices following the Merger. No assurance can be, or is, given as to the prices at which TABCORP Shares will trade following the Merger.

                  FIGURE 6.2.1: EFFECT OF TABCORP SHARE PRICE ON THE IMPLIED VALUE OF THE CASH AND SHARE COMPONENT OF THE ORDINARY SHARE SCHEME ENTITLEMENTS

                                    CASH AND SHARE COMPONENT ALTERNATIVES
                                     PER 100 JUPITERS ORDINARY SHARES(2)
                                -----------------------------------------------
                                STANDARD CASH      MAXIMUM         MAXIMUM
                                  AND SHARES       CASH (1)       SHARES (1)
                                    OFFER          ELECTION        ELECTION
-------------------------------------------------------------------------------
Cash                                 $285            $525            $0
TABCORP Shares                    24 TABCORP      0 TABCORP         52.5
                                    Shares          Shares         TABCORP
                                                                   Shares
-------------------------------------------------------------------------------

                                  IMPLIED VALUE OF CASH AND SHARE COMPONENT
                                       PER 100 JUPITERS ORDINARY SHARES
-------------------------------------------------------------------------------
    TABCORP             $              $               $              $
  SHARE PRICE
                       9.00           501             525            473
                       9.50           513             525            499
                      10.00           525             525            525
                      10.50           537             525            551
                      11.00           549             525            578
                      11.50           561             525            604
                      12.00           573             525            630
-------------------------------------------------------------------------------

Note: Values exclude any effects of tax. The implied value of the cash and share component received under the three alternatives would be the same if TABCORP Shares trade at $10.00 on ASX.

(1) Maximum Cash Election and Maximum Shares Election will be subject to any necessary scale backs as described in Sections 6.2(c) and 19.7.

(2) Subject to the effects of rounding.

                  Figure 6.2.2 shows the historical price of TABCORP Shares since January 2003 to the end of August 2003.

                  FIGURE 6.2.2: HISTORICAL PRICE OF TABCORP SHARES SINCE JANUARY 2003

[LINE GRAPH]

Source: Iress Market Technology Limited

                  The latest recorded sale price for TABCORP Shares on ASX before the date on which this Scheme Booklet was lodged for registration with ASIC was $11.23 (on 4 September 2003).

                  During the three months ended on the day immediately before the date on which this Scheme Booklet was lodged for registration with ASIC:

                  - the highest recorded sale price for TABCORP Shares on ASX was $11.64, which was recorded on 28 August 2003; and

                  - the lowest recorded sale price for TABCORP Shares on ASX was $10.03, which was recorded on 5 June 2003.

                  The latest recorded sale price for TABCORP Shares on ASX before the public announcement of the Merger was $9.59 (on 4 March 2003).

                  Some historical trading prices of TABCORP Shares may reflect a $0.34 dividend declared by TABCORP in respect of the half year ended 30 June 2003. The record date for that dividend was 5 September 2003.

                  HOW THE SCALE BACK WORKS

                  If the total amount of cash consideration or share consideration which the TABCORP Group would otherwise have been required to pay or issue to satisfy elections made by Jupiters Ordinary Shareholders exceeds the Cash Consideration Cap or the Share Consideration Cap, the amount of cash or the number of TABCORP Shares to be provided in respect of those shareholders who have made the relevant elections will be scaled back on a pro rata basis.

                  The consideration received by any individual Jupiters Ordinary Shareholder who makes the Maximum Cash Election or the Maximum Shares Election will depend on the elections made by each other Jupiters Ordinary Shareholder. Jupiters Ordinary Shareholders who make an election will not know the precise mix of cash and TABCORP Shares to be provided to them under the Ordinary Share Scheme until on or about the Implementation Date for the Ordinary Share Scheme. Due to the Cash Consideration Cap and the Share Consideration Cap, it is possible that Jupiters Ordinary Shareholders who make the Maximum Cash Election or the Maximum Shares Election may receive a similar (or the same) amount of cash and a similar (or the same) number of TABCORP Shares as they would receive under the Standard Cash and Shares Offer.

                  Figure 6.2.3 shows the results of "scaling back" in various scenarios (rounded to the nearest dollar and TABCORP Share). By way of example, the scenario in the second row of figure
                  6.2.3 (shaded) demonstrates the position if Jupiters Ordinary Shareholders who hold 80% of Jupiters Ordinary Shares make the Maximum Cash Election, Jupiters Ordinary Shareholders who hold 10% of the Jupiters Ordinary Shares do not make an election and the remaining Jupiters Ordinary Shareholders make the Maximum Shares Election. In that case, Jupiters Ordinary Shareholders will receive from the TABCORP Group (subject to the effects of rounding):

                  -        if they have made the Maximum Cash Election:

                           - $321 and 20 TABCORP Shares for every 100 Jupiters Ordinary Shares held;

                  -        if they have not made an election:

                           - $285 and 24 TABCORP Shares for every 100 Jupiters Ordinary Shares held; and

                  -        if they have made the Maximum Shares Election:

                           - 52.5 TABCORP Shares for every 100 Jupiters Ordinary Shares held and no cash.

                  Figure 6.2.3 does not include the value of entitlements to the Special Dividend or the Centrebet Component.

                  FIGURE 6.2.3: EXAMPLES OF HOW THE SCALE BACK WORKS

------------------------------------------------------------------------------------------------------------------------
ELECTION AS A % OF TOTAL JUPITERS ORDINARY             CASH AND SHARE COMPONENT PER 100 JUPITERS ORDINARY SHARES(1)
              SHARES ON ISSUE                              RECEIVED BY JUPITERS ORDINARY SHAREHOLDERS CHOOSING:
------------------------------------------------------------------------------------------------------------------------
 MAXIMUM CASH     STANDARD       MAXIMUM
   ELECTION       CASH AND        SHARES               MAXIMUM CASH        STANDARD CASH AND         MAXIMUM SHARES
                SHARES OFFER     ELECTION                ELECTION             SHARES OFFER              ELECTION
------------------------------------------------------------------------------------------------------------------------
    100%              0%            0%              $285 / 24 TABCORP              NA                      NA
                                                          Shares
     80%             10%           10%              $321 / 20 TABCORP      $285 / 24 TABCORP     - / 53 TABCORP Shares
                                                          Shares                 Shares
     60%             20%           20%              $380 / 15 TABCORP      $285 / 24 TABCORP     - / 53 TABCORP Shares
                                                          Shares                 Shares
     33%             33%           33%              $525 / - TABCORP       $285 / 24 TABCORP       $45 / 48 TABCORP
                                                          Shares                 Shares                  Shares
     20%             20%           60%              $525 / - TABCORP       $285 / 24 TABCORP       $205 / 32 TABCORP
                                                          Shares                 Shares                  Shares
     10%             10%           80%              $525 / - TABCORP       $285 / 24 TABCORP       $255 /27 TABCORP
                                                          Shares                 Shares                  Shares
      0%              0%          100%                      NA                     NA              $285 / 24 TABCORP
                                                                                                         Shares
------------------------------------------------------------------------------------------------------------------------

(1)  Subject to the effects of rounding.

                  The results of the scale back will be announced by TABCORP as soon as possible after the Implementation Record Date for the Ordinary Share Scheme - most likely on the Implementation Date for the Ordinary Share Scheme, which is expected to be 13 November 2003.

                  Section 19.7 details the precise operation of the scale backs and examples of how the formula in the Ordinary Share Scheme are applied.

                  EFFECTS OF ROUNDING

                  For all three alternative mixes of entitlements under the cash and shares component, the consideration to be received by a Jupiters Ordinary Shareholder under the Ordinary Share Scheme is calculated on the basis that the Jupiters Ordinary Shareholder will receive $5.25 cash per share in respect of a certain proportion of their Jupiters Ordinary Shares (being 54.286% of their shareholding parcel in the case of the Standard Cash and Shares Offer), and 0.525 TABCORP

                  Shares per share in respect of the balance of their shareholding parcel. The number of Jupiters Ordinary Shares in respect of which Jupiters Ordinary Shareholders will receive cash and the number of Jupiters Ordinary Shares in respect of which they will receive TABCORP Shares will be rounded to the nearest whole number (with fractions of 0.5 or more being rounded up).

                  In addition, fractional entitlements to TABCORP Shares which arise from the calculation of the number of TABCORP Shares to be provided by the TABCORP Group to a Jupiters Ordinary Shareholder under the Ordinary Share Scheme will be rounded up or down to the nearest whole number of such shares (with fractional entitlements of 0.5 or more being rounded up).

                  Worked examples showing the effects of rounding in sample cases are set out in Section 19.7.

                  The Ordinary Share Scheme contains provisions to address any attempts by Jupiters Ordinary Shareholders to seek to take unfair advantage of the above treatment of fractions (for example, by splitting their holding of Jupiters Ordinary Shares).

         (d)      CENTREBET COMPONENT

                  (i) ENTITLEMENT IF CENTREBET SALE COMPLETION OCCURS BY 31 OCTOBER 2003

                           If the Ordinary Share Scheme is implemented and a Centrebet Sale Agreement is signed and Centrebet Sale Completion occurs by 31 October 2003, Jupiters Ordinary Shareholders will receive from Jupiters a fully franked dividend per Jupiters Ordinary Share equal to the Net Centrebet Proceeds divided by the number of Jupiters Ordinary Shares on issue at the Implementation Record Date for the Ordinary Share Scheme (the "CENTREBET DIVIDEND"). The Centrebet Dividend will be in addition to the Special Dividend and cash and shares component described in Sections 6.2(b) and 6.2(c).

                           If Centrebet Sale Completion does not occur by 31 October 2003, Jupiters Ordinary Shareholders are likely to receive less value for the Centrebet Business and may receive no value, for the reasons set out in Section 6.2(d)(ii) that follow. Details of the Centrebet Sale process are contained in Section 7.1.

                  (ii) ENTITLEMENT IF CENTREBET SALE COMPLETION DOES NOT OCCUR BY 31 OCTOBER 2003

                           If the Ordinary Share Scheme is implemented but Centrebet Sale Completion does not occur by 31 October 2003, a wholly owned subsidiary of TABCORP, TABCORP Issuer, will issue one Centrebet Note to each Jupiters Ordinary Shareholder for each Jupiters Ordinary Share held.

                           Under the terms of each Centrebet Note, if a Centrebet Sale Agreement is signed by 30 June 2004 and Centrebet Sale Completion occurs by 30 September 2004, a proportion of any Net Centrebet Proceeds will be distributed to each Centrebet Noteholder by way of redemption of the

                           Centrebet Notes. To this end, after the Ordinary Share Scheme is implemented, TABCORP and TABCORP Issuer are obliged to use reasonable endeavours to continue to pursue a Centrebet Sale.

                           Jupiters has conducted an international tender process designed to extract maximum value from the sale of the Centrebet Business and is currently negotiating sale terms with preferred bidders. The Jupiters Board is actively pursuing an agreement for the sale of the Centrebet Business and is endeavouring to ensure that Centrebet Sale Completion occurs by 31 October 2003, however no assurances can be given that this will occur. If Jupiters is unable to sign a Centrebet Sale Agreement or if Centrebet Sale Completion does not occur by 31 October 2003, it is possible that TABCORP will be unable to sell the Centrebet Business before 30 June 2004, in which case Jupiters Ordinary Shareholders will receive no value for the Centrebet Business.

                           Any amount received under a Centrebet Note is likely to be less than the amount Jupiters Ordinary Shareholders would have received if Centrebet Sale Completion had occurred by 31 October 2003 due to the payment of a commission to the TABCORP Group for effecting the sale. That commission is equal to $10 million plus 12% of the Net Centrebet Proceeds (before taking into account the commission) in excess of $30 million.

                           Any amount received under a Centrebet Note is also likely to be less as material changes are likely to be made by TABCORP to the Centrebet Business. While legal in the Northern Territory and the United Kingdom, where Centrebet's licences were granted, certain jurisdictions, such as Denmark, have passed legislation to prevent certain persons targeting their residents with offers of gambling services over the internet. TABCORP is entitled, after the Ordinary Share Scheme becomes effective, to make changes to the Centrebet Business if it receives legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in any jurisdiction in which the Merged Group (including Centrebet) operates or proposes to operate. The TABCORP Group has current operations in, or plans to expand its operations into, Denmark, Norway and the United States of America (as set out in Section 16.7(c)). At or about the time at which the Merger is implemented TABCORP intends to seek legal advice in relation to those jurisdictions and Centrebet's then current operations. TABCORP will implement any changes it considers necessary based on that legal advice. Centrebet does not currently accept bets from residents of the United States of America. In the financial year ended 30 June 2003, approximately 59% of Centrebet's turnover was derived from residents of Denmark, Norway, Finland and Sweden.

                           If, after using reasonable endeavours, TABCORP is unable to enter into a Centrebet Sale Agreement by 30 June 2004 or it does so but Centrebet Sale Completion does not occur by 30 September 2004, the Centrebet Notes will lapse and Jupiters Ordinary Shareholders will not receive any cash or other consideration for the Centrebet Business.

         (e)     PAYMENT TO INELIGIBLE OVERSEAS SHAREHOLDERS

                 A Jupiters Ordinary Shareholder whose address as shown in Jupiters' Share Register on the Implementation Record Date for the Ordinary Share Scheme is in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America, will be an Ineligible Overseas Shareholder, unless TABCORP is reasonably satisfied that the issue of TABCORP Shares or Centrebet Notes to the Jupiters Ordinary Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction.

                 Ineligible Overseas Shareholders will receive the same entitlements under the Ordinary Share Scheme as they would receive if they were eligible Jupiters Ordinary Shareholders, except that TABCORP is not obliged to issue TABCORP Shares and TABCORP Issuer is not obliged to issue Centrebet Notes to any Ineligible Overseas Shareholder. If TABCORP does not issue TABCORP Shares, or TABCORP Issuer does not issue Centrebet Notes, to a Jupiters Ordinary Shareholder because they are an Ineligible Overseas Shareholder, the TABCORP Shares or Centrebet Notes that would have been issued to that shareholder will be issued to a nominee of TABCORP. The nominee will sell the TABCORP Shares as soon as practicable (and, in any event, within 15 Business Days after the Implementation Date for the Ordinary Share Scheme) and the net proceeds of sale (averaged for all TABCORP Shares sold by the nominee) will be paid to the Ineligible Overseas Shareholder. The nominee will hold the Centrebet Notes until they are redeemed or lapse. In the case of redemption, the nominee will then remit any amounts paid to it on redemption of the Centrebet Notes to Ineligible Overseas Shareholders.

6.3      DIRECTORS' RECOMMENDATION ON ORDINARY SHARE SCHEME

         The Directors unanimously recommend that Jupiters Ordinary Shareholders vote in favour of the Ordinary Share Scheme. The Directors have formed their conclusion and made their recommendation based on the reasons outlined in Section 6.4 below.

         The Directors who hold Jupiters Ordinary Shares intend to vote in favour of the Ordinary Share Scheme.

6.4      WHY JUPITERS ORDINARY SHAREHOLDERS SHOULD VOTE IN FAVOUR OF THE MERGER

         (a) THE JUPITERS BOARD HAS FOUND THAT THE MERGER IS CURRENTLY THE MOST ATTRACTIVE ALTERNATIVE AVAILABLE

                 - The Merger delivers greater benefits to Jupiters Ordinary Shareholders than Jupiters would as a stand alone entity.

                 - In the absence of the Merger, the trading price of Jupiters Ordinary Shares on ASX (assuming that the Centrebet Business has been sold and the net proceeds of sale distributed) in the medium term is likely to be substantially lower than $6.34 per share, the midpoint of the valuation range determined by the Independent Expert for the entitlements to be received (excluding the Centrebet Component) under the Ordinary Share Scheme.

                 - The terms of the Merger are more attractive than the terms outlined in previous discussions regarding a proposed merger with UNiTAB Limited.

                 - Despite the public nature of the Merger proposal, Jupiters has not received any alternative merger proposals from any other parties.

                 - Jupiters Ordinary Shareholders will realise, on average, a substantial portion of their holdings in cash, without incurring any brokerage costs or transaction fees.

         (b) THE ENTITLEMENTS TO BE RECEIVED BY JUPITERS ORDINARY SHAREHOLDERS REPRESENT A SUBSTANTIAL PREMIUM TO JUPITERS' HISTORICAL TRADING PRICE

                 The Independent Expert has determined that the value of the Special Dividend and the cash and shares component which Jupiters Ordinary Shareholders would receive under the Merger represent (on average) $6.34 per Jupiters Ordinary Share consisting of the following components.

                 FIGURE 6.4.1: VALUE OF SPECIAL DIVIDEND AND CASH AND SHARES COMPONENT

           ENTITLEMENTS PER                         AVERAGE VALUE OF ENTITLEMENTS PER
      100 JUPITERS ORDINARY SHARES                      JUPITERS ORDINARY SHARE(1)
      ----------------------------                      --------------------------
CASH AND SHARES COMPONENT(2)

24 TABCORP Shares                                                 $2.58

$285 cash                                                         $2.85
                                                                  -----
                                                                  $5.43
SPECIAL DIVIDEND

$75 by way of Special Dividend                                    $0.75

Value of franking credits                                         $0.16
                                                                  -----
SUB TOTAL                                                         $0.91

VALUE OF ENTITLEMENTS (EXCLUDING THE                              $6.34
 CENTREBET COMPONENT)

                 This determination is based on a number of assumptions which are set out in detail in the Independent Expert's Report.

---------------------

(1) Based on Independent Expert valuation of the consideration

(2) Subject to the effects of rounding

\
                                       26

                  -        The value of $6.34 referred to above is:

                           - 27% higher than the three month daily volume weighted average sale price of Jupiters Ordinary Shares on ASX preceding 16 December 2002, the day Jupiters announced that it was in merger discussions with UNiTAB Limited; and

                           - 27% higher than the three month daily volume weighted average sale price of Jupiters Ordinary Shares on ASX preceding 10 January 2003, the day Jupiters announced that it was in merger discussions with TABCORP.

                  FIGURE 6.4.2: TRANSACTION PREMIUM TO THE HISTORICAL TRADING PRICE OF JUPITERS ORDINARY SHARES

[LINE GRAPH]

-       3-mth Rolling VWAP

- Independent Expert's Determination as to the value of the aggregate entitlements under the Ordinary Share Scheme (excluding Centrebet Component)

Source: Iress Market Technology Limited

                  Any additional value received by Jupiters Ordinary Shareholders from the Centrebet Component would increase the transaction premium (relative to the volume weighted average sale prices referred to above) that Jupiters Ordinary Shareholders would receive under the Ordinary Share Scheme.

         (c) THE VALUE WHICH JUPITERS ORDINARY SHAREHOLDERS WILL RECEIVE AS PART OF THE ORDINARY SHARE SCHEME COMPARES FAVOURABLY WITH PREVIOUS CASINO ACQUISITIONS

                  Jupiters' operations mainly comprise land based casino operations, wide area operations (including Keno and gaming machine monitoring), technology services and the Centrebet Business. As set out elsewhere in this Scheme Booklet, it is intended that the Centrebet Business will be divested and that, if the Merger proceeds, any net proceeds of that sale will be distributed to Jupiters Ordinary Shareholders.

                  Jupiters Ordinary Shareholders will participate in three types of entitlements: the Special Dividend, a cash and shares component and a Centrebet Component. The

                  Special Dividend and cash and shares component can be viewed as reflecting the value of Jupiters and its operations, other than the Centrebet Business.

                  The values (as determined by the Independent Expert based on the assumptions set out in its report in Appendix A) of the Special Dividend and the cash and shares component represent the following multiples.

                                   Value per                  Valuation Multiple
                                   Jupiters         ------------------------------------
                                   Ordinary           Enterprise               Price/
                                   Share(1)         Value/EBITDA(2)          Earnings(3)
                                   --------         ---------------          -----------
Special Dividend and cash          $6.34                 9.3x                   20.5x
and shares component

Note: All figures above exclude the value of any entitlements relating to the Centrebet Business and any earnings contribution of the Centrebet Business.

(1) Based on valuation of Independent Expert.

(2) Enterprise value defined as equity value (the value of entitlements per Jupiters Ordinary Share x number of Jupiters Ordinary Shares outstanding), plus the book value of net debt, less the value of surplus assets. EBITDA is maintainable EBITDA as determined by the Independent Expert.

(3) Price is the value of entitlements per Jupiters Ordinary Share and earnings is for the year ended 30 June 2003 normalised earnings per share (excluding non-recurring costs).

                  Given the profile of the operations of Jupiters, these valuation multiples compare favourably with the transaction multiples reflected in precedent casino acquisitions in Australia, as demonstrated in the following graph.

                  FIGURE 6.4.3: ACQUISITION MULTIPLES IN PRECEDENT CASINO TRANSACTIONS

[BAR CHART]

     Enterprise Value/EBITDA(1)(x)
Star City (1999)                  10.3x
Jupiters (2003)(Proposed)          9.3x
Crown (1999)                       8.7x
Adelaide Casino (2000)             8.3x
BreakWater Island Trust (2002)     7.1x

Note:    Years in brackets indicate effective year of the acquisition.

(1) Enterprise value excludes the value of surplus assets, including the Centrebet Business for Jupiters. EBITDA is maintainable EBITDA (excluding the Centrebet Business for Jupiters) as determined by an independent expert, with the exception of Adelaide Casino which is based on historical EBITDA.

Source: Independent expert reports, company filings

         (d) THE INDEPENDENT EXPERT HAS FOUND THAT THE MERGER IS IN THE BEST INTERESTS OF JUPITERS ORDINARY SHAREHOLDERS AND IS FAIR AND REASONABLE AND THAT THEREFORE JUPITERS ORDINARY SHAREHOLDERS SHOULD APPROVE THE ORDINARY SHARE SCHEME

                  The Independent Expert has reached this conclusion due to a number of reasons, including:

                  - The total entitlements offered are fair and reflect an appropriate control value for Jupiters Ordinary Shares. The following table shows that the Independent Expert's valuation of the Special Dividend and the cash and shares component to be provided to Jupiters Ordinary Shareholders under the Ordinary Share Scheme is higher than the valuation of Jupiters Ordinary Shares (excluding the estimated value of the Centrebet Business).

                           FIGURE 6.4.4: INDEPENDENT EXPERT VALUATION RANGE

                                                       LOW            HIGH
                                                       ---            ----
Valuation of Jupiters Ordinary Shares(1)              $5.81          $6.48

Valuation of entitlements under Ordinary Share        $6.16          $6.52
Scheme(2)

(1) Excludes the estimated value of the Centrebet Business.

(2) Excludes the estimated value of the Centrebet Component.

                           This view of fairness applies regardless of the form of the cash and shares component which Jupiters Ordinary Shareholders elect to receive.

                  - Jupiters Ordinary Shareholders will be better off after the Merger, as they will (on average) realise a significant portion of their holdings in cash at a full control value, while (generally) retaining an interest in the Merged Group going forward.

                  - The value that Jupiters Ordinary Shareholders will receive under the Ordinary Share Scheme is higher than the value that would be achieved through an orderly realisation of Jupiters' assets.

                  - The Merger is the best alternative available as it delivers greater value and benefits to Jupiters Ordinary Shareholders than other alternatives available to Jupiters.

                  Jupiters recommends that Jupiters Ordinary Shareholders read the Independent Expert's Report on the Ordinary Share Scheme in full (see Appendix A).

         (e) JUPITERS ORDINARY SHAREHOLDERS HAVE THE OPPORTUNITY TO RECEIVE SHARES IN A LARGER, MORE DIVERSIFIED COMPANY WITH AN ENHANCED ABILITY TO PURSUE STRATEGIC OPPORTUNITIES

                  - The Merged Group will have a stronger financial position than Jupiters, with greater access to capital markets providing it with greater financial capacity to pursue strategic opportunities.

                  - The Merged Group will have a higher market capitalisation, providing increased liquidity to Jupiters Ordinary Shareholders who are issued TABCORP Shares.

                  - The Merged Group will have greater operational scale with improved product diversification.

                  - The Merged Group will have greater geographic breadth and more diversified regulatory risk.

                  - TABCORP Shares historically have provided a higher dividend yield than Jupiters Ordinary Shares.

FIGURE 6.4.5: MARKET CAPITALISATION OF MERGED GROUP

[BAR CHART]

MARKET CAPITALISATION ($ BILLIONS)
Jupiter            $  1.3
Merged Entity      $  4.7

                  Source: Iress Market Technology Limited, market capitalisation as at 4 September 2003 based on a closing price on ASX for a Jupiters Ordinary Share of $6.59 and a closing price on ASX for a TABCORP Share of $11.23.

6.5      CHOICE OF CONSIDERATION FOR THE CASH AND SHARES COMPONENT

         In making an election on the mix of consideration that Jupiters Ordinary Shareholders should elect to receive in respect of the cash and shares component, Jupiters Ordinary Shareholders need to consider their personal tax position and other circumstances and seek advice from their legal, investment or other professional adviser. The Independent Expert has found the entitlements to be provided under the Ordinary Share Scheme to be fair regardless of whether a Jupiters Ordinary Shareholder receives the Standard Cash and Shares Offer, or makes the Maximum Cash Election or Maximum Shares Election. Given the operation of the "scale backs" described in Sections 6.2(c) and 19.7, the precise mix of cash and shares to be provided in respect of any given Jupiters Ordinary Shareholder will be determined by the election decisions made by all other Jupiters Ordinary Shareholders. Accordingly, a Jupiters Ordinary Shareholder who makes the Maximum Cash Election or the Maximum Shares Election will not know the precise mix of cash and shares to be provided until after elections are due, which is expected to be 5.00pm on 10 November 2003. This date occurs after the date of the Ordinary Share Scheme Meeting.

         The following factors should also be considered when making an election:

         (a)      FACTORS TO CONSIDER RELATING TO CASH CONSIDERATION

                  - Cash consideration provides certainty of value as to the consideration received.

                  - Cash consideration may trigger an immediate capital gains tax liability for some Jupiters Ordinary Shareholders.

         (b)      FACTORS TO CONSIDER RELATING TO SHARE CONSIDERATION

                  - Share consideration allows the participation of Jupiters Ordinary Shareholders in the growth prospects and other benefits of the Merged Group.

                  - Share consideration may have capital gains tax scrip for scrip rollover advantages for many shareholders. Jupiters Ordinary Shareholders should refer to the tax opinion of Ernst & Young in Appendix B for an explanation of this.

                  - Share consideration increases the uncertainty of the value of the consideration received and exposes Jupiters Ordinary Shareholders to fluctuations in the price of TABCORP Shares prior to and after implementation of the Merger.

                  - There are general risks associated with holding shares, such as fluctuations in the value of the shares, as well as specific risks associated with holding TABCORP Shares and the performance of the Merged Group. These specific risks include regulatory risks, the uncertainty surrounding the renewal of TABCORP's Wagering and Gaming Licences in 2012 and the impact of SARS on the casino businesses as well as risks associated with the Merger, such as integration risks, and the increased leverage of TABCORP. Further details of the risks are set out in
                           Section 18.

         After consideration by the Directors of their personal circumstances (which may be different to the circumstances of other Jupiters Ordinary Shareholders), the Directors intend to make the following elections:

         - the Chairman, Mr Lawrence Willett AO, intends to make the Maximum Shares Election;

         - the Managing Director, Mr Rob Hines, intends to make the Maximum Shares Election if TABCORP Shares have been trading at $10.20 or more when he makes his election;

         -       Sir Frank Moore AO intends to make the Maximum Shares Election;
                 and

         -       Mr John Story intends to make the Maximum Shares Election.

         Ms Penny Morris AM does not hold Jupiters Ordinary Shares.

         Each Jupiters Ordinary Shareholder needs to consider their own circumstances and the factors set out above. Jupiters Ordinary Shareholders are urged to consider figure 6.2.1 and take into account their marginal tax rate when making an election.

         Jupiters Ordinary Shareholders who want to make an election to receive the Maximum Cash Election or the Maximum Shares Election should complete and send the yellow Election Form enclosed with this Scheme Booklet to Jupiters' Share Registry. The election which a Jupiters Ordinary Shareholder makes will apply to all their Jupiters Ordinary Shares, regardless of whether those Jupiters Ordinary Shares are acquired before or after the election is made. The Election Form must be received by Jupiters' Share Registry by the Implementation Record Date for the Ordinary Share Scheme (which is expected to be 5.00pm on 10 November 2003). Once an Election Form has been received by Jupiters' Share Registry, it cannot be withdrawn or replaced.

         Dividends payable pursuant to the Ordinary Share Scheme will be provided to Jupiters Ordinary Shareholders by way of cheques despatched or electronic transfers initiated on the Implementation Date for the Ordinary Share Scheme (which is expected to be 13 November 2003).

         All other cash entitlements under the Ordinary Share Scheme will be provided to Jupiters Ordinary Shareholders by way of cheques being distributed to them within five Business Days after the Implementation Date for the Ordinary Share Scheme. TABCORP Shares and Centrebet Notes (if any) to be issued under the Ordinary Share Scheme will be issued on the Implementation Date and issuer sponsored holdings statements for TABCORP Shares (as applicable) will be issued within five Business Days afterwards. It is currently anticipated that the process will be completed by 20 November 2003. Ineligible Overseas Shareholders will be sent their entitlements under the Ordinary Share Scheme (other than the benefits under the Centrebet Note (if any)) as soon as possible after that.

6.6      RELEVANT CONSIDERATIONS AGAINST THE MERGER

         The reasons why Jupiters Ordinary Shareholders may consider voting against the Ordinary Share Scheme include the following:

         (a)     JUPITERS ORDINARY SHAREHOLDERS WILL NO LONGER CONTROL JUPITERS

                 Jupiters Ordinary Shareholders will no longer be able to hold a direct interest in Jupiters and will no longer collectively control Jupiters.

         (b) JUPITERS ORDINARY SHAREHOLDERS WILL HOLD A MINORITY INTEREST IN TABCORP

                 Collectively, and based on the number of TABCORP Shares on issue at the date of this Scheme Booklet, Jupiters Ordinary Shareholders will hold 11.7% of TABCORP Shares after the Merger and will not collectively control TABCORP.

         (c)     TABCORP SHARE AND CENTREBET NOTE ENTITLEMENTS MAY NOT BE
                 ATTRACTIVE

                 Some Jupiters Ordinary Shareholders may not consider that the possible receipt of TABCORP Shares and Centrebet Notes under the Ordinary Share Scheme is attractive to them as a result of the risks and other considerations set out in Sections 7 and
                 18. Jupiters Ordinary Shareholders should read those Sections in their entirety.

         (d)     TAX CONSEQUENCES

                 A full summary of the Australian tax consequences for certain Jupiters Ordinary Shareholders is contained in Appendix B. Jupiters Ordinary Shareholders should consider the precise tax consequences of the Ordinary Share Scheme in their own particular circumstances and seek advice from their professional adviser. However, as an example only, and in summary, the Australian tax consequences that are expected to arise for many Australian resident Jupiters Ordinary Shareholders (in circumstances where a Centrebet Note is not issued), are:

                 - the Special Dividend and Centrebet Dividend will be taxable and a franking credit will be available to reduce the tax payable;

                 - a capital gain or loss will arise in respect of Jupiters Ordinary Shares exchanged for cash; and

                 - capital gains tax rollover relief will be available for any capital gain arising on Jupiters Ordinary Shares exchanged for TABCORP Shares.

                 This example relates to an Australian resident Jupiters Ordinary Shareholder who did not acquire their shares from participation in the Jupiters Option Plan or Exempt Employee Share Plan, and whose shares are held on capital account and at risk for at least 45 days and are not deemed to have been acquired before 20 September 1985.

6.7      EFFECT OF THE MERGER NOT PROCEEDING

         If the Ordinary Share Scheme is not implemented, Jupiters Ordinary Shareholders will not receive the entitlements offered under the Ordinary Share Scheme and will retain their holding of Jupiters Ordinary Shares. Jupiters will continue to operate as a stand alone company.

         In some circumstances, Jupiters will be required to reimburse costs to TABCORP of $12.2 million (see Section 20.11 for details of when such reimbursement must be made by Jupiters).

         Jupiters intends to continue to pursue a Centrebet Sale if the Ordinary Share Scheme is not implemented. Jupiters' intentions in relation to the use of any proceeds from a Centrebet Sale will be determined at the time the proceeds from any such sale are received.

         Jupiters will continue to be listed on ASX. However, it is likely that the price of Jupiters Ordinary Shares will decline from its current levels as the share price incorporates a control premium in recognition of the proposed Merger.

6.8      EXEMPT EMPLOYEE SHARE PLAN

         The Exempt Employee Share Plan was established by Jupiters in 2000 to facilitate the investment in Jupiters Ordinary Shares by employees of the Jupiters Group. Under the EESP, the Plan Trustee holds Jupiters Ordinary Shares on trust for employees who have chosen to participate in the EESP.

         The Plan Trustee, as the registered holder of the Jupiters Ordinary Shares held under the EESP, is entitled to attend and vote at the Ordinary Share Scheme Meeting in respect of those Jupiters Ordinary Shares. The Plan Trustee is required by the terms of the EESP to seek voting instructions from Participating Employees in relation to the Jupiters Ordinary Shares held on their behalf.

         If the Ordinary Share Scheme is approved by Jupiters Ordinary Shareholders and by the Court, the EESP will be terminated by the Jupiters Board on or about the Second Court Date. As a result of the termination of the EESP, each Participating Employee will be entitled to have the Jupiters Ordinary Shares which are held on their behalf by the Plan Trustee transferred to them and registered in their name. The Jupiters Board will direct the Plan Trustee to transfer the Jupiters Ordinary Shares held under the EESP to the Participating Employees and no action will be required by the Participating Employees to enable the registration of the Jupiters Ordinary Shares in their names.

         If, as is expected, the registration occurs prior to the Implementation Record Date for the Ordinary Share Scheme, each Participating Employee, as a Jupiters Ordinary Shareholder, will be bound by the Ordinary Share Scheme on the same basis as other Jupiters Ordinary Shareholders, and will receive the Special Dividend, the cash and shares component and the Centrebet Component on the same basis as all other Jupiters Ordinary Shareholders.

         If for any reason the Jupiters Ordinary Shares held by the Plan Trustee on behalf of a Participating Employee under the EESP are not registered in the name of the Participating Employee on the Implementation Record Date for the Ordinary Share Scheme, the Plan Trustee, as the registered holder of those Jupiters Ordinary Shares, will be bound by the Ordinary Share Scheme in respect of those Jupiters Ordinary Shares. As a result, those Jupiters Ordinary Shares will be transferred from the Plan Trustee to TABCORP Investments and the Plan Trustee will receive, on behalf of the Participating Employees for whom those Jupiters Ordinary Shares are held, the Special Dividend, the cash and shares component and the Centrebet Component relating to those Jupiters Ordinary Shares. The entitlements will be distributed by the Plan Trustee to the Participating Employees who are entitled to them.

         Because the Participating Employees will not be entitled to become Jupiters Ordinary Shareholders until after the Second Court Date, they will be invited by the Plan Trustee to lodge a completed Election Form with the Plan Trustee in relation to the consideration which they wish to receive (or wish the Plan Trustee to receive on their behalf) under the Ordinary Share Scheme. The Plan Trustee will ensure that Election Forms reflecting the elections of Participating Employees which are received by the Plan Trustee on or before the Second Court Date are lodged with Jupiters before the Implementation Record Date for the Ordinary Share Scheme.

SECTION 7 - CENTREBET ARRANGEMENTS

7.1      OVERVIEW OF CENTREBET SALE

         As announced in the 5 March 2003 Merger announcement, Jupiters has commenced a process to sell the Centrebet Business. Jupiters has conducted an international tender process designed to extract maximum value from the sale of the Centrebet Business. As at the date of this Scheme Booklet, no Centrebet Sale Agreement has been signed however, Jupiters is negotiating the terms of a sale with preferred bidders. The Jupiters Board is actively pursuing an agreement for the sale of the Centrebet Business and is endeavouring to ensure that Centrebet Sale Completion occurs by 31 October 2003, however no assurances can be given that this will occur.

         Jupiters will announce to ASX by 20 October 2003 whether a Centrebet Sale Agreement has been signed and, if so, the material terms of the agreement, including the sale price and the likely timing of Centrebet Sale Completion, and will publish this information on Jupiters' website, www.jupiters.com.au.

         Under the Merger Implementation Agreement, Jupiters has agreed with TABCORP certain parameters in respect of the terms of any Centrebet Sale that cannot be changed without TABCORP's agreement. Within those parameters, the terms of the Centrebet Sale Agreement are at Jupiters' discretion, subject to the constraints of its negotiations with the relevant purchaser.

         The Merger Implementation Agreement provides that Jupiters has until 31 October 2003 to complete a Centrebet Sale. If that deadline is not met, any Centrebet Sale Agreement which has already been entered into must automatically terminate, unless TABCORP agrees otherwise.

         In those circumstances, or in the case where no Centrebet Sale Agreement has been entered into by Jupiters by 31 October 2003, the Merger Implementation Agreement requires TABCORP (once the Ordinary Share Scheme becomes effective) to use reasonable endeavours to effect a Centrebet Sale, by entering into a Centrebet Sale Agreement by 30 June 2004 and completing that sale by 30 September 2004.

         If a Centrebet Sale Agreement is signed and Centrebet Sale Completion occurs by 31 October 2003, Jupiters Ordinary Shareholders will receive the Centrebet Dividend from Jupiters. The Centrebet Dividend will represent a pro rata proportion of the Net Centrebet Proceeds paid for each Jupiters Ordinary Share on issue at the Implementation Record Date for the Ordinary Share Scheme.

         If Centrebet Sale Completion does not occur by 31 October 2003, Jupiters Ordinary Shareholders will receive a Centrebet Note if the Ordinary Share Scheme is implemented. The Centrebet Notes will be issued under the terms of the Centrebet Note Deed. Further details are contained in Sections 7.4 and 7.5. If Jupiters is unable to sign a Centrebet Sale Agreement and if Centrebet Sale Completion does not occur by 31 October 2003, it is possible that TABCORP will be unable to sell the Centrebet Business before 30 June 2004, in which case Jupiters Ordinary Shareholders will receive no value for the Centrebet Business.

         Any amount received under a Centrebet Note is likely to be less than the amount Jupiters Ordinary Shareholders would have received if Centrebet Sale Completion had occurred by 31 October 2003, due to the payment of a commission to the TABCORP Group for effecting the sale. That commission is equal to $10 million plus 12% of the Net Centrebet Proceeds (before taking into account the commission) in excess of $30 million.

         Any amount received under a Centrebet Note is also likely to be less as material changes are likely to be made by TABCORP to the Centrebet Business. While legal in the Northern Territory and the United Kingdom, where Centrebet's licences were granted, certain jurisdictions, such as Denmark, have passed legislation to prevent certain persons targeting their residents with offers of gambling services over the internet. TABCORP is entitled, after the Ordinary Share Scheme becomes effective, to make changes to the Centrebet Business if it receives legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in any jurisdiction in which the Merged Group (including Centrebet) operates or proposes to operate. The TABCORP Group has current operations in, or plans to expand its operations into, Denmark, Norway and the United States of America (as set out in Section 16.7(c)). At or about the time at which the Merger is implemented TABCORP intends to seek legal advice in relation to those jurisdictions and Centrebet's then current operations. TABCORP will implement any changes it considers necessary based on that legal advice. Centrebet does not currently accept bets from residents of the United States of America. In the financial year ended 30 June 2003, approximately 59% of Centrebet's turnover was derived from residents of Denmark, Norway, Finland and Sweden.

         Jupiters Ordinary Shareholders may receive no value for the Centrebet Business if Centrebet Sale Completion does not occur by 31 October 2003.

         If, after using reasonable endeavours, TABCORP is unable to enter into a Centrebet Sale Agreement by 30 June 2004 or Centrebet Sale Completion does not occur by 30 September 2004, the Centrebet Notes will lapse and Jupiters Ordinary Shareholders will not receive any cash or other consideration for the Centrebet Business.

7.2      NET CENTREBET PROCEEDS

         The manner in which the Net Centrebet Proceeds is calculated is detailed in Appendix E.

         In summary, the Net Centrebet Proceeds will comprise the net amount received from the Centrebet Sale after deducting:

         - all costs and taxes incurred or payable or that will be charged back to Jupiters and its subsidiaries in connection with the sale, including Jupiters' financial, accounting and legal costs;

         - the costs associated with the redundancy of any Centrebet employee;

         - $500,000, in recognition of certain costs of the TABCORP Group in facilitating the distribution of the Net Centrebet Proceeds to Jupiters Ordinary Shareholders; and

         - if the sale completes after 31 October 2003, the aggregate of $10 million and 12% of the amount by which the Net Centrebet Proceeds (before taking into account this aggregate amount) exceeds $30 million.

7.3      TRADING OF CENTREBET NOTES

         As at the date of this Scheme Booklet, no Centrebet Notes have been issued. Accordingly, no Centrebet Notes have been traded before the date of this Scheme Booklet.

7.4      RIGHTS AND LIABILITIES ATTACHING TO THE CENTREBET NOTES

         The rights and liabilities attaching to the Centrebet Notes are governed by:

         - the provisions of the Centrebet Note Deed, which are summarised in Section 7.5; and

         - the terms and conditions of the Centrebet Notes set out in schedules 1 and 3 to the Centrebet Note Deed. Schedule 1 to the Centrebet Note Deed is set out in full in Appendix D. Schedule 3 to the Centrebet Note Deed is summarised in Appendix E.

7.5      SUMMARY OF CENTREBET NOTE DEED

         TABCORP Issuer has entered into a Centrebet Note Deed dated 3 September 2003 with TABCORP and the Note Trustee in connection with the issue of the Centrebet Notes. The Centrebet Note Deed outlines the basis upon which the Centrebet Notes will be issued under the Ordinary Share Scheme, should that be required.

         Centrebet Notes will only be issued if Centrebet Sale Completion does not occur by 31 October 2003.

         (a)     GENERAL

                 The Centrebet Note Deed provides that the Centrebet Notes will rank equally in all respects (including payment) between themselves and are to be issued, if required, in accordance with the Ordinary Share Scheme. TABCORP Issuer's obligations in relation to the Centrebet Notes, as constituted by and specified in the Centrebet Note Deed, are to the Note Trustee and to those persons who may become registered Centrebet Noteholders.

                 In accordance with its obligations under the Corporations Act, TABCORP Issuer will provide a copy of the Centrebet Note Deed to a Centrebet Noteholder upon request.

         (b)     REDEMPTION

                 As described in Section 6.2(d)(ii), Centrebet Noteholders will only be entitled to receive a payment in respect of the Centrebet Notes if a Centrebet Sale Agreement is entered into by 30 June 2004 and Centrebet Sale Completion occurs by 30 September 2004. If either of those conditions is not satisfied, the Centrebet Notes will automatically lapse on 30 September 2004 (or earlier on 30 June 2004, if no Centrebet Sale Agreement is entered into by that date).

                 If both of those conditions are satisfied, TABCORP Issuer will redeem the Centrebet Notes by paying to each Centrebet Noteholder an amount equal to the Net Centrebet Proceeds divided by the total number of Jupiters Ordinary Shares on issue at the Implementation Record Date for the Ordinary Share Scheme.

                 No interest is payable on the Centrebet Notes.

         (c)     GUARANTEE AND INDEMNITY

                 Under the Centrebet Note Deed, TABCORP has provided an unconditional and irrevocable guarantee to the Note Trustee and the Centrebet Noteholders in relation to all the obligations of TABCORP Issuer under the Centrebet Note Deed and in respect of the Centrebet Notes. TABCORP also separately indemnifies the Note Trustee and the Centrebet Noteholders against any loss, liability or expense that they may incur or suffer as a result of any default or delay by TABCORP Issuer in relation to those obligations.

         (d)     UNDERTAKINGS

                 Under the Centrebet Note Deed, TABCORP Issuer covenants that it will, amongst other things:

                 - use its best endeavours to carry on and conduct its business (if any) in a proper and efficient manner;

                 - keep proper books of account into which it will enter full particulars of all dealings and transactions;

                 - make available for inspection by the Note Trustee, its authorised officers and the auditor of TABCORP Issuer during normal business hours the whole of the financial or other records of TABCORP Issuer and give to the Note Trustee such information, explanation or other assistance as the Note Trustee requires with respect to all matters relating to the financial and other records of TABCORP Issuer;

                 - provide to the Note Trustee copies of its full year and half-yearly accounts, quarterly reports as required by the Corporations Act, and other information reasonably considered necessary by the Note Trustee for the purpose of the discharge of its duties in respect of the Centrebet Notes;

                 - notify the Note Trustee as soon as it becomes aware of any Event of Default (see paragraph (e) below)), or that any provision of the Centrebet Note Deed or a Centrebet Note is not or cannot be complied with, together with details of the breach. It must also notify the Note Trustee as soon as reasonably practicable if it intends to redeem or acquire any Centrebet Note;

                 - use reasonable endeavours (after the Effective Date for the Ordinary Share Scheme) to procure that a Centrebet Sale Agreement is entered into by 30 June 2004, and that Centrebet Sale Completion occurs by 30 September 2004;

                 - after the Effective Date for the Ordinary Share Scheme, procure that the Centrebet Business is conducted in a manner that has regard in good faith to the potential economic interests of Centrebet Noteholders under the Centrebet Notes. It must also procure that until 30 September 2004 (or 30 June 2004 if a Centrebet Sale Agreement has not been entered into by that date) any change made to the Centrebet Business by TABCORP or its Related Entities that is reasonably likely to have a material adverse effect on the financial performance or the value of the Centrebet Business is based on legal advice to the effect that the change is necessary for probity or licensing purposes or to comply with any law or regulation in a jurisdiction in which the Merged Group operates or proposes to operate; and

                 - comply with its other duties under the Corporations Act in relation to the Centrebet Notes.

                 Under the Centrebet Note Deed, TABCORP covenants that it will:

                 - use its best endeavours to carry on and conduct its business in a proper and efficient manner;

                 - keep proper books of account into which it will enter full particulars of all dealings and transactions;

                 - make available for inspection by the Note Trustee, its authorised officers and the auditor of TABCORP during normal business hours the whole of the financial or other records of TABCORP and give to the Note Trustee such information, explanation or other assistance as the Note Trustee requires with respect to all matters relating to the financial and other records of TABCORP;

                 -       not take any steps to commence a voluntary liquidation;

                 - ensure that TABCORP Issuer is a wholly-owned subsidiary of TABCORP for so long as any amounts are actually or contingently owed by TABCORP Issuer under the Centrebet Note Deed or in connection with the Centrebet Notes; and

                 - comply with its other duties under the Corporations Act in relation to the Centrebet Notes.

                 Under the Centrebet Note Deed, the Note Trustee makes certain covenants, including that it will:

                 - act honestly and in good faith and comply with all relevant material laws in the performance of its duties and the exercise of its discretions under the Centrebet Note Deed;

                 - subject to the terms of the Centrebet Note Deed, exercise such diligence and prudence as a prudent person of business in the position of the Note Trustee would exercise in the exercise of its discretions and powers under the Centrebet Note Deed;

                 -       properly perform the functions that are required of it;
                         and

                 - do everything and take all such actions which are necessary to ensure that it is able to exercise all its powers and remedies and perform all its obligations under the Centrebet Note Deed and all other deeds and agreements entered under the Centrebet Note Deed.

         (e)     EVENTS OF DEFAULT

                 An Event of Default occurs under the Centrebet Note Deed in various circumstances, including where TABCORP Issuer:

                 - fails to redeem the Centrebet Notes when they become due for redemption and such failure is unremedied for seven days;

                 - is wound up, enters into an arrangement with its creditors, or ceases or suspends the conduct of all or a substantial part of its business, or disposes or threatens the disposal of a substantial part of its assets;

                 -       is, or is presumed to be, insolvent;

                 - stops or threatens to stop or suspend payment of all or a class of its debts (other than in relation to a bona fide dispute);

                 - has a receiver or administrator appointed over any of its assets which is not removed within 20 days;

                 - is in breach of any material undertaking in the Centrebet Note Deed or the terms of the Centrebet Notes, which breach is not rectified to the reasonable satisfaction of the Note Trustee within seven days after notice to rectify.

         (f)     ACTION AGAINST TABCORP ISSUER OR TABCORP

                 The Note Trustee has an absolute and unfettered discretion, to the exclusion of Centrebet Noteholders, to decide whether or not to take any action or proceedings against TABCORP Issuer or TABCORP to enforce any provision of the Centrebet Note Deed. However, the Note Trustee must take action to enforce the Centrebet Note Deed in circumstances where, subject to certain conditions being met, the Note Trustee is requested by Centrebet Noteholders by special resolution, either in writing or at a duly convened meeting of Centrebet Noteholders, to take such action.

         (g)     NOTE TRUSTEE'S POWERS

                 There are certain powers that the Note Trustee may exercise under the Centrebet Note Deed in addition to those powers of trustees arising under law. These additional powers include the power to waive any breach by TABCORP Issuer or TABCORP of any of the provisions binding on them under the Centrebet Note Deed, either on the instructions of Centrebet Noteholders by special resolution or otherwise where the breach is of a formal, technical or administrative nature, provided that the Note Trustee reasonably believes Centrebet Noteholders will not be materially prejudiced as a result.

         (h)     LIMITATION OF NOTE TRUSTEE'S LIABILITY AND INDEMNITY

                 The Note Trustee will not be under any liability under the Centrebet Note Deed, except for any liability arising from negligence, fraud, dishonesty or any other wilful breach of trust. In addition, without prejudice to any indemnity allowed by law, TABCORP Issuer has agreed to indemnify the Note Trustee for all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of the Centrebet Note Deed, and for the remuneration payable by TABCORP Issuer to the Note Trustee.

         (i)     REMUNERATION AND PRIORITY OF PAYMENTS

                 TABCORP Issuer has agreed to remunerate the Note Trustee for its services as trustee. The Note Trustee is entitled to payment of its remuneration and all costs, expenses and liabilities which are reasonably and properly incurred or payable by the Note Trustee in connection with the Centrebet Note Deed in priority to any claim by a Centrebet Noteholder.

         (j)     APPOINTMENT OF A NEW TRUSTEE

                 TABCORP Issuer may remove the Note Trustee in certain circumstances, such as where the Note Trustee is insolvent or in material and unremedied breach of the Centrebet Note Deed, and appoint a new Note Trustee.

                 Centrebet Noteholders also have the right to remove the Note Trustee, and to appoint a new Note Trustee, by ordinary resolution. In addition, the Note Trustee may retire on two months' notice to TABCORP Issuer.

                 However, the removal or retirement of the Note Trustee will not be effective until a new Note Trustee has been appointed. If a new Note Trustee has not been appointed at the end of the two month's notice period in the case of retirement, or within 14 days after the Note Trustee is removed by TABCORP Issuer or the Centrebet Noteholders, the Note Trustee has the power to appoint a new Note Trustee.

         (k)     CENTREBET NOTEHOLDER MEETINGS

                 Under the Centrebet Note Deed, the Note Trustee or TABCORP Issuer may convene a meeting of Centrebet Noteholders for any purpose by giving not less than 21 days' prior notice to Centrebet Noteholders. In addition, the Note Trustee or TABCORP Issuer may, at its discretion, refer any question arising out of, or in connection with, the Centrebet Note Deed to a meeting of Centrebet Noteholders and, if they think fit, act in accordance with any resolution passed in relation to such a question.

                 Centrebet Noteholders who own not less than 10% of the Centrebet Notes on issue may direct TABCORP Issuer to convene a meeting of Centrebet Noteholders and TABCORP Issuer must convene such a meeting by providing the requisite notice.

                 A Centrebet Noteholder may appoint a proxy, attorney or (if relevant) corporate representative to attend and vote on its behalf at a meeting of Centrebet Noteholders.

                 There will be a quorum for a meeting of Centrebet Noteholders if two or more Centrebet Noteholders are present (in person or by proxy, attorney or corporate representative) and the Centrebet Noteholders who are present hold not less than 10% of the Centrebet Notes on issue.

                 Every question submitted to a meeting of Centrebet Noteholders must be decided in the first instance by a show of hands. At every meeting of Centrebet Noteholders each voter is entitled on a show of hands to one vote. On a poll, each voter is entitled to one vote in respect of each Centrebet Note held by the Centrebet Noteholder or by the person for whom they are proxy, attorney or corporate representative.

                 At any meeting of Centrebet Noteholders a poll may be demanded by the chair, TABCORP, TABCORP Issuer or the Note Trustee, or by at least five Centrebet Noteholders, or Centrebet Noteholders who together hold at least 5% of the Centrebet Notes on issue, present in person or by proxy, attorney or corporate representative.

                 A special resolution of Centrebet Noteholders will be passed if it is approved either:

                 - by written resolution signed by Centrebet Noteholders who together hold at least 75% of the Centrebet Notes on issue; or

                 - at a meeting of Centrebet Noteholders by not less than 75% of the votes cast.

                 Any other resolution of Centrebet Noteholders will be passed if it is approved either:

                 - by written resolution signed by Centrebet Noteholders who hold at least 50% of the Centrebet Notes on issue; or

                 - at a meeting of Centrebet Noteholders by not less than 50% of the votes cast.

                 A resolution passed at a meeting of Centrebet Noteholders is binding on all the Centrebet Noteholders, whether present or not, and whether or not they are in favour of the resolution.

         (l)     AMENDING THE CENTREBET NOTE DEED

                 The Centrebet Note Deed may be amended by agreement between TABCORP Issuer, TABCORP and the Note Trustee in various circumstances, namely where the amendment is:

                 -       of a formal or technical nature;

                 -       made to correct a manifest error;

                 - necessary to comply with the provisions of any law or regulation or the requirements of any governmental agency;

                 - in the opinion of the Note Trustee, not likely to be materially prejudicial to the interests of the Centrebet Noteholders; or

                 - assented to by the Centrebet Noteholders by special resolution.

         (m)     TERMINATION AND RELEASE

                 The trust established under the Centrebet Note Deed will terminate, and each of TABCORP Issuer and TABCORP will be released from its obligations under the Centrebet Note Deed, on the earlier of:

                 - ten business days after the Effective Date for the Ordinary Share Scheme, if completion of a Centrebet Sale Agreement has occurred prior to 31 October 2003;

                 - 31 December 2003 if the Effective Date for the Ordinary Share Scheme has not occurred by that date;

                 - the day after 30 June 2004 if a Centrebet Sale Agreement has not been entered into by that date;

                 - the day after 30 September 2004 if Centrebet Sale Completion has not occurred by that date; and

                 -       the day after the last to occur of:

                         -    redemption of all Centrebet Notes;

                         - payment of all amounts actually or contingently owed by TABCORP Issuer under the Centrebet Note Deed or in respect of the Centrebet Notes; and

                         - payment of all costs, charges and expenses properly incurred by the Note Trustee under or in connection with the Centrebet Note Deed.

                                                                 INFORMATION FOR
                                                                     RPS HOLDERS

SECTION 8 - IMPORTANT DATES AND TIMES FOR THE RPS SCHEME

Record time and date for dividend on RPS                                    10.00pm on 1 October 2003
------------------------------------------------------------------------------------------------------
Latest date for lodgment of completed Trigger Event Conversion
Notice with Jupiters                                                        8 October 2003
------------------------------------------------------------------------------------------------------
Payment date for dividend on RPS                                            9 October 2003
------------------------------------------------------------------------------------------------------
Latest time and date for lodgment of completed proxy form for
the RPS Scheme Meeting with Jupiters                                        5.00pm on 22 October 2003
------------------------------------------------------------------------------------------------------
Time and date for determining eligibility to vote at the RPS
Scheme Meeting                                                              7.00pm on 22 October 2003
------------------------------------------------------------------------------------------------------
Time and date of RPS Scheme Meeting                                         2.00pm on 24 October 2003
------------------------------------------------------------------------------------------------------
Court hearing for approval of the RPS Scheme                                31 October 2003
------------------------------------------------------------------------------------------------------
Suspension of trading in RPS                                                31 October 2003
------------------------------------------------------------------------------------------------------
Implementation Record Date for determining entitlements under
the RPS Scheme                                                              10 November 2003
------------------------------------------------------------------------------------------------------
Implementation Date for the RPS Scheme                                      13 November 2003
------------------------------------------------------------------------------------------------------
Despatch of cheques by TABCORP Investments to RPS Holders
(if RPS Scheme implemented)                                                 by 20 November 2003
------------------------------------------------------------------------------------------------------
RPS the subject of Trigger Event Conversion Notices sold to
TABCORP Investments (if RPS Scheme is not implemented)                      20 November 2003
------------------------------------------------------------------------------------------------------

All dates and times are indicative only. The actual timetable will depend on many factors outside the control of Jupiters, including the Court and Queensland State Government approval processes. Any changes to the above timetable will be notified on Jupiters' website, www.jupiters.com.au, and announced to ASX. All times are referenced to the time in Brisbane, Queensland.

SECTION 9 - HOW TO VOTE AT THE RPS SCHEME MEETING

The RPS Scheme Meeting will commence at 2.00pm on 24 October 2003. The RPS Scheme Meeting will be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast.

For the RPS Scheme to proceed, it must (amongst other things) be approved by a majority in number of RPS Holders present and voting at the RPS Scheme Meeting and at least 75% of the total number of votes which are cast at the RPS Scheme Meeting.

You will be entitled to vote at the RPS Scheme Meeting if you hold RPS at 7.00pm on 22 October 2003, except to the extent that you hold RPS on behalf of or for the benefit of TABCORP or one of its Related Entities. You can vote at the RPS Scheme Meeting:

-        in person;

-        by proxy;

-        by corporate representative (if you are a corporate shareholder); or

-        by attorney.

You will be counted as being present at the RPS Scheme Meeting if you vote in any of the ways outlined above.

If you wish to vote in person, you should attend the RPS Scheme Meeting and bring with you a copy of the personalised registration letter enclosed with this Scheme Booklet.

If you wish to vote by proxy, you must complete and sign the RPS Scheme Meeting proxy form accompanying this Scheme Booklet. Completed proxy forms can be:

- posted to Jupiters' Share Registry, Computershare Investor Services Pty Ltd, in the envelope provided (prepaid for mailing in Australia) or otherwise delivered to Computershare Investor Services Pty Ltd at Level 27, 345 Queen Street, Brisbane; or

- faxed to Jupiters' Share Registry at facsimile number (07) 3229 9860 if you are within Australia or +61 7 3229 9860 if you are outside Australia,

and must be received by 5.00pm on 22 October 2003. If a proxy form is completed by an individual or a corporation under a power of attorney, the original or a certified copy of that power of attorney under which the form is signed must also be received by Jupiters by 5.00pm on 22 October 2003. Powers of attorney and certified copies of powers of attorney can be provided to Jupiters in the same manner as proxy forms.

If you are an attorney and you wish to attend the RPS Scheme Meeting, you must provide to Jupiters the original or a certified copy of the power of attorney under which you have been authorised to attend and vote at the RPS Scheme Meeting. Original or certified copies of powers of attorney can be provided to Jupiters in the same manner as proxy forms and must be received by Jupiters by 5.00pm on 22 October 2003.

If you are a corporate shareholder and you wish to appoint a representative to attend the RPS Scheme Meeting, you should ensure that your representative can provide appropriate evidence of their appointment.

Voting on the resolution to approve the RPS Scheme will be by poll.

If the RPS Scheme is approved at the RPS Scheme Meeting, and the Ordinary Share Scheme is approved at the Ordinary Share Scheme Meeting, the Court will be asked to approve both Schemes. The Court hearing for this purpose is expected to be held on 31 October 2003.

SECTION 10 - LETTER TO RPS HOLDERS FROM THE CHAIRMAN OF JUPITERS

                              [JUPITERS LETTERHEAD]

5 September 2003

Dear RPS Holder,

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and that it recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP.

As part of the Merger proposal, the TABCORP Group is offering to acquire all RPS by way of a separate scheme of arrangement - the RPS Scheme. The RPS Scheme is conditional on the Ordinary Share Scheme becoming effective.

The meeting of RPS Holders to approve the RPS Scheme will be held on 24 October 2003 at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland, at 2.00pm. The meeting of Jupiters Ordinary Shareholders will commence at 10.00am on 24 October 2003.

If the RPS Scheme is implemented, you will receive $105.26 in cash for each RPS held by you at the Implementation Record Date for the RPS Scheme plus an amount equal to any dividend accrued on those RPS up to the Implementation Date for the RPS Scheme.

Your Directors unanimously recommend that you vote in favour of the RPS Scheme for the following reasons:

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has advised that:

         "the RPS Scheme is fair and reasonable and in the best interests of RPS Holders" and therefore "RPS Holders should approve the RPS Scheme resolution".

- The consideration you will receive under the RPS Scheme is likely to be equal to or higher than the value you would realise under other alternatives such as continuing to hold the RPS or having them acquired or redeemed following a request for conversion.

- You could only achieve a better alternative if the VWAP for Jupiters Ordinary Shares for 20 Business Days prior to the Conversion Date is more than $6.77, or if there was a higher bid for Jupiters Ordinary Shares. The Independent Expert has placed an upper value of $6.85 on the entitlements to be provided to Jupiters Ordinary Shareholders, so while it concedes it is possible Jupiters Ordinary Shares could trade above $6.77, given the trading history, it does not consider it likely. Receipt of a higher bid is unlikely because no higher bid has been received by Jupiters despite the public knowledge of the Merger and because the Merger values Jupiters with a full control premium such that an alternative acquirer is unlikely to offer to pay a materially higher price for Jupiters Ordinary Shares.

Those of your Directors who hold RPS intend to vote in favour of the RPS Scheme.

This Scheme Booklet contains important information for you to make a decision as to whether to vote in favour of the RPS Scheme. Please read the information in this Scheme Booklet relevant to RPS Holders carefully, including the Independent Expert's Report on the RPS Scheme. In addition,

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                                       48

the other sections of this Scheme Booklet contain information on the Ordinary Share Scheme which you may also find useful in making your decision.

If you have any questions, please call the Jupiters Information Line on 1800 65 65 06 (if you are calling from within Australia) or +612 9207 3783 (if you are calling from outside Australia) or consult your legal, financial or other professional adviser.

Yours sincerely

Lawrence Willett AO
Chairman
Jupiters Limited

SECTION 11 - LETTER TO RPS HOLDERS FROM THE CHAIRMAN OF TABCORP

                               TABCORP LETTERHEAD

5 September 2003

Dear RPS Holder

The Merger of Jupiters and TABCORP provides you with an opportunity to realise $105.26 cash for each RPS you hold plus an amount equal to any dividend accrued up to the Implementation Date for the RPS Scheme.

TABCORP believes the consideration offered under the RPS Scheme represents an attractive alternative as the consideration exceeds the value the Independent Expert (PricewaterhouseCoopers Securities Ltd) has estimated you would receive through either continuing to hold your RPS or having them acquired or redeemed following a request for conversion.

The RPS Scheme has been unanimously recommended by the Board of Jupiters. This recommendation is also supported by the Independent Expert who has concluded that the RPS Scheme is in the best interests of RPS Holders and is both "fair and reasonable".

The RPS Scheme is conditional on Jupiters' Ordinary Share Scheme becoming effective and certain other approvals.

This Scheme Booklet provides details of the RPS Scheme, including the Independent Expert's report on the RPS Scheme and information on how to vote. Please read it carefully before making your decision.

Yours sincerely,

MICHAEL ROBINSON
Chairman

SECTION 12 - OVERVIEW OF THE RPS SCHEME

Following is a summary of the key features of the RPS Scheme. This summary should be read in conjunction with the remaining information for RPS Holders in this Scheme Booklet, including information relating to RPS Holders' rights to deliver Conversion Notices under the RPS Terms.

CONSIDERATION     RPS Holders will receive $105.26 for each RPS they hold plus
                  Accrued Dividend Equivalents.

                  RPS Holders will only be eligible to receive consideration under the RPS Scheme for RPS they hold on the Implementation Record Date for the RPS Scheme, which is expected to be 5.00pm on 10 November 2003. TABCORP and any Related Entities of TABCORP which are RPS Holders will not participate in the RPS Scheme.

DIRECTORS'        The Directors unanimously recommend that RPS Holders vote in
RECOMMENDATION    favour of the RPS Scheme and intend to vote all RPS held by
AND INDEPENDENT   them (if any) in favour of the RPS Scheme.
EXPERT'S REPORT

                  The matters which the Directors have had regard to in making this recommendation are set out in Section 13.5.

                  The implications for RPS Holders if the RPS Scheme does not proceed are set out in Sections 13.4 and 13.8.

                  The Independent Expert was appointed to provide its opinion on the RPS Scheme and has concluded that the RPS Scheme is fair and reasonable and in the best interests of RPS Holders and that, therefore, RPS Holders should approve the RPS Scheme. The Independent Expert's Report on the RPS Scheme is set out in full in Appendix F.

CONDITIONS        Implementation of the RPS Scheme is subject to a number of conditions, including:

                  -        the Ordinary Share Scheme becoming effective;

                  - the RPS Scheme being approved by the required majorities of RPS Holders and by the Court,

                  and receipt of various approvals from the Queensland State Government.

                  The conditions are set out in detail in Section 20.3.

PAYMENT DATE      The RPS Scheme consideration will be paid by cheques
                  distributed to RPS Holders within five Business Days after the Implementation Date for the RPS Scheme. It is currently anticipated that the distribution of cheques will be made by 20 November 2003.

VOTING THRESHOLDS The RPS Scheme must be approved by:

                  - a majority in number of RPS Holders present and voting at the RPS Scheme Meeting (in person or by proxy, attorney or corporate representative); and

                  - at least 75% of the total number of votes which are cast at the RPS Scheme Meeting.

RPS SCHEME        The RPS Scheme Meeting will commence at 2.00pm on 24 October
MEETING           2003. The RPS Scheme Meeting will be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland.

                  Only RPS Holders who hold RPS at 7.00pm on 22 October 2003 will be entitled to vote at the RPS Scheme Meeting. RPS Holders will not be entitled to vote with respect to any RPS they hold on behalf of or for the benefit of TABCORP or any of its Related Entities.

                  Further details of the RPS Scheme Meeting, including how to vote, are contained in Section 9.

TAX A summary of the Australian tax consequences of the RPS Scheme for certain RPS Holders is set out in Appendix G.

If RPS Holders have any questions in relation to the Merger, the RPS Scheme or the RPS Scheme Meeting, they should contact their legal, investment or other adviser or telephone the Jupiters Information Line on:

-        if calling from within Australia:  1800 65 65 06; and

-        if calling from outside Australia: +612 9207 3783.

SECTION 13 - MATTERS RELEVANT TO RPS HOLDERS

Following is a summary of the key features of the RPS Scheme. This section should be read in conjunction with the remaining information for RPS Holders in this Scheme Booklet.

13.1     OVERVIEW OF THE RPS SCHEME

         On 5 March 2003, Jupiters and TABCORP announced a proposal to merge and to divest the Centrebet Business.

         On 12 June 2003, Jupiters and TABCORP entered into a Merger Implementation Agreement following the completion by each party of detailed due diligence on the other party. A summary of the key terms of the Merger Implementation Agreement is set out in Section 20.

         Pursuant to the Merger Implementation Agreement, Jupiters has agreed to propose two separate schemes of arrangement - one relating to Jupiters Ordinary Shares and one relating to RPS. This Section relates to the RPS Scheme. Details relating to the Ordinary Share Scheme are set out in Sections 5 and 6. TABCORP Investments has also agreed with Jupiters Optionholders, through individual agreements with them, that, if the Ordinary Share Scheme is implemented, all Jupiters Options on issue at the Implementation Date for the Ordinary Share Scheme will be cancelled.

         If the RPS Scheme is implemented, TABCORP Investments, a wholly owned subsidiary of TABCORP, will become the holder of all RPS.

         The RPS Scheme is conditional upon the Ordinary Share Scheme becoming effective. However, the Ordinary Share Scheme is not conditional upon the RPS Scheme becoming effective. Other conditions to the RPS Scheme are described in Section 20.3.

13.2     CONSIDERATION THAT RPS HOLDERS WILL RECEIVE UNDER THE RPS SCHEME

         If the RPS Scheme is implemented, then all RPS will be transferred to TABCORP Investments and RPS Holders participating in the RPS Scheme will be paid $105.26 for each RPS transferred to TABCORP Investments under the RPS Scheme, plus the Accrued Dividend Equivalent for each such RPS.

         RPS Holders will only be eligible to receive consideration under the RPS Scheme for RPS they hold on the Implementation Record Date for the RPS Scheme, which is expected to be 5.00pm on 10 November 2003. TABCORP and any Related Entities which are RPS Holders will not participate in the RPS Scheme.

13.3     DIRECTORS' RECOMMENDATION ON THE RPS SCHEME

         The Directors unanimously recommend that RPS Holders vote in favour of the RPS Scheme. The Directors have formed their conclusion and made their recommendation based on the reasons outlined in Section 13.5 below.

         The Directors who hold RPS intend to vote in favour of the RPS Scheme.

13.4     RPS HOLDERS' RIGHTS UNDER THE RPS TERMS

         All references in this Section 13.4 to the amount RPS Holders will receive on the Trigger Event Conversion Date following delivery by them to Jupiters of a Trigger Event

         Conversion Notice and the consideration offered under the RPS Scheme exclude the value of dividends accrued on the RPS, unless stated to the contrary.

         Under the RPS Terms, as a consequence of the proposed Merger, RPS Holders may give Jupiters a Trigger Event Conversion Notice. In addition, RPS Holders continue to have the right to give Jupiters a Special Conversion Notice at any time. Alternatively, RPS Holders can take no action under the RPS Terms. These options are discussed in further detail below.

         (a)      TAKE NO ACTION

                  RPS Holders are not required to take any action under the RPS Terms as a result of the proposed Merger.

                  If neither the Ordinary Share Scheme nor the RPS Scheme is implemented and a RPS Holder does nothing, they will continue to hold their RPS.

                  The implications for RPS Holders in taking no action in circumstances where:

                  - both the Ordinary Share Scheme and the RPS Scheme are implemented are set out in Section 13.7; and

                  - the Ordinary Share Scheme is implemented but the RPS Scheme is not implemented are set out in Section 13.8.

         (b)      TRIGGER EVENT CONVERSION RIGHT

                  The RPS Terms provide that if a "trigger event" under the RPS Terms takes place, RPS Holders may give Jupiters a conversion notice under the RPS Terms. A trigger event occurred on the release of this Scheme Booklet to ASX, and that event is referred to in this Scheme Booklet as the "Trigger Event". Following notice of the Trigger Event from Jupiters to each RPS Holder on 9 September 2003, each RPS Holder may give Jupiters a Trigger Event Conversion Notice at any time on or before 8 October 2003.

                  If a RPS Holder gives Jupiters a Trigger Event Conversion Notice, Jupiters has the option of either converting the relevant RPS into Jupiters Ordinary Shares, redeeming them or arranging for their sale to a third party. Jupiters is required to notify all RPS Holders who give it a Trigger Event Conversion Notice of its intentions on or before 21 October 2003. The conversion, redemption or sale will take place on the day which is 50 Business Days after the date on which Jupiters gave notice of the Trigger Event (referred to as the "TRIGGER EVENT CONVERSION DATE"). The Trigger Event Conversion Date is 20 November 2003.

                  Under the terms of the Merger Implementation Agreement, Jupiters has agreed with TABCORP to arrange for all RPS subject to a Trigger Event Conversion Notice to be sold to TABCORP Investments on the Trigger Event Conversion Date. As required by the RPS Terms, on that date, TABCORP Investments will pay RPS Holders the Repurchase Amount for each RPS which is subject to a Trigger Event Conversion Notice. In addition, Jupiters will pay an amount equal to the dividend then accrued on those RPS.

                  The Repurchase Amount is determined in accordance with a formula set out in the RPS Terms. That formula is such that the actual value of the Repurchase Amount cannot be determined before the latest date on which a RPS Holder may give a Trigger Event Conversion Notice to Jupiters as a result of the Trigger Event (which occurred on 5 September 2003). The Independent Expert's Report on the RPS Scheme has estimated that the Repurchase Amount which will be payable on the Trigger Event Conversion Date will be $101.12. In any case, the RPS Terms provide that the Repurchase Amount payable on the Trigger Event Conversion Date will not be less than $100.16 (in this Scheme Booklet called the "MINIMUM TRIGGER EVENT REPURCHASE AMOUNT"), which is based on a determination by the Independent Expert. Further details of the Independent Expert's determination and the calculation of the Minimum Trigger Event Repurchase Amount can be found in section 4B of the Independent Expert's Report on the RPS Scheme contained in Appendix F.

                  The Independent Expert's estimate as to the Repurchase Amount which would be payable on the Trigger Event Conversion Date is based on an estimate of the VWAP for Jupiters Ordinary Shares for the 20 Business Days prior to the Trigger Event Conversion Date (20 November 2003). At the time RPS Holders are required to make a decision whether or not they wish to give Jupiters a Trigger Event Conversion Notice (that is by 8 October 2003), they will not know what the VWAP for Jupiters Ordinary Shares for the 20 Business Days prior to the Trigger Event Conversion Date will be. RPS Holders should monitor the trading range of Jupiters Ordinary Shares prior to making any decision to give Jupiters a Trigger Event Conversion Notice. The Independent Expert has formed the view that it is unlikely that the VWAP for Jupiters Ordinary Shares for the 20 Business Days prior to the Trigger Event Conversion Date will be such that the Repurchase Amount will be more than what is being offered under the RPS Scheme. For that to happen the relevant VWAP for Jupiters Ordinary Shares would need to be greater than $6.77.

                  If the Ordinary Share Scheme is approved:

                  - Jupiters Ordinary Shares are likely to have ceased trading on ASX prior to the Trigger Event Conversion Date, in which case a VWAP for Jupiters Ordinary Shares will not be able to be measured based on ASX trades for some or all of the 20 Business Days prior to the Trigger Event Conversion Date;

                  - the Conversion Minimum (which is used in the Repurchase Amount formula) is subject to adjustment according to a formula under the RPS Terms for the dividends received by Jupiters Ordinary Shareholders as part of the Merger; and

                  - the relevant VWAP and/or Conversion Minimum for the calculation of the Repurchase Amount under the RPS Terms may be determined or adjusted by the Jupiters Board using its discretion but within certain guidelines contained in the RPS Terms.

                  The Jupiters Board considers it would be an appropriate exercise of its discretion to adjust the relevant VWAP for Jupiters Ordinary Shares and/or the Conversion Minimum under the RPS Terms so that RPS Holders receive an appropriate cash amount as a result of lodging a Trigger Event Conversion Notice in respect of their RPS. At the time this discretion is exercised, if the Merger proceeds, the current Directors will not still be members of the Jupiters Board. The Jupiters Board will be required to take into account guidelines contained in the RPS Terms and prevailing circumstances in determining what constitutes an appropriate amount, including the fact that the VWAP for Jupiters Ordinary Shares over a period before the cessation of trading of those shares will likely incorporate some value in recognition of the proposed Special Dividend and, potentially, the Centrebet Dividend (but potentially not the full value of those dividends). In the case where the Trigger Event Conversion Date is after the Effective Date for the Ordinary Share Scheme, it is expected that the relevant amount would equal the greater of the Minimum Trigger Event Repurchase Amount, being $100.16, and the amount determined by multiplying the current Conversion Minimum by the VWAP for Jupiters Ordinary Shares over the 20 Business Days immediately before the cessation of trading of those shares. The Independent Expert's estimate of this value is $101.12. This amount would reflect what the RPS Holder would have received had the Trigger Event Conversion Date occurred prior to the Effective Date for the Ordinary Share Scheme.

                  In most cases, if neither the Ordinary Share Scheme nor the RPS Scheme is implemented and the Merger does not proceed, a RPS Holder who has given a Trigger Event Conversion Notice to Jupiters will be paid the Repurchase Amount, which will not be less than the Minimum Trigger Event Repurchase Amount, in respect of each relevant RPS plus the accrued dividend on each such RPS. Those RPS will be transferred to TABCORP Investments. The transfers and payments will be made on the Trigger Event Conversion Date.

                  If, before Jupiters notifies a RPS Holder who has given a Trigger Event Conversion Notice that the relevant RPS will be sold to TABCORP Investments, it becomes clear that the Merger will not proceed or if the Merger does not proceed as a result of Jupiters' material breach of the Merger Implementation Agreement or because the Jupiters Board withdraws its recommendation of the Ordinary Share Scheme, then the RPS are unlikely to be sold to TABCORP Investments. (This might occur if the Queensland State Government declared that it would not provide the Regulatory Approvals which are required as a condition to the Merger or if a higher offer were made by a third party for Jupiters Ordinary Shares, and as a consequence the Merger Implementation Agreement was terminated.) In that case, Jupiters would consider how to respond to a Trigger Event Conversion Notice, but may choose to sell the relevant RPS to a different third party, to redeem them or to convert them into Jupiters Ordinary Shares. In any event, RPS Holders who have served a Trigger Event Conversion Notice in these circumstances will be notified of Jupiters' intentions by no later than 21 October 2003.

                  The implications for RPS Holders of delivering a Trigger Event Conversion Notice in circumstances where:

                  - both the Ordinary Share Scheme and the RPS Scheme are implemented are set out in Section 13.7; and

                  - the Ordinary Share Scheme is implemented but the RPS Scheme is not implemented are set out in Section 13.8.

         (c)      SPECIAL CONVERSION RIGHT

                  The RPS Terms provide that RPS Holders may give Jupiters a Special Conversion Notice at any time.

                  On receipt of a Special Conversion Notice, Jupiters has the option of either converting the relevant RPS into Jupiters Ordinary Shares or redeeming them. If Jupiters elects to redeem the relevant RPS, the redemption will take place on the first to occur of 9 October or 9 April after Jupiters makes that election. However, if Jupiters elects to convert the relevant RPS into Jupiters Ordinary Shares, the conversion will occur on the last Business Day of the month following the month in which the Special Conversion Notice is received by Jupiters (all such dates are referred to as the "SPECIAL CONVERSION DATE").

                  Under the terms of the Merger Implementation Agreement, Jupiters has agreed with TABCORP that Jupiters will elect to redeem all RPS which are the subject of a Special Conversion Notice delivered before the Ordinary Share Scheme is implemented. As a result, the earliest date which will be a Special Conversion Date in respect of any Special Conversion Notices received by Jupiters after the date of this Scheme Booklet will be 9 April 2004. Payment under the RPS Scheme (if it becomes effective) will be made considerably earlier than 9 April 2004.

                  TABCORP intends to procure that Jupiters elects to redeem any RPS which are the subject of a Special Conversion Notice after the Ordinary Share Scheme is implemented in the event that the RPS Scheme is not implemented.

                  The cash amount payable to a RPS Holder in respect of RPS redeemed by Jupiters as a result of the provision of a Special Conversion Notice is determined in accordance with a formula set out in the RPS Terms. Unlike the cash amount payable upon completion of a sale of RPS following the provision of a Trigger Event Conversion Notice (described in Section 13.4(b) above), this amount does not include the value of accrued dividends. The formula is such that the amount payable cannot be determined before the date on which a RPS Holder gives a Special Conversion Notice to Jupiters, because it includes the VWAP for Jupiters Ordinary Shares for the five Business Days prior to the Special Conversion Date.

                  Jupiters anticipates that the consideration payable to a RPS Holder who has their RPS redeemed following the delivery of a Special Conversion Notice will be less than the consideration which would have been payable had that RPS Holder had their RPS transferred to a third party (that is, TABCORP Investments) following the delivery of a Trigger Event Conversion Notice as no value will be received for their accrued dividends. In both cases the consideration is expected to be less than the $105.26 per RPS to be provided under the RPS Scheme because the VWAP for Jupiters Ordinary Shares over the relevant period prior to the Special Conversion Date is unlikely to be more than $6.77.

                  If the Ordinary Share Scheme is approved:

                  - Jupiters Ordinary Shares are likely to have ceased trading on ASX prior to the Special Conversion Date, in which case a VWAP for Jupiters Ordinary Shares will not be able to be measured based on ASX trades for the five Business Days prior to the Special Conversion Date;

                  - the Conversion Minimum (which is used in the formula to determine the cash amount payable in respect of RPS which are redeemed pursuant to a Special Conversion Notice) is subject to adjustment according to a formula under the RPS Terms for the dividends received by Jupiters Ordinary Shareholders as part of the Merger; and

                  - the relevant VWAP and/or Conversion Minimum for the calculation of the cash amount payable on the redemption of the relevant RPS may be determined or adjusted by the Jupiters Board using its discretion but within certain guidelines contained in the RPS Terms.

                  The Jupiters Board considers it would be an appropriate exercise of its discretion under the RPS Terms to adjust the relevant VWAP for Jupiters Ordinary Shares and/or the Conversion Minimum so that RPS Holders receive an appropriate cash amount upon redemption as a result of lodging a Special Conversion Notice in respect of their RPS. At the time this discretion is exercised, if the Merger proceeds, the current Directors will not still be members of the Jupiters Board. The Jupiters Board will be required to take into account the guidelines contained in the RPS Terms and prevailing circumstances in determining what constitutes an appropriate amount, including the fact that the VWAP for Jupiters Ordinary Shares over a period before the cessation of trading of those shares will likely incorporate some value in recognition of the proposed Special Dividend and, potentially, the Centrebet Dividend (but potentially not the full value of those dividends).

                  If neither the Ordinary Share Scheme nor the RPS Scheme is implemented and the Merger does not proceed, a RPS Holder who has given a Special Conversion Notice to Jupiters will be paid a cash amount for the redemption of the relevant RPS under the RPS Terms as described above. That cash amount is expected to be less than the amount that would have been received had that RPS Holder served a Trigger Event Conversion Notice as no value will be received for their accrued dividends.

                  If, before Jupiters notifies a RPS Holder who has given a Special Conversion Notice that the relevant RPS will be redeemed, it becomes clear that the Merger will not proceed or if the Merger does not proceed as a result of Jupiters' material breach of the Merger Implementation Agreement or because the Jupiters Board withdraws its recommendation of the Ordinary Share Scheme, then the RPS may not be redeemed by Jupiters. (This might occur if the Queensland State Government declared that it would not provide the Regulatory Approvals which are required as a condition to the Merger or if a higher offer were made by a third party for Jupiters Ordinary Shares, and as a consequence the Merger Implementation Agreement is terminated.) In that case, Jupiters would consider how to respond to a Special Conversion Notice, but may choose to convert the relevant RPS into Jupiters Ordinary Shares rather than redeeming them. In any event, RPS Holders who have served a Special Conversion Notice in these circumstances will be notified of Jupiters' intentions within the time required under the RPS Terms.

                  The implications for RPS Holders of delivering a Special Conversion Notice in circumstances where:

                  - both the Ordinary Share Scheme and the RPS Scheme are implemented are set out in Section 13.7; and

                  - the Ordinary Share Scheme is implemented but the RPS Scheme is not implemented are set out in Section 13.8.

13.5     WHY RPS HOLDERS SHOULD VOTE FOR THE RPS SCHEME

         All references to the value of the amount RPS Holders will receive on the Trigger Event Conversion Date following delivery by them to Jupiters of a Trigger Event Conversion Notice and the consideration offered under the RPS Scheme in this Section 13.5 exclude the value of dividends accrued on the RPS, unless stated to the contrary. All references to trading prices of RPS have been adjusted to an ex-dividend basis unless stated to the contrary.

         (a) THE CONSIDERATION RPS HOLDERS WILL RECEIVE AS PART OF THE RPS SCHEME IS FAIR

                  The Independent Expert has found that the consideration of $105.26 per RPS offered under the RPS Scheme is fair because it is not less than the value RPS Holders would receive in the absence of the RPS Scheme either through continuing to hold the RPS or exercising a conversion right under the RPS Terms.

FIGURE 13.5.1: VALUE OF ALTERNATIVES FOR THE RPS(1)

[BAR CHART]

                                           VALUE PER RPS($)
Consideration under RPS Scheme                $105.26
Value of Holding the RPS                      $103.77(2)
Value under Exercise of Conversion Right      $101.12(2)

(1) Jupiters anticipates that the value received on redemption of a RPS following delivery of a Special Conversion Notice will be less than the value received as a result of the transfer of a RPS following delivery of a Trigger Event Conversion Notice, because RPS Holders are not paid the value of accrued dividends in the former case.

(2)      Independent Expert's estimate.

                  - A RPS Holder who delivers a Trigger Event Conversion Notice and whose RPS are sold to TABCORP Investments in accordance with the RPS Terms will receive cash consideration calculated in accordance with the

                           RPS Terms, estimated by the Independent Expert to be $101.12 per RPS, plus accrued dividends. Sections 13.4(b) and 13.7 contain further details on what a RPS Holder may receive following delivery of a Trigger Event Conversion Notice. Jupiters anticipates that the value received by a RPS Holder as a result of the redemption of their RPS following the giving of a Special Conversion Notice will be less than the value which that RPS Holder would have received as a result of lodging a Trigger Event Conversion Notice and having their RPS transferred to TABCORP Investments in accordance with the RPS Terms as no value will be received for their accrued dividends. Sections 13.4(c) and 13.7 contain further details on what a RPS Holder may receive following delivery of a Special Conversion Notice.

                  - In the absence of the Merger, the RPS would continue to be quoted by ASX. The Independent Expert has estimated the likely value of holding RPS to be $103.77, representing the midpoint of the trading range of RPS on ASX for the 20 trading days prior to the announcement of the Merger. The Independent Expert's assumptions and further details of the Independent Expert's calculations in this regard can be found in section 4A of the Independent Expert's Report on the RPS Scheme in Appendix F.

                           In the absence of the Merger, the only way for RPS Holders to receive value above $105.26 under the RPS Terms is if the relevant VWAP for Jupiters Ordinary Shares is above $6.77 or Jupiters receives an alternative offer reflecting a takeover premium (to the average trading price on ASX before announcement of the takeover or scheme of arrangement) of more than $1.35 per Jupiters Ordinary Share. Jupiters believes that these are unlikely to occur in the short to medium term.

                  - If the Ordinary Share Scheme is implemented TABCORP intends to procure that Jupiters will apply to be removed from the official list of ASX. If ASX grants the application to remove Jupiters from its official list, the RPS will cease to be quoted and liquidity will be reduced for RPS Holders. Even if the RPS continue to be quoted, where the Ordinary Share Scheme is approved, Jupiters Ordinary Shares will cease to be quoted and this may impact on the liquidity of RPS. The Independent Expert is of the view that the value of holding the RPS in an unlisted entity will be less than the value of holding the RPS in a listed entity, that is, the value will be less than $103.77. TABCORP has indicated in Section 13.8 that if the Ordinary Share Scheme is implemented and the RPS Scheme is not, the Merged Group will seek to acquire all the RPS by compulsory acquisition to the extent that this is possible under the Corporations Act. In such circumstances, TABCORP Investments would have to pay fair value for the RPS. The Independent Expert has indicated it has no reason to expect TABCORP Investments would be required to pay an amount in excess of $105.26 per RPS under a compulsory acquisition process, in the absence of any changed circumstances, such as a significant reduction in investment rates or a significant increase in trading values of Jupiters Ordinary Shares.

         (b) THE CONSIDERATION TO BE RECEIVED BY RPS HOLDERS REPRESENTS A PREMIUM TO THE HISTORICAL TRADING PRICE OF RPS

                  Figure 13.5.2 below shows the historical trading prices of RPS on ASX from quotation until 29 August 2003.

                  The consideration of $105.26 per RPS offered under the RPS Scheme represents a premium over the historical trading price of the RPS before the announcement regarding merger discussions with TABCORP.

                  The only times at which RPS have traded above $105.26 were briefly in January 2003 after Jupiters announced that it was in merger discussions with TABCORP and after 5 March 2003, when the RPS Scheme was announced.

FIGURE 13.5.2: CLOSING PRICES OF RPS ON ASX(C)

[LINE GRAPH]

-   Closing Price

-   Consideration under RPS Scheme

                  Source: Iress Market Technology Limited

                  (a) Announcement of initial merger discussions between
                      Jupiters and TABCORP (10 January 2003).

                  (b) Announcement of the scheme of arrangement to effect the merger of Jupiters and TABCORP (5 March 2003).

                  (c) Excludes accrued dividends.

                  The latest recorded sale price for RPS on the date before this Scheme Booklet was lodged for registration with ASIC was $104.55 (on 4 September 2003).

                  During the three months ended on the day immediately before the date on which this Scheme Booklet was lodged for registration with ASIC:

                  - the highest recorded sale price for RPS on ASX (adjusted to exclude accrued dividends) was $106.26 which was recorded on 17 June 2003; and

                  - the lowest recorded sale price for RPS on ASX (adjusted to exclude accrued dividends) was $104.52 which was recorded on 3 September 2003.

                           The latest recorded sale price for RPS on ASX before the announcement of the Merger was $102.99 (adjusted to exclude accrued dividends) on 4 March 2003.

         (c)      THE MERGER IS THE BEST ALTERNATIVE AVAILABLE

                  A better alternative for RPS Holders could only be achieved if the relevant VWAP for Jupiters Ordinary Shares prior to the Trigger Event Conversion Date is greater than $6.77 or if there were a higher bid for Jupiters Ordinary Shares. A higher bid is unlikely because no alternative higher bid has been received by Jupiters at the date of this Scheme Booklet despite the public knowledge of the proposed Merger, and because the Merger values Jupiters with a full control premium such that an alternative acquirer is unlikely to offer to pay a materially higher price for Jupiters Ordinary Shares.

         (d) THE INDEPENDENT EXPERT HAS FOUND THAT THE RPS SCHEME IS FAIR AND REASONABLE AND IN THE BEST INTERESTS OF RPS HOLDERS AND THAT THEREFORE RPS HOLDERS SHOULD APPROVE THE RPS SCHEME

                  The Independent Expert has reached this conclusion due to a number of reasons including:

                  - The consideration offered under the RPS Scheme is fair.

                  - RPS Holders will be better off after the RPS Scheme because they will have received an amount of cash under the RPS Scheme that delivers a greater value than any of the other alternatives available.

                  - It is reasonable for RPS Holders to approve the RPS Scheme because of the combination of the above factors.

                  Jupiters recommends that RPS Holders read the Independent Expert's Report on the RPS Scheme in full (see Appendix F).

         (e) THE CONSIDERATION UNDER THE RPS SCHEME REFLECTS PARTICIPATION IN A THEORETICAL TAKEOVER PREMIUM FOR JUPITERS ORDINARY SHARES

                  The terms of the RPS allow holders to participate in a theoretical takeover premium in relation to Jupiters Ordinary Shares or an increase in the ASX trading price of Jupiters Ordinary Shares above $6.44 per share.

                  The only way RPS Holders would receive cash consideration under the RPS Terms of at least that to be received under the RPS Scheme (that is, $105.26 per RPS, ignoring in each case, any value attributable to any accrued dividend on the RPS) is if:

                  - Jupiters Ordinary Shares were acquired (under a takeover or scheme of arrangement) for an amount reflecting a takeover premium (to their 20 Business Day VWAP before the date of announcement of the takeover or scheme of arrangement) of more than $1.35 per Jupiters Ordinary Share; or

                  - the VWAP for Jupiters Ordinary Shares over the 20 Business Days before the RPS are repurchased from, or transferred on behalf of, the RPS Holder by Jupiters is greater than $6.77.

         (f)      RPS HOLDERS CAN REALISE THEIR HOLDING IN CASH

                  All of the consideration to be received by RPS Holders will be in cash.

13.6     RELEVANT CONSIDERATIONS AGAINST THE RPS SCHEME

         The reasons why RPS Holders may consider voting against the RPS Scheme include the following:

         (a)      TAXATION CONSEQUENCES

                  Implementation of the RPS Scheme will have tax consequences for RPS Holders. A full summary of the Australian tax consequences is contained in Appendix G. RPS Holders should consider the precise tax consequences of the RPS Scheme in their own particular circumstances and seek advice from their professional adviser. However, as an example only, and in summary, the Australian tax consequence that is expected to arise for Australian resident RPS Holders who hold their shares on capital account and who do not lodge a Trigger Event Conversion Notice, is that a capital gain or loss will arise in respect of RPS transferred to TABCORP Investments.

         (b)      REINVESTMENT RISK

                  RPS Holders who receive the cash consideration under the RPS Scheme may not be able to reinvest their cash proceeds in securities offering a similar or higher return to that available on the RPS.

13.7     IMPLICATIONS IF BOTH ORDINARY SHARE SCHEME AND RPS SCHEME ARE
         IMPLEMENTED

         If both the Ordinary Share Scheme and the RPS Scheme are implemented in accordance with the proposed timetable, such that the Trigger Event Conversion Date and the Special Conversion Date occur after the Implementation Date for the RPS Scheme, all RPS (including those in respect of which a Trigger Event Conversion Notice or a Special Conversion Notice has been given) will be transferred to TABCORP Investments and RPS Holders will receive $105.26 plus the Accrued Dividend Equivalent in respect of each RPS held by them at the Implementation Record Date for the RPS Scheme. (The exceptions are TABCORP and its Related Entities who will not participate in the RPS Scheme in respect of any RPS held by them.) RPS Holders will receive no consideration under the RPS Terms.

         A range of factors affect the actual timing of the Implementation Date for the RPS Scheme, including the length of the Court approval process which is outside the control of Jupiters and TABCORP. If the Implementation Date for the RPS Scheme occurs after the Trigger Event Conversion Date, RPS that are the subject of a Trigger Event Conversion Notice will not be transferred under the RPS Scheme, but will be sold to TABCORP Investments under the RPS Terms. The value to be received by RPS Holders who have delivered such a notice is discussed in Section 13.4(b). In summary, if the VWAP for Jupiters Ordinary Shares for the 20 Business Days prior to the Trigger Event Conversion Date is less than or equal to $6.77, such RPS Holders will receive, for each RPS, less than the $105.26 plus Accrued Dividend Equivalent offered under the RPS Scheme, but will not receive less than the Minimum Trigger Event Repurchase Amount plus the accrued dividend on the RPS.

         Likewise, if the Implementation Date for the RPS Scheme occurs after the Special Conversion Date, RPS that are the subject of a Special Conversion Notice will not be transferred under the RPS Scheme, but will be redeemed by Jupiters under the RPS Terms. The value to be received by RPS Holders who have delivered such a notice is discussed in Section 13.4(c). In summary, such RPS Holders are likely to receive less for each RPS than the amount they would have received had they delivered a Trigger Event Conversion Notice, as they will not receive any value for accrued dividends.

13.8 IMPLICATIONS IF THE ORDINARY SHARE SCHEME IS IMPLEMENTED AND THE RPS SCHEME IS NOT

         If the Ordinary Share Scheme is implemented but the RPS Scheme is not, the implications for RPS Holders will differ depending on whether a RPS Holder has given Jupiters a Conversion Notice or has taken no action under the RPS Terms.

         (a)      CONVERSION NOTICE SERVED

                  If a RPS Holder has given Jupiters a Trigger Event Conversion Notice or a Special Conversion Notice, the RPS which are the subject of the relevant Conversion Notice will be transferred to TABCORP Investments or redeemed by Jupiters (as appropriate) for the consideration determined under the RPS Terms. That consideration will depend on the VWAP for Jupiters Ordinary Shares in the relevant period leading up to the relevant Conversion Date and the Conversion Minimum at the Conversion Date. Further details on the consideration payable in these circumstances is discussed in Sections 13.4(b) and
                  (c).

         (b)      NO ACTION TAKEN

                  If a RPS Holder has taken no action under the RPS Terms, the RPS will remain on issue and RPS Holders will continue to be entitled to receive dividends in accordance with the RPS Terms.

                  In certain circumstances RPS Holders will continue to be able to serve trigger event conversion notices and special conversion notices under the RPS Terms on Jupiters. TABCORP intends to procure that Jupiters will exercise its rights under the RPS Terms to elect to redeem, or (if applicable) arrange for the sale to TABCORP Investments of, any RPS which are the subject of such a notice. TABCORP intends to procure that Jupiters not allow RPS to convert into Jupiters Ordinary Shares following the lodgment of any such notice.

                  If the Ordinary Share Scheme is implemented but the RPS Scheme is not, TABCORP intends to procure that Jupiters will apply to be removed from the official list of ASX. If ASX grants the application to remove Jupiters from the official list, the RPS will cease to be quoted. By the time the conversion date in respect of any post-Merger conversion notice given to Jupiters under the RPS Terms occurs, the Jupiters Ordinary Shares will not have been traded on ASX for some time. It is expected that the Jupiters Board will exercise its discretion under the RPS Terms to ensure that the consideration received by each RPS Holder pursuant to any post-Merger Conversion Notice will be an appropriate amount in light of the prevailing circumstances.

                  In any case, the consideration received by RPS Holders pursuant to such post-Merger conversion notices may be less than that which they would have received under the RPS Scheme.

                  Following the implementation of the Ordinary Share Scheme and regardless of whether RPS cease to be quoted by ASX, RPS Holders may experience reduced liquidity in their RPS. This could be an expected consequence of the cessation of trading in Jupiters Ordinary Shares. It will also result if the RPS cease to be quoted by ASX.

                  If it is entitled to do so, TABCORP Investments will seek to compulsorily acquire all RPS which it does not own under the general compulsory acquisition provisions of chapter 6A of the Corporations Act. TABCORP Investments would first need to have full beneficial interests in at least 90% by value of all of the securities of Jupiters which are shares or convertible into shares. It is possible that as a result of the combination of the subscription for RPS by TABCORP Investments as contemplated by Sections 19.1(e) and 19.2, and the acquisition of RPS by TABCORP Investments as a result of RPS Holders giving Trigger Event Conversion Notices (as described in Section 13.4(b)), TABCORP Investments would have full beneficial interests in at least 90% by value of all of the securities of Jupiters which are shares or convertible into shares upon or after implementation of the Ordinary Share Scheme. Under the compulsory acquisition provisions, TABCORP Investments would be required to offer cash and provide to RPS Holders an independent expert's report stating whether the terms offered by TABCORP Investments give a fair value for the RPS and whether TABCORP Investments satisfied this "90% by value" test. Without ASIC's consent, TABCORP Investments may only exercise this compulsory acquisition power within six months after becoming entitled to do so. In this respect, if TABCORP Investments considers it necessary and appropriate in particular circumstances, TABCORP Investments may apply to ASIC for a modification to the Corporations Act so that the six month period is halted. By way of example, if TABCORP Investments is required to apply to the Court in order to implement compulsory acquisition of the RPS which it does not own, TABCORP Investments may apply to ASIC for a modification to the Corporations Act so that time stops running between the time of that application and the end of all proceedings in relation to that application (including appeals).

                  If RPS remain on issue on 9 January 2007, TABCORP intends to procure that Jupiters exercises its rights to elect to redeem all RPS on 9 March 2007. Given that Jupiters Ordinary Shares will cease trading on ASX from the Effective Date for the Ordinary Share Scheme, it is expected that the Jupiters Board will exercise its discretion under the RPS Terms to ensure that the consideration received by each RPS Holder on redemption will be an appropriate amount in light of the prevailing circumstances.

13.9     ADDITIONAL CONSIDERATIONS FOR RPS HOLDERS

         If the Ordinary Share Scheme is implemented in circumstances where the RPS Scheme is not, there are some additional considerations for RPS Holders who will, in the absence of serving a conversion notice under the RPS Terms, continue to hold RPS in Jupiters, which will be a subsidiary of TABCORP.

         (a)      CREDIT RATING FOR RPS HOLDERS

                  Jupiters credit rating prior to the announcement of the Merger was BB+ (stable outlook). In July 2003, Standard & Poor's confirmed TABCORP's BBB+ (negative outlook) rating. Standard & Poor's consider a rating downgrade would occur if:

                  - TABCORP is unable to achieve meaningful debt reduction and credit-protection measures in the next three years;

                  - the regulatory environment changes in a way that impacts TABCORP's cash flow in the medium term; or

                  - TABCORP is unable to successfully integrate Jupiters and TABCORP within the timeframe anticipated and achieve the anticipated synergies and cost savings.

         (b)      INCREASED LEVERAGE OF TABCORP

                  If the Ordinary Share Scheme is implemented, TABCORP's leverage will increase. Higher levels of leverage may potentially:

                  - restrict the ability of the Merged Group to borrow in the future; and

                  - increase the sensitivity of the Merged Group's earnings to movements in interest rates.

                  Further details of the increased leverage are contained in
                  Section 18.5(d).

         (c)      RISKS ASSOCIATED WITH TABCORP'S BUSINESS

                  There are specific risks associated with TABCORP's business, such as the uncertainty surrounding the renewal of the Wagering Licence and Gaming Licence in 2012 and the impact of SARS on the casino businesses and risks associated with the Merger such as integration risks. Details of the risks are set out in Section 18.

                                                        INFORMATION FOR JUPITERS
                                                           ORDINARY SHAREHOLDERS
                                                                 AND RPS HOLDERS

SECTION 14 - INDUSTRY OVERVIEW

14.1     INTRODUCTION

         The Australian gambling market generates annual revenue of more than $15 billion, with three of the major legalised categories being wagering, gaming and casino operations.

         Wagering comprises the conduct of totalizators and fixed odds betting on thoroughbred, harness and greyhound racing and on sporting and other events. Apart from TABCORP, the other major wagering companies listed on ASX are TAB Ltd and UNiTAB Limited.

         Gaming comprises the operation of gaming machines in clubs and hotels. Gaming operators' licences are held in Victoria by TABCORP and Tattersall's. TAB Ltd in New South Wales and Jupiters in Queensland hold licences that permit them to carry on certain gaming related operations in those jurisdictions.

         Casino operations include the conduct of table games and the operation of gaming machines at casinos. Major casinos in Australia include TABCORP's Star City Casino in Sydney, Jupiters' casinos on the Gold Coast (Conrad Jupiters) and in Brisbane (Conrad Treasury), Publishing and Broadcasting Limited's Crown Casino in Melbourne, Sky City Entertainment Group Limited's Adelaide Casino and Burswood Casino in Perth.

         Other legalised gambling categories include lotteries, keno, bingo, pools, instant lotteries and raffles. Tattersall's is the largest lottery provider in Australia.

         Gambling in Australia is principally regulated at State and Territory level. The Federal Government regulates on-line gambling through the Interactive Gambling Act 2001 (Cth). Areas of the industry that are regulated include the form of gambling permitted, parties permitted to conduct gambling, the returns to bettors or players and the State and Territory tax rates.

14.2     THE AUSTRALIAN GAMBLING INDUSTRY

         In the three years to 30 June 2002, gambling expenditure in Australia is estimated to have grown at a compound annual growth rate in excess of 6.0%. This growth was primarily driven by gaming machines in licensed clubs and hotels in New South Wales, Victoria, Queensland and South Australia and in casinos in Melbourne, Sydney, Brisbane and on the Gold Coast.

         FIGURE 14.2.1: AUSTRALIAN GAMBLING MARKET

[BAR CHART]

                     $ billion
1998/99                 12.6
1999/00                 13.6
2000/01                 14.6
2001/02E                15.3

         - EGMs - Pubs/Clubs/Casinos - Wagering (incl. Sportsbetting) - Casino
         - Tables - Lotteries / Other

         SOURCE: Tasmanian Gaming Commission; TABCORP

14.3     THE VICTORIAN GAMBLING INDUSTRY

         In the three years to 30 June 2002, gambling expenditure in Victoria is estimated to have grown at a compound annual growth rate of approximately 8%. This growth was primarily driven by continued gaming machine growth in clubs and hotels and at Crown Casino.

         FIGURE 14.3.1: VICTORIAN GAMBLING MARKET

[BAR CHART]

                     $ billion
1998/99                 3.5
1999/00                 3.8
2000/01                 4.2
2001/02E                4.4

         - EGMs - Pubs/Clubs/Casinos - Wagering (incl. Sportsbetting) - Casino
         - Tables -Lotteries / Other

         SOURCE: Tasmanian Gaming Commission; TABCORP

         Subsequently, for the year ended 30 June 2003, Victorian gaming machine revenue from pubs, clubs and Crown Casino is estimated to have declined by approximately 8% due to the impact of bans on smoking in gaming areas, implemented on 1 September 2002.

14.4     THE NEW SOUTH WALES GAMBLING INDUSTRY

         In the three years to 30 June 2002, gambling expenditure in New South Wales is estimated to have grown at a compound annual growth rate of approximately 6.8%. This growth was primarily driven by growth in gaming machines in clubs and hotels and continued growth at Star City Casino.

         FIGURE 14.4.1: NEW SOUTH WALES GAMBLING MARKET

[BAR CHART]

                     $ billion
1998/99                 5.1
1999/00                 5.6
2000/01                 5.9
2001/02E                6.2

         - EGMs - Pubs/Clubs/Casinos - Wagering (incl. Sportsbetting) - Casino
         - Tables - Lotteries / other

         SOURCE: Tasmanian Gaming Commission; TABCORP

14.5     THE QUEENSLAND GAMBLING INDUSTRY

         In the three years to 30 June 2002, gambling expenditure in Queensland is estimated to have grown at a compound annual growth rate in excess of 7.0%. This growth was primarily driven by growth in gaming machines in clubs and hotels and continued growth from casino operations.

         FIGURE 14.5.1:  QUEENSLAND GAMBLING MARKET

[BAR CHART]

                     $ billion
1998/99                 2.0
1999/00                 2.1
2000/01                 2.3
2001/02E                2.5

         - EGMs - Pubs/Clubs/Casinos - Wagering (incl. Sportsbetting) - Casino
         - Tables - Lotteries / Other

         SOURCE: Tasmanian Gaming Commission; TABCORP

SECTION 15 -INFORMATION ABOUT JUPITERS

15.1     ABOUT JUPITERS

         Jupiters was incorporated on 10 August 1987 and listed on ASX on 28 July 1988. Jupiters acquired the Hotel Conrad & Jupiters Casino business of Jupiters Trust, which was established in 1983 to develop the Hotel Conrad & Jupiters Casino. Since listing, Jupiters has grown to become a major Australian diversified gaming and wagering enterprise with assets of over $1 billion.

         Jupiters' activities include the operation of hotel and casino properties in Brisbane, on the Gold Coast and in Townsville, the operation of wide area Keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. Jupiters is also a supplier of wagering and gaming systems to licensed operators internationally. Jupiters currently employs over 5,200 people.

         Based on a closing Jupiters Ordinary Share price of $6.59 on 4 September 2003, Jupiters has an ordinary equity market capitalisation of $1.3 billion, ranking Jupiters amongst the top 100 listed entities in Australia by this measure.

15.2     JUPITERS' BUSINESS UNITS

                                JUPITERS LIMITED

[OPERATIONAL CHART]

15.3     BUSINESS OVERVIEW

         CONRAD JUPITERS

         In 1985, Jupiters established its first wholly owned hotel and casino complex on the Gold Coast, Conrad Jupiters, after the State of Queensland agreed to award it a casino licence.

         Conrad Jupiters is managed by BI Gaming Corporation under a Casino Management Agreement. Conrad Jupiters caters to local patrons, Australian tourists and targeted premium players. Conrad Jupiters is situated on a 6.6 hectare landscaped island facility. It offers approximately 6,218 square metres of casino space, including Club Conrad, a 5 star hotel and a number of entertainment and dining venues.

         At 30 June 2003, the casino featured 1,348 gaming machines and 103 table games. The table games include blackjack, roulette, baccarat, craps, mini dice, wheel of fortune, pai gow poker, Caribbean stud poker and sic-bo. Jupiters offers Keno jackpots of up to $2 million. The casino's Club Conrad facility also offers premium players an international standard private gaming venue.

         At 30 June 2003, the hotel had 603 rooms, including 29 suites. Conrad Jupiters also has a theatre with a seating capacity of approximately 1,125. The theatre primarily features live entertainment productions that have an average season of 12 months.

         CONRAD TREASURY

         In 1995, Jupiters established Conrad Treasury after the State of Queensland agreed to award it an additional casino licence. The casino licence provides for a ten year exclusivity period for casino gaming within a 60 kilometre radius of the location of Conrad Treasury in Brisbane.

         Conrad Treasury is managed by BI Gaming Corporation under a Casino Management Agreement. Conrad Treasury is a boutique hotel and landmark casino which is located in an historic government building. Development of this facility involved the restoration of Brisbane's Treasury and Land Administration buildings, over which Jupiters holds a 75 year lease. Conrad Treasury caters to local patrons, Australian tourists and targeted premium players.

         Conrad Treasury offers approximately 4,960 square metres of casino space, including Club Conrad, a five star hotel and several dining venues. At 30 June 2003, the casino featured 1,329 gaming machines and 86 table games. The table games include blackjack, roulette, baccarat, craps, mini dice, wheel of fortune, pai gow poker, Caribbean stud poker and sic-bo. Conrad Treasury also offers Keno jackpots of up to $2 million. At 30 June 2003, the hotel had 130 guest rooms.

         JUPITERS TOWNSVILLE

         Jupiters wholly owns Breakwater Island Trust and Breakwater Island Limited, the trustee of the Breakwater Island Trust. Breakwater Island Trust was issued with North Queensland's first casino licence in 1986 for the purpose of establishing a hotel-casino property, now known as Jupiters Townsville.

         Jupiters Townsville is an integrated tourism and leisure facility that caters to local patrons and Australian tourists. At 30 June 2003, the facility included a 194 room hotel, a casino with 16 table games and 294 gaming machines, and seven restaurants and bars.

         Breakwater Island Trust also operates the Breakwater Marina in Townsville, which includes a 241 berth marina. It also holds a 20% interest in and operates the Townsville Entertainment and Convention Centre.

         JUPITERS ONLINE

         The Jupiters OnLine group includes the Centrebet Business and Jupiters International, an international totalizator business.

         Centrebet holds a sports bookmakers licence from the Northern Territory Government and is one of Australia's leading sports bookmakers. It offers a wide variety of sports betting options to a large domestic and international clientele from its base in Alice Springs. In September 2002, Centrebet expanded its operations to include the United Kingdom.

         Jupiters is currently pursuing the sale of the Centrebet Business.
         Section 7 contains further information about the proposed Centrebet
         Sale.

         The international totalizator business provides software and hardware support services to about 24 customers operating race tracks, lottery systems and numbers games in 11 countries.

         JUPITERS MACHINE GAMING

         Jupiters Machine Gaming Services Pty Ltd is a Licensed Monitoring Operator providing gaming machine monitoring services to Queensland hotels and clubs. It also develops and maintains various electronic gaming machine software and hardware products to assist venues to maximise their gaming machine operations.

         NEW SOUTH WALES KENO

         Jupiters operates the Keno game in New South Wales under a joint licence with Clubs New South Wales. The game is currently distributed in more than 1,000 clubs across New South Wales and at Star City Casino in Sydney.

         Jupiters has lodged a submission with the New South Wales State Government to extend the game of Keno into hotels in New South Wales.

         QUEENSLAND KENO

         Jupiters operates the Keno game in more than 830 Queensland locations including casinos, clubs, hotels and some TAB agencies.

         AWA TECHNOLOGY

         AWA Technology Services provides independent support services to the information technology and gaming industry and employs more than 260 staff.

         The business provides support nationally for desktop and network equipment to the Australian information technology industry and provides support for gaming machines, Keno and wagering terminals and a wide variety of gaming ancillary equipment.

         JUPITERS TECHNOLOGY

         Jupiters Technology provides product development and support for the Jupiters Group's casinos, Keno, the Jupiters Group's gaming machine monitoring service, and Centrebet. Utilising in-house hardware, software and web development skills, Jupiters Technology has developed proprietary technology to enable Keno, gaming machine monitoring services and progressive jackpots to be operated across real time wide area networks.

15.4     GOLD COAST CONVENTION & EXHIBITION CENTRE

         The State of Queensland owns the Gold Coast Convention & Exhibition Centre ("GCCEC") on the Gold Coast which is currently under construction. Jupiters has been appointed as the developer and manager of the GCCEC.

         The GCCEC is scheduled to open in mid 2004. Once complete, the GCCEC will accommodate up to 6,000 people in various entertainment and sports modes and up to 2,000 delegates in convention mode.

15.5     SUMMARISED HISTORICAL FINANCIAL INFORMATION

         With respect to the following financial information the capitalised term "Normalised" refers to:

         -        in relation to revenue, EBITDA, EBITA and net profit after tax
                  (NPAT) generally, the Normalised result excludes the impact of material non-recurring items and has been adjusted for the deviation away from theoretical win rates in Jupiters' international commission business;

         - in relation to the year ended 30 June 2002, the Normalised result has been adjusted for the deviation away from theoretical win rates in the international commission business and excludes the impact of the adverse tax ruling relating to the deductibility of rent paid for Conrad Treasury; and

         - in relation to the year ended 30 June 2003, the Normalised result has been adjusted for the deviation away from theoretical win rates in Jupiters' international commission business and excludes Merger costs.

         SUMMARY STATEMENTS OF FINANCIAL PERFORMANCE

         The following selected information has been extracted and/or derived from Jupiters' audited statements of financial performance (consolidated) for the years ended 30 June 2003, 30 June 2002 and 30 June 2001 and is a summary only.

         FIGURE 15.5.1: SUMMARY OF JUPITERS' FINANCIAL PERFORMANCE

                                            FOR FISCAL YEAR ENDED 30 JUNE
                                           --------------------------------
(A$ in millions)                             2001        2002         2003
----------------------------------------------------------------------------
Operating Revenue                          $  771.0    $  793.4     $  785.9

EBITDA                                        198.5       207.3        178.7
EBIT                                          146.7       152.9        124.7

Net Interest Expense                          (20.7)      (27.6)       (35.6)
                                           --------    --------     --------
Net Profit Before Tax                         126.0       125.3         89.1

Tax Expense                                   (47.0)      (46.5)       (30.0)
Outside Equity Interests                       (1.9)       (0.7)        (0.6)
                                           --------    --------     --------
Net Profit                                     77.1        78.1         58.5
----------------------------------------------------------------------------

         SUMMARY STATEMENTS OF FINANCIAL POSITION

         The following selected information has been derived from Jupiters' audited statements of financial position (consolidated) as at 30 June 2003, 30 June 2002 and 30 June 2001 and is a summary only.

         FIGURE 15.5.2: SUMMARY OF JUPITERS' FINANCIAL POSITION

                                                                     AS AT 30 JUNE
                                                        ------------------------------------
(A$ in millions)                                          2001          2002         2003
---------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                                    $   116.7     $    85.3    $    77.9
Receivables                                                  30.4          18.4         21.8
Inventories                                                  13.3          14.1         13.1
Other                                                        16.6          16.1         31.8
                                                        ---------     ---------    ---------
Total Current Assets                                        177.0         133.9        144.6

NON-CURRENT ASSETS
Property, Plant & Equipment                                 744.7         746.9        758.8
Intangibles                                                 127.9         122.8        106.7
Deferred Tax Assets                                           0.0           0.0          3.3
Other                                                        91.9          63.8         39.0
                                                        ---------     ---------    ---------
Total Non-Current Assets                                    964.5         933.5        907.8

TOTAL ASSETS                                              1,141.5       1,067.4      1,052.4

CURRENT LIABILITIES
Payables                                                     80.3          91.8         87.5
Interest Bearing Liabilities                                  1.6           1.8         45.3
Tax Liabilities                                              27.1          21.3          6.1
Provisions                                                   44.1          38.3         20.2
Other                                                         0.0           0.0         12.3
                                                        ---------     ---------    ---------
Total Current Liabilities                                   153.1         153.2        171.4

NON-CURRENT LIABILITIES
Interest Bearing Liabilities                                340.7         431.7        392.3
Deferred Tax Liabilities                                     17.2           2.4          0.0
Other Provisions                                              9.9          10.6          9.7
                                                        ---------     ---------    ---------
Total Non-Current Liabilities                               367.8         444.7        402.0

TOTAL LIABILITIES                                           520.9         597.9        573.4

NET ASSETS                                                  620.6         469.5        479.0

EQUITY
Contributed Equity                                          466.1         310.5        313.0
Retained Profits                                            123.9         127.6        166.0
Outside Equity Interest                                      30.6          31.4          0.0
                                                        ---------     ---------    ---------
TOTAL EQUITY                                                620.6         469.5        479.0
--------------------------------------------------------------------------------------------

         SUMMARY STATEMENTS OF CASHFLOWS

         The following selected information has been derived from Jupiters' audited statements of cashflows (consolidated) for the years ended 30 June 2003, 30 June 2002 and 30 June 2001 and is a summary only.

         FIGURE 15.5.3: SUMMARY OF JUPITERS' STATEMENT OF CASHFLOWS


                                                                  FOR FISCAL YEAR ENDED 30 JUNE
                                                                -----------------------------------
(A$ in millions)                                                   2001        2002          2003
---------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                       $   118.0    $   136.2     $   85.6

Net Purchase of Property, Plant & Equipment                         (44.2)       (46.1)       (61.7)
Net (Purchase of) / Proceeds from sale of Businesses                 (2.8)        (2.0)       (26.6)
                                                                ---------    ---------     --------
Net Cash Used in Investing Activities                               (47.0)       (48.1)       (88.3)

Net Cash Used in Financing Activities                               (77.2)      (119.5)        (4.7)

                                                                ---------    ---------     --------
Net Decrease in Cash                                                 (6.2)       (31.4)        (7.4)
---------------------------------------------------------------------------------------------------

         OVERVIEW OF 2003 FINANCIAL PERFORMANCE

         For the year ended 30 June 2003 Jupiters' net profit after tax (NPAT) declined to $58.5 million from $78.1 million for the year ended 30 June 2002. On a Normalised basis, NPAT was approximately $65.9 million with earnings per Jupiters Ordinary Share up from 32.3 cents in the year ended 30 June 2002 to 32.7 cents in year ended 30 June 2003.

         The decline in Normalised NPAT was mainly due to an additional $8.9 million in after tax borrowing costs incurred as a result of issuing RPS in April 2002. The lower Normalised NPAT had no material effect on earnings per Jupiters Ordinary Share as a result of the reduction in the number of Jupiters Ordinary Shares on issue as a result of the restructure of Jupiters' share capital.

         During the year ended 30 June 2003 the only material change to the share capital of Jupiters was the issue of approximately 423,000 Jupiters Ordinary Shares in the course of the takeover of Breakwater Island Trust. Changes to Jupiters' share capital in the year ended 30 June 2002 included the buy back of approximately 40 million Jupiters Ordinary Shares funded by the issue of $190.2 million RPS.

         In the year ended 30 June 2003 Jupiters incurred non-recurring costs related to the Merger of $4.0 million after tax, reducing earnings per share by 2.0 cents. Jupiters' international commission business achieved a win rate of 1.215% versus a theoretical win rate of 1.265%, reducing NPAT by $3.4 million and earnings per share by 1.7 cents.

         The businesses that will be merged with TABCORP (that is, all operations excluding Centrebet) produced Normalised EBITA of $136.5 million in the year ended 30 June 2003, an increase of 4.7% from $130.4 million in the year ended 30 June 2002.

         REVENUE

         Normalised operating revenue was $802.3 million in the year ended 30 June 2003, up 3.7% compared to $774.0 million in the year ended 30 June 2002. Normalised land based revenues increased by $26.5 million or 4.5%. International commission business revenue increased by 20.9% on a Normalised basis. Gaming machine revenue in the casinos increased by 2.1%. Wide area operations increased revenue by 3.7%. AWA Technology Services revenue decreased by 3.7%. Centrebet increased revenue by 1.3%.

         EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION

         EBITDA for the year ended 30 June 2003 was $178.7 million, compared with $207.3 million in the year ended 30 June 2002. Normalised EBITDA decreased by $1.4 million from the year ended 30 June 2002 to the year ended 30 June 2003. This Normalised decrease was primarily attributable to a poor performance in Centrebet and increased provisioning for doubtful debts in the international commission business partially offset by earnings from Jupiters' wide-area gaming and technology services operations.

         EBITDA BUSINESS SEGMENT ANALYSIS

         Consolidated EBITDA analysed on a business segment basis is as follows:

         FIGURE 15.5.4: BUSINESS SEGMENT ANALYSIS OF JUPITERS' PERFORMANCE FOR YEARS ENDED 30 JUNE 2002 AND 30 JUNE 2003

                                                ACTUAL                                 NORMALISED
                                   YEAR ENDED             YEAR ENDED         YEAR ENDED          YEAR ENDED
                                     30 JUNE               30 JUNE            30 JUNE             30 JUNE
                                      2003                  2002                2003                2002
                                       $M                    $M                  $M                  $M
Land based operations                141.5                 167.3              146.4                149.0
Wide-area operations                  44.5                  39.0               44.5                 39.0
Sportsbetting operations               9.5                  14.7                9.5                 14.7
Technology operations                  1.5                  (1.0)               1.5                 (1.0)
Unallocated                          (18.3)                (12.7)             (14.3)               (12.7)
                                   -------                ------             ------              -------
EBITDA                               178.7                 207.3              187.6                189.0
                                   -------                ------             ------              -------

         CASINO REVENUE

         Casino revenue decreased by $18.4 million, or 3.8%, to $463.0 million in the year ended 30 June 2003. On a Normalised basis, casino revenue increased by $17.4 million, or 3.8%.

         On a Normalised basis, international commission business revenue for the year ended 30 June 2003 increased 20.9% over the year ended 30 June 2002, reflecting an increase in international commission business front money. Revenue earned from this business segment remains in the range of 10%-15% of Jupiters' revenue. The international commission business increased provisioning for doubtful debts during the year ended 30 June 2003 by $5.3 million, compared to less than $0.1 million in the year ended 30 June 2002.

         Club Conrad's non-commission premium play revenues decreased 4.0% from the year ended 30 June 2002 to the year ended 30 June 2003 in the South East Queensland properties. Jupiters Townsville does not participate in premium play business. Main floor table game performance remained flat. Gaming machine revenue growth improved in the last three quarters of the year ended 30 June 2003 compared with the year ended 30 June 2002 (see figure 15.5.5). Total gaming machine revenues for the three casinos was $259.6 million in the year ended 30 June 2003 compared to $254.3 million in the year ended 30 June 2002, an increase of $5.3 million or 2.1%. Revenue for the six months ended 30 June 2003 was an increase of $10.4 million or 8.5% on the previous corresponding period continuing the positive trend evident since the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines.

         FIGURE 15.5.5: GAMING MACHINE REVENUE GROWTH

QUARTER                             SEPT. 02             DEC. 02             MAR. 03              JUN. 03
-------                             --------             -------             -------              -------
Revenue growth vs previous
corresponding period                 (8.9%)               2.1%                 7.9%                9.2%

         HOTEL REVENUE

         Total hotel revenue increased by $9.1 million, or 7.2% to $135.0 million in the year ended 30 June 2003 compared to $125.9 million in the year ended 30 June 2002. This was primarily attributable to an improved performance by food and beverage operations across all properties.

         As a result of a continued focus on high yielding corporate and convention business revenues, hotel rooms revenue increased by 7.7% from the year ended 30 June 2002 to the year ended 30 June 2003. This result was achieved despite the war in Iraq and the outbreak of SARS. An increase in domestic activity compensated for the decrease in activity in the inbound segment.

         CONRAD JUPITERS, GOLD COAST

         Operating revenues at Conrad Jupiters decreased by $2.4 million, or 0.7% to $328.6 million in the year ended 30 June 2003 compared to $331.0 million in the year ended 30 June 2002. On a Normalised basis, operating revenues increased by $23.7 million or 7.5% to $340.1 million in the year ended 30 June 2003 compared to $316.4 million in the year ended 30 June 2002. Casino patronage of approximately 11,000 per day in the year ended 30 June 2003 remained in line with the year ended 30 June 2002. Average main floor spend per patron was also consistent year on year.

         Gaming machine revenue increased in the year ended 30 June 2003 by 2.9%. Strong growth against the previous corresponding period was recorded for the second half due to the impact of a significant rollout of new product in the first half.

         Hotel room revenue increased in the year ended 30 June 2003 compared to the year ended 30 June 2002 reflecting an improvement in average occupancy from 60.3% to 62.4% supported by an increase in average room rate of 2.8%.

         Food and beverage revenues increased 8.9% in the year ended 30 June 2003 compared with the year ended 30 June 2002 primarily as a result of promotions, theatre packages and some menu revisions. The hotel also benefited from increased domestic tourism.

         CONRAD TREASURY, BRISBANE

         Operating revenues at Conrad Treasury decreased $7.9 million, or 3.3% to $229.4 million in the year ended 30 June 2003 compared to $237.3 million in the year ended 30 June

         2002. On a Normalised basis, operating revenues increased by $2.0 million or 0.9% to $234.4 million in the year ended 30 June 2003 compared to $232.4 million in the year ended 30 June 2002.

         Gaming machine revenue increased in the year ended 30 June 2003 by 1.7%. Strong growth against the previous corresponding period was recorded for the second half due to the impact of a significant rollout of new product in the first half.

         Daily casino patronage remained flat at around 9,000. Average main floor spend per patron improved in the year ended 30 June 2003 primarily due to the small increase in gaming machine activity along with a small increase in main floor table revenue.

         Hotel room revenue was up 8.3% in the year ended 30 June 2003 compared with the year ended 30 June 2002. Occupancy continued to improve increasing from 74.7% in the year ended 30 June 2002 to 78.5% in the year ended 30 June 2003 and was supported by an increase in average room rate of 3.9% year on year.

         Food and beverage revenues increased 10.2% in the year ended 30 June 2003 compared to the year ended 30 June 2002 due to strong convention activity in Brisbane.

         JUPITERS TOWNSVILLE

         Operating revenues at Jupiters Townsville increased $0.9 million, or 2.3% to $39.9 million in the year ended 30 June 2003 compared to $39.0 million in the year ended 30 June 2002.

         Gaming machine revenue for the year ended 30 June 2003 was in line with the year ended 30 June 2002. Strong growth against the previous corresponding period was recorded for the second half due to the impact of a significant rollout of new product in the first half.

         Hotel room revenue increased 7.4% in the year ended 30 June 2003 compared to the year ended 30 June 2002 with occupancy strengthening to 49.8% from 47.1% in the year ended 30 June 2002. Improved hotel occupancy and marketing efforts resulted in food and beverage operations performing strongly with revenues increasing 7.7% in the year ended 30 June 2003 compared to the year ended 30 June 2002.

         GOLD COAST CONVENTION & EXHIBITION CENTRE

         Construction work on the Gold Coast Convention & Exhibition Centre progressed well in the year ended 30 June 2003 and is on schedule for a mid 2004 opening.

         The core management team of the venue is in place. Forward bookings continue to grow in the domestic market with strong interest being shown from international markets, especially Asia.

         NON-CASINO AND NON-HOTEL OPERATIONS

         Revenue earned by non-casino and non-hotel operations of $187.9 million in the year ended 30 June 2003 was 23.4% of the Normalised operating revenue of Jupiters for that year compared to $186.1 million (24.0%) in the year ended 30 June 2002.

         Jupiters provides Keno to over 830 outlets in Queensland and 1,000 clubs in New South Wales. Keno turnover in Queensland in the year ended 30 June 2003 was $278.2 million compared with $261.4 million in the year ended 30 June 2002 and in New South Wales was $333.7 million compared with $343.0 million in the year ended 30 June 2002. The increased responsible gambling regulation has continued to have a negative impact on Keno operations in New South Wales. A new logo was launched into the Queensland and New South Wales market providing a unified brand for the game.

         Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $19.1 million in the year ended 30 June 2003, an increase of 15.6%. The increase in revenue combined with operational improvements saw most of the incremental revenue reflected at the EBITDA line in the year ended 30 June 2003.

         CENTREBET

         Centrebet revenue increased by 1.3% to $30.8 million in the year ended 30 June 2003 from $30.4 million in the year ended 30 June 2002. Centrebet EBITDA decreased by 35.4% to $9.5 million in the year ended 30 June 2003 from $14.7 million in the year ended 30 June 2002. The reduction in profitability of the Centrebet Business was partly due to a lower win rate in the last quarter of the year and increased competition.

         FIGURE 15.5.6: CENTREBET PERFORMANCE FOR YEARS ENDED 30 JUNE 2002 AND 2003


$ 000'S                       YEAR ENDED 30 JUNE 2003     YEAR ENDED 30 JUNE 2002            CHANGE
                              -----------------------     -----------------------            -------
TURNOVER                               452,087                     401,006                    12.7%
WAGERING REVENUE                        30,026                      28,678                     4.7%
WIN RATES                                 6.64%                       7.15%                   (7.1)%

         The total number of bets placed continued to grow strongly in the year ended 30 June 2003, although the average bet size reduced.

         FIGURE 15.5.7: CENTREBET BETS FOR YEARS ENDED 30 JUNE 2002 AND 2003

                               YEAR ENDED 30 JUNE 2003     YEAR ENDED 30 JUNE 2002           CHANGE
                               -----------------------     -----------------------           -------
 TOTAL BETS (MILLIONS)                  15.4                        11.7                       32%
 AVERAGE BET SIZE                   $  29.38                     $ 34.35                    (14.5)%

         OTHER

         Operating expenses were $607.2 million in the year ended 30 June 2003 compared to $586.1 million in the year ended 30 June 2002, an increase of $21.1 million. Expenses in the year ended 30 June 2003 included $4.0 million in costs relating to the proposed Merger.

         Depreciation and amortisation expense was $54.0 million in the year ended 30 June 2003, broadly consistent with the year ended 30 June 2002 of $54.4 million.

         Net interest and finance charges increased by $8.0 million to $35.6 million in the year ended 30 June 2003. Interest expense includes $15.5 million payable in respect of the RPS issued in April 2002.

15.6     JUPITERS' ISSUED SECURITIES

         As at the date of this Scheme Booklet, the issued securities of Jupiters comprise:

         -        201,784,202 Jupiters Ordinary Shares; and

         -        1,901,735 RPS.

         In addition, Jupiters has 1,520,000 Jupiters Options on issue over unissued ordinary shares in the company.

         Jupiters is under no obligation to issue further Jupiters Ordinary Shares before the commencement of the Ordinary Share Scheme Meeting, other than Jupiters Ordinary Shares issued upon the exercise of certain Jupiters Options.

15.7     DIRECTORS OF JUPITERS

         As at the date of this Scheme Booklet, the directors of Jupiters are:

         -        Mr Lawrence Willett AO (Chairman);

         -        Mr Robert Hines (Managing Director);

         -        Sir Francis Moore AO;

         -        Mrs Penelope Morris AM; and

         -        Mr John Story.

         If the Ordinary Share Scheme becomes effective, it is proposed that Mr Lawrence Willett AO and Mr John Story will join the TABCORP Board (subject to all necessary Regulatory Approvals being obtained).

SECTION 16 - INFORMATION ABOUT TABCORP

16.1     ABOUT TABCORP

         TABCORP heads Australia's premier gambling and entertainment group and is one of the world's largest publicly listed gambling companies. The TABCORP Group currently conducts a unique combination of gambling and hospitality activities, including:

         -        gaming operations in Victoria under the Tabaret brand;

         - wagering operations under brands such as TAB (Victoria), TAB Sportsbet and FootyTAB. The Trackside and Club Keno brands also operate within TABCORP's wagering division; and

         - casino and hospitality operations at the only casino in New South Wales, Star City Casino.

         Since it was floated in 1994, the TABCORP Group has consistently grown its business for the benefit of its shareholders. In particular:

         - net profit after tax increased from $63.4 million in the 10.5 months ended 30 June 1995 to $263.1 million (excluding $10.5 million in non-recurring items) in the financial year ended 30 June 2003;

         - earnings per share increased from 24.1 cents in the 10.5 months ended 30 June 1995 to 71.5 cents (excluding $10.5 million in non-recurring items) in the financial year ended 30 June 2003 (in each case on an annualised basis); and

         - a high dividend payout ratio has been maintained since 1994, with TABCORP increasing its dividends from 14.5 cents per share in the financial year ended 30 June 1995 to 67.0 cents per share in the financial year ended 30 June 2003.

         In addition to dividends, TABCORP returned capital of 33.0 cents per share to shareholders in the year ended 30 June 1999, and, in the years ended 30 June 2002 and 30 June 2003, TABCORP entered into an on-market share buyback, buying 11,278,013 TABCORP Shares.

         As at 30 June 2003, the TABCORP Group had net assets of over $1.25 billion and employed approximately 5,000 people. TABCORP's market capitalisation was $4.1 billion at the close of trading on ASX on 4 September 2003.

         (a)      GAMING OPERATIONS

         TABCORP has one of two licences which permit the monitoring and operation of gaming machines in licensed clubs and hotels in Victoria. The venues subject to TABCORP's licence operate under the Tabaret brand and provide an integrated gambling and entertainment product to customers. TABCORP is focused on providing a comprehensive entertainment offering tailored to each venue's local market.

         (b)      WAGERING OPERATIONS

                  TABCORP has been granted the sole licence to conduct off-course totalizators in Victoria on thoroughbred, harness and greyhound racing in Australia and New

                  Zealand. It also offers totalizator and fixed odds betting on sporting and other events.

                  TABCORP conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria, provides on-course totalizators at metropolitan and country Victorian race meetings and provides telephone and internet betting services to its customers. Considerable effort is directed to improving products, upgrading systems and ensuring that venues are comfortable and customer friendly.

                  Products are sold under the TAB, TAB Sportsbet and FootyTAB brands. TABCORP's wagering division is also responsible for the Trackside and Club Keno brands. Products such as Trackside, a simulated racing competition, have been introduced to provide TABCORP's wagering customers with more entertainment options.

         (c)      CASINO OPERATIONS

                  The TABCORP Group owns and operates Star City Casino, New South Wales' only casino. The Star City Casino entertainment complex is located on Sydney Harbour.

                  Star City Casino caters to a diverse range of customers. Star City Casino has 200 gaming tables and 1,500 gaming machines, a 491-room hotel and apartment complex, two theatres with a total 3,000-seat capacity, seven major restaurants and a nightclub. In addition, it provides a large banquet and convention facility. Star City Casino is open 24 hours a day, 365 days a year.

                  Star City is focused on providing its customers with superior service across its entire operation.

16.2     TABCORP'S GOALS AND STRATEGY

         TABCORP aspires to consolidate the TABCORP Group's position as Australia's premier gambling and entertainment group. To achieve this aspiration, TABCORP's strategic focus is on both organic and inorganic growth opportunities.

         (a)      ORGANIC GROWTH

                  TABCORP will continue to seek to drive growth in its existing businesses through focus on:

                  - continuous improvement in customer service and overall product quality;

                  - disciplined investment in people, product and processes;

                  -        operational excellence in delivery; and

                  -        speed in execution and innovation.

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                                       84

         (b)      INORGANIC GROWTH

                  TABCORP will seek to implement merger and acquisition opportunities that:

                  - are within TABCORP's core competencies of gambling, entertainment and hospitality; and

                  - enhance shareholder value through delivery of returns in excess of TABCORP's cost of capital.

         The key performance indicators in determining whether TABCORP has achieved its goals are whether TABCORP:

         -        achieves growth that provides superior shareholder returns;

         -        is acknowledged as providing a great place to work;

         - is renowned for offering the best gambling and entertainment experience for customers; and

         - is respected as a responsible and valued member of the community.

         These key performance indicators will continue to be framed by TABCORP's core values of teamwork, integrity and performance.

16.3     HISTORY AND BACKGROUND

         (a) PRIVATISATION OF THE TOTALIZATOR AGENCY BOARD AND ACQUISITION OF STAR CITY HOLDINGS

                  The Totalizator Agency Board of Victoria was a statutory body which commenced operation in 1961 to conduct off-course totalizator betting in Victoria on thoroughbred and harness racing.

                  In April 1992, the Totalizator Agency Board of Victoria was granted a gaming operator's licence in order, amongst other things, to operate and monitor gaming machines in licensed venues in Victoria.

                  On 15 August 1994, TABCORP listed on ASX by way of a public float and raised $675 million. The funds raised were used to acquire:

                  - the assets, liabilities and businesses of the Totalizator Agency Board of Victoria, for which TABCORP paid $78 million; and

                  - two separate licences from the State of Victoria, the Wagering Licence and the Gaming Licence, for which TABCORP paid $597 million in aggregate.

                  The TABCORP Group subsequently acquired Star City Holdings, a public company which was listed on ASX. Star City Holdings headed the group of companies which holds the sole casino licence in New South Wales and owns and operates Star City Casino.

         (b)      WAGERING AND GAMING LICENCES

                  Pursuant to the Wagering Licence, TABCORP has the sole licence to conduct off-course totalizators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand. The Wagering Licence also authorises TABCORP to conduct totalizator and fixed odds betting competitions in Victoria on approved sporting events and to conduct on-course totalizators in Victoria on thoroughbred, harness and greyhound racing.

                  The Gaming Licence authorises TABCORP (as one of two authorised participants) to conduct, amongst other things:

                  - gaming in licensed clubs and hotels in Victoria as a gaming operator; and

                  - Club Keno games in licensed clubs and hotels in Victoria, which are conducted through a joint venture arrangement with Tattersall's.

                  The other gaming licence is held by Tattersall's. The proprietor of Crown Casino is separately licensed to conduct gaming at that venue.

                  TABCORP's Wagering Licence and Gaming Licence expire in 2012, prior to which the Gaming and Betting Act contemplates new licences being applied for. TABCORP will be entitled to apply for any such licences (unless either the Wagering Licence or the Gaming Licence has been cancelled). On the grant of any such new licences under the Gaming and Betting Act, TABCORP will be entitled to receive an amount equal to the lesser of the purchase consideration for the new licences and an amount between 85% and 115% of the original $597 million paid by TABCORP for the Wagering Licence and the Gaming Licence in 1994.

                  The Victorian Government has indicated that it wishes to resolve licence arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. TABCORP has not yet entered into negotiations with the Victorian Government regarding the terms on which future wagering and gaming licences might be granted. However, TABCORP is committed to working with the Victorian Government to reach an outcome which is in the interests of all stakeholders. The next Victorian election is scheduled for 25 November 2006.

                  For a more detailed description of the Wagering Licence and the Gaming Licence, refer to Section 16.13(b).

         (c)      NSW CASINO LICENCE

                  In December 1994, the NSW Casino Control Authority issued Star City the NSW Casino Licence for a period of 99 years. This licence gives Star City the exclusive right to operate the only casino in New South Wales for a period of 12 years until 13 September 2007. After this period, the NSW Casino Licence is non-exclusive.

                  For a more detailed description of the NSW Casino Licence, refer to Section 16.13(b). The regulatory environment in which TABCORP's casinos division operates in New South Wales is also summarised in that Section.

16.4     TABCORP'S PRINCIPAL ACTIVITIES

         (a)      INTRODUCTION

                  TABCORP has three principal operating divisions, being gaming, wagering and casinos.

                  In accordance with the Joint Venture Agreement establishing the joint venture between TABCORP Participant, a wholly owned subsidiary of TABCORP, and VicRacing Pty Ltd, the income generated from, and expenses incurred in, TABCORP's conduct of its activities under the Wagering Licence and the Gaming Licence are shared 75% by the TABCORP Group and 25% by VicRacing Pty Ltd.

                  Historically, a third party has been entitled to a proportion of a management fee payable in respect of the operation of the Star City Casino business. Between 11 January 2000 and 15 July 2003 (inclusive), that management fee was shared 85% by a wholly owned subsidiary of TABCORP and 15% by Leighton Property Development Pty Ltd. On 30 June 2003, the TABCORP Group entered into an agreement with Leighton Property Development Pty Ltd to purchase that company's 15% interest in the management company and the Star City Management Agreement for $53 million. Completion of the sale under that agreement occurred on 15 July 2003.

                  The above arrangements are summarised in Section 16.5.

         (b)      THE GAMING DIVISION

                  INTRODUCTION

                  The gaming division primarily consists of the activities conducted under the Gaming Licence. TABCORP conducts its Victorian gaming machine operations under the Tabaret brand.

                  OPERATIONS

                  As at 30 June 2003, TABCORP operated 13,692 gaming machines in 271 licensed club and hotel venues in metropolitan and country Victoria, as summarised in the table below.

                  FIGURE 16.4.1: TABCORP'S GAMING MACHINE NETWORK

                                      NUMBER OF VENUES              NUMBER OF GAMING MACHINES
                                ------------------------            -------------------------
AREA                            CLUBS             HOTELS              CLUBS         HOTELS
---------------------------------------------------------------------------------------------
Melbourne Metropolitan            68                 94               3,938          5,717
Victorian Country                 75                 34               2,902          1,135
---------------------------------------------------------------------------------------------
TOTAL                            143                128               6,840          6,852
---------------------------------------------------------------------------------------------

                  In April 1998, a wholly owned subsidiary of TABCORP was successful in its application for a gaming machine monitoring licence in Queensland (one of eight licences issued). As at 30 June 2003, there were 479 gaming machines in TABCORP's Queensland club venues network. The monitoring of this business has been sub-contracted to Jupiters since 1998.

                  COMPETITION

                  Generally, the gaming division competes with both gambling and non-gambling businesses.

                  TABCORP's gaming division competes with gambling product providers such as Crown Casino and Tattersall's and the providers of other Victorian-based gambling products such as wagering via bookmakers and lotteries. Tattersall's, as a gaming operator, competes with TABCORP for venue operators as well as gaming customers. Information relating to the regulations governing the allocation of gaming machines between TABCORP, Tattersall's and Crown Casino is set out in
                  Section 16.13(c).

                  TABCORP estimates that its share of gaming machine revenue in Victoria from licensed clubs and hotels has increased from 35.5% for the year ended 30 June 1994 (for the Totalizator Agency Board of Victoria) to 48.3% for the year ended 30 June 2003.

                  Non-gambling businesses with which TABCORP competes include cinemas, restaurants and other recreational product providers.

                  BUSINESS STRATEGIES

                  The gaming division's business strategies are to responsibly grow Victorian gaming revenues and profits and increase market share by:

                  - working with venue operators to increase the number of venues with attractive theming, quality entertainment facilities and good customer access;

                  - optimising the location of venues and gaming machines;

                  -        providing new gaming products; and

                  - working with venue operators to implement uniformly high quality customer service standards and venue management procedures across all venues.

                  Customer service improvement

                  The gaming division aims to continue to improve customer service for new and existing customers by conducting customer focus groups, implementing a process of "mystery shopping visits" to venues (pursuant to which TABCORP representatives monitor and assess customer service at venues) and training staff in venues.

                  In light of the introduction of bans on smoking in gaming areas in Victoria on 1 September 2002, customers who smoke have been a particular focus of TABCORP's customer service improvement program. In response to the customer focus groups, a machine reservation system has been introduced which enables customers who smoke to take a cigarette break without another person interrupting their use of a particular machine.

                  In response to the division's feedback from customers who smoke, TABCORP (in conjunction with its Tabaret venue partners) has also acted to improve the amenity for customers who smoke. Based on detailed customer research, venues have endeavoured to provide improved facilities for customers who smoke. The gaming division will continue to work with its Tabaret partners to improve the amenity for customers who smoke.

         (c)      THE WAGERING DIVISION

                  INTRODUCTION

                  The operations of TABCORP's wagering division are set out in the diagram below.

                  FIGURE 16.4.2: WAGERING DIVISION OPERATIONS

                  [WAGERING DIVISION OPERATIONS STRUCTURE CHART]

                  OPERATIONS

                  The wagering division conducts totalizator wagering in Victoria on thoroughbred, harness and greyhound racing. Wagers are sold:

                  - in Victoria through a retail network of 566 retail agencies and selected clubs and hotels (PubTABs);

                  - to customers via telephone betting accounts, through TABCORP's two telephone betting centres, and interactively through touch tone and natural language voice recognition systems;

                  -        via the internet; and

                  - at Victorian metropolitan and country race tracks through on-course totalizators.

                  In addition, the wagering division conducts fixed odds and totalizator betting on sporting events. Such bets are primarily sold through:

                  -        telephone betting accounts;

                  -        the internet; and

                  -        PubTABs and retail agencies.

                  Off-course wagering is the principal form of wagering in Victoria. The growing popularity of fixed odds betting on approved sporting competitions saw this segment of TABCORP's wagering business grow at a compound annual growth rate of 25.3% between 30 June 1995 and 30 June 2003, albeit from a low base.

                  As at 30 June 2003, the Club Keno product (as part of a joint venture with Tattersall's) was offered at 102 TABCORP gaming venues.

                  TABCORP's simulated horse racing product, Trackside, also operates within 205 Victorian retail agencies and hotels as at 30 June 2003, as well as Star City Casino. The Trackside game is also supplied to interstate and overseas customers through TABCORP's wholly owned subsidiary Structured Data Systems Pty Ltd. This company earns revenue from the sale of Trackside terminals and ongoing support and maintenance fees.

                  COMPETITION

                  Generally, the wagering division competes with both gambling and non-gambling businesses.

                  A number of forms of competition exist, both intrastate and interstate. In particular, competition exists from licensed bookmakers and interstate TABs. On-course bookmakers in Victoria can accept off-course telephone betting in certain circumstances and interstate TABs and bookmakers can legally accept telephone and internet bets from bettors in Victoria. From 1 July 2003, the minimum phone bet able to be taken by Victorian bookmakers was reduced from $100 to $50, thus potentially increasing competition in this segment of the wagering market. The minimum phone bet able to be accepted by Victorian bookmakers has progressively fallen since 1 July 2001 ($200) and there will be no minimum phone bet from 1 July 2004. This may increase competition for win/place betting, predominantly in the telephone betting segment of TABCORP's business.

                  Further competition may come from the introduction, or increased presence of, betting exchanges which take bets over the internet. A betting exchange enables persons to offer to take a bet, or place a bet, on a particular outcome. The betting exchange operator merely facilitates the processing of transactions for a fee and does not take gambling risk.

                  The wagering division also competes with other Victorian based gambling products such as gaming machines, table games at Crown Casino and lotteries.

                  Non-gambling businesses with which the wagering division competes include cinemas, restaurants and other recreational product providers.

                  BUSINESS STRATEGIES

                  The wagering division's business strategies are to responsibly:

                  -        enhance the wagering product by:

                           - working with the Victorian Racing Industry to increase the quantity and improve the quality of racing for wagering purposes;

                           -        optimising bet pricing; and

                           -        expanding the available range of bet types;

                  -        expand the coverage of the wagering product by:

                           - increasing the availability of racing information through the expansion of radio, free-to-air and pay television coverage; and

                           - improving the availability and quality of wagering information provided to customers;

                  - improve and expand the distribution of the wagering product by:

                           -        upgrading the presentation of retail
                                    outlets;

                           -        improving internet wagering facilities;

                           -        installing further self-service betting
                                    terminals;

                           - expanding interactive voice response technology for telephone betting;

                           - optimising the ratio of PubTABs to retail agencies; and

                           -        working with PubTABs to improve
                                    profitability of outlets; and

                  - expand the sale and distribution of the Trackside product to new jurisdictions and gambling outlets, including off-track betting facilities and casinos.

         (d)      THE CASINOS DIVISION

                  INTRODUCTION

                  The casinos division is responsible for the operation of Star City Casino.

                  Star City Casino is New South Wales' only casino and its premier gambling, leisure and entertainment venue with table games, gaming machines, hotel rooms and apartments, theatres, restaurants, bars and banquet and convention facilities.

                  OPERATIONS

                  Star City Casino's operations can be divided into gambling and non-gambling. Pursuant to a casino services agreement which TABCORP negotiated with Harrah's Entertainment, Inc. (one of the world's largest casino operators) at the time TABCORP acquired Star City, Star City has had the benefit of certain knowledge and expertise of Harrah's. That agreement will expire in January 2005.

                  GAMBLING

                  - Star City Casino's gambling operations include an exclusive licence to operate 200 gaming tables in New South Wales (exclusive to 2007 with respect to certain table games conducted with chips, non-exclusive thereafter: see Section 16.13(b) for further information). The tables are located on the main gaming floor and in the private gaming room (known as the "Endeavour Room"). Table games include blackjack, roulette, craps, baccarat, sic bo, big wheel, Caribbean stud poker, pai gow and pontoon.

                  - Star City Casino has currently suspended its international rebate play business. As a result of this, ten gaming tables are currently not in operation in line with a direction from the NSW Minister for Gaming and Racing.

                  - Electronic gaming operations include an approval to operate 1,500 gaming machines, a wagering outlet and Keno terminals.

                  NON-GAMBLING

                  - Star City Casino's non-gambling operations include 352 hotel rooms as part of Star City Casino's five star hotel and 139 apartments, of which 95 are owned by Star City.

                  -        Other operations include:

                           - seven restaurants including Astral, Lotus Pond and Pyrmont's;

                           -        six bars;

                           - banquet facilities, including the Grand Harbour Ballroom which has capacity for in excess of 950 people;

                           -        the Lyric theatre (2,000 seats);

                           -        the Showroom theatre (1,000 seats);

                           - a retail arcade including five restaurants, two bars and 13 retail outlets (five currently vacant); and

                           -        a 2,500 space car park.

                  COMPETITION

                  Generally, Star City Casino competes with both gambling and non-gambling businesses. Although Star City holds the sole licence to provide casino table games in New South Wales, a number of forms of competition exist intrastate, interstate and overseas. While Star City Casino does not compete directly in the international rebate business it does compete with both Australian and international casinos for international and, to a lesser extent, interstate players. In the electronic gaming business, competition exists from pubs and clubs within the Sydney metropolitan area, which offer gaming machine entertainment. Star City Casino also competes with other providers of gambling products such as wagering and lotteries.

                  Non-gambling businesses with which Star City Casino competes include cinemas, restaurants and other recreational product providers. As an operator of a five star hotel and several highly regarded restaurants, Star City Casino also competes in the Sydney luxury hotel and fine dining markets.

                  BUSINESS STRATEGIES

                  Star City's business strategies are to:

                  -        responsibly grow revenue by:

                           -        marketing to the Sydney market and
                                    highlighting the customer service and
                                    product offering in both gambling and
                                    non-gambling areas;

                           - marketing to existing customers (including VIP and premium play customers), and increasing Star City's share of their gambling budget, through improved customer service, product offering and reward and recognition;

                           - cross-marketing to customers of other services at the Star City Casino complex;

                           - improving the table games product mix so that it matches demand;

                           - marketing to interstate and international visitors; and

                           -        building loyalty through customer knowledge;
                                    and

                  -        enhance operational performance by:

                           - continuing to focus on cost efficiency in all areas of the business;

                           - undertaking further capital investment in gaming machines and table games and also in the food and beverage and hotel operations;

                           -        refining the product mix; and

                           - replacing traditional table games with electronic table games.

         (e)      TECHNICAL SERVICES

                  Computer systems and operational and field service areas are integral to the conduct of the TABCORP Group's wagering, gaming and casino businesses.

                  TABCORP has recently completed an organisational restructure. As part of this restructure, TABCORP has reorganised its operational and field service areas into a combined technical services division. This reorganisation was undertaken as it is critical to TABCORP's success that business divisions are provided with relevant, effective and highly efficient information technology systems. The restructure will allow the gaming, wagering and casinos divisions to have a stronger focus on customer service.

                  Overall, TABCORP's technical services strategy is to maintain a very high level of technological self-sufficiency, combined with a flexible and competitive portfolio of arrangements with external equipment and service providers to access products and critical specialist skills and to manage variability of development demand.

16.5     KEY CONTRACTUAL ARRANGEMENTS

         (a)      CONTRACTUAL ARRANGEMENTS WITH THE VICTORIAN RACING INDUSTRY

                  On 25 May 1994, TABCORP and certain of its subsidiaries entered into a Joint Venture Agreement, a Racing Program Agreement and a Product Supply Agreement with companies controlled by the Victorian Racing Industry.

                  The Joint Venture Agreement established an unincorporated joint venture between TABCORP Participant, a wholly owned subsidiary of TABCORP, and VicRacing Pty Ltd, and entitles VicRacing Pty Ltd to a 25% interest in the income generated from, and the expenses incurred in, TABCORP's conduct of the activities under its Wagering Licence and Gaming Licence. This 25% interest amounted to $80.8 million (net) for the year ended 30 June 2003.

                  The Racing Program Agreement and the Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to TABCORP, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

                  Fees payable to Racing Products Victoria Pty Limited for the services under the Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing. For the year ended 30 June 2003, those fees amounted to $99.0 million.

                  Under the Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year.

                  The total amount paid to the Victorian Racing Industry, including the 25% interest referred to above, for the year ended 30 June 2003 was $250.4 million.

                  Further details in relation to the above agreements are set out in Section 16.14.

         (b)      MANAGEMENT OF STAR CITY CASINO

                  Historically, pursuant to the Star City Management Agreement, the Star City Group subcontracted the management of Star City Casino for a management fee of:

                  -        1.5% of casino revenue for each financial year;

                  - 6% of casino gross operating profit (that is, casino revenue less casino operating expenses) for each financial year;

                  - 3.5% of non-casino revenue (that is, revenue from operating the casino complex less casino revenue) for each financial year; and

                  - 10% of the non-casino gross operating profit (that is, non-casino revenue less operating expenses excluding casino operating expenses) for each financial year.

                  The Star City Management Agreement is still in operation. However, since 16 July 2003, the TABCORP Group has been entitled to 100% of the management fee under the Star City Management Agreement.

                  Between 11 January 2000 and 15 July 2003 (inclusive), the TABCORP Group owned 85% of the shares in the management company and a corresponding interest in the Star City Management Agreement. Accordingly, the TABCORP Group was entitled to 85% of the management fee summarised above. The remaining 15% of the shares in the management company and the corresponding interest in the Star City Management Agreement were held by Perpetual Trustees Consolidated Limited on trust for Leighton Property Development Pty Ltd. Accordingly, during this period, Leighton Property Development Pty Ltd was beneficially entitled to 15% of the management fee summarised above. On 30 June 2003, the TABCORP Group entered into an agreement with Leighton Property Development Pty Ltd to purchase that company's 15% interest in the management company and the Star City Management Agreement for $53 million. Completion of the sale under that agreement occurred on 15 July 2003.

         (c)      TAXATION AND LEVIES ON STAR CITY

                  On 14 December 1994, the State of New South Wales and Star City entered into the Casino Duty and Community Benefit Levy Agreement, under which the parties agreed the manner in which the casino duty and casino community benefit levy to be paid by Star City under New South Wales law would be calculated and paid during the period of 12 years commencing on 13 September 1995.

                  The parties have agreed that, during that 12 year period, the rates at which the casino duty and casino community benefit levy would be charged would be fixed. By way of exception, however, the State of New South Wales can elect to change the rate of the casino community benefit levy provided that there is also a corresponding and "offsetting" change in the rate of the casino duty. The calculations of the casino duty are also subject to adjustments to reflect changes in a consumer price index.

                  The agreement provides for the State of New South Wales to review the casino duty and casino community benefit levy arrangements applying to Star City on 13 September 2007. In conducting that review, the Treasurer of New South Wales is required to (amongst other things):

                  - provide Star City with an opportunity to make representations and submissions and give due regard to those submissions;

                  - give due regard to the financial viability of Star City and Star City earning a fair return on capital; and

                  - ensure that any casino duty is calculated by reference to and dependent on receipt of gross revenue.

16.6     DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

         (a)      DIRECTORS OF TABCORP

                  M.B. ROBINSON AO              Michael Robinson is a Partner of
                  CHAIRMAN AND NON-EXECUTIVE    the law firm Allens Arthur
                  DIRECTOR SINCE JUNE 1994      Robinson. He was the Senior
                                                Partner of Arthur Robinson &
                                                Hedderwicks from 1996 to 2001
                                                and was its Managing Partner
                                                from 1980 to 1988. Mr Robinson
                                                is Chairman of the Bionic Ear
                                                Institute, a Trustee of the
                                                Epworth Medical Foundation and a
                                                Director of the Asia Society
                                                AustralAsia Centre, the National
                                                Australia Day Council, the State
                                                Orchestra of Victoria, Clough
                                                Limited and the General Sir John
                                                Monash Foundation. He is
                                                Chairman of the TABCORP
                                                Nomination Committee and is a
                                                member of the TABCORP Audit,
                                                Remuneration and Compliance
                                                Committees.

                                                Matthew Slatter commenced as
                  M.J. SLATTER                  Managing Director and Chief
                  MANAGING DIRECTOR AND CHIEF   Executive Officer in October
                  EXECUTIVE OFFICER SINCE       2002. Mr Slatter was previously
                  OCTOBER 2002                  Chief Finance Officer and
                                                Director of AXA Asia Pacific
                                                since July 2000 and has over 20
                                                years experience in the
                                                financial services industry in
                                                Australia, New Zealand and the
                                                United Kingdom. Immediately
                                                prior to joining AXA, he was
                                                Chief Executive of the Bank of
                                                Melbourne, responsible for its
                                                integration with Westpac, and
                                                has held general management
                                                positions at Westpac, Lloyds TSB
                                                and The National Bank of New
                                                Zealand.

                  A.G. HODGSON                  Tony Hodgson was the co-founder
                  DEPUTY CHAIRMAN AND           and was formerly Senior Partner
                  NON-EXECUTIVE DIRECTOR SINCE  of the chartered accounting firm
                  JUNE 1994                     Ferrier Hodgson and is a
                                                Consultant to the firm. Mr
                                                Hodgson is Chairman of HSBC
                                                Asset Management (Australia) Ltd
                                                and Chairman of the Advisory
                                                Board to the Victorian Rugby
                                                Union. Mr Hodgson is also a
                                                Director of Coles Myer Ltd, HSBC
                                                Bank Australia Limited,
                                                Presidents Club Ltd and Collins
                                                Associates Ltd. Mr Hodgson is
                                                Chairman of the TABCORP Audit
                                                Committee and a member of the
                                                TABCORP Nomination Committee.

                  P.G. SATRE                    Phil Satre is Chairman of
                  NON-EXECUTIVE DIRECTOR SINCE  Harrah's Entertainment, Inc.,
                  JUNE 2000                     one of the world's largest
                                                gambling companies. Mr Satre is
                                                also a Director of the Gaming
                                                Entertainment Research and
                                                Education Foundations and the
                                                American Gaming Association. He
                                                is a Director of JDN Realty
                                                Company.

                  P.H. WADE                     Peter Wade was Managing Director
                  NON-EXECUTIVE DIRECTOR SINCE  of North Broken Hill Peko
                  JUNE 1994                     Limited until his retirement in
                                                1993. He is Chairman of CSL
                                                Limited. Mr Wade is Chairman of
                                                the TABCORP Remuneration
                                                Committee and the TABCORP Staff
                                                Superannuation Fund. He is also
                                                a member of the TABCORP Audit
                                                Committee.

                  R.F.E. WARBURTON              Richard Warburton was formerly
                  NON-EXECUTIVE DIRECTOR SINCE  Chairman of Star City Holdings.
                  JUNE 2000                     He is currently Chairman of
                                                Caltex Australia Limited and the
                                                Board of Taxation. Mr Warburton
                                                is also a Director of Southcorp
                                                Limited and Nufarm Limited. He
                                                is a member of the TABCORP
                                                Remuneration and Nomination
                                                Committees.

                  W.V. WILSON                   Warren Wilson held senior posts
                  NON-EXECUTIVE DIRECTOR SINCE  at the South Australian and
                  JUNE 1994                     Tasmanian Totalizator Agency
                                                Boards from 1967 until he joined
                                                the Royal Hong Kong Jockey Club
                                                in 1978. In 1980 Mr Wilson
                                                became the Executive Director
                                                responsible for all betting and
                                                lottery activity. He retired
                                                from the Club in January 1994.
                                                Mr Wilson is a Board member of
                                                the South Australian Forestry
                                                Corporation, and a Partner in
                                                the Ramada Pier Hotel at Glenelg
                                                in South Australia. He is
                                                Chairman of the TABCORP
                                                Compliance Committee.

         (b)      SENIOR MANAGEMENT OF TABCORP

                  D. BANKS                      David Banks was appointed Chief
                  BBus                          Executive Officer - Star City in
                  EXECUTIVE GENERAL MANAGER     November 1999, having previously
                  - CASINOS                     held the position of Chief
                                                Operating Officer since November
                                                1997. During TABCORP's recent
                                                organisational restructure,
                                                David was promoted to the
                                                position of Executive General
                                                Manager - Casinos. Prior to
                                                joining Star City, he was Chief
                                                Operating Officer of Austar
                                                Entertainment Pty Limited. David
                                                has held a number of senior
                                                operational and financial roles
                                                nationally and internationally
                                                with listed companies, including
                                                eight years with Wormald Group.

                  P.R. BROBERG                  Peter Broberg was appointed to
                  BSc                           the position of Executive
                  ACTING EXECUTIVE GENERAL      General Manager - Information
                  MANAGER - TECHNICAL           Technology in May 1995.
                  SERVICES                      Following the recent
                                                organisational restructure,
                                                Peter is Executive General
                                                Manager - Technical Services in
                                                an acting capacity, whilst an
                                                executive search is conducted
                                                both internally and externally
                                                to fill the position on a
                                                permanent basis. Previously he
                                                was Group General Manager -
                                                Information Technology Services
                                                with the Australian Postal
                                                Corporation prior to which he
                                                held senior information
                                                technology management roles with
                                                the Defence Signals Directorate
                                                and the Bureau of Meteorology.

                  P.H. CAILLARD                 Peter Caillard was appointed to
                  BA, LLB(HONS), LLM,           the position of General Counsel
                  MAICD, FCIS                   and Company Secretary in
                  EXECUTIVE GENERAL MANAGER     September 1998. During the
                  - CORPORATE, LEGAL AND        recent organisational
                  COMPLIANCE                    restructure Peter was promoted
                                                to the position of Executive
                                                General Manager - Corporate,
                                                Legal and Compliance which
                                                covers the corporate
                                                secretariat, corporate affairs
                                                and government affairs
                                                functions. Previously he held
                                                the position of Legal Counsel
                                                with Crown Limited, prior to
                                                which he was a solicitor with
                                                Arthur Robinson & Hedderwicks.
                                                He is a former Director of the
                                                Law Institute of Victoria,
                                                Victorian President of the
                                                Australian Corporate Lawyers
                                                Association and Fellow of the
                                                Williamson Leadership Program.

                  D.E. ELMSLIE                  David Elmslie was appointed
                  BComm, LLB, ACA               Chief Financial Officer in
                  CHIEF FINANCIAL OFFICER       February 2003 having previously
                                                held the position of Executive
                                                General Manager - Gaming since
                                                May 2000. He joined TABCORP in
                                                May 1995 and held the position
                                                of Executive General Manager -
                                                Development in which he played a
                                                key role in the acquisition and
                                                post-merger integration of Star
                                                City Casino in 1999. Prior to
                                                joining TABCORP, he held a
                                                number of finance positions in
                                                industry, including at Elders
                                                Resources NZFP Ltd and Coopers
                                                and Lybrand.

                  P.V. GULBENKIAN               Seconded to the position of
                  BEC                           Executive General Manager -
                  EXECUTIVE GENERAL MANAGER     Gaming in February 2003, Paul
                  - INTEGRATION                 Gulbenkian was appointed
                                                Executive General Manger -
                                                Integration in June 2003.
                                                Previously he was General
                                                Manager - Finance and
                                                Administration - Gaming and held
                                                a number of management positions
                                                within TABCORP since March 1996.
                                                Prior to joining TABCORP he held
                                                various finance positions in
                                                industry including at Elders
                                                Resources NZFP Ltd.

                  M. JESUDASON                  Mohan Jesudason began his
                  EXECUTIVE GENERAL MANAGER     appointment as Executive General
                  - GAMING                      Manager - Gaming in August 2003.
                                                Previously he held the positions
                                                of Group Director Mobile with
                                                AAPT Mobile Limited, General
                                                Manager Mobile with Telecom New
                                                Zealand Limited and various
                                                senior management roles in the
                                                banking and insurance industry.


                  M.J. PIGGOTT                  Michael Piggott was appointed to
                  MBA, BTECH, DIPELECENG        the position of Executive
                  EXECUTIVE GENERAL MANAGER     General Manager - Wagering in
                  - WAGERING                    March 1995. Previously he was
                                                President and Chief Executive
                                                Officer of AmTote International
                                                based in Maryland, USA. Prior to
                                                this he was Group General
                                                Manager, AWA Gaming and Wagering
                                                in Sydney.


                  R.E. PRESTON                  Robert Preston was appointed to
                  DIPBUS, FAICD                 the position of Executive
                  EXECUTIVE GENERAL MANAGER     General Manager - Human
                  - HUMAN RESOURCES             Resources in November 1992.
                                                Previously he was National
                                                Employee Relations Manager at
                                                Qantas Airways Limited, and
                                                prior to this held a variety of
                                                industrial relations and human
                                                resources management roles at
                                                Australian Airlines Limited.

                  J.C. READ                     Charles Read was appointed to
                  BCOMM, BA, GRADDIP  APPLIED   the position of Executive
                  FINANCE AND INVESTMENT        General Manager - Development in
                  EXECUTIVE GENERAL MANAGER     September 2000. Previously he
                  - STRATEGY AND DEVELOPMENT    was a Director - Corporate
                                                Finance with Warburg Dillon Read
                                                based in Melbourne and London,
                                                UK, prior to which he was with
                                                Arthur Andersen in Melbourne and
                                                Hong Kong. He has broad
                                                experience covering
                                                acquisitions, divestments,
                                                capital raisings, project
                                                financing and strategic
                                                planning.

         (c)      CORPORATE GOVERNANCE ISSUES

                  The TABCORP Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within TABCORP.

                  TABCORP's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the company and best practice.

                  COMPOSITION OF THE TABCORP BOARD

                  The TABCORP Board presently comprises six independent non-executive directors, including the Chairman, and one executive Director, being the Managing Director and Chief Executive Officer. Each of the TABCORP Board's committees is composed exclusively of independent non-executive directors. Details of the current directors and their qualifications and experience are contained in Section 16.6(a).

                  If the Ordinary Share Scheme becomes effective, Lawrence Willett and John Story (currently non-executive Directors of Jupiters) will be invited to join the TABCORP Board, subject to all necessary Regulatory Approvals being obtained.

                  TABCORP's constitution requires that at least one third of the directors of TABCORP, other than a director who is a Managing Director and Chief Executive Officer, retire by rotation and provides that they may stand for re-election at each annual general meeting of the company. The TABCORP Board has the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the TABCORP Board, subject to receiving all necessary Regulatory Approvals, but that person must stand for election at the next annual general meeting.

                  RESPONSIBILITIES AND FUNCTIONS OF THE TABCORP BOARD

                  TABCORP's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and directors, and contains the terms of reference and processes governing the TABCORP Board and each of its committees.

                  The TABCORP Board has overall responsibility for the corporate governance of the company. Its role also includes:

                  - reviewing and approving the strategic direction, budgets and business plans prepared by management;

                  - assuring itself of the effectiveness of arrangements for the governance of the company including:

                           -        the quality of the executive team;

                           - the appropriateness of organisational arrangements and structure;

                           -        the adequacy of internal controls and
                                    processes;

                  - overseeing performance against targets and objectives; and

                  - overseeing reporting to shareholders on the direction, governance and performance of the company.

                  BOARD INDEPENDENCE

                  The TABCORP Board regularly assesses the independence of each director. For this purpose an independent director is a non-executive director whom the TABCORP Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

                  In addition to being required to conduct themselves in accordance with the ethical policies of TABCORP, directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act, and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and TABCORP's policies.

                  Some of the directors are involved with other companies or professional firms, which may from time to time have dealings with TABCORP. Details of certain offices held by directors with other organisations are set out in Section 16.6(a). Details of related party dealings are set out in notes to TABCORP's accounts as required by law.

                  All the current non-executive directors of TABCORP have been assessed as independent directors. In reaching that determination, the TABCORP Board has taken into account (in addition to the matters set out above):

                  - The specific disclosures made by each director as referred to above.

                  - Where applicable, the related party dealings referable to each director, noting that those dealings are not material under accounting standards.

                  - That no director is, or is associated directly with, a substantial shareholder of TABCORP.

                  - That no non-executive director has ever been employed by TABCORP or any of its subsidiaries.

                  - That no director is, or is associated with, a supplier, professional adviser, consultant to or customer of TABCORP which is material under accounting standards.

                  - That no non-executive director personally carries on any role for TABCORP other than as a director of the company.

                  TABCORP does not consider that term of service on the TABCORP Board should be considered as a factor affecting a director's ability to act in the best interests of the company. The TABCORP Board has established a policy that directors must retire before reaching 70 years of age.

                  The TABCORP Board also has procedures in place to ensure it operates independently of management. Prior to every TABCORP Board meeting, the non-executive directors meet together in the absence of executive directors and other executives of TABCORP.

                  BOARD AND COMMITTEE MEETINGS

                  The TABCORP Board and its committees meet regularly to discuss formally matters relevant to the company. Any director with a material personal interest in a matter being considered by the TABCORP Board must not be present when the matter is being considered and may not vote on the matter.

                  COMMITTEES OF THE TABCORP BOARD

                  To assist the TABCORP Board in achieving the highest standards of corporate governance, the directors of TABCORP closely involve themselves with the critical areas of the TABCORP Group's activities through Board Committees with specific responsibilities for audit, nominations/succession planning, remuneration and compliance. There are no executive directors on any of these committees.

                  Audit Committee

                  The Audit Committee has been established to provide additional assurance regarding the quality and reliability of financial information used by the TABCORP Board and financial statements issued by TABCORP to its shareholders. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions.

                  The Audit Committee reviews the activities of both the independent internal and external auditors and reviews their performance on an annual basis. Both auditors have direct access to the Audit Committee Chairman.

                  The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the TABCORP Board. The Audit Committee approves the annual internal audit program and reviews each of the reports made pursuant to that program.

                  The Audit Committee is committed to maintaining auditor independence and supports the rotation of the lead audit partner at least every five years and engaging the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. The external auditor attends TABCORP's annual general meeting and is available to answer shareholder questions regarding aspects of the audit and their report.

                  The Audit Committee reviews the risk management policies and processes of the company. Working closely with the Compliance Committee, it also reviews the risk exposures and controls with respect to existing Information Technology systems and those under development.

                         MEMBERS OF THE AUDIT COMMITTEE

                         Chairman:       Mr A.G. Hodgson

                         Members:        Mr M.B. Robinson, Mr P.H. Wade

                  Compliance Committee

                  The Compliance Committee is responsible for monitoring business processes and operations, and taking reasonable steps designed to ensure that TABCORP complies with its licences and other regulatory requirements. The Committee places particular emphasis on a proper compliance program, systems and culture being in place for the purpose of providing confidence in the reliability and integrity of the TABCORP Group's operations.

                  TABCORP has put in place procedures designed to ensure communication and close cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Victorian Casino and Gaming Authority, New South Wales Casino Control Authority, the Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

                  TABCORP's compliance managers and management compliance committees monitor matters of compliance and report regularly to the Compliance Committee.

                       MEMBERS OF THE COMPLIANCE COMMITTEE

                       Chairman: Mr W.V. Wilson

                       Member:   Mr M.B. Robinson

                  Remuneration Committee

                  The Remuneration Committee has responsibility to consider matters relating to the remuneration of senior executives as well as the remuneration policies and structure for TABCORP generally.

                  The Remuneration Committee has responsibility to review and make recommendations to the TABCORP Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, directors and senior executives. This committee has responsibility for approving the company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements and retirement and termination entitlements.

                  The TABCORP Board has decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the TABCORP Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the Board.

                      MEMBERS OF THE REMUNERATION COMMITTEE

                      Chairman:       Mr P.H. Wade

                      Members:        Mr M.B. Robinson, Mr R.F.E. Warburton

                  Nomination Committee

                  The composition of the TABCORP Board and its committees is the subject of ongoing review by the directors and the Nomination Committee has the responsibility to make recommendations to the TABCORP Board on succession planning for the TABCORP Board. From time to time as TABCORP grows and its field of activities changes, it may be appropriate to make other changes to the composition of the TABCORP Board so that it includes the necessary and desirable competencies among its members and an appropriate mix of non-executive and executive directors.

                  All appointments to the TABCORP Board are subject to receiving all necessary Regulatory Approvals. Upon appointment each new director receives a letter of appointment stating their obligations and the key terms and conditions of their appointment. They undertake an induction program and are provided with a copy of the TABCORP Board Manual and other materials to assist in fulfilling their obligations.

                       MEMBERS OF THE NOMINATION COMMITTEE

                       Chairman:       Mr M.B. Robinson

                       Members:        Mr A.G. Hodgson, Mr R.F.E. Warburton

                  INTERNAL CONTROL FRAMEWORK

                  The TABCORP Board is responsible for the establishment and maintenance of the internal control structure of the company.

                  Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the directors. Actual monthly and year to date results for TABCORP are reported to the TABCORP Board at every meeting to enable it to monitor performance against the annual budget.

                  Forecasts for the company and each of the operating divisions are regularly updated and reported to the TABCORP Board during the year.

                  TABCORP has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the TABCORP Board and the Managing Director and Chief Executive Officer.

                  TABCORP maintains a field audit program of its retail wagering outlets.

                  Processes for the investment of surplus cash and management of debt have been approved by the TABCORP Board and are the subject of ongoing reporting to the TABCORP Board.

                  INTERNAL AUDIT

                  TABCORP's internal audit function is conducted under contract by KPMG. The internal auditors submit regular reports to the Audit Committee and, where appropriate, to the TABCORP Board.

                  MANAGEMENT OF RISK

                  TABCORP's current operations are conducted within Victoria pursuant to the Wagering Licence and Gaming Licence. It is also the holder of a monitoring operator's licence issued under the Queensland Gaming Machine Act 1991 and a licence to permit online gaming under the Tasmanian Gaming Control Act 1993. In addition, TABCORP owns the Star City Group which is the operator of Sydney's Star City Casino and holder of the NSW Casino Licence.

                  TABCORP has in place policies and procedures designed to manage the risk associated with its operations. These policies and procedures will be further developed as the company's existing operations develop and its range of activities expands.

                  The implementation of these policies and procedures is monitored by the Audit and Compliance Committees of the TABCORP Board.

                  TABCORP has in place a detailed policy for the management of liability risk in respect of its expanding fixed odds sportsbetting operation.

                  ETHICAL STANDARDS

                  TABCORP's policies as to the conduct and integrity of its personnel, including the maintenance of ethical standards, are set out in the Human Resources Policy Manual.

                  TABCORP's key personnel and all its directors have undergone extensive probity investigation and clearance by the NSW Casino Control Authority, VCGA, the Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

                  TABCORP has established a Responsible Gambling Code containing comprehensive policies and guidelines for its directors, staff, agents and venue operators with respect to the company's gambling products. KPMG has conducted an independent audit of the code to assess the whole organisation's compliance with the code. KPMG's preliminary findings indicate that, overall, there is an awareness of and commitment to the code at TABCORP and a relatively high level of compliance with it. TABCORP is awaiting the final audit report and KPMG's recommendations.

                  INDEPENDENT PROFESSIONAL ADVICE

                  An individual director who has concern with respect to a particular matter before the TABCORP Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at TABCORP's expense. Such advice is to be made available to all other directors.

                  SHARE TRADING POLICY

                  TABCORP has a policy that regulates the sale or purchase of shares in the company by directors, executive officers and all employees.

                  Directors and employees with access to information about TABCORP's financial performance may only deal in TABCORP's securities during the period of one month following the company's annual general meeting or the release of the company's annual and half yearly results. Even during this trading window, directors and employees dealing in TABCORP's securities must ensure that they are not in possession of price sensitive information that is not generally available to the public.

                  Each TABCORP director is required to obtain the approval of the Chairman prior to the sale or purchase by that director of shares in the company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

                  CONTINUOUS DISCLOSURE

                  The TABCORP Board has a disclosure policy and procedures are in place designed to ensure that information is reported to ASX in accordance with the continuous disclosure requirements of the ASX Listing Rules. The TABCORP Board reviews the company's compliance with its continuous disclosure obligations at each of its meetings. TABCORP's Executive General Manager - Corporate, Legal & Compliance, in his capacity as Company Secretary, is responsible for coordinating disclosure of information to ASX, ASIC and shareholders.

                  SUCCESSION PLANNING

                  TABCORP has been developing a succession plan for members of the TABCORP Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

                  GROUP STRATEGIC PLANNING

                  TABCORP has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the TABCORP Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the TABCORP Board's opinion will enhance shareholder value in the medium term.

                  SUSTAINABILITY

                  TABCORP is committed to the long-term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

                  Although TABCORP's operations are considered to have minor impact on the environment, TABCORP is committed to protecting the environment and minimising the impact wherever appropriate.

                  OTHER DIRECTORSHIPS

                  TABCORP directors are required continually to evaluate the number of boards on which they serve to ensure that each can be given the time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a director of any corporation. The Chairman must seek approval from the Deputy Chairman.

                  COMMITMENT TO SHAREHOLDERS

                  It is the TABCORP Board's intention that shareholders are informed of major developments affecting the company. This information is communicated to shareholders through the half-yearly and annual reports, ASX, the TABCORP website at www.tabcorp.com.au and other means where appropriate.

                  TABCORP employs a dedicated shareholder relations manager to assist in responding promptly to all shareholder inquiries.

                  TABCORP encourages the full participation of shareholders at its annual general meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the notice of meeting for the annual general meeting in respect of items to be voted on at the meeting.

16.7     TABCORP'S FINANCIAL INFORMATION

         (a)      OVERVIEW

                  Set out below is selected information derived from:

                  - TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003;

                  - TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;

                  - adjustments for non-recurring items for TABCORP's audited consolidated statements of financial performance and TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003; and

                  - TABCORP's audited consolidated statement of financial position as at 30 June 2003.

                  That information (the "FINANCIAL INFORMATION") should be read together with the assumptions underlying its preparation and the other information contained in this Scheme Booklet.

         (b)      TABCORP STATEMENTS OF FINANCIAL PERFORMANCE

                  The table below sets out selected information which has been derived from TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003. The table is a summary only.

                  FIGURE 16.7.1: SUMMARY STATEMENTS OF FINANCIAL PERFORMANCE

($m)                                       1999A       2000A       2001A       2002A       2003A
------------------------------------------------------------------------------------------------
NET REVENUE                                1,066       1,596       1,813       1,933       1,901
EBITDA                                       255         414         479         541         541
EBITA                                        220         332         383         451         454
EBIT                                         220         319         365         433         436
Net interest expense                           4         (46)        (67)        (52)        (49)
                                           -----------------------------------------------------
PBT (EXCLUDING NON-RECURRING ITEMS)          224         274         299         381         387
Tax expense                                  (81)       (104)       (111)       (121)       (124)
                                           -----------------------------------------------------
NPAT (EXCLUDING NON-RECURRING ITEMS
AND PRE GOODWILL AMORTISATION)               143         183         206         278         281
NPAT (excluding non-recurring items
and post goodwill amortisation)              143         170         188         259         263
Non-recurring items after tax                              4(1)                    2(2)      (10)(3)
                                           -----------------------------------------------------
NPAT (POST GOODWILL AMORTISATION)            143         174         188         261         253
------------------------------------------------------------------------------------------------

Notes:

(1) For the year ended 30 June 2000, the non-recurring item was profit on sale of land and buildings of $4.4 million after tax.

(2) For the year ended 30 June 2002, non-recurring items included the SA TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

(3) For the year ended 30 June 2003, non-recurring items included restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

         (c)      MANAGEMENT DISCUSSION OF FINANCIAL PERFORMANCE

                  OVERVIEW

                  TABCORP has consistently recorded strong financial performance, resulting in increased returns to shareholders, as illustrated in the graphs below.

FIGURE 16.7.2: NET PROFIT AFTER TAX (POST GOODWILL AMORTISATION)*

[BAR CHART]

        $ millions
1999    143.3
2000    170.3
2001    187.7
2002    259.3
2003    263.1

* Excludes non-recurring items

FIGURE 16.7.3: EARNINGS PER SHARE*

[BAR CHART]

         cps
1999    47.1
2000    48.8    52.5
2001    50.4    55.3
2002    69.5    74.3
2003    71.5    76.4

- EPS (post goodwill amortisation)

- Goodwill amortisation

* Excludes non-recurring items

FIGURE 16.7.4: DIVIDENDS PER SHARE

[BAR CHART]

        cps
1999    43.0
2000    47.0
2001    51.0
2002    63.0
2003    67.0

FIGURE 16.7.5: RETURN ON SHAREHOLDERS' FUNDS*

[BAR CHART]

1999    18.8%
2000    16.4%
2001    15.4%
2002    20.2%
2003    20.9%

* Excludes non-recurring items and pre-amortisation of goodwill

                  TABCORP has grown profit significantly since listing on ASX in 1994 with net profit after tax growing from $63.4 million for the 10.5 months ended 30 June 1995 to $263.1 million for the year ended 30 June 2003 (excluding non-recurring items). Over the same period, TABCORP has maintained a high dividend payout ratio, returning a total of $3.90 in dividends (fully franked) per share, in addition to a return of capital in January 1999 of 33 cents per share.

                  During the financial year ended 30 June 1999, net profit after tax increased by 18.2% to $143.3 million, while revenues increased 13.7% to $1,066.2 million. This result was driven by a strategic focus on providing customers with modern, attractive venues and facilities and high levels of customer service. The gaming division increased revenue by 17.2% to $713.2 million and EBIT on a full allocation basis by 20.6% to $176.4 million. The wagering division increased revenue by 7.2% to $353.0 million and EBIT on a full allocation basis by 16.7% to $43.7 million.

                  During the financial year ended 30 June 2000, TABCORP maintained its record of continuous strong profit growth, whilst at the same time undergoing a significant change in its profile with the acquisition of the Star City Group. Continuing revenue increases from both the wagering and gaming businesses combined with the acquisition of the Star City Group enabled the company to achieve a 49.7% increase in revenue to $1,595.8 million. This growth in revenue, combined with a continuing focus on the containment of operating expenses, resulted in an increase in EBIT of 45.3% to $319.9 million (excluding abnormal items) and an increase in net profit after tax of 18.8% to $170.3 million (excluding non-recurring items of $4.4 million (after tax) relating to the sale of a property).

                  The year ended 30 June 2001 resulted in TABCORP growing its profit despite a number of regulatory changes and the impact of the introduction of the GST on consumer confidence and household disposable income. Net profit after tax increased by 7.4% on the prior year to $187.7 million. TABCORP's net profit after tax in this year was negatively affected by a below theoretical win rate in the international rebate business conducted by Star City at that time (which business has now been suspended). The net profit after tax from operations other than the international rebate business grew by 16.3%.

                  During the financial year ended 30 June 2002, TABCORP was able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City Casino, which resulted in a record net profit after tax of

                  $259.3 million (excluding non-recurring items), a 38.1% increase on the prior comparable 12 months. Including the non-recurring items, net profit after tax was $261.0 million, a 39.0% increase on the prior comparable 12 months. This result was driven by effective cost management across the entire business, particularly in the wagering business. The non-recurring items of approximately $1.7 million profit (after tax) related to termination fees paid by the South Australian State Government with respect to SA TAB's termination of contractual arrangements involving TABCORP and redundancy costs arising from the restructure of the Star City Casino operations.

                  TABCORP recorded a 1.5% increase in profit after tax (excluding non-recurring items) to $263.1 million for the year ended 30 June 2003. Including the non-recurring items ($10.5 million after tax), net profit after tax was $252.6 million, a decrease of 3.2%.

                  During the year, the company's net operating revenue declined by 1.7% to $1,900.7 million with increases in wagering and Star City Casino revenue more than offset by a decline in gaming revenue following the introduction of bans on smoking in Victorian gaming venues from 1 September 2002.

                  GAMING DIVISION

                  The historical revenue and profit performance of the gaming division is summarised in the graphs below:

                  FIGURE 16.7.6: NET OPERATING REVENUE - GAMING

[BAR CHART]

      $ millions
1999      713
2000      795
2001      846
2002      918
2003      848

                  FIGURE 16.7.7: EBIT - GAMING*

[BAR CHART]

        $ millions
1999        176
2000        202
2001        218
2002        231
2003        208

* On a full allocation cost basis and excluding non-recurring items

                  In the year ended 30 June 1999, the gaming division recorded an increase in EBIT on a full allocation cost basis of 20.6% to $176.4 million. This was driven by an increase in net operating revenue of 17.2% to $713.2 million. Assisting the improved performance in this year were product and venue enhancements as well as the results of TABCORP working closely with its venue operators to drive improvements in venue presentation and customer service.

                  In the year ended 30 June 2000, the gaming division recorded an increase in EBIT on a full allocation cost basis of 14.5% to $202.0 million whilst net operating revenue grew 11.4%, reflecting TABCORP's ability to grow revenue at a rate greater than costs. The gaming division continued to successfully grow the Victorian market by working with its network of venue operators to provide high quality venues with a broad range of entertainment facilities, the latest gaming products and high levels of customer service.

                  In the year ended 30 June 2001, the gaming division recorded a 6.5% increase in net operating revenue and grew revenue at greater than costs. This resulted in an increase in EBIT on a full allocation cost basis of 8.1% to $218.4 million.

                  The growth in revenue was impacted by regulatory changes introduced by the Victorian State Government, which temporarily slowed down the opening of a number of venues and resulted in the warehousing of a number of gaming machines.

                  In the year ended 30 June 2002, the gaming division increased net operating revenue by 8.4% to $917.6 million. Consistent revenue growth, together with containment of operating expenses, enabled the division to report a 5.7% increase in EBIT on a full allocation cost basis to $230.8 million despite an additional $12.2 million charge being levied by the Victorian State Government on gaming machines. The revenue growth in the 2002 financial year can be attributed to improved amenity and customer service standards in the venues in TABCORP's gaming network and the introduction of new games with over 25% of the gaming machine network being upgraded.

                  The gaming division revenue for the year to 30 June 2003 was $848.1 million, 7.6% below the previous year. EBIT on a full allocation cost basis (excluding non-recurring items) was $207.8 million, a decrease of 10.0% on the previous year.

                  The introduction of smoking bans in Victorian gaming venues from 1 September 2002 resulted in many customers who smoke either not staying as long in venues as they would have before the bans or reducing their number of visits to venues. This adversely impacted revenue and profitability with revenue declining by 13.0% in the second half of the year relative to the prior corresponding period.

                  In response to the division's feedback from customers who smoke, the gaming division (in conjunction with its Tabaret venue partners) acted to improve the amenity for those customers. While revenue levels were still down on the comparable period last year, the improvement to the overall amenity for all customers has reduced the impact of the smoking bans in the majority of cases.

                  Major refurbishments were undertaken in 19 venues with a further 23 undergoing minor refurbishments. Two new venues opened during the 2003 financial year.

                  The gaming division was able to hold its operating expenses to 2002 levels, excluding non-recurring items relating to provisions against the Queensland gaming assets, provisions for surplus lease space and restructuring costs, which amounted to $4.9 million before tax.

                  WAGERING DIVISION

                  The historical revenue and profit performance of the wagering division is summarised in the graphs below.

                  FIGURE 16.7.8: NET OPERATING REVENUE - WAGERING

[BAR CHART]

       $ millions
1999        353
2000        363
2001        380
2002        404
2003        421

                  FIGURE 16.7.9: EBIT - WAGERING*

[BAR CHART]

        $ millions
1999        44
2000        48
2001        53
2002        58
2003        64

* On a full allocation cost basis and excluding non-recurring items

                  In the year ended 30 June 1999, the wagering division recorded an increase in EBIT on a full allocation cost basis of 16.7% to $43.7 million. This profit result was achieved through a focus on cost control and through strong net operating revenue growth of 7.2%. A major factor in this growth was the introduction of twilight, night and Sunday racing. Also, the introduction of racing to Pay TV in this year brought racing to a wider "at home" audience and contributed to the growth in telephone betting in 1999.

                  In the year ended 30 June 2000, the wagering division recorded an increase in EBIT on a full allocation cost basis of 8.8% to $47.6 million and an increase in net operating revenue of 2.9% to $363.1 million. Growth was achieved in most products and distribution channels, reflecting the continued success of customer-focused strategies implemented over the previous years. Net operating revenue growth in this year was also achieved through continued new product offerings and through increased twilight, night and Sunday racing.

                  In the year ended 30 June 2001, the wagering division increased net operating revenue by 4.7% to $380.3 million which, when combined with continued cost controls, resulted in an increase in EBIT on a full allocation cost basis of 10.3% to $52.5 million. Total revenue growth was driven by strong wagering on thoroughbreds during the Spring Racing Carnival and continued growth in net operating revenue from greyhound racing.

                  In the year ended 30 June 2002, the wagering division increased net operating revenue by 6.1% to $403.6 million. EBIT on a full allocation cost basis (excluding a non-recurring item) grew by 11.1% to $58.3 million. Including the non-recurring item, EBIT on a full allocation cost basis grew by 21.9% to $63.9 million. The non-recurring item related to a payment of $5.6 million from South Australia TAB for exiting pooling arrangements, following the acquisition of South Australia TAB by Queensland based UNiTAB Limited. Thoroughbred wagering was again well supported, with an excellent Spring Racing Carnival and harness and greyhound racing also performing well. Sportsbetting revenue was buoyed by betting on the soccer World Cup and other popular sporting codes such as AFL, tennis and golf.

                  In the year ended 30 June 2003, the wagering division increased net operating revenue by 4.4% to $421.3 million. EBIT on a full allocation cost basis excluding non-recurring items of $1.4 million relating to restructure costs grew by 9.3% to $63.7 million.

                  Each of the three racing codes achieved revenue growth during the year with revenue from thoroughbred racing up 3.4%, revenue from harness racing up 4.7% and revenue from greyhound racing up 7.4%. A strong Spring Carnival and growth from provincial and interstate racing supported the continued growth. Having consistently decreased since TABCORP listed on ASX, on-course turnover grew during the year ended 30 June 2003.

                  Sportsbetting revenue was down on the previous year - the previous year having featured the soccer World Cup. However the underlying performance, excluding the impact of the soccer World Cup, was a continuation of strong growth in revenue.

                  The number of TAB venues in Victoria at which the Trackside product was offered increased from 160 to 205, while in Denmark the number of sites offering the product increased to
                  36. Plans are underway to expand Trackside into Norway and the United States of America.

                  Improving service levels to customers continued to be a key focus of the wagering division during the year ended 30 June 2003. Seven agencies were refurbished during that year. Furthermore, an additional 350 self-service "Easy Bet" terminals are being installed across the PubTAB network and racetracks providing further options for customers to get efficient access to wagering products.

                  Self-service continued to grow, particularly the usage by TABCORP's account sales customers, during the year ended 30 June 2003. From 30% of all account sales transactions for the year ended 30 June 2002, touch tone telephone, natural language speech recognition and the internet comprised 46% of all account sales transactions during that year. The expansion of these options assisted the wagering division to reduce expenses on the prior year.

                  STAR CITY CASINO

                  The historical revenue and profit performance of the operations of Star City Casino is summarised in the graphs below.

                  FIGURE 16.7.10: NET OPERATING REVENUE - CASINO*

[BAR CHART]

       $ millions
2000      438
2001      586
2002      612
2003      631

* 2000 results are for 8.5 months

FIGURE 16.7.11: EBITA - CASINO*  **

[BAR CHART]

       $ millions
2000       83
2001      112
2002      162
2003      182

* 2000 results are for 8.5 months

** On a full allocation cost basis and excluding non-recurring items

                  TABCORP acquired a controlling interest in the Star City Group in October 1999 and completed the acquisition of the Star City Group shortly after that. For the 8.5 months until 30 June 2000, Star City recorded net operating revenue of $438.4 million and EBITA on a full allocation cost basis of $83.0 million. For comparative purposes, in the 12 months to 30 June 2000, Star City generated net operating revenue of $610.2 million, an increase of 11.0% on the previous corresponding period. Revenue growth in excess of 7% was achieved on the main gaming floor and overall gaming revenue growth increased by 11.7%, the major contributor being substantial growth in rebate play. Over the same period, non-gaming revenue grew by 7.2%.

                  In the year ended 30 June 2001, results were mixed with strong growth on the main gaming floor, and in electronic gaming machines and accommodation. However, the private gaming room and the international rebate business did not perform well. The net effect was a 3.9% decline in net operating revenue to $586.3 million compared to the prior corresponding period. EBITA on a full allocation cost basis declined by 1.6% to $112.3 million compared to the prior corresponding period. As a result of the poor performance of the international rebate business and after a comprehensive review, TABCORP elected to suspend Star City Casino's international rebate program.

                  Star City Casino achieved a 4.4% increase in net operating revenue to $611.9 million for the year ended 30 June 2002. The increase in revenue, efficiency improvements (which resulted in a 6.7% decrease in operating expenses) and the suspension of the international rebate program resulted in an increase in EBITA on a full allocation cost basis (pre non-recurring items of $3.2 million relating to restructure costs) of 44.0% to $161.7 million. Total gaming net operating revenue increased by 5.4%. Table game net operating revenue increased by 5.2%, driven by increased patronage from local, interstate and international visitors in the private gaming room, which more than offset the net revenue foregone from the cessation of the international rebate program. Electronic gaming machine revenue increased by 5.8%. Occupancy levels in the hotel and apartments increased from 77% to 79%, but were offset by a decline in the average room rate.

                  In the year ended 30 June 2003, Star City Casino increased net operating revenue by 3.2% to $631.3 million. EBITA on a full allocation cost basis (excluding non-recurring items) grew by 12.4% to $181.7 million.

                  Relative to the first half, the result reflected an improved second half to the year despite the impact of the SARS virus and the war in Iraq. Revenue from table games on the main gaming floor increased with changes in product mix such as the introduction of low limit double zero roulette in January 2003 and rapid roulette in April 2003.

                  Electronic gaming machine revenue achieved revenue growth of 4.0% during the year. Refinements to the overall electronic gaming machine offer were ongoing with new games continually being introduced and a VIP gaming machine lounge being opened in June. This followed the relocation of 28 machines earlier in the financial year from the main gaming floor to the private gaming room.

                  Table game revenue from the private gaming floor was below the previous year but showed a marked turnaround in the fourth quarter as it recovered from the negative impacts associated with the SARS virus and war in Iraq.

                  Non-gaming revenue grew strongly during the year ended 30 June 2003, with all businesses showing improvement on the previous year. The hotel and apartments' occupancy increased to 79.9% and the average room rate increased by 7.0%.

                  Star City Casino maintained its focus on expenditure control during the year ended 30 June 2003, enabling the division to post double digit growth in EBITA (excluding non-recurring items relating to a provision of $7.0 million with respect to a lease liability and $1.2 million relating to restructuring costs).

         (d)      TABCORP STATEMENTS OF CASHFLOWS

                  The table below sets out selected information which has been derived from TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003. The table is a summary only.

                  FIGURE 16.7.12: SUMMARY STATEMENTS OF CASHFLOWS

                  ($m)                               1999A     2000A      2001A       2002A     2003A
-----------------------------------------------------------------------------------------------------
 EBITDA (post non-recurring items)                    255        421        478        544        526
 Income tax paid                                      (73)       (92)      (136)       (99)      (122)
 Other cashflow from operations                        23        (42)       (52)       (30)       (26)
                                                    -------------------------------------------------
 TOTAL CASHFLOW FROM OPERATIONS                       205        287        290        415        378

 Capital expenditure                                  (86)       (76)       (47)       (47)       (44)
 Payment for controlled entities (net of cash
 acquired)                                              -       (473)         -          -          -
 Other cashflow from investing activities               8         17         10         12         14
                                                    -------------------------------------------------
 TOTAL CASHFLOW FROM INVESTING ACTIVITIES             (78)      (532)       (37)       (35)       (30)

 Net proceeds from borrowings                          38        320        (29)      (162)       (11)
 Proceeds from issue of securities                   (100)        92          -         (1)      (105)
 Dividends paid                                      (122)      (171)      (182)      (213)      (240)
 Other cashflow from financing activities               -          1          -          -          -
                                                    -------------------------------------------------
TOTAL CASHFLOW FROM FINANCING ACTIVITIES             (184)       242       (211)      (376)      (356)
                                                    -------------------------------------------------
TOTAL CASHFLOW                                        (57)        (3)        41          3         (8)
-----------------------------------------------------------------------------------------------------

                  Section 16.7(c) describes the non-recurring items referred to in figure 16.7.12.

         (e)      TABCORP STATEMENT OF FINANCIAL POSITION

                  The table below sets out selected information which has been derived from TABCORP's audited consolidated statement of financial position as at 30 June 2003. The table is a summary only.

                  FIGURE 16.7.13: STATEMENT OF FINANCIAL POSITION

                 ($m)                                     30 JUNE 2003
----------------------------------------------------------------------
Cash and deposits                                             118.8
Other current assets                                           39.6
                                                            -------
TOTAL CURRENT ASSETS                                          158.4

Land and buildings, plant and equipment                       759.2
Licences and casino management contract                     1,081.8
Goodwill                                                      292.9
Other assets                                                  107.2
                                                            -------
TOTAL ASSETS                                                2,399.5

Current borrowings                                            450.9
Other current liabilities                                     238.2
Non current borrowings                                        315.0
Other non current liabilities                                  75.5
                                                            -------
TOTAL LIABILITIES                                           1,079.6

SHAREHOLDERS' FUNDS                                         1,319.9
-------------------------------------------------------------------

         (f)      CONTINGENT LIABILITIES AND CONTINGENT ASSETS

                  Set out below are details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote. Also set out below are details of contingent liabilities and contingent assets which, although considered remote, TABCORP considers should be disclosed.

                  The directors of TABCORP are of the opinion that provisions are not required in respect of these matters, because it is not probable that a future sacrifice of economic benefits will be required or because the relevant amount is not capable of reliable measurement.

                  CONTINGENT LIABILITIES

                  Deeds of cross guarantee

                  TABCORP (the parent entity of the TABCORP Group) has entered into a deed of cross guarantee in accordance with a class order issued by ASIC. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in accordance with the terms of the deed in the event any of these companies are wound-up.

                  TABCORP Investments Pty Ltd, the immediate parent company of Star City Holdings, has also entered into a deed of cross guarantee in accordance with a class order issued by ASIC. TABCORP Investments Pty Ltd, and all of its controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in accordance with the terms of the deed in the event any of the companies are wound up.

                  Charges

                  Certain of TABCORP's controlled entities have provided the NSW Casino Control Authority with a fixed and floating charge over all of the assets and undertakings of each relevant company to secure payment of all monies and the performance of all obligations which they have to the NSW Casino Control Authority.

                  TABCORP Participant has entered into a deed of cross charge with its joint venture partner under the Joint Venture Agreement to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

                  Guarantee and indemnity

                  TABCORP's controlled entities have entered into a guarantee and indemnity agreement in favour of the NSW Casino Control Authority whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

                  Banking facilities

                  A controlled entity of TABCORP has provided a bank guarantee to Workcover NSW for the amount of $11.8 million which is required under the entity's self-insurance licence.

                  Tax audit

                  A controlled entity of TABCORP has been audited by the Australian Taxation Office. The Australian Taxation Office has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million.

                  Under current Australian Accounting Standards, the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a statement of financial position impact only.

                  On the basis of external advice and its assessment of the issue, TABCORP believes that the positions taken in the income tax returns which have been lodged are correct.

                  Undertakings - insurance deductible

                  Under an agreement with the State of New South Wales, Star City is required to take out insurance in the name of the NSW Casino Control Authority in respect of anticipated weekly casino duty and casino community benefit levy liabilities arising out of partial or total loss or destruction of the Star City Casino premises. The agreement allows for a $1 million deductible for each and every loss. Since the events of 11 September 2001, Star City has only managed to secure a 14 day loss deductible. Subsequent to 30 June 2003, TABCORP has provided the NSW Casino Control Authority with a Deed of Undertaking to fund the shortfall of the difference between the current 14 day deductible and the $1 million deductible required under the agreement. The directors of TABCORP believe that this undertaking would not require payment in excess of $3 million to $4 million for any one loss and believe that the probability of such an event is remote.

                  Interest rate option agreements

                  TABCORP has entered into interest rate option agreements. If the Merger does not proceed, the interest rate swaps which relate to the option agreements may not be required. To the extent that the interest rate swaps are not entered into, TABCORP may be required to pay costs associated with closing out the option agreements. Any amounts required to be paid will depend on the level of interest rates at that date.

                  CONTINGENT ASSETS

                  During the year, a controlled entity of TABCORP disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. The sale agreement provides for an additional amount to be received by the TABCORP Group if the purchaser is able to obtain an approved development application from Planning NSW to develop to a specified lettable rent area. The additional amount cannot be reliably measured. As at the date of this Scheme Booklet, no such approval has been received.

         (g)      TABCORP ACCOUNTING POLICIES

                  Outlined below are the significant policies which have been adopted in the preparation of the financial statements from which the Financial Information for the financial year ended 30 June 2003 is extracted. The accounting policies used are consistent with those adopted in the year ended 30 June 2002, except where there has been a change in accounting policy as set out in this Section 16.7(g).

                  BASIS OF PREPARATION

                  The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

                  PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements of the economic entity include the financial statements of the parent entity, TABCORP, and its controlled entities, referred to collectively throughout this Section 16.7(g) as the "economic entity". Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

                  GOODWILL

                  Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

                  Goodwill is amortised on a straight-line basis over 20 years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance. In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

                  REVENUE RECOGNITION

                  Revenue

                  Wagering and gaming revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services. Revenues from ordinary operations includes revenue derived from monitoring operations, which is recognised as it is earned.

                  Interest income

                  Interest income is recognised as it accrues.

                  ASSET SALES

                  The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

                  FOREIGN CURRENCY

                  Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

                  TAXATION

                  The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

                  NON-CURRENT ASSETS

                  The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

                  FINANCIAL INSTRUMENTS

                  Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non-interest bearing. A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

                  Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

                  Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non-interest bearing. The carrying amounts approximate fair value.

                  Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

                  Loans pursuant to TABCORP's employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate fair value as the amounts are based on the economic entity's entitlement to all monies outstanding.

                  TABCORP Shares bear no special terms or conditions affecting income or capital entitlements of shareholders.

                  PROPERTY, PLANT AND EQUIPMENT

                  Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight-line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

                  The depreciation rates used for each class of asset are within the following ranges:

                  Buildings                   1.05% to 11.11%

                  Leasehold improvements      1.05% to 20.00% (in 2002:  1.05%
                                              to 25.00%)

                  Plant and equipment         5.26% to 33.33%

                  Consumables                 20.00% to 33.33%

                  Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

                  Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

                  Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

                  LICENCES

                  The Wagering Licence and the Gaming Licence have not been amortised as the payment currently expected to be received by the parent entity under the Gaming and Betting Act at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012, unless the licences are earlier cancelled. The NSW Casino Licence is amortised over the life of the NSW Casino Licence, being 99 years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

                  RIGHTS UNDER STAR CITY MANAGEMENT AGREEMENT

                  The rights under the Star City Management Agreement are amortised over the life of the agreement, which coincides with the term of the NSW Casino Licence.

                  RENTAL EXPENDITURE

                  The payment made for rental in advance for the Star City Casino site for twelve years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the NSW Casino Licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

                  DEFERRED REVENUE

                  Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease, which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease; deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts; and third party contributions to a capital project which are being reduced over five years.

                  INVESTMENTS

                  Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

                  INVENTORIES

                  Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

                  EMPLOYEE ENTITLEMENTS

                  Wages, salaries and annual leave

                  Liabilities for employee benefits of salaries and wages expected to be settled within twelve months of the reporting date and annual leave represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration rates the TABCORP Group expects to pay, including related on-costs when the liability is expected to be settled.

                  Long service leave

                  The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.

                  In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

                  Employee share plan

                  A TABCORP employee share plan has been established under which TABCORP Shares, and loans to acquire those shares, are made available to eligible employees. The TABCORP Board has resolved to discontinue this plan and to introduce substitute plans.

                  Superannuation

                  TABCORP and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred.

                  Workers' compensation

                  Star City Holdings self-insures in relation to workers' compensation, and a provision has been brought to account.

                  PROVISIONS

                  Dividends

                  A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

                  Surplus lease space

                  Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

                  JOINT VENTURE OPERATION

                  The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

                  - the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and

                  - the economic entity's share of product and expenses relating to the joint venture operation.

                  ROUNDING OF AMOUNTS

                  TABCORP is a company of a kind referred to in class order 98/100, issued by ASIC, relating to the "rounding off" of amounts in financial statements. Amounts in the financial statements from which the Financial Information for the financial year ended 30 June 2003 is extracted were rounded off in accordance with that class order to the nearest thousand dollars.

                  CHANGES IN ACCOUNTING POLICY

                  In the financial year ended 30 June 2003, the TABCORP Group adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" resulting in a change in the accounting for dividend provisions. Previously, the TABCORP Group recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the financial year ended 30 June 2003 by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy had no effect on basic and diluted earnings per share.

                  In the financial year ended 30 June 2003, the TABCORP Group adopted the revised Accounting Standard AASB 1028 "Employee Benefits" which resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is calculated using the remuneration rates the TABCORP Group expects to pay, including related on-costs when the liability is expected to be settled. The effect on the consolidated financial statements of the revised policy at the beginning of the financial year ended 30 June 2003 has been to:

                  - increase the provision for employee benefits by $0.436 million;

                  -        decrease opening retained profits by $0.305 million;
                           and

                  - increase future income tax benefits by $0.131 million.

16.8     TABCORP, TABCORP INVESTMENTS AND TABCORP ISSUER

         (a)      TABCORP

                  TABCORP was registered as a public company under the predecessor legislation to the Corporations Act on 13 April 1994.

                  As at the date of this Scheme Booklet, TABCORP has on issue a total of 366,853,721 TABCORP Shares.

                  TABCORP's principal activities are summarised in Section 16.4.

         (b)      TABCORP INVESTMENTS

                  TABCORP Investments was registered as a proprietary company under the Corporations Act on 30 June 2003.

                  As at the date of this Scheme Booklet, TABCORP Investments has on issue two fully paid ordinary shares. TABCORP Participant holds both of those shares. TABCORP Participant is a wholly owned subsidiary of TABCORP.

                  If the Ordinary Share Scheme becomes effective, TABCORP Investments will acquire all Jupiters Ordinary Shares and may subscribe for RPS in connection with the implementation of the Ordinary Share Scheme. TABCORP Investments will provide Jupiters Ordinary Shareholders as at the Implementation Record Date for the Ordinary Share Scheme cash consideration in connection with the acquisition of their Jupiters Ordinary Shares and will provide Jupiters with cash consideration in connection with any subscription for RPS. See Sections 19.1(e) and 19.2 for further details.

                  If the RPS Scheme becomes effective, TABCORP Investments will acquire all RPS. Broadly speaking, TABCORP Investments will provide RPS Holders as at the Implementation Record Date for the RPS Scheme cash consideration in connection with that acquisition. See Sections 12 and 13 for further details.

                  If the Ordinary Share Scheme becomes effective, TABCORP Investments will provide cash consideration to Jupiters Optionholders for the cancellation of any Jupiters Options which they hold at the Implementation Date for the Ordinary Share Scheme (pursuant to individual contracts between those Jupiters Optionholders, Jupiters and TABCORP Investments). See
                  Section 21 for further details.

                  As outlined in Sections 13.4(b) and 19.2, in certain circumstances TABCORP Investments may acquire RPS presently on issue or subscribe for new RPS irrespective of whether the Ordinary Share Scheme is approved. TABCORP Investments will provide RPS Holders cash consideration in connection with any such acquisitions and will provide Jupiters with cash consideration in connection with any such subscriptions.

                  TABCORP Investments' sole activity is connected with the acquisitions, subscriptions and payments outlined in this
                  Section 16.8(b).

         (c)      TABCORP ISSUER

                  TABCORP Issuer was registered as a proprietary company under the Corporations Act on 30 June 2003.

                  As at the date of this Scheme Booklet, TABCORP Issuer has on issue one hundred fully paid ordinary shares. TABCORP holds all of those shares.

                  TABCORP Issuer's sole activity is to issue the Centrebet Notes in the event that such securities are required to be issued under the Ordinary Share Scheme. The circumstances in which the Centrebet Notes will be issued are set out in Section 6.2(d)(ii). Accordingly, TABCORP Issuer has not previously traded and (except for liabilities in respect of the maintenance of its corporate existence) it has no external liabilities and, until such time as it becomes apparent that Centrebet Notes will not be issued or, having been issued, until such time as all Centrebet Notes lapse or are redeemed, TABCORP Issuer is not expected to trade or to have any external liabilities other than in connection with the Centrebet Notes.

                  The following table sets out the capitalisation and indebtedness of TABCORP Issuer as at the date of this Scheme Booklet. It also sets out (on a pro-forma adjusted basis) what TABCORP Issuer's capitalisation and indebtedness would be if the Ordinary Share Scheme was implemented on the date of this Scheme Booklet and if TABCORP Issuer issued Centrebet Notes on that date pursuant to the Ordinary Share Scheme.

                  FIGURE 16.8.1: FINANCIAL INFORMATION IN RELATION TO TABCORP ISSUER

--------------------------------------------------------------------------------------------
                        AS AT THE DATE OF THIS         AS AT THE DATE OF THIS SCHEME BOOKLET
$ (UNAUDITED)               SCHEME BOOKLET                           PRO-FORMA
--------------------------------------------------------------------------------------------
Share capital                  100                          100
Indebtedness                     0                          Net Centrebet Proceeds
Receivables                      0                          Net Centrebet Proceeds
--------------------------------------------------------------------------------------------

                  TABCORP Issuer is not expected to record any profits until such time as it becomes apparent that Centrebet Notes will not be issued or, having been issued, until such time as all Centrebet Notes lapse or are redeemed.

16.9     SOURCES OF CONSIDERATION

         (a)      TOTAL CONSIDERATION PAYABLE PURSUANT TO THE SCHEMES

                  JUPITERS ORDINARY SHARES

                  As at the date of this Scheme Booklet, there were 201,784,202 Jupiters Ordinary Shares on issue. However, certain Jupiters Options will become exercisable between the date that the Ordinary Share Scheme is approved by the Court or becomes unconditional (whichever occurs later) and the Implementation Record Date for the Ordinary Share Scheme. Accordingly, on the assumption that the Ordinary Share Scheme becomes unconditional and is approved by the Court on the expected date of 31 October 2003, there may be up to 202,879,536 Jupiters

                  Ordinary Shares on issue at the Implementation Record Date for the Ordinary Share Scheme. Any delay in Court approval for the Ordinary Share Scheme or the Ordinary Share Scheme becoming unconditional may result in additional Jupiters Options becoming exercisable before the Implementation Record Date for the Ordinary Share Scheme and additional Jupiters Ordinary Shares being on issue at that date.

                  If the Ordinary Share Scheme is unconditional and approved by the Court on 31 October 2003, the maximum total consideration which will be provided by the TABCORP Group for Jupiters Ordinary Shares under the Ordinary Share Scheme will depend on the circumstances, as set out below:

                  (a) If Centrebet Sale Completion occurs by 31 October 2003, the maximum total consideration which will be provided by the TABCORP Group for the Jupiters Ordinary Shares will (subject to the effects of rounding) be 48,691,089 TABCORP Shares and $578,206,678 cash.

                  (b) If Centrebet Sale Completion does not occur by 31 October 2003, the maximum total consideration to be provided by the TABCORP Group for the Jupiters Ordinary Shares will be the amount set out in paragraph (a) plus 202,879,536 Centrebet Notes. The aggregate consideration to be paid by TABCORP Issuer on redemption of the Centrebet Notes will equal the Net Centrebet Proceeds.

                  RPS

                  As at the date of this Scheme Booklet, there were 1,901,735 RPS on issue.

                  If the RPS Scheme becomes effective, the maximum total consideration which will be provided by the TABCORP Group for the RPS under the RPS Scheme will be $200,176,626 cash plus an amount per RPS representing the Accrued Dividend Equivalent.

                  The actual total consideration to be provided by the TABCORP Group will depend on the exact timing of the Implementation Date for the RPS Scheme and whether any RPS Holders exercise any conversion rights before the RPS Scheme becomes effective. The exercise of such conversion rights may reduce the number of RPS subject to the RPS Scheme (for instance, because the Implementation Record Date for the RPS Scheme may be delayed beyond the Trigger Event Conversion Date and the RPS in question may be transferred to TABCORP Investments on the Trigger Event Conversion Date as set out in Section 13.4(b)).

         (b)      OTHER CONSIDERATION PAYABLE IN CONNECTION WITH THE MERGER

                  As set out in Section 21, if the Ordinary Share Scheme becomes effective, TABCORP Investments will provide cash to Jupiters Optionholders in consideration for the cancellation of their Jupiters Options. As at the date of this Scheme Booklet, there were 1,520,000 Jupiters Options on issue. The maximum total consideration to be provided by the TABCORP Group for the cancellation of the Jupiters Options will be $3,149,900 cash. The actual total consideration to be provided for the cancellation of Jupiters Options will depend on whether any of the Jupiters Options are exercised before the Implementation Record Date for the Ordinary Share Scheme.

                  Sections 19.1(e) and 19.2 set out certain circumstances in which TABCORP Investments will subscribe for RPS. If the Ordinary Share Scheme becomes effective, the maximum total consideration to be provided by TABCORP Investments to Jupiters by way of subscription for RPS will depend on whether Centrebet Sale Completion occurs on or before 31 October 2003.

                  If Centrebet Sale Completion does not occur by 31 October 2003, the maximum cash consideration which TABCORP Investments will provide to Jupiters by way of subscription for RPS will be $152,159,652 (subject to the payment of any additional amount in relation to RPS which are the subject of Special Conversion Notices as described below).

                  If Centrebet Sale Completion occurs by 31 October 2003, the maximum cash consideration which TABCORP Investments will provide to Jupiters by way of subscription for RPS will be $209,159,652 (subject to the payment of any additional amount in relation to RPS which are the subject of Special Conversion Notices as described below).

                  The information in the two previous paragraphs assumes that the Ordinary Share Scheme is unconditional and approved by the Court on 31 October 2003.

                  Sections 13.4(b) and 19.2 set out certain circumstances in which TABCORP Investments will provide consideration in connection with RPS which are the subject of Conversion Notices (other than consideration provided under the RPS Scheme). Depending on the nature of the Conversion Notices lodged, such consideration might be paid directly to the relevant RPS Holders or might be paid to Jupiters by way of subscription for RPS. The maximum consideration to be provided by TABCORP Investments (other than pursuant to the RPS Scheme) in respect of RPS which are the subject of Conversion Notices will depend on the circumstances at, and in the period preceding, the relevant Conversion Date (including the VWAP for Jupiters Ordinary Shares during the relevant period). On the assumption that the VWAP for Jupiters Ordinary Shares in the relevant period preceding the earlier of the relevant Conversion Date and the Effective Date for the Ordinary Share Scheme (that period being 20 Business Days in the case of RPS which are the subject of a Trigger Event Conversion Notice and five Business Days in the case of RPS which are the subject of a Special Conversion Notice) will not exceed $6.77, and in light of the intentions set out in Section 17.4(h), TABCORP considers it unlikely that the cash to be provided by TABCORP Investments (other than pursuant to the RPS Scheme) in connection with RPS which are the subject of Conversion Notices will exceed $199,975,704. To the extent that, prior to implementation of the RPS Scheme, TABCORP Investments provides consideration in respect of a RPS which is redeemed by Jupiters, or sold to TABCORP Investments, as a result of, respectively, a Special Conversion Notice or a Trigger Event Conversion Notice, TABCORP Investments will not provide consideration in respect of that RPS pursuant to the RPS Scheme. On the timetable set out in Section 8, if the RPS Scheme is implemented, no RPS will be redeemed by Jupiters or sold to TABCORP Investments as a result of a Conversion Notice prior to implementation of the RPS Scheme.

                  If Centrebet Sale Completion does not occur by 31 October 2003, but a Centrebet Sale Agreement is entered into by 30 June 2004 and Centrebet Sale Completion occurs by 30 September 2004, the maximum cash consideration which

                  TABCORP Issuer will provide to Centrebet Noteholders will equal the Net Centrebet Proceeds.

         (c)      SOURCES OF CASH CONSIDERATION

                  TABCORP has irrevocably and unconditionally undertaken to provide TABCORP Investments with, or procure that TABCORP Investments receives, the total amount for the cash component of the consideration payable by TABCORP Investments under the Schemes and the total amount of cash consideration to be provided by TABCORP Investments in the circumstances contemplated by Section 16.9(b). The funding will be provided to TABCORP Investments through intercompany borrowings and/or equity contributions from companies within the TABCORP Group as determined by TABCORP. None of the intercompany borrowings will be repayable prior to or at the time at which the relevant cash is provided to the ultimate recipient described in Sections 16.9(a) and 16.9(b).

                  TABCORP Investments has irrevocably and unconditionally undertaken to provide TABCORP Issuer with, or procure that TABCORP Issuer receives, the total amount payable under the terms of the Centrebet Notes before such amount falls due for payment. TABCORP has irrevocably and unconditionally undertaken to provide TABCORP Investments with, or procure that TABCORP Investments receives, any monies which TABCORP Investments is required to provide to TABCORP Issuer under these arrangements. The funding will be provided to TABCORP Investments through intercompany borrowings and/or equity subscriptions from companies within the TABCORP Group as determined by TABCORP. None of the intercompany borrowings will be repayable prior to or at the time at which the Centrebet Notes are redeemed.

                  TABCORP Participant will obtain the cash required by TABCORP Investments to pay the cash component of the consideration payable by it under the Schemes and in the circumstances contemplated by Section 16.9(b), and any cash required by TABCORP Issuer to redeem the Centrebet Notes as contemplated by Section 16.9(b), by making drawings under two Loan Facilities (the "FACILITIES") which TABCORP Participant and other TABCORP Group companies will enter into with:

                  (a) as to the first Facility, National Australia Bank Limited, Westpac Banking Corporation and Barclays Bank PLC; and

                  (b)      as to the second Facility, National Australia Bank
                           Limited,

                  (the "BANKS").

                  Binding commitment letters have been signed by TABCORP and each of the Banks pursuant to which the Banks have agreed to enter into formal agreements to underwrite Facilities under which (subject to the terms of the Facilities) TABCORP Participant will be able to borrow up to:

                  (a) $1,464 million from National Australia Bank Limited, Westpac Banking Corporation and Barclays Bank PLC; and

                  (b)      $600 million from National Australia Bank Limited.

                  As part of the commitment letters, TABCORP and the Banks have agreed term sheets in respect of each of the Facilities. Each of the Banks has obtained credit committee approval to the terms of the Facilities.

                  The commitment letters are subject to a condition that - before the execution of the formal agreements in relation to the Facilities - there is no material adverse change in the business or financial condition of the TABCORP Group or the Jupiters Group, or, in the case of the Facility to be provided by National Australia Bank Limited, Westpac Banking Corporation and Barclays Bank PLC, the international or domestic bank debt market. In the case of the Facility to be provided by National Australia Bank Limited, Westpac Banking Corporation and Barclays Bank PLC, the change must also materially impact on the ability of each Bank to syndicate its position.

                  Sufficient funds will be available under the Facilities to fully fund the cash component of the consideration for the acquisition of Jupiters Ordinary Shares and RPS under the Schemes by TABCORP Investments and any other cash consideration required by TABCORP Investments in connection with the Merger as set out in Section 16.9(b).

                  The TABCORP Group's current debt facilities will also be refinanced by the Facilities to enable a lengthened maturity profile of the TABCORP Group's existing debt. (However, the Star City Group's current debt facilities (under which the Star City Group is able to borrow up to $208 million), and the TABCORP Group's transactional banking facilities with National Australia Bank Limited, are not being refinanced.)

                  The availability of funds under the Facilities will be subject to the following conditions precedent:

                  - no event of default or potential event of default under the Facilities is continuing or would result from the proposed loan;

                  - the representations and warranties given by TABCORP, TABCORP Participant and the guarantors under the Facilities (which are considered by TABCORP to be normal representations and warranties applicable to banking arrangements of this type) are correct in all material respects;

                  - the Banks are satisfied with this Scheme Booklet and that a copy of each of the Court orders approving each of the Schemes has been lodged with ASIC; and

                  - other conditions precedent, which are considered by TABCORP to be normal conditions precedent applicable to banking arrangements of this type.

                  The "events of default" will include the following:

                  - failure by TABCORP, TABCORP Participant or a guarantor to pay any sum payable under the relevant Facility within three business days after notice of non-payment has been given;

                  - if any representation or warranty made by TABCORP, TABCORP Participant or a guarantor is incorrect or misleading in any material respect and is not remedied within 15 business days after receiving notice to do so;

                  - if any financial covenant given by TABCORP, TABCORP Participant or a guarantor is breached and is not remedied within 15 business days after receiving notice to do so;

                  - if there is a breach of any obligation by TABCORP, TABCORP Participant or a guarantor and such breach is not remedied within 15 business days after receiving notice to do so;

                  - if an order is made for the winding-up of, or a liquidator, receiver or administrator is appointed to, TABCORP, TABCORP Participant or certain other companies in the TABCORP Group (and, after the Merger, in the Merged Group) or if any such company ceases to pay its debts generally or becomes insolvent;

                  - if any financial indebtedness of TABCORP, TABCORP Participant or certain other companies in the TABCORP Group (and, after the Merger, in the Merged Group) becomes payable due to the occurrence of a default event or has not been paid when due, and such financial indebtedness exceeds $25 million;

                  - if any material licence is cancelled or suspended for a period of 14 consecutive days, or periods aggregating 30 days, prior to its stated term, and, if cancelled, is not replaced within 30 days; or

                  - if any event or circumstance occurs which is reasonably likely to have a material adverse effect on the ability of the relevant companies in the TABCORP Group (and, after the Merger, in the Merged Group) (taken as a whole) to perform their obligations under the relevant Facility ("FACILITY MATERIAL ADVERSE EFFECT").

                  The Facilities will also include a number of other "events of default" which are considered normal by TABCORP in banking arrangements of this type.

                  By way of exception to the above, the mere occurrence of a Facility Material Adverse Effect between the date on which an application is made to the Court for an order approving each of the Schemes and the earlier of:

                  (a) the date the Jupiters Ordinary Shareholders are required to be paid following implementation of the Ordinary Share Scheme; and

                  (b) 15 business days after the Effective Date for the Ordinary Share Scheme,

                  will not prevent funds being drawn down under the Facilities.

                  At the date of this Scheme Booklet, TABCORP has no reason to believe that any event of default will occur under the Facilities.

                  Under the Facilities, TABCORP will give certain covenants in favour of the Banks. In particular, it will covenant as follows:

                  - the ratio of adjusted net borrowings as at each reporting date to EBITDA in respect of the 12 month period ending on that reporting date will be not more than:

                           - 3.75:1 for the 12 month period ending on the first reporting date; and

                           -        3.5:1 thereafter;

                  - the net worth of TABCORP will at all times be equal to or greater than $1,200 million;

                  - the ratio of EBIT for the 12 month period ending on each reporting date to net interest expense in respect of that 12 month period will not be less than 2.5:1; and

                  - the aggregate financial indebtedness of the members of the TABCORP Group (and, after the Merger, of the Merged Group), which are not parties to the Facilities, must not exceed 5% of the total tangible assets of the TABCORP Group (and, after the Merger, the Merged Group). (Certain indebtedness of the TABCORP Group, and, after the Merger, the Merged Group, is excluded from this ratio.)

                  In addition, the Facilities will include a negative pledge, which will provide that:

                  - no encumbrance (with certain exceptions) may be created over any of the assets of the TABCORP Group (and, after the Merger, the Merged Group) if the encumbrance, together with all other encumbrances then existing over the assets of the TABCORP Group (and, after the Merger, the Merged Group), secures financial indebtedness the principal amount of which exceeds:

                           - 10% of the total tangible assets of the TABCORP Group (and, after the Merger, the Merged Group); or

                           - while the Star City Group's facility remains secured, 5% of the total tangible assets of the TABCORP Group (and, after the Merger, the Merged Group); and

                  - TABCORP will ensure that no member of the TABCORP Group (and, after the Merger, of the Merged Group) sells, assigns, leases, transfers or otherwise disposes of any asset, except in certain prescribed circumstances. The prescribed circumstances relate to any sale, assignment, lease, transfer or other disposal:

                           - made in the ordinary course of the casino, gaming or wagering business of the disposing entity;

                           -        of assets used in the Centrebet Business;

                           - of obsolete assets made on normal commercial terms and on an arm's length basis;

                           - of funds that are not immediately required in the business of the TABCORP Group (and, after the Merger, the Merged Group) in the purchase or making of investments or the realisation of such investments;

                           - of the proceeds of an issue of securities (whether equity or debt) for the purpose stated in the relevant prospectus or other offering documents relating to that issue;

                           - of assets by any company in the TABCORP Group (and, after the Merger, in the Merged Group) to any other company in the TABCORP Group (and, after the Merger, in the Merged Group), if the consideration for the disposal does not exceed a normal commercial consideration;

                           -        with the approval of the Banks; or

                           - of an asset where the greater of the market value or consideration receivable (when aggregated with the greater of the market value or consideration receivable for the sale, lease, transfer or disposal of any other asset, to the extent not permitted under the above) does not exceed 10% of the total tangible assets of the TABCORP Group (and, after the Merger, the Merged Group) in any financial year.

                  The amounts owing under the Facilities will be unconditionally guaranteed by TABCORP, TABCORP Investments and certain other companies in the TABCORP Group. TABCORP must ensure that at all times the EBITDA and assets of TABCORP Participant and the guarantors represent not less than:

                  (a) 85% of the EBITDA of the TABCORP Group (and, after the Merger, the Merged Group); and

                  (b) 85% of the total assets of the TABCORP Group (and, after the Merger, the Merged Group),

                  subject to certain exceptions.

                  If any person or persons obtain voting power in TABCORP of more than 50%, each of the Facilities will be cancelled within 90 days and TABCORP Participant must repay all loans outstanding under the Facilities unless either:

                  (a)      all Banks agree; or

                  (b) the Banks holding a prescribed majority of outstanding debt under the Facilities agree, and TABCORP Participant is able to find a substitute lender or lenders to replace any Bank which does not form part of the prescribed majority.

         (d)      SOURCES OF NON-CASH CONSIDERATION

                  TABCORP SHARES

                  TABCORP has entered into the Deed Poll in favour of the Jupiters Ordinary Shareholders as at the Implementation Date for the Ordinary Share Scheme. Under the Deed Poll, TABCORP covenants to issue TABCORP Shares as contemplated by the Ordinary Share Scheme.

                  TABCORP has the capacity to issue the maximum number of TABCORP Shares which it may be required to issue under the Ordinary Share Scheme.

                  CENTREBET NOTES

                  TABCORP Issuer has entered into the Deed Poll in favour of the Jupiters Ordinary Shareholders as at the Implementation Date for the Ordinary Share Scheme. Under the Deed Poll, TABCORP Issuer covenants to issue Centrebet Notes as contemplated by the Ordinary Share Scheme.

                  TABCORP Issuer has the capacity to issue the maximum number of Centrebet Notes which it may be required to issue under the Ordinary Share Scheme.

16.10    RIGHTS ATTACHING TO TABCORP SHARES

         The TABCORP Shares to be issued under the Ordinary Share Scheme will be fully paid and will rank equally with existing TABCORP Shares. TABCORP Shares issued under the Ordinary Share Scheme will not be entitled to participate in the TABCORP dividend in respect of the financial year ended 30 June 2003.

         TABCORP Shares are quoted by ASX. In the United States of America, shares in TABCORP are traded in sponsored American Depository Receipt form.

         Application will be made to ASX for official quotation of the TABCORP Shares to be issued pursuant to the Ordinary Share Scheme. Quotation is not guaranteed or automatic on such application, but quotation is expected in the ordinary course as TABCORP is already admitted to the official list of ASX.

         It is expected that the TABCORP Shares issued pursuant to the Ordinary Share Scheme will commence trading on ASX, initially on a deferred settlement basis, on 13 November 2003. It is the responsibility of each Jupiters Ordinary Shareholder to determine their entitlement to TABCORP Shares under the Ordinary Share Scheme before trading those shares to avoid the risk of selling shares that they do not own.

         Normal trading of the TABCORP Shares issued pursuant to the Ordinary Share Scheme is expected to commence on 21 November 2003.

         Set out below is a summary of the rights attaching to TABCORP Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of TABCORP, which can involve complex questions of law arising from the interaction of TABCORP's constitution and statutory, common law and ASX Listing Rule requirements.

         (a)      SHARE CAPITAL

                  Without prejudice to any special rights conferred on the holders of any shares, and subject to the ASX Listing Rules, any share in the capital of TABCORP may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the TABCORP Board may from time to time determine.

                  Except as otherwise provided by TABCORP's constitution, all unissued shares in TABCORP are under the control of the TABCORP Board.

         (b)      SHAREHOLDING RESTRICTIONS

                  As summarised in Section 16.13(d), the Gaming and Betting Act imposes limitations on the number of voting shares in TABCORP in which certain persons can have a relevant interest. TABCORP's constitution also prohibits persons having voting power of more than that permitted by the Gaming and Betting Act without the consent of the NSW Casino Control Authority. TABCORP must not knowingly permit a contravention of that prohibition.

                  In order to assist in the enforcement of the shareholding restrictions, the constitution confers certain powers on the TABCORP Board.

                  - The TABCORP Board may, from time to time, send to a shareholder a pro-forma statutory declaration (in a form approved by the TABCORP Board). The statutory declaration is to make provision for the recipient to disclose certain information. When a person is sent a statutory declaration, that person must provide the required information to TABCORP within the specified time period (being seven calendar days of the declaration being sent to the person, though the TABCORP Board can set a longer period).

                  - Where a person who is required to provide a statutory declaration to TABCORP fails to do so as required, the voting rights in respect of all the shares registered in the name of that person (or other shares as the TABCORP Board may specify) are suspended until that person has provided the statutory declaration or has ceased to be the registered owner of those shares (whichever is the earlier).

                  - A shareholder who fails to provide a statutory declaration in the form required or within the specified time may be given a notice by the TABCORP Board. If the statutory declaration is not provided within 14 calendar days of the date of the notice, the TABCORP Board may give a further notice to the shareholder requiring the shareholder to dispose of some or all of its shares in TABCORP within three months.

                  - If the shareholder does not dispose of the shares as required, the TABCORP Board is empowered to appoint a person to dispose of the shares. In these circumstances, the net proceeds of the sale of the shares will be paid to the shareholder, provided that the shareholder has delivered to TABCORP documents or information as may be reasonably required by the TABCORP Board.

                  - If TABCORP becomes aware that a person is breaching the shareholding restrictions outlined above (whether through notification from the NSW Casino Control Authority or otherwise), it must serve a notice on the holder of any relevant shares to dispose of the shares which give rise to the breach. At that time all dividend and voting rights attaching to the relevant shares will be suspended. That holder must dispose of all their shares in TABCORP within 30 days of receiving such notice. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant shares.

                  In addition, if the NSW Casino Control Authority determines that a person is a close associate of TABCORP within the meaning of the Casino Control Act 1992 (NSW), and that that person is not a suitable person to be concerned in or associated with the operation or management of a casino, the NSW Casino Control Authority may notify TABCORP that it requires that person to dispose of all their shares in TABCORP. TABCORP must then notify the relevant person of this requirement. That person must dispose of all their shares in TABCORP within 30 days of receiving the notice. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant shares.

                  Broadly speaking, a person will be a close associate of TABCORP if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

                  Under TABCORP's constitution, all shareholders of TABCORP acknowledge and recognise that the exercise by the TABCORP Board of the powers outlined above may cause individual shareholders disadvantage and that they have no right of action against the TABCORP Board or TABCORP for any loss or disadvantage incurred by them as a result of the TABCORP Board exercising these powers.

         (c)      VOTING

                  At a general meeting, subject to the shareholding restrictions described in Section 16.13(d) and above and to some minor exceptions, on a show of hands each shareholder present has one vote and on a poll each shareholder present has one vote for each fully paid share held. The number of votes that holders of partly paid shares have on a poll is proportionate to the amount paid up on the total issue price of those shares.

                  Amongst other things, TABCORP shareholders are entitled to vote on changes to TABCORP's constitution, to certain elections of directors to the TABCORP Board, to certain reductions or reconstructions of TABCORP's capital and on the appointment of the auditor of TABCORP. However, the approval of the NSW Casino Control Authority is required for the amendment of certain aspects of TABCORP's constitution, to appoint a person as a director or alternate director of TABCORP, an alteration, reduction or reconstruction of TABCORP's capital or to appoint certain persons as auditor.

         (d)      DIVIDENDS

                  The TABCORP Board may, from time to time, declare a dividend to be paid to TABCORP shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in TABCORP in proportion to the amount of the total issue price being paid in respect of the shares. No dividend is payable except out of the profits of TABCORP.

         (e)      TRANSFER OF SHARES

                  Subject to the shareholding restrictions described in Section 16.13(d) and above, shares in TABCORP may be transferred by an instrument (duly stamped, if necessary) in any form which complies with the usual or common form or which the TABCORP Board from time to time may prescribe or accept.

                  The TABCORP Board may refuse to register a transfer of securities in certain circumstances. For example, if the transfer of securities:

                  - would involve a registration which would infringe an applicable law of the Commonwealth of Australia, a State or a Territory (including the Corporations
                           Act);

                  - would create a shareholding of less than a marketable parcel (as defined in the ASX Listing Rules);

                  - would result in more than three transferees being registered as joint holders of the securities (except in the case of executors, trustees or administrators of a deceased shareholder); or

                  -        relates to shares over which TABCORP holds a lien.

                  Further restrictions apply to transfers of partly paid shares.

         (f)      GENERAL MEETINGS AND NOTICES

                  Subject to the shareholding restrictions described in Section 16.13(d) and above, each shareholder is entitled to receive notice of, and to attend and vote at, general meetings of TABCORP and to receive all notices, accounts and other documents required to be sent to shareholders under TABCORP's constitution or the Corporations Act.

         (g)      WINDING UP

                  If TABCORP is wound up, then subject to any special or preferential rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of TABCORP in proportion to the capital paid up on their shares when the winding up begins. If the assets available for distribution amongst shareholders are insufficient to repay the whole of the paid up capital, then those assets will be distributed in proportion to the capital paid up on shares when the winding up begins.

         (h)      ISSUE OF FURTHER SHARES

                  The TABCORP Board may (subject to restrictions imposed by the constitution, the ASX Listing Rules or the Corporations Act) allot or otherwise dispose of further shares on such terms and conditions as they see fit.

         (i)      POTENTIAL CHANGES TO TABCORP'S CONSTITUTION

                  TABCORP proposes to seek amendments to its constitution at its next annual general meeting (expected to be held on 30 October
                  2003) with a view to a corresponding position applying under its constitution with respect to the Queensland State Government as currently applies with respect to the NSW Casino Control Authority (including so that the Queensland Minister responsible for administering the Casino Control Act 1982
                  (Qld) has similar powers under TABCORP's constitution as the NSW Casino Control Authority). The amendment of TABCORP's constitution to include these provisions may be a condition of the Regulatory Approvals required from the Queensland State Government in connection with the Ordinary Share Scheme.

                  TABCORP expects any such amendments to be approved at its annual general meeting. However, if the amendments are not approved by TABCORP's shareholders at its annual general meeting in circumstances where such approval is a condition of the Regulatory Approvals from the Queensland State Government, implementation of the Ordinary Share Scheme may be delayed or not proceed at all.

16.11    RECENT TRADING OF TABCORP SHARES

         For details on the trading history of TABCORP Shares, see Section
         6.2(c).

16.12    DIVIDEND REINVESTMENT PLAN

         In accordance with TABCORP's constitution, TABCORP has established a dividend reinvestment plan ("DRP") which provides TABCORP shareholders with a choice of reinvesting dividends paid on TABCORP Shares rather than receiving dividends in cash. The DRP has not yet commenced operation, but will commence operation in respect of any interim dividend for the financial year ending 30 June 2004.

         A summary of the terms of the DRP is set out below.

         (a)      PARTICIPATION

                  Participation in the DRP is optional and open to all holders of TABCORP Shares, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country. The directors of TABCORP have a discretion to determine whether any such shareholder is excluded from participation in the DRP. Further, the directors of TABCORP may refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of TABCORP's constitution or may be contrary to any law, or if the shareholder elects to participate in respect of a number of TABCORP Shares which is less than 100 (or such other number as the TABCORP Board may determine).

                  An application to participate must be in writing on the appropriate form. Participation may be either full or partial. Full participation applies in respect of all TABCORP Shares registered from time to time in the participant's name (including shares acquired under the DRP). Partial participation applies for a specific number of TABCORP Shares nominated by the participant, with the participant receiving cash dividends on the balance of the shareholding in the normal way. Under partial participation, any TABCORP Shares subsequently acquired by the participant (including under the DRP) will not participate in the DRP, unless the shareholder subsequently elects that such shares are to participate.

                  Participation may be varied or terminated at any time in accordance with the terms of the DRP.

                  The TABCORP Board will determine with respect to the operation of the DRP for any dividend whether to issue new TABCORP Shares or to cause a transfer of TABCORP Shares to a participant, or to effect a combination of both. If the TABCORP Board decides to cause a transfer of TABCORP Shares to participants, the TABCORP Shares may be acquired on ASX in any manner the TABCORP Board considers appropriate.

         (b)      PRICE OF TABCORP SHARES

                  TABCORP Shares allotted or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP Shares sold in the ordinary course of trading on ASX over ten trading days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the directors of TABCORP from time to time. The discount may not exceed 2.5%.

         (c)      CALCULATION OF ENTITLEMENT

                  The dividend payable on TABCORP Shares which are subject to the DRP (after deducting any amounts, such as withholding tax, that TABCORP is required or entitled to deduct) will be credited to a "DRP account" maintained on behalf of the relevant participant and then applied on the participant's behalf in subscribing for or acquiring additional TABCORP Shares. At the time of each dividend payment, the maximum whole number of additional TABCORP Shares that can be acquired by each participant will be ascertained by dividing the amount in the participant's DRP account by the relevant price as calculated in the manner set out above. Any balance remaining in a participant's DRP account after TABCORP Shares have been allotted or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

         (d)      COSTS

                  No brokerage, commission or other transaction costs will be payable by participants on TABCORP Shares acquired under the DRP. Under the present law, no stamp duty will be payable on the allotment or acquisition of TABCORP Shares under the DRP.

         (e)      DIVIDENDS AND OTHER RIGHTS

                  TABCORP Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other TABCORP Shares.
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                                      138

         (f)      ASX LISTING

                  TABCORP will apply for quotation on ASX of TABCORP Shares allotted under the DRP.

         (g)      VARIATION, SUSPENSION AND TERMINATION

                  The DRP may be varied, suspended or terminated by the TABCORP Board at any time.

         (h)      UNDERWRITING OF DRP

                  The DRP may be wholly or partially underwritten from time to time. TABCORP has entered into an underwriting agreement with Merrill Lynch International (Australia) Limited (the "UNDERWRITER") in respect of the operation of the DRP pursuant to which the Underwriter has agreed to underwrite up to 65% (as determined by TABCORP) of the amount of any interim and final dividends for the financial years ending 30 June 2004 and 30 June 2005, up to a maximum amount of $120 million in respect of each dividend.

                  TABCORP may determine the percentage of each dividend which is to be underwritten, provided that the amount of each dividend underwritten may not exceed 65% of the amount of the relevant dividend or $120 million. TABCORP may terminate the underwriting of any one or more of the dividends to which the underwriting agreement relates at least five business days prior to the record date for the relevant dividend. The Underwriter may also terminate its obligations under the underwriting agreement in certain circumstances, including if an event occurs which has a material adverse effect on the assets, liabilities, financial condition or position, earnings or prospects or general affairs of TABCORP; if TABCORP receives a takeover bid in respect of its shares; if the DRP is varied, suspended or terminated or TABCORP's constitution is amended in any material respect, or if ASX announces that TABCORP Shares will be suspended from quotation or there is a trading halt in, or material impediment to, the trading of TABCORP Shares on ASX for a period of more than three business days within the 20 business days prior to the record date for a dividend.

                  TABCORP considers that the events of termination are not unusual for an underwriting agreement of this nature.

16.13    REGULATORY BACKGROUND APPLICABLE TO THE TABCORP GROUP

         (a)      INTRODUCTION

                  Following is a summary of the regulatory background applicable to the TABCORP Group. For further information about the regulatory risks relating to the acquisition of TABCORP Shares refer to Section 18.
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                                      139

         (b)      LICENCES

                  WAGERING LICENCE AND GAMING LICENCE

                  Overview

                  TABCORP was granted the Wagering Licence and the Gaming Licence under the Gaming and Betting Act by the Governor in Council of Victoria on 28 June 1994. The Wagering Licence and Gaming Licence are for a term of eighteen years and are neither transferable nor separable. They expire in 2012, unless earlier cancelled.

                  The Wagering Licence issued to TABCORP is the sole licence issued under the Gaming and Betting Act to conduct wagering and approved betting competitions in Victoria (though on-course wagering permits are available and the proprietor of Crown Casino is able to conduct such activities at that venue). Wagering is defined under the Gaming and Betting Act as pari-mutuel (that is, totalizator) betting on horse, harness or greyhound races. Approved betting competitions means fixed odds or totalizator betting competitions on any event or contingency approved by the Victorian Minister. However, the Victorian Minister must not approve a betting competition that is "wagering", is played on a gaming machine, is a Club Keno game or in the opinion of the Victorian Minister is offensive or contrary to the public interest.

                  The Gaming Licence issued to TABCORP is one of two licences to conduct gaming in licensed clubs and hotels in Victoria. TABCORP is also one of two participants authorised to conduct keno games in licensed clubs and hotels in Victoria under the Club Keno Act. The proprietor of Crown Casino has a licence to conduct gaming and keno games at that venue.

                  The Wagering Licence and Gaming Licence are subject to a number of conditions.

                  Prior to the expiry of the Wagering Licence and Gaming Licence in 2012, or earlier if the Wagering Licence or Gaming Licence is cancelled, new wagering and gaming licences under the Gaming and Betting Act may be able to be applied for. TABCORP will not be permitted to apply for any such new licences if either the Wagering Licence or the Gaming Licence has been cancelled. Such new licences may only be granted by the Governor in Council in Victoria to an applicant recommended by the VCGA and on payment to the State of Victoria of the purchase consideration for the new licences. On the grant of any such new licences under the Gaming and Betting Act, TABCORP will be entitled to an amount equal to the lesser of that purchase consideration and the "licence value". That amount is to be paid by the State of Victoria to TABCORP within seven days after commencement of the new licences.

                  The "licence value" will be in the range of 85% to 115% of the original $597 million paid by TABCORP for the Wagering Licence and Gaming Licence in 1994.

                  If TABCORP records compound inflation adjusted annual growth in its total revenue on gaming machines and wagering on thoroughbred, harness and greyhound racing (rate of real growth) of 2% or more from the year ended 14 August 1995 to the year ending 14 August 2012, the "licence value" will be

                  115% of $597 million. If the rate of real growth is 0% or less, the "licence value" will be 85% of $597 million. If the rate of real growth is between 0% and 2%, the "licence value" will vary between 85% of $597 million and 115% of $597 million in proportion to the rate of real growth achieved between 0% and 2%.

                  The rate of real growth recorded from the year ended 14 August 1995 to the year ended 14 August 2003 was approximately 6%.

                  Disciplinary action and cancellation

                  If the VCGA is satisfied that there has been a breach of:

                  -        a condition of the Wagering Licence or Gaming
                           Licence;

                  -        the betting rules;

                  -        the Gaming and Betting Act or its regulations;

                  -        the Gaming Machine Control Act;

                  -        the Club Keno Act; or

                  -        any other law relating to wagering or gaming,

                  and, within a specified period, TABCORP does not remedy the breach or satisfy the VCGA that steps have been taken to ensure that the breach does not occur again, the VCGA may reprimand or impose a fine (not exceeding $5 million) on TABCORP or an operator of the Wagering Licence or the Gaming Licence or both.

                  The Wagering Licence and Gaming Licence may only be cancelled by the Supreme Court of Victoria on an application to it (made with the consent of the Victorian Minister) by the VCGA. Grounds for cancellation include:

                  - a material breach, or persistent breaches, of any of the items listed in the paragraph above;

                  - TABCORP or an operator being convicted of an offence which is of sufficient magnitude to warrant cancellation;

                  - TABCORP or an operator being involved in a scheme or arrangement to avoid paying tax under the Gaming and Betting Act;

                  - the Supreme Court being satisfied that, on an application under the Corporations Act, it would be required to presume that TABCORP or an operator is insolvent; and

                  - TABCORP or an operator being an externally administered body corporate within the meaning of the Corporations Act.

                  The authority to conduct and promote Club Keno games may be revoked by the Supreme Court of Victoria (on application by the Victorian Minister) on the ground that the participants (who are TABCORP and Tattersall's) have wilfully
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                                      141

                  contravened or failed to comply with the Club Keno Act or with the authorisation granted by that Act.

                  Investigation, supervision and audit

                  While TABCORP holds the Wagering Licence and Gaming Licence, the VCGA may investigate the conduct of operations under the licences from time to time and report the results of its investigations to the Victorian Minister. The Director of Gaming and Betting and inspectors appointed under the Gaming and Betting Act also exercise supervisory powers over the conduct of operations under the Wagering Licence and Gaming Licence.

                  NSW CASINO LICENCE

                  Overview

                  Star City, a wholly owned subsidiary of TABCORP, was granted the NSW Casino Licence by the NSW Casino Control Authority pursuant to the Casino Control Act 1992 (NSW) on 14 December 1994. The NSW Casino Licence was granted for a period of 99 years and is not transferable.

                  Star City has the exclusive right to operate the only casino in New South Wales until 13 September 2007. Thereafter, the NSW Casino Licence is non-exclusive. If, during the exclusivity period, another licensed casino opens in New South Wales, then the NSW Casino Control Authority will pay to Star City an amount equal to all damages, costs and expenses suffered or incurred by Star City as a result of such occurrence (including loss of profits).

                  Disciplinary action and cancellation

                  The NSW Casino Control Authority may, in certain circumstances, require Star City to show cause why disciplinary action should not be taken against it within 14 days after receiving a notice to that effect. The relevant circumstances include where the NSW Casino Control Authority is satisfied that:

                  - there has been a breach of the Casino Control Act 1992 (NSW) or the NSW Casino Licence;

                  - the Star City Casino premises are no longer suitable for the conduct of casino operations;

                  - Star City is no longer a suitable person to give effect to the NSW Casino Licence; or

                  - it is no longer in the pubic interest that the NSW Casino Licence should remain in force.

                  If the NSW Casino Control Authority determines to take disciplinary action, it may cancel or suspend the NSW Casino Licence, impose a fine (not exceeding $1 million), amend the terms of the NSW Casino Licence or reprimand Star City.

                  Investigation, supervision and audit

                  The NSW Casino Control Authority may investigate the operations of Star City Casino, Star City or any person who is, in the opinion of the NSW Casino Control Authority, an associate of Star City or in a position to affect the exercise of functions in or in relation to Star City Casino. The NSW Casino Control Authority may report the results of its investigations to the Minister responsible for administering the Casino Control Act 1992 (NSW). The NSW Casino Control Authority may require Star City or any persons directly or indirectly associated with Star City to provide information in connection with such investigations.

                  In addition, at intervals not exceeding three years, the NSW Casino Control Authority must investigate and form an opinion as to whether or not:

                  - Star City is a suitable person to continue to give effect to the NSW Casino Licence; and

                  - it is in the public interest that the NSW Casino Licence should continue in force.

                  The NSW Casino Control Authority last completed such a review in relation to Star City in 2000. It is currently undertaking such a review.

                  Inspectors appointed under the Casino Control Act 1992 (NSW) also exercise investigative and supervisory powers over the operations of Star City Casino.

         (c)      RESTRICTIONS ON OPERATIONS

                  The TABCORP Group's wagering, gaming and casino operations are all highly regulated. In each case, in addition to specific statutory restrictions, the relevant regulator or State Minister has broad powers which affect or can affect the way in which the relevant businesses are operated.

                  Some examples of the restrictions which apply to each of the three areas of operations are set out below.

                  WAGERING OPERATIONS

                  - Operations must be conducted in accordance with approved betting rules.

                  - Certain employees are required to hold an approved technician's licence.

                  VICTORIAN GAMING OPERATIONS

                  - A maximum of 13,750 gaming machines may be distributed across all gaming venues for which TABCORP is responsible. No such venue can contain more than 105 gaming machines. These restrictions also apply to Tattersall's. A maximum of 2,500 gaming machines may be operated at Crown Casino.

                  - At least 20% of all non-casino gaming machines must be located outside metropolitan Melbourne and there are caps on the total number of gaming machines permitted in certain regions of Victoria.

                  - Smoking is not permitted in gaming areas at gaming machine venues.

                  - A bet limit of $10 applies to all gaming machine games approved after 1 January 2003. That bet limit will apply to all gaming machine games from 1 January 2008.

                  -        Clocks must be affixed to gaming machines.

                  - The Victorian State Government announced in November 2002 that it would enact legislation to prohibit the advertising of poker machines through media outlets or unsolicited mail. To date this legislation has not been passed and no further details are currently available.

                  - Since 1 July 2000, TABCORP has had to pay an annual levy in respect of each gaming machine which it operates. That levy was increased to $1,533.33 on 1 July 2001. The levy operates in addition to taxes on gaming revenue.

                  CASINO OPERATIONS

                  - The NSW Casino Control Authority must approve all games to be played in Star City Casino and the rules under which such games are played.

                  - Star City Casino must open for gaming at the hours and times specified by the NSW Casino Control Authority (and at no other times). Presently, Star City Casino is required to be open for gaming at all times.

                  - The NSW Casino Control Authority must approve the plans, diagrams and specifications of the casino facilities relating to the conduct and monitoring of casino operations.

                  - Star City may not offer cash prizes in connection with a gaming machine loyalty scheme. In addition, Star City must provide on request each participant in any such loyalty scheme with statements setting out information concerning their wins from, expenditure on and time spent playing gaming machines.

                  - Star City cannot publish any advertisement in relation to gaming machines or permit such an advertisement to be published. There are also restrictions on casino advertising by Star City.

                  - Broadly speaking, Star City is precluded from entering into or becoming a party to, or varying, a contract that relates wholly or partly to the supply of goods or services to Star City Casino unless Star City has notified the NSW Casino Control Authority of the details of the proposed contract or variation and the NSW Casino Control Authority has not objected to the proposed contract or variation. Certain contracts are excluded from this requirement, including contracts in relation to certain back office services or in relation to which the amount payable is less than $330,000.

         (d)      OTHER RESTRICTIONS

                  Certain members of the TABCORP Group are also regulated in so far as their shareholders and corporate activity are concerned.

                  SHAREHOLDING RESTRICTIONS

                  Under the Gaming and Betting Act, it is unlawful for a person to have a "prohibited shareholding interest" in TABCORP. A person will have a "prohibited shareholding interest" in TABCORP if the person has voting power of more than 10% in TABCORP. For so long as TABCORP Shares are the only voting shares in TABCORP, a person's voting power will be determined in accordance with the following formula:

                                 Number of TABCORP Shares in which the person
                                        and the person's associates have
                                             a relevant interest
                  Voting Power = ------------------------------------- x 100%
                                      Total number of TABCORP Shares

                  In general terms, a person will have a relevant interest in a TABCORP Share if the person has the power to vote in respect of, or the power to dispose of, the TABCORP Share, whether or not the person is the registered holder of the share. A relevant interest may exist even if a person has indirect control over the TABCORP Share through interconnected shareholdings, company chains or shareholder agreements.

                  In order to control persons acquiring, holding or voting prohibited shareholding interests in TABCORP, the Gaming and Betting Act confers certain powers on the Victorian Minister, including the following.

                  - The Victorian Minister can require persons to furnish certain information to determine whether that person or any other person has, or is taking action to acquire, a prohibited shareholding interest in TABCORP.

                  - If a person fails to provide the required information within the specified time or provides information which (in the Victorian Minister's opinion) is false or misleading in a material particular, the Victorian Minister can make a declaration declaring that the person is an associate of another person, suspending the voting rights attaching to specified shares in TABCORP or declaring that a person has a prohibited shareholding interest in TABCORP.

                  - Where the Victorian Minister declares that a person has a prohibited shareholding interest in TABCORP, the Victorian Minister can require that some or all of the relevant shares be disposed of, other than to an associate, within a period of not less than three months.

                  - If a person fails to dispose of the relevant shares within the period set by the Victorian Minister, the specified shares are forfeited to the State of Victoria.

                  - Where a person would acquire a prohibited shareholding interest in TABCORP as a result of a transaction, the Victorian Minister can declare that any voting shares transferred pursuant to that transaction are forfeited to the State of Victoria.

                  - Where shares in TABCORP are forfeited to the State of Victoria, the VCGA must sell the shares and is not bound by any restriction on the sale of shares contained in TABCORP's constitution. It must distribute the net proceeds of the sale to the person from whom the shares were forfeited.

                  The Gaming and Betting Act also contains provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. For example, the Victorian Minister has the power under the Gaming and Betting Act to declare a resolution of a general meeting of TABCORP null and void where the Victorian Minister is of the opinion that the resolution has been passed as a result of the exercise of voting rights that have been suspended under the Gaming and Betting Act or that cannot be exercised by virtue of the Gaming and Betting Act.

                  TABCORP's constitution confers certain powers on the TABCORP Board in order to assist in the enforcement of the shareholding restrictions under the Gaming and Betting Act and to enable TABCORP to comply with the Wagering and Gaming Licences. These are discussed in Section 16.10.

                  TABCORP's constitution also prohibits TABCORP from knowingly permitting a person to have voting power of more than 10% in TABCORP without the consent of the NSW Casino Control Authority. TABCORP proposes to seek amendments to its constitution at its next annual general meeting (expected to be held on 30 October 2003) with a view to a corresponding position applying under its constitution with respect to the Queensland State Government as currently applies with respect to the NSW Casino Control Authority (including so that the Queensland Minister responsible for administering the Casino Control Act 1982 (Qld) has similar powers under TABCORP's constitution as the NSW Casino Control Authority). The amendment of TABCORP's constitution to include these provisions may be a condition of the Regulatory Approvals required from the Queensland State Government in connection with the Ordinary Share Scheme.

                  TABCORP expects any such amendments to be approved at its annual general meeting. However, if the amendments are not approved by TABCORP's shareholders at its annual general meeting in circumstances where such approval is a condition of the Regulatory Approvals from the Queensland State Government, implementation of the Ordinary Share Scheme may be delayed or not proceed at all.

                  PROHIBITIONS ON DIRECTORS AND OTHER ACTIVITIES

                  TABCORP will be in breach of the Gaming and Betting Act if a director of TABCORP or of an operator of the Wagering Licence or Gaming Licence:

                  - is a director of, or is entitled to 5% or more of the voting shares in, the holder of a casino licence under the Casino Control Act 1991 (Vic) or the holder of a gaming operator's licence under the Gaming Machine Control Act; or

                  - is a Trustee of the Will and Estate of the late George Adams or a beneficiary in that Estate.

                  Further, TABCORP, its related bodies corporate and its associates (as defined in section 3(1) of the Gaming and Betting Act) are not permitted, amongst other things:

                  - to hold a casino licence under the Casino Control Act 1991 (Vic) or to be employed by or significantly associated with the holder of such a licence;

                  - to hold a gaming operator's licence under the Gaming Machine Control Act or to be employed by or significantly associated with the holder of such a licence (except for the purposes of the Club Keno
                           Act); or

                  - subject to certain exceptions, to hold a venue operator's licence under the Gaming Machine Control Act.

                  PROHIBITIONS ON CERTAIN ISSUES AND DISPOSALS OF SHARES

                  Under its constitution, TABCORP must obtain the written approval of the NSW Casino Control Authority before issuing shares in a new class of shares or disposing of any shares in certain subsidiaries - in particular, TABCORP Investments Pty Ltd and TABCORP Participant. TABCORP Investments Pty Ltd owns all the shares in Star City Holdings, which in turn owns all the shares in Star City. TABCORP Participant, amongst other things, holds shares in TABCORP Investments and TABCORP Investments Pty Ltd.

                  MAJOR CHANGES (INCLUDING IN RELATION TO ASSOCIATES)

                  It is a condition of the NSW Casino Licence that, except with the prior written approval of the NSW Casino Control Authority, Star City must not allow a major change in the state of affairs existing in relation to it if it is within Star City's power to prevent that change. Star City must also notify the NSW Casino Control Authority in writing of the likelihood of any change in such state of affairs.

                  A major change in the state of affairs existing in relation to Star City includes, amongst other things, any change in the state of affairs which results in a person becoming a close associate of Star City. Broadly speaking, a person will be a close associate of Star City if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

                  Similarly, TABCORP and an operator under the Wagering and Gaming Licences are required to notify the VCGA of any change which results in a person becoming an associate of either of them and the approval of the VCGA may be required before such a change occurs.

16.14    CONTRACTUAL ARRANGEMENTS WITH THE VICTORIAN RACING INDUSTRY

         As set out in Section 16.5, on 25 May 1994, TABCORP and certain of its subsidiaries entered into a Joint Venture Agreement, a Racing Program Agreement and a Product Supply Agreement with companies controlled by the Victorian Racing Industry.

         (a)      JOINT VENTURE AGREEMENT

                  The Joint Venture Agreement establishes an unincorporated joint venture between TABCORP Participant, a wholly owned subsidiary of TABCORP, and VicRacing Pty Ltd and entitles VicRacing Pty Ltd to a 25% interest in the income generated from and the expenses incurred in TABCORP's conduct of the activities under its Wagering Licence and Gaming Licence.

                  A wholly owned subsidiary of TABCORP carries out the day to day management of the joint venture in accordance with the terms of the Joint Venture Agreement, approved operating plans and budgets and the lawful directions of a management committee established under the Joint Venture Agreement. One representative of TABCORP Participant and one representative of VicRacing Pty Ltd are entitled to vote on the management committee. In general, each voting representative must vote in favour of a resolution for it to be approved by the management committee.

                  The TABCORP Group owns the principal assets (other than certain jointly-generated intellectual property) used in the conduct of the joint venture and employs the employees engaged in the conduct of the joint venture. The actual costs to the TABCORP Group of providing such assets and the services of the employees are charged to the joint venture. The TABCORP Group also provides (by way of loan) working capital required for the joint venture's day to day operations if, from time to time, there is a shortfall in money available from joint venture activities for that purpose. The provision of such working capital does not attract a funding charge and loans are repayable when sufficient money is available.

                  The joint venture management company is authorised to make a call on each of TABCORP Participant and VicRacing Pty Ltd if a loss occurs in any quarter. The amount called will be the amount necessary to cover the loss and will be made on each joint venturer in proportion to their relevant percentage interest in the joint venture.

                  If a joint venturer fails to pay a call, the other joint venturer is obliged to pay the relevant amount to the management company. That amount, plus a surcharge or interest charge, is a debt due and payable from the defaulting joint venturer to the other joint venturer. The Joint Venture Agreement contains a detailed regime pursuant to which such debts are repayable out of a defaulting joint venturer's income from the joint venture and, in the case of VicRacing Pty Ltd, also from product supply fees payable to Racing Products Victoria Pty Limited (see below).

                  The amount which is able to be recovered by TABCORP Participant in any one financial year is limited to the extent that the aggregate payments made to VicRacing Pty Ltd (as income from the joint venture) and Racing Products Victoria Pty Limited (as fees) otherwise would total less than $100 million in any financial year. This limitation is a timing limitation only and does not reduce the quantum recoverable.

                  Subject to two exceptions, a joint venturer may not grant security over or sell or transfer any of its interest in the joint venture without the consent of the other joint venturer (which may be granted or withheld by the other joint venturer in its absolute discretion). The first exception is the granting of certain security in favour of the other joint venturer. The second exception would allow VicRacing

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                                      148

                  Pty Ltd to sell or transfer the whole or part of its interest in the joint venture to one or more of the principal Victorian racing bodies.

                  The joint venture will terminate automatically if TABCORP ceases to hold wagering and gaming licences. In addition, the joint venture may be terminated:

                  -        by agreement between the joint venturers;

                  - by a joint venturer on 60 days' notice, if certain insolvency events occur in relation to the other joint venturer; or

                  - by TABCORP Participant on 60 days' notice, if any one or more of the Victoria Racing Club, the Moonee Valley Racing Club Inc., the Victoria Amateur Turf Club or the Melbourne Racing Club ceases for at least ninety days to have the right to conduct races and as a result the racing program (see below) is materially affected.

                  TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Joint Venture Agreement.

         (b)      RACING PROGRAM AGREEMENT AND PRODUCT SUPPLY AGREEMENT

                  The Racing Program Agreement and the Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to the TABCORP Group, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

                  Fees payable to Racing Products Victoria Pty Limited for the services under the Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing.

                  Under the Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year.

                  In general, until at least 24 hours after the running of each race, the TABCORP Group may only use the racing program provided under the Racing Program Agreement and information concerning thoroughbred, harness and greyhound racing provided under the Product Supply Agreement for the purposes of the joint venture between TABCORP Participant and VicRacing Pty Ltd.

                  In general, the joint venturers will not be permitted to obtain information relating to thoroughbred, greyhound and harness racing other than from Racing Products Victoria Pty Limited. However, if Racing Products Victoria Pty Limited were to default under the Product Supply Agreement, TABCORP Participant would be permitted to negotiate with interstate racing bodies for the supply of such

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                                      149

                  information. The fee to be paid to Racing Products Victoria Pty Limited would be reduced by the amounts paid to any interstate racing body.

                  The Racing Program Agreement and the Product Supply Agreement will terminate only upon termination of the Joint Venture Agreement.

                  TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Racing Program Agreement and the Product Supply Agreement.

16.15    LITIGATION

         Legal proceedings arise from time to time in the course of the TABCORP Group's business. TABCORP does not believe that the outcome of any current proceedings (as at the date of this Scheme Booklet) involving the TABCORP Group will have a material adverse effect on the business or financial position of the Merged Group.
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                                      150

SECTION 17 - INFORMATION ABOUT THE MERGED GROUP

17.1     OVERVIEW OF THE MERGED GROUP

         If the Merger proceeds, the Merged Group will be the largest gaming company in Australia with substantial earnings and an investment grade credit rating, and will be well positioned to pursue strategic opportunities in Australia and abroad. The Merged Group will operate approximately 18,000 gaming machines, with four casino and hotel facilities in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria, Keno operations on the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technology servicing business and an international monitoring, gaming and totalizator sales business.

             FIGURE 17.1.1: OPERATING STRUCTURE OF THE MERGED GROUP

                                 [TABCORP LOGO]

                           [TABCORP STRUCTURE CHART]

17.2     DESCRIPTION OF OPERATING DIVISIONS

         Jupiters' core businesses will be integrated within the three existing TABCORP operating divisions of wagering, gaming and casinos.

         WAGERING

         The Merged Group's wagering division will comprise TABCORP's existing Victorian wagering operations, TABCORP's Keno operations in Victoria (through the joint venture with Tattersall's) and incorporate Jupiters' existing keno businesses in New South Wales and Queensland, and Jupiters' electronic gaming machine monitoring business in Queensland. It will also include Jupiters International and sales of the Trackside system.
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                                      151

         GAMING

         The Merged Group's gaming division will comprise TABCORP's existing gaming machine operations in 271 venues throughout metropolitan and country Victoria.

         CASINOS

         The Merged Group's casinos division will comprise TABCORP's existing Star City Casino in Sydney and incorporate Jupiters three casino businesses, namely Conrad Jupiters, Conrad Treasury and Jupiters Townsville. The Gold Coast Entertainment and Convention Centre will also operate within the casinos division.

         TECHNICAL SERVICES

         The Merged Group's technical services division will comprise systems operations and field services and installation (including AWA Technology).

17.3     PROSPECTS OF THE MERGED GROUP

         The Merger will enhance TABCORP's position as Australia's premier gambling and entertainment company. The combined strengths of TABCORP and Jupiters, with four casino properties, in excess of 18,000 gaming machines across three states of Australia, approximately 400 casino tables, over 1,400 hotel rooms and apartments, Keno in nearly 2,000 venues across the eastern coast of Australia, gaming machine monitoring operations in Victoria and Queensland, and gaming technology sales and maintenance through Jupiters International and AWA, will consolidate TABCORP's position as the world's fifth largest publicly listed casino gambling and entertainment company.

         The Merger is expected to combine and leverage the considerable expertise in casino operations of both TABCORP and Jupiters and to enable greater operational scale to extract synergies across all areas of the combined business.

         The combined entity will be able to combine and leverage Jupiters' Keno expertise with TABCORP's Trackside business and further extract benefits from the Merged Group's expertise in information technology and maintenance services through AWA Technology Services and Jupiters International.

         The Merger will reduce the dependency of the combined business on any particular regulatory jurisdiction, broaden the skill base and expertise of both TABCORP and Jupiters and position the Merged Group for future opportunities.

17.4     TABCORP'S INTENTIONS IN RELATION TO JUPITERS

         (a)      INTRODUCTION

                  This Section 17.4 sets out TABCORP's intentions, on the basis of the facts and information concerning Jupiters which are known to it and the existing circumstances affecting the business of Jupiters, in relation to the following:

                  -        the continuation of the business of Jupiters;

                  - changes to the business of Jupiters and any redeployment of the fixed assets of Jupiters;
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                                      152

                  - the future employment of the present employees of Jupiters;

                  - Jupiters' Casino Management Agreements with BI Gaming Corporation;

                  -        the composition of the Jupiters Board;

                  - the inclusion of Jupiters in the official list of ASX;

                  -        the RPS and US Notes; and

                  -        US reporting obligations.

                  The intentions of TABCORP Investments concerning the above are the same as the intentions of TABCORP as set out in this
                  Section 17.4.

                  The intentions and statements of future conduct set out in this Section 17.4 must be read as being subject to:

                  - the law (including the Corporations Act) and the ASX Listing Rules, including in particular the requirements of the Corporations Act and the ASX Listing Rules in relation to "related party" transactions and conflicts of interest. In this regard, certain exceptions to the "related party" transaction requirements will not apply if the Ordinary Share Scheme is implemented, but the RPS Scheme does not become effective (until either all of the RPS are acquired by TABCORP Investments through other means or all of the RPS have been redeemed); and

                  - the legal obligations of the Jupiters directors at the time and the requirements and policies from time to time of various governments (including under legislation regulating gambling) in relation to the activities and operations of the Merged Group.

         (b)      CONDUCT OF BUSINESS AND DEPLOYMENT OF FIXED ASSETS

                  On the basis of the information concerning Jupiters known to TABCORP as at the date of this Scheme Booklet and subject to the matters set out below, it is the intention of TABCORP that, if the Ordinary Share Scheme becomes effective:

                  - the business of Jupiters will be continued in substantially the same manner as it is presently being conducted;

                  - no substantial changes will be made to the business of Jupiters and there will not be any redeployment of the fixed assets of Jupiters; and

                  - TABCORP will work with the Jupiters management team towards enhancing the operations of Jupiters' existing businesses.

                  The key exception concerns the Centrebet Business. As set out in Section 7.1, Jupiters is pursuing a process to sell the Centrebet Business. If Centrebet Sale Completion does not occur by 31 October 2003, however, Jupiters may still own the Centrebet Business at the Implementation Date for the Ordinary Share Scheme. In these circumstances, TABCORP will continue to pursue the signing of a Centrebet Sale Agreement until 30 June 2004 (with Centrebet Sale

                  Completion to occur at any time before 30 September 2004). Pending such sale, TABCORP Issuer is required under the terms of the Centrebet Note Deed in relation to the Centrebet Notes to procure that the Centrebet Business is conducted in a manner that has due regard to potential economic interests of Centrebet Noteholders under the Centrebet Notes and so that any changes made to the Centrebet Business by TABCORP that are likely to have a material adverse effect on the performance of the Centrebet Business are based on legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in a jurisdiction in which the Merged Group operates or proposes to operate. Given the TABCORP Group's current operations in, or immediate plans to expand its operations into, Denmark, Norway and the United States of America (as set out in Section 16.7(c)), at or about the time at which the Merger is implemented, TABCORP intends to seek legal advice in relation to those jurisdictions and Centrebet's then current operations. TABCORP may also seek legal advice in relation to other jurisdictions. If necessary, following implementation of the Merger, TABCORP would procure the implementation of such changes as it considered necessary based on that legal advice.

                  TABCORP intends to develop and maintain the business of the Jupiters Group through combining Jupiters' three casino businesses with the Star City Casino business as part of a combined casino operations division. The casino operations will initially be based out of Jupiters' Gold Coast premises. TABCORP also intends that Jupiters will continue to develop and, once it is completed, will operate the Gold Coast Convention and Exhibition Centre.

                  TABCORP expects to retain Jupiters' rebate play program. This segment of the business will be sufficiently small as a percentage of the Merged Group's business that any effects from volatility inherent in this segment are not anticipated to materially impact the Merged Group's total business.

                  TABCORP intends to combine its knowledge and expertise in casino, club and hotel gaming and wagering with Jupiters' casino knowledge and experience and to leverage off Jupiters' considerable expertise in Keno to enhance the Merged Group's businesses, and in a manner consistent with applicable regulatory requirements.

                  All Keno businesses will be combined into the Keno group, which will be a sub-division of the wagering division. Jupiters' existing gaming machine monitoring business will become a sub-division of the wagering division.

                  The Jupiters International business will also form a sub-division of the wagering division and will incorporate the international sales arm of the TABCORP Group's existing Trackside business.

                  AWA Technology Services will become a sub-division of the technical services division drawing on the combined expertise of Merged Group.

                  TABCORP will undertake a detailed review of the assets, liabilities, business activities, remuneration practices and operating performance of the Jupiters Group with a view to determining how the performance of all operations can be enhanced.

         (c)      EMPLOYEES

                  In undertaking its review of the assets, business and operations of the Jupiters Group, TABCORP will review the position generally of Jupiters' employees. However, given the nature of Jupiters' business and TABCORP's current operations, TABCORP would not anticipate significant redundancies at an operational level as a result of the Merger.

                  TABCORP also intends to review the corporate office, administrative, information technology and finance functions of the Merged Group. This review will be conducted to assess opportunities for obtaining efficiency gains in these areas and, if appropriate, to avoid any duplication of functions. A consequence of this review may be that a number of employees are made redundant, although this will ultimately depend on the outcome of the review.

                  The sale of the Centrebet Business or the changes to that business described above may involve the transfer of employees of the Centrebet Business to a purchaser and/or some of those employees being made redundant.

         (d)      SHAREHOLDER DISCOUNT CARD

                  Jupiters Ordinary Shareholders are currently entitled to certain discounts at the Jupiters casinos located in Brisbane, Gold Coast and Townsville.

                  TABCORP is currently reviewing its policy in regard to offering shareholders discounts and expects to put in place a program that will reward shareholders for their loyalty to the company.

                  Until the introduction of such a program, TABCORP intends to procure that Jupiters continues to provide the benefits contemplated by the existing Jupiters shareholder discount plan to Jupiters Ordinary Shareholders who receive TABCORP Shares under the Ordinary Share Scheme, for so long as they continue to hold those TABCORP Shares.

         (e)      CASINO MANAGEMENT AGREEMENTS

                  While BI Gaming Corporation holds the Casino Management Agreements in relation to the Conrad Jupiters and Conrad Treasury casinos, TABCORP intends to work with BI Gaming Corporation to develop those casino businesses. The Merged Group will also seek to acquire BI Gaming Corporation's interest in those management agreements at an appropriate price, or procure the agreed termination of those management agreements for an appropriate price, if the Ordinary Share Scheme becomes effective. TABCORP has had preliminary discussions with BI Gaming Corporation to that end. The Merger is not conditional on TABCORP acquiring or procuring the termination of the Casino Management Agreements.

                  The Casino Management Agreements expire on 10 April 2010 (unless they are terminated earlier in accordance with their terms). TABCORP does not intend that Jupiters will seek to renew either management agreement.

         (f)      JUPITERS BOARD

                  If the Ordinary Share Scheme becomes effective, TABCORP will procure that the Jupiters Board is reconstituted so that it comprises persons nominated by TABCORP. It is proposed that, shortly after the Ordinary Share Scheme becomes effective, the Jupiters Board will comprise Matthew Slatter, David Elmslie and Peter Caillard. Any appointment to the Jupiters Board requires the approval of the Treasurer of Queensland.

         (g)      ASX

                  If the Ordinary Share Scheme becomes effective, an application will be made to remove Jupiters from the official list of ASX.

         (h)      RPS

                  If the Ordinary Share Scheme becomes effective, but the RPS Scheme does not become effective:

                  - If it is entitled to do so, TABCORP Investments will seek to compulsorily acquire all the RPS which it does not own under the general compulsory acquisition provisions of chapter 6A of the Corporations Act. TABCORP Investments would first need to have full beneficial interests in at least 90% by value of all of the securities of Jupiters which are shares or convertible into shares. It is possible that as a result of the combination of any or all of the subscription for RPS by TABCORP Investments as contemplated by Sections 19.1(e) and 19.2, and the acquisition of RPS by TABCORP Investments as a result of RPS Holders giving Trigger Event Conversion Notices (as described in Section 13.4(b)), TABCORP Investments would have full beneficial interests in at least 90% by value of all of the securities of Jupiters which are shares or convertible into shares upon or shortly after implementation of the Ordinary Share Scheme.

                           Under the compulsory acquisition provisions, TABCORP Investments would be required to offer cash and provide to RPS Holders an independent expert's report stating whether the terms offered by TABCORP Investments give a fair value for the RPS and whether TABCORP Investments satisfied this "90% by value" test. Without ASIC's consent, TABCORP Investments may only exercise this compulsory acquisition power within six months after becoming entitled to do so. In this respect, if TABCORP Investments considers it necessary and appropriate in particular circumstances, TABCORP Investments may apply to ASIC for a modification to the Corporations Act so that the six month period is halted. By way of example, if TABCORP Investments is required to apply to the Court in order to implement compulsory acquisition of the RPS which it does not own, TABCORP Investments may apply for an ASIC modification to the Corporations Act so that time stops running between the time of that application and the end of all proceedings in relation to that application (including appeals).

                  - TABCORP will procure that Jupiters exercises its rights under the RPS Terms to elect to redeem, or (if applicable) arrange for the sale to TABCORP Investments of, any RPS which are the subject of a conversion notice under the RPS Terms. TABCORP's intention is to procure that Jupiters does not allow RPS to convert into Jupiters Ordinary Shares following the lodgment of any such conversion notice. If a conversion date under the RPS Terms occurs after the Implementation Date for the Ordinary Share Scheme, because certain dividends will have been paid by Jupiters (including the Special Dividend and, potentially, the Centrebet Dividend) before the conversion date, and because Jupiters Ordinary Shares will have ceased trading on ASX on the Effective Date for the Ordinary Share Scheme (and therefore before the relevant conversion date), the new Jupiters Board will likely exercise its discretion under the RPS Terms to adjust the Conversion Minimum or the VWAP for Jupiters Ordinary Shares so that RPS Holders receive an appropriate cash amount on that conversion date by way of consideration for the redemption of the relevant RPS or the transfer of the relevant RPS to TABCORP Investments (as applicable). The Jupiters Board will be required to take into account the prevailing circumstances in determining what constitutes an appropriate amount and, in particular, will take into account the fact that the VWAP for Jupiters Ordinary Shares over a period before the Effective Date for the Ordinary Share Scheme will likely incorporate some value in recognition of the proposed Special Dividend and, potentially, the Centrebet Dividend. In the case where the Trigger Event Conversion Date is after the Effective Date for the Ordinary Share Scheme, it is expected that the relevant amount would equal the greater of the Minimum Trigger Event Repurchase Amount, being $100.16, and the amount determined by multiplying the current Conversion Minimum by the VWAP for Jupiters Ordinary Shares over the 20 Business Days immediately before the cessation of trading of those shares. The Independent Expert's estimate of this value is $101.12. This amount would reflect what the RPS Holder would have received had the Trigger Event Conversion Date occurred prior to the Effective Date for the Ordinary Share Scheme.

                  - If RPS remain on issue on 9 January 2007, TABCORP will procure that Jupiters exercises its right to elect to redeem all RPS on 9 March 2007. Given that it is expected that Jupiters Ordinary Shares will cease trading on ASX from the Effective Date for the Ordinary Share Scheme, it is expected that the Jupiters Board will exercise its discretion under the RPS Terms to ensure that the consideration received by each RPS Holder on redemption will be an appropriate amount in light of the prevailing circumstances.

         (i)      US NOTES

                  If the Ordinary Share Scheme becomes effective, TABCORP will procure that Jupiters complies with its existing obligations under Jupiters' US Note Deed.

                  As a result of the Ordinary Share Scheme becoming effective, Jupiters will be obliged to offer to repurchase all the US Notes issued under that US Note Deed, in each case at a purchase price equal to 101% of their principal amount plus accrued

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                                      157

                  and unpaid interest (if any) to the purchase date nominated by Jupiters. That date cannot be later than 90 days following the date on which TABCORP Investments becomes the beneficial owner of all the Jupiters Ordinary Shares. For this purpose, TABCORP Investments will be deemed to have beneficial ownership of shares which it has the right to acquire (whether exercisable immediately or only after the passage of time).

                  Given the interest rate applicable to the US Notes, TABCORP considers it unlikely that many such offers will be accepted. However, TABCORP will procure that Jupiters has available to it the funds required to satisfy any payment obligations arising from the acceptance of such offers. The maximum amount of funds which would be required if all holders of US Notes were to accept the offer would be US$136.35 million plus accrued interest. The funding will be provided to Jupiters through Jupiters' existing facilities, intercompany borrowings and/or equity contributions from companies within the Merged Group as determined by TABCORP.

         (j)      US REPORTING OBLIGATIONS

                  Jupiters is a reporting company under the United States Exchange Act of 1934 (the "Exchange Act") and as such is required to file its annual reports with the Securities and Exchange Commission (the "SEC"). It is not intended that TABCORP will be a reporting company. Rather, TABCORP is included in the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act. This exemption requires TABCORP to submit certain information to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act.

17.5     MERGER BENEFITS

         (a)      INTRODUCTION

                  This Section 17.5 outlines possible merger benefits which may flow to the Merged Group as a result of the Merger and carrying into effect the intentions set out in Section 17.4.

                  The identification and quantification of synergies has been based on due diligence enquiries undertaken by TABCORP of Jupiters. At this stage, high-level and provisional estimates of potential Merger cost savings and the impact on the earnings of the Merged Group have been made. The achievement of the Merger cost savings within the timeframe contemplated or at all is subject to the integration risks set out in
                  Section 18.5.

                  The purpose of this Section is to provide a guide to TABCORP's expectations as to the Merger cost savings, based on information available to it to date. This Section 17.5 is intended to assist Jupiters Ordinary Shareholders in reaching their own conclusions as to the benefits likely to be realised.

         (b)      SUMMARY OF PROJECTED MERGER COST SAVINGS

                  Assuming the successful completion of the Merger, TABCORP estimates annual pre-tax profit enhancement as a result of cost synergies of approximately $10.2 million. The majority of these enhancements are expected to be achieved by the anniversary of the Merger and relate to the rationalisation of corporate office, administrative, information technology and finance functions, and, utilising some of the Merged Group's purchasing power.

                  In addition to the above cost synergies, incremental cost savings will be available in relation to integration of some activities between the Star City and Jupiters casino operations. Because most of the Jupiters casino operations are currently managed by BI Gaming Corporation, such cost synergies will require the close co-operation of TABCORP and BI Gaming Corporation (on the assumption that BI Gaming Corporation does not sell to the TABCORP Group its interest in the Casino Management Agreements or agree to the early termination of these agreements). Given that discussions between TABCORP and BI Gaming Corporation are not advanced, such cost savings are not included in the $10.2 million figure set out above.

         (c)      SUMMARY OF PROJECTED MERGER IMPLEMENTATION COSTS

                  In order to realise the Merger cost savings quantified above, the TABCORP Board believes that incremental one-off Merger implementation costs (excluding transaction fees) of approximately $15.4 million (pre tax) are likely to be incurred. The majority of these expenses are expected to be incurred during the first six months following completion of the Merger.

17.6     MERGED GROUP PRO-FORMA FINANCIAL INFORMATION FOR THE YEAR ENDED 30 JUNE
         2003

         (a)      OVERVIEW

                  Set out below is selected information which has been derived from:

                  - the audited consolidated statements of financial performance and cashflows of TABCORP for the year ended 30 June 2003, adjusted consolidated statements of financial performance and cashflow of Jupiters for the year ended 30 June 2003 and pro-forma statements of financial performance and cashflows of the Merged Group for the year ended 30 June 2003 (assuming that the Merger was effective as at 30 June 2002); and

                  - the audited statement of financial position of TABCORP as at 30 June 2003, an adjusted statement of financial position of Jupiters as at 30 June 2003 and a pro-forma statement of financial position of the Merged Group as at 30 June 2003 (assuming that the Merger was effective as at 30 June 2003).

                  The unaudited pro-forma combined financial information is for illustrative purposes only. If the transaction had occurred in the past, the Merged Group's financial position and operating results would likely have been different from that presented in the pro-forma statement of financial performance, pro-forma statement of cashflows and the pro-forma statement of financial position.

         (b)      KEY ASSUMPTIONS

                  The following key assumptions have been used to compile the pro-forma statements of financial performance, cashflows and financial position.

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                                      159

                  A. PRICING OF THE TRANSACTION

                  The price of TABCORP Shares has been assumed to be $10.75, the volume weighted average sale price of TABCORP Shares on ASX for the three months prior to 31 August 2003. This implies an average value for Jupiters Ordinary Shares of $5.43 for the cash and shares component provided by the TABCORP Group and, taking into account the Special Dividend to be paid by Jupiters, implies an average value of $6.18 per Jupiters Ordinary Share (exclusive of any value attributable to franking credits or to the Centrebet Component). This implied value of $6.18 has been used in calculating the acquisition cost.

                  This implied value will vary depending on the price of TABCORP Shares in the period up to the Implementation Date for the Ordinary Share Scheme.

                  B. RPS

                  Both the Ordinary Share Scheme and the RPS Scheme are implemented.

                  If the RPS Scheme is not implemented then the pro-forma statement of financial performance would be adjusted marginally to reflect a change in interest rate assumptions with the consequential tax effects. The pro-forma statement of financial performance would be adjusted to reflect the reduction in the Merged Group's borrowings.

                  C. JUPITERS OPTIONS

                  All Jupiters Options are cancelled pursuant to the Option Cancellation Deeds (that is, no Jupiters Option is exercised before the Implementation Record Date for the Ordinary Share Scheme).

                  D. ACQUISITION COSTS AND FINANCING THE PURCHASE

                  The purchase of Jupiters Ordinary Shares will be financed by the issue of new TABCORP Shares ($520.6 million based on the $10.75 price referred to above) and cash ($575.1 million).

                  The purchase of RPS ($200.2 million) and the cancellation of Jupiters Options ($3.3 million) will be financed by cash.

                  The value of the Special Dividend ($151.4 million) is incorporated in the incremental "Non current borrowings" in the pro-forma statement of financial position.

                  Having regard to the underwriting agreement that has been entered into by TABCORP with respect to its dividend reinvestment plan, it is assumed that 65% of the dividends paid by TABCORP in respect of the year ended 30 June 2003 are reinvested in a new issue of TABCORP Shares and the number of TABCORP Shares used in the calculation of earnings per share has been adjusted accordingly.

                  E. TRANSACTION COSTS

                  For the purposes of the pro-forma statements of financial performance, cashflows and financial position, it has been assumed that the estimated transaction costs of

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                                      160

                  $30.5 million are paid in cash at the Implementation Date for the Ordinary Share Scheme.

                  The estimated transaction costs of $30.5 million in relation to the acquisition have been capitalised as part of the acquisition cost.

                  Transaction costs of $4.0 million after tax incurred by Jupiters prior to 30 June 2003 have been excluded from Jupiters' adjusted audited statements of financial performance and cashflows.

                  F. SYNERGIES

                  Cost synergies of $10.2 million (pre tax) relating to the rationalisation of corporate office, administrative, information technology and finance functions and utilising some of the Merged Group's purchasing power have been incorporated in the pro-forma statements of financial performance and cashflows.

                  The above amounts have been tax effected where applicable.

                  No revenue synergies are assumed.

                  G. RESTRUCTURING COSTS

                  One-off Merger implementation costs (excluding transaction costs) of $15.4 million (pre tax) have been estimated.

                  Of the total one-off Merger implementation costs estimated, costs of $9.4 million (pre tax) (relating to preliminary plans associated with the restructure of the Merged Group) have been provided for in a pre-acquisition account and are incorporated in the pro-forma statement of financial position.

                  Of the total one-off Merger implementation costs estimated, costs of $6.0 million (pre tax) (relating to the delivery of the synergies) have been expensed and are incorporated in the pro-forma statements of financial performance (and are identified as non-recurring items) and the pro-forma statement of cashflows.

                  The above amounts have been tax effected where applicable.

                  H. FAIR VALUE ADJUSTMENTS

                  TABCORP has undertaken limited due diligence and has identified the following fair value adjustments at acquisition.

                  Net fair value adjustments of $90.0 million have been incorporated in the pro-forma statement of financial position, resulting in a decrease in net assets.

The table below outlines the key adjustments:

                         ($m)                               ADJUSTMENTS
-----------------------------------------------------------------------
H1 Prepaid rental on Conrad Treasury                            41.9
H2 Carrying value of US Notes and cross currency swaps          21.5
H3 Provision for restructure and other provisions                9.6
H4 Deferred borrowing costs                                      5.8
H5 Other asset revaluations                                     14.5
H6 Movements in deferred tax balances                           (3.3)
                                                                ----
TOTAL                                                           90.0
                                                                ----

                  There may be revisions of the amounts or further fair value adjustments identified at a later stage, which would have an offsetting adjustment to goodwill. Furthermore, movements in the assumed price of TABCORP Shares at the Implementation Date for the Ordinary Share Scheme (assumed at $10.75 - see assumption A above) would have a similar impact on goodwill.

                  H1. PREPAID RENTAL ON CONRAD TREASURY

                  The adjustment of $41.9 million to prepaid rent incorporated in "Intangibles and other assets" in the pro-forma statement of financial position is to bring Jupiters' accounting policies into line with TABCORP's policies.

                  The pro-forma statement of financial performance also reflects this change in accounting policy, with the change negatively impacting the pro-forma EBITDA by $4.3 million. See Section 16.7(g) for details of TABCORP's accounting policies.

                  H2. CARRYING VALUE OF US NOTES AND CROSS CURRENCY SWAPS

                  The adjustment to the carrying value of the US Notes and cross currency swaps of $21.5 million is to reflect the mark-to-market impact of derivatives at 30 June 2003 and is incorporated in "Non current borrowings" in the pro-forma statement of financial position.

                  H3. PROVISION FOR RESTRUCTURE AND OTHER PROVISIONS

                  Of the $9.6 million, $9.4 million relates to the provision for restructure described above under restructuring costs and the preliminary plans associated with the restructure of the Merged Group. The remaining $0.2 million relates to an adjustment to employee entitlements.

                  H4. DEFERRED BORROWING COSTS

                  The adjustment of $5.8 million to the deferred borrowing costs incorporated in "Intangibles and other assets" in the pro-forma statement of financial position reflects the assumed write off of the deferred borrowing costs applicable to RPS (since RPS are assumed to be acquired by TABCORP Investments under the RPS Scheme - see assumption B above).

                  H5. OTHER ASSET REVALUATIONS

                  "Other asset revaluations" includes an adjustment to the carrying value of the Jupiters Townsville casino and write downs of certain other assets incorporated in "Land and buildings" in the pro-forma statement of financial position, totalling $14.5 million.

                  H6. MOVEMENTS IN DEFERRED TAX BALANCES

                  The deferred tax liability has been reduced by the tax effect of $0.5 million on deferred borrowing costs and is incorporated in "Non current liabilities" in the pro-forma statement of financial position. The future income tax benefit has increased by $2.8 million ($0.1 million in respect of employee entitlements and $2.7 million in respect of the provision for restructure) and is incorporated in "Intangibles and other assets" in the pro-forma statement of financial position.

                  I. CENTREBET

                  Centrebet Sale Completion is assumed to have occurred before implementation of the Merger and no adjustments are made for the retention by the Merged Group of $500,000 from the gross Centrebet Sale proceeds.

                  The revenue, expenses and consequential profits of the Centrebet Business have been excluded from the audited statements of financial performance and cashflow of Jupiters and, together with the adjustments relating to the $4.0 million (after tax) in Merger costs incurred by Jupiters, form the adjusted audited statements of financial performance and cashflows for Jupiters.

                  The assets and associated liabilities relating to the Centrebet Business have been excluded from the audited statement of financial position of Jupiters to form the adjusted statement of financial position for Jupiters.

                  Refer to Section 7 for details in relation to the sale of the Centrebet Business.

                  J. GOODWILL

                  The pro-forma statement of financial position eliminates the assumed cost of the acquisition of Jupiters Ordinary Shares and RPS, the payment of the Special Dividend and the cancellation of the Jupiters Options, of $1,481.1 million which is $902.0 million in excess of the net assets to be acquired as at 30 June 2003 after making the fair value adjustments referred to above.

                  The excess of $902.0 million has been designated as goodwill subject to amortisation over the period in which the benefit is expected to be realised and is amortised over 20 years such that goodwill amortisation of $45.1 million is incurred per annum in the pro-forma statement of financial performance.

                  The pro-forma statement of financial performance aggregates historical results of TABCORP (excluding non-recurring items) and the historical results of Jupiters (excluding the Centrebet Business) and an adjustment has been made for the amortisation of goodwill on the basis described above.

                  K. NET INTEREST EXPENSE

                  The pro-forma statement of financial performance assumes a 6.2% interest rate on the pro-forma gross debt of $1,992.6 million and that the gross debt remained unchanged throughout the year.

                  The pro-forma statement of financial performance also assumes an effective interest rate of 3.1% for the cash and deposits and that the cash and deposits remain unchanged throughout the year. The rate reflects the requirement to maintain cash on hand at the casino facilities in Queensland and in New South Wales.

                  The pro-forma statement of cashflows assumes that the additional net interest expense is a cash item.

                  Net interest expense has been tax effected.

         (c)      PRO-FORMA STATEMENT OF FINANCIAL PERFORMANCE OF THE MERGED
                  GROUP

                  Figure 17.6.1 sets out selected information which has been derived from the audited consolidated statement of financial performance of TABCORP for the year ended 30 June 2003, an adjusted consolidated statement of financial performance of Jupiters for the year ended 30 June 2003 and a pro-forma statement of financial performance for the Merged Group (assuming that the Merger was effective as at 30 June 2002). It is a summary only.

                  FIGURE 17.6.1: PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE MERGED GROUP

               ($m)                  TABCORP   JUPITERS   ADJUSTMENTS    NOTES   MERGED GROUP
---------------------------------------------------------------------------------------------
Net revenue*                         1,900.7    710.4           -                  2,611.1
EBITDA                                 540.5    173.2         6.4       F,H1,K       720.1
EBITA                                  453.3    129.2         6.4                    588.9
EBIT                                   435.3    123.4       (38.7)        J          520.0
Interest expense                       (48.5)   (36.1)      (33.4)                  (118.0)
                                     -----------------------------------------------------
PBT (EXCLUDING NON-RECURRING ITEMS)    386.8     87.3       (72.1)                   402.0
Tax expense                           (123.6)   (27.5)        7.1                   (144.0)
                                     -----------------------------------------------------
NPAT (EXCLUDING NON-RECURRING
ITEMS AND PRE GOODWILL
AMORTISATION)                          281.0     65.5       (19.7)                   326.8
NPAT (EXCLUDING NON-RECURRING
ITEMS AND POST GOODWILL
AMORTISATION)                          263.2     59.8       (65.0)                   258.0
NON-RECURRING ITEMS                     10.6      4.0         6.0                     20.6
                                     -----------------------------------------------------
NPAT (post goodwill amortisation)      252.6     55.8       (71.0)                   237.4
EPS (excluding non-recurring items
and pre goodwill amortisation)          76.4       na          na                     76.9
---------------------------------------------------------------------------------------------

* Net revenue is defined as revenue after payment of rebates on table games commission play and cash back on electronic gaming machines at casinos.

                  The notes above refer to the assumptions set out in Section 17.6(b).

         (d)      PRO-FORMA STATEMENT OF CASHFLOWS FOR THE MERGED GROUP

                  Figure 17.6.2 sets out selected information which has been derived from the audited consolidated statement of cashflows for TABCORP for the year ended 30 June 2003, an adjusted consolidated statement of cashflows for Jupiters for the year ended 30 June 2003 and a pro-forma statement of cashflows for the Merged Group for the year ended 30 June 2003 (assuming that the Merger was effective as at 30 June 2002). It is a summary only.

                  FIGURE 17.6.2: PRO-FORMA CONSOLIDATED STATEMENT OF CASHFLOWS FOR THE MERGED GROUP

              ($m)                TABCORP   JUPITERS   ADJUSTMENTS   NOTES   MERGED GROUP
-----------------------------------------------------------------------------------------
EBITDA                             540.5     173.2         6.4      F,H1,K,     720.1
Income tax paid                   (121.8)    (45.5)        7.1                 (160.2)
Other cashflow from operations*    (52.4)    (41.1)      (33.4)                (126.9)
                                  ---------------------------------------------------
TOTAL CASHFLOW FROM OPERATIONS     366.3      86.6       (19.9)                 433.0
                                  ---------------------------------------------------

* Comprises borrowing costs paid and interest received.

                  The notes above refer to the assumptions set out in Section 17.6(b).

         (e)      PRO-FORMA STATEMENT OF FINANCIAL POSITION OF THE MERGED GROUP

                  Figure 17.6.3 sets out selected information which has been derived from the audited consolidated statement of financial position of TABCORP as at 30 June 2003, an adjusted consolidated statement of financial position of Jupiters as at 30 June 2003 and a pro-forma statement of financial position of the Merged Group as at 30 June 2003 (assuming the Merger was effective as at 30 June 2003). It is a summary only.

                  FIGURE 17.6.3: PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE MERGED GROUP

             ($m)                TABCORP   JUPITERS   ADJUSTMENTS   NOTES     MERGED GROUP
------------------------------------------------------------------------------------------
Cash and deposits                  118.8       63.4          -                    182.2
Other current assets                39.6       44.9          -                     84.5
                                 ------------------------------------------------------
TOTAL CURRENT ASSETS               158.4      108.3          -                    266.7

Land and buildings                 759.2      756.5      (14.5)       H5        1,501.2
Licences and casino management
contract                         1,081.8        9.7          -                  1,091.5
Intangibles and other assets       400.1      146.8      857.2      H1,H4,      1,404.1
                                                                    H6, J
                                 ------------------------------------------------------
TOTAL ASSETS                     2,399.5    1,021.3      842.7                  4,263.5

Current borrowings                 450.9       42.7          -                    493.6
Current liabilities                238.2       97.7        9.6      H3,H5,H6      345.5

Non current borrowings             315.0      392.3      791.7      D,H2        1,499.0
Non current liabilities             75.5        9.7       (0.5)                    84.7
                                 ------------------------------------------------------
TOTAL LIABILITIES                1,079.6      542.4      800.8                  2,422.8

SHAREHOLDERS' FUNDS              1,319.9      478.9       41.9                  1,840.7
                                 ------------------------------------------------------

                  The notes above refer to the assumptions set out in Section 17.6(b).

17.7     DIVIDENDS

         On 13 August 2003, TABCORP announced a fully franked dividend of 34 cents per share in respect of the six months ended 30 June 2003. TABCORP paid a fully franked dividend of 33 cents in respect of the six months ended 31 December 2002.

         TABCORP paid a fully franked dividend of 63 cents per share in respect of the financial year ended 30 June 2002, being 31 cents in respect of the six months to December 2001 and 32 cents in respect of the six months to 30 June 2002. This compared to 51 cents for the year ended 30 June 2001.

         TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-Merger, subject to the availability of sufficient profits and franking credits.

17.8     FINANCIAL FORECASTS OF THE MERGED GROUP

         Section 17.6 sets out pro-forma financial information for the year ended 30 June 2003 to provide Jupiters Ordinary Shareholders with information as to the profile and performance of the Merged Group (assuming that the Merger was effective as at 30 June 2002). The TABCORP Board has determined not to include information in relation to the financial performance of the Merged Group beyond 30 June 2003 as it is not able to provide forecast information which is sufficiently meaningful and reliable to include in this Scheme Booklet. The TABCORP Board considers that the pro-forma financial information for the year ended 30 June 2003 provides Jupiters Ordinary Shareholders with a more meaningful and reliable profile of the performance and financial position of the Merged Group than would forecasts.

         In this regard, the Merged Group's performance in any period will reflect a number of factors that cannot be predicted with a high level of confidence and are outside its control. These factors include general economic factors, such as the extent of consumer confidence, the size of average household disposable income and the level of tourism and specific factors, such as the degree of change in the regulatory environment. Relevant considerations to the performance of the Merged Group's business are outlined in Section 18.

17.9     CREDIT RATING

         As at the date of this Scheme Booklet and having been briefed on the proposed Merger, Standard & Poor's has assigned TABCORP an investment grade credit rating of BBB+ with a negative outlook.

SECTION 18 - RISK FACTORS

18.1     INTRODUCTION

         If the Ordinary Share Scheme becomes effective, TABCORP Shares will be issued to Jupiters Ordinary Shareholders, or in respect of their Jupiters Ordinary Shares, as part of the consideration for their Jupiters Ordinary Shares. The value of the entitlements which Jupiters Ordinary Shareholders receive under the Ordinary Share Scheme may therefore be dependent on the value of TABCORP Shares.

         There are many factors that may influence the price of TABCORP Shares and future dividends paid on TABCORP Shares, including those that apply to investments generally, those that apply, and will continue to apply, specifically to the business of the Jupiters Group and those that apply, and will continue to apply, specifically to the business of the TABCORP Group. Some of the specific risks can be mitigated by the use of safeguards and appropriate controls but some are likely to remain outside the control of the TABCORP Group and the Merged Group.

         It is therefore important to be aware of risks that may affect the value of TABCORP Shares and the future performance of the Merged Group, which include those set out below.

         The Independent Expert's Report also refers to a number of risk factors. These are found in Appendix A, in particular in paragraph 19(b)(ii) of the Independent Expert's letter to Jupiters' Directors and Table 7.10 and appendix A to the Independent Expert's Report itself.

18.2     GENERAL RISK FACTORS

         The value of TABCORP Shares and the performance of the Merged Group depend upon discretionary spending by businesses and individuals. Changes in economic factors such as interest rates and inflation, employment levels and consumer costs, consumer spending, consumer sentiment and market volatility, can be expected to impact, either favourably, or unfavourably, on the business of the TABCORP Group and of the Merged Group and the market price of TABCORP Shares.

         For instance, recent terrorist activity and SARS is reported to have impacted upon consumer spending, air travel and the general economy, which could affect the financial performance of the TABCORP Group and the Merged Group and the market price of TABCORP Shares.

         The financial performance of the TABCORP Group and the Merged Group and the market price of TABCORP Shares could fluctuate in response to factors such as actual or anticipated variations in the operating results of the TABCORP Group and the Merged Group, the introduction of new products or services by the TABCORP Group and the Merged Group or by competitors, conditions or trends in the casino, gaming and wagering industries, government or public action adverse to those industries, changes in market valuations of other gaming companies, additions or departures of key personnel, high volume sales of TABCORP Shares (including, in the immediate term, as a result of the sale of TABCORP Shares issued in respect of Ineligible Overseas Shareholders under the Ordinary Share Scheme). Many such factors will be beyond the control of the TABCORP Group and the Merged Group.

18.3     SPECIFIC RISK FACTORS RELATING TO THE JUPITERS GROUP

         There are risks currently relevant to the businesses of the Jupiters Group which will continue to be relevant to those businesses after the Merger. Such risks have been disclosed to Jupiters Ordinary Shareholders previously, including under the prospectus for the offer of RPS dated 28 February 2002. Those risks may affect the value of TABCORP Shares and the future financial performance of the Merged Group.

         One such risk is the risk that Centrebet's operations could be found to violate laws outside the Northern Territory and the United Kingdom. While legal in the Northern Territory and the United Kingdom, where Centrebet's licences were granted, gambling on the internet is generally considered to be illegal under the federal laws of the United States of America, some US state laws and the laws of some other jurisdictions.

         If the Ordinary Share Scheme becomes effective, and Centrebet Sale Completion has not occurred by that time, TABCORP is entitled to make changes to the Centrebet Business if it receives legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in any jurisdiction in which the Merged Group (including Centrebet) operates or proposes to operate. There is a risk that Centrebet's internet operations could be found to violate, or have violated, laws outside the jurisdictions in which the operations may be licensed. Any such past, present or future violations by Centrebet could have an adverse effect on the Merged Group's business, financial condition, results or operations.

         Some of the other risks relating to the Jupiters Group which may affect the value of TABCORP Shares and the future financial performance of the Merged Group correspond to the specific risk factors in relation to the TABCORP Group which are set out in Section 18.4, including risks relating to the dependence of the Jupiters Group on government policy, to the licences granted to it, to its computer systems and to the competitive environment in which the Jupiters Group operates.

18.4     SPECIFIC RISK FACTORS RELATING TO THE TABCORP GROUP

         (a)      WAGERING AND GAMING LICENCES

                  TABCORP's operations in Victoria are carried out under two licences, the Wagering Licence and the Gaming Licence, each of which expires in 2012 (unless earlier cancelled). Prior to the expiry of the licences, the Gaming and Betting Act contemplates that new wagering and gaming licences will be able to be applied for and may be granted. TABCORP will be able to apply for any such new licences (unless the Wagering Licence or the Gaming Licence has been cancelled).

                  TABCORP intends to apply to renew the Wagering and Gaming Licences. However, it is possible that a person other than TABCORP may successfully acquire new licences under the Gaming and Betting Act. It is also possible that new licences may be issued on terms different to the terms of the existing licences.

                  Under the Gaming and Betting Act, new licences may only be granted by the Governor in Council to an applicant recommended by the VCGA and on payment to the State of Victoria of the purchase consideration for any such new licences. On the grant of any such new licences under the Gaming and Betting Act,

                  TABCORP will be entitled to an amount equal to the lesser of the purchase consideration for the new licences and an amount between 85% and 115% of the original $597 million paid by TABCORP for the Wagering and Gaming Licences. It is possible that factors such as those set out in Section 18.4(d) might result in the purchase consideration for the new licences being less than 85% of the original amount paid for TABCORP's existing licences or the value of the above entitlement being reduced.

                  The Victorian Government has indicated that it wishes to resolve licence arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. TABCORP has not yet entered into negotiations with the Victorian Government regarding the terms on which any future wagering and gaming licences might be granted. However, TABCORP is committed to working with the Victorian Government to reach an outcome which is in the interests of all stakeholders. The next Victorian election is scheduled for 25 November 2006.

                  The outcome of the licence renewal process may have an adverse effect on the operations and future financial performance of the Merged Group and the market price of TABCORP Shares.

         (b)      NSW CASINO LICENCE

                  Star City has a casino licence which permits it to operate Star City Casino in Sydney, New South Wales, with a non-exclusive licence to operate 1,500 gaming machines and an exclusive licence to operate certain table games using gambling chips in New South Wales until 13 September 2007 (with that licence becoming non-exclusive from then until 2094).

                  After 13 September 2007, the New South Wales State Government may or may not issue further licences to conduct the relevant table games with gambling chips. If one or more additional licences are issued after 13 September 2007, then operators of such casino table games may compete in the New South Wales market currently held exclusively by Star City. This would adversely impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

         (c)      DISCIPLINARY ACTION AND CANCELLATION OF LICENCES

                  In certain situations, the Wagering Licence and Gaming Licence, and the NSW Casino Licence may be cancelled. Information in relation to these situations is set out in
                  Section 16.13(b). Neither TABCORP nor Star City has been advised of the existence of any circumstance which could give rise to the cancellation of those licences.

                  Pursuant to the Casino Control Act 1992 (NSW), the NSW Casino Control Authority is required to conduct, at intervals of no greater than three years, a review of Star City pursuant to which the NSW Casino Control Authority must investigate and form an opinion as to whether or not Star City is a suitable person to hold the NSW Casino Licence and as to whether or not it is in the public interest that the NSW Casino Licence continue in force. If the NSW Casino Control Authority found that Star City was not a suitable person to continue to hold the NSW Casino Licence, or that it was not in the public interest that the

                  NSW Casino Licence continue in force, Star City could lose the ability to operate the Star City Casino. Such a triennial review is currently under way. TABCORP and Star City have no reason to believe that the NSW Casino Control Authority will find Star City to be an unsuitable person to continue to hold the NSW Casino Licence or that it will not be in the public interest for the NSW Casino Licence to continue in force.

                  If any of the licences referred to above are cancelled, this would have an adverse impact on the operations and financial performance of the Merged Group.

         (d)      REGULATION

                  The TABCORP Group and the Merged Group operate, and will operate, in a highly regulated industry, and the gambling activities that they conduct, and will conduct, and the level of competition that they experience, and will experience, depend, and will depend, primarily on government policy and the licences granted to the TABCORP Group and the Merged Group.

                  Changes in legislation, regulation or government policy may impact adversely on the operations and financial performance and position of the TABCORP Group and the Merged Group and the market price of TABCORP Shares.

                  Potential changes which will affect the profitability of the TABCORP Group and the Merged Group and the value of the licences granted to them include:

                  - changes in State casino, wagering and gaming tax rates and levies;

                  -        the grant of additional gambling licences;

                  - variations to permitted deduction rates and returns to players on gaming machines and table games;

                  - changes to the restrictions on the number, type and location of gaming machines and gaming venues; and

                  - changes to the conditions in which venues offering products of the TABCORP Group and the Merged Group must operate.

                  By way of example, a recent change that has adversely impacted on TABCORP's operations and financial performance is the introduction of smoking bans in Victoria on 1 September 2002, which resulted in gaming revenue declining 7.6% for the year ended 30 June 2003 relative to the prior year. In the second half, revenue from gaming machines was down 13.0% relative to the prior comparative period.

                  The introduction of similar smoking bans in other jurisdictions in which the Merged Group operates may adversely impact on the performance of the TABCORP Group and the Merged Group.

                  Further changes to the regulatory environment in Victoria which have been made or foreshadowed and which may adversely impact on TABCORP's operations and financial performance include:

                  - a prohibition on 24 hour gaming, except in limited circumstances;

                  - regional capping, which limits the number of gaming machines in certain regional areas;

                  - measures such as banning $100 note acceptors on gaming machines (a ban applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008), limiting spin rates, the introduction of bet limits of $10 (the limit applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008) and the regulation of loyalty card schemes, for example, to allow participants to set spend limits (effective from 1 July 2003); and

                  - the introduction of further restrictions on advertising in relation to gaming machines and venues.

                  The New South Wales government has indicated that it will review the taxes and levies applicable to the Star City Casino business on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement. This may result in an increase in the taxes or levies payable by Star City in respect of the Star City Casino business. Such an increase would adversely impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

         (e)      SYSTEM RISK

                  The TABCORP Group and the Merged Group place, and will continue to place, significant reliance on their computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by the TABCORP Group or the Merged Group would result in a significant and immediate loss of revenue and profit to the TABCORP Group or the Merged Group and potential further losses in respect of any longer term negative impacts on customer satisfaction. This would likely impact on the market price of TABCORP Shares. The TABCORP Group is in the process of upgrading its disaster recovery systems to mitigate this risk for some of its existing operations.

         (f)      COMPETITION

                  In general, gambling competes with other consumer products for consumers' discretionary expenditure and in particular with other forms of leisure and entertainment including cinema, restaurants, sporting events and pay television.

                  TABCORP's wagering division competes with licensed bookmakers and interstate TABs as well as Crown Casino and other providers of Victorian based gambling products such as gaming machines and lotteries. TABCORP's wagering division also competes with local and international providers of fixed odds sportsbetting who distribute their products via the internet.

                  TABCORP's gaming division competes with Crown Casino, Tattersall's and providers of other Victorian based gambling products such as wagering and lotteries, as well as internet gambling providers.

                  Star City Casino competes in different markets on a number of levels. Its gambling operations compete with interstate and overseas casinos and gambling providers, pubs and clubs which offer electronic gaming machines, internet gambling providers and other providers of gambling products such as wagering and lotteries. Star City Casino also competes with other venues in New South Wales in respect of hotel accommodation, entertainment, and food and beverages.

                  If the TABCORP Group or the Merged Group does not adequately respond to competition in the markets in which it operates, there may be a change in consumer spending patterns and an adverse effect on the financial performance of the TABCORP Group or the Merged Group and on the market price of TABCORP Shares.

         (g)      RACING PRODUCT

                  TABCORP's wagering division is reliant on the Victorian and interstate racing industries providing a program of events for the purposes of wagering. A significant decline in the quality or number of horses, or number of events, would have a significant adverse effect on wagering revenue.

         (h)      GAMING MACHINE PRODUCT

                  The TABCORP Group's casino and gaming divisions are, and the Merged Group's casino and gaming divisions will be, dependent on third party gaming machine suppliers for gaming machines. Consequently, any delay in the supply of gaming machines, or change in customer tastes that are not reflected in the gaming machine offering, may have a negative impact on the performance of the casino and gaming divisions.

         (i)      SHAREHOLDING LIMITATIONS

                  The Gaming and Betting Act and TABCORP's constitution contain provisions restricting any person acquiring voting power of more than 10% in TABCORP (see Section 16.10). This restriction could impede any merger, consolidation, takeover or other business combination involving the Merged Group or discourage a potential acquirer from making a takeover bid for or otherwise attempting to gain control of TABCORP.

         (j)      SARS AND OTHER GLOBAL EVENTS

                  TABCORP's results for the year ended 30 June 2003 were impacted by the war in Iraq and the SARS virus, and, in particular, the performance of the international business in the Star City Casino private gaming room was impacted with revenue being down 6.5% for the year ended 30 June 2003.

                  Due to its effect on the number of international visitors to Australia (and to Australian gambling venues), the risk of a further outbreak or further escalation of the SARS epidemic has the potential to adversely affect the financial performance of the TABCORP Group and the Merged Group and the market price of TABCORP Shares. So does the potential for further terrorist activity.

                  On 5 July 2003, the World Health Organisation advised that the contagious form of SARS had been contained in Taiwan and that there are no areas remaining listed by the World Health Organisation as SARS-affected.

18.5     RISKS RELATING TO THE MERGER PROCESS

         (a)      ISSUE OF TABCORP SHARES

                  Pursuant to the Ordinary Share Scheme, TABCORP will issue a significant number of new TABCORP Shares. Some Jupiters Ordinary Shareholders may not wish to continue to hold TABCORP Shares which they receive and may sell them on ASX. Further, a nominee appointed by TABCORP will be issued any TABCORP Shares attributable under the Ordinary Share Scheme to Ineligible Overseas Shareholders and will sell them on market as soon as practicable after the Implementation Date for the Ordinary Share Scheme (see Section 6.2(e)). If a significant number of Jupiters Ordinary Shareholders sell their TABCORP Shares, or there is a significant number of Jupiters Ordinary Shares held by Ineligible Overseas Shareholders, this may adversely impact the price of TABCORP Shares.

         (b)      INTEGRATION RISKS

                  There are risks associated with integrating the cultures and operations of the Jupiters Group and the TABCORP Group. Specific areas of these risks include:

                  -        integrating accounting and financial systems;

                  - integrating information technology and support functions;

                  - integrating new management (including human resource management) systems and styles; and

                  -        implementing new strategic goals.

                  There is also a risk that, if the integration of the Merged Group is not completed in a timely manner, it will negatively affect key stakeholders such as customers, employees or suppliers.

                  Whilst extensive planning has taken place and will continue to take place to ensure that the integration of the Merged Group proceeds as smoothly as possible, there remains a risk that difficulties will arise in combining the operations of the Jupiters Group and the TABCORP Group and realising some of the synergies and cost savings expected from the Merger as set out in Section 17.5. This may impact on the financial performance of the Merged Group and the market price of TABCORP Shares.

         (c)      LOSS OF KEY STAFF

                  It is possible that there will be some unintended loss of key staff leading up to and following the implementation of the Merger. This has the potential to impact on the performance of the Merged Group until any skills that are lost are adequately replaced.

         (d)      LEVERAGE OF THE MERGED GROUP

                  Following implementation of the Ordinary Share Scheme, it is estimated that the Merged Group will have gross borrowings of $1,992.6 million, assuming the Merger was effective as at 30 June 2003. This represents an adjusted net debt to EBITDA ratio of 2.5 times for the Merged Group based on the pro-forma consolidated statement of financial position compared with 1.2 times for the TABCORP Group on a stand alone basis. Higher levels of leverage may potentially:

                  - restrict the ability of the Merged Group to borrow in the future; and

                  - increase the sensitivity of the Merged Group's earnings to movements in interest rates.

         (e)      WARRANTY CLAIMS IN RELATION TO THE CENTREBET SALE

                  If Centrebet Sale Completion occurs on or before 30 September 2004 pursuant to a Centrebet Sale Agreement entered into before 30 June 2004, the Net Centrebet Proceeds will be distributed for the benefit of those persons who held Jupiters Ordinary Shares as at the Implementation Record Date for the Ordinary Share Scheme (or the successors in title to their Centrebet Notes). If the purchaser of the Centrebet Business were to make a claim against Jupiters or Centrebet in connection with the Centrebet Sale, Jupiters or Centrebet would need to meet that claim out of resources other than the proceeds of the Centrebet Sale. If any such claim were successful, it may adversely impact on the financial performance of the Merged Group and the market price of TABCORP Shares.

18.6     RISKS RELATED TO THE CENTREBET DIVIDEND

         If the Centrebet Dividend is paid, the value of the attached franking credits will vary depending upon each Jupiters Ordinary Shareholder's individual circumstances.

         Jupiters believes that the Independent Expert's estimate of the range of Net Centrebet Proceeds is reasonable.

18.7     RISKS RELATED TO THE CENTREBET NOTES

         If the Ordinary Share Scheme becomes effective, Centrebet Notes may be issued to Jupiters Ordinary Shareholders, or in respect of their Jupiters Ordinary Shares, as part of their entitlements under the Ordinary Share Scheme. The value of the entitlements which Jupiters Ordinary Shareholders receive under the Ordinary Share Scheme may therefore be dependent on the value of the Centrebet Notes.

         Centrebet Notes will be unsecured, but TABCORP Issuer's obligations (including its payment obligations) are guaranteed by TABCORP.

         The following specific risks may affect the value of Centrebet Notes.

         (a)      LIQUIDITY

                  Although Centrebet Notes are generally transferable, it is not expected that Centrebet Notes will be liquid securities because they will not be quoted by ASX and because of the contingent nature of their value (see below). Holders of

                  Centrebet Notes may face difficulties in realising value for those Centrebet Notes before their redemption date (or at all).

         (b)      CONTINGENT NATURE OF CENTREBET NOTES

                  Jupiters has undergone an international tender process designed to ensure that the sale of the Centrebet Business occurs on the best achievable terms and is currently negotiating sale terms with preferred bidders. Pursuant to the Merger Implementation Agreement, if Centrebet Sale Completion occurs by 31 October 2003, Jupiters Ordinary Shareholders will receive a proportion of the Net Centrebet Proceeds in the form of a cash dividend from Jupiters pursuant to the Ordinary Share Scheme. If Centrebet Sale Completion does not occur before 31 October 2003, Centrebet Notes will instead be issued to, or in respect of, Jupiters Ordinary Shareholders pursuant to the Ordinary Share Scheme, and the Merged Group will continue to pursue a Centrebet Sale after the Merger for a limited period.

                  If a Centrebet Sale Agreement is then entered into on or before 30 June 2004, and Centrebet Sale Completion occurs on or before 30 September 2004, Jupiters Ordinary Shareholders will subsequently receive part of the proceeds of that sale by means of the redemption of the Centrebet Notes. If Centrebet Sale Completion does not occur by 31 October 2003, there is a real risk that the Merged Group will be unable to sell the Centrebet Business by entering into a Centrebet Sale Agreement before 30 June 2004 and proceeding to Centrebet Sale Completion by 30 September 2004, in which case Jupiters Ordinary Shareholders will receive no value for the Centrebet Business. TABCORP and TABCORP Issuer are under obligations to use reasonable endeavours to procure the sale of the Centrebet Business by procuring the entry into and completion of a Centrebet Sale Agreement within the above timeframes. There is, however, a real risk that any Centrebet Notes issued by TABCORP Issuer will lapse without any payment being made.

                  If a Centrebet Sale is completed on terms which lead to the Centrebet Notes being redeemed, there is a real risk that the amount for which the notes are redeemed will be considerably less than the Independent Expert's valuation of the Centrebet Dividend.

                  The amount for which the Centrebet Notes will be redeemed will depend on the proceeds which the Merged Group is able to realise for the Centrebet Business. This will largely depend upon factors outside the control of the Merged Group, such as those set out in Section 18.2 as impacting on the market price of TABCORP Shares and on the TABCORP Group and the Merged Group. In particular, the value of the Centrebet Business will be affected by changes in regulatory policy or practice in Australia and internationally. The proceeds which the Merged Group are able to realise for the Centrebet Business are likely to be less than what the Jupiters Group might otherwise have been able to achieve by 31 October 2003 as changes are likely to be made by TABCORP to the Centrebet Business. While legal in the Northern Territory and the United Kingdom, where Centrebet's licences were granted, certain jurisdictions, such as Denmark, have passed legislation to prevent certain persons targeting their residents with offers of gambling services over the internet. TABCORP is entitled, after the Ordinary Share Scheme becomes effective, to make changes to the Centrebet Business if it receives legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in any jurisdiction in which the Merged Group (including Centrebet) operates or proposes to operate. In the financial year ended 30 June 2003, approximately 59% of Centrebet's turnover was derived from residents of Denmark, Norway, Finland and Sweden. The payment of a sale commission to TABCORP as outlined in Section 6.2(d) will also affect any amount payable on redemption of the Centrebet Notes.

                  If Centrebet Sale Completion does not occur by 31 October 2003, Jupiters Ordinary Shareholders may receive no value for the Centrebet Business.

         (c)      UNSECURED NATURE OF CENTREBET NOTES

                  The Centrebet Notes will constitute unsecured obligations of TABCORP Issuer and the obligations of TABCORP (including its guarantee obligations) under the Centrebet Note Deed are unsecured obligations of TABCORP. If TABCORP Issuer or TABCORP were to be wound up, Centrebet Noteholders would only have a right to receive a proportion of the Net Centrebet Proceeds after all secured creditors have been paid, but ahead of any distribution to the holders of shares in TABCORP Issuer or TABCORP.

                  In the event of a shortfall of funds on a winding-up, there is a risk that Centrebet Noteholders will not receive the full amount of the proportion of the Net Centrebet Proceeds represented by a Centrebet Note.

                  TABCORP and TABCORP Issuer may issue other securities that rank for interest or payment in a winding-up of TABCORP or TABCORP Issuer equally, ahead or behind the Centrebet Notes, without the approval of the Centrebet Noteholders.

SECTION 19 - ADDITIONAL INFORMATION

19.1     STEPS IN IMPLEMENTING THE SCHEMES

         Following are the key steps in the implementation of the Ordinary Share Scheme and the RPS Scheme.

         (a) Jupiters and TABCORP entered into the Merger Implementation Agreement on 12 June 2003, the key terms of which are summarised in Section 20.

         (b) TABCORP, TABCORP Investments and TABCORP Issuer executed a Deed Poll on 3 September 2003 in favour of Jupiters Ordinary Shareholders and RPS Holders, covenanting to perform their respective obligations under the Schemes. The Deed Poll is set out in Appendix I.

         (c)      The Court ordered that:

                  (i) Jupiters convene a Scheme Meeting for Jupiters Ordinary Shareholders at 10.00am on 24 October 2003 at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast for the purposes of considering and, if thought fit, approving the Ordinary Share Scheme; and

                  (ii) Jupiters convene a Scheme Meeting for RPS Holders at 2.00pm on 24 October 2003 at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast for the purposes of considering and, if thought fit, approving the RPS Scheme.

         (d) If the Ordinary Share Scheme is approved by the requisite majorities at the Ordinary Share Scheme Meeting and all other conditions to the Ordinary Share Scheme have been satisfied or waived, then Jupiters will apply to the Court for orders approving the Ordinary Share Scheme.

                  Each Jupiters Ordinary Shareholder has the right to appear at the Court hearing in respect of the application by Jupiters for orders approving the Ordinary Share Scheme. Details of the procedure which Jupiters Ordinary Shareholders must follow to exercise this right will be published in The Australian and The Courier-Mail newspapers, expected to be on 25 October 2003. See also the "Important Notices" section at the front of this Scheme Booklet.

         (e) If the Court orders approving the Ordinary Share Scheme are obtained, the Directors and the directors of TABCORP, TABCORP Investments and TABCORP Issuer will take or procure the taking of the steps required for the Ordinary Share Scheme to proceed. These will include the following:

                  (i) Jupiters will lodge with ASIC office copies of the Court orders approving the Ordinary Share Scheme under section 411 of the Corporations Act;

                  (ii) in consideration for the transfer of the Jupiters Ordinary Shares to TABCORP Investments, TABCORP Investments will pay to each Jupiters Ordinary Shareholder (as at the Implementation Record Date for the Ordinary Share Scheme) the cash which it is required to pay, TABCORP will issue TABCORP Shares, and TABCORP Issuer will (potentially) issue Centrebet Notes, to or in respect of that Jupiters

                           Ordinary Shareholder, in each case as required under the provisions of the Ordinary Share Scheme;

                  (iii) in the case of Ineligible Overseas Shareholders, TABCORP will issue TABCORP Shares, and TABCORP Issuer will (potentially) issue Centrebet Notes, to a nominee of TABCORP as required under the provisions of the Ordinary Share Scheme. The nominee will sell the TABCORP Shares as soon as practicable and the net cash proceeds will be remitted to the Ineligible Overseas Shareholders. The nominee will hold any Centrebet Notes until they lapse or are redeemed. If they are redeemed, the nominee will remit the consideration paid on redemption to the Ineligible Overseas Shareholders;

                  (iv) Jupiters will enter the name of TABCORP Investments in Jupiters' Share Register as the holder of the Jupiters Ordinary Shares;

                  (v) TABCORP Investments will subscribe for such RPS in Jupiters as are necessary to enable Jupiters to comply with certain covenants in the US Note Deed in the context of the declaration and payment of the Special Dividend and (if applicable) the Centrebet Dividend. Those covenants, which will continue while the US Notes remain on issue, were given by Jupiters for the benefit of the holders of the US Notes, and impose restrictions on the ability of Jupiters to declare and pay dividends above certain levels. Dividends will be able to be declared and paid in a manner consistent with the covenants if TABCORP Investments subscribes for new RPS on a "dollar for dollar basis" with each dollar of dividend to be declared and paid by Jupiters under the Ordinary Share Scheme being matched by a dollar of capital subscribed by TABCORP Investments for RPS, up to a maximum of $152,159,652 (in the case of the Special Dividend) and $57 million (in the case of the Centrebet Dividend). The subscriptions will take place after the Effective Date for the Ordinary Share Scheme but before the declaration of any dividends required to be paid under the Ordinary Share Scheme;

                  (vi) the Jupiters Board will declare, and Jupiters will pay, any dividends required to be paid under the Ordinary Share Scheme (that is, the Special Dividend and, potentially, the Centrebet Dividend); and

                  (vii) Jupiters will apply to be removed from the official list of ASX.

                  The Court may refuse to grant the orders referred to in
                  Section 19.1(d) even if the Ordinary Share Scheme is approved by the requisite majorities at the Ordinary Share Scheme Meeting.

         (f) If the RPS Scheme is approved by the requisite majorities of RPS Holders at the RPS Scheme Meeting, and the Ordinary Share Scheme is approved by the requisite majorities at the Ordinary Share Scheme Meeting, and all other conditions to the RPS Scheme have been satisfied or waived (other than approval of the Ordinary Share Scheme by the Court), then Jupiters will apply to the Court for orders approving the RPS Scheme.

                  Each RPS Holder has the right to appear at the Court hearing in respect of the application by Jupiters for orders approving the RPS Scheme. Details of the procedure which RPS Holders must follow to exercise this right will be published in The Australian and The Courier-Mail newspapers, expected to be on 25 October 2003. See also the "Important Notices" section at the front of this Scheme Booklet.

         (g) If the Court orders approving the RPS Scheme are obtained, the Directors and the directors of TABCORP and TABCORP Investments will take or procure the taking of the steps required for the RPS Scheme to proceed. These will include the following:

                  (i) Jupiters will lodge with ASIC an office copy of the Court orders approving the RPS Scheme under section 411 of the Corporations Act;

                  (ii) in consideration for the transfer of the RPS to TABCORP Investments, TABCORP Investments will pay to each RPS Holder (as at the Implementation Record Date for the RPS Scheme) the cash which it is required to pay under the provisions of the RPS Scheme; and

                  (iii) Jupiters will enter the name of TABCORP Investments in Jupiters' Share Register as holder of the RPS.

                  The Court may refuse to grant the orders referred to in
                  Section 19.1(f) even if the RPS Scheme is approved by the requisite majorities at the RPS Scheme Meeting.

19.2     SUBSCRIPTION FOR RPS BY TABCORP INVESTMENTS

         In addition to the subscriptions to be made in connection with the implementation of the Ordinary Share Scheme (described in Section 19.1(e)), TABCORP has agreed to procure that TABCORP Investments will subscribe for RPS in certain circumstances irrespective of whether the Ordinary Share Scheme becomes effective. In this regard, TABCORP Investments will subscribe for such new RPS as are necessary for Jupiters to be able to redeem any existing RPS which are the subject of a Special Conversion Notice out of the proceeds of a fresh issue of new shares (as contemplated by section 254K of the Corporations Act). Jupiters will issue and allot new RPS to TABCORP Investments pursuant to such subscriptions. Jupiters has applied for, and obtained, all Regulatory Approvals required from the Queensland State Government.

         The obligations described in the previous paragraph will apply even if the Merger Implementation Agreement is terminated, in respect of RPS which are the subject of a Special Conversion Notice and which Jupiters has elected to redeem before termination. Exceptions apply if TABCORP terminates the Merger Implementation Agreement because of a material and unremedied breach by Jupiters or because the Jupiters Board has withdrawn its recommendation in relation to the Ordinary Share Scheme, and if Jupiters terminates the agreement because it is pursuing a third party proposal which it is entitled to pursue under the terms of the Merger Implementation Agreement (see Sections 20.5 and 20.7).

19.3     AGREEMENTS RELEVANT TO THE PROPOSED SCHEMES

         Pursuant to the Merger Implementation Agreement (a summary of the key terms of which is set out in Section 20), Jupiters and TABCORP have undertaken certain obligations, and TABCORP has undertaken to procure that TABCORP Investments and TABCORP Issuer perform certain obligations.

         TABCORP Investments, Jupiters and the Jupiters Optionholders have entered into individual agreements for the cancellation of the Jupiters Options for consideration payable by TABCORP Investments (a summary of the key terms of the agreements is set out in Section 21).

         TABCORP, TABCORP Investments and TABCORP Issuer have undertaken certain obligations in favour of Jupiters Ordinary Shareholders and RPS Holders pursuant to the Deed Poll (set out in Appendix I).

         Under the Deed Poll, each of TABCORP, TABCORP Investments and TABCORP Issuer covenant in favour of Jupiters Ordinary Shareholders and RPS Holders to perform their respective obligations under the Schemes.

         The Deed Poll may be relied on and enforced by Jupiters Ordinary Shareholders and RPS Holders who are registered in Jupiters' Share Register as such at the Implementation Date for, respectively, the Ordinary Share Scheme and the RPS Scheme.

19.4     INTERESTS OF DIRECTORS, SECRETARIES AND EXECUTIVE OFFICERS

         Except as set out below, no Director has any material interest in relation to the Ordinary Share Scheme or the RPS Scheme.

         (a)      JUPITERS MARKETABLE SECURITIES

                  The number, description and amount of Jupiters marketable securities held by or on behalf of each Director as at the date of this Scheme Booklet are:

                         JUPITERS ORDINARY SHARES IN    RPS IN WHICH RELEVANT
       DIRECTOR          WHICH RELEVANT INTEREST HELD       INTEREST HELD
Mr Lawrence Willett AO             10,163                       Nil

Mr Robert Hines                    30,125                        30

Sir Francis Moore AO               41,868                       500

Mr John Story                      32,500                       Nil

Mrs Penelope Morris AM               Nil                        Nil

                  In addition, spouses of the Directors hold the following relevant interests in Jupiters marketable securities:

                          JUPITERS ORDINARY SHARES IN         RPS IN WHICH
                         WHICH DIRECTOR'S SPOUSE HOLDS      DIRECTOR'S SPOUSE
       DIRECTOR                RELEVANT INTEREST         HOLDS RELEVANT INTEREST
Mr Lawrence Willett AO             7,000                          500

Sir Francis Moore AO              12,260                          Nil

                  In addition to the above, Mr Robert Hines holds 500,000 Jupiters Options, exercisable at $4.54 and expiring on 30 August 2011. Pursuant to an Option Cancellation Deed, if the Ordinary Share Scheme becomes effective, Mr Hines will receive from TABCORP Investments $2.07 for each Jupiters Option which he does not exercise before the Implementation Record Date for the Ordinary Share Scheme, in return for the cancellation of those Jupiters Options. Mr Hines does not intend to exercise any of these Jupiters Options before the Implementation Record Date for the Ordinary Share Scheme.

                  No Jupiters Options are held by or on behalf of any other Director as at the date of this Scheme Booklet.

         (b) INTENTION OF DIRECTORS VOTING WITH RESPECT TO JUPITERS ORDINARY SHARES HELD

                  Each Director who holds Jupiters Ordinary Shares (or on whose behalf Jupiters Ordinary Shares are held) intends to vote (or procure that such Jupiters Ordinary Shares are voted) in favour of the Ordinary Share Scheme in respect of those Jupiters Ordinary Shares.

         (c)      INTENTION OF DIRECTORS VOTING WITH RESPECT TO RPS HELD

                  Each Director who holds RPS (or on whose behalf RPS are held) intends to vote (or procure that such RPS are voted) in favour of the RPS Scheme in respect of those RPS.

         (d)      TABCORP MARKETABLE SECURITIES

                  There are no marketable securities of TABCORP Investments or TABCORP held by or on behalf of any Directors as at the date of this Scheme Booklet.

         (e) PAYMENTS OR OTHER BENEFITS TO DIRECTORS, SECRETARIES OR EXECUTIVE OFFICERS

                  Each non-executive Director has entered into a retirement deed with Jupiters which provides for the payment of a retirement allowance equivalent to the remuneration paid by Jupiters to the Director in the three years prior to retirement.

                  Jupiters will make the following payments to the non-executive Directors as retirement benefits in accordance with the terms of the retirement deeds (assuming a retirement date of 10 November 2003). The payments do not exceed the amounts permitted to be paid under the Corporations Act.

                             PAYMENT IN CONNECTION
     DIRECTOR                  WITH RETIREMENT
Mr Lawrence Willett AO            $517,788.70

Sir Francis Moore AO              $238,461.64

Mr John Story                     $248,461.64

Mrs Penelope Morris AM            $263,461.64

                  These amounts may be slightly higher if the retirement date referred to above is delayed.

                  Jupiters has entered into an employment contract with its chief executive officer, Mr Robert Hines, which expires in July 2006. TABCORP and Mr Hines have agreed that Mr Hines' employment contract will be terminated following implementation of the Merger. Mr Hines will become entitled to a payment of an amount of $1,331,614.40, equivalent to 12 months' salary and 12 months' maximum bonus in accordance with the terms of the contract. Mr Robert Hines will not receive any payments in connection with his retirement as a Director.

                  Breakwater Island Limited, a wholly-owned subsidiary of Jupiters, will make the following payments to its non-executive directors in accordance with retirement deeds between Breakwater Island Limited and each of them (assuming a retirement date of 10 November 2003). The payments do not exceed the amounts permitted to be paid under the Corporations Act.

                                           PAYMENT IN CONNECTION
BREAKWATER ISLAND LIMITED DIRECTOR            WITH RETIREMENT
Mr Lawrence Willett AO                          $82,385.25

Sir Francis Moore AO                            $60,098.63

Mr John Story                                   $59,144.96

                  These amounts may be slightly lower if the retirement date referred to above is delayed.

                  TABCORP is expected to agree with certain members of Jupiters' management that they will be made redundant following implementation of the Ordinary Share Scheme. Those officers will become entitled to redundancy payments in accordance with Jupiters' policy.

                  Other than as stated above, no payment or other benefit is proposed to be made or given to any Director, secretary or executive officer of Jupiters or of its Related Entities as compensation for loss of or as consideration for or in connection with their retirement from office in Jupiters or in a related body corporate.

         (f) ARRANGEMENTS WITH DIRECTORS IN CONNECTION WITH OR CONDITIONAL UPON OUTCOME OF THE ORDINARY SHARE SCHEME

                  TABCORP will invite Mr Lawrence Willett AO and Mr John Story to join the TABCORP Board if the Ordinary Share Scheme is implemented assuming all necessary Regulatory Approvals required for their appointment to the TABCORP Board are obtained. The payments and other benefits to be given to Mr Lawrence Willett AO and Mr John Story as a consequence of their appointment are detailed in Section 19.16.

                  Mrs Penelope Morris AM has been appointed Chairman of Jupiters' due diligence committee in respect of the Merger and in this regard will receive a one-off payment of $25,000 in addition to her director's fees on the earlier of completion of the Merger or 19 December 2003.

                  Mr John Story has been appointed Chairman of the Jupiters' committee overseeing the Centrebet Sale and in this regard will receive a one-off payment of $10,000 in addition to his director's fees on the earlier of the Centrebet Sale Completion and 19 December 2003.

                  Except as referred to above or elsewhere in this Scheme Booklet, there are no other agreements or arrangements made between any Director and another person in connection with or conditional upon the outcome of the Ordinary Share Scheme.

         (g) ARRANGEMENTS WITH DIRECTORS IN CONNECTION WITH OR CONDITIONAL UPON OUTCOME OF RPS SCHEME

                  Other than as referred to in paragraph (f) above or elsewhere in this Scheme Booklet, there are no other agreements or arrangements made between any Director and another person in connection with or conditional upon the outcome of the RPS Scheme.

         (h)      INTERESTS OF DIRECTORS IN CONTRACT ENTERED INTO BY TABCORP

                  Mr John Story is a Partner and Chairman of the board of the national law firm Corrs Chambers Westgarth. TABCORP engages Corrs Chambers Westgarth to provide legal services in the normal course of TABCORP's business. The services are provided by Corrs Chambers Westgarth on normal commercial terms. In the 12 months to 30 June 2003 TABCORP spent approximately $49,000 in legal fees with Corrs Chambers Westgarth.

                  Mr Robert Hines is a non-executive director of VeCommerce Ltd which has entered into contracts in the ordinary course of business with TABCORP.

                  No Director has any other interest in a contract entered into by TABCORP.

19.5     MATERIAL CHANGE IN FINANCIAL POSITION

         Within the knowledge of the Directors, there has been no material change to the financial position of Jupiters since the date the last balance sheet was laid before Jupiters in general meeting or sent to shareholders in accordance with sections 314 and 317 of the Corporations Act, except as disclosed elsewhere in this Scheme Booklet and, in particular, as disclosed in Section 15.

19.6     INTERESTS OF INDEPENDENT EXPERT AND CONSENTS

         The Independent Expert, PricewaterhouseCoopers Securities Ltd, prepared the Independent Expert's Reports on the Ordinary Share Scheme and the RPS Scheme set out in Appendices A and F. In respect of this work, PricewaterhouseCoopers Securities Ltd will be paid a fee of approximately $715,000 plus out of pocket expenses.

         PricewaterhouseCoopers Securities Ltd has provided and has not withdrawn its written consent for the Independent Expert's Reports on the Ordinary Share Scheme and the RPS Scheme to be included in this Scheme Booklet in the form and context in which they are included.

         Ernst & Young has provided and not withdrawn its written consent for the opinions on tax consequences set out in Appendices B and G to be included in this Scheme Booklet in the form and context in which they are included. In respect of this work, Ernst & Young will be paid a fee of approximately $90,000 plus out of pocket expenses.

19.7 FORMULA WITH RESPECT TO SHARE AND NOTES ENTITLEMENTS UNDER THE ORDINARY SHARE SCHEME

         The formula to be applied with respect to the issue of TABCORP Shares and Centrebet Notes which may be provided to Jupiters Ordinary Shareholders under the Ordinary Share Scheme are as set out below. These formula were agreed through arm's length negotiations between Jupiters and TABCORP.

         (a)      IF CENTREBET SALE COMPLETION OCCURS BY 31 OCTOBER 2003

                  In this case, no Centrebet Notes will be issued in respect of Jupiters Ordinary Shares. The number of TABCORP Shares which will be issued to each Jupiters Ordinary Shareholder (and in respect of each Ineligible Overseas Shareholder) will be determined in accordance with the formula described below.

                  As the consideration to be provided under the Ordinary Share Scheme may involve Jupiters Ordinary Shareholders receiving TABCORP Shares, some Jupiters Ordinary Shareholders will be able to elect scrip for scrip rollover for the disposal of some of their Jupiters Ordinary Shares. Jupiters Ordinary Shareholders may be able to identify which Jupiters Ordinary Shares have been disposed of for cash and which have been disposed of for TABCORP Shares. In this regard, the Ordinary Share Scheme is expressed in such a way that cash consideration is paid for a certain proportion of the Jupiters Ordinary Shares held by a Jupiters Ordinary Shareholder, while TABCORP Shares are provided in respect of the remaining proportion of their Jupiters Ordinary Shares. Specifically, the Ordinary Share Scheme provides that the following consideration will be provided in respect of each Jupiters Ordinary Shareholder to whom the Standard Cash and Shares Offer applies:

                  - $5.25 cash per Jupiters Ordinary Share, in relation to 54.286% of the Jupiters Ordinary Shareholder's Jupiters Ordinary Shares; and

                  - 0.525 TABCORP Shares per Jupiters Ordinary Share, in relation to 45.714% of the Jupiters Ordinary Shareholder's Jupiters Ordinary Shares.

                  Where applying the above proportions would otherwise result in cash and TABCORP Shares being provided in respect of a fraction of a Jupiters Ordinary Share, the numbers of shares in relation to which $5.25 cash will be provided and 0.525 TABCORP Shares will be provided will both be rounded to the nearest whole number of shares (with fractions of 0.5 or more being rounded up). The number of TABCORP Shares to be provided by TABCORP will also be rounded to the nearest whole number of TABCORP Shares (with fractions of 0.5 or more being rounded up).

                  The result of applying the above formula is that a Jupiters Ordinary Shareholder (other than an Ineligible Overseas Shareholder) will receive, on average, for every 100 Jupiters Ordinary Shares held, $285 in cash and 24 TABCORP Shares from the TABCORP Group. The effects of rounding are such that this will not necessarily be the case for each individual shareholder, however.

                  For example, a Jupiters Ordinary Shareholder who holds 100 Jupiters Ordinary Shares will receive $5.25 for each Jupiters Ordinary Share in relation to 54 of their Jupiters Ordinary Shares (54.286% x 100 = 54.286, rounded to the nearest share) and 0.525 TABCORP Shares for each Jupiters Ordinary Share in relation to 46 of their Jupiters Ordinary Shares (45.714% x 100 = 45.714, rounded to the nearest share). The total cash and shares component consideration received would therefore be $283.50 cash ($5.25 x 54 = $283.50) and 24 TABCORP Shares
                  (0.525 x 46 = 24.15). This is obviously slightly different to the average consideration across all Jupiters Ordinary Shares of $285 and 24 TABCORP Shares per 100 Jupiters Ordinary Shares.

                  A Jupiters Ordinary Shareholder who holds 1000 Jupiters Ordinary Shares will receive slightly more than the `average' consideration of $285 and 24 TABCORP Shares per 100 Jupiters Ordinary Shares. Such a Jupiters Ordinary Shareholder will receive $5.25 for each Jupiters Ordinary Share in relation to 543 of their Jupiters Ordinary Shares (54.286% x 1000 = 542.86, rounded to the nearest share) and 0.525 TABCORP Shares in respect of 457 of their Jupiters Ordinary Shares (45.714% x 1000 = 457.14, rounded to the nearest share). The total cash and shares component consideration received will therefore be $2850.75 cash ($5.25 x 543 =$2850.75) and 240 TABCORP Shares
                  (0.525 x 457 = 239.925).

                  Subject to the "scale backs" discussed below, each Jupiters Ordinary Shareholder who makes a Maximum Cash Election will receive $5.25 cash per Jupiters Ordinary Share in respect of which 0.525 TABCORP Shares would otherwise have been issued under the Standard Cash and Shares Offer, and, conversely, in the case of a Jupiters Ordinary Shareholder who makes a Maximum Shares Election, 0.525 TABCORP Shares will be issued in respect of each of the Jupiters Ordinary Shares for which $5.25 cash would otherwise have been provided under the Standard Cash and Shares Offer.

                  The maximum amount of cash to be provided by the TABCORP Group as cash consideration under the Ordinary Share Scheme is limited by the Cash Consideration Cap of approximately $575 million, and the maximum number of TABCORP Shares to be provided under the Ordinary Share Scheme is limited by the Share Consideration Cap of approximately 48.4 million TABCORP Shares. If any Jupiters Options are exercised before the Implementation Record Date for the Ordinary Share Scheme, the Cash Consideration Cap will be increased by $2.85 for every new Jupiters Ordinary Share issued and the Share Consideration Cap will be increased by 0.24 TABCORP Shares for every new Jupiters Ordinary Share issued.

                  If the total amount of cash consideration or share consideration which the TABCORP Group would otherwise have been required to pay or issue to satisfy elections made by Jupiters Ordinary Shareholders exceeds the Cash Consideration Cap or the Share Consideration Cap, the amount of cash or the number of TABCORP Shares to be provided in respect of those shareholders who have made the relevant election will be scaled back on a pro rata basis.

                  If a scale back occurs for Jupiters Ordinary Shareholders who make Maximum Cash Elections, the percentage of each such Jupiters Ordinary Shareholder's Jupiters Ordinary Shares in respect of which they will receive cash consideration will be determined by subtracting from the Cash Consideration Cap the cash amount attributable to the Standard Cash and Shares Offer which is payable to those Jupiters Ordinary Shareholders who did not make a valid election, and dividing the result by the amount of cash which would, but for the Cash Consideration Cap, have been payable to Jupiters Ordinary Shareholders who have made Maximum Cash Elections.

                  If a scale back occurs for Jupiters Ordinary Shareholders who make Maximum Shares Elections, the percentage of each such Jupiters Ordinary Shareholder's Jupiters Ordinary Shares in respect of which TABCORP Shares will be issued is determined by subtracting from the Share Consideration Cap the number of TABCORP Shares to be issued in respect of those Jupiters Ordinary Shareholders who did not make a valid election, and dividing the result by the number of TABCORP Shares which would, but for the Share Consideration Cap, have been issued in respect of Jupiters Ordinary Shareholders who have made Maximum Shares Elections.

                  If the result of applying either percentage is that cash and TABCORP Shares would be provided in respect of a fraction of a Jupiters Ordinary Share, the number of Jupiters Ordinary Shares in relation to which $5.25 cash and 0.525 TABCORP Shares will be provided will both be rounded to the nearest whole number of shares (with fractions of 0.5 or more being rounded up). The number of TABCORP Shares to be provided by TABCORP will also be rounded to the nearest whole number of TABCORP Shares (with fractions of 0.5 or more being rounded up).

                  Examples 1 and 2 show how the scale back formula would be applied in two specific cases. Each example assumes that no Jupiters Options are exercised before the Ordinary Share Scheme is implemented.

                  Example 1

                  If Jupiters Ordinary Shareholders holding 25% of Jupiters Ordinary Shares did not make a valid election, Jupiters Ordinary Shareholders holding 45% of Jupiters Ordinary Shares made Maximum Cash Elections and Jupiters Ordinary Shareholders holding 30% of the Jupiters Ordinary Shares made Maximum Shares Elections then:

                  - the amount of cash required to pay Jupiters Ordinary Shareholders who did not make a valid election would be approximately $144 million; and

                  - the amount of cash required to satisfy the elections of Jupiters Ordinary Shareholders who made Maximum Cash Elections would, but for the Cash Consideration Cap, have been approximately $477 million.

                  In that case:

                  - Jupiters Ordinary Shareholders who made Maximum Cash Elections would receive the cash consideration of $5.25 per Jupiters Ordinary Share in respect of 90.48% of their Jupiters Ordinary Shares ({$575 million - $144 million}/ $477 million = 0.9048) (subject to the effects of rounding). Those Jupiters Ordinary Shareholders would also be issued 0.525 TABCORP Shares in respect of the remaining 9.52% of their Jupiters Ordinary Shares (subject to the effects of rounding).

                           For example, a Jupiters Ordinary Shareholder who holds 100 Jupiters Ordinary Shares will receive $5.25 per share for 90 of those shares (90.48% x 100 = 90.48, rounded to the nearest whole number), and will receive 0.525 TABCORP Shares per share in respect of 10 of their Jupiters Ordinary Shares (9.52% x 100 = 9.52, rounded to the nearest whole number). The total cash and shares component consideration would therefore be $472.50 cash ($5.25 x 90 shares = $472.50) and 5 TABCORP Shares (0.525 x 10 shares = 5.25, rounded to the nearest TABCORP Share).

                  - Jupiters Ordinary Shareholders who made Maximum Shares Elections would receive the share consideration of 0.525 TABCORP Shares per share in respect of all their Jupiters Ordinary Shares. A Jupiters Ordinary Shareholder who holds 100 Jupiters Ordinary Shares will receive 53 TABCORP Shares (0.525 x 100 Shares = 52.5, rounded to the nearest TABCORP Share).

                  - Jupiters Ordinary Shareholders who did not make a valid election would receive the Standard Cash and Shares Offer (being $285 and 24 TABCORP Shares for every 100 Jupiters Ordinary Shares, on average and subject to the effects of rounding).

                  Example 2

                  If Jupiters Ordinary Shareholders holding 30% of Jupiters Ordinary Shares did not make a valid election, Jupiters Ordinary Shareholders holding 45% of Jupiters Ordinary Shares made Maximum Shares Elections and Jupiters Ordinary Shareholders holding 25% of the Jupiters Ordinary Shares made Maximum Cash Elections, then:

                  - the number of TABCORP Shares required to be issued in respect of Jupiters Ordinary Shareholders who did not make a valid election would be approximately 14.5 million TABCORP Shares; and

                  - the number of TABCORP Shares required to satisfy the elections of Jupiters Ordinary Shareholders who made Maximum Shares Elections would, but for the Share Consideration Cap, have been approximately 47.7 million TABCORP Shares.

                  In that case:

                  - 0.525 TABCORP Shares would be issued in respect of 71.1% ({48.4 million - 14.5 million} / 47.7 million =
                           0.711) of the Jupiters Ordinary Shares of Jupiters Ordinary Shareholders who made Maximum Shares Elections (subject to the effects of rounding). Those Jupiters Ordinary Shareholders will also receive $5.25 per Jupiters Ordinary Share for the remaining 28.9% of their Jupiters Ordinary Shares (subject to the effects of rounding).

                           For example, in the case of a Jupiters Ordinary Shareholder who holds 100 Jupiters Ordinary Shares,
                           0.525 TABCORP Shares per share would be issued in respect of 71 of their Jupiters Ordinary Shares (71.1% x 100 = 71.1, rounded to the nearest share) and $5.25 cash per share would be provided in respect of 29 of their Jupiters Ordinary Shares (28.9% x 100 = 28.9, rounded to the nearest share). The total cash and shares component consideration provided would therefore be 37 TABCORP Shares (0.525 x 71 = 37.275, rounded to the nearest TABCORP Share) and $152.25 ($5.25 x 29 = $152.25).

                  - Jupiters Ordinary Shareholders who made Maximum Cash Elections would receive cash consideration of $5.25 per share in respect of all their Jupiters Ordinary Shares. A Jupiters Ordinary Shareholder who holds 100 Jupiters Ordinary Shares would receive $525 ($5.25 x 100 = $525).

                  - Jupiters Ordinary Shareholders who did not make a valid election would receive the Standard Cash and Shares Offer (being $285 and 24 TABCORP Shares for every 100 Jupiters Ordinary Shares, on average and subject to the effects of rounding).

         (b)      IF CENTREBET SALE COMPLETION DOES NOT OCCUR BY 31 OCTOBER 2003

                  In this case, one Centrebet Note will be issued to each Jupiters Ordinary Shareholder (and in respect of each Ineligible Overseas Shareholder) in respect of each Jupiters Ordinary Share held. The number of TABCORP Shares which will be issued to each Jupiters Ordinary Shareholder (and in respect of each Ineligible Overseas Shareholder) will be determined in the same manner as set out in Section 19.7(a) above.

19.8     INTENTIONS OF DIRECTORS

         If the Ordinary Share Scheme is implemented, it will be a matter for the directors of TABCORP and TABCORP Investments to formulate their intentions as to:

         (a)      the continuation of the business of Jupiters;

         (b) any major changes to be made to the business of Jupiters, including any redeployment of the fixed assets of Jupiters; and

         (c)      the future employment of the present employees of Jupiters.

         These issues are discussed further in Section 17.4.

         If the Ordinary Share Scheme is not implemented, Jupiters will:

         - continue as a separate entity and will continue to pursue its operational and growth objectives; and

         - if the Centrebet Business is sold, make a number of employees associated with the Centrebet Business redundant.

         The sale of the Centrebet Business will not be subject to the implementation of the Ordinary Share Scheme.

19.9 OTHER INFORMATION MATERIAL TO THE MAKING OF A DECISION IN RELATION TO THE SCHEMES

         Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Ordinary Share Scheme or the RPS Scheme, being information that is within the knowledge of any Director or of any Related Entity of Jupiters which has not previously been disclosed to Jupiters Ordinary Shareholders and RPS Holders (as appropriate).

19.10    LODGMENT OF THIS SCHEME BOOKLET

         This Scheme Booklet was lodged with ASIC on 5 September 2003 in accordance with section 411(2)(b) of the Corporations Act.

19.11    ASX WAIVERS

         (a)      ASX LISTING RULE 7.1

                  ASX has granted a waiver of ASX Listing Rule 7.1 to the extent necessary to permit Jupiters to issue up to 16 million RPS to TABCORP or a Related Entity of TABCORP for the purposes of funding distributions under the Ordinary Share Scheme, including:

                  -        the payment by Jupiters of the Special Dividend; and

                  - the payment by Jupiters of the Centrebet Dividend (if any).

                  The circumstances in which such subscriptions might be made are summarised in Section 19.1(e).

                  ASX has also granted a waiver of ASX Listing Rule 7.1.4 to the extent necessary to permit Jupiters, for the purposes of determining the number of equity securities that may be issued without security holder approval and the number of equity securities to be included in "C" in the formula in ASX Listing Rule 7.1, to count a proposed issue of RPS to fund the repurchase of any RPS pursuant to a Special Conversion Notice, as the number of ordinary shares into which RPS would notionally convert at the average of the daily VWAP for Jupiters Ordinary Shares in the 20 Business Days prior to the date on which Jupiters announces its intention to issue RPS.

         (b)      ASX LISTING RULE 6.23.2

                  ASX has granted a waiver of ASX Listing Rule 6.23.2 to permit the cancellation of Jupiters Options for consideration without obtaining prior shareholder approval on the basis that the cancellation is conditional upon the Ordinary Share Scheme proceeding.

         (c)      APPENDIX 6A TO THE ASX LISTING RULES

                  ASX has granted a waiver of ASX Listing Rule 6.24 to relieve Jupiters from the requirement to comply with clause 1 of Appendix 6A to the ASX Listing Rules to the extent necessary to permit Jupiters to announce the Special Dividend and the Centrebet Dividend (if any), five Business Days prior to the record date for those dividends.

19.12    RELEVANT INTERESTS IN JUPITERS SECURITIES

         As at the date of this Scheme Booklet:

         - neither TABCORP nor TABCORP Investments has a relevant interest in any of the 201,784,202 Jupiters Ordinary Shares on issue;

         - TABCORP and TABCORP Investments have a relevant interest in all the 1,901,735 RPS on issue; and

         - TABCORP and TABCORP Investments have a relevant interest in all the 1,520,000 Jupiters Options on issue.

19.13    VOTING POWER IN JUPITERS

         As at the date of this Scheme Booklet, neither TABCORP nor TABCORP Investments has any voting power in Jupiters.

19.14    DEALINGS IN JUPITERS SECURITIES

         Except as disclosed elsewhere in this Scheme Booklet, neither TABCORP Investments nor any associate of TABCORP Investments has provided, or agreed to provide, consideration for any Jupiters Ordinary Shares or RPS under a purchase or agreement during the four months ended on the day immediately before the date of this Scheme Booklet.

         Except as disclosed elsewhere in this Scheme Booklet, during the period of four months ended on the day immediately before the date of this Scheme Booklet, neither TABCORP Investments nor any associate of TABCORP Investments has given or offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an associate, to:

         -        vote in favour of the Ordinary Share Scheme or the RPS Scheme;
                  or

         -        dispose of Jupiters Ordinary Shares or RPS.

19.15    INTERESTS IN JUPITERS SECURITIES

         As at the date of this Scheme Booklet, no Jupiters Ordinary Shares, RPS or Jupiters Options are held by or on behalf of any of the directors of TABCORP.

19.16    INTERESTS OF DIRECTORS OF TABCORP

         (a)      INTERESTS IN THE MERGER

                  Except as disclosed elsewhere in this Scheme Booklet, no director of TABCORP holds at the date of this Scheme Booklet, or has held in the two years before the date of this Scheme Booklet, an interest in the Merger or Jupiters.

                  Except as disclosed elsewhere in this Scheme Booklet, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any director of TABCORP to induce that person to become or to qualify as a director of TABCORP.

         (b)      REMUNERATION

                  TABCORP's constitution contains the following provisions as to remuneration of executive and non-executive directors:

                  73.      Remuneration of directors

                           Each non-executive Director is to be paid remuneration for services which will be a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression "remuneration" in this Rule does not include any amount which may be paid by the Company under Rules 74, 75, 76 and 132 (concerning indemnity of officers).

                  74.      Remuneration of directors for extra services

                           Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid a fee for the services as determined by the Board.

                  75.      Travelling and other expenses

                           Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

                  76.      Retirement benefits

                           Any Director may be paid a retirement benefit, as determined by the Board, in accordance with the Law. The Board may make arrangements with any director with respect to the payment of retirement benefits in accordance with this Rule.

                  TABCORP in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of TABCORP in any year pursuant to Rule 73 of TABCORP's constitution at $1.2 million. The TABCORP

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                                      192

                  Board may seek an increase in this limit at its annual general meeting in October 2003 given the proposed appointment of two additional directors to the TABCORP Board if the Merger is implemented.

                  The TABCORP Board has determined that the following annual base fees (before superannuation guarantee contributions) are payable to individual non-executive directors of TABCORP:
                  $295,000 to the Chairman, $137,750 to the Deputy Chairman and $120,750 to other non-executive directors. In addition, non-executive directors receive fees in relation to each Board Committee on which they serve. If they are appointed to the TABCORP Board, Mr Lawrence Willett AO and Mr John Story will be entitled to receive an annual base fee as non-executive directors of TABCORP.

                  The TABCORP Board has decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the TABCORP Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the Board.

         (c)      INDEMNITY, INSURANCE AND ACCESS

                  TABCORP has executed a Director's Deed with each director of TABCORP. In summary each Director's Deed provides:

                  - an ongoing indemnity to the director against liability incurred by the director in or arising out of the conduct of the business of, or the discharge of their duties as a director of, TABCORP, or, if the TABCORP Board in its discretion specifically determines in a particular case for the purposes of the Director's Deed, the conduct of the business of another corporation, including a subsidiary of TABCORP;

                  - that TABCORP will maintain an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as a director of TABCORP during the period during which the director holds office as a director of TABCORP and for a period of seven years thereafter, or, if a proceeding is bought against a director within the seven years after they cease to be a director of the company, until that proceeding is determined; and

                  - the director with a limited right to access, and to take copies of, TABCORP Board papers relating to the period during which the director holds office as a director of TABCORP.

                  TABCORP's constitution provides for the entry into of these Director's Deeds.

         (d)      DIRECTORS' INSURANCE

                  TABCORP maintains an insurance policy for the benefit of the directors of TABCORP which insures them against liability for their conduct as directors of TABCORP and as a director of any subsidiary of TABCORP to the extent permitted by law. This insurance policy also may insure the directors on the

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                                      193

                  terms and subject to the conditions of the policy against civil liabilities which they may incur in relation to the Merger.

19.17    INTERESTS OF DIRECTORS OF TABCORP ISSUER

         (a)      DIRECTORS OF TABCORP ISSUER

                  The directors of TABCORP Issuer are Matthew Slatter, David Elmslie and Peter Caillard. The positions which those three persons hold in the TABCORP Group are described in Sections 16.6(a) and 16.6(b).

         (b)      INTERESTS IN JUPITERS SECURITIES

                  As at the date of this Scheme Booklet, no Jupiters Ordinary Shares, RPS or Jupiters Options are held by or on behalf of any of the directors of TABCORP Issuer.

         (c)      INTERESTS IN THE MERGER

                  Except as disclosed elsewhere in this Scheme Booklet, no director of TABCORP Issuer holds at the date of this Scheme Booklet or has held in the two years before the date of this Scheme Booklet, an interest in the Merger or Jupiters.

                  Except as disclosed elsewhere in this Scheme Booklet, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any director of TABCORP Issuer to induce that person to become or to qualify as a director of TABCORP Issuer.

         (d)      REMUNERATION

                  The directors of TABCORP Issuer receive remuneration in connection with their executive positions in the TABCORP Group. That remuneration was not increased in connection with their respective appointments as directors of TABCORP Issuer.

         (e)      INDEMNITY AND INSURANCE

                  Each director of TABCORP Issuer is engaged by TABCORP as an executive of the TABCORP Group. TABCORP maintains an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as an executive of the TABCORP Group during the period during which the director holds office as an executive of the TABCORP Group.

                  Each director of TABCORP Issuer holds office as a director of TABCORP Issuer in their capacity as an executive of the TABCORP Group. Accordingly, insurance arrangements will extend to certain liabilities incurred in or arising out of each director's role as a director of TABCORP Issuer.

19.18    INFORMATION DISCLOSED TO ASX AND DOCUMENTS LODGED WITH ASIC

         TABCORP is a "disclosing entity" for the purposes of the Corporations Act and as such is subject to continuous reporting and disclosure obligations. Specifically, as a listed company, TABCORP is subject to the ASX Listing Rules which require continuous

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                                      194

         disclosure of any information TABCORP has concerning it that a reasonable person would expect to have a material effect on the price or value of its shares.

         ASX maintains files containing publicly disclosed information about all listed companies. TABCORP's file is available for inspection at ASX during normal business hours.

         In addition, TABCORP is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by TABCORP may be obtained from, or inspected at, an ASIC office.

         TABCORP will provide free of charge, to any holder of Jupiters Ordinary Shares who requests it before the Scheme Meetings, a copy of:

         -        TABCORP's constitution;

         -        the Centrebet Note Deed;

         - the annual financial report of TABCORP for the year ended 30 June 2002 (being the annual financial report most recently lodged with ASIC before this Scheme Booklet was lodged for registration with ASIC);

         - any half-year financial report lodged with ASIC by TABCORP after the lodgment of the annual financial report referred to above and before lodgment for registration of this Scheme Booklet with ASIC;

         - the annual financial report of TABCORP for the year ended 30 June 2003 once that annual report has been lodged with ASIC; and

         - any continuous disclosure notice given to ASX by TABCORP after the lodgment with ASIC of the annual report of TABCORP for the year ended 30 June 2002 referred to above and before lodgment for registration of this Scheme Booklet by ASIC.

         Copies of any of the documents referred to above can be obtained by writing to:

                  The Company Secretary
                  Level 12
                  5 Bowen Crescent
                  Melbourne VIC 3004

                  or

                  GPO Box 1943R
                  Melbourne  VIC  3001

         The TABCORP 2002 Annual Report, the TABCORP 2003 preliminary final report and other information is also available on the TABCORP website: www.tabcorp.com.au.

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                                      195

SECTION 20 - KEY TERMS OF THE MERGER IMPLEMENTATION AGREEMENT

20.1     INTRODUCTION

         TABCORP and Jupiters entered into the Merger Implementation Agreement on 12 June 2003. The Merger Implementation Agreement establishes the framework for the parties' agreement to pursue the Merger. Each of TABCORP and Jupiters has, subject to the satisfaction of certain conditions and other provisos, agreed to do all things within its power as may be necessary or desirable for the implementation of the Merger.

         This Section 20 sets out the material terms of the Merger Implementation Agreement (as amended by the parties on 4 September
         2003).

20.2     MERGER

         The Merger Implementation Agreement contemplates that the Merger will be implemented by way of a scheme of arrangement, namely the Ordinary Share Scheme. The Merger Implementation Agreement also contemplates that Jupiters will propose the RPS Scheme.

         Details of each of those Schemes is set out in Sections 5, 6, 12 and
         13. The Schemes are set out in full in Appendices C (Ordinary Share Scheme) and H (RPS Scheme).

         In addition, TABCORP Investments and Jupiters have entered into separate arrangements with the Jupiters Optionholders for the cancellation of the Jupiters Options. Details of these arrangements are set out in Section 21.

20.3     CONDITIONS TO THE MERGER

         As discussed in Sections 5 and 12, each Scheme requires the approval of the relevant security holders and the Court for it to be implemented. If the Ordinary Share Scheme is not approved by Jupiters Ordinary Shareholders or the Court, neither the Merger nor the RPS Scheme will proceed. If the RPS Scheme is not approved by RPS Holders or the Court, the RPS Scheme will not proceed. However, the Ordinary Share Scheme may still proceed if it is approved (and all other conditions, as discussed below, are satisfied or waived).

         The implementation of the Merger is (and therefore the implementation of the Schemes and the separate arrangements with Jupiters Optionholders are) also subject to the following conditions being satisfied or waived:

         (a) (REGULATORY APPROVALS) All necessary Regulatory Approvals required to implement the Ordinary Share Scheme, including approval of the Queensland State Government under relevant gaming legislation, being obtained prior to the Second Court Date. The required Regulatory Approvals are briefly described in Section 20.4.

         (b) (NO PROHIBITIONS) No legal restraint existing on the Second Court Date which prevents the Ordinary Share Scheme from proceeding.

         (c) (QUOTATION OF TABCORP SHARES) Approval for official quotation of the TABCORP Shares to be issued under the Ordinary Share Scheme being obtained from ASX before the Second Court Date.

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                                      196

         (d) (JUPITERS PRESCRIBED OCCURRENCE) No Jupiters Prescribed Occurrence having occurred prior to the Second Court Date. The Jupiters Prescribed Occurrences are described in Section 20.13.

         (e) (JUPITERS MATERIAL ADVERSE CHANGE) No Jupiters Material Adverse Change having occurred prior to the Second Court Date. The concept of a Jupiters Material Adverse Change is described in Section 20.14.

         (f) (JUPITERS REPRESENTATIONS) The representations made by Jupiters under the Merger Implementation Agreement being materially correct as at 12 June 2003 (the date of execution of the Merger Implementation Agreement) and also on the Second Court Date. The key representations are set out in Section 20.15.

         (g) (TABCORP PRESCRIBED OCCURRENCE) No TABCORP Prescribed Occurrence having occurred prior to the Second Court Date. The TABCORP Prescribed Occurrences are described in Section 20.16.

         (h) (TABCORP MATERIAL ADVERSE CHANGE) No TABCORP Material Adverse Change having occurred prior to the Second Court Date. The concept of a TABCORP Material Adverse Change is described in
                  Section 20.17.

         (i) (TABCORP REPRESENTATIONS) The representations made by TABCORP under the Merger Implementation Agreement being materially correct as at 12 June 2003 (the date of execution of the Merger Implementation Agreement) and also on the Second Court Date. The key representations are set out in Section 20.18.

         (j) (CENTREBET BUSINESS) At all times up to the Second Court Date, Jupiters having complied in all material respects with its obligations under the Merger Implementation Agreement in relation to the Centrebet Business. These are described in
                  Section 20.9.

         (k) (FINANCING CONDITIONS) Each condition to the commitment letters described in Section 16.9(c) and to the availability of funds under the loan facilities to be entered into pursuant to those commitment letters (excluding conditions which are procedural and in the sole control of TABCORP) being satisfied or waived by the relevant lenders prior to the Second Court Date.

         Both parties have the benefit of the conditions described in paragraphs
         (a) to (c) above, and those conditions may only be waived jointly. TABCORP alone has the benefit of, and may waive, the conditions in paragraphs (d), (e),(f), (j) and (k). Jupiters alone has the benefit of, and may waive, the conditions in paragraphs (g), (h) and (i).

         The RPS Scheme is also subject to the following conditions being satisfied or waived:

         (l) All necessary Regulatory Approvals required to implement the RPS Scheme, including approval of the Queensland State Government under relevant gaming legislation, being obtained prior to the Second Court Date. The required Regulatory Approvals are briefly described in Section 20.4.

         (m) No legal restraint existing on the Second Court Date which prevents the RPS Scheme from proceeding.

         Both parties have the benefit of those conditions, and they may only be waived jointly.

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                                      197

         Both TABCORP and Jupiters are obliged to use their best endeavours to procure the satisfaction of the conditions.

         If either party proposes to terminate the Merger Implementation Agreement on the basis of a Material Adverse Change in respect of the other party, the other party may refer the matter to PricewaterhouseCoopers Securities Ltd for an expert determination as to whether such a Material Adverse Change has in fact occurred.

20.4     REGULATORY APPROVALS

         Implementation of the Merger is dependent upon a number of Regulatory Approvals having been obtained. In particular, a number of approvals from the Queensland State Government under relevant gaming legislation are necessary, including approvals relating to:

         (a) the acquisition by the TABCORP Group of interests, above certain threshold amounts, in securities in Jupiters and certain of its Related Entities;

         (b) the suitability of the TABCORP Group, the TABCORP Board and the senior executives of TABCORP to be associated with the Queensland gaming activities of the Jupiters Group; and

         (c) the appointment of TABCORP nominees to the Jupiters Board and the board of various other Related Entities of Jupiters.

         The Merger Implementation Agreement provides that the Regulatory Approval condition is satisfied even if a Regulatory Approval is granted subject to conditions, provided that those conditions are essentially of a procedural nature or impose other non-material requirements incidental to the Regulatory Approval.

         TABCORP has made applications for each of the required Queensland Regulatory Approvals. TABCORP has been in ongoing discussions with the Queensland Office of Gaming Regulation in relation to those applications and has no reason to believe that the required Regulatory Approvals will not be forthcoming or will be subject to any material conditions.

         In this regard, TABCORP proposes to seek amendments to its constitution at its next annual general meeting (expected to be held on 30 October
         2003) with a view to a corresponding position applying under its constitution with respect to the Queensland State Government as currently applies with respect to the NSW Casino Control Authority (including so that the Queensland Minister responsible for administering the Casino Control Act 1982 (Qld) has similar powers under TABCORP's constitution as the NSW Casino Control Authority). The amendment of TABCORP's constitution to include these provisions may be a condition of the Regulatory Approvals required from the Queensland State Government in connection with the Ordinary Share Scheme.

         TABCORP expects any such amendments to be approved at its annual general meeting. However, if the amendments are not approved by TABCORP's shareholders at its annual general meeting in circumstances where such approval is a condition of the Regulatory Approvals from the Queensland State Government, implementation of the Ordinary Share Scheme may be delayed or not proceed at all.

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                                      198

         If Centrebet Sale Completion has not occurred by 31 October 2003 Regulatory Approvals may also be required from the Northern Territory Racing Commission relating to the ownership of Centrebet. TABCORP has written to the Northern Territory Racing Commission in this regard.

         The required Regulatory Approvals (referred to above) may not be obtained before the Ordinary Share Scheme Meeting.

20.5     JUPITERS' OBLIGATIONS

         In addition to its general obligation to do all things necessary to implement the Merger, Jupiters has provided a number of specific undertakings in the Merger Implementation Agreement in relation to the key steps in the process.

         Jupiters has agreed to conduct its business in the ordinary and usual course substantially consistent with the manner in which the business has been conducted in the past, complying with all laws and using reasonable endeavours to preserve intact its key business relationships. The Merger Implementation Agreement gives Jupiters the flexibility, however, to operate in accordance with its general business plans, as disclosed to TABCORP prior to the signing of the agreement. Given Jupiters' intention to sell the Centrebet Business prior to implementation of the Merger, the Merger Implementation Agreement does not generally seek to constrain Jupiters' operation of that business, subject to certain constraints as discussed in Section 20.9(c).

         The Directors are required to recommend both of the Schemes unless:

         (a) a bona fide third party proposal is announced which the Directors, acting in good faith after having taken financial and legal advice, determine is capable of being valued and completed and is more favourable from a financial point of view than the Ordinary Share Scheme, and the Directors publicly recommend that such a proposal is in the interests of Jupiters and its members; or

         (b) in relation to the RPS Scheme, the Directors form the view, after having taken advice, that the VWAP for Jupiters Ordinary Shares for the 20 Business Days prior to the Trigger Event Conversion Date will be more than $6.77 (which will result in the Repurchase Amount under the RPS Terms being greater than $105.26).

         In the circumstances set out in paragraph (a) above, however, TABCORP will have termination rights under the Merger Implementation Agreement and will be entitled to costs reimbursement. See Sections 20.11 and 20.12.

         Under the Merger Implementation Agreement, the Directors were also entitled not to recommend the Ordinary Share Scheme if the Independent Expert formed the opinion that it was not in the best interests of Jupiters and Jupiters Ordinary Shareholders. As the Independent Expert has provided a favourable opinion on the Ordinary Share Scheme (namely that it is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable), this entitlement is no longer relevant.

         In relation to the RPS Scheme, the Merger Implementation Agreement also entitled the Directors to not recommend the RPS Scheme if either:

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                                      199

         (a) the Independent Expert was of the opinion that the RPS Scheme is not in the best interests of the RPS Holders; or

         (b) the Offer Price (under the RPS Terms) determined by the Independent Expert was more than $7.66 (which would result in the Repurchase Amount being greater than $105.26).

         The Independent Expert has not reached either of those conclusions. On that basis, this entitlement is also no longer relevant.

20.6     TABCORP'S OBLIGATIONS

         Like Jupiters, TABCORP has, in addition to its general obligation to do all things necessary to implement the Merger, provided a number of specific undertakings in the Merger Implementation Agreement in relation to the key steps in the process.

         The Deed Poll has been executed by TABCORP, TABCORP Investments and TABCORP Issuer pursuant to these obligations.

20.7     TREATMENT OF RPS

         The parties have agreed under the Merger Implementation Agreement how requests for conversion of RPS prior to implementation of the Merger will be dealt with by Jupiters. Sections 13.4(b) and 13.4(c) describe the proposed treatment. In summary:

         - for those RPS subject to a Trigger Event Conversion Notice, Jupiters will elect under the RPS Terms for them to be acquired by TABCORP Investments (unless it is legally prevented from doing so). TABCORP has agreed that TABCORP Investments will purchase the RPS and pay the Repurchase Amount calculated under the RPS Terms; and

         - for those RPS subject to a Special Conversion Notice, Jupiters will elect under the RPS Terms for them to be redeemed (unless it is legally prevented from doing so). Jupiters will pay the cash redemption amount calculated under the RPS Terms. TABCORP has agreed that TABCORP Investments will subscribe for new RPS in Jupiters to allow the redemption of any existing RPS.

         Jupiters may only consent to RPS Holders withdrawing their requests for conversion of RPS on or before the Business Day immediately preceding the time and date to determine who is entitled to vote on the RPS Scheme.

         TABCORP's obligations to procure TABCORP Investments to purchase RPS, and to subscribe for new RPS in Jupiters to allow for the redemption of any existing RPS, will continue even if the Merger Implementation Agreement is terminated, unless that termination occurs:

         (a) prior to Jupiters making the relevant election to sell or redeem the RPS; or

         (b) as a result of a material breach by Jupiters of the Merger Implementation Agreement, or the Jupiters Board withdrawing its recommendation of the Merger, or the Jupiters Board recommends a bona fide competing proposal in the circumstances permitted by the Merger Implementation Agreement (see Section 20.5).

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                                      200

         In those circumstances, Jupiters may elect to allow the RPS to convert into Jupiters Ordinary Shares.

         If Jupiters does not apply the RPS Terms in a manner consistent with their terms, this Scheme Booklet and the Trigger Event Notification sent to RPS Holders on 8 September 2003, TABCORP will be entitled to terminate the Merger Implementation Agreement.

20.8     TREATMENT OF JUPITERS OPTIONS

         The Merger Implementation Agreement restricts the ability of Jupiters to take specified actions in relation to the Jupiters Options which may prejudice the position of TABCORP if the Merger is implemented. Such actions include extending the period of exercise of Jupiters Options, bringing forward the date of exercise of any Jupiters Option, or reducing the exercise price or increasing the number of shares to be issued on exercise of any Jupiters Option.

         Under the Jupiters Option Plan, certain of the Jupiters Options will become exercisable once the Court approves the Ordinary Share Scheme and it is unconditional. The Merger Implementation Agreement requires Jupiters to exercise its powers under the Jupiters Option Plan to determine that those Jupiters Options will cease to be exercisable after the Implementation Record Date for the Ordinary Share Scheme. These Jupiters Options can be exercised by Jupiters Optionholders during the period from the date that the Court approves the Ordinary Share Scheme and it is unconditional to the Implementation Record Date for the Ordinary Share Scheme. No Jupiters Options will lapse before the Implementation Date for the Ordinary Share Scheme. Jupiters Options on issue at the Implementation Date for the Ordinary Share Scheme will be cancelled pursuant to the separate arrangements agreed between Jupiters Optionholders, Jupiters and TABCORP Investments and the Jupiters Optionholders will receive the cash consideration due to them under those arrangements.

20.9     CENTREBET BUSINESS

         The intention of the parties is that the Centrebet Business will be divested by Jupiters prior to the Merger being effected. The Merger Implementation Agreement provides that Jupiters must use all reasonable endeavours to sell and complete a sale of the Centrebet Business as soon as possible, and in any event no later than 31 October 2003. At the date of this Scheme Booklet a Centrebet Sale Agreement has not been executed. See Section 7 for further information on the sale process.

         The parties have agreed a number of matters relating to that proposed disposal of the Centrebet Business, and in relation to the operation of the Centrebet Business in the period leading up to that sale. Those matters relate to:

         (a) the terms on which the Centrebet Sale can occur. Jupiters has agreed to certain parameters regarding the assets and liabilities to be sold, the ongoing commercial arrangements with the purchaser that can be agreed, the warranties that can be provided, and the indemnities that can be offered;

         (b) the involvement of TABCORP in the sale process, which includes the review by TABCORP of draft sale documentation;

         (c) the operation of the Centrebet Business by Jupiters. Jupiters must have regard to the fact that, if the Centrebet Sale is not completed in time, the Merged Group will

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                                      201

                  own the Centrebet Business upon implementation of the Merger. In addition, the Centrebet Business cannot be operated in a manner that could incur material liability for a member of the Jupiters Group other than Centrebet. There are carve-outs that apply to these obligations - in particular, Jupiters is generally able to operate the Centrebet Business in a manner consistent with past practice; and

         (d) the operation of the Centrebet Business by TABCORP. Where Centrebet Sale Completion does not occur by 31 October 2003, so that the Centrebet Business will be owned by the Merged Group upon implementation of the Merger, TABCORP must have regard in good faith to the potential economic interests of Centrebet Noteholders under the Centrebet Notes. It must also procure that until 30 September 2004 (or 30 June 2004 if a Centrebet Sale Agreement has not been entered into by that date) any changes made to the Centrebet Business by TABCORP or its Related Entities that are reasonably likely to have a material adverse effect on the financial performance or the value of the Centrebet Business are based on legal advice to the effect that the changes are necessary for probity or licensing purposes or to comply with any law or regulation in a jurisdiction in which the Merged Group operates or proposes to operate (see also Sections 17.4(b) and 18.3 in this regard).

         The Merger Implementation Agreement also details how net value attributable to the Centrebet Sale (if any) will be distributed to Jupiters Ordinary Shareholders in connection with the Merger. Section 7 sets out detailed information regarding the manner in which the Centrebet Business, and potential value attributable to that business, is proposed to be dealt with in connection with the Merger.

20.10    EXCLUSIVITY

         Jupiters has agreed that it will not during the term of the Merger Implementation Agreement solicit or initiate any proposals that might compete with the Merger, or enter into any discussions or agreements in relation to any such proposal.

         Jupiters is obliged to inform TABCORP of any approaches made to it by a third party in relation to a competing proposal and any requests for information. If it provides any information to a third party in connection with a competing proposal (whether or not solicited), it must also notify TABCORP of that.

         Jupiters' exclusivity obligations do not prevent it from taking action in relation to an unsolicited bona fide competing proposal made by a person of reputable commercial standing, where the Jupiters Board determines (upon appropriate advice) that the proposal is, or is likely to be, reasonably capable of being valued and completed and is more favourable from a financial point of view to Jupiters Ordinary Shareholders than the Merger. However, it must notify TABCORP if it takes or intends to take any such action, and TABCORP may be entitled in those circumstances to costs reimbursement.

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                                      202

20.11    COSTS REIMBURSEMENT

         In certain circumstances, the Merger Implementation Agreement contemplates that TABCORP or Jupiters may recover from the other party certain of the costs incurred by it in pursuing the Merger. Each party was, and remains, of the view that such compensation rights are a critical condition of its willingness to pursue the Merger.

         The compensation rights are intended to cover the advisory costs incurred by each party, financing costs, the costs of the Independent Expert and other reasonable out of pocket expenses. They do not extend to advisers' success fees or opportunity costs.

         In the case of TABCORP, the relevant costs have been determined to be $12.2 million (exclusive of GST), while Jupiters' costs have been determined to be $7.5 million (exclusive of GST). Jupiters will be liable to compensate TABCORP for the relevant amount in circumstances where:

         (a) a competing proposal is announced on or before 19 December 2003 and successfully proceeds within the 12 months after announcement;

         (b) the Jupiters Board fails to recommend, or withdraws its recommendation of, the Merger, or publicly recommends a third party proposal;

         (c) the Jupiters Board fails to recommend, or withdraws its recommendation of, the RPS Scheme, other than because the likely VWAP for Jupiters Ordinary Shares prior to the Trigger Event Conversion Date indicates that the cash consideration which a RPS Holder would receive on transfer of their RPS following the giving of a Trigger Event Conversion Notice is more valuable to a RPS Holder than the consideration offered under the RPS Scheme; or

         (d)      the Merger does not proceed because:

                  -        TABCORP terminates the agreement;

                  -        the Court fails to approve the Ordinary Share Scheme;
                           or

                  - the Ordinary Share Scheme does not proceed by the agreed deadline of 19 December 2003,

                  in each of those cases, as a result of a material breach of the Merger Implementation Agreement by Jupiters.

         Under the Merger Implementation Agreement, the Jupiters Board was entitled, without being liable as a consequence to reimburse TABCORP's costs, to not recommend or to withdraw its recommendation of the Merger, if the Independent Expert had given an unfavourable opinion on the Ordinary Share Scheme (provided that Jupiters was able to demonstrate that the dominant reason for that opinion was not the existence of a third party proposal). Given that the Independent Expert has given a favourable opinion on the Ordinary Share Scheme (namely that it is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable), this entitlement is no longer relevant.

         Similarly, the Merger Implementation Agreement entitled the Jupiters Board, without being liable as a consequence to reimburse TABCORP's costs, to not recommend or to withdraw its recommendation of the RPS Scheme, either because:

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                                      203

         (a) the Independent Expert gave an unfavourable opinion in relation to the RPS Scheme; or

         (b) the valuation of the Offer Price by the Independent Expert indicated that the cash consideration which a RPS Holder would receive on transfer of their RPS following the giving of a Trigger Event Conversion Notice was more valuable to a RPS Holder than the consideration offered under the RPS Scheme.

         Given that neither event has occurred (that is, the Independent Expert has provided a favourable opinion on the RPS Scheme, and its valuation of the Offer Price indicates that RPS Holders will receive more under the RPS Scheme than in respect of the transfer of their RPS following the giving of a Trigger Event Conversion Notice - see Section 13.4(b)), this entitlement is also no longer relevant.

         TABCORP will be liable to compensate Jupiters for the relevant amount in circumstances where:

         (a)      the Merger does not proceed because:

                  -        Jupiters terminates the agreement;

                  -        the Court fails to approve the Ordinary Share Scheme;
                           or

                  - the Ordinary Share Scheme does not proceed by the agreed deadline of 19 December 2003,

                  in each of those cases, as a result of a material breach of the Merger Implementation Agreement by TABCORP;

         (b) a condition to the commitment letters described in Section 16.9(c) or to the availability of funds under the loan facilities to be entered into pursuant to those commitment letters is not satisfied or waived by the relevant lenders, except where TABCORP can demonstrate that the dominant reason for that is a material adverse change in the business or financial condition of the Jupiters Group.

20.12    TERMINATION RIGHTS

         Either party may terminate the Merger Implementation Agreement, and accordingly abandon the Merger, prior to the Second Court Date if :

         (a) the Ordinary Share Scheme does not become effective by 19 December 2003;

         (b) the other party is in material breach of the Merger Implementation Agreement and does not rectify the breach within five Business Days;

         (c) the Ordinary Share Scheme is not approved by the Jupiters Ordinary Shareholders; or

         (d) any court or Regulatory Authority has taken any action to prevent the Ordinary Share Scheme from proceeding.

         TABCORP may also terminate the Merger Implementation Agreement prior to the Second Court Date if the Directors withdraw their recommendation of the Ordinary Share Scheme.

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                                      204

         Jupiters may terminate the agreement prior to the Second Court Date if it receives a bona fide competing proposal (on the terms described in Section 20.10), and the Directors publicly recommend that the competing proposal is in the interests of Jupiters and its members.

         TABCORP can also terminate the agreement if Jupiters is legally prevented from making or implementing an election under the RPS Terms to have RPS the subject of a Conversion Notice acquired by TABCORP Investments or redeemed by Jupiters (as applicable).

20.13    JUPITERS PRESCRIBED OCCURRENCES

         Jupiters is obliged under the Merger Implementation Agreement to ensure that no Jupiters Prescribed Occurrence occurs prior to the Second Court Date. A breach of this obligation will, as discussed in Section 20.3, entitle TABCORP to terminate the Merger Implementation Agreement and seek costs reimbursement from Jupiters.

         A Jupiters Prescribed Occurrence includes:

         (a) Jupiters or any of its Related Entities amending their constitution;

         (b) any member of the Jupiters Group reconstructing its share capital (for example, by issuing new securities, buying back shares, reducing its share capital or converting its shares);

         (c) Jupiters disposing of any of its subsidiaries, or any member of the Jupiters Group disposing of the whole or substantial part of its business or property, or the Jupiters Group acquiring or disposing of businesses or assets worth more than $10 million;

         (d) Jupiters paying any dividend or other distribution (other than the Jupiters' final dividend for the June 2003 financial year and any dividends on the RPS);

         (e) any member of the Jupiters Group entering into any contract with a period of more than two years, or which requires or may result in expenditure of $500,000 or more in any year (except where previously legally committed);

         (f) any member of the Jupiters Group incurring any debt or making any loan, other than under existing facilities;

         (g) the Jupiters Group making any capital expenditure in excess of $500,000 (except where previously legally committed);

         (h) Jupiters paying or agreeing to pay bonuses or increased entitlements to Jupiters Group employees (except to the extent already disclosed to TABCORP or in the ordinary course of business consistent with past practice);

         (i) any Jupiters Group member varying or waiving its rights under any material contract; or

         (j) Jupiters applying or proposing to apply the RPS Terms in a manner other than as set out in the Merger Implementation Agreement (see Section 20.7).

         There are also a number of insolvency events which would constitute a Jupiters Prescribed Occurrence.

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                                      205

         Jupiters and its Related Entities are permitted to take any action that would otherwise be a Jupiters Prescribed Occurrence if that is required under the Merger Implementation Agreement, the Schemes, the RPS Terms or the Jupiters Option Plan. The same applies if the action is necessitated by the Casino Management Agreements, or is consistent with business plans or other disclosure made to TABCORP prior to entry into the Merger Implementation Agreement. Conduct relating to the operation or disposal of the Centrebet Business is also excluded, provided it is otherwise in compliance with the Merger Implementation Agreement (see
         Section 20.9).

20.14    JUPITERS MATERIAL ADVERSE CHANGE

         TABCORP has the right to terminate the Merger Implementation Agreement if a Jupiters Material Adverse Change occurs prior to the Second Court Date.

         A Jupiters Material Adverse Change is a matter, event or circumstance which either individually, or when aggregated with others, is reasonably likely to have an adverse financial effect of $60 million or more.

         Such a matter, event or circumstance would include a change in law and a change in any matter which has been previously disclosed to TABCORP as a financial assumption in Jupiters' business plans. It would not include, however, anything required to be done pursuant to the Merger Implementation Agreement or anything that TABCORP had knowledge of prior to entering into the Merger Implementation Agreement (other than knowledge of the general risk of a matter). It also does not include any matter impacting on the operation of the Centrebet Business (unless it impacts the wider Jupiters Group).

         The relevant financial effect of such matters, events or circumstances is calculated on the following basis:

         (a) adverse financial effects on the recurring operating EBIT of the Jupiters Group in any financial year will be taken into account if they are at least $1 million. In calculating the overall effect, a factor of ten will be applied (so that an earnings effect that is actually $2 million will be taken for these purposes to have an impact of $20 million);

         (b) adverse financial effects on the net assets of the Jupiters Group will be taken into account if they are at least $5 million; and

         (c) where the matter, event or circumstance involves capital expenditure on a particular project of the Jupiters Group (including the Gold Coast Convention and Exhibition Centre) in excess of those levels previously disclosed to TABCORP, the amount of the excess will be taken into account.

         Matters that fall within more than one paragraph are only counted once, being where the matter has the largest financial effect based on the calculations above.

20.15    JUPITERS' REPRESENTATIONS

         In addition to customary representations regarding its status and corporate authority, Jupiters has represented to TABCORP under the Merger Implementation Agreement that:

         (a) except as otherwise notified to TABCORP, it has acted in good faith and used all reasonable endeavours to ensure that it has disclosed to TABCORP all

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                                      206

                  information objectively necessary to make an informed decision as to whether or not to proceed with the Merger, and that it is not aware of any material information relating to Jupiters that has not been disclosed;

         (b) the Jupiters Information in this Scheme Booklet has been included in good faith and on the understanding that TABCORP and its officers have relied on that information for the purposes of considering and approving the TABCORP Information in this Scheme Booklet and that the Independent Expert has relied on the information for the purposes of preparing its reports;

         (c) the Jupiters Information complies in all material respects with relevant laws;

         (d) the Jupiters Information does not contain any material statement which is misleading or deceptive or contain any material omission;

         (e) it will provide to TABCORP (and to Jupiters' security holders, as necessary) any new material information of which Jupiters becomes aware (after making all reasonable and diligent enquiries);

         (f) except as previously disclosed in any written material made available to TABCORP as part of its due diligence investigations, no Director nor any senior executive at Jupiters is aware (after making reasonable enquiries) of any Jupiters Prescribed Occurrence having occurred between 5 March 2003 and 12 June 2003 (the date of execution of the Merger Implementation Agreement);

         (g) it will have sufficient profits and franking credits to pay both the Special Dividend and the Centrebet Dividend; and

         (h) the assets to be sold under the Centrebet Sale Agreement are used exclusively in the Centrebet Business and do not otherwise relate to the operations of the Jupiters Group, and the liabilities which will be assumed under the Centrebet Sale Agreement constitute the material liabilities of Centrebet.

20.16    TABCORP PRESCRIBED OCCURRENCES

         TABCORP is obliged under the Merger Implementation Agreement to ensure that no TABCORP Prescribed Occurrence occurs prior to the Second Court Date. A breach of this obligation will, as discussed in Section 20.3, entitle Jupiters to terminate the Merger Implementation Agreement and seek costs reimbursement from TABCORP.

         A TABCORP Prescribed Occurrence includes:

         (a) any member of the TABCORP Group reconstructing its share capital, by reducing its share capital or converting its shares; and

         (b) any member of the TABCORP Group disposing of the whole or substantial part of its business or property.

         There are also a number of insolvency events which would constitute a TABCORP Prescribed Occurrence.

         In addition, a TABCORP Prescribed Occurrence will occur if:

         (a) TABCORP (without Jupiters' consent) announces an intention or agreement to:

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                                      207

                  (i) issue any securities (other than in connection with the Merger or under a dividend reinvestment plan including pursuant to any underwriting of that plan or an employee incentive arrangement);

                  (ii) acquire assets or securities (other than in the ordinary course of business) with a cumulative value of more than $185 million; or

                  (iii) dispose of substantially all of one of its operating divisions; and

         (b) over the 10 Business Days after the announcement, the volume weighted average sale price for TABCORP Shares on ASX is below $8.98, where that price represents a fall relative to $10.26 that is more than 7.5 percentage points greater than the decline (if any) in the S&P / ASX 100 Index since 5 March 2003.

         TABCORP and its Related Entities are permitted to take any action that would otherwise be a TABCORP Prescribed Occurrence if that is required under the Merger Implementation Agreement or the Schemes.

20.17    TABCORP MATERIAL ADVERSE CHANGE

         Jupiters has the right to terminate the Merger Implementation Agreement if a TABCORP Material Adverse Change occurs prior to the Second Court Date.

         A TABCORP Material Adverse Change is a matter, event or circumstance which either individually, or when aggregated with others, is reasonably likely to have an adverse financial effect of $438 million or more.

         Such a matter, event or circumstance would include a change in law and a change in any matter which has been previously disclosed to Jupiters as a financial assumption in TABCORP's business plans for its gaming business. It would not include, however, anything required to be done pursuant to the Merger Implementation Agreement or anything that Jupiters had knowledge of prior to entering into the Merger Implementation Agreement (other than knowledge of the general risk of a matter).

         The relevant financial effect of such matters, events or circumstances is calculated on the following basis:

         (a) adverse financial effects on the recurring operating EBIT of the TABCORP Group in any financial year will be taken into account if they are at least $7 million. In calculating the overall effect, a factor of ten will be applied (so that an earnings effect that is actually $9 million will be taken for these purposes to have an impact of $90 million); and

         (b) adverse financial effects on the net assets of the TABCORP Group will be taken into account if they are at least $36 million.

         Matters that fall within more than one paragraph are only counted once, being where the matter has the largest financial effect based on the calculations above.

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                                      208

20.18    TABCORP'S REPRESENTATIONS

         In addition to customary representations regarding its status and corporate authority, TABCORP has represented to Jupiters under the Merger Implementation Agreement that:

         (a) it has acted in good faith and used all reasonable endeavours to ensure that it has disclosed to Jupiters all information objectively necessary for an informed decision to be made in relation to an acquisition of 48 million TABCORP Shares;

         (b) the TABCORP Information in this Scheme Booklet has been included in good faith and on the understanding that Jupiters and it officers have relied on that information for the purposes of preparing this Scheme Booklet and that the Independent Expert has relied on the information for the purposes of preparing its report;

         (c) the TABCORP Information complies in all material respects with relevant laws;

         (d) the TABCORP Information in this Scheme Booklet does not contain any material statement which is misleading or deceptive or contain any material omission;

         (e) it will provide to Jupiters any new material information of which TABCORP becomes aware (after making all reasonable and diligent enquiries); and

         (f) no TABCORP Prescribed Occurrence has occurred between 5 March 2003 and 12 June 2003 (the date of execution of the Merger Implementation Agreement).

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                                      209

SECTION 21 - KEY TERMS OF THE AGREEMENTS WITH JUPITERS OPTIONHOLDERS FOR THE CANCELLATION OF JUPITERS OPTIONS

Jupiters and TABCORP Investments have entered into an Option Cancellation Deed with each Jupiters Optionholder. Under the terms of each Option Cancellation Deed, the parties agree that the Jupiters Options registered in the name of the relevant Jupiters Optionholder on the Implementation Date for the Ordinary Share Scheme will be cancelled on that date and that TABCORP Investments will pay to that Jupiters Optionholder a cancellation fee. The cancellation fee will be $2.07 for each Jupiters Option which is registered in the name of the relevant Jupiters Optionholder and which has an expiry date of 30 August 2011, and $2.14 for each Jupiters Option which is registered in the name of the relevant Jupiters Optionholder and which has an expiry date of 5 November 2011.

The cancellation of Jupiters Options and payments referred to above are subject to the Ordinary Share Scheme becoming effective.

Unless TABCORP Investments and Jupiters agree otherwise, the Option Cancellation Deeds will automatically terminate on 19 December 2003 if the conditions referred to above have not been satisfied by that date.

Under the Jupiters Option Plan, certain of the Jupiters Options will become exercisable once the Court approves the Ordinary Share Scheme and it is unconditional. Jupiters Optionholders are able to exercise, on or before the Implementation Record Date for the Ordinary Share Scheme, any Jupiters Options which become exercisable before that date. Any Jupiters Optionholder who exercises Jupiters Options in this way will participate in the Ordinary Share Scheme in respect of the Jupiters Ordinary Shares issued to them (assuming that they continue to hold Jupiters Ordinary Shares at the Implementation Record Date for the Ordinary Share Scheme), and will not receive a cancellation fee in respect of the relevant Jupiters Options.

Jupiters Optionholders may not otherwise dispose of their Jupiters Options, and have agreed with Jupiters and TABCORP Investments that they will not do so or seek to do so.

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                                      210

                                GLOSSARY OF TERMS

DEFINITIONS

In this Scheme Booklet (other than the Appendices), unless the context requires otherwise:

$ means the lawful currency of Australia.

ACCRUED DIVIDEND EQUIVALENT means, in relation to a RPS, an amount equal to the dividend accrued on that RPS from (and including) the Dividend Payment Date immediately prior to the Implementation Date for the RPS Scheme, to (but excluding) that Implementation Date.

APPENDIX means an appendix to this Scheme Booklet.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691) or, as the context requires, the financial market conducted by it.

ASX LISTING RULES means the official listing rules of ASX.

BUSINESS DAY has the meaning given in the ASX Listing Rules.

CASH CONSIDERATION CAP has the meaning given in Section 6.2(c).

CASINO DUTY AND COMMUNITY BENEFIT LEVY AGREEMENT means the SCH Casino Duty and Community Benefit Levy Agreement dated 14 December 1994 between the State of New South Wales and Star City, governing the calculation and payment of certain taxes in relation to Star City Casino.

CASINO MANAGEMENT AGREEMENTS means:

(a) the agreement dated 18 May 1993 between Jupiters and BI Gaming Corporation in relation to the management of the hotel and casino complex known as Conrad Treasury; and

(b) the agreement dated 16 May 1988 between Jupiters, BI Gaming Corporation and Jupiters Custodian Pty Ltd (ACN 067 888 680) in relation to the management of the hotel and casino complex known as Conrad Jupiters.

CENTREBET means Centrebet Pty Limited (ACN 082 760 610).

CENTREBET BUSINESS means the internet and telephone gambling business conducted, or proposed to be conducted (to the extent of the introduction of a rapid-draw numbers game and mobile telephone betting platforms), by Centrebet and Jupiters UK Limited (Company Number 04279246) as at 12 June 2003 (being the date of the Merger Implementation Agreement).

CENTREBET COMPONENT means the component of entitlements to be received by Jupiters Ordinary Shareholders pursuant to the Ordinary Share Scheme in connection with the distribution of a proportion of the Net Centrebet Proceeds.

CENTREBET DIVIDEND means a fully franked special dividend (for each Jupiters Ordinary Share on issue at the Implementation Record Date for the Ordinary Share Scheme) of a cash amount equal to the Net Centrebet Proceeds divided by the number of Jupiters Ordinary Shares on issue at the

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                                      211

Implementation Record Date for the Ordinary Share Scheme, to be declared by the Jupiters Board and paid by Jupiters in certain circumstances.

CENTREBET NOTE means an unsecured note to be issued in certain circumstances by TABCORP Issuer under the Centrebet Note Deed and providing for a potential cash payment to holders.

CENTREBET NOTE DEED means the Centrebet Notes Trust Deed dated 3 September 2003 between TABCORP, TABCORP Issuer and the Note Trustee, described in Section 7.5.

CENTREBET NOTEHOLDER means a person registered in the register of noteholders of TABCORP Issuer as the holder of one or more Centrebet Notes from time to time.

CENTREBET SALE means the sale by Jupiters and its relevant Related Entities of the Centrebet Business, including the assets (or substantially all of the assets) used in the Centrebet Business and the material liabilities of the Centrebet Business, to a person other than Jupiters or any of its Related Entities.

CENTREBET SALE AGREEMENT means a definitive and legally binding agreement, whether conditional or unconditional, for the Centrebet Sale.

CENTREBET SALE COMPLETION means the first time at which both of the following are satisfied:

(a)      completion under a Centrebet Sale Agreement has occurred; and

(b) the purchase price payable by the purchaser under that Centrebet Sale Agreement has been received by Jupiters and its relevant Related Entities, and any adjustments to that purchase price have been made, and any disputes in relation to any such adjustments have been finally determined, in accordance with that Centrebet Sale Agreement.

CLUB KENO ACT means the Club Keno Act 1993 (Vic).

CONVERSION DATE means a Special Conversion Date or a Trigger Event Conversion Date.

CONVERSION MINIMUM has the meaning given to it in the RPS Terms.

CONVERSION NOTICE means a Special Conversion Notice for a Trigger Event Conversion Notice.

CORPORATIONS ACT means the Corporations Act 2001 (Cth).

COURT means the Supreme Court of Queensland.

DEED POLL means the Deed Poll dated 3 September 2003 executed by TABCORP, TABCORP Investments and TABCORP Issuer, and set out in Appendix I, pursuant to which each of TABCORP, TABCORP Investments and TABCORP Issuer has, amongst other things, covenanted in favour of Jupiters Ordinary Shareholders to perform the obligations contemplated of it under the Ordinary Share Scheme.

DIRECTORS means the directors of Jupiters.

DIVIDEND PAYMENT DATE has the meaning given in the RPS Terms.

EBIT means earnings before interest and tax.

EBITA means earnings before interest, tax and goodwill amortisation.

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                                      212

EBITDA means earnings before interest, tax, depreciation and amortisation.

EFFECTIVE DATE means, in relation to a Scheme, the date on which the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the Scheme comes into effect pursuant to section 411(10) of the Corporations Act.

EGM means electronic gaming machine.

EPS means earnings per share.

ELECTION FORM means a form accompanying this Scheme Booklet to be completed by a Jupiters Ordinary Shareholder who wishes to make a Maximum Shares Election or a Maximum Cash Election under the Ordinary Share Scheme.

EXEMPT EMPLOYEE SHARE PLAN or EESP means a share plan under which Jupiters Ordinary Shares are held by the Plan Trustee on trust for certain employees of the Jupiters Group.

FINANCIAL INFORMATION has the meaning given to it in Section 16.7(a).

GAMING AND BETTING ACT means the Gaming and Betting Act 1994 (Vic).

GAMING LICENCE means the gaming licence granted to TABCORP under the Gaming and Betting Act.

GAMING MACHINE CONTROL ACT means the Gaming Machine Control Act 1991 (Vic).

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and the related imposition acts of the Commonwealth of Australia.

IMPLEMENTATION DATE means, in relation to a Scheme, the third Business Day after the Implementation Record Date for that Scheme.

IMPLEMENTATION RECORD DATE means, in relation to a Scheme, 5.00pm on the fifth Business Day after the Effective Date for that Scheme.

INDEPENDENT EXPERT means PricewaterhouseCoopers Securities Ltd (ACN 003 311
617).

INDEPENDENT EXPERT'S REPORT means:

(a) in respect of the Ordinary Share Scheme, the independent expert's report prepared by the Independent Expert on the Ordinary Share Scheme and set out in Appendix A; and

(b) in respect of the RPS Scheme, the independent expert's report prepared by the Independent Expert on the RPS Scheme and set out in Appendix F.

INELIGIBLE OVERSEAS SHAREHOLDERS means a Jupiters Ordinary Shareholder whose address as shown in Jupiters' Share Register at the Implementation Record Date for the Ordinary Share Scheme is in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America, except where:

(a) in the case of the issue of TABCORP Shares, TABCORP is reasonably satisfied that such issue to that Jupiters Ordinary Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction; and

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                                      213

(b) in the case of the issue of Centrebet Notes, TABCORP is reasonably satisfied that such issue to that Jupiters Ordinary Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction.

JOINT VENTURE AGREEMENT means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd and certain wholly owned subsidiaries of TABCORP providing for the establishment and conduct of an unincorporated joint venture between TABCORP Participant and VicRacing Pty Ltd.

JUPITERS means Jupiters Limited (ACN 010 741 045).

JUPITERS BOARD means the board of directors of Jupiters.

JUPITERS GROUP means Jupiters and its Related Entities.

JUPITERS INFORMATION means the information provided by Jupiters to the Independent Expert for the purpose of the Independent Expert preparing the Independent Expert's Reports and the information contained in this Scheme Booklet other than the TABCORP Information, the taxation opinions set out in Appendices B and G and the Independent Expert's Reports.

JUPITERS MATERIAL ADVERSE CHANGE has the meaning given in Section 20.14.

JUPITERS OPTION means an option granted pursuant to the Jupiters Option Plan to subscribe for Jupiters Ordinary Shares.

JUPITERS OPTION PLAN means the Jupiters Limited Executive Option Plan adopted by the Jupiters Board on or about 8 February 2001.

JUPITERS OPTIONHOLDER means each person registered as the holder of Jupiters Options in the register of holders of Jupiters Options maintained in accordance with the Corporations Act.

JUPITERS ORDINARY SHARE means a fully paid ordinary share in the capital of Jupiters.

JUPITERS ORDINARY SHAREHOLDER means a person registered in Jupiters' Share Register as the holder of Jupiters Ordinary Shares.

JUPITERS PRESCRIBED OCCURRENCE has the meaning given in Section 20.13.

JUPITERS' SHARE REGISTER means the register of members of Jupiters maintained in accordance with the Corporations Act.

JUPITERS' SHARE REGISTRY means Computershare Investor Services Pty Ltd (ACN 078 279 277).

MAXIMUM CASH ELECTION has the meaning given to it in Section 6.2(c).

MAXIMUM SHARES ELECTION has the meaning given to it in Section 6.2(c).

MERGED GROUP means TABCORP and its Related Entities following the Merger, including Jupiters.

MERGER means the combination of Jupiters and TABCORP pursuant to the Ordinary Share Scheme.

MERGER IMPLEMENTATION AGREEMENT means the Merger Implementation Agreement dated 12 June 2003 between Jupiters and TABCORP (as amended on 4 September 2003).

MINIMUM TRIGGER EVENT REPURCHASE AMOUNT has the meaning given to it in Section 13.4(b).

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                                      214

NET CENTREBET PROCEEDS are summarised in Appendix E.

NOTE TRUSTEE means the trustee of the trust constituted by the Centrebet Note Deed, being Equity Trustees Limited (ACN 004 031 298) as at the date of this Scheme Booklet.

NPAT means Net Profit after Tax.

NSW CASINO CONTROL AUTHORITY means the New South Wales Control Authority, a statutory authority created under the Casino Control Act 1992 (NSW).

NSW CASINO LICENCE means the licence issued to Star City and in force under Part 2 of the Casino Control Act 1992 (NSW) to operate a casino.

OFFER PRICE has the meaning given in the RPS Terms.

OPTION CANCELLATION DEED means a deed between TABCORP Investments, Jupiters and the relevant Jupiters Optionholder providing for the cancellation of Jupiters Options and the payment of a cancellation fee.

ORDINARY SHARE SCHEME means the proposed scheme of arrangement between Jupiters and Jupiters Ordinary Shareholders, set out in Appendix C, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Jupiters and TABCORP.

ORDINARY SHARE SCHEME MEETING means the meeting of Jupiters Ordinary Shareholders ordered by the Court to be convened and to be held on 24 October 2003 to consider and, if thought fit, to approve the Ordinary Share Scheme.

PARTICIPATING EMPLOYEES means employees of the Jupiters Group who participate in the Exempt Employee Share Plan.

PBT means Profit before Income Tax Expense.

PLAN TRUSTEE means the trustee of the Exempt Employee Share Plan, being ASX Perpetual Registrars Ltd (ACN 083 214 537) as at the date of this Scheme Booklet.

PRODUCT SUPPLY AGREEMENT means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the supply of certain information relating to thoroughbred, harness and greyhound racing and the establishment and operation of a marketing program for the Victorian Racing Industry.

QUEENSLAND STATE GOVERNMENT means any and all of the Governor-in-Council of the State of Queensland, the Minister for the time being charged with the administration of the Casino Control Act 1982 (Qld) or the Keno Act 1996 (Qld), the Queensland Office of Gaming Regulation and the chief executive officer of the Queensland Office of Gaming Regulation.

RACING PROGRAM AGREEMENT means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the establishment and operation of a program of race meetings and races in Victoria.

REGULATORY APPROVAL means:

(a) any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Regulatory Authority;

(b) in relation to anything that would be fully or partly prohibited or restricted by law if a Regulatory Authority intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action; or

(c)      any amendment to any legislation.

REGULATORY AUTHORITY means a government or a governmental, semi-governmental or judicial entity or authority or any Minister, department, office or delegate of any government. It includes a self-regulatory organisation established under statute or a stock exchange, ASIC and ASX.

RELATED ENTITY means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

REPURCHASE AMOUNT has the meaning given in the RPS Terms.

RPS means a fully paid reset preference share in the capital of Jupiters issued on the RPS Terms.

RPS HOLDER means each person registered in the Jupiters' Share Register as the holder of RPS.

RPS SCHEME means the proposed scheme of arrangement between Jupiters and RPS Holders, as set out in Appendix H, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Jupiters and TABCORP.

RPS SCHEME MEETING means the meeting of RPS Holders ordered by the Court to be convened and to be held on 24 October 2003 to consider and, if thought fit, to approve the RPS Scheme.

RPS TERMS means the Terms and Conditions of the RPS (being the Terms and Conditions as set out in Appendix A to the prospectus dated 28 February 2002 issued by Jupiters, as those Terms and Conditions were amended by the Directors and announced to ASX on 12 June 2003).

SARS means Severe Acute Respiratory Syndrome.

SCHEME BOOKLET means this scheme booklet.

SCHEME MEETINGS means the Ordinary Share Scheme Meeting and the RPS Scheme Meeting.

SCHEMES means the Ordinary Share Scheme and the RPS Scheme.

SECOND COURT DATE means the first day on which an application made to the Court for the Scheme Order is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

SECTION means a section of this Scheme Booklet.

SHARE CONSIDERATION CAP has the meaning given in Section 6.2(c).

SPECIAL CONVERSION DATE has the meaning given to it in Section 13.4(c).

SPECIAL CONVERSION NOTICE means a notice to Jupiters from a RPS Holder that requests Jupiters to convert the number of RPS specified in the notice into Jupiters Ordinary Shares pursuant to clause 4.3 of the RPS Terms.

SPECIAL DIVIDEND means a fully franked dividend (for each Jupiters Ordinary Share on issue at the Implementation Record Date for the Ordinary Share Scheme) of $0.75 cash.

STANDARD CASH AND SHARES OFFER has the meaning given to it in Section 6.2.

STAR CITY means Star City Pty Ltd (ACN 060 510 410).

STAR CITY CASINO means the casino operated at Pyrmont Bay, New South Wales in respect of which Star City has been issued a casino licence.

STAR CITY GROUP means Star City Holdings and its subsidiaries.

STAR CITY HOLDINGS means Star City Holdings Limited (ACN 064 054 431).

STAR CITY MANAGEMENT AGREEMENT means the Casino Complex Management Agreement entered into on 21 April 1994 between Sydney Harbour Casino Properties Pty Ltd, Star City, Showboat Australia Pty Ltd, Sydney Casino Management Pty Ltd (all wholly owned subsidiaries of TABCORP at the date of this Scheme Booklet) and Leighton Property Development Pty Ltd in relation to the operation, management and supervision of Star City Casino.

TABCORP means TABCORP Holdings Limited (ACN 063 780 709).

TABCORP BOARD means the board of directors of TABCORP.

TABCORP GROUP means TABCORP and its Related Entities as at the date of this Scheme Booklet.

TABCORP INFORMATION means the information set out in Sections 4, 5 under the heading "Trading of TABCORP Shares", 6.1 but only the third paragraph and that part of the sixth paragraph that relates to TABCORP's intentions, 6.2(d)(ii) but only that part of the fifth paragraph that relates to TABCORP's intentions with respect to Centrebet, 7.1 but only that part of the ninth paragraph that relates to TABCORP's intentions with respect to Centrebet, 7.3, 7.4, 7.5, 11, 13.4(b) but only that part of the seventh paragraph that relates to the period after the Effective Date for the Ordinary Share Scheme, 13.4(c) but only the fourth paragraph, 14, 16, 17, 18 other than Sections 18.3 and 18.6 and that part of 18.7(b) that relates to the laws concerning internet gambling and Centrebet's turnover, 19.12, 19.13, 19.14, 19.15, 19.16, 19.17, 19.18, 20.4 and definitions used in the Glossary that are used in the preceding Sections that are not used elsewhere in the Scheme Booklet other than the Glossary, which have been prepared and provided by TABCORP, TABCORP Investments and TABCORP Issuer for use in this Scheme Booklet, and information provided by TABCORP, TABCORP Investments or TABCORP Issuer to the Independent Expert for the purpose of the Independent Expert preparing the Independent Expert's Reports.

TABCORP INVESTMENTS means TABCORP Investments No. 2 Pty Ltd (ACN 105 341 375).

TABCORP ISSUER means TABCORP Issuer Pty Ltd (ACN 105 341 366).

TABCORP MATERIAL ADVERSE CHANGE has the meaning given in Section 20.17.

TABCORP PARTICIPANT means TABCORP Participant Pty Ltd (ACN 064 304 105).

TABCORP PRESCRIBED OCCURRENCE has the meaning given in Section 20.16.

TABCORP SHARE means a fully paid ordinary share in the capital of TABCORP.

TATTERSALL'S means the Trustees of the Will and Estate of the late George Adams.

TRIGGER EVENT means the trigger event arising under the RPS Terms as a result of the release of this Scheme Booklet to ASX.

TRIGGER EVENT CONVERSION DATE means the trigger event conversion date under the RPS Terms pertaining to the Trigger Event.

TRIGGER EVENT CONVERSION NOTICE means the notice that may be delivered to Jupiters by a RPS Holder following the notification by Jupiters of the Trigger Event requesting Jupiters to convert the number of RPS specified in the notice into Jupiters Ordinary Shares pursuant to clause 4.2 of the RPS Terms.

TRIGGER EVENT NOTIFICATION means the notice sent to RPS Holders notifying them of the occurrence of a Trigger Event under the RPS Terms.

US NOTE DEED means the Indenture dated as of 11 March 1999 between Jupiters, The Bank of New York and others.

US NOTES means 8.5% unsecured senior notes issued under the US Note Deed.

VCGA or VICTORIAN CASINO AND GAMING AUTHORITY means the Victorian Casino and Gaming Authority established under the Gaming and Betting Act.

VICTORIAN MINISTER means the Minister of the Crown for the time being charged with the administration of the Gaming and Betting Act.

VICTORIAN RACING INDUSTRY means the thoroughbred, harness and greyhound racing clubs established in Victoria.

VWAP means the average of the daily volume weighted average sale price of Jupiters Ordinary Shares sold on ASX during the specified period or on specified days (but not including any transaction defined in the official business rules of ASX as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or the exercise of options over Jupiters Ordinary Shares), or, as the context requires, the variable "VWAP" as determined under the RPS Terms.

WAGERING LICENCE means the wagering licence granted to TABCORP under the Gaming and Betting Act.

INTERPRETATION

In this Scheme Booklet (other than the Appendices):

- Words and phrases not otherwise defined in this Scheme Booklet (excluding the Appendices) have the same meaning (if any) as is given to them by the Corporations Act.

- The singular includes the plural and vice versa. A reference to a person includes a reference to a corporation.

- Headings are for ease of reference only and do not affect the interpretation of this Scheme Booklet.

                                   APPENDIX A

            INDEPENDENT EXPERT'S REPORT ON THE ORDINARY SHARE SCHEME

[PRICEWATERHOUSECOOPERS LETTERHEAD]

The Directors
Jupiters Limited
Level 9
Niecon Tower
17 Victoria Avenue
BROADBEACH QLD 4128

4 September 2003

Dear Directors

INDEPENDENT EXPERT'S REPORT IN RELATION TO THE PROPOSED MERGER WITH TABCORP HOLDINGS LIMITED

INTRODUCTION

On 5 March 2003, the directors of Jupiters Limited (Jupiters) and TABCORP Holdings Limited (TABCORP) jointly announced a proposal to create Australia's largest gambling and entertainment company through the Proposed Merger of Jupiters and TABCORP.

The Proposed Merger is to be implemented by way of TABCORP Investments, a wholly owned subsidiary of TABCORP, acquiring all of the ordinary shares in Jupiters and will be effected by a Scheme of Arrangement between Jupiters and the holders of Jupiters Ordinary Shares (Ordinary Share Scheme). Jupiters will also propose a scheme for the holders of Jupiters RPS (RPS Scheme).

The Proposed Merger is conditional upon Jupiters Ordinary Shareholders approving the Ordinary Share Scheme, but is not conditional upon the RPS Scheme becoming effective. The details of the Proposed Merger are embodied in a Merger Implementation Agreement (MIA) dated 12 June 2003, which sets out the main terms and conditions of the merger, as well as the process leading to the approval of the Schemes of Arrangement.

In summary, the Proposed Merger is conditional upon various regulatory approvals, including the Queensland Government, approval of the Supreme Court of Queensland, approval of Jupiters Ordinary Shareholders, TABCORP's financing facility becoming unconditional and certain prescribed events not occurring.

SHAREHOLDER APPROVAL

Pursuant to the MIA, Jupiters must propose the Schemes of Arrangement under Part
5.1 of the Corporations Act. Details of each Scheme are contained in the Scheme Booklet which has been approved by the Court, registered with the Australian Securities & Investments Commission (ASIC) and in which this letter and accompanying report are enclosed.

Relevant shareholders will be asked to vote on the Schemes at meetings ordered by the Court under section 411(1) of the Corporations Act. In addition to voting on whether the Ordinary Share Scheme should be approved, Jupiters Ordinary Shareholders may also make an election as to the form of consideration they wish to receive should the Ordinary Share Scheme be approved.

[PRICEWATERHOUSECOOPERS LOGO]

It will be a significant decision for Jupiters Ordinary Shareholders to approve the Proposed Merger as approval will pass control of Jupiters to TABCORP, providing the Ordinary Share Scheme is also approved by the Court. In making this decision, Jupiters Ordinary Shareholders will need to compare the benefits of approving the Proposed Merger against the benefits offered by other alternatives available to them and to Jupiters.

INDEPENDENT EXPERT'S REPORT

To assist Jupiters Ordinary Shareholders in their decision whether to approve the Proposed Merger, the Jupiters directors have requested PricewaterhouseCoopers Securities Ltd (PwCS) to prepare an Independent Expert's Report addressing whether or not the Proposed Merger is fair and reasonable and is in the best interests of Jupiters Ordinary Shareholders. This letter contains our opinion, which is based on the approach, evaluation criteria and analysis set out in the accompanying Independent Expert's Report.

In developing our evaluation criteria as to the meaning of "best interests" and "fair and reasonable", we have considered precedents, as well as the policy and practice statements issued by ASIC. In our view, the criteria we have applied, as summarised below, for assessing best interests incorporates the fair and reasonable tests embodied in the Corporations Act and in ASIC's policy statements.

Our report is directed at the interests of the Jupiters Ordinary Shareholders and therefore we do not directly consider the interests of the RPS holders in our report. A separate report has been prepared on the RPS Scheme.

TERMS OF THE MERGER PROPOSAL

The salient aspect for Jupiters Ordinary Shareholders, which is addressed in our report, is whether the total consideration offers sufficient value to compensate them for the disposal of their ordinary shares in Jupiters. For the purposes of our report, the total consideration reflects the aggregate entitlements under the Ordinary Share Scheme as set out in the Scheme Booklet.

Under the Proposed Merger, Jupiters Ordinary Shareholders will receive, for their Jupiters Ordinary Shares, a combination of cash and shares (with limited exceptions). It is important to note that the consideration comprises a component of cash and shares to be provided by the TABCORP Group directly, another component being delivered by Jupiters in the form of a special dividend, and a further component relating to the Net Centrebet Proceeds, which may be provided by the TABCORP Group or by Jupiters.

The cash and shares component of the TABCORP consideration is set out in the Scheme Booklet and is described as a cash amount and quantum of TABCORP shares for each 100 Jupiters Ordinary Shares held (subject to the effects of rounding). Throughout our report we have converted the offer to an equivalent cash amount and quantum of TABCORP Shares for one Jupiters Ordinary Share, to allow easier comparison.

[PRICEWATERHOUSECOOPERS LOGO]

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from the TABCORP Group, for each Jupiters Ordinary Share held, is (on average):

-        0.24 shares in TABCORP, and

-        $2.85 in cash.

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from Jupiters, for each Jupiters Ordinary Share held, is $0.75 in cash via payment of a fully franked special dividend.

Additional consideration is provided for in relation to the sale of the Centrebet business:

- if the sale of Centrebet completes before 31 October 2003, the consideration will be the Net Centrebet Proceeds payable by Jupiters by way of a fully franked dividend, or

- if the sale of Centrebet completes after 31 October 2003, the consideration will be an unsecured note from TABCORP Issuer under which TABCORP Issuer will pay the Net Centrebet Proceeds to Jupiters Ordinary Shareholders when such proceeds are received; or

- should a sale agreement for the sale of Centrebet not be entered into by 30 June 2004 or not be completed before 30 September 2004, providing TABCORP has exercised reasonable endeavours to sell Centrebet, the notes will lapse and TABCORP will have no further obligation to sell Centrebet or to account to Jupiters Ordinary Shareholders for any proceeds received.

The Ordinary Share Scheme will also allow Jupiters Ordinary Shareholders to elect to receive a higher proportion of cash or shares from TABCORP depending on the availability of cash and shares from fixed pools.

BASIS OF EVALUATION

At the outset, we note that the strategic rationale for the Proposed Merger is underpinned by influences within the gambling industry which drive the need for greater scale and diversification in order to generate earnings growth and to take advantage of expansion opportunities. Our report evaluates these influences in the context of the Proposed Merger. In doing so, we have applied four criteria to assess whether the Merger Proposal is fair and reasonable and in the best interests of Jupiters Ordinary Shareholders:

         (a) DOES THE PROPOSED MERGER OFFER FAIR VALUE TO JUPITERS ORDINARY SHAREHOLDERS? To satisfy this test, the total consideration offered must not be less than the fair value of a Jupiters Ordinary Share. In evaluating whether the total consideration is fair, we have valued Jupiters including a full control premium, on the basis that the Proposed Merger amounts to a takeover of Jupiters

         (b) WILL JUPITERS ORDINARY SHAREHOLDERS BE BETTER OFF AFTER THE TRANSACTION? To satisfy this test, the Proposed Merger must demonstrate net benefits based on an comparison of pre and post-merger shareholder value metrics. In undertaking this analysis, we have allowed for the impact on the metrics of the significant cash component in the total consideration

         (c) IS THE MERGER THE BEST ALTERNATIVE AVAILABLE? To satisfy this test, the Proposed Merger must demonstrate that it delivers more value to Jupiters Ordinary Shareholders than alternative strategies, including a sale to, or merger with, an alternative buyer, continuation as a stand alone company or an orderly realisation of assets

         (d) IS IT REASONABLE FOR JUPITERS SHAREHOLDERS TO APPROVE THE TERMS OF THE MERGER RESOLUTION? To satisfy this test, the terms of the Proposed Merger should not contain any onerous or non-commercial conditions, which could materially dilute the value of the consideration offered.

OPINION

[PRICEWATERHOUSECOOPERS LOGO]

In our opinion, THE PROPOSED MERGER IS FAIR AND REASONABLE AND IS IN THE BEST INTERESTS OF JUPITERS ORDINARY SHAREHOLDERS. Our reasons for this opinion are summarised as follows:

         (a) The TOTAL CONSIDERATION OFFERED IS FAIR, because on our assessment it is not less than the full control value of a Jupiters ordinary share:

                  (i) the range of full control values of Jupiters Ordinary Shares compared to the value of total consideration is set out in Tables 1 and 2 and also shown graphically in Figure 1:

                                     TABLE 1
                        VALUE OF JUPITERS ORDINARY SHARES

------------------------------------------------------------------------
                                                     LOW          HIGH
------------------------------------------------------------------------
EBITDA $m                                            175.0         180.0
Multiple                                               9.0           9.5
                                                   -------       -------
Enterprise value $m                                  1,575         1,710
Surplus assets $m                                       93           127
Debt $m                                               (473)         (473)
                                                   -------       -------
Equity value $m                                      1,195         1,364
No of ordinary shares (m)                            201.8         201.8
VALUE PER SHARE                                    $  5.92       $  6.76
------------------------------------------------------------------------

                                     TABLE 2
                          VALUE OF TOTAL CONSIDERATION

---------------------------------------------------------------------
                                                   LOW          HIGH
---------------------------------------------------------------------
TABCORP shares                                      2.40         2.76
Cash                                                2.85         2.85
                                                 -------      -------
TABCORP CONSIDERATION                               5.25         5.61
Net Centrebet Proceeds                                 -         0.27
Special dividend                                    0.75         0.75
Value of franking credits                           0.16         0.22
                                                 -------      -------
TOTAL CONSIDERATION                              $  6.16      $  6.85
---------------------------------------------------------------------

[PRICEWATERHOUSECOOPERS LOGO]

                                    FIGURE 1

                      COMPARISON OF VALUE TO CONSIDERATION

[BAR CHART]

                  (ii) as shown in Table 2, the total consideration offered is in the range $6.16 to $6.85. This total consideration is not less than our assessment of the full control value of a Jupiters Ordinary Share which is in the range $5.92 to $6.76 as shown in Table 1

                  (iii) in assessing the full control value of a Jupiters Ordinary Share (Table 1), we have incorporated a control premium into the EBITDA multiple. We have assessed this control premium to be approximately 25% to 30% above the portfolio value of a Jupiters Ordinary Share.

                  (iv) the value of total consideration in Table 2 includes benefits attributable to franking credits attaching to the special dividend and Centrebet distribution. We have valued these benefits, which will vary according to class of shareholder, as the average benefit of the franking credits to be received

                  (v) whilst Table 2 is directed specifically at the standard cash and share consideration option, we note that the bottom of our TABCORP consideration range of $5.25 is equal in value to that which would be received under the "maximum cash alternative" and, therefore, the maximum cash alternative is also fair. Given the exchange ratio to determine the "maximum share alternative", this would realise value which is consistent with our TABCORP consideration range and is also fair. Hence, our fairness opinion covers all available mixtures of cash and shares consideration

                  (vi) the low end of our range for the total consideration in Table 2 reflects a scenario where Jupiters Ordinary Shareholders receive no benefits for Centrebet. At this low end, the total consideration is still within our valuation range for Jupiters Ordinary Shares and the offer is still fair.

         (b) JUPITERS ORDINARY SHAREHOLDERS WILL BE BETTER OFF AFTER THE MERGER because, compared to Jupiters' position pre-merger, the Proposed Merger offers net advantages in that:

                  (i)      it offers positive features as follows:

                           - a substantial control premium over the Jupiters share trading prices prior to the announcement of the merger discussions with UNiTAB and TABCORP. We assess this control premium at an average of 34% based on the average value of consideration of $6.51 over the pre-UNiTAB announcement VWAP of $4.84

                           - a significant cash realisation at a full control value of Jupiters, whilst allowing Jupiters Ordinary Shareholders to retain an interest, albeit diluted, in the merged TABCORP going forward. Accordingly, shareholders can retain the opportunity to participate in any potential upside in the industry, but at a reduced investment level

[PRICEWATERHOUSECOOPERS LOGO]

                           - significantly enhanced dividends and marginally enhanced earnings per share (pre-amortisation of intangibles), generated from the debt leverage used to finance the merger, together with potential for earnings enhancement from realisation of synergies

                           - the credit standing of the merged group is likely to be better than Jupiters standalone. This is despite the funding of a significant portion of the total consideration by debt. In addition, shareholders will have benefited from the receipt of cash as part of the total consideration which reduces their overall risk

                           - the opportunity to share in the longer-run potential arising from diversification of merged TABCORP, together with the associated portfolio benefits, especially in relation to the casinos, which should reduce volatility of earnings and allow for stronger competitive positioning

                           - a higher representation in Australian Stock Exchange Limited (ASX) leaders indices promoting additional trading activity and associated liquidity in TABCORP shares.

                  (ii) however, it contains some risks which Jupiters Ordinary Shareholders who decide to retain their TABCORP shares post-merger will assume, including:

                           - in order to justify the price paid (that is, the total consideration) over time, TABCORP will need to demonstrate that it can support a re-rating of the earnings multiple for the merged group, via the actual realisation of synergies and achievement of longer-term portfolio benefits post-merger. Otherwise the merged TABCORP's share price may not be sustained

                           - the achievement of merger synergies will depend upon successful implementation of TABCORP's integration plans, together with sound management of risks, especially associated with the integration of technologies and management cultures, and TABCORP management resources being sufficient to manage the demands of a wider portfolio

[PRICEWATERHOUSECOOPERS LOGO]

                           - the capital management policies of TABCORP, involving a combination of high dividend payout ratio and relatively high debt to equity ratio, will require prudent management to ensure that the competing cash flow demands are met and that capital expenditure, particularly on the casino properties and technology, is not under-committed over time

                           - Jupiters' shareholders who decide to retain their TABCORP shares will be exposed to greater regulatory risk associated with the renewal of TABCORP's gaming and wagering licences in 2012.

                  (iii) on balance, we believe the positive benefits outweigh the risks. The risks should be capable of management by TABCORP based on its expertise and track record and, in any case, Jupiters Ordinary Shareholders will retain a reduced exposure post-merger via the receipt of cash as a major part of the total consideration offered.

         (c) THE PROPOSED MERGER IS THE BEST ALTERNATIVE AVAILABLE because it delivers most value to shareholders. In our view:

                  (i) the Proposed Merger offers greater value and benefits than the alternative proposal to merge with UNiTAB which, based on the likely merger terms, would not have offered a control premium for Jupiters Ordinary Shareholders, would not have delivered any cash, and would have relied on realisation of synergies to generate value over time

                  (ii) no other alternative offers have been received, despite the public nature of the negotiations with TABCORP. In any case, as the Proposed Merger values Jupiters with a full control premium, we would not expect an alternative buyer to be able to justify a materially higher offer price coupled with the significant cash component

                  (iii) an orderly realisation of assets would not deliver higher value in that such a strategy would incur costs and tax liabilities, and would not deliver any value for synergy benefits or control

                  (iv) a stand alone strategy does not provide a longer term direction for Jupiters, and does not address the industry influences as set out in paragraph 18. In addition, a stand alone strategy does not allow the benefit of synergies to be gained

                  (v) Jupiters' share price would most likely trade at a lower price in the absence of this Proposed Merger. We would anticipate that prices may fall to the pre-TABCORP announcement but post UNiTAB announcement trading range. In this case, we are of the view that the additional control premium of some 15.5% which was built into the share price following the TABCORP announcement would be lost to shareholders.

         (d) THE PROPOSED MERGER HAS REASONABLE COMMERCIAL TERMS, because the agreements reached do not appear to contain any non-commercial terms which have the potential to materially dilute the value of the total consideration for Jupiters Ordinary Shareholders.

For the reasons set out above, in our opinion, Jupiters Ordinary Shareholders should approve the Ordinary Scheme resolution.

GENERAL

The full analysis and reasoning for our opinion is set out in our attached report.

Yours sincerely

/s/ Ron Higham                                       /s/ Andrew Wellington
--------------                                       ---------------------
Ron Higham                                           Andrew Wellington
Director and Authorised Representative               Authorised Representative
PricewaterhouseCoopers Securities Ltd

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INDEPENDENT EXPERT'S REPORT

PREPARED FOR THE DIRECTORS OF JUPITERS LIMITED IN RELATION TO THE PROPOSED MERGER WITH TABCORP HOLDINGS LIMITED

4 SEPTEMBER 2003

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                                TABLE OF CONTENTS

------------------------------------------------------------------------------------------------------------
SECTION                                   TITLE                                                         PAGE
------------------------------------------------------------------------------------------------------------
   1        INTRODUCTION AND PURPOSE OF OUR REPORT                                                        3
   2        DETAILS OF THE PROPOSED MERGER                                                                5
               2A    Scheme of Arrangement for ordinary shares
               2B    Scheme of Arrangement for RPS
               2C    Resolutions

   3        BASIS OF OUR EVALUATION                                                                       9
   4        THE PROPOSED MERGER IN THE CONTEXT OF THE AUSTRALIAN GAMBLING INDUSTRY                       11
               4A    Background to Proposed Merger
               4B    Industry trends and outlook
               4C    Description of merged operations
               4D    Summary of industry considerations for the merger
   5        JUPITERS ORDINARY SHARES - WHAT IS THEIR VALUE?                                              29
               5A    Overview
               5B    Application of valuation methodology
               5C    Conclusion on Valuation of Jupiters Ordinary Shares

   6        THE MERGER CONSIDERATION - IS IT FAIR?                                                       41
               6A    Introduction and approach
               6B    Value of TABCORP shares
               6C    Cash component
               6D    Other merger consideration
               6E    Comparison of total consideration to valuation of Jupiters Ordinary Shares
   7        POST MERGER ANALYSIS - ARE JUPITERS ORDINARY SHAREHOLDERS BETTER OFF?                        53
               7A    Introduction and approach
               7B    Summary of TABCORP pre-merger operating performance
               7C    A pro-forma view of the Merged TABCORP
               7D    Shareholder value analysis

   8        ALTERNATIVES - IS THERE A BETTER ONE?                                                        69
                     8A    Merger with UNiTAB
                     8B    Other potential suitors
                     8C    Orderly realisation
                     8D    Continuation as a stand alone entity

   9        IS IT REASONABLE FOR JUPITERS ORDINARY SHAREHOLDERS TO APPROVE THE TERMS OF THE MERGER       73
            RESOLUTIONS?
-----------------------------------------------------------------------------------------------------------
                                              APPENDICES
-----------------------------------------------------------------------------------------------------------
   A        Qualifications, disclaimers and consents                                                     75
   B        Sources of information                                                                       77
   C        Value of Centrebet                                                                           78
   D        Comparable company analysis                                                                  85
   E        Glossary of Terms                                                                            89
-----------------------------------------------------------------------------------------------------------

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Introduction and purpose of our report

On 5 March 2003, the directors of Jupiters and TABCORP jointly announced the Proposed Merger of Jupiters and TABCORP.

The Proposed Merger is to be implemented by way of TABCORP Investments, a wholly owned subsidiary of TABCORP, acquiring all of the ordinary shares in Jupiters and will be effected by a Scheme of Arrangement between Jupiters and the holders of Jupiters Ordinary Shares. Jupiters will also propose a Scheme for the holders of Jupiters RPS.

The details of the Proposed Merger are embodied in the MIA dated 12 June 2003 which sets out the main terms and conditions of the merger, as well as the process leading to the approval of the Schemes of Arrangement. In summary, the Proposed Merger is conditional upon various regulatory approvals, approval of the Queensland Government, approval of the Supreme Court of Queensland, approval of Jupiters Ordinary Shareholders, TABCORP's financing facilities becoming unconditional and certain prescribed events not occurring.

Pursuant to the MIA, Jupiters must propose the Schemes of Arrangement in accordance with Part 5.1 of the Corporations Act. Details of each Scheme are contained in the Scheme Booklet which has been approved by the Court, registered with the Australian Securities & Investments Commission (ASIC) and in which this report is enclosed. Relevant shareholders will be asked to vote on the Schemes at meetings ordered by the Court under section 411(1) of the Corporations Act. In addition to voting on whether the Scheme should be approved, holders of Jupiters Ordinary Shares, may make an election as to the form of consideration they wish to receive should the Ordinary Share Scheme be approved.

It will be a significant decision for Jupiters Ordinary Shareholders to approve the Proposed Merger, as approval will pass control of Jupiters to TABCORP if the Ordinary Share Scheme is also approved by the Court. In making this decision, Jupiters Ordinary Shareholders will need to compare the benefits of approving the Proposed Merger against the benefits offered by other alternatives available to them and to Jupiters.

To assist the Jupiters Ordinary Shareholders in deciding whether to approve the Proposed Merger, the Jupiters directors have requested PwCS to prepare this Independent Expert's Report addressing whether or not the Proposed Merger is fair and reasonable and is in the best interests of Jupiters Ordinary Shareholders. We therefore do not directly consider the interests of the RPS Holders in this report. Our approach, decision criteria and evaluation process in relation to the interests of the Jupiters Ordinary Shareholders are set out in the succeeding Sections of this report.

At the outset, we note that the strategic rationale for the Proposed Merger is underpinned by a range of business and gambling industry drivers which we have addressed in the report. The essence of these drivers can be summarised as:

- the desire for greater FINANCIAL AND OPERATIONAL SCALE in order to gain competitive advantage in national and global markets, by exploiting economies of scale and by achieving lower unit costs through synergies from complementary strategies, systems, technology and intellectual property to produce greater earnings growth, value and returns to shareholders

- the desire to achieve LEGAL DIVERSIFICATION across jurisdictions in order to reduce volatility induced by changing State-based gambling regulation

                                                                              12
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               Section 1: Introduction and purpose of our report

- the desire to achieve BUSINESS DIVERSIFICATION across geographic markets and to broaden product offerings in order to reduce volatility caused by reliance on specific gaming and wagering products, and

- the desire to generate benefits for shareholders through the implementation of PORTFOLIO MANAGEMENT STRATEGIES across complementary products, especially the casinos, allowing for improved revenues and the spreading of risk over a larger revenue base.

Our report evaluates and tests these propositions in the context of the Proposed Merger. Our specific evaluation criteria are set out in Section 3.

Users of this report should have regard to the qualifications, disclaimers and consents contained in Appendix A. All amounts referred to in this report are in Australian dollars, unless otherwise specifically stated. Abbreviations and definitions are contained in the Glossary of Terms at Appendix E.

                                                                              13
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Details of the Proposed Merger

The terms of the Proposed Merger are fully described in the accompanying Scheme Booklet. For convenience, we have summarised the terms and effect of the Proposed Merger in this section.

If approved, the outcome of the Schemes of Arrangement will be:

- TABCORP Investments will acquire all the outstanding Jupiters Ordinary Shares and RPS and all of the executive options in Jupiters will be cancelled, making Jupiters a wholly owned subsidiary of TABCORP, and

- because part of the consideration to be provided to Jupiters Ordinary Shareholders under the Ordinary Share Scheme comprises TABCORP shares, Jupiters Ordinary Shareholders will most likely hold shares in the Merged TABCORP, thereby retaining an indirect but diluted interest in Jupiters.

2A  SCHEME OF ARRANGEMENT FOR ORDINARY SHARES

CONSIDERATION OFFERED

Under the Proposed Merger, Jupiters Ordinary Shareholders will receive, for their Jupiters Ordinary Shares, a combination of cash and shares (with limited exceptions). It is important to note that the consideration comprises a component of cash and shares to be provided by the TABCORP Group directly, another component being delivered by Jupiters in the form of a special dividend, and a further component relating to the Net Centrebet Proceeds, which may be provided by the TABCORP Group or by Jupiters.

The salient aspect for Jupiters Ordinary Shareholders, which is addressed in our report, is whether the total consideration offers sufficient value to compensate them for the disposal of their ordinary shares in Jupiters. For the purposes of our report the total consideration reflects the aggregate entitlements under the Ordinary Share Scheme as set out in the Scheme Booklet.

The cash and shares component of the TABCORP consideration is set out in the Scheme Booklet and is described as a cash amount and quantum of TABCORP shares for each 100 Jupiters Ordinary Shares held (subject to the effects of rounding). Throughout our report we have converted the offer to an equivalent cash amount and quantum of TABCORP Shares for one Jupiters Ordinary Share, to allow comparison to the value of one Jupiters Ordinary Share.

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from the TABCORP Group, for each Jupiters Ordinary Share held, is (on average):

-        0.24 shares in TABCORP, and

-        $2.85 in cash.

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from Jupiters, for each Jupiters Ordinary Share held, is $0.75 in cash via payment of a fully franked special dividend.

Additional consideration is provided for in relation to the sale of the Centrebet business:

- if the sale of Centrebet completes before 31 October 2003, the consideration will be the Net Centrebet Proceeds from Jupiters by way of a fully franked dividend, or

                                                                              14

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                   Section 2: Details of the Proposed Merger

________________________________________________________________________________
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________________________________________________________________________________
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-        if the sale of Centrebet completes after 31 October 2003, the consideration will be in the form of an unsecured note from TABCORP Issuer under which TABCORP Issuer will pay the value of the Net Centrebet Proceeds to Jupiters Ordinary Shareholders when such proceeds are received; or

- should a sale agreement for the sale of Centrebet not be entered into by 30 June 2004 or not be completed by 30 September 2004, provided TABCORP has exercised reasonable endeavours to sell Centrebet, the notes will lapse and TABCORP will have no further obligation to sell Centrebet, or account to Jupiters Ordinary Shareholders for any proceeds received.

The TABCORP shares, unsecured notes and franking credits represent a non-cash component of the total consideration and our report addresses the value of these, as well as the value of the other components of consideration.

The Ordinary Share Scheme will allow Jupiters Ordinary Shareholders to elect to receive varying amounts of cash and shares from the TABCORP Group as follows:

                  Option 1: Cash and shares - 0.24 TABCORP shares plus $2.85 for each Jupiters Ordinary Share held (this is the base offer as described above, and is subject to the effects of rounding described in the Scheme Booklet).

                  Option 2: Maximum cash - Jupiters Ordinary Shareholders may elect to receive an additional cash payment of up to $2.40 per Jupiters Ordinary Share in lieu of TABCORP shares. This option is limited to the extent cash is available from a cash pool of approximately $575 million (as adjusted for the exercise of executive options in Jupiters).

                  Option 3: Maximum shares - Jupiters Ordinary Shareholders may elect to receive up to an additional 0.285 shares in TABCORP per Jupiters Ordinary Share in lieu of cash. This option is limited to the extent the shares are available from a share pool of approximately 48.4 million shares (as adjusted for the exercise of executive options in Jupiters). Any fractional entitlement to a TABCORP share will be rounded up or down to the nearest whole number of TABCORP shares.

Effectively, as both the cash paid and shares issued will reach their respective pool limits if all shareholders chose the `average' of $2.85 and 0.24 TABCORP shares for each Jupiters Ordinary Share, additional cash and shares will only be available to the extent some ordinary shareholders elect to take different mixtures of cash and shares.

                                                                              15

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                   Section 2: Details of the Proposed Merger

________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

Information is provided in the Scheme Booklet as to how, prima facie, the value of the maximum cash and maximum shares options may vary with changes to TABCORP share prices. In making a choice between the alternatives, investors should have regard to their own financial and tax circumstances and, if necessary, seek their own professional advice.

CENTREBET DIVESTMENT

The MIA provides that Jupiters will use all reasonable endeavours to dispose of the Centrebet Business prior to 31 October 2003. The net proceeds of such a sale are to be distributed to Jupiters Ordinary Shareholders as additional consideration under the Ordinary Share Scheme by way of a fully franked dividend from Jupiters. As discussed in Section 5, the process for selling the Centrebet Business is well advanced at the date of this report.

                                                                              16

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                   Section 2: Details of the Proposed Merger

________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
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________________________________________________________________________________

However, the quantum of the Net Centrebet Proceeds is still uncertain. For the purposes of this report, we have made an estimate of this amount in Section 6. This estimate is not material to our opinion, in that Jupiters Ordinary Shareholders will eventually share in the actual net proceeds, subject to the rider in the next paragraph.

The Proposed Merger covers the contingency that the Centrebet Business may not be disposed of prior to 31 October 2003 in which case TABCORP Issuer will issue an unsecured note to Jupiters Ordinary Shareholders as part of the consideration under the Ordinary Share Scheme. In this event, the TABCORP Group will assume responsibility for the disposal of the Centrebet Business, under the control of a committee comprising a TABCORP director and the two Jupiters directors who will join the TABCORP board.

Overall, the Proposed Merger contemplates the following scenarios for Centrebet with varying outcomes for Jupiters Ordinary Shareholders as follows:

- if the sale is completed prior to 31 October 2003, 100% of the Net Centrebet Proceeds will be distributed (as discussed above) by Jupiters as a fully franked dividend

- if the sale is not completed by 31 October 2003 but a sale agreement is entered into by 30 June 2004 and completed by 30 September 2004, TABCORP will retain the first $10 million of the net proceeds plus 12% of net proceeds in excess of $30 million and the balance of the net proceeds will be distributed to Jupiters Ordinary Shareholders via redemption of the Centrebet Note to be issued

- if an agreement to sell the Centrebet Business has not been entered into by 30 June 2004, or if the Centrebet Business is not sold by 30 September 2004 it will remain part of the TABCORP Group (subject to certain restrictions), TABCORP will have no further obligations to sell the business and, therefore, Jupiters Ordinary Shareholders will not retain any direct economic interest in it other than as TABCORP shareholders.

INELIGIBLE OVERSEAS SHAREHOLDERS

Ineligible Overseas Shareholders will not have TABCORP shares or Centrebet Notes issued directly to them. Securities that would otherwise be issued to Ineligible Overseas Shareholders will be issued to a nominee appointed by TABCORP. The nominee will sell the TABCORP shares, hold the Centrebet Notes until they are redeemed or lapse, and remit the resulting cash as soon as practicable after the TABCORP shares have been sold or Centrebet Notes redeemed.

Our assessment of the value of the TABCORP shares offered as merger consideration represents the amount that the Jupiters Ordinary Shareholders could reasonably expect to realise if they sold, either immediately or in the short term, the TABCORP shares they will receive under the Proposed Merger.

                                                                              17

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                   Section 2: Details of the Proposed Merger

________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
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________________________________________________________________________________

Hence our analysis and conclusions in relation to the Ordinary Share Scheme apply equally to Ineligible Overseas Shareholders as to other Jupiters Ordinary Shareholders.

2B  SCHEME OF ARRANGEMENT FOR RPS

Pursuant to the RPS Scheme, holders of Jupiters RPS will receive $105.26, plus the value of accrued dividends, in cash from TABCORP Investments for each RPS. Holders of RPS also have a number of alternatives open to them pursuant to the Jupiters RPS terms as a result of the Proposed Merger. These are discussed in detail in our separate report in relation to the RPS Scheme. We have not in this report considered whether the RPS Scheme is fair and reasonable and in the best interests of RPS holders.

2C  RESOLUTIONS

Jupiters Ordinary Shareholders and RPS Holders will be asked to vote on the respective Schemes in accordance with the resolutions contained in the relevant notice of meeting accompanying the Scheme Booklet. The Scheme for RPS holders is conditional upon the Ordinary Share Scheme becoming effective.

The Ordinary Share Scheme is not conditional on the RPS Scheme becoming effective.

If the resolutions are passed by the relevant majorities, Jupiters must apply to the Court for orders approving the relevant Scheme(s), and if that approval is given, lodge the orders with ASIC and do all things necessary to give effect to the relevant Scheme(s).

                                                                              18

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Basis of our evaluation

In developing our evaluation criteria, we have considered the nature of the Proposed Merger and how this will impact on Jupiters Ordinary Shareholders.

In our view, the Proposed Merger amounts to a takeover of Jupiters in that:

- control of Jupiters will pass to TABCORP, with only around 12% of TABCORP equity being held post-merger by existing Jupiters Ordinary Shareholders, and

-        the majority of the consideration is in the form of cash.

In considering whether the Proposed Merger is in the best interests of Jupiters Ordinary Shareholders, we have therefore looked for the presence of a full control premium in the consideration offered.

We have also had regard to the relevant Policy Statements and Practice Notes issued by ASIC. In particular, we have had regard to Policy Statement 75:
Independent Expert Reports to Shareholders, and Practice Note 43: Valuation Reports and Profit Forecasts.

Policy Statement 75 states that:

- a transaction is "fair" if the value of the consideration offered is equal to or greater than (that is, not less than) the value of the asset or assets which are the subject of the transaction

- a transaction is "reasonable" if it is fair. It may also be reasonable if, despite not being fair, after considering other significant factors, shareholders should accept the terms of the transaction in the absence of any higher bid.

In our view, for the Proposed Merger to be fair and reasonable and in the best interests of Jupiters Ordinary Shareholders, it must be capable of satisfying four key criteria:

- DOES THE PROPOSED MERGER OFFER FAIR VALUE TO JUPITERS ORDINARY SHAREHOLDERS? This involves a comparison of the value of the total consideration being offered to the value of Jupiters Ordinary Shares including a control premium. If the total value of the consideration offered is not less than the value of Jupiters Ordinary Shares, including a control premium, the transaction will offer fair value. In this regard, the consideration is the total of the TABCORP consideration plus any other amounts to be paid directly by Jupiters

- WILL JUPITERS ORDINARY SHAREHOLDERS BE BETTER OFF AFTER THE TRANSACTION? An important component of the consideration involves shares in TABCORP. Jupiters Ordinary Shareholders need to evaluate the implications and benefits in owning TABCORP shares, as well as consider the additional benefits and risks associated with the merger strategy and synergies. This evaluation involves a comparison of various pre and post merger shareholder value metrics, including earnings per share
         (EPS), dividends per share (DPS), debt to equity ratios, and review of capital market parameters, such as trading and liquidity in the TABCORP stock, as well as a consideration of the merged TABCORP group's prospects

- IS THE MERGER THE BEST ALTERNATIVE AVAILABLE? The Proposed Merger will pass control of Jupiters to TABCORP. Shareholders need to be satisfied that the Proposed Merger provides the most value to shareholders compared to other options available to realise value, for example from an orderly realisation or from

                                                                              19

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                   Section 3: Basis of evaluation

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         other suitors, such as the potential merger with UNiTAB, or from a stand alone strategy, and

                                                                              20

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                   Section 3: Basis of evaluation

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-        IS IT REASONABLE FOR JUPITERS ORDINARY SHAREHOLDERS TO APPROVE THE
         TERMS OF THE MERGER RESOLUTION? This involves a consideration of other commercial arrangements, such as board and management control, and any material contractual conditions. The terms of the Proposed Merger should not contain any onerous or non-commercial conditions which could materially dilute the value of the consideration.

In our view, our best interests criteria incorporate the requirements for a fair and reasonable assessment.

In undertaking our assessment, we have considered the likely impact of the Proposed Merger on the ordinary shareholders as a whole. We have not considered how the Proposed Merger may affect individual shareholders. Individual shareholders have different financial and tax circumstances and it is not practicable nor possible to consider the implications of the Proposed Merger on individuals as their respective financial circumstances are not known to us. Individual shareholders should seek their own professional advice.

                                                                              21

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The Proposed Merger in the context of the Australian gambling industry

4A  BACKGROUND TO PROPOSED MERGER

Both Jupiters and TABCORP are significant participants in the Australian gambling industry. Whilst there is significant complementarity in their operations, they do not tend to compete directly because Jupiters' major activities are in Queensland whilst TABCORP has significant activities in both Victoria and New South Wales. The Merger Proposal therefore offers potential for geographic diversification by bringing the two groups together.

The Australian gambling industry experienced significant growth throughout the 1990s, however that growth is showing signs of maturing and levelling off. It is within this context that the Proposed Merger should be viewed. In considering the Proposed Merger, we have therefore given consideration to industry trends and outlook at a national level and then considered the profile of the gambling operations of the Merged TABCORP should the Proposed Merger be approved.

The major activities of Jupiters can be summarised as:

- ownership of two premier casino/hotel complexes in Queensland, being Conrad Jupiters on the Gold Coast and Conrad Treasury in Brisbane

- ownership and operation of the Breakwater casino/hotel and marina complex in Townsville

- operation of a real-time, wide-area keno game throughout Queensland (Jupiters Keno) and New South Wales (Club Keno)

- provision of monitoring services and progressive jackpot services for gaming machines in Queensland

- ownership of Centrebet, a Northern Territory based international on-line fixed odds sports book operator

- operation of a nation-wide information technology service and support business for the Australian gaming and other industries (AWA Technology)

- development of gaming and wagering technology for use by Jupiters and/or sale or licence to third parties in Australia and offshore (Jupiters Technology and Jupiters International).

TABCORP similarly owns and operates a number of businesses in the gaming and wagering sector. The major activities of TABCORP are based in Victoria and New South Wales and can be summarised as:

- holds one of the two Gaming Operators licences permitting holders to operate gaming machines in Victoria outside Crown Casino. Under this licence, TABCORP owns, operates and monitors gaming machines at licensed clubs and hotels throughout Victoria

- holds the sole licence to conduct on-course and off-course totalisators (wagering) in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand

-        ownership and operation of the Star City casino/hotel complex in Sydney

- operation of fixed odds betting in Victoria on approved sporting and other events

- operation of TRACKSIDE, an animated simulated racing game at off-course venues in Victoria, casinos in Australia and venues in Denmark

-        holds a keno licence in Victoria.

                                                                              22

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    Section 4: The Proposed Merger in the context of the Australian gambling industry

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                                                                              23

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    Section 4: The Proposed Merger in the context of the Australian gambling industry

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A summary of the operations on a geographic basis is set out in Table 4.1.

                                   TABLE 4.1

                         GEOGRAPHIC SPLIT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------
       STATE                   CASINOS                  GAMING              WAGERING            OTHER
------------------------------------------------------------------------------------------------------------------
VICTORIA                                         -   TABCORP           -  TABCORP        -    TABCORP keno

                                                     Gaming               wagering       -    TRACKSIDE

                                                                       -  Fixed odds

                                                                          betting
------------------------------------------------------------------------------------------------------------------
NEW SOUTH WALES         -   Star City                                                    -    Club Keno
------------------------------------------------------------------------------------------------------------------
QUEENSLAND              -   Conrad Jupiters      -   Jupiters Machine                    -    Jupiters Keno

                        -   Conrad Treasury          Gaming

                        -   Jupiters Townsville  -   TABCORP

                                                     monitoring
------------------------------------------------------------------------------------------------------------------
OTHER/INTERNATIONAL                                                    -  SuperTAB       -    Jupiters Technology

                                                                          pooling        -    Jupiters

                                                                          agreement           International

                                                                       -  Centrebet      -    AWA Technology

                                                                                         -    TRACKSIDE
------------------------------------------------------------------------------------------------------------------

Italics = TABCORP operations
Non-Italics = Jupiters operations

The Proposed Merger would therefore produce a merged entity with a significant market share and operations across the three major states of Queensland, New South Wales and Victoria. These three states dominate the Australian gambling industry, which is a major sector in the Australian economy and contributes strongly to State revenues. Figures 4.1 and 4.2 below, show the merged market share, as well as the geographic spread of revenue pre and post merger, of the national gambling industry.

                                   FIGURE 4.1

                    GAMBLING MARKET SHARE OF MERGED TABCORP

[PIE CHART]

Other                          81%
Merged TABCORP(1)              19%

(1) The merged TABCORP market share includes revenues managed by TABCORP under the terms of the joint venture with the

                                                                              24

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    Section 4: The Proposed Merger in the context of the Australian gambling industry

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                                   FIGURE 4.2

                MERGER EFFECTS ON GEOGRAPHICAL SPREAD OF REVENUE

[PIE CHART]

TABCORP PRE-MERGER(2003)

QLD                      0%
NSW                     33%
VIC                     67%

[PIE CHART]

JUPITERS PRE-MERGER(2003)

NSW                      8%
Centrebet                4%
QLD                     88%

[PIE CHART]

TABCORP POST-MERGER

QLD                     26%
NSW                     26%
VIC                     48%

Source : TABCORP analysis, PwC analysis

4B  INDUSTRY TRENDS AND OUTLOOK

Australian gambling turnover has grown rapidly over the past decade and by 2000/01 had grown to in excess of $117 billion, representing a CAGR of 14.7% over the prior ten years. Much of this growth was fuelled by new capacity in the form of new casino licences in Canberra, Brisbane, Cairns, Sydney and Melbourne, and by the rapid growth in gaming machines in Victoria, New South Wales and Queensland in particular. The market dominance and high growth of gaming machines and casinos is illustrated by the 5 year growth profile shown in Figure 4.3.

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                                   FIGURE 4.3

     GAMBLING TURNOVER(1) AND EXPENDITURE(1) GROWTH FROM 1995/96 TO 2000/01

[GRAPH]

(1) Does not include interactive gaming data
Source : Tasmanian Gaming Commission, PwC analysis

TABCORP and Jupiters have benefited from this growth and have employed strategies involving both organic growth and acquisitions. As examples of the latter, TABCORP acquired the Sydney casino licence through its 1999 takeover of Star City, whilst Jupiters successfully bid for the Brisbane casino licence and commenced operations in 1995, and in late 2002 acquired the balance of ownership in Jupiters Townsville.

A key growth driver for the industry has been the benefit from an increasing share of HDI. This is largely an outcome of enhanced distribution and the aging population, who have a greater propensity to spend on leisure and entertainment activities. To illustrate, the share of HDI being spent in Australia on gambling has increased from 2.53% in 1994 to 3.39% in 2001 as shown in Figure 4.4.

                                   FIGURE 4.4

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      GAMBLING EXPENDITURE AS A PERCENTAGE OF HOUSEHOLD DISPOSABLE INCOME

[PIE CHART]

                       1993-94           2000-01
Gambling                2.53%             3.39%
Other expenditure      97.47%            96.61%
                                4.27%
                                CAGR

Source: Tasmanian Gaming Commission, PwC analysis

Future organic growth in the industry is expected to be assisted by continued growth in HDI, as shown in Figure 4.5, which shows continued forecast real growth in HDI through to 2005.

                                   FIGURE 4.5

                     GROWTH IN GAMBLING EXPENDITURE AND HDI

          GAMBLING EXPENDITURE COMPARED TO HOUSEHOLD DISPOSABLE INCOME
                             FROM 1990/91 TO 2004/05

[BAR CHART]

(1) Household disposable income

Source : Tasmanian Gaming Commission, Access Economics, PwC analysis

In more recent years, however, as also shown in Figure 4.5 above, the rate of growth in gambling expenditure has started to show signs of maturity, due to a major degree, to government-imposed caps on gaming machines and no new casino licences. Nevertheless, if gambling can at least maintain its 3.39% share of

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HDI, there should be a positive underlying industry growth factor, assuming no further major changes in state government social policies in relation to responsible gambling.

Maturity in any industry inevitably drives rationalisation. As revenue growth begins to slow, participants focus more on the costs of product delivery in order to continue generating bottom line growth. The desire to achieve scale economies, allowing costs and risks to be spread over a larger operation, is critical to this strategy. The Proposed Merger is a response to this maturing growth profile.

Given this industry profile there are likely to be four key drivers of value for participants in the gambling industry. They are:

-        finding ways to generate earnings growth as the industry matures

-        producing economies of scale in product delivery

- producing diversification benefits across products, allowing greater flexibility in risk management and,

- managing regulatory risk as regulators introduce safeguards to minimise the perceived social impacts associated with problem gambling.

In order to generate the required earnings growth, expansion into new markets (including potential overseas expansion) becomes imperative. However, without the necessary capital base and economic scale such expansion is difficult and risky.

From TABCORP's perspective, the Proposed Merger is an opportunity to broaden its exposure to other markets such as Queensland, whilst also spreading the regulatory risk across jurisdictions and increasing its merged capital base. From Jupiters perspective, in the absence of the TABCORP proposal, it would have to look to other ways to address these strategic imperatives. The alternatives for Jupiters are considered in Section 8.

4C  DESCRIPTION OF MERGED OPERATIONS

The Proposed Merger would see TABCORP have significant operations across three state jurisdictions, Queensland, New South Wales and Victoria. Following the merger, TABCORP would manage a market share of approximately 19% of the total gambling market in Australia. The operations of a post merger TABCORP in each of the Australian states are now considered in turn.

QUEENSLAND

As shown in figure 4.6, based on data for 2000/01, Queensland gambling expenditure represents 15% of national expenditure. In Queensland, 72% of its gambling expenditure is generated from gaming machines and casinos. Gambling expenditure has increased by a CAGR of approximately 14% from 1995/96 to 2000/01. The increase in casino turnover and revenue has been primarily due to the opening of Treasury Casino in Brisbane in 1995. Other trends are consistent with national statistics.

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                                   FIGURE 4.6

                  GAMBLING EXPENDITURE BY STATE IN 2000/01(%)

[PIE CHART]

VIC                     29%
SA                       6%
Other                    9%
QLD                     15%
NSW                     41%

Other                   17%
TAB                     11%
Casino                  25%
Gaming Machines         47%
Gambling type

Source: Tasmanian Gaming Commission, PwC analysis

JUPITERS CASINO OPERATIONS

CONRAD JUPITERS

In 1985, Jupiters Trust established the Conrad Jupiters hotel/casino which remains the only casino resort destination on the Gold Coast. Conrad Jupiters offers a wide array of amenities catering to local patrons, Australian and international tourists and premium players. The Queensland Government awarded Jupiters the casino licence in perpetuity.

Conrad Jupiters currently has 103 tables and 1,348 machines installed, with legislative limits of 117 tables and 1,404 machines, leaving some room for expansion of the gaming facility. Conrad Jupiters also has:

-        8 restaurants and bars

-        603 room hotel, including 29 suites

-        Banquet facilities

-        Jupiters Showroom theatre (1,125 seats)

-        Retail speciality shops

-        Covered car park for 2,400 cars.

GOLD COAST CONVENTION AND EXHIBITION CENTRE (GCCEC)

In December 2000, Jupiters entered into agreements with the Queensland Government to develop and manage the GCCEC which is due to open in 2004. This Queensland Government funded project is currently in construction and is located adjacent to Conrad Jupiters. The Government-owned $118 million GCCEC

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has been designed to cater for up to 2,000 convention delegates or up to 6,000 concert or sporting event attendees.

Jupiters' role will be to facilitate the development of the GCCEC and operate it under a long-term management agreement. The strategy for the GCCEC is to attract more convention business to the Gold Coast, particularly larger scale international and national conventions and exhibitions, and therefore drive increased visitation to the region.

The project is being constructed under a Managed Reimbursable contract by Multiplex and is expected to be completed on budget and in time for the first event in July 2004.

CONRAD TREASURY

In 1995, Jupiters established Conrad Treasury, a boutique hotel and landmark casino in Brisbane which caters to local patrons, Australian tourists and targeted premium players. The licence to operate the casino extends for a further 67 years and provides an initial ten-year exclusivity period to 2005 for casino gaming within a 60 kilometre radius of its central business district location.

Conrad Treasury features 1,329 gaming machines and 86 table games. Other facilities include:

-        7 restaurants and bars

-        130 room hotel

-        underground car parking for 750 cars.

JUPITERS TOWNSVILLE

In 1994, Jupiters acquired a 32.2% interest in Breakwater Island Trust (BIT), the owner of Sheraton Townsville Hotel & Casino (renamed Jupiters Townsville in
1999) and an 83.3% interest in Breakwater Island Limited (BIL), the Responsible Entity of BIT.

In 1999, Jupiters acquired various interests held by Starwood Pacific Hotels Pty Ltd in BIL and BIT, resulting in Jupiters becoming the operator of the Trust's hotel/casino complex as well as holding 47.5% of the units in BIT and 100% of BIL.

Jupiters moved to full ownership of BIT in March 2003.

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Jupiters Townsville is an integrated tourism and leisure facility that caters primarily to local patrons and Australian tourists. The facility includes a casino with 16 table games and 294 gaming machines as well as:

-        194 room hotel

-        7 restaurant and bars.

BIT also owns the Breakwater Marina, a 241 berth marina in Townsville with an additional 6.4 hectares of undeveloped land and holds a 20% interest in, and operates, the Townsville Entertainment Centre.

CASINO MANAGEMENT AGREEMENTS

In 1983, Conrad International Hotels Corporation (CIHC), a wholly owned subsidiary of Hilton Hotels Corporation, became a founder unitholder of Jupiters Trust and commenced managing Conrad Jupiters. Jupiters also engaged CIHC to manage Conrad Treasury when operations commenced in 1995. On 31 December 1998, CIHC transferred its rights to manage Conrad Jupiters and Conrad Treasury and its shares in Jupiters, to BI Gaming, a wholly owned subsidiary of Park Place Entertainment Corporation (Park Place). Park Place was formed as a result of the separation of Hilton's hotel and gaming businesses.

The right to use the Conrad brand name for Conrad Jupiters is held under the management agreement with BI Gaming and for Conrad Treasury under a licence from Hilton Hospitality Inc.

The operations and management of Jupiters Townsville are conducted by Jupiters under a management agreement with Breakwater Island Trust.

A summary of the management fees payable under the management contracts is shown in Table 4.2:

                                    TABLE 4.2

                              MANAGEMENT AGREEMENTS

      PROPERTY                  MANAGER         EXPIRY                  TERMS (3)
-------------------------------------------------------------------------------------------------
Conrad Jupiters               BI Gaming          2010        2% revenue + 5% profit (1)
-------------------------------------------------------------------------------------------------
Conrad Treasury               BI Gaming          2010        2% revenue + 5% profit (1)
-------------------------------------------------------------------------------------------------
Jupiters Townsville           Jupiters           2011 (2)    1% Casino revenue + 5% Casino profit

                                                             3% Hotel revenue + 9% Hotel profit
-------------------------------------------------------------------------------------------------

         Notes:

(1)      Profit is defined as total income before fixed charges

(2)      Plus two renewal option periods of five years subsequent

(3)      Exclusive of goods and services tax (GST)

KENO OPERATIONS

JUPITERS KENO

In 1997 Jupiters obtained a 25-year licence to operate a real-time, wide-area keno game in Queensland casinos, clubs, bars/pubs and TABs. The licence is exclusive for a minimum of ten years in public places in Queensland, although the Queensland Government has various rights to terminate the licence.

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Jupiters began operating Jupiters Keno outside its casinos on July 1, 1997 and now serves 597 clubs and bars/pubs/hotels, 248 TABs, Conrad Jupiters, Conrad Treasury, Jupiters Townsville and Reef Casino Cairns.

The business is operated by Jupiters-appointed keno agents, who collect turnover and pay out winnings and, in return for a daily connection fee, Jupiters provides the agents with hardware, equipment installation, maintenance, insurance and promotional material.

JUPITERS MACHINE GAMING

Jupiters Machine Gaming was one of eight entities to acquire a ten-year licence to provide monitoring and other services in respect of Queensland's gaming machines in clubs and bars/pubs. The licensed monitoring operators (LMO's) commenced gaming machine monitoring services in 1998. Rationalisation in the industry has resulted in only four licensed operators remaining in the market.

Jupiters currently monitors close to 40% of the gaming machines in Queensland clubs and hotels. The Queensland regulatory authority has set the maximum market penetration at 40% per licensee.

QUEENSLAND REGULATORY DEVELOPMENTS

The operation of casinos and other gaming and wagering in Queensland is regulated pursuant to a number of Acts and other legislation. A number of recent regulatory changes have been relevant to both the casino and gaming machine operations of Jupiters, as follows:

- Note Acceptors - All bank note acceptors on gaming machines in clubs, hotels and casinos have been limited to accepting $20 notes only from 1 December 2001. Prior to this, approximately 94% of Jupiters' machines accepted $50 and $100 notes

- Non-smoking - The Queensland Government introduced a ban on smoking in certain gaming areas from May 2002. Jupiters has been active in implementing non-smoking policies in many of its gaming areas prior to the mandatory date and was granted an exemption for its Club Conrad premium gaming venues. Jupiters believes the approach taken will minimise any long term impact on revenue.

From our discussions with management and industry analysis, we are not aware of any further impending legislative amendments which will impact Jupiters' various business units in Queensland.

NEW SOUTH WALES

As shown in figure 4.7, based on data for 2000/01, New South Wales gambling expenditure represents 41% of national expenditure. In New South Wales, 70% of gambling expenditure is generated by gaming machines, compared to only 47% in Queensland and 56% in Victoria. Gaming machine expenditure and casino expenditure have grown at a CAGR of 11% and 14% respectively from 1995/96 to 2000/01.

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                                   FIGURE 4.7

                  GAMBLING EXPENDITURE BY STATE IN 2000/01(%)

[PIE CHART]

Other                9%
SA                   6%
VIC                 29%
QLD                 15%
NSW                 41%

Other               10%
TAB                 11%
Casino               9%
Gaming Machines     70%

The Merged TABCORP's New South Wales operations will be represented by its existing Star City casino complex, which overall commands a 9% share of the NSW gambling market, and Jupiters Club Keno operations.

STAR CITY

In December 1994, a Casino licence was issued for the operation of the Star City Casino. The licence provides the right to operate a casino in New South Wales for 99 years commencing from 13 September 1995. The New South Wales government has agreed to compensate Star City if it issues licences to other operators of certain table games for the 12 years to 13 September 2007.

Star City is located at Pyrmont, adjacent to Darling Harbour and approximately
1.5 kilometres from the Sydney central business district. Title to improvements on the site revert to the New South Wales Casino Control Authority without payment or compensation upon termination of the lease on 13 December 2093.

TABCORP acquired control of Star City Holdings Limited, the then head of the group of companies which owns Star City Casino in late 1999.

The Star City complex consists of:

- A casino containing 200 gaming tables and 1,500 gaming machines. Gaming areas are split between the main gaming floor (164 tables) and premium player areas, The Endeavour Room and three private gaming rooms (36 tables)

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-        7 restaurants and 6 bars

-        352 room hotel and 139 serviced apartments

-        Banquet facilities

-        Lyric theatre (2,000 seats) and Showroom theatre (1,000 seats)

-        Retail arcade

-        Underground car park for 2,500 cars.

The Star City Casino is subject to the Casino Control Act 1992 of New South Wales, which is administered by the New South Wales Casino Control Authority. The Act requires an investigation of a casino operator within each three year period from the original grant of a casino licence. Star City has had two reviews, the first report was issued in March 1998 and the second in December 2000. While both reports found that it was in the public interest for Star City's casino licence to continue in force, the second report found there had been some problems at the casino and made a number of recommendations to improve the management of the casino and its regulation. These recommendations included changes to the regulatory structure, criminal influence and exploitation, intoxication and other associated matters.

The New South Wales Casino Control Authority performed a review of Star City's progress in actioning the recommendations within their control and a report in July 2002 concluded that Star City had substantially commenced the process of implementing management procedures to deal with the issues raised in the December 2000 report.

Star City Casino is managed by a wholly owned subsidiary of TABCORP. TABCORP completed the purchase of an 85% interest in the subsidiary and management contract on 11 January 2000 for $207 million and the remaining 15% interest effective 30 June 2003 for $53 million.

TABCORP has in place a Casino Services Agreement with Harrah's Entertainment Inc. which, for a fixed annual fee, provides TABCORP with access to certain of Harrah's knowledge and experience in running casinos. The agreement expires in January 2005.

CLUB KENO

The acquisition of AWA in January 2000 resulted in Jupiters acquiring a company now called Jupiters Gaming (NSW) Pty Ltd which is the joint licensee and manager of Club Keno. The licence to operate keno in clubs in New South Wales is jointly held with Clubkeno Holdings Pty Ltd which is controlled by Clubs NSW, a body associated with the registered clubs in that state.

Jupiters Gaming (NSW) operates real-time, wide-area keno games in New South Wales in over 1,000 clubs and Star City Casino on behalf of the licencees for a fee. The licence expires in July 2007 and Jupiters and Clubs NSW have the right to reapply for renewal of that licence in accordance with normal regulatory processes.

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VICTORIA

As shown in figure 4.8, based on data for 2000/01, Victorian gambling expenditure represents 29% of national expenditure.

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                                   FIGURE 4.8

                  GAMBLING EXPENDITURE BY STATE IN 2000/01(%)

[PIE CHART]

Other                9%
SA                   6%
VIC                 29%
QLD                 15%
NSW                 41%

Other               10%
TAB                 11%
Casino              23%
Gaming Machines     56%


Victoria has a similar gambling mix to Queensland, with gaming machines and casino expenditure representing the majority of state expenditure (79%). Gaming machine expenditure and casino expenditure have grown at a CAGR of 14% from 1995/96 to 2000/01.

GAMING AND WAGERING LICENCES

TABCORP's Victorian operations consist of gaming and wagering activities. Its Gaming and Wagering licences are for a term of 18 years and are not transferable. They expire in 2012.

On the granting of a new licence under the Gaming and Betting Act, TABCORP will be entitled to receive an amount equal to the lesser of the purchase consideration for the new licences and an amount between 85% and 115% of the original $597 million paid by TABCORP for the Wagering and Gaming licences in 1994.

The licences may only be cancelled by the Supreme Court of Victoria, following an application by the VCGA, which is approved by the Minister. Grounds for cancellation include:

- a material breach, of the relevant laws or licences relating to wagering or gaming, which is not rectified or in relation to which steps to rectify the breach have not been taken within a specified period of time

- TABCORP or an operator of a licence being convicted of a serious offence, which is of sufficient magnitude to warrant cancellation

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-        TABCORP or an operator of a licence being involved in a scheme or arrangement intended to avoid paying tax under the Gaming and Betting
         Act

-        TABCORP or an operator of a licence being insolvent.

GAMING

The gaming machine operations operate under the Tabaret brand in hotels and licensed clubs in Victoria. TABCORP is licensed to operate up to 13,750 gaming machines in Victoria. At 30 June 2003, TABCORP operated 13,692 gaming machines. The other licensed operators of gaming machines in Victoria are:

- Tattersall's, which, like TABCORP, is also licensed to operate 13,750 gaming machines in hotels and licensed clubs in Victoria

- Crown Casino, which is licensed to operate 2,500 gaming machines in the Crown Casino.

A number of Ministerial Directions have been issued in relation to the operation of the industry. These are:

- TABCORP's allocation of 13,750 gaming machines must be split equally between hotels and licensed clubs (as must Tattersall's)

-        the maximum number of gaming machines in any one venue is 105

- a minimum of 20% of gaming machines in Victoria must be located outside the Melbourne metropolitan area.

There are regional caps in place which limit the number of gaming machines within a defined region. There are currently 5 regional caps in place in Victoria with the Victorian government intending to introduce another 5 and extend the current capped areas.

The gaming industry has grown dramatically in Victoria as shown in Figure 4.9.

                                   FIGURE 4.9

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                        GAMING MACHINE GROWTH IN VICTORIA

[BAR CHART]

TURNOVER($m)

1990-91        61.2
2000-01    23,889.7

81.6% CAGR(1)


[BAR CHART]

EXPENDITURE($m)

1990-91         8.9
2000-01     2,366.0

74.7% CAGR(1)

(1) Compound annual growth rate

Source : Tasmanian Gaming Commission, PwC analysis

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OPERATING RESTRICTIONS

While historical growth in gaming machine revenues has been strong, as the market matures one of the threats to continued growth is increasing regulation and operating restrictions imposed on the industry.

In particular, in recent times there has been significant community concern as to the social impacts of problem gaming. This has translated into a number of operating restrictions in Victoria. In addition to the restrictions on the number and location of machines identified above, current operating restrictions include:

- restrictions on the manner in which gaming can be advertised and a requirement that advertising includes Responsible Gaming statements

- a ban on offering vouchers or coupons that can be exchanged for credits to play gaming machines

- defining the `Gaming Machine Area' and ensuring it is a physically discrete area. In September 2002 smoking in gaming machine areas was prohibited

- a ban on some venues from twenty four hour trading such that there must be a continuous 4 hour break from gaming after every 20 hours of gaming and there may not be more than 20 hours of continuous gaming each day.

In addition to the regulations above, a series of new regulations were introduced as from January 2003. They include:

- a limit of $200 on cash withdrawals in any one transaction in gaming venues

-        a limit of $50 on the note acceptors for gaming machines

- prior to 1 January 2008, a bet limit of $10 will apply to gaming machine games approved after 1 January 2003, and after 1
         January 2008, a bet limit of $10 will apply to all gaming machine games

-        winnings above $2,000 must be paid by cheque.

Of all the operating restrictions introduced, the most significant impact on the gaming business has been the impact of smoking restrictions. Smoking bans were introduced into Victoria effective 1 September 2002 and since that time gaming machine revenues have month on month been lower than the prior corresponding period. It is estimated that in the period 1 January 2003 to 30 June 2003, gaming machine revenues declined 13% as compared to the corresponding prior year period. The full year decline in gaming machine revenues was 7.6% for the year ended 30 June 2003. This is the first financial year since gaming machines were introduced into Victoria in 1994 that there has been any significant decline in revenue.

The impact of smoking bans on TABCORP and TABCORP's responses to the bans are discussed further in section 7 of this report.

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WAGERING

TABCORP received the Wagering licence at the same time the Gaming licence was obtained, in June 1994. The licence allows TABCORP to:

- conduct off course totalisators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand and wagering events outside the Australasian region

-        conduct on course totalisators in Victoria on wagering events

- conduct totalisator and fixed odds betting competitions in Victoria on approved sporting and other events known as Approved Betting Competitions (ABC). ABC's must be approved by the responsible Minister under the Gaming and Betting Act. Current fixed odds ABC's include a wide range of sports, Academy Awards and TRACKSIDE (an animated simulated racing game). Approved pari-mutuel ABC's include AFL football and motor racing.

Another activity of the wagering division is Club Keno, although Club Keno is operated under the Gaming licence. Club Keno is a joint activity conducted by Tattersall's and TABCORP according to an agreement between the parties which commenced in July 1997 and has a term of 10 years. The term may be extended by either party for the remainder of TABCORP's Gaming licence. Tattersall's is responsible for the management of the Club Keno game and the operation of the Club Keno system.

Wagering products are distributed:

-        in Victoria

         - as at 30 June 2003, through a retail network of 566 agencies and selected clubs and hotels (PubTABs);

-        in Victoria, interstate and overseas through

         - Telephone betting centres, Interactive voice response (IVR) and natural language speech recognition (NLSR) technology and the internet.

At 30 June 2003 TRACKSIDE was available throughout outlets in Australia including 205 Victorian TABs, Star City and casinos in Victoria, Western Australia and Tasmania. In addition, the product is installed in 36 sites in Denmark. In Victoria, TABCORP operates TRACKSIDE itself, in other jurisdictions, TRACKSIDE is sold as a product to other operators.

JOINT VENTURE AGREEMENT

During the privatisation process, TABCORP entered into a number of contractual arrangements with the Victorian Racing Industry.

An unincorporated joint venture between TABCORP and the Victorian Racing Industry entitles the Victorian Racing Industry to a 25% interest in the income generated from and the expenses incurred in TABCORP's conduct of the activities under its Wagering and Gaming licences. In addition to the Joint Venture

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agreement, a Racing Program Agreement and a Product Supply Agreement were signed. They require the major Victorian racing bodies to provide the services and information, including an annual program of race meetings in Victoria and information required to conduct totalisators in Victoria on racing within the State, interstate and overseas.

The fees paid to the racing industry under the Product Supply Agreement are 18.8% of revenue and a minimum of $2.5 million per annum for developing a marketing program. The $2.5 million per annum is indexed to the growth in off course net wagering revenue from the 1996/97 year. Under the Racing Program Agreement, the racing industry receives a minimum payment of $50 million per annum for the supply of the racing program, this is also indexed to the growth in off course net wagering revenue from the 1996/97 year. Total fees paid to the racing industry in the 2003 financial year were $250.4 million.

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OTHER NON-STATE BASED OPERATIONS

In addition to the operations discussed for each of Queensland, New South Wales and Victoria, Jupiters has a number of other operations which do not have their operations predominantly in any one state. These include:

-        Centrebet

-        Jupiters Technology

-        Jupiters International, and

-        AWA Technology.

CENTREBET

In November 1998, Jupiters purchased substantially all of the assets of Centrebet, an on-line fixed odds racing and sports book operator. Centrebet offers betting options on more than twenty international football competitions, golf, tennis, motor racing, ice hockey and cricket. In addition, books on popular Australian sports such as Australian rules football and Rugby League are offered, together with opportunities to bet on popular Nordic sports such as bandy, floorball and handball. Other events such as political elections, the Academy Awards and the Eurovision song contests are also covered.

Centrebet holds a non-transferable, renewable sports bookmakers licence issued by the Northern Territory Racing Commission. The licence duration was recently extended until 30 June 2015. Under the licence terms, Centrebet may accept wagers by telephone, by facsimile or through the internet from Australian and international customers. In the 12 months to 30 June 2003, internet transactions provided approximately 90% of the value of bets received.

Centrebet operates its website in a range of languages and receives the majority of revenue from international customers. In the year to 30 June 2003, around 59% of turnover was from the Nordic countries (Denmark, Finland, Sweden and Norway) with the majority of the balance from Australia (22%) and other European countries (19%).

Up until 2002, the Centrebet operation experienced significant growth in both revenue and profit since acquisition. 2003 saw an increase in revenue but a significant decrease in profit.

The operation and performance of Centrebet is discussed further at Appendix C - Value of Centrebet.

JUPITERS TECHNOLOGY

Jupiters Technology provides technical support for Jupiters' technology based gaming activities including products and services sold by Jupiters International. Additionally, Jupiters Technology developed the proprietary technology that enables Jupiters to operate Jupiters Keno, gaming machine monitoring services

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and progressive jackpots across a real-time, wide-area network together with the sports betting operating system currently used by Centrebet.

JUPITERS INTERNATIONAL

Jupiters International is responsible for marketing Jupiters' various internally developed technologies in offshore economies. Jupiters International has supplied gaming and wagering solutions to more than 30 customers in 14 countries. Among the wagering products supported are horse racing, greyhound racing, pacing, Jai Alai and Pari-mutuel sports betting. Gaming products include fixed odds sports betting, single and multi-digit numbers games and keno.

AWA TECHNOLOGY

The acquisition of AWA in January 2000 resulted in Jupiters acquiring the business of AWA Technology Services. AWA Technology Services provides independent third party support services to the information technology and gaming industries in Australia. The services includes repairs and support of desktop computing and network equipment and installation and maintenance of gaming machines and wagering terminals. AWA Technology Services operates through depots in all Australian capital cities, excluding Darwin in the Northern Territory.

4D SUMMARY OF INDUSTRY CONSIDERATIONS FOR THE MERGER

As discussed above, there are a number of industry dynamics which are directly relevant to the drivers of the merger. These industry dynamics include:

-        the industry is maturing, resulting in a flattening of growth rates.
         This can be expected to result in increased competition as existing participants strive to grow their businesses

- there is a growing number of entertainment products competing with gaming and wagering products in the market, and

- social and political pressures on the impact of gambling are on the increase. This has in turn impacted on regulatory regimes and has resulted in the potential for increased earnings volatility due to regulatory changes.

As identified earlier, the key drivers of value for participants in the gaming industry are likely to be:

-        finding ways to generate earnings growth as the industry matures

-        producing economies of scale in product delivery

- producing diversification benefits across products, allowing greater flexibility in risk management strategies, and

-        managing regulatory risk, and therefore managing volatility.

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The merger provides a number of responses to current industry dynamics. The implications are summarised in Table 4.3:

                                   TABLE 4.3

---------------------------------------------------------------------------------------------------------------------------------
          INDUSTRY DYNAMICS                       MERGER RESPONSE                       IMPLICATION FOR CONTINUING SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------------------
-    Mature industry with flattening   Portfolio of gaming and wagering assets         -   Potentially valuable synergies for
     growth                            provides:                                           the merged group

-    Development of alternative        -    economies of scale                         -   Capital base to underpin future
     entertainment, gaming and                                                             acquisition and expansion
     wagering products likely to       -    enhanced capital base                          opportunities including international
     result in increased competition.                                                      opportunities
                                       -    the ability to offer new products and
                                            increase the merged group's ability to     -   Management need to be capable of
                                            compete                                        managing a number of different
                                                                                           gambling businesses in a number of
                                       -    diversified product risk which can             jurisdictions if synergies and merger
                                            insulate the merged group from external        benefits are to be realised
                                            factors that affect individual products
                                            but not the entire portfolio. For example  -   Long term value growth will depend
                                            the impact, if any, of the SARS virus on       on the delivery of synergies over
                                            the casinos is mitigated by the fact that      time.
                                            the other businesses are unlikely to be
                                            directly affected

                                       -    a broader product set that may be
                                            capable of providing attractive
                                            combined offerings, particularly in
                                            relation to the casinos, also enhancing
                                            the ability to compete.

---------------------------------------------------------------------------------------------------------------------------------
-    Increased regulatory focus and    -    The merger provides diversity across       -   On balance, this should reduce
     some volatility around the             regulatory environments and allows the         volatility and therefore risk for
     degree of regulation.                  cost of response to these changes to be        ongoing shareholders.
                                            defrayed across a wider product base.

In our view the factors identified provide a strategic rationale for the transaction in that they provide the Merged TABCORP with a diversified exposure to geographic, product and regulatory risk, as well as a significant base to obtain economies of scale. The extent to which the strategic rationale is achieved will be dependent upon the ability of TABCORP to successfully execute an appropriate integration plan, manage a number of different regulatory jurisdictions and execute the future growth strategies from this platform.

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5A OVERVIEW

As discussed in Section 2, the Proposed Merger will deliver consideration from TABCORP directly as well as distributions from Jupiters.

Accordingly, to assess the impact of the proposed transaction on shareholders, we have valued Jupiters Ordinary Shares to allow a comparison of the total value being given up by Jupiters Ordinary Shareholders to the total consideration being received. We note it is Jupiters' intention to dispose of Centrebet whether or not the Proposed Merger is implemented. Accordingly, in performing our valuation we have treated Centrebet as an asset surplus to the ongoing operation of Jupiters.

Our valuation has been undertaken in light of the market conditions prevailing at the date of this report, as described in Section 4, and as reflected in our benchmarking to market prices and transactions.

5B APPLICATION OF VALUATION METHODOLOGY

The value of the Jupiters enterprise is driven by the substantial earnings and cash flow stream generated by the casino, gaming and wagering businesses, supplemented by additional earnings and cash flow from the hotel, restaurants, bars and other associated facilities. Overall, the earnings stream is provided by these assets, including all the real property, working capital, information technology, human and intellectual capital, the various gambling licences and other legal rights.

Given the diversification of the earnings base and the low proportion of volatile premium table play at its casinos, Jupiters' earnings stream tends to be reasonably stable. Therefore we have adopted the capitalisation of earnings as our primary valuation approach.

It is conventional valuation practice to estimate the market value of casino and other gambling businesses in this way by capitalising future EBITDA at a multiple which allows for risk and growth potential. Using EBITDA as an earnings definition removes distortions to value caused by capital structures, asset financing strategies and tax outcomes. This allows more reliable benchmarking of value to other listed casinos and comparable businesses.

As our primary valuation approach, we have therefore:

- used EBITDA for Jupiters as a basis for estimated future maintainable EBITDA on a normalised basis

- examined comparable companies and transactions to arrive at a range of industry EBITDA multiples

- adjusted the range of EBITDA multiples for specific factors relating to the risks and growth potential for Jupiters

- added a control premium to the adjusted multiples to reflect the takeover component of the transaction

- capitalised the estimated future EBITDA by applying the range of multiples reflecting a control value for Jupiters shares, to arrive at an enterprise value

- added surplus assets and subtracted debt and RPS to arrive at a value for all the ordinary equity in Jupiters

- divided the total ordinary equity by the ordinary shares on issue to arrive at a value per share.

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As further support to this approach, we have cross-checked the enterprise valuation utilising a DCF methodology which allows for explicit modelling of factors such as:

- the discrete business units at Jupiters which are experiencing differing growth scenarios

-        the volatility of the international commission business

-        the infinite period of two of the casino licences

-        the finite period of the Keno and other licences

- the finite period during which Jupiters has a legislated monopoly over table games in areas of Queensland, and

-        the finite periods of the management agreements with BI Gaming.

ISSUES CONSIDERED IN SELECTION OF MAINTAINABLE EBITDA

In selecting our maintainable EBITDA upon which to value the ordinary equity in Jupiters, we have had regard to the normalised actual EBITDA for the three years ended 30 June 2003 and Jupiters' future prospects.

REVIEW OF OPERATING PERFORMANCE

The reported operating performance of Jupiters for the three years ended 30 June 2003 is summarised in Table 5.1 below:

                                    TABLE 5.1

                         JUPITERS OPERATING PERFORMANCE

---------------------------------------------------------------------------------------------
                                12 MONTHS ENDED      12 MONTHS ENDED       12 MONTHS ENDED
                                  30 JUNE 2001        30 JUNE 2002           30 JUNE 2003
                              $ MILLION (AUDITED)   $ MILLION (AUDITED)   $ MILLION (AUDITED)
---------------------------------------------------------------------------------------------
REVENUE
Casino                                 482                   481                    463
Hotel                                  125                   124                    135
Other                                  164                   188                    188
                                      ----                 -----                  -----
Total revenue                          771                   793                    786

EBITDA                                 198                   207                    179
Depreciation and
amortisation                           (52)                  (54)                   (54)
                                     -----                 -----                  -----
EBIT                                   146                   153                    125
Interest expense                       (20)                  (28)                   (36)
                                     -----                 -----                  -----
Profit/(loss) before tax               126                   125                     89
Tax (expense)/benefit                  (47)                  (46)                   (30)
Outside equity interest                 (2)                   (1)                    (0)
                                     -----                 -----                  -----
Net profit (loss) after tax             77                    78                     59
                                     =====                 =====                  =====
EPS                                  $0.32                 $0.34                  $0.29
EBITDA/revenue                        25.7%                 26.1%                  22.8%
EBIT/revenue                          18.9%                 19.3%                  15.9%
NPAT/revenue                           9.9%                  9.8%                   7.5%
---------------------------------------------------------------------------------------

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COMMENTARY ON 2001 AND 2002 OPERATING PERFORMANCE

Jupiters' operating performance is primarily reliant upon the Conrad Jupiters and Conrad Treasury hotel and casino properties. These two properties have historically accounted for 70% - 80% of revenues and profits of the business of which approximately 80% of these revenues and profits are from casino operations.

We note that the 2002 financial year operating performance was positively influenced by a win rate above theoretical in the premium play business of approximately $18.4 million on a pre-tax basis. Jupiters also earned a win rate above theoretical for the 2001 financial year of $14.3 million pre-tax. After adjusting for the above theoretical win rates, the Jupiters casino revenues in 2002 were similar to 2001 on a normalised basis.

The 2002 casino result was also adversely impacted by lower than expected performance in the casino properties, primarily due to decreases in gaming machine revenue of around 6.7% and table game revenue of around 2.1%. The lower gaming machine revenue was attributable to the limitations on note acceptors (maximum $20 denomination) introduced in December 2001 and the impact of delays in rolling out Jupiters `Cougar' machine monitoring system (thus limiting the introduction of new gaming machines). A reduction in table gaming revenue also reflected the continuing trend in this area. Jupiters is focussing on restoring revenues and margins in the casino gaming segment through the introduction of game enhancements, technology and business process improvements.

The commission business continued to grow in 2002, reflecting the completion of the Club Conrad gaming facility at Conrad Jupiters. Commission play revenue grew by around 28.4% over the prior period. Jupiters remains committed to maintaining this business in the range of ten to fifteen percent of the total revenue in line with its preferred risk management policies.

Other operations such as wide area gaming (keno) and sportsbetting (Centrebet) increased revenues 16% and 56% respectively in 2002, which resulted in an increase in total revenue of 2.9% to $793.4 million, or 3.7% to $746.6 million on a normalised basis.

The normalised Jupiters EBITDA grew around 3.1% over the prior corresponding period. The normalised result reflects the removal of the above theoretical win in the commission business.

COMMENTS ON 2003 PERFORMANCE

We have reviewed Jupiters' actual results for the year ending 30 June 2003. In our discussions with management, we have discussed a number of issues which have impacted the actual results for the year including:

- ongoing impact of smoking bans in table gaming areas and non-smoking areas for gaming machines

- implementation of the Cougar gaming machine monitoring system in the casinos and the resultant ability to introduce new machines

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-        acquisition of the balance of the Breakwater Island Trust such that it is now a wholly owned subsidiary of Jupiters

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-        satisfactory progress on the construction of the Gold Coast Convention and Exhibition Centre, including finalisation of all earthworks and the commencement of construction. We note forward bookings are already exceeding projections and construction remains on time for a June 2004 opening

- ongoing competition from club and hotel operators for machine players in the proximity of both Conrad Treasury and Conrad Jupiters

- slower growth in Centrebet revenues and EBITDA, coupled with the regulatory uncertainty in some Scandinavian gaming jurisdictions

- the impact of the severe acute respiratory syndrome (SARS) on international travel and the impact upon Jupiters' earnings.

The 2003 financial year operating performance was adversely impacted by a win rate below theoretical of approximately $4.9 million on a pre-tax basis. This contributed to casino revenue decreasing by $18.4 million, a decline of 3.8% on the 2002 financial year.

Main floor table gaming remained flat, however gaming machine revenue increased by 2.1%, reflecting the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines.

The International Commission Business (ICB) contributed in line with Jupiters' target of 10% to 15% of total revenue. ICB revenue increased 20.9% in 2003. However the ICB increased provisioning for doubtful debts during the year by $5.3 million due to the impact of SARS in Asia. Club Conrad's non-commission premium play revenues decreased by 4.0% over the prior corresponding period. Hotel room revenue achieved strong growth of 7.2% primarily attributable to an improved performance by food and beverage operations and a continued focus on high yielding corporate and convention business revenues. An increase in domestic activity compensated for the decline in the inbound segment brought about by the war in Iraq and the outbreak of SARS.

In Queensland, the strong performance of clubs and hotels and ongoing sales and marketing activity generated positive growth in wide area gaming (Keno) of 6.4%. Increasing regulation in relation to responsible gaming continued to have a negative impact on gaming in New South Wales. As a result Keno turnover in New South Wales decreased by 2.7%.

Other operations such as monitoring of gaming machines in clubs and hotels in Queensland and Centrebet increased revenues by 15.6% and 1.3% respectively. The monitoring of gaming machines revenue growth was achieved by attracting a number of large venues electing to use Jupiters' systems. Centrebet's slow revenue growth and decline in EBITDA from $14.7 million to $9.9 million was due to a lower win rate in the last quarter of the year, increased competition in the Nordic market, regulatory uncertainty and the impact of the decision to sell the Centrebet business.

The normalised Jupiters EBITDA decreased by less than 1% in 2003. The normalised result reflects the addition of the below theoretical win in the commission business and the impact of merger costs.

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We have also reviewed management projections for the year ending 30 June 2004.
These projections reflect the contribution from the Centrebet business for four months until 31 October 2003 and demonstrate the maturity of the gambling market in which Jupiters is operating and reflect the recovery of gaming machine revenues in Conrad Treasury.

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SELECTION OF MAINTAINABLE EBITDA

In light of our review of Jupiters' actual and forecast results together with our review of industry drivers and published reports of various gaming industry analysts, we are of the opinion that Jupiters' 2003 actual EBITDA forms an appropriate starting point upon which to base our estimate of maintainable EBITDA.

Implicit in using the actual results for the year ended 30 June 2003 as the basis of our maintainable EBITDA are the following assumptions:

- no material change in legislative requirements for Jupiters' gaming operations

- existing limits on gaming table and machine numbers will remain in place

-        the gaming tax regime under which Jupiters operates will not change

- all licences for existing gaming and wagering operations will remain in force in perpetuity or be renegotiated on essentially the same terms at renewal periods, and

-        the Centrebet business is sold.

In light of the above, we have estimated a maintainable EBITDA for Jupiters in the range $175 million to $180 million on an ex Centrebet basis.

ISSUES CONSIDERED IN SELECTING AN EBITDA MULTIPLE

In selecting an appropriate multiple to apply to our assessment of future maintainable EBITDA, we have considered, among other things, the following:

-        reported historical EBITDA and price earnings multiples of comparable listed companies

-        prospective EBITDA and price earnings multiples for comparable companies as forecast by market commentators

-        EBITDA and price earnings multiples implied by significant transactions in the industry, both domestic and overseas

-        the relative size of Jupiters, and its competitive position and market strength including the location of Jupiters' land based casinos

-        the potential for growth in Jupiters' EBITDA arising from expansion of international businesses, and

-        other relevant factors influencing multiples such as interest rates and general economic conditions, company specific and general economic growth forecasts.

COMPARABLE COMPANY EBITDA MULTIPLES

Set out in Table 5.2 below is a table of pricing multiples for other casinos and comparable companies, based upon historical EBITDA and forecasts by various market commentators. We note the Australasian multiples are for traded portfolio interests in the respective stocks and are based on actual EBITDA for the year ended

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30 June 2002 and a mix of actual and forecast EBITDA for the year ending
30 June 2003. A more detailed analysis of comparable companies can be found in Appendix D.

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                                    TABLE 5.2

                           COMPARABLE EBITDA MULTIPLES

--------------------------------------------------------------------------------------
                                                          MARKET         EBITDA
                                                     CAPITALISATION     MULTIPLE
                                                           A$M        2002A   2003F/A
--------------------------------------------------------------------------------------
AUSTRALASIAN CASINOS
Burswood Limited                                           398        8.7      10.2

Sky City Limited                                         1,782        9.8       9.8
                                                                     ----      ----
Australasian casinos (weighted average)                               9.6       9.9
                                                                     ----      ----
AUSTRALIAN LEISURE/GAMING
UNiTAB Limited                                             824       16.4      10.8
TABCORP Holdings Limited                                 3,963        8.9       8.7
TAB Limited                                              1,516       11.5       9.2
                                                                     ----      ----
AUSTRALIAN CASINOS/LEISURE/GAMING (WEIGHTED
AVERAGE) US CASINOS                                                  10.3       9.3
                                                                     ----      ----

Argosy Gaming Company                                      854        5.3       5.8

Mandalay Resort Group                                    3,019        8.1       7.3

Harrah's Entertainment Inc                               7,138        7.4       7.3

MGM Mirage Inc                                           7,803        8.8       8.7

Park Place Entertainment                                 3,922        6.8       6.6
                                                                     ----      ----
US CASINOS (WEIGHTED AVERAGE)                                         7.8       7.6

Note: where available, actual 2003 EBITDA has been used. Market capitalisation is based on share prices at mid August 2003

We consider the multiples of the Australian comparable gaming and wagering companies to be of higher relevance to our valuation than the multiples relating to US Casino operators. The Australian Casino and gaming industry differs from the US industry in a number of areas, including the geographical monopoly for most casinos and the increased reliance upon regular players as opposed to the "destination" nature of most US casinos.

In addition, international multiples are not directly comparable, given differences between Australian and the international growth and inflationary expectations, industry and market conditions, and differing tax regimes, which all impact market costs of capital, prices and the related implied multiples.

Accordingly we have weighted our selection of an appropriate multiple to the Australian comparable observations.

TRANSACTION MULTIPLES - AUSTRALIA

There have also been a number of relatively recent transactions in Australia which are relevant to our analysis. We note that the EBITDA multiples implied in the transactions reflect takeover multiples which generally include some premium for control.

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-        October 2002 - Jupiters made a takeover bid for all of the units in
         Breakwater Island Trust that it did not already own. The transaction was completed in March 2003 with an equity value of $52.4 million to $58.1 million which implied a historical EBITDA multiple of 6.9 to 7.8 times

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-        February 2000 - Sky City Entertainment Group announced their intention to purchase the Adelaide Casino, and subsequently assumed ownership on 30 June 2000. The property was re-launched in April 2001 following a $12 million refurbishment. According to publicly available information, the casino was sold for $183.5 million which on an estimated 1999 EBITDA of $20.7 million indicates a historic takeover multiple of around 9 times

- July 1999 - TABCORP Limited announced a takeover offer for all the issued shares in Star City Holdings Limited, the owner and operator of the Star City Casino in Sydney. The offer to Star City shareholders was a combination of cash and TABCORP Limited shares. The value of equity implied by the offer was approximately $1.1 billion to $1.2 billion which implied a prospective takeover EBITDA multiple of 10.5 to 11.5 times

- January 1999 - Publishing and Broadcasting Limited (PBL) announced its intention to merge with Crown Limited through a scheme of arrangement. The scheme involved Crown shareholders accepting one share in PBL for each eleven shares held in Crown. The merger was seen as a positive for Crown shareholders as the company had high debt levels and was at that time unable to pay dividends. The value which was placed upon Crown for the merger was $1.7 billion to $1.9 billion which implied a prospective EBITDA multiple of between 8.5 to 9.5 times 1999 earnings.

TRANSACTION MULTIPLES - UNITED STATES

We have also identified a number of transactions from the US market as set out in Table 5.3 below:

                                    TABLE 5.3

                            US TRANSACTION MULTIPLES

----------------------------------------------------------------------------------------------------------
                                                                                  ENTERPRISE
                                                                                     VALUE         EBITDA
    DATE                  TARGET                     TRANSACTION                     US$ M        MULTIPLE
----------------------------------------------------------------------------------------------------------
2 Mar 00            Lady Luck Gaming Corp         Acquisition of 100% by Isle         236.5          6.0
                                                  of Capri Casinos Inc
31 May 00           Mirage Resorts Inc            Acquisition of 100% by MGM        6,620.5         19.1
                                                  Grand Inc
31 Jul 01           Empress Casino & Hotel        Acquisition of 100% by              465.0          7.5
                                                  Argosy Gaming Co
31 Jul 01           Harveys Casino Resorts        Acquisition of 100% by              625.0          6.6
                                                  Harrah's Entertainment Inc
---------------------------------------------------------------------------------------------------------

         Source: SDC Database, various media reports

Apart from the Mirage acquisition of MGM Grand Inc, the US transaction multiples are consistently lower than the Australian multiples. Our review suggests the market expected the Mirage acquisition to generate significant synergies for MGM Grand Inc.

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SELECTION OF EBITDA MULTIPLE

We have reviewed Jupiters historical EBITDA multiples against the comparable companies listed in Table 5.2 above, over the past 4 years. We noted that a consistent discount has applied to Jupiters multiple over this period. Against the other casino companies, the discount has been 15% to 20%. Against the total gambling and leisure companies, the discount has been 25% to 35%.

Based on the market evidence presented above, most of which relates to portfolio values, we conclude that an appropriate range of portfolio value prospective EBITDA multiples to apply to the maintainable earnings of Jupiters is 7.6 to 8.1 reflecting Jupiters operating locations, market position, growth opportunities, diversified activities and financial strength, as well as the structural discount of 15% to 20% which has applied to its multiple relative to the other casinos.

We note that multiples observed in the market are portfolio multiples, that is they are based on the trading of small parcels of shares. As discussed above, the premium for control evident in transactions is reflected in transaction multiples being in excess of the observed portfolio multiples. Studies have determined that the majority of premiums paid for equity in Australian takeovers is in the range of 20% to 40% dependent upon the circumstances of the transaction. Converting these premia to an enterprise value equivalent, using a debt to equity ratio of 50:50, an average control premium is between 10% to 20%.

In light of the above we have selected an EBITDA multiple of 9.25, with a range of 9.0 to 9.5 to calculate the full control value of Jupiters (on an ex Centrebet basis), applying a control premium of approximately 17.5% at the enterprise value level, which is at the higher end of the range primarily reflecting in our view, Jupiters important strategic position in its geographic market. This is equivalent to a control premium between 25% to 30% at the equity level and produces an enterprise value for Jupiters in the range of $1.575 billion to $1.710 billion as set out in Table 5.4.

                                    TABLE 5.4

                    JUPITERS ENTERPRISE VALUE (EX. CENTREBET)

---------------------------------------------------------
                                      LOW          HIGH
                                   $ MILLION    $ MILLION
---------------------------------------------------------
EBITDA                                175.0         180.0
Multiple                                9.0           9.5
                                    ---------------------
Enterprise Value                    1,575.0       1,710.0
---------------------------------------------------------

JUPITERS SURPLUS ASSETS AND LIABILITIES

We have reviewed the financial position of Jupiters to determine whether any assets or liabilities surplus to the enterprise (in addition to Centrebet) exist as at our valuation date. We have set out in Table 5.5 the audited summarised statements of financial position for Jupiters as at 30 June 2001, 30 June 2002 and 30 June 2003:

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                                    TABLE 5.5

                    JUPITERS STATEMENT OF FINANCIAL POSITION

-------------------------------------------------------------------------------------------------
                                                   30 JUNE 2001     30 JUNE 2002     30 JUNE 2003
     CURRENT ASSETS                                 $ MILLION         $ MILLION        $ MILLION
-------------------------------------------------------------------------------------------------
Cash                                                   117                85              78
Receivables                                             31                18              22
Inventories                                             13                14              13
Other                                                   11                11              32
                                                     ---------------------------------------
TOTAL CURRENT ASSETS                                   172               128             145
                                                     ---------------------------------------
NON CURRENT ASSETS
Property, plant and equipment                          790               792             759
Intangibles                                            128               123             107
Other                                                   52                24              41
                                                     ---------------------------------------
TOTAL NON CURRENT ASSETS                               970               939             907
                                                     ---------------------------------------
TOTAL ASSETS                                         1,142             1,067           1,052
                                                     ---------------------------------------
CURRENT LIABILITIES

Payables                                                80                93              87
Borrowings                                               2                 2              45
Provisions                                              44                38              20
Other                                                   27                20              19
                                                     ---------------------------------------
TOTAL CURRENT LIABILITIES                              153               153             171
                                                     ---------------------------------------
NON CURRENT LIABILITIES
Borrowings                                             341               432             392
Provisions                                              10                11              10
Other                                                   17                 2               -
                                                     ---------------------------------------
TOTAL NON CURRENT LIABILITIES                          368               445             402
                                                     ---------------------------------------
TOTAL LIABILITIES                                      521               598             573
                                                     ---------------------------------------
NET ASSETS                                             621               469             479
                                                     =======================================
Key ratios

Net tangible assets ($ million)                        493               346             372
Net tangible assets per share                        $2.04             $1.72           $1.85
Debt/Debt + Equity (1)                               32.8%             45.7%           45.3%
Debt / Equity(1)                                     48.8%             84.0%           82.9%

         Notes:
(1) Debt is net debt (borrowings, net of surplus cash over that required for cage)

The net asset position of Jupiters has decreased over the past two years, reflecting the share buy-back in 2002. Pertinent comments on the financial position of Jupiters as at 30 June 2003 are set out below.

ASSETS

- Cash - Jupiters held cash or cash equivalents of around $78 million as at 30 June 2003. Based on our analysis, approximately $45 million is required for cage and other working capital, with the balance being surplus and available to offset borrowings

- Receivables - Receivables consist of predominantly debtors in relation to hotel sales and the AWA Technology division and gaming debts for premium play

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-        Property, plant and equipment - primarily comprises:

         - $560.7 million of land, buildings, casino licence on leasehold and freehold land

         -        $197.9 million of plant and equipment

- Intangibles - the intangibles balance is primarily acquired goodwill, arising from the purchase of AWA Limited.

LIABILITIES

- Payables - consist primarily of trade creditors in relation to the casino and hotel operations

-        Provisions - consist primarily of employee entitlements

- Borrowings - long term borrowings consist predominantly of unsecured notes, an unsecured commercial bill facility and the reset preference shares:

         - the unsecured Senior Redeemable Notes (SRN) were issued to institutional investors in the USA in March 1999 at a face value of US$135 million, with a fixed coupon of 8.5% per annum and will mature in March 2006. The SRN were registered for trading with the U.S. Securities and Exchange Commission in September 1999. In March 1999, Jupiters also entered into an interest rate and currency swap contract to protect against currency movements on interest instalments and principal. The swap expires in March 2004. If the Ordinary Share Scheme becomes effective, Jupiters will be required to offer to repurchase the SRN at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest. Given the coupon on the SRN's, it is unlikely such an offer would be accepted by a significant number of SRN Holders. In any event, if SRN Holders were to accept the offer it would be value positive for Jupiters (and therefore the Merged Group)

         - the unsecured commercial bill facility is for $150 million and provided by a syndicate of domestic banks. It was established in April 2001 to refinance a former bi-lateral unsecured commercial bill facility. $45 million of this facility was drawn at 30 June 2003

         - 1,901,735 Reset Preference Shares (RPS) were issued on 11 April 2002 at a face value of $100 each with a coupon rate of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a 10 year term with specified terms able to be reset by Jupiters at the end of year five. The RPS are quoted for trading on the Australian Stock Exchange and have traded in the range $106.45 to $107.20 in the 30 days prior to the announcement of the Proposed Merger. These trading values reflect accrued dividends, and

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                  we estimate the trading range was approximately $102.99 to
                  $104.54 if the accrued dividend portion of the trading value is excluded.

We note the Ordinary Share Scheme is an event which provides RPS Holders with the opportunity to deliver a Trigger Event Conversion Notice which, at Jupiters' election, will result in the RPS being either converted into ordinary shares, on-sold to a third party or redeemed. Jupiters has agreed with TABCORP in the MIA that it will sell any such RPS to it for the "Repurchase Amount". The RPS Terms provide a formula for calculation of the Repurchase Amount.

Under the RPS Scheme, TABCORP Investments will offer RPS Holders $105.26 plus an amount equal to the accrued dividend for each RPS. We have prepared a separate Independent Expert's Report for the RPS Scheme to accompany the Scheme Booklet. In that report we have concluded that the TABCORP RPS offer is in the best interests of RPS Holders and is fair and reasonable, because that the offer should exceed the amount to hold the RPS or the amount that would be payable to RPS Holders under the Repurchase formula. We have therefore used $105.26 as the market value of the RPS in this report.

SURPLUS ASSETS AND LIABILITIES

After our review of the balance sheet of Jupiters as at 30 June 2003 and discussion with Jupiters management, we have identified the following assets and liabilities which are surplus to the ongoing operation of the business assets:

- Cash - approximately $33 million of cash on hand as at 30 June 2003 is considered to be surplus to the ongoing operation of the business.

- Land & buildings - Jupiters holds a number of properties, both residential and commercial, in close proximity to Conrad Jupiters at Broadbeach and also Jupiters Breakwater at Townsville. We reviewed valuations performed on these properties in June 2000 and reviewed general market trends since that date. In light of the above, we have assumed a value of $34 million for surplus land and buildings, based on their land value only. We are aware of an internal proposal to undertake development of the properties, however as this is a non core activity we have not taken into account any development profits in our assessment.

- Undistributed franking credits - our analysis of Jupiters' franking account balance indicates franking credits of around $94 million to $108 million are available after dividends and the Centrebet sale are considered. We have valued these franking credits at 5% of their face value which is $4.7 million to $5.4 million.

- Centrebet - the Jupiters Board has decided to sell Centrebet whether or not the Ordinary Share Scheme is implemented. Hence, we have treated Centrebet as a surplus asset. Appendix C of this report sets out our estimate of the value range for Centrebet as being $21.5 million to $54.7 million. The relatively wide range of our estimation reflects the uncertainty created by the public sale process. In the

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         circumstance where the Ordinary Share Scheme is not implemented, it is not certain that the Net Centrebet Proceeds will be distributed, therefore we have not separately valued the franking credits created on the payment of tax arising from the Centrebet sale, other than as part of the pool of undistributed franking credits referred to above.

Our analysis of the balance sheet and our discussions with management have not revealed the existence of any surplus liabilities. Accordingly, we can summarise the surplus asset position of Jupiters as set out in Table 5.6 below.

                                   TABLE 5.6

                            JUPITERS SURPLUS ASSETS

--------------------------------------------------------
                                    LOW             HIGH
       SURPLUS ASSETS                $m              $m
--------------------------------------------------------
Centrebet                           21.5            54.7
Cash                                33.0            33.0
Property                            34.0            34.0
Franking accounting balance          4.7             5.4
                                    --------------------
TOTAL SURPLUS ASSETS                93.2           127.1
--------------------------------------------------------

5C CONCLUSION ON VALUATION OF JUPITERS ORDINARY SHARES

VALUATION OF JUPITERS

Taking the enterprise value and adjusting it for surplus assets and liabilities, we have assessed the value of each Jupiters Ordinary Share which Jupiters shareholders will give up under the Proposed Merger at between $5.92 and $6.76.

                                    TABLE 5.7

                        VALUE OF JUPITERS ORDINARY SHARES

-----------------------------------------------------------------------------------------
                                                                   LOW             HIGH
                                                                $ MILLION       $ MILLION
-----------------------------------------------------------------------------------------
Maintainable EBITDA (ex Centrebet)                                    175             180
EBITDA multiple                                                       9.0             9.5
                                                                  -----------------------
Value of Jupiters enterprise (ex Centrebet, full control            1,575           1,710
basis)

Add: surplus assets                                                    93             127
Less: market value of interest bearing debt (1), (2)                 (473)           (473)
                                                                  -----------------------
Value of all Jupiters equity (control basis)                        1,195           1,364
                                                                  -----------------------
Number of ordinary shares on issue (2)                              201.8           201.8
Value per ordinary share (fully diluted) (2)                      $  5.92         $  6.76
-----------------------------------------------------------------------------------------

Note:

(1) We have marked the U.S. denominated debt to market using a market interest rate of approximately 6% based on comparable corporate debt, and adjusted this value for the effect of the interest rate / currency swap. We converted this

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         U.S. denominated market value for the debt using the $A/$US hedge rate of 0.63. The RPS are included at their market value of $105.26 per RPS.

(2) In addition to the 201.8 million ordinary shares on issue are executive options which are proposed to be cancelled by Jupiters by agreement with Option holders. We have therefore estimated the dilution impact on the Jupiters Ordinary Shares as consistent with the amount to be paid to Jupiters Option holders by TABCORP Investments. We have included this amount in our estimate of net debt.

VALUATION CROSS-CHECK

DISCOUNTED CASH FLOW

We cross-checked our enterprise value by developing a 10 year discounted cash flow model. We based our cash flow projections upon Jupiters management's forecast for 2004 together with projections for the two years to 30 June 2006 and discussion regarding expectations for subsequent years. In developing our cash flow model, we modelled the divisions of Jupiters separately to account for differing growth expectations and to reflect the cessation of the management agreements with BI Gaming on 30 June 2010.

In order to arrive at our enterprise value we discounted the nominal projected cash flows at an appropriate WACC for Jupiters. The WACC was calculated as the long-term weighted average of the cost of equity and the cost of debt. In order to determine an appropriate cost of equity we analysed equity betas for companies most comparable to Jupiters.

Our DCF analysis arrived at values consistent with that assessed under the capitalisation of EBITDA methodology.

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The merger consideration - is it fair?

6A INTRODUCTION AND APPROACH

In this section we value the consideration to be received by Jupiters Ordinary Shareholders and compare this to the value of Jupiters Ordinary Shares determined in the previous section.

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from the TABCORP Group, for each Jupiters Ordinary Share held, is (on average):

-        0.24 shares in TABCORP, and

-        $2.85 in cash.

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from Jupiters, for each Jupiters Ordinary Share held, is $0.75 in cash via payment of a fully franked special dividend.

Additional consideration is provided for in relation to the sale of the Centrebet business:

- if the sale of Centrebet completes before 31 October 2003, the consideration will be the Net Centrebet Proceeds from Jupiters by way of a fully franked dividend, or

- if the sale of Centrebet completes after 31 October 2003, the consideration will be an unsecured note from TABCORP Issuer under which TABCORP Issuer will pay the value of the Net Centrebet Proceeds to Jupiters Ordinary Shareholders when such proceeds are received; or

- should an Agreement for the sale of Centrebet not be entered into by 30 June 2004 or completed by 30 September 2004, TABCORP will be under no further obligation to dispose of Centrebet and so the interests of Jupiters Ordinary Shareholders in the Centrebet Business will be diluted significantly.

Given the structure of the consideration, in addressing whether the Proposed Merger offers fair value to Jupiters Ordinary Shareholders, we have compared the total consideration to be received (including early delivery of franking credits) to the total value of the Jupiters Ordinary Shares. The total value of Jupiters Ordinary Shares incorporates the disposal value of Centrebet as a surplus asset and the value of franking credit balances to be realised in the normal course of business.

In placing a value on the consideration offered by TABCORP we have assumed that each shareholder receives the base offer of cash and shares, or option 1, as set out in paragraph 2.10 of this report. This is the appropriate comparison as Jupiters Ordinary Shareholders will be able to participate in the alternative maximum cash or maximum share options only if cash or shares are available in the respective pools. This, in turn, will be dependent on the preferences of other Jupiters Ordinary Shareholders. These preferences are unknown at this time.

In this section therefore we:

-        calculate the value of the total consideration, including the:

         -        TABCORP shares

         -        cash

         -        Net Centrebet Proceeds, and

         -        special dividend.

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-        compare the value of the total consideration to the value of a Jupiters
         Ordinary Share, including a control premium

- conclude as to whether the total consideration offers fair value to Jupiters Ordinary Shareholders.

6B VALUE OF TABCORP SHARES

To assess the value of the share component of the consideration being offered by TABCORP, it is necessary to estimate the post-merger trading price of existing TABCORP shares plus those issued under the Proposed Merger assuming that TABCORP gains 100% of the ordinary shares in Jupiters. This is the amount that Jupiters Ordinary Shareholders could reasonably expect to realise if they sold, either immediately or in the short term, the TABCORP shares they will receive under the Proposed Merger. Beyond the short term it can be expected that TABCORP's shares will fluctuate in response to general market movements and events specific to TABCORP.

The decision to hold TABCORP shares beyond the short term is a separate investment decision to be made by shareholders. It is not possible to forecast longer term share price movements, but we have considered, in Section 7 of this report, some relevant risk factors that TABCORP will face going forward.

In our view, the value of the TABCORP shares being offered should be considered as a portfolio value. This is because the post-merger value of the shares will reflect only small trades in the shares. Whilst there may be a future opportunity to share in a control premium if TABCORP were to be taken over, this is not a scenario that we consider likely in the short term.

In making an assessment of the value of the TABCORP shares being offered, we note that the post announcement share price of TABCORP will already reflect the market's assessment of the cost and benefits of the Proposed Merger for TABCORP as well as the probability of it proceeding.

As there is a post announcement market price for TABCORP shares, we believe that this should be a reliable measure of the value of the share component of the consideration provided that:

- there are no restrictions on TABCORP shares which could prevent sufficient trading to produce an unbiased share price

- the announcements and public analysis of the Proposed Merger have provided sufficient information for the market to properly assess the costs and benefits of the Proposed Merger, and

- the prices at which TABCORP's shares have traded subsequent to the announcement of the offer appear to reflect the absorption of the information around the Proposed Merger.

We have also considered the implied valuation indicators (EBITDA multiples) as a further test of the reasonableness of TABCORP's share price, and have tested its cash flow stream via a DCF analysis.

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Each of these issues is discussed below.

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TABCORP CAPITAL STRUCTURE AND PRE-ANNOUNCEMENT TRADING

As at 1 September 2003 there were approximately 366 million ordinary TABCORP shares on issue. Victorian gaming legislation limits individual shareholdings in TABCORP to 10%. In June 2002 this restriction was lifted from 5% and at the same time a 40% foreign ownership restriction was removed. The lifting of this foreign restriction allowed TABCORP's shares to be included in the Morgan Stanley Capital Index ("MSCI").

The top 20 shareholders, on a grouped basis, in TABCORP as at 21 August 2003 is shown in Table 6.1. The table demonstrates the shareholding restriction does not appear to prevent TABCORP attracting a wide range of institutional investors. As some registered shareholders may hold shares on behalf of other parties a small number of institutions have registered in excess of 10%. No individual shareholder has a relevant interest in more than 10% of the shares on issue.

                                   TABLE 6.1

-----------------------------------------------------------------------------------------
RANK                    NAME                                         SHARES           %
-----------------------------------------------------------------------------------------
  1        JP Morgan Nominees Australia Limited                     39,796,277      10.89
  2        National Nominees Limited                                39,348,227      10.76
  3        Westpac Custodian Nominees Ltd                           38,697,326      10.59
  4        RBC Global Services Australia                            37,703,080      10.31
  5        Citicorp Nominees Pty Limited                            10,145,553       2.78
  6        Commonwealth Custodial                                    8,050,048       2.20
  7        Queensland Investment Corporation                         7,220,987       1.98
  8        ANZ Nominees Limited                                      5,367,929       1.47
  9        Cogent Nominees Pty Limited                               5,131,953       1.40
 10        HSBC Custody Nominees                                     4,769,851       1.30
 11        AMP Life Limited                                          3,844,478       1.05
 12        IOOF Investment Management Ltd                            1,733,254       0.47
 13        Invia Custodian Pty Limited                               1,683,315       0.46
 14        NRMA Nominees Pty Limited                                 1,656,162       0.45
 15        UBS Warburg Private Clients Nominees Pty Limited          1,605,140       0.44
 16        Merrill Lynch (Australia) Nominees Pty Limited            1,395,401       0.38
 17        Australian United Investment Co. Limited                  1,190,000       0.33
 18        Perpetual Trustee Co. Limited (Hunter)                    1,059,844       0.29
 19        PSS Board                                                 1,048,470       0.29
 20        Government Superannuation Office                          1,036,170       0.28
                                                                   ----------------------
                                                                   212,483,465      58.13%
                                                                   ----------------------
           Other                                                   153,073,056      41.87%
                                                                   ----------------------
           Total                                                   365,556,521     100.00%
-------------------------------------------------------------------======================

The 10% shareholding limit does not necessarily make TABCORP 'takeover proof' as an acquisition could be completed if the Victorian Parliament agreed to amend the legislation. However, given the size of a post merger TABCORP, the number of Australian companies capable of acquiring TABCORP would be limited and acquisition by a foreign buyer would be complex given the approval that would be required from FIRB, the Victorian Government and regulators in three States.

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Figure 6.1 and related notes of TABCORP's recent share price history shown below provide a useful summary of key recent events in the company's history.

                                   FIGURE 6.1

              - Volume - Tabcorp - Consumer Discretionary - ASX200

[LINE GRAPH]

Source: Bloomberg

The share price history of TABCORP has shown a sharp increase during the period September 2001 to August 2002 followed by a gradual decline as the impact of smoking restrictions in Victoria took effect and then some recovery since the announcement of the Proposed Merger in March 2003. We have noted a number of public events which provide some insight into the historical pattern of the share price in the following points.

         September 2001 - Impact of the September 11 terrorist attack resulted in the TABCORP share price recording an intra-day low of $8.30 on September 12. Significant falls also occurred in the ASX 200 and the Consumer Discretionary Index

         January 2002 - Victorian Government announces smoking bans to be introduced for gaming areas effective in September 2002

         February 2002 - Strong half year results announced (to 31 December
2001) with net profit after tax up 38%

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         June 2002 - Gaming Legislation (Amendment) Bill is passed by the
Victorian Parliament which changes TABCORP's shareholder restriction from 5% to 10% and the 40% foreign ownership restriction is removed

         August 2002 - Strong full year results announced (to 30 June 2002) with net profit after tax up 39%

         September 2002 - the smoking ban in gaming areas in Victoria commences

         December 2002 - TABCORP management announce revenue growth impact of smoking bans (revenue for gaming down 8.8% for 1 September 2002 to 30 November 2002 relative to the prior comparative period)

         January 2003 - Announcement of merger discussions with Jupiters

         February 2003 - Weaker half year results announced (to 31 December
2002) with net profit after tax up 2.4% due to the impact of smoking bans

         March 2003 - Announcement of the merger of Jupiters and TABCORP

         May 2003 - Announcement that smoking bans will negatively impact full year profits

         June 2003 - Announcement of the signing of the Merger Implementation Agreement

         August 2003 - Announcement of full year results.

On 9 January 2003, the day before the announcement that TABCORP was in merger discussions with Jupiters, the closing TABCORP share price was $10.64. On the day prior to the announcement that the Jupiters board would support the Proposed Merger (4 March 2003), the closing TABCORP share price had fallen to $9.59. The trading of the shares in the three months leading up to the announcement of the Proposed Merger is summarised in Table 6.2 below.

                                    TABLE 6.2

                     TABCORP PRE-ANNOUNCEMENT SHARE TRADING

-------------------------------------------------------------------------------------------
                                                            WEIGHTED
                                                  LOW       AVERAGE     VOLUME     VOLUME
           MONTH                 HIGH PRICE      PRICE       PRICE      ('000)    TRADED(1)
-------------------------------------------------------------------------------------------
                                     $             $           $                      %
-------------------------------------------------------------------------------------------
December 2002                      11.25         10.14       10.55      28,463      7.75
January 2003                       11.02         10.01       10.44      36,117      9.88
February 2003                      10.30          9.65       10.00      34,962      9.56
March 2003 (2 trading days)         9.80          9.50        9.72       4,088      1.12
----------------------------------------------------------------------------------------

         Note (1): The volume of shares traded is the total shares traded for the month divided by the total shares on issue.

TABCORP shares are well traded. Its share turnover during the twelve months prior to the announcement of the Proposed Merger averaged 8.97% per month of total shares on issue. We calculate this places TABCORP in the top quartile of the ASX 200 in terms of the value of shares traded as a percentage of market capitalisation. The company is followed by most of the major broking houses because of its relative size, with a 100% free float, allowing full participation in appropriate indices.

The TABCORP share price trended downwards in the period between 1 December 2002 and 4 March 2003, falling from a closing share price of $11.22 on 2 December 2002 to $9.59 on 4 March 2003, a fall of 14.5%. This appears to be due to a combination of:

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-        continued concern as to the impact of smoking bans on the gaming business in Victoria

- between, 10 January 2003 and 4 March 2003, that is, between the date of announcement of merger discussions and the announcement of the Proposed Merger, some media speculation that TABCORP would 'over pay' for Jupiters

- a general market trend as the S&P/ASX 200 index fell by 8.1% during the same period.

In the period prior to the announcement of the Proposed Merger, there is nothing to suggest the trading in TABCORP shares was reflective of an abnormal share price or that the share price did not reflect information in the market, other than that there was some speculation on the likely terms of the Proposed Merger with Jupiters.

ADDITIONAL INFORMATION RELEASED TO THE MARKET SINCE THE OFFER WAS MADE

The announcement of the Proposed Merger included and was accompanied by detailed information on its proposed terms. This information included:

- the consideration to be paid for Jupiters Ordinary Shares, including the nature and quantum of the consideration

-        details of how TABCORP would fund the acquisition of Jupiters Ordinary
         Shares

- a summary of the likely sources of synergies, although synergies were not quantified.

Since the announcement of the Proposed Merger, there have been a significant number of broker's reports published which have prepared earnings estimates for the merged TABCORP group. Given the Proposed Merger and the extent of analysis prepared on both TABCORP and Jupiters prior to the announcement of the Merger, it appears market analysts are in a reasonable position to review the potential impact of the Proposed Merger on TABCORP.

In addition, in TABCORP's 15 May 2003 market announcement, TABCORP provided guidance as to its expectations for full year 2003 earnings. TABCORP indicated that, excluding the after tax impact of non recurring items, it expected NPAT to be down between 1% and 3% on the prior year. The most significant negative impacts on the results were the smoking bans imposed on gaming venues in Victoria as well as uncertainty created by the war in Iraq and the SARS virus which impacted the international business in the private gaming room at Star City. These impacts are discussed further in Section 7. TABCORP announced its 2003 results on 13 August 2003.

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TRADING IN TABCORP SHARES POST ANNOUNCEMENT

The announcement of the Proposed Merger was made on 5 March 2003. A summary of the trading in TABCORP shares since the announcement is in Table 6.3 below. The summary also sets out trading details post 15 May 2003 as it was on that date TABCORP announced smoking bans in Victorian gaming venues would impact on full year 2003 profits, and post 13 August 2003 as TABCORP announced its 2003 results on that day.

                                    TABLE 6.3

                     TABCORP POST ANNOUNCEMENT SHARE TRADING

----------------------------------------------------------------------------------------------------
                                        PRICE        PRICE       WEIGHTED     VOLUME OF       VOLUME
                                         LOW          HIGH        AVERAGE   SHARES TRADED     TRADED
            PERIOD                        $            $             $         ('000)            %
----------------------------------------------------------------------------------------------------
6 March 2003 -1 September 2003           9.57        11.64         10.53       196,527         53.8
16 May 2003 - 1 September 2003          10.03        11.64         10.70       123,014         33.7
14 August 2003 - 1 September 2003       10.75        11.64         11.18        29,535          8.1
---------------------------------------------------------------------------------------------------

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In the period since the announcement of the Proposed Merger on 5 March 2003 to 1
September 2003 (124 trading days), the VWAP of TABCORP shares was $10.53. The closing share price on 1 September 2003 was $11.27, which represents a 17.5% increase over the 4 March 2003 closing price of $9.59. Over the same period, the S&P/ASX 200 index has risen by approximately 13.9% and the consumer discretionary index has risen by approximately 28.4%.

The announcement of TABCORP's 2003 results does appear to have had a positive impact as TABCORP shares closed at $11.27 on 1 September 2003, a 7.4% increase from the closing price on 12 August 2003 of $10.49.

To some extent at least, it appears the increase in the TABCORP share price since the announcement of the Proposed Merger is consistent with broader market movements. The trading volumes since the announcement of the Proposed Merger have been at levels which are broadly consistent with levels prior to the announcement.

In considering whether the TABCORP share price since the announcement of the Proposed Merger fairly reflects the market's view of the value of the merged TABCORP we have had regard to:

- whether the valuation of TABCORP, as implied by post announcement share trading, appears reasonable based on market estimates of TABCORP earnings and financial position post merger, and

- whether the market estimates prepared by analysts for TABCORP, post merger, are consistent with our own estimates based on information provided by TABCORP and Jupiters.

IMPLIED VALUATION OF TABCORP

Since the announcement in May 2003 of the potential profit impact of smoking bans in Victoria, TABCORP has traded on the following multiple of proforma 2003 earnings as shown in Table 6.4.

                                    TABLE 6.4

                            TABCORP EBITDA MULTIPLES

-------------------------------------------------------------
                                                    EBITDA
                       EBITDA          EBITDA     MULTIPLE ON
                    PROFORMA (1)    MULTIPLE ON   1 SEPTEMBER
                     $ MILLION         LOW (2)      HIGH (2)
-------------------------------------------------------------
2003                    710             8.4           9.3
-------------------------------------------------------------

         Notes:

(1) earnings proforma for 2003 based upon our own calculation of a merged TABCORP assuming the merger had been in place for a full year and $10 million in synergies achieved

(2) EBITDA multiple is calculated using a low share price for TABCORP for the period 16 May 2003 to 1 September 2003 of $10.03 and a high of $11.64

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The implied EBITDA multiple range of 8.4 to 9.3 times 2003 earnings compares reasonably to observed market multiples. Based on consensus analysts estimates in December 2002 and a VWAP for December 2002 of $10.55, we estimate TABCORP was trading at a multiple of 8.2 times the consensus analyst estimated 2003 earnings prior to the announcement of the Proposed Merger.

The increase (2% to 13%) in TABCORP's trading multiples since December 2002 is consistent with increases in the market since that time together with the results now being achieved and possibly a small re-rating of TABCORP in relation to the Proposed Merger.

In addition to checking the reasonableness of the EBITDA multiples implied by the TABCORP trading prices, we have performed a discounted cash flow valuation of the merged TABCORP Group. The valuation uses internal management forecasts provided by TABCORP and Jupiters for the 2003 and 2004 financial years. After 2004, we have formed our own view as to the likely growth profile of the merged TABCORP.

We have modelled the TABCORP cash flows until 2012, when the Gaming and Wagering licenses will expire. We have assumed TABCORP will be successful in retaining the licences, but that it will pay a market price to do so. At the low end of our valuation range we have assumed TABCORP will pay a full market price for these licences, less the purchase price refund owing under the terms of the licence. At the high end, we have assumed TABCORP is able to obtain the licence for a lower price, being a 25% discount to a full control value given the likely competitive advantages it could hold over other bidders, arising from its incumbent position.

The terminal value assumption at the low end of our range provides effectively the same result as TABCORP not retaining the licences and receiving the purchase price refund and disposing its net tangible assets at book value. Hence at the low end, our discounted cash flow valuation is not sensitive to whether the Wagering or Gaming licences are retained in 2012.

The valuation range resulting from our discounted cash flow analysis is consistent with the values implied by the post announcement trading prices of TABCORP shares after allowing for the fact our DCF value represents a control value.

REASONABLENESS OF MARKET ANALYSTS' EARNINGS ESTIMATES

We have been provided with forecast information by both TABCORP and Jupiters. We have used these forecasts to calculate our own estimate of 2004 earnings and we have compared this information to market analysts forecast earnings. We note our estimates based on the forecast information provided to us are not materially different to the markets analysts' estimates which appear to be already factored into the share price.

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CONCLUSION ON TABCORP EQUITY VALUE

Based on the liquid trading in TABCORP shares, the healthy free float and the trading range of TABCORP share prices, we believe it is reasonable to take the traded price of TABCORP shares as being an unbiased assessment of the value of TABCORP shares in a well informed market.

In addition, it appears, on our analysis, that the post announcement trading of TABCORP shares:

-        has been based on reliable information; and

-        are trading at values which reflect that information.

This supports our approach of adopting the post announcement share price of TABCORP as representative of the value of TABCORP shares immediately post the Proposed Merger.

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Given the price sensitive nature of the announcement made by TABCORP on 15 May
2003 in relation to smoking bans on full year profits, we have based our estimate of the range of values for TABCORP shares on the trading range of TABCORP shares for 16 May 2003 to 1 September 2003 of $10.03 to $11.64. In estimating a value range for TABCORP shares we recognise that post the 13 August 2003 earnings announcement there may be further upside in TABCORP shares, however, at the time the TABCORP shares traded at $11.64 they were trading cum dividend. The 1 September 2003 price reflects the first closing price after TABCORP shares went ex dividend, since the results announcement on 13 August 2003. A price of $11.50 implies a multiple of 9.2 times proforma 2003 EBITDA for the merged TABCORP, a level we consider reasonable for the upper end of our range. We have adopted $10.00 to $11.50 as our range of values for the TABCORP shares.

Accordingly, based on 0.24 of a TABCORP ordinary share for each Jupiters Ordinary Share, we have valued the equity portion of the consideration offered by TABCORP as follows:

                                    TABLE 6.5

                     TABCORP SHARE PORTION OF CONSIDERATION

---------------------------------------------------------------------------------
                                                                LOW        HIGH
---------------------------------------------------------------------------------
TABCORP ordinary shares (portfolio)                           $ 10.00     $ 11.50
Interest in a TABCORP share for 1 Jupiters share                 0.24        0.24
                                                              -------------------
Value of consideration received in TABCORP shares             $  2.40     $  2.76
---------------------------------------------------------------------------------

6C CASH COMPONENT

We have valued the cash component at its face value of $2.85.

6D OTHER MERGER CONSIDERATION

NET CENTREBET PROCEEDS

On 12 August 2003 Jupiters announced to the market that it was in final sale negotiations with shortlisted parties and the prices being negotiated were in the $60 million to $70 million range. Based on disclosures made by Jupiters management on 12 August 2003, we have taken the maximum gross sale proceeds received to be $70 million. At the low end we have allowed no benefit for Jupiters Ordinary Shareholders recognising there is a risk that no sale will be achieved by 30 September 2004. Therefore, in estimating the gross sale proceeds for Centrebet we have adopted a range of between nil and $70 million. In Appendix C we have discussed the Centrebet business and the EBITDA multiples implied by the estimated gross sale proceeds.

In order to estimate the Net Centrebet Proceeds, we have also estimated the tax payable on the Centrebet disposal and the sale costs. Based on a CGT cost base of $23.4 million, sale costs of $4.0 million and

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estimated purchase price adjustments of $2.1 million, our estimate of the Net
Centrebet Proceeds is nil to $0.27 per share as set out in Table 6.6.

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                                    TABLE 6.6

                       ESTIMATE OF NET CENTREBET PROCEEDS

---------------------------------------------------------------------------
                                                       LOW           HIGH
                                                    $ MILLION     $ MILLION
---------------------------------------------------------------------------
Gross sale proceeds                                       -          70.0
Add: Net purchase price adjustments                       -           2.1
Less:
Tax payable                                               -         (13.4)
Costs                                                     -          (4.0)
                                                    ---------------------
Net proceeds                                              -          54.7
                                                    ---------------------
Shares on issue                                       201.8         201.8
-------------------------------------------------------------------------
NET PROCEEDS PER SHARE                                    -         $0.27
-------------------------------------------------------------------------

SPECIAL DIVIDEND

Jupiters Ordinary Shareholders will receive a fully franked cash dividend of $0.75 following approval of the Proposed Merger. We have valued the cash component at its face value of $0.75. In considering the value of the franking credits, we have compared the value of receiving a fully franked dividend to an unfranked dividend for different classes of shareholder.

FRANKING CREDITS

The franking credits which attach to the dividend potentially carry a different value for different classes of shareholders. Franking credits reflect the payment of company tax, at a rate of 30%, on profits, the benefit of which is passed to shareholders via franking (or attaching the credit to) the dividend. The maximum benefit available on the special dividend is $0.32 which is available to resident shareholders who are on a zero tax rate, and who will receive a cash refund of $0.32. In contrast, those resident shareholders who are on the top marginal tax rate of 48.5% receive a benefit of approximately $0.16 compared to their after-tax position from receipt of an unfranked dividend of $0.75.

Non-resident shareholders will obtain some benefit from the receipt of franking credits in that franked dividends do not attract dividend withholding tax, whereas unfranked dividends do. However, in most jurisdictions that have a tax treaty in place with Australia, the non-resident taxpayer will receive credit in their country of residence for Australian dividend withholding tax paid and so the benefit will only be one of timing. Hence at a practical level we have assumed the benefit of receiving a franking credit for non-resident shareholders will be nil.

Whilst it is possible to determine that the franking credit carries value, it is not possible to be precise as its quantum depends on the tax position and residency of the recipient shareholder. In this case, based on a range of values from nil to $0.32 for the franking credits attaching to the special dividend, we have adopted the mid-point of $0.16 as our estimate of value attaching to the credits for each Jupiters Ordinary Share.

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However, individually, Jupiters Ordinary Shareholders should seek independent advice in relation to their specific circumstances to determine the value of the franking credits to them.

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The estimated Net Centrebet Proceeds are in the range of nil to $0.27 for each
Jupiters Ordinary Share. As long as the Centrebet sale is completed on or before 31 October 2003, the Net Centrebet Proceeds will be distributed by way of a fully franked special dividend. The franking credits attaching to the proceeds are estimated to be nil to $0.12 for each Jupiters Ordinary Share. In each case, as noted above, the value of the franking credits can range from nil to face value. We estimate the benefits to be received from the franking credits as being 50% of the face value, being in a range of nil to $0.06 for each Jupiters Ordinary Share.

SUMMARY OF TOTAL CONSIDERATION

Table 6.7 below summarises our calculation of the value of the consideration offered which is in a range of $6.16 to $6.85. This includes franking credits on the $0.75 special dividend and the Net Centrebet Proceeds.

                                    TABLE 6.7

                         SUMMARY OF TOTAL CONSIDERATION

-----------------------------------------------------------------------------
                                                         LOW             HIGH
                                                          $                $
-----------------------------------------------------------------------------
TABCORP shares                                           2.40            2.76
Cash                                                     2.85            2.85
Net Centrebet Proceeds                                      -            0.27
Special dividend                                         0.75            0.75
Value of franking credits - Centrebet                       -            0.06
Value of franking credits - Special dividend             0.16            0.16
                                                         --------------------
VALUE OF TOTAL CONSIDERATION                             6.16            6.85
-----------------------------------------------------------------------------

6E COMPARISON OF TOTAL CONSIDERATION TO VALUATION OF JUPITERS ORDINARY SHARES

Table 6.8 and Figure 6.2 below sets out the comparison of the total consideration offered to Jupiters shareholders to the value of a Jupiters share:

              TABLE 6.8

         COMPARISON OF VALUE

-------------------------------------
JUPITERS VALUATION      CONSIDERATION
-------------------------------------
  LOW        HIGH       LOW      HIGH
   $           $         $         $
-------------------------------------
 5.92        6.76      6.16      6.85
-------------------------------------

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                                   FIGURE 6.2

                               COMPARISON OF VALUE

[BAR CHART]

THE CONSIDERATION OFFERED IS FAIR

The range of the value of the total consideration being offered to Jupiters shareholders for each Jupiters share of $6.16 to $6.85 is within the range of our values for Jupiters shares of $5.92 to $6.76, which includes a control premium.

In relation to franking credits, it is apparent that the Proposed Merger does generate value for some shareholders by bringing forward the utilisation of franking credits. In the absence of the Proposed Merger it is unlikely any significant additional value would be placed on franking credits, given the trading multiples of companies in the sector typically already reflect an expectation of ongoing franked dividends, at normal dividend levels. Further, the application of normal dividend payout ratios for Jupiters would in fact see the franking account balance continue to increase.

As the total consideration offered to Jupiters Ordinary Shareholders is within the range of values for Jupiters Ordinary Shares, in our view the Proposed Merger provides fair value for Jupiters Ordinary Shareholders.

CONCLUSION ON TOTAL CONSIDERATION

Based on the above analysis, we conclude that the total consideration to be received by Jupiters Ordinary Shareholders is not less than the fair value of Jupiters Ordinary Shares. Therefore, the consideration is, in our opinion, fair.

If a sale of Centrebet is not completed by 30 September 2004, we consider the opportunity for TABCORP to then dispose of Centrebet for a significant amount would be limited. However, we expect Jupiters will be in a position to provide a further update on the Centrebet sale process including any potential impact on Net

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Centrebet Proceeds to Jupiters Ordinary Shareholders prior to, or at, the
Ordinary Share Scheme meeting, and Jupiters Ordinary Shareholders should consider any potential impact in deciding whether to approve the Ordinary Share Scheme. Nevertheless, even if no value were ultimately obtained for Centrebet, the merger consideration would still be fair.

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Post merger analysis - are Jupiters Ordinary Shareholders better off?

7A INTRODUCTION AND APPROACH

In this section we consider whether Jupiters Ordinary Shareholders will be better off after the Proposed Merger. In doing so, we have compared their position as shareholders in Jupiters prior to the merger to their position as shareholders in the merged TABCORP.

The comparison is required because Jupiters Ordinary Shareholders will be exchanging, at least in part, their Jupiters Ordinary Shares for TABCORP shares (with only limited exceptions). The comparison should be considered in the context that no more than 40% of the consideration received by Jupiters Ordinary Shareholders collectively will be in the form of TABCORP shares and, therefore, the analysis needs to reflect this position.

It is noteworthy also that some of the financial impacts of the Proposed Merger come directly from the merger consideration. TABCORP will borrow funds to pay the cash consideration and to fund the subscription of RPS to facilitate payment of the special dividend and any dividend representing the Net Centrebet Proceeds. Therefore the gearing ratio of the merged entity will be affected, but Jupiters Ordinary Shareholders will have received the cash proceeds as part realisation of their Jupiters investment.

Our "better-off" assessment has been made with regard to a number of typical shareholder value metrics, which allow comparison of the position of Jupiters pre-merger with that of the merged TABCORP after the transaction, as follows:

-        EPS and DPS

-        operating performance and margins

-        return on investment and capital expenditure management

-        financing structure and credit worthiness, and

- likely effects of market factors like market capitalisation, liquidity and volatility.

To enable the comparison of shareholders position pre and post merger we have prepared proforma financial statements for the merged TABCORP. The proforma financial statements are based on a notional consolidation of the 2003 results for both Jupiters and TABCORP assuming the Proposed Merger had been in place for a full year.

The Jupiters financial (pre-merger) details are set out in Section 5. We have therefore set out below:

- a summary of the TABCORP pre-merger financial position and recent operating performance

- a summary of the merged TABCORP financial position and proforma profit and loss, and

-        our comparison of shareholder value metrics pre and post merger.

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7B SUMMARY OF TABCORP PRE-MERGER OPERATING PERFORMANCE

TABCORP has grown significantly since its public listing in August 1994. In 1996, the first full year of operations after listing, TABCORP reported a NPAT of $87.2 million which has increased to $253 million in 2003. The major changes that have taken place in TABCORP during that period include the acquisition of Star City in 1999 and the increase in gaming machines operated from approximately 7,000 in June 1994 to approximately 13,750 in 2003.

RECENT OPERATING PERFORMANCE

The reported operating performance of TABCORP for the most recent three years is summarised in Table 7.1.

                                    TABLE 7.1

                          TABCORP OPERATING PERFORMANCE

---------------------------------------------------------------------------------------------------
                                     12 MONTHS ENDED 30    12 MONTHS ENDED 30   12 MONTHS ENDED 30
                                          JUNE 2001             JUNE 2002            JUNE 2003
                                     $ MILLION (AUDITED)   $ MILLION (AUDITED)  $ MILLION (AUDITED)
---------------------------------------------------------------------------------------------------
Revenue
Gaming                                      846.3                917.6                 848.1
Wagering                                    380.3                403.6                 421.3
Star City                                   586.3                611.9                 631.2
                                          --------------------------------------------------
                                          1,812.9              1,933.1               1,900.6
EBITDA
Gaming                                      245.1                256.6                 229.5
Wagering                                     62.3                 74.6                  74.1
Star City                                   171.1                212.6                 222.4
                                          --------------------------------------------------
                                            478.5                543.8                 526.0
Depreciation and amortisation              (113.4)              (108.5)               (105.2)
EBIT                                        365.1                435.3                 420.8
Net interest expense                        (66.5)               (51.9)                (48.5)
                                          --------------------------------------------------
PBT                                         298.6                383.4                 372.3
Tax (expense)/benefit                      (110.9)              (122.4)               (119.7)
                                          --------------------------------------------------
NPAT                                        187.7                261.0                 252.6
                                          ==================================================
EPS (Cents)                                  50.4                 70.0                  68.7
EBITDA/revenue                               26.4%                28.1%                 27.7%
EBIT/revenue                                 20.1%                22.5%                 22.1%
NPAT/revenue                                 10.4%                13.5%                 13.3%
------------------------------------------==================================================

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COMMENTARY ON OPERATING PERFORMANCE

2002 FINANCIAL YEAR

The TABCORP result is largely driven by the gaming and Star City divisions. For the 2002 financial year over 85% of EBITDA was contributed by those two divisions.

Revenue and EBITDA percentage growth for 2002 against the 2001 year for each division and in total is summarised in Table 7.2 below.

                                    TABLE 7.2

                 TABCORP REVENUE AND EBITDA GROWTH 2001 TO 2002

-------------------------------------------------------------------------
                                                     REVENUE       EBITDA
                                                     GROWTH        GROWTH
                                                        %             %
-------------------------------------------------------------------------
Gaming                                                8.4%           4.7%
Wagering                                              6.1%          19.7%
Star City                                             4.4%          24.3%
                                                      ------------------
Total                                                 6.6%          13.6%
------------------------------------------------------------------------

Note:    These percentages are before adjustments for non recurring items

In percentage terms, the strongest contributor to revenue growth was the gaming division. This growth was achieved through a combination of strategies to improve venues and the introduction of new games. The wagering performance benefited from the Soccer World Cup and a record Spring Carnival result. At Star City, the growth in revenue came from the private gaming rooms and gaming machines. The main gaming floor experienced a 1.8% decline in revenue.

However at the EBITDA level, it was Star City which was the most significant contributor to EBITDA growth.

The reasons for the differences between the growth rates at the revenue and EBITDA lines were:

- gaming experienced an increase in costs of $12.2 million (5.3% of EBITDA) as a result of a Victorian Government decision to increase the levy on each machine from $333 a machine to $1,533 a machine

- wagering was able to control growth in operating expenses and also benefited from a special payment from SATAB in compensation for it leaving the SuperTAB pooling system

- Star City benefited from the suspension of international rebate play which had been loss making in the previous year. Without the impact of the rebate play in 2001 the increase in EBITDA would have been 19.7%. The other significant contributor to the increased EBITDA was a 6.7% reduction in operating expenses.

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2003 FINANCIAL YEAR

Revenue and EBITDA percentage growth for the 2003 year against the 2002 year is set out in Table 7.3 below:

                                    TABLE 7.3

                     TABCORP REVENUE AND EBITDA GROWTH 2003

-------------------------------------------------------------------------
                                                     REVENUE       EBITDA
                                                     GROWTH        GROWTH
                                                        %             %
-------------------------------------------------------------------------
Gaming                                               (7.6%)        (10.6%)
Wagering                                              4.4%          (0.1%)
Star City                                             3.2%           4.6%
                                                     -------------------
Total                                                (1.7%)         (3.3%)
------------------------------------------------------------------------

Note:    These percentages are before any adjustments for non recurring items

In the 2003 financial year, the most significant impact on results was the introduction of smoking bans in gaming areas in Victoria. The bans had a significant impact on the gaming divisions revenues, which were 7.6% below the 2002 financial year.

The impact of the smoking bans on the revenues of the gaming division for 2002/03 is demonstrated in Figure 7.1 below.

                                   FIGURE 7.1
                         TABCORP MONTHLY GAMING REVENUE

[LINE GRAPH]

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The performance for July and August 2002 is largely attributed to the introduction of new games. However, the impact of the smoking bans post September 2002 has been significant.

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TABCORP has introduced measures in an attempt to accommodate the needs of smokers. These initiatives have included:

-        amenity improvement

- assisting venues improve customer service to improve service to smokers and attract new users.

In particular, significant effort has been put into the amenity or venue improvement program. TABCORP have identified that an amenity improvement solution includes:

-        locating the smoking area/room adjacent to the gaming room

- ensuring the furniture and fixtures in the smoking room are consistent with those in the gaming room

- providing other entertainment options in the smoking room, such as television, wagering, reading material

- creating a comfortable ambience in the smoking room, in particular good air quality.

As at 30 June 2003, 169 out of a total of 271 venues had implemented changes consistent with the amenity improvement solution.

The increase in wagering division revenue compared to the previous corresponding period, was mainly due to growth in the racing product which represents 95% of the business, improved distribution in terms of refurbishments to retail outlets and growth in self service betting through touch-tone telephone, natural language speech recognition, pro-bet terminals and the Internet. Although the actual EBITDA for wagering in 2003 is relatively flat compared to 2002, this reflects the special payment of $5.6 million received from SATAB in 2002. If the special payment in 2002 is adjusted for wagering EBITDA increased by approximately 7.4% in 2003.

The Star City increase in revenues was driven by increases in gaming machine revenues and non gaming revenues. The performance includes a reduction in revenue in the private gaming rooms, driven by a reduction in international business as a result of the war in Iraq and the SARS virus. Revenues from tables on the main gaming floor benefited from a change to the product mix on the floor.

SUMMARY

The key features of recent results are:

-        Gaming

         -        the negative impact of smoking bans on revenue

-        Wagering - stable revenue growth in core products, benefiting from:

         -        the impact of the Soccer World Cup on sports betting

         - a special payment in the 2002 year from the SATAB for the exit of the SATAB from the pooling system

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-        Star City

         -        reductions in operating expenses

         -        improvement in non gaming revenues

         - improvement from the main gaming floor in the second half of the 2003 financial year

         -        impact of Iraq war and SARS on international business.

Of these factors, it is the smoking bans which have had the most significant impact on earnings and outlook. TABCORP earnings will depend on the extent to which the gaming division revenue and earnings can recover from the impact.

The 2003 result has 10 months of the impact of smoking bans included. Having reviewed the 2003 result and 2004 budget information provided by TABCORP we are satisfied the 2003 results represent an appropriate base to estimate proforma earnings for the Merged TABCORP.

7C A PRO-FORMA VIEW OF THE MERGED TABCORP

In considering the Merged TABCORP, we have compiled

- a pro-forma profit and loss statement, using 2003 results for TABCORP and Jupiters (Table 7.4), and

- a pro-forma statement of financial position, using June 2003 Balance Sheets for TABCORP and Jupiters. In order to achieve a consistent analysis we have shown the Jupiters statement of financial position assuming Centrebet has been sold and proceeds distributed, as well as assuming the special dividend has been paid (Table 7.5).

The proforma merger statements assume that the Proposed Merger took effect from 30 June 2002 and was in place for the full year ended 30 June 2003. Using the 2003 year as a pro-forma allows the various shareholder value metrics to be calculated for Jupiters and TABCORP on a pre and post merger basis using the available financial information for the 2003 financial year.

To allow clear identification of the impact of the Proposed Merger, we have only made adjustments which we consider direct outcomes of the Merger. As part of the implementation of the Proposed Merger, TABCORP have indicated items such as fair value adjustments and accounting policy changes are expected to impact on the financial status of the Merged TABCORP. Estimates of the impact of these adjustments are set out in the pro-forma profit and loss statement and statement of financial position in the Scheme Booklet. Hence there are some differences between our pro-forma statements and the pro-forma statements in the Scheme Booklet which reflect some of the additional adjustments estimated by TABCORP.

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                                    TABLE 7.4

                       PRO-FORMA PROFIT AND LOSS STATEMENT

---------------------------------------------------------------------------------------------------
                                          TABCORP       JUPITERS
                                        2003 ACTUAL    2003 ACTUAL   CONSOLIDATION      PRO-FORMA
                                         $ MILLION    $ MILLION(1)     $ MILLION        $ MILLION
---------------------------------------------------------------------------------------------------
Revenue                                   1,901           754                            2,655
                                          -------------------                            -----
EBITDA                                      526           174              10(1)           710
Depreciation                                (72)          (42)                            (114)
Amortisation                                (33)           (8)            (41)(3)          (82)
                                          -------------------                            -----
EBIT                                        421           124                              514
Interest                                    (49)          (36)            (43)(2)         (128)
Tax expense                                (119)          (29)                            (140)(4)
                                          ----------------------------------------------------
NPAT                                        253            59                              246
----------------------------------------------------------------------------------------------

(1) Ex Centrebet and normalised

                                    TABLE 7.5

                    PRO-FORMA STATEMENT OF FINANCIAL POSITION

---------------------------------------------------------------------------------------------
                                         TABCORP      JUPITERS
                                         JUNE 03       JUNE 03     CONSOLIDATION    PRO-FORMA
                                        $ MILLION     $ MILLION      $ MILLION      $ MILLION
---------------------------------------------------------------------------------------------
Cash                                        119            63                           182
Accounts receivable                           3            18                            21
Other                                        36            33                            69
                                          -------------------------------------------------
CURRENT ASSETS                              158           114           0               272
Fixed assets                                759           758                         1,517
Intangibles                               1,375           107         821(3)          2,303
Other assets                                108            42                           150
                                          -------------------------------------------------
TOTAL ASSETS                              2,400         1,021         821             4,242
                                          -------------------------------------------------
Current liabilities (ex-borrowings)         238            95                           333
Non-current liabilities
(ex-borrowings)                              76            10                            86
                                          -------------------------------------------------
NON-DEBT LIABILITIES                        314           105                           419
Unsecured notes                                           202                           202
Reset preference shares                                   190        (190)(5)             0
Commercial bills - unsecured                               45                            45
Lease liabilities - secured                                 1                             1
Bank loans - unsecured                      598                                         598
Bank loans - secured                        168                                         168
New debt                                                  151         824(2),(5)        975
                                          -------------------------------------------------
TOTAL DEBT                                  766           589         634             1,989
                                          -------------------------------------------------
TOTAL LIABILITIES                         1,080           694         634             2,408
                                          -------------------------------------------------
NET ASSETS                                1,320           327         187             1,834
                                          -------------------------------------------------

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
----------------------------------------------------------------------------------
                              TABCORP      JUPITERS
                              JUNE 03       JUNE 03     CONSOLIDATION    PRO-FORMA
                             $ MILLION     $ MILLION      $ MILLION      $ MILLION
----------------------------------------------------------------------------------
Share capital                  1,138           313           207           1,658
Retained profits                 182            14           (20)            176
                               -------------------------------------------------
TOTAL EQUITY                   1,320           327           187           1,834
---------------------------=====================================================

Note: The pro-forma statements above are slightly different to those in the Scheme Booklet pro-forma, reflecting slightly different assumptions around changes to accounting policies, refinancing of debt and our reduction in equity for the $6 million in merger implementation costs. The statement of financial position has been presented to separate the debt position as this is an important aspect of the post merger financial position.

ASSUMPTIONS

         (1) a full year of synergies is achieved. Cost synergies are estimated at $10 million per annum. No revenue synergies are assumed although TABCORP management have indicated they plan to implement strategies intended to generate revenue synergies. The cost synergies assumed are not dependant on the acquisition by TABCORP of the BI gaming management contracts.

         (2) the consideration offered by TABCORP for Jupiters Ordinary Shares has a total value of $1.139 billion when transaction costs are included. This is funded by the issuing of 48.4 million new TABCORP shares and cash funded by new debt. After the premium on repurchase of RPS, transaction costs and payment to Jupiters Option Holders, the total additional debt is $824 million (as set out in note 5). After taking account of payment of the special dividend, new debt is $975 million. It is assumed the special dividend was paid by Jupiters at the end of the 2003 financial year. Interest is paid on existing TABCORP and Jupiters debt at existing rates. An interest rate of 6% is paid on new debt of $975 million acquired. The interest expense adjustment reflects the net of the interest paid on new debt and elimination of interest previously paid on the RPS (which was at 8.15%). Net assets acquired are $327 million after payment of the special dividend. TABCORP may subsequently reduce the debt acquired through a Dividend Reinvestment Plan, however, we have assumed the impact of such a plan will be value neutral in the short term.

         (3) intangible assets created on consolidation of $821 million will be amortised over 20 years at $41.1 million per year. The amortisation assumption may be conservative as, to the extent some intangible value relates to the licences in place, the amortisation period may extend beyond 20 years and proposed changes to Accounting Standards in Australia may result in goodwill not being amortised but instead subject to regular impairment testing. Existing TABCORP intangibles are made up of:

                  -        Wagering and Gaming licence $597 million

                  -        Casino licence $234 million

                  -        Acquired goodwill $293 million

                  - Rights to the Casino Complex Management Agreement $251 million.

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         (4)      Tax expense is estimated at 30% of proforma EBTA. The TABCORP tax rate for 2003, pre merger is 30% of EBTA, while the Jupiters rate is 31% of EBTA.

         (5)      The additional debt post merger includes:

--------------------------------------------------------
                                               $ MILLION
--------------------------------------------------------
Cash component of consideration                   575
-----------------------------------------------------
Premium on RPS payment                             10
-----------------------------------------------------
Advisory fees and integration costs                46
-----------------------------------------------------
Payment to Jupiters Option Holders                  3
-----------------------------------------------------
NEW DEBT                                          634
-----------------------------------------------------
Replace RPS debt                                  190
-----------------------------------------------------
ADDITIONAL DEBT                                   824
-----------------------------------------------------

Note: Of the costs of $46 million, $31 million represents transaction costs which are capitalised. $15 million represents merger implementation costs, of which $9 million are reflected in goodwill as TABCORP have indicated they will create a pre acquisition reserve for these costs, and $6 million will be expensed, reducing equity.

TABCORP's existing borrowings include two distinct financing facilities. One to meet the general requirements of the group, and the other established by Star City Holdings Limited and its controlled entities. These current debt facilities are being refinanced by a syndicate of banks.

Binding commitment letters have been signed by TABCORP and each of the Banks pursuant to which the Banks have agreed to enter into formal agreements to underwrite Facilities under which (subject to the terms of the Facilities) TABCORP will be able to borrow up to:

         (a) $1,464 million from National Australia Bank Limited, Westpac Banking Corporation and Barclays Bank PLC; and

         (b)           $600 million from National Australia Bank Limited

As part of the commitment letters, TABCORP and the Banks have agreed term sheets in respect of each of the Facilities. Each of the Banks has obtained credit committee approval to the terms of the Facilities.

The TABCORP Group's current debt facilities will also be refinanced by the Facilities to enable a lengthened maturity profile of the TABCORP Group's existing debt.

TABCORP has maintained a facility established by Star City Holdings of $208 million.

As at 30 June 2003 TABCORP has two interest rate swaps in place, under which TABCORP pay fixed rates between 7.28% and 8.61%. The total principal swapped at 30 June 2003 is $350 million. Both swaps terminate in June 2004.

There will be approximately 414 million TABCORP shares on issue post merger.

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7D SHAREHOLDER VALUE ANALYSIS

To evaluate the Proposed Merger in terms of its likely shareholder value outcomes, we have calculated a range of statistics below. These are based on a comparison of 2003 actual results for Jupiters and a pro-forma merged entity.

In comparing the Jupiters stand alone position with the pro-forma merged entity, care needs to be taken that the comparison is being made on a valid basis. TABCORP will merge with Jupiters after it has disposed of Centrebet, distributed the proceeds and paid a special dividend. We have therefore constructed an analysis in order to compare:

-        "Jupiters stand alone" - assuming the merger does not proceed

- "Jupiters pre-merger" - after the Centrebet sale, distribution and special dividend

-        "Merged Entity" - post TABCORP/Jupiters merger

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                                    TABLE 7.6

                SHAREHOLDER VALUE METRICS YEAR ENDED 30 JUNE 2003

--------------------------------------------------------------------------------------------------
                                                         JUPITERS       JUPITERS       PRO-FORMA
                                                      STANDALONE (1)    PREMERGER    MERGED ENTITY
--------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
EPS (post amortisation)                                   $  0.31       $  0.58(2)      $  0.59
EPS (pre amortisation)                                    $  0.36       $  0.66(2)      $  0.79
DIVIDEND POLICY
DPS                                                       $  0.23       $  0.43         $  0.71
Payout ratio (as a % of post amortisation earnings)            74%           74%            120%
Payout ratio (as a % of pre amortisation earnings)             64%           65%             90%
OPERATING PERFORMANCE AND RETURNS
ROA                                                           8.9%          8.7%            9.1%
ROCE                                                         10.6%         10.1%           10.9%
EBITDA margin                                                23.4%         23.1%           26.8%
NPAT margin                                                   7.9%          7.8%            9.3%
FINANCING STRUCTURE & CREDIT WORTHINESS
Interest cover EBIT                                          3.63          3.45            4.02
Debt/Debt + Equity                                             45%           63%             51%
Debt/Equity                                                    83%          171%            105%
-----------------------------------------------------------------------------------------------

Note:    (1)      The Jupiters standalone position is normalised on a
                  theoretical win basis and is before transaction costs incurred post 30 June 2003. When considered on a maintainable basis with earnings to be generated post 30 June 2003 these costs will not have a material impact on the shareholder value metrics considered.

         (2) The Jupiters standalone column represents the position for Jupiters Ordinary Shareholders assuming the merger does not proceed. The Jupiters pre-merger column represents the entitlement of Jupiters Ordinary Shareholders to TABCORP shares based on an all share merger ratio. In calculating this, EPS and DPS are recalculated so as to exclude Centrebet earnings and assume franking of the special dividend so as to be comparable to the Jupiters entity that will be acquired by TABCORP. They are then re-weighted to reflect that, based on a Jupiters Ordinary Share value of $5.41 and a TABCORP share value of $10.75, 1.99 Jupiter shares is equivalent to one TABCORP share. The Jupiters Ordinary Share value is based on an equity value of $1.022 billion to $1.158 billion on an ex Centrebet and special dividend basis, while the TABCORP value is based on the midpoint of our valuation range for TABCORP shares as set out in Section 6. Essentially, the pro-forma merged entity column assumes that a Jupiters Ordinary Shareholder takes all the merger consideration in the form of TABCORP shares.

The relevant columns to compare are the pre-merger and merged entity columns. The implications of these metrics for Jupiters Ordinary Shareholders continuing to hold shares in the merged TABCORP are summarised below:

- earnings per share on a pre goodwill basis are greater post merger, reflecting the pre goodwill EPS accretion that is expected from the merger and the fact that in value terms Jupiters shareholders are able to realise a control premium and then reinvest that value at a portfolio value

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-        DPS will increase significantly post merger reflecting TABCORP's higher dividend policy

- the capital management policies of TABCORP, involving a combination of high dividend payout ratio and relatively high debt to equity ratio, will require prudent management to ensure that the competing demands are met and that capital spend, particularly on the casino properties and technology, is not under-committed over time. We have discussed this point with TABCORP management and have compared the capital expenditure of TABCORP as a percentage of depreciation over the last five years to other listed companies, including Jupiters. Based on our discussion and review, we have no reason to believe TABCORP has under committed capital over time, although this is an area it will need to monitor carefully. The dividend payout ratio assumed for the pro-forma merged entity is 90% of pre goodwill earnings. This produces a dividend of $0.71 which is slightly higher than the 2003 TABCORP dividends of $0.67. For such a dividend level to be sustainable TABCORP will need to realise synergy benefits from the merger and grow earnings. We also note that TABCORP has announced the introduction of a dividend re-investment scheme and this could reduce the effective payout ratio in cash flow terms

- returns on assets and capital employed decline marginally, although profit margins improve

- the funding of transaction consideration by debt will mean that leverage ratios will increase slightly and liquidity will decline. However, our analysis of a range of credit statistics suggest that the credit standing of the combined group post merger will be better than Jupiters standalone. In July 2003, Standard and Poor's confirmed TABCORP's BBB + negative rating, which is higher than the rating of BB+ Jupiters had prior to the announcement of the Proposed Merger. The Standard and Poor's credit analyst noted that "The rating outlook is negative, reflecting the significant integration risks associated with acquiring Jupiters, the sizeable debt financing of the transaction, and the evolving regulatory landscape, which can be expected to affect the merged entity's cash flows in the short-to-medium term." Standard and Poor's added that "A rating downgrade could result if TABCORP is unable to achieve meaningful debt reduction and restoration of credit-protection measures in the next three years."

There are a number of other capital market factors, being size, liquidity and volatility, which will affect value outcomes for Jupiters Ordinary Shareholders. We have summarised the major items below:

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                                    TABLE 7.7

                             CAPITAL MARKET FACTORS

--------------------------------------------------------------------------------------------------------
       CAPITAL MARKET FACTORS           PRE MERGER POST MERGER IMPLICATION FOR CONTINUING SHAREHOLDERS
--------------------------------------------------------------------------------------------------------
SIZE                                    Increased size features a number of benefits. The combined
PRE MERGER                              market capitalisation of the group will place it very close in
TABCORP market cap $3,506 million(1)    size to the ASX 200 leaders, increasing the attractiveness of
Jupiters market cap $1,257 million(1)   the stock to certain institutions. In addition, bid/ask
POST MERGER                             spreads and multiples tend to be more attractive for larger
TABCORP market cap(2) $4,450 million    companies, all other things equal.
--------------------------------------------------------------------------------------------------------
LIQUIDITY                               Jupiters liquidity was higher than TABCORP's due to a number of
TURNOVER PRE MERGER                     events during the 6 months to 31 March 2003. However,
TABCORP(3) - 131%                       TABCORP's liquidity is consistent with a company of its size
Jupiters(3) - 215%                      and affords continuing shareholders with the option of
POST MERGER                             liquidating their holding in ordinary trading over a reasonable
Expected to be more liquid on normal    period.
trading volumes
--------------------------------------------------------------------------------------------------------
VOLATILITY                              TABCORP's volatility was lower than Jupiters pre merger. Both
260 DAY AVERAGE PRE MERGER              are lower than the average for the ASX 200 in 2002. The
TABCORP - 21.66%                        increased regulatory and product diversity of the merged
Jupiters - 26.49%                       business as well as increased size and associated liquidity
POST MERGER                             should result in a reduction of volatility relative to other
Expected to be lower volatility on      market players going forward, all other issues being equal.
normal trading volumes
--------------------------------------------------------------------------------------------------------

                  Notes:

(1)      At 4 March 2003, the day prior to the merger announcement

(2)      Based on a share price of $10.75

(3) Annualised turnover as a percentage of market capitalisation based on average daily turnover for six months to 31 March 2003.

In summary, capital market factors favour Jupiters shareholders becoming TABCORP shareholders, compared to their position pre merger.

PREMIUM PAID TO JUPITERS ORDINARY SHAREHOLDERS

When considered in fundamental terms, if the Proposed Merger is to enhance the value of TABCORP shares, the value of synergies created from the transaction need to exceed the premium paid to Jupiters Ordinary Shareholders. To the extent the synergies are not realisable in the short term through earnings enhancements, the value needs to come from a re-rating of the Merged TABCORP in recognition that the company is better positioned to enhance and/or protect earnings in the medium to long term.

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In considering the potential impact of the Proposed Merger on the value of the
Merged TABCORP shares, we have therefore considered:

-        the value of the control premium paid to Jupiters Ordinary Shareholders

-        the value of short term realisable synergies

- the re-rating required of TABCORP to make up for any difference between the control premium paid and the value of short term realisable synergies.

CONTROL PREMIUM PAID TO JUPITERS ORDINARY SHAREHOLDERS

We have benchmarked our valuation conclusion by reviewing our valuation in light of the recent trading price of Jupiters Ordinary Shares on the Australian Stock Exchange and by cross-checking the valuation using the discounted cash flow methodology.

TRADED SHARE PRICE

In evaluating the quantum of control premium, we have considered pre-announcement trading in Jupiters Ordinary Shares. Figure 7.2 and related notes of Jupiters' share price history shown below provide a useful summary of key events which explain Jupiters more recent scheme price history:

                                   FIGURE 7.2

             - Volume - Jupiters - Consumer Discretionary - ASX200

[LINE GRAPH]

Source: Bloomberg

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Notes:

1 11 September 2001 - The share price of Jupiters decreased some 13% in a 9 day period, from 11 September 2001 to 20 September 2001. The contributing factor for this was the terrorist attacks on the World Trade Centre and the Pentagon in the United States of America. These attacks had a material adverse impact on general economic conditions, and the Australian share market suffered as a result. The collapse of Ansett Airlines, a major domestic and regional airline also had an unfavourable effect on Australia's economy and tourism sector.

         February 2002 - Jupiters announced positive half yearly results.

         October 2002 - The share price declined 13% on 17 October 2002. This was as a result of a profit warning statement released by Jupiters commenting on the 2002 financial performance and the short term future which dampened concerns about results for the forthcoming year.

         November 2002 - results of the Annual General Meeting were made public which had a positive impact on the share price.

         December 2002 - Jupiters announced that discussions with UNiTAB in relation to a proposed merger had commenced.

         January 2003 - Jupiters announced that following an approach from TABCORP, discussions had taken place with it in relation to a merger proposal. The Company also commented that it was continuing to have discussions with UNiTAB in relation to a merger.

         March 2003 - on 5 March 2003, Jupiters announced the proposal to merge with TABCORP.

         June 2003 - Announcement of the signing of the Merger Implementation Agreement.

         August 2003 - Announcement of full year results.

The volume of Jupiters Ordinary Shares traded was fairly constant prior to October 2002 except for an exceptionally high number of shares being traded on 12 April 2002, which was the date of the public announcement of the share buy-back. Average daily volumes of shares traded have increased since October 2002, particularly around the dates the above public merger announcements were made. In particular, an unusually high number of shares were traded on 5 March 2003 which was the date of the announcement that the Jupiters board would support the Proposed Merger with TABCORP.

Based on a midpoint of the value of the consideration for Jupiters Ordinary Shares of $6.51 and a Jupiters Ordinary Share price (pre both the TABCORP and UNiTAB announcements), which we assess at $4.84, we estimate the control premium being paid by TABCORP to Jupiters shareholders is approximately 35% or $335 million in market value.

THE VALUE OF SHORT TERM REALISABLE SYNERGIES

The short term cost synergies achievable are estimated at approximately $10 million annually. Adopting a portfolio value EBITDA multiple range of 8 to 9, in our view the short term synergies carry a value of $80 million to $90 million. This leaves a value gap of approximately $245 million to $255 million. As set out in Table 7.8 below:

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                                    TABLE 7.8

                               VALUE OF SYNERGIES

-----------------------------------------------------------------
                                            LOW           HIGH
                                         $ MILLION      $ MILLION
-----------------------------------------------------------------
Premium paid to Jupiters shareholders       335            335
Value of short term synergies                90             80
                                            ------------------
Value gap                                   245            255
--------------------------------------------------------------

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RE-RATING REQUIRED OF TABCORP TO ADDRESS VALUE GAP

The pro-forma EBITDA of the Merged TABCORP is estimated in Table 7.4 as $710 million. To bridge a value gap of $245 million to $255 million an increase in portfolio EBITDA multiples applied to TABCORP earnings as a result of a re-rating would have to be approximately 0.36 times EBITDA, as set out in Table
7.9 below:

                                    TABLE 7.9

                                VALUE OF ANALYSIS

--------------------------------------------------------------------
                                             LOW            HIGH
--------------------------------------------------------------------
Value gap                                $245 million   $255 million
EBITDA                                   $710 million   $710 million
                                         ---------------------------
Multiple increase required                       0.35           0.36
--------------------------------------------------------------------

If a base portfolio multiple range of approximately 8 to 9 times EBITDA is assumed, this represents approximately 4.0% to 4.4%. In our view such a re-rating should be achievable given the:

- spreading of product, geographic and regulatory risk which results from the merger

- the potential to achieve long term synergies through managing the casinos as a portfolio.

The regulatory risk for Jupiters shareholders is diversified given TABCORP's significant operations in Victoria and New South Wales, although this is offset to some extent by the heightened regulatory risk in Victoria resulting from the expiry of the gaming and waging licences in 2012 and the need for TABCORP to manage risks across a number of jurisdictions.

Successful execution of the integration plan, especially associated with the integration of technologies and management cultures will be critical to achieving both short term and long term synergies from the Proposed Merger. If the integration plan is successful the merged TABCORP will enjoy a broadened competency base with the ability to leverage off competencies throughout the business. In the medium term, subject to appropriate capital management disciplines, a merged TABCORP may be capable of further significant acquisitions or investments.

In the medium term, there may also be an opportunity for TABCORP to achieve further synergies by bringing four casinos under common management, however this is somewhat dependent on being able to renegotiate/purchase the management contracts BI Gaming have in place at Conrad Jupiters and Conrad Treasury until 2010.

We note that the consolidation of the gaming and wagering industry continues both domestically and globally. This may, in time, provide the shareholders with opportunities to realise control premiums in relation to the merged business, subject to regulatory considerations.

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SUMMARY

The table below summarises an assessment of whether Jupiters shareholders will be better off after the merger in terms of advantages and disadvantages. In our opinion, the advantages outweigh the disadvantages.

                                   TABLE 7.10

                 ADVANTAGES AND DISADVANTAGES OF SHARE EXCHANGE

-------------------------------------------------------------------------------------------
                 ADVANTAGES                                  RISKS/DISADVANTAGES
-------------------------------------------------------------------------------------------
-    Jupiters Ordinary Shareholders will     -    An expected multiple re-rating will
     realise a significant control premium        need to be sustained by the delivery of
     not accessible in ordinary trading           synergies from the merger
     and a significant portion of the
     consideration is cash                   -    The combination of a high dividend
                                                  payout ratio and relatively high debt
-    Earnings per share and dividends per         to equity ratio will require prudent
     share ratios will be higher than             capital management to ensure dividend
     Jupiters standalone                          levels are sustainable and financial
                                                  risk is managed
-    Margins will improve relative to the
     existing business                       -    Integration risk, which will be
                                                  impacted by the ability of TABCORP
-    Capital expenditure ratios will              management to integrate technology and
     reduce indicating potential increased        cultures
     efficiency
                                             -    Jupiters Ordinary Shareholders who
-    Credit risk will improve marginally          decide to retain their TABCORP shares
                                                  may be exposed to greater regulatory
-    Capital market considerations such as        risk including the renewal risk of
     liquidity and volatility are expected        TABCORP's gaming and wagering licences
     to be generally favourable                   and risk of introduction of another
                                                  Sydney casino after 2007
-------------------------------------------------------------------------------------------

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Alternatives - is there a better one?

         As well as satisfying the criteria of being fair and making Jupiters Ordinary Shareholders better off, for the TABCORP Proposed Merger to be in the best interests of Jupiters Ordinary Shareholders it must also be the best alternative available. By best alternative, we mean capable of delivering most value to shareholders.

In assessing this criteria, we have reviewed public information on Jupiters, including analyst and media reports, reviewed internal documents of Jupiters, including management and Board papers; and held discussions with the Jupiters directors, management and advisors. We have also held discussions with TABCORP management to gain an appreciation of that company's perspective about the benefits of the Proposed Merger to Jupiters Ordinary Shareholders.

We note that in assessing Jupiters' alternatives, this must be done in the light of the industry dynamics, competitive positioning, growth opportunities and risk factors which confront Jupiters at this time.

The strategic imperatives are driven out of the maturing gambling industry domestically, and therefore require strategies which can produce growth from expanding product ranges, diversification across geographic markets and access to new markets, especially overseas.

In this regard, the following alternatives are relevant to Jupiters Ordinary
Shareholders:

-        the alternative proposal to merge with UNiTAB

-        a merger/acquisition/takeover of Jupiters by a third party suitor

- an orderly realisation of the assets of Jupiters and distribution of proceeds, or

-        a continuation of Jupiters as a stand alone company.

8A MERGER WITH UNITAB

On 16 December 2002, Jupiters and UNiTAB boards announced that they were in discussions about a potential merger of the two entities. Subsequent announcements and media reports set out the potential deal parameters, which can be summarised as:

- the merger would have most likely been effected through an acquisition of all the shares in Jupiters by UNiTAB issuing new shares in exchange to Jupiters shareholders, with no cash component

- the merger was to be "of equals", implying that an exchange ratio would not confer a premium on Jupiters shareholders but would rather be based on the relative market values of the two companies, and

- the merger benefits for Jupiters shareholders would be realised over time in the form of short-term synergies and other intangible benefits mainly in the form of diversification benefits, coupled with greater size and scale to compete.

The synergies were identified to be in the form of cost savings and revenue enhancements. Cost savings revolved around:

-        savings in corporate and support services costs,

- operational efficiencies across the gaming, sports betting and wagering businesses, and

- revenue opportunities in on-line and sports betting, as well as the opportunity to expand the amount of higher value commission business through the casinos whilst

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         keeping the commission revenue (and risks) at a similar percentage of total revenue.

Upon announcement by Jupiters and UNiTAB of these discussions in December 2002, the share prices of both organisations adjusted as set out in the following graph.

                                   FIGURE 8.1

[LINE GRAPH]

The information had a clear price impact in the market, with Jupiters share price rising 6% in the days following the announcement, even though details of the UNiTAB merger proposal were still unclear. However, this public announcement essentially put Jupiters into "play" by signalling to the market that the directors would be prepared to consider offers in relation to Jupiters shares providing the value benefit was clear for shareholders. Based on market speculation at the time, it is possible that the Jupiters share price was reflecting both this proposal and the possibility of another bid. However, the announcement of TABCORP's interest on 10 January 2003 produced a large increase in Jupiters share price, clearly reflecting the market's preference for that offer.

On an individual analysis, the UNiTAB proposal did offer benefits to shareholders over a stand alone Jupiters strategy, in the form of greater scale and extraction of value from synergies.

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However, in comparing this to the TABCORP proposal, in our view, for the following reasons, the UNiTAB proposal did not offer the level of benefit contained in the TABCORP proposal:

- there was no control premium to be offered, compared to a significant control premium being offered by TABCORP

- there was to be no cash alternative, compared to a significant cash component in the TABCORP proposal

- the cost and revenue synergies identified in the UNiTAB proposal were in the main also attainable by TABCORP

- the cost and revenue synergies have been priced into the TABCORP consideration whereas the UNiTAB proposal required Jupiters shareholders to receive the benefit over time as the synergies were extracted, and

- the diversification, scale and size benefits were potentially greater from TABCORP, given that it:

         - offers greater geographical and jurisdictional spread, compared to UNiTAB which has only small wagering and gaming activities based outside of Queensland

         - has a larger balance sheet, underlying earnings and cash flow than UNiTAB, and

         - has greater market capitalisation, and corresponding liquidity in share price trading.

In our view, the TABCORP Proposed Merger offers benefits superior to UNiTAB, as measured by the 15.5% premium in the Jupiters share price, calculated by comparing the VWAP between the announcement of initial TABCORP discussions and the TABCORP merger announcement, and the VWAP between the UNiTAB announcement and the announcement of initial TABCORP discussions.

8B OTHER POTENTIAL SUITORS

As noted, following the UNiTAB proposal becoming public knowledge, TABCORP quickly emerged as a competing suitor, culminating in an announcement on 10 January 2003 that discussions had commenced between it and Jupiters. A period of negotiation and review followed, in parallel with UNiTAB discussions, which concluded with the Jupiters board recommending the TABCORP proposal on 5 March 2003.

The process of negotiation with TABCORP has been conducted publicly and ample opportunity has existed for other suitors to emerge, however, no other bids/offers have been received to date.

In our view, a potential acquirer would have to be an established operator in the gambling and entertainment sector in order to match the full price and synergy benefits implicit in the TABCORP proposal.

Furthermore, potential acquirers would have to have a significant capital base to afford a company of Jupiters size, with the probity aspects most likely deterring foreign buyers from entering an active bidding war.

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These criteria in our view confine the potential acquirers to a relatively small list of substantial and compatible companies.

In our view, because the TABCORP Merger Proposal offers a price including a control premium for Jupiters Ordinary Shareholders, it is unlikely that another suitor would emerge from this group who would be willing to pay a higher price, with a similarly large cash component.

8C ORDERLY REALISATION

We have considered whether an orderly realisation would deliver more value to Jupiters Ordinary Shareholders. In our view, such an approach would offer reduced value for Jupiters Ordinary Shareholders, as it would crystallise costs and taxation liabilities, and would not realise any value for synergies or control.

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8D CONTINUATION AS A STAND ALONE ENTITY

A stand alone strategy does not provide a longer term strategic direction for Jupiters, and would eventually require the industry imperatives to be addressed. Furthermore, a stand alone strategy does not offer the opportunities to extract synergies. If the Proposed Merger were not approved, such an outcome would most likely see the Jupiters share price fall to pre-announcement levels, thus passing up the control premium available in the Proposed Merger. Given the discussions with UNiTAB, and the potential for synergies with some other compatible parties, it is likely the share price would settle around the UNiTAB proposal range, reflecting expectations of such a proposal being re-ignited. However in our view, the additional premium in the TABCORP proposal, which we measured at 15.5%, would then be lost.

For this reason, we conclude that it is reasonable for Jupiters Ordinary Shareholders to approve the Proposed Merger.

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Is it reasonable for Jupiters Ordinary Shareholders to approve the terms of the merger resolutions?

In considering whether it is reasonable for Jupiters Ordinary Shareholders to approve the terms of the merger resolutions we have had regard to, amongst other things, the key terms of the MIA.

The key terms of the MIA include:

- the merged TABCORP board will include two Jupiters Directors. It is presently proposed those two directors will be Messrs Lawrence Willett AO and John Story. This provides Jupiters shareholders who retain their TABCORP shares with comfort that the Merged TABCORP board will include members that have existing knowledge of the Jupiters businesses and assets acquired by the merged TABCORP

- Jupiters shareholders will receive a final ordinary dividend with respect to the June 2003 financial year, in addition to the consideration to be received under the terms of the Proposed Merger

- Jupiters has provided TABCORP with a degree of exclusivity in relation to the Proposed Merger. Jupiters is prevented from soliciting competing proposals to the Proposed Merger. We note that Jupiters may still be approached by parties wishing to submit a competing proposal, although Jupiters has agreed to notify TABCORP of any such approaches

- there are costs associated with Jupiters withdrawing from the Proposed Merger under certain circumstances. The amount payable to TABCORP is $12.2 million. The circumstances under which the costs are payable relate to Jupiters withdrawing their recommendation of the Proposed Merger (other than where it is on the basis of an Independent Expert's Report), a third party acquires Jupiters or its businesses, or Jupiters materially breaches one of its obligations under the MIA. TABCORP is also subject to pay Jupiters costs of $7.5 million if it is unable to complete the required funding arrangements or the Proposed Merger does not proceed as a result of them materially breaching their obligations under the MIA

- Jupiters Ordinary Shareholders have some protection against material adverse changes occurring in the TABCORP business between voting for the Scheme and the Court approving the Scheme. This is because the conditions for the merger relating to material adverse changes including prescribed occurrences, in either the TABCORP or Jupiters businesses apply until the first day of the Court hearing to approve the Scheme

- if the Centrebet sale is not completed until after 31 October 2003, the Net Centrebet Proceeds are further reduced by a payment to TABCORP which is the sum of $10 million and 12% of the amount by which the Net Centrebet Proceeds exceed $30 million. Whilst this represents a loss of value to Jupiters shareholders it is likely to be approximately $0.06 per Jupiters Ordinary Share and, given the progress made to date on the Centrebet sale, may not occur. Should the Centrebet sale not be completed by 30 September 2004, TABCORP will have no further obligations to dispose of Centrebet and Jupiters Ordinary Shareholders will effectively have their interest in Centrebet diluted. Even if Jupiters Ordinary Shareholders receive no benefit for Centrebet, in our view the consideration is fair.

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   Section 9: Is it reasonable for Jupiters to approve the terms of the merger resolution?

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In our view, when considered in their entirety, the MIA terms are reasonable and commercial from a Jupiters Ordinary Shareholders perspective. While Jupiters has provided TABCORP with a degree of exclusivity and a commitment to reimburse TABCORP costs if the Proposed Merger does not proceed under certain circumstances, such terms are not commercially unusual. The exclusivity was only provided after other parties with an interest in acquiring or merging with Jupiters had time to express such interest. Given no other parties came forward, other than UNiTAB who were already in discussions with Jupiters, we do not see the exclusivity commitment as unreasonable.

In our view the terms of the merger resolutions are commercial. It is therefore reasonable for the Jupiters Ordinary Shareholders to approve the merger resolutions.

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[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX A

QUALIFICATIONS, DISCLAIMERS AND CONSENTS

QUALIFICATIONS

PricewaterhouseCoopers Securities Ltd is a member of PricewaterhouseCoopers, a large international firm of Chartered Accountants which has had extensive experience in providing corporate financial advice and in the preparation of independent expert reports. PricewaterhouseCoopers Securities Ltd is a licensed Dealer (No 11203) under the Corporations Act. Mr Ron Higham is a Fellow of The Institute of Chartered Accountants in Australia and holds the degrees of Bachelor of Business (Accounting) and Masters of Financial Management. He is an Adjunct Professor of Finance at the University of Queensland. He has been a partner of PricewaterhouseCoopers for 17 years, and is the Chairman of PricewaterhouseCoopers Securities Ltd. Mr Andrew Wellington is a Chartered Accountant and an associate of the Securities Institute of Australia. He holds a Bachelor of Commerce and a Masters of Accounting. He has been with PricewaterhouseCoopers for 13 years. He is also a partner of PricewaterhouseCoopers, and is an authorised representative of PricewaterhouseCoopers Securities Ltd.

DECLARATIONS

Neither PricewaterhouseCoopers Securities Ltd nor PricewaterhouseCoopers has any interest in the outcome of the proposed transaction to be put to shareholders. PricewaterhouseCoopers Securities Ltd is entitled to receive a fee of $715,000 for the preparation of this report and the Independent Expert's Report prepared in relation to the RPS Scheme, based on time spent at our normal hourly rates for this type of work and will be reimbursed for out of pocket expenses incurred. The fee payable to PricewaterhouseCoopers Securities Ltd is payable regardless of the outcome of the proposed transaction. In addition, PricewaterhouseCoopers Securities Ltd has been indemnified by Jupiters Limited in relation to any claim arising from or in connection with its reliance on information provided by Jupiters Limited. None of PricewaterhouseCoopers Securities Ltd, PricewaterhouseCoopers, Mr Higham or Mr Wellington hold shares in Jupiters Limited or TABCORP Holdings Limited and have not held any such beneficial interest in the previous two years. Drafts of this report dated 23 June 2003 and 22 August 2003 were presented to the directors of Jupiters Limited, TABCORP Holdings Limited and their respective advisors for review of factual information contained in the reports. No significant changes were made to the report as a result of those reviews.

PURPOSE OF REPORT

This report has been prepared at the request of the directors of Jupiters Limited for inclusion in the Scheme Booklet and should not be used for any other purpose. In particular, it is not intended that this report should serve any purpose other than an expression of our opinion on the proposed merger. This report has been prepared solely for the benefit of the directors of Jupiters Limited and for the benefit of those persons who are expressly entitled to vote at the meeting. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution,

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letter or statement (other than the Scheme Booklet mentioned above) without the prior written consent of PricewaterhouseCoopers Securities Ltd to the form and context in which it appears.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND FORECAST FINANCIAL INFORMATION

- Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Jupiters Limited, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

         - the re-occurrence of the SARS virus in Asia, particularly insofar as such developments impact on the patronage of high-value overseas casino players or of local Asian players

         - the continuation of relatively low levels of economic growth in key Asian markets

         - the impact of terrorism and other acts as a result of continuing unrest in the Middle East

- changes in laws, regulations or governmental policies (or the interpretation of those laws, regulations or policies) which may adversely impact upon the gaming industry in general or the Company in particular

- any adverse changes in general economic conditions, and a decline in discretionary spending as a result thereof

-        other factors referenced in this report.

Shareholders' attention is drawn to the developments and to uncertainties affecting Jupiters' business that are discussed throughout the Scheme Booklet and this report.

DISCLAIMER AND CONSENTS

PricewaterhouseCoopers Securities Ltd's sole involvement in this Scheme Booklet has been the preparation of this report and accordingly we take no responsibility for the content of the Scheme Booklet as a whole.

PricewaterhouseCoopers Securities Ltd has consented to the inclusion of this report in the form and context in which it is included as an annexure to the Scheme Booklet to be sent to shareholders in Jupiters Limited.

In preparing this Report, Jupiters has indemnified PwCS, PricewaterhouseCoopers and its employees, officers and agents against any claim, liability, loss or expense, cost or damage, including legal costs on a solicitor client basis, arising out of reliance on any information or documentation provided by Jupiters which is false and misleading or omits any material particulars or arising from a failure to supply relevant documentation or information.

In addition, Jupiters has agreed that if it makes any claim against PricewaterhouseCoopers for loss as a result of a breach of our Contract, and that loss is contributed to by its own

                                                                             108
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[PRICEWATERHOUSECOOPERS LOGO]

actions, then liability for its loss will be apportioned and is appropriate having regard to the respective responsibility for the loss, and the amount Jupiters may recover from us will be reduced by the extent of its contribution to that loss.

[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX B

SOURCES OF INFORMATION

In preparing our report we have had access to and relied upon the following major sources of information:

- Annual reports (audited) for Jupiters Limited for the five years ended 30 June 2002

-        Audited financial report for Jupiters Limited for the year ended 30
         June 2003

- Audited annual report for TABCORP Holdings Limited for the year ended 30 June 2002

- Audited financial report for TABCORP Holdings Limited for the year ended 30 June 2003

-        Jupiters Limited 2003 Annual Plans (board approval)

-        Constitution of Jupiters Limited (as amended)

-        Jupiters Casino Agreement (as amended) dated 21 April 1983

-        Brisbane Casino Agreement (as amended) dated 6 May 1993

- Various brokers' reports concerning Jupiters Limited and comparable companies

-        Information on comparable listed companies (Bloomberg and Reuters)

-        Share market data and related information (Bloomberg and Reuters)

-        Australian Gambling Statistics 1975-76 to 2000-01 (Tasmanian Gaming
         Commission).

-        Access Economics statistics dated 31 March 2003

-        Jupiters Reset Preference Shares Prospectus dated 28 February 2002

-        Corrs Chambers Westgarth Reset Preference Shares Paper

-        Australian Tourist Commission

-        Centrebet Information Memorandum dated 16 April 2003

-        Merger Implementation Agreement.

We have also had the benefit of discussions with the directors and senior management of Jupiters Limited and senior management of TABCORP Holdings Limited in relation to the historical and prospective operating and financial performance of the company.

                                                                             110
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[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX C

VALUE OF CENTREBET PTY LIMITED (CENTREBET)

OVERVIEW OF THE BUSINESS

Centrebet is one of the world's leading internet sports bookmakers, offering fixed odds betting services on a wide variety of sporting, entertainment and political events around the globe. Centrebet Pty Limited is based in Alice Springs, Northern Territory and operates through the website www.centrebet.com. A related but separate company, Jupiters UK Limited operates www.centrebet.co.uk from the UK.

Centrebet began operations in 1992 and was a pioneer of telephone sports betting in Australia. Centrebet introduced internet sports wagering in August 1996 and by July 1998, the Centrebet site was replicated in all Nordic languages in response to strong demand from that region.

Jupiters acquired Centrebet in 1998 from the businesses founders. The Centrebet business now comprises assets owned by Centrebet Pty Limited, Jupiters Limited (Jupiters), Jupiters UK Limited (Jupiters UK) and Centrebet Limited (Centrebet
UK).

PRODUCTS

Centrebet offers betting options on many different sports, including more than 20 international football competitions, golf, tennis, motor racing, ice hockey, rugby union and cricket. Australian sports such as Australian rules football and rugby league and popular Nordic sports such as bandy, floorball and handball are also offered. In addition, Centrebet runs books on special events including political elections and annual events such as the Academy Awards and the Eurovision song contest. Since May 2000, when the horseracing division of Centrebet was sold, Centrebet has ceased to offer daily horseracing product but does offer selected racing events.

In the year to 30 June 2003, Centrebet framed over 170,000 markets covering 50 sports. Of these sports, the major contributors to turnover are football (soccer), tennis, ice hockey and basketball. Together these sports accounted for over 70% of Centrebet's turnover in 2003.

Different types of fixed odds bets are offered by Centrebet, including single bets and multiple bets (multi-bets). Higher margin multi-bets have grown at over 60% per annum on average since 2001 compared with approximately 43% for single bets. Multi-bets represent over 70% of all bets placed with Centrebet.

DISTRIBUTION AND MARKET

Centrebet Pty Limited is licensed by the Northern Territory Government to offer sports and race bets by both telephone and the internet. However, internet transactions have become an increasingly dominant driver of turnover. In the 12 months to 30 June 2003, internet transactions provided approximately 90% of the value of bets received and approximately 99% of the number of bets received.

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As mentioned above, Centrebet accepts bets internationally and maintains its website in English, the Nordic languages (Danish, Finnish, Swedish and Norwegian), German, French, Italian, Spanish, Portuguese and Dutch. Northern Europe and Australasia contribute over 80% of turnover, reflecting the strength of Centrebet's traditional Australian base and the early-mover advantage from its Nordic client base.

CUSTOMER NUMBERS AND BETS

Centrebet's customer base has grown at a compound annual growth rate of 56% since 1999. At present, Centrebet has over 143,000 customer accounts with approximately 60,000 considered active (those who have registered bets in the last six months). The diversity of the customer base is significant with customers in almost 100 countries.

A survey conducted in October 2002, showed that of over 10,000 customers who responded, 56% used Centrebet exclusively for their internet sports betting activities. The survey also indicated that approximately 63% of these customers had been a customer for more than a year.

IT INFRASTRUCTURE

The IT facilities at Centrebet are highly sophisticated. They are required to maintain a 24 hours a day / 7 days a week global operation experiencing irregular peak processing periods with negligible unplanned downtime.

The primary servers are located in Alice Springs. Live bets are received from one of three web host locations (Alice Springs, London and Brisbane), each location having dual redundant systems with firewall protection and load balancing.

Centrebet predominantly uses Compaq hardware for reliability and for the presence of maintenance and support facilities in Alice Springs and the other locations. Hardware applications typically run in redundant pairs, allowing almost immediate fail over if required. Network infrastructure is based on Cisco and Netgear appliances.

The main sports betting software package upon which Centrebet operates is called 'Centaur'. Centaur draws upon the functions of a Jupiters-wide hosting platform called 'Cougar'. The Centaur system is Centrebet's second generation sports betting package and incorporates a risk-management module to assist bookmakers manage risk in open books.

REGULATION

Centrebet Pty Limited holds a renewable sports bookmaker's licence issued by the Northern Territory Racing Commission (NTRC) under the Racing and Betting Act, which authorises the sports bookmaker to conduct betting activities by phone, by fax or via the internet. The Northern Territory licence allows Centrebet to accept bets on national and international sports events listed on the 'Declaration of Sporting Events' issued by the NTRC.

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Jupiters UK also holds a bookmaker's permit valid until 31 May 2006, issued pursuant to the Betting, Gaming and Lotteries Act 1963 of the United Kingdom. Under this permit, Jupiters acts as an internet bookmaker in and from the UK. Under UK law, bookmakers are able to offer a variety of fixed odds betting options, including such betting options as a Numbers game.

TAXATION

Centrebet Pty Limited is subject to the regulations and taxes as defined by the Government of the Northern Territory. Currently, Centrebet is subject to the following tax regime:

-        International bets:

         -        0.25% of sporting and entertainment turnover

         -        0.33% of racing turnover.

-        Domestic bets:

         -        0.00% of sporting and entertainment turnover

         -        0.33% of racing turnover

         - Goods and Services Tax is applicable on domestic bets based on a rate of one-eleventh of revenue.

-        Gaming revenues:

         - the proposed rate is 4.0% of gross profits (revenue), but this is subject to confirmation

         - Jupiters UK Limited is subject to taxation levied at 15.0% of gross profits.

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FINANCIAL SUMMARY

FINANCIAL POSITION

The financial position of Centrebet as at 30 June 2003 is set out in table C1.

                                    TABLE C1

---------------------------------------------------------
                                             30 JUNE 2003
                                                 $'000
---------------------------------------------------------
CURRENT ASSETS
Cash assets                                      14,578
Receivables                                       1,199
Other current assets                             14,750
Prepayments                                         645
                                                 ------
Total current assets                             31,172

NON-CURRENT ASSETS
Plant and equipment                                   0
Deferred tax assets                                   0
Intangibles                                           0
                                                 ------
Total non-current assets                              0

TOTAL ASSETS                                     31,172
                                                 ------

CURRENT LIABILITIES
Payables                                         12,144
Current tax liabilities                               0
Provisions                                        2,618
Intercompany loans                               16,323
                                                 ------
Total current liabilities                        31,085

NON CURRENT LIABILITIES
Intercompany loan                                     0
Provisions                                            0
                                                 ------
Total non-current liabilities                         0

TOTAL LIABILITIES                                31,085
                                                 ------

NET ASSETS                                           87
-------------------------------------------------------

COMMENTARY

Based on discussions with management, and our review of the financial position of Centrebet, we make the following observations on the major balances:

- Cash - represents cash deposits from customers and cash required for working capital

- Other current assets - consists primarily of equipment relating to the operation of the website, including servers, betting software etc, with a written down value of $5.4 million, software development costs of $4.1 million and intangibles of $4.9 million. These assets have been transferred from non-current assets pending sale.

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-        Intangibles - consists primarily of goodwill arising from the acquisition of Centrebet from its former owner. Goodwill is being amortised over seven years on a straight line basis.

- Payables - consists primarily of amounts held on behalf of clients, together with trade debtors.

- Intercompany loan - an amount of $16.3 million is owed to Jupiters and its controlled entities, we are advised this loan will be converted to equity on the sale of Centrebet, up to a cap of $13.0 million.

SURPLUS ASSETS AND LIABILITIES

We have not identified any surplus assets or liabilities on the balance sheet of Centrebet as at 30 June 2003.

FINANCIAL PERFORMANCE

The following table outlines the audited financial performance for Centrebet for the three years ended 30 June 2003.

                                    TABLE C2

----------------------------------------------------------------------------------
                                                 HISTORICAL YEAR ENDING 30 JUNE
                                           ---------------------------------------
                                                 2001          2002         2003
                                                $'000         $'000        $'000
----------------------------------------------------------------------------------
TURNOVER

Sports betting
Europe                                         137,968       244,214       268,404
Australasia                                     71,310       103,268        99,901
Other                                           42,458        53,524        83,782
                                               -----------------------------------
Total Sports betting                           251,736       401,006       452,087
Horseracing                                          -             -             -
                                               -----------------------------------
TOTAL TURNOVER                                 251,736       401,006       452,087

REVENUE
Total Sports betting revenue (Gross win)        18,394        28,678        30,025
WIN RATE                                           7.3%          7.2%          6.6%

Other revenue (excl. interest income)            1,214         1,938           899
                                               -----------------------------------
TOTAL OPERATING REVENUE                         19,608        30,616        30,924

EXPENSES
Employee & payroll related expenses             (3,907)       (6,035)       (6,676)
Marketing expenses                                (419)       (1,925)       (1,799)
Government Gaming taxes                           (707)       (1,285)       (1,497)
Information Technology expenses                   (575)       (1,023)       (2,381)
Other operating expenses                        (3,530)       (5,489)       (8,640)
                                               -----------------------------------
TOTAL OPERATING EXPENSES                        (9,138)      (15,757)      (20,993)

EBITDA                                          10,670        14,859         9,931(1)
Depreciation                                      (611)       (1,035)       (2,120)
Amortisation                                    (2,074)       (2,074)       (2,074)

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
----------------------------------------------------------------------------------
                                                 HISTORICAL YEAR ENDING 30 JUNE
                                                 ---------------------------------
                                                 2001          2002          2003
----------------------------------------------------------------------------------
EBIT                                             7,985        11,750         5,737
Net interest income/(Expense)                      866           590           425
                                                 ---------------------------------
PROFIT BEFORE TAX                                8,851        12,340         6,162
                                                 =================================

Notes: (1) The EBITDA of $9.9 million is based on the 2003 Centrebet accounts. The variation from the previously announced numbers is due to corporate charges.

Source: Centrebet Pty Limited Statutory Accounts, 30 June 2001, 30 June 2002 and 30 June 2003 audited by Horwarths NT Partnership.

COMMENTARY

Based on discussions with Management and review of the financial performance of Centrebet, we note the following:

- Betting turnover has continued to increase since 2001. The growth has slowed in 2003 reflecting the increased competition from betting exchanges and other internet operators. Centrebet has implemented marketing initiatives in order to maintain new client registrations

- Turnover is seasonal and dependent upon significant sporting events occurring around the globe. Historically, the second half of the financial year is stronger that the first half due to a higher number of key sports or events occurring in this period, however in 2003, relative to the 2002 year, Centrebet will not reproduce the benefits from the football World Cup which was held in May / June 2002

- Win rates in 2003 were approximately 6.6% reflecting a decrease over prior years

- Expenses in 2003 were higher than prior years due primarily to increased IT costs associated with the London & Brisbane server farms, and additional costs of processing credit card transactions

- EBITDA fell in the 2003 year as compared to the 2002 year, primarily as a result of the increase in expenses incurred, despite higher betting revenue

- In particular, profitability has diminished since the decision in March 2003 to sell the business due to increased competition, regulatory uncertainty and lower win rates.

The overall financial performance of the Centrebet business reflects the growth in sports betting, particularly internet based sports betting both in Australia and European markets. However, the Centrebet business was adversely impacted by the combination of the sale and the increased competition in 2003. Future growth will be dependent upon regulation of the industry in the various jurisdictions around the world. For example, recent court rulings in Holland may limit the ability of offshore entities to accept bets from Dutch citizens and new legislation in Denmark is aimed at limiting the activities of offshore entities.

Centrebet has implemented strategies to minimise the risks of regulatory action, but the risks remain and are likely to be felt in the ultimate sale prices.

ESTIMATE OF GROSS CENTREBET PROCEEDS

On 12 August 2003 Jupiters announced it was in final negotiations with shortlisted parties for the sale of Centrebet. It was also disclosed that the sale price was being negotiated in

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the range of $60 million to $70 million. Jupiters also noted that the consideration being discussed could be entirely cash or a mixture of cash and securities.

As the Centrebet disposal process has been well marketed and it appears there is a reasonable level of interest in the business, we are of the view that the appropriate estimate of Centrebet's value is the amount which a buyer is prepared to pay for it. This approach is consistent with the decision taken by Jupiters to dispose of the business.

We have also considered the EBITDA multiples implied by the estimated gross sale proceeds for the Centrebet business. In considering the implied EBITDA multiples we have used 2003 EBITDA as the latest estimate of earnings potential. We have adopted this approach as, given the changing regulatory and competitive conditions under which Centrebet operates, we are of the view that prospective buyers will place more reliance on 2003 results than 2002 results.

                                    TABLE C3

---------------------------------------------------------------------
                                             LOW              HIGH
                                          $ MILLION         $ MILLION
---------------------------------------------------------------------
Gross sale proceeds                          60.0             70.0
2003 EBITDA                                   9.9              9.9
                                             ---------------------
Implied EBITDA multiples                      6.1              7.1

In our view the implied EBITDA multiple range of 6.1 to 7.1 is reasonable in light of:

- EBITDA multiples of comparable listed companies both in Australia and overseas

-        The relative size of Centrebet

-        Regulatory uncertainty around Centrebet's operation in Nordic markets

-        Increased competition from UK based competitors in the Nordic markets

- The competition from betting exchange, particularly at the top end or wholesale segment of the Centrebet business.

CALCULATION OF NET CENTREBET PROCEEDS

The Net Centrebet Proceeds is the amount available to shareholders after accounting for costs of the disposal and applicable capital gains tax. Jupiters has announced that it is negotiating in a range of $60 million to $70 million, however there is some risk such a price may not be achieved. At the low end of our estimate of the gross Centrebet proceeds we have assumed Jupiters would not sell Centrebet for less than the cost base of their investment in Centrebet which is $23.4 million. At the upper end of our estimate, we assume Jupiters achieves a gross price of $70 million.

On this basis we have estimated the value to Jupiters of Centrebet as being in the range $21.5 million to $54.7 million as set out in table C4. As for the consideration, we recognise that given the timetable set out for the Centrebet sale under the Proposed Merger there is some possibility, albeit low, that Jupiters Ordinary Shareholders may receive no proceeds. For this reason, in estimating the value of the consideration offered to Jupiters Ordinary Shareholders under the Proposed Merger we have assumed a nil value at the low end of the range.

                                    TABLE C4

                                                                             117
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
---------------------------------------------------------------------------------------------------------
                                                   JUPITERS VALUATION               CONSIDERATION
---------------------------------------------------------------------------------------------------------
                                                  LOW            HIGH             LOW             HIGH
                                               $ MILLION       $ MILLION       $ MILLION        $ MILLION
---------------------------------------------------------------------------------------------------------
Value of all equity                               23.4            70.0             -               70.0
Add: net purchase price adjustments(1)             2.1             2.1             -                2.1
Less: transaction costs(2)                        (4.0)           (4.0)            -               (4.0)
Less: capital gains tax(3)                          (-)          (13.4)            -              (13.4)
                                                  -----------------------------------------------------
Net proceeds available for distribution           21.5            54.7             -               54.7
-------------------------------------------------------------------------------------------------------

         Notes:

(1) Net purchase price adjustments are based on estimates provided by Jupiters and reflect estimated adjustments relating to client deposits as well as profits of the Centrebet business to the sale date.

(2) Transaction costs are based on estimates provided by Jupiters and reflect adviser's fees and other transaction expenses.

(3) Capital gains tax has been calculated using a cost base for the shares in Centrebet of $23.4 million.

                                                                      APPENDIX D

[PRICEWATERHOUSECOOPERS LOGO]

COMPARABLE COMPANY ANALYSIS

AUSTRALIAN COMPANIES

                                                       INTEREST   ENTERPRISE  HISTORICAL  HISTORICAL  FORECAST   FORECAST
                             MARKET CAP     CASH     BEARING DEBT   VALUE       EBITDA      EBITDA     EBITDA     EBITDA
AUSTRALIAN COMPANIES   NOTES ($ MILLION) ($ MILLION) ($ MILLION)  ($ MILLION) ($ MILLION)  MULTIPLE  ($ MILLION) MULTIPLE
-------------------------------------------------------------------------------------------------------------------------
Burswood                (1)       398         9           313          702         81         8.7         69      10.2
Canbet Ltd              (2)        31        15             0           16          2         8.4        n/a       n/a
Publishing &
Broadcasting Ltd        (3)     6,537       446         2,203        8,338        539        15.5        640      13.0
Sky City Entertainment
Group Ltd               (4)     1,782        48           565        2,489        255         9.8        254       9.8
Tab Ltd                 (5)     1,516        28           420        1,908        166        11.5        208       9.2
UNiTAB Ltd              (6)       824        30            33          827         50        16.4         76      10.8
TABCORP Holdings Ltd    (7)     3,963       127           777        4,613        518         8.9        529       8.7
-------------------------------------------------------------------------------------------------------------------------
Jupiters Ltd                    1,297        85           434        1,677        207         8.1        197       8.5
-------------------------------------------------------------------------------------------------------------------------

                        HISTORICAL  HISTORICAL  HISTORICAL HISTORICAL
                           NPAT        EBIT        EBIT      EBITDA
AUSTRALIAN COMPANIES    ($ MILLION) ($ MILLION)  MULTIPLE    MARGIN
---------------------------------------------------------------------
Burswood                     24          56        12.6       22%
Canbet Ltd                    0           0       186.0       24%
Publishing &
Broadcasting Ltd            237         414        20.1       22%
Sky City Entertainment
Group Ltd                   125         211        11.8       50%
Tab Ltd                      59         113        16.9       19%
UNiTAB Ltd                   26          36        23.1       14%
TABCORP Holdings Ltd        241         420        11.0       27%
----------------------------------------------------------------
Jupiters Ltd                 83         153        11.0       26%
----------------------------------------------------------------

Source: Bloomberg, Broker reports - All numbers are in $A. Historical = Last Reported, forecast = Year after last Reported. Market capitalisation is based on share prices at mid August 2003

Notes:

(1) Burswood owns and operates the Burswood International Resort Casino and its adjacent facilities, which include the Burswood Dome, Burswood Resort Hotel and Burswood Convention Centre. The facilities are located in Perth.

(2) Canbet Limited is an international sports betting company which offers internet and phone betting services. The Company offers casino style games, Australian racing and sports betting, primarily Australian Rules Football, American Football, baseball, basketball and hockey, through its website.

(3) Publishing and Broadcasting Limited is a media and entertainment company. The Company operates a broadcast network, Nine Network and publishes consumer magazines. The Company promotes various sporting events and distributes films and television programs, operates the Crown Casino in Victoria and has holdings in the Internet, pay television and telecommunications sectors.

(4) Sky City Entertainment Group Limited owns and operates 3 casinos, including Sky City Auckland, Sky Alpine Queenstown in New Zealand and Adelaide Casino. It also has an interest in an Australian sports betting company and a cinema operator in New Zealand.

(5) Tab Limited provides wagering and betting services in New South Wales. The Company offers interactive trade betting through the Internet and telephone and also provides sky channel services and owns 2KY racing radio.

(6) UNiTAB Limited provides wagering and betting services in Australia. The Company holds a licence to operate both on-course and off-course totalisators for race wagering in Queensland and also to conduct sports betting. The Company also offers interactive trade betting through the Internet and telephone and other services including Keno, Footy TAB and fixed odds sports betting products.

(7) TABCORP Holdings Limited provides wagering and gaming services and facilities in Victoria and also owns Star City Casino. The Company's wagering division sells totalisator bets on horse and greyhound racing and totalisator and fixed odd bets on sporting events and are offered through a network of retail and on-course outlets and by telephone. The gaming division owns and operates gaming machines in Victorian hotels and clubs.

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COMPARABLE COMPANY ANALYSIS

INTERNATIONAL COMPANIES

                                                       INTEREST   ENTERPRISE  HISTORICAL  HISTORICAL  FORECAST   FORECAST
                             MARKET CAP     CASH     BEARING DEBT   VALUE       EBITDA      EBITDA     EBITDA     EBITDA
    US COMPANIES       NOTES ($ MILLION) ($ MILLION) ($ MILLION)  ($ MILLION) ($ MILLION)  MULTIPLE  ($ MILLION) MULTIPLE
-------------------------------------------------------------------------------------------------------------------------
Argosy Gaming
Company                 (1)       553         60          891        1,384         262        5.3         239       5.8
Aztar Corp              (2)       535         92          460          914         183        5.0         187       4.9
Harrah's Entertainment
Inc                     (3)     4,620        416        3,825        8,069       1,096        7.4       1,112       7.3
Isle of Capris Casinos
Inc                     (4)       471         81        1,028        1,433         179        8.0         239       6.0
Mandalay Resort
Group                   (5)     1,954        148        2,784        4,608         567        8.1         631       7.3
MGM Mirage              (6)     5,050        211        5,221       10,059       1,148        8.8       1,151       8.7
Park Place
Entertainment Corp      (7)     2,539        351        4,910        7,105       1,040        6.8       1,073       6.6
Pinnacle Entertainment
Inc                     (8)       165        114          494          544          43       12.7          94       5.8
Station Casinos Inc     (9)     1,418         59        1,288        2,646         219       12.1         286       9.2
Trump Hotel & Casino
Resort Inc             (10)       44         116        1,993        1,866         291        6.4         n/a       n/a
-----------------------------------------------------------------------------------------------------------------------

                        HISTORICAL  HISTORICAL  HISTORICAL HISTORICAL
                           NPAT        EBIT        EBIT      EBITDA
    US COMPANIES        ($ MILLION) ($ MILLION)  MULTIPLE    MARGIN
---------------------------------------------------------------------
Argosy Gaming
Company                      72         210         6.6       28%
Aztar Corp                   62         131         7.0       22%
Harrah's Entertainment
Inc                         348         785        10.3       26%
Isle of Capris Casinos
Inc                         (14)        101        14.1       17%
Mandalay Resort
Group                       151         422        10.9       23%
MGM Mirage                  284         750        13.4       28%
Park Place
Entertainment Corp          113         570        12.5       22%
Pinnacle Entertainment
Inc                         (30)         (7)        n/a        8%
Station Casinos Inc          43         146        18.1       28%
Trump Hotel & Casino
Resort Inc                  (18)        207         9.0       24%
----------------------------------------------------------------

Source: Bloomberg, Broker reports - All numbers are in $US. Historical = Last reported, forecast = Year after last reported. Market capitalisation is based on share prices at mid August 2003

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[PRICEWATERHOUSECOOPERS LOGO]

Notes:

(1) Argosy Gaming Company owns and operates riverboat casinos and related entertainment and hotel facilities in the Midwestern and southern United States. The Company, through its subsidiaries and joint ventures, owns and operates the Alton Belle Casino, the Argosy Casino, and the Belle of Baton Rouge. Argosy is also a major partner and operator of other casinos.

(2) Aztar Corporation operates various gaming and hotel facilities in the United States. The Company currently operates facilities in Atlantic City, New Jersey, as well as in Las Vegas and Laughlin, Nevada. Aztar also operates facilities in Missouri and Indiana. The Company's facilities include Tropicana Resort and Casino, Ramada Express Hotel and Casino, and Casino Aztar.

(3) Harrah's Entertainment Inc. operates casinos, casino/hotels, and riverboat casino facilities in the United States. The Company operates its facilities under the Harrah's, Showboat and Rio brands.

(4) Isle of Capri Casinos, Inc. owns and operates various riverboat, dockside, and land-based casinos. The Company's properties operate under the Isle of Capri Casino, Crowne Plaza Resort, and Isle of Capri Casino & Hotel names in Mississippi, Louisiana, and Colorado. Isle of Capri also operates Pompano Park Harness Racing Track in Florida, as well as the Enchanted Capri cruise ship.

(5) Mandalay Resort Group owns and operates various properties in Nevada, including Mandalay Bay, Circus Circus, Luxor, Excalibur, and Slots-A-Fun in Las Vegas. The Company also operates Silver City in Las Vegas, owns a 50% interest in Silver Legacy in Reno, and owns a 50% interest in and operates Monte Carlo in Las Vegas. In addition, Mandalay owns and operates other properties.

(6) MGM Mirage Inc. owns and operates hotel/casino resorts. The Company's properties include the MGM Grand Las Vegas and the New York-New York Hotel and Casino, both located in Las Vegas, Nevada. MGM also owns and operates Bellagio, The Mirage, Treasure Island at the Mirage, the Holiday Inn Casino Boardwalk, and other hotel/casino resorts.

(7) Park Place Entertainment Corporation owns, manages, or has an interest in gaming properties. The Company operates under the Bally's, Caesars, Flamingo, Grand and Hilton brand names worldwide.

(8) Pinnacle Entertainment, Inc. is a diversified gaming company that owns and operates several casinos and casino hotels. The Company's facilities are located in Nevada, Mississippi, Louisiana and Argentina. Pinnacle also receives lease income from card club casinos located in Los Angeles, California.

(9) Station Casinos, Inc. owns and operates gaming facilities in Nevada. The Company's operations include Palace Station Hotel & Casino, the Boulder Station Hotel & Casino, Texas Station Gambling Hall & Hotel, Sunset Station Hotel and Casino, Station Casino St. Charles, Station Casino Kansas City, and slot machine route management services.

(10) Trump Hotels & Casino Resorts, Inc. owns and operates Trump Plaza Hotel & Casino, Trump Taj Mahal Casino Resort, and Trump Marina Hotel Casino in Atlantic City, New Jersey. The Company also owns and operates Trump Indiana, a riverboat casino located on Lake Michigan, Indiana.

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THE DIRECTORS, JUPITERS LIMITED

GLOSSARY OF TERMS

ABC                                 Approved Betting Competitions

ACTTAB                              ACTTAB  Limited, the Totalisation Agency Board of the Australian Capital Territory

AFL                                 Australian Football League

ASIC                                Australian Securities and Investments Commission

ASX                                 Australian Stock Exchange Limited (ACN 008 624 691)

ATO                                 Australian Taxation Office

Australian                          gambling industry Includes all legalised regulated gambling in Australia, gambling includes lotteries, gaming, casinos and wagering.

AWA                                 AWA Limited

BI Gaming                           BI Gaming Corporation

BIL                                 Breakwater Island Limited

BIT                                 Breakwater Island Trust

BRML                                Burswood Resort (Management) Ltd

Burswood                            Burswood Limited

Cage                                Refers to the float required to redeem players chips for cash

CAGR                                Compound Annual Growth Rate

Centrebet                           Centrebet Pty Ltd (ACN 082 760 610)

Centrebet Business                  Internet and telephone gambling business conducted, or proposed to be conducted (to the extent of the introduction of a rapid-draw numbers game and mobile telephone betting platforms), by Centrebet and Jupiters UK Limited (Company Number 04279246) as at 12 June 2003.

Centrebet Note                      An unsecured note to be issued by TABCORP Issuer, if the sale of Centrebet is not completed by 31 October 2003.

CIHC                                Conrad International Hotels Corporation

Club Keno                           Joint Keno activity conducted by Tattersall's and TABCORP, Keno is also a Jupiters Product

Crown Casino                        Crown Limited

DCF                                 Discounted Cash Flow

DPS                                 Dividends per Share

EBIT                                Earnings before interest and taxation

EBITDA                              Earnings before interest, taxation, depreciation and amortisation

Enterprise value                    Value of the business (includes debt and equity)

EPS                                 Earnings per Share

ES                                  Explanatory Statement

FIRB                                Foreign Investment Review Board

Full control value                  Value of 100% of Jupiters that includes a full control

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THE DIRECTORS, JUPITERS LIMITED

                                    premium

Gambling                            Gambling is the (lawful) placement of a wager or bet on the outcome of a future uncertain event.

Gambling expenditure                Is the net amount lost by patrons gambling

Gambling turnover                   Is the amount wagered excluding any additional charges that may also be paid at the point of purchase

Gaming                              Gaming is a form of gambling, generally through casinos, keno and gaming machines.

GCCEC                               Gold Coast Convention and Exhibition Centre

HDI                                 Household Disposable Income defined as the  net income (whether in cash or kind), after deduction of direct taxes, that is available to households

ICB                                 International Commission Business - see also Premium Players

IVR                                 Interactive voice response

Jai Alai                            A court game in which players use a long hand-shaped basket strapped to the wrist to propel a ball against a wall.

Jupiters                            Jupiters Limited (ACN 010 741 045)

Keno                                Keno is a game where a player wagers that their chosen numbers match any of the 20 numbers randomly selected from a group of 80 numbers via a computer system or a ball draw device. In most states, Keno is linked to many venues within a particular jurisdiction, enabling the operator to offer large jackpot prizes. Keno has a fixed pay scale such  that the pay out for each wager is established by rules and is independent of the total wagers made on the game.

Leighton                            Leighton Holdings Limited

LMO                                 Licensed monitoring operators

Mandalay                            Mandalay Resort Group

Merged TABCORP                      TABCORP Holdings Limited after the Proposed Merger with Jupiters

MIA                                 Merger Implementation Agreement between Jupiters and TABCORP

Net Centrebet Proceeds              The balance of proceeds from the sale of Centrebet less transaction costs and capital gains tax to be distributed to shareholders. Further detail is provided in the MIA.

NLSR                                Natural language speech recognition

NPAT                                Net profit after tax

Normalised                          Adjusted earnings for abnormal or non-recurring items

Ordinary Share Scheme               The proposed scheme of arrangement between Jupiters and Jupiters Ordinary Shareholders, set out in Appendix C to the Scheme Booklet, subject to any alterations or conditions made or required by the Court under section

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THE DIRECTORS, JUPITERS LIMITED

                                    411(6) of the Corporations Act and approved in writing by Jupiters and TABCORP.

Pari-Mutuel                         A system of betting on races whereby the winners divide the total amount bet, after deducting management expenses, in proportion to the sums they have wagered individually.

PBL                                 Publishing and Broadcasting Limited

Portfolio value                     The value of a share in a company without any control premium

Premium play                        Comprises a lower volume of patrons who partake in regular  table games of high denomination limits

Premium players                     The patrons, either international visitors (typically from Asia) or Australian citizens, prepared to bet large amounts of money, also referred to as `VIP' players

Proposed Merger                     The proposal  pursuant to the Scheme of  Arrangement,  whereby  TABCORP would acquire all the ordinary shares in Jupiters

PwCS                                PricewaterhouseCoopers Securities Ltd

RPS                                 Fully paid reset  preference  shares in the capital of Jupiters  issued on the RPS Terms

RPS Scheme                          Proposed Scheme of Arrangement between Jupiters and RPS holders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Jupiters and TABCORP

SATAB                               Totalisator Agency of South Australia

Showboat                            Showboat Inc

SRN                                 Senior Redeemable Notes

Stanley Leisure                     Stanley Leisure plc

Star City                           Star City Pty Ltd (ACN 060 510 410)

SuperTAB                            Combined pool of bets between TABCORP, ACTTAB and WATAB

TAB                                 Totalisator Agency Board

TABCORP                             TABCORP Holdings Limited

TABCORP Group                       TABCORP and its Related Entities

TABCORP Investments                 TABCORP Investments No.2 Pty Ltd, a wholly owned subsidiary of TABCORP

TABCORP Issuer                      TABCORP Issuer Pty Ltd, a wholly owned subsidiary of TABCORP

Tattersall's                        Trustees of the Will and Estate of the late George Adams

Theoretical win                     The long term average statistical odds in the casino's favour

TRACKSIDE                           TRACKSIDE is an animated race from TABCORP that can be played in selected TABs anytime of the day or night and other outlets internationally.

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THE DIRECTORS, JUPITERS LIMITED

UNiTAB                              UNiTAB Limited is listed on ASX and  provides wagering and betting services in Australia.
                                    The Company holds a licence to operate  both on-course and off-course totalisators for race wagering in Queensland and also to conduct sports betting. The Company also offers interactive trade betting through the Internet and telephone and other services including Keno, FootyTAB and fixed odds sports betting products.

VCGA                                Victorian Casino and Gaming Authority established under the Gaming and Betting Act

VWAP                                Total value of shares traded divided by the total volume of shares traded on ASX during the specified period or on the specified days.

WACC                                Weighted Average Cost of Capital

Wagering                            Wagering is a form of gambling generally through racing and sports betting.

WATAB                               Totalisator Agency Board of Western Australia

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

                                   APPENDIX B

          ERNST & YOUNG TAXATION OPINION FOR THE ORDINARY SHARE SCHEME

[ERNST & YOUNG LOGO]

5 September 2003

The Directors
Jupiters Limited
PO Box 1400
BROADBEACH QLD 4218

Dear Sirs and Madam

JUPITERS - ORDINARY SHARE SCHEME
AUSTRALIAN TAX CONSEQUENCES FOR JUPITERS ORDINARY SHAREHOLDERS

This letter has been prepared at the request of the Directors for inclusion in the Scheme Booklet dated 5 September 2003 relating to the Ordinary Share Scheme between Jupiters and Jupiters Ordinary Shareholders in respect to a recommended merger with the TABCORP Group.

1.       TAX IMPLICATIONS ADDRESSED IN THIS LETTER

         This letter contains a general description of the Australian income and capital gains tax consequences that will arise for Jupiters Ordinary Shareholders who hold Jupiters Ordinary Shares and participate in the Ordinary Share Scheme. Unless otherwise defined in this letter, capitalised terms used in this letter take the meaning ascribed to them in the Scheme Booklet.

         The following summary is relevant only to those Jupiters Ordinary Shareholders who hold their shares on capital account. Jupiters Ordinary Shareholders who may hold their shares on revenue account, with a profit making intention or as trading stock, such as banks, insurance companies and professional investors should seek advice in relation to their specific circumstances.

         The following summary is limited to the Australian income tax implications under the Ordinary Share Scheme. Jupiters Ordinary Shareholders who are not resident in Australia for tax purposes should seek separate advice in relation to the taxation implications under the laws of their country of residence in relation to the Ordinary Share Scheme and/or the subsequent ownership and disposal of TABCORP Shares.

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2.       TAXATION IMPLICATIONS - ORDINARY SHARE SCHEME

2.1      OVERVIEW

         Pursuant to the Ordinary Share Scheme, each Jupiters Ordinary Shareholder will receive a fully franked Special Dividend and will receive consideration for the transfer of their Jupiters Ordinary Shares to TABCORP Investments in the form of cash and/or TABCORP Shares. In addition, Jupiters Ordinary Shareholders may receive a proportion of the Net Centrebet Proceeds. The tax implications of all the forms of consideration that may be received are discussed under separate headings below.

2.2      RECEIPT OF FRANKED DIVIDEND(S)

         2.2.1    OVERVIEW

                  Jupiters Ordinary Shareholders will receive a fully franked Special Dividend of $0.75 per share. Jupiters Ordinary Shareholders may also receive a fully franked Centrebet Dividend being a pro rata share of the Net Centrebet Proceeds.

                  The declaration and payment of the Centrebet Dividend is contingent on the completion of the Centrebet Sale by 31 October 2003. If this sale is not completed by this date, Jupiters Ordinary Shareholders will receive a Centrebet Note from TABCORP Issuer as additional consideration for the transfer of each of their Jupiters Ordinary Shares as discussed further below.

         2.2.2    RESIDENT JUPITERS ORDINARY SHAREHOLDERS

                  Jupiters Ordinary Shareholders who are Australian tax residents should include the cash amount of the dividend(s) received in their assessable income.

                  Jupiters Ordinary Shareholders will generally also be required to include an additional amount in their assessable income equal to the amount of the attached franking credit. The amount of the franking credit will be shown in a distribution statement issued by Jupiters.

                  A shareholder who is NOT a qualified person in relation to their Jupiters Ordinary Shares is not required to include the associated franking credit in their assessable income. A qualified person is broadly a Jupiters Ordinary Shareholder who has held the Jupiters Ordinary Shares on an at risk basis for a period of at least 45 days. Jupiters Ordinary Shareholders who acquire their shares within 45 days of the Implementation Date for the Ordinary Scheme, or who have held their shares for a period of at least 45 days but are not fully exposed to the risks of ownership, may not be qualified persons.

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                  Tax is payable by Australian resident Jupiters Ordinary
                  Shareholders in respect of the dividend(s) at each Jupiters Ordinary Shareholder's ordinary tax rate(s).

                  Where a Jupiters Ordinary Shareholder is required to include a franking credit in their assessable income (ie if they are a qualified person), they will be able to claim a tax offset equal to the amount of the franking credit. The tax offset reduces the tax payable by the Jupiters Ordinary Shareholder. Jupiters Ordinary Shareholders who are resident individuals, complying superannuation funds and certain registered charities may obtain a refund of the tax offset in some circumstances.

         2.2.3    NON-RESIDENT JUPITERS ORDINARY SHAREHOLDERS

                  Jupiters Ordinary Shareholders who are not residents of Australia for tax purposes, will not be taxable in Australia in respect of the dividend. Further, on the basis each dividend that is paid will be fully franked, no Australian dividend withholding tax will be imposed in respect of the payment of the dividend.

         2.2.4    CANCELLATION OF FRANKING CREDIT BENEFITS

                  The following specific provisions exist under Australian taxation law that can be invoked by the Australian Taxation Office (ATO) to cancel the benefits to shareholders of the franked dividends received or to penalise the company paying the dividends:

- Franking Credit Streaming Rules (Subdivision 204-D of the Income Tax Assessment Act 1997 (1997 Act));

- Franking Credit Cancellation Rules (Section 177EA of the Income Tax Assessment Act 1936 (1936 Act)); and

-        Dividend Stripping Rules (Section 177E of the 1936 Act).

                  The ATO has issued favourable tax rulings confirming that the ATO will not seek to apply these provisions to Jupiters or to Jupiters Ordinary Shareholders in respect of either the Special Dividend or the Centrebet Dividend (if paid), or any part of them, because of the disposal of Jupiters Ordinary Shares under the Ordinary Share Scheme.

                  Whilst the ATO has issued favourable tax rulings in relation to participation in the Ordinary Share Scheme, the ATO has the ability to apply these provisions to the dividends in respect of other disposals of Jupiters Ordinary Shares if the circumstances surrounding those disposals warrant it.

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2.3      DISPOSAL OF JUPITERS ORDINARY SHARES

         2.3.1    OVERVIEW

                  If the Ordinary Share Scheme is approved, TABCORP Investments will acquire 100% of the Jupiters Ordinary Shares. The taxation implications for an Australian resident Jupiters Ordinary Shareholder of the disposal of their shares to TABCORP Investments are discussed below.

                  The taxation implications described for Jupiters Ordinary Shareholders generally will be affected in the following circumstances:

                  (i) If completion of the Centrebet Sale does not occur by 31 October 2003.

                  (ii) If the Jupiters Ordinary Shares were acquired by employees under the Exempt Employee Share Plan.

                  (iii) If a Jupiters Ordinary Shareholder is not an Australian resident for tax purposes.

                  (iv) If the Jupiters Ordinary Shares were acquired by an employee as a result of the exercise of options issued under the Jupiters Option Plan.

                  The taxation implications in these specific circumstances are outlined under separate headings after the general description below.

                  Where the Centrebet Dividend is paid, Jupiters Ordinary Shareholders will receive either $5.25 cash or 0.525 TABCORP shares for each of their Jupiters Ordinary Shares (this is referred to as the `Cash and Shares Component' of the consideration payable under the Ordinary Share Scheme).

                  Jupiters Ordinary Shareholders have a choice as to the form in which they receive the Cash and Shares Component. Jupiters Ordinary Shareholders may choose the percentage of their Jupiters Ordinary Shares for which they will receive cash and the percentage for which they will receive TABCORP Shares, as described in Section 6.2 of the Scheme Booklet. For example, under the Standard Cash and Shares Offer, a Jupiters Ordinary Shareholder will receive $5.25 cash per share for 54.286% of their Jupiters Ordinary Shares and 0.525 TABCORP Shares per share for 45.714% of their Jupiters Ordinary Shares. This means that a particular number of Jupiters Ordinary Shares will be disposed of for cash and a particular number for shares.

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         2.3.2    DISPOSAL OF JUPITERS ORDINARY SHARES WITHOUT CGT ROLL-OVER
                  RELIEF

                  The exchange of Jupiters Ordinary Shares gives rise to a capital gains tax event (`CGT event') for Australian tax purposes for each Jupiters Ordinary Shareholder. This section of our letter deals with the implications for Jupiters Ordinary Shareholders who are either ineligible to obtain CGT roll-over relief, or choose not to obtain CGT roll-over relief, in respect of any capital gain derived from the disposal of Jupiters Ordinary Shares.

                  2.3.2.1 Jupiters Ordinary Shares Acquired After 19 September 1985

                           Jupiters Ordinary Shareholders who are Australian residents and acquired their Jupiters Ordinary Shares after 19 September 1985 may make a capital gain or capital loss in respect of the CGT event. A capital gain will arise if the capital proceeds (ie the amount of cash received and/or the value of the TABCORP Shares received) exceed the cost base of the Jupiters Ordinary Shares. A capital loss will arise where the capital proceeds are less than the reduced cost base of those shares.

                           Where some or all of the capital proceeds of the CGT event are received in the form of TABCORP Shares, the amount of the capital proceeds in respect of those shares will be the value of those TABCORP Shares received. Based on the ATO view expressed in TD2002/4, the value of TABCORP Shares should be calculated on the date that the Ordinary Share Scheme becomes effective. It is considered that this is the Implementation Date for the Ordinary Share Scheme.

                           Jupiters Ordinary Shareholders who are individuals, complying superannuation entities or trustees of a trust estate may choose to adjust the cost base of the Jupiters Ordinary Shares for indexation by reference to changes in the consumer price index
                           (CPI). This choice can be made in respect of Jupiters Ordinary Shares acquired on or before 11.45 am on 21 September 1999.

                           The adjustment is made for movements in CPI from the calendar quarter in which the Jupiters Ordinary Shares were acquired until the quarter ended 30 September 1999. Jupiters Ordinary Shareholders who are companies will make this adjustment in respect of Jupiters Ordinary Shares that were acquired on or before 11.45am on 21 September 1999. These indexation adjustments are taken into account only for the purposes of calculating whether a capital gain arises. They are ignored when calculating the amount of any capital loss.

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[ERNST & YOUNG LOGO]

                           Individuals, complying superannuation entities or trustees that have held Jupiters Ordinary Shares for at least 12 months and do not choose to index the cost base of the Jupiters Ordinary Shares should be entitled to discount the amount of the capital gain (after application of capital losses, if any, from this and other transactions). The amount of this discount is 50% in the case of individuals and trusts and 33 1/3% for complying superannuation entities. Trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

                           The relative benefit of choosing to include indexation in the cost base of Jupiters Ordinary Shares, as compared to applying the CGT discount is dependent on each Jupiters Ordinary Shareholder's individual circumstances. This letter should not be construed as providing a recommendation as to the most appropriate action for Jupiters Ordinary Shareholders.

                           Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax at each Jupiters Ordinary Shareholder's ordinary tax rate(s). Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific loss carry forward rules will apply to Jupiters Ordinary Shareholders who are companies or trustees.

                  2.3.2.2 Jupiters Ordinary Shares Deemed to be Acquired Before 20 September 1985

                           Some Jupiters Ordinary Shares that were actually acquired after 19 September 1985 may be deemed to have been acquired before 20 September 1985. For example, this situation may arise for former Jupiters Trust unitholders who participated in the merger between Jupiters Trust and Jupiters Limited (formerly Jupiters Development Ltd) in 1991.

                           If the Jupiters Ordinary Shares were deemed to be acquired before 20 September 1985, any capital gain in respect of the CGT event is disregarded, unless the shares were later deemed to have been acquired after this date. Shares held by companies or trustees may be deemed to be acquired after this date if certain continuity of ownership tests are failed.

         2.3.3    DISPOSAL OF JUPITERS ORDINARY SHARES WITH CGT ROLL-OVER RELIEF

                  Jupiters Ordinary Shareholders may be able to obtain CGT roll-over relief in respect of a capital gain derived from the disposal of Jupiters Ordinary Shares in some circumstances.

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                  2.3.3.1  Availability of Roll-over Relief

                           Jupiters Ordinary Shareholders who would otherwise make a capital gain in respect of the disposal of Jupiters Ordinary Shares may choose to obtain CGT roll-over relief to the extent their Jupiters Ordinary Shares are exchanged for TABCORP Shares.

                           Roll-over relief is not available for a capital gain derived in respect of any Jupiters Ordinary Shares that are exchanged for cash. Further, no roll-over is available where the exchange results in a capital loss or if the Jupiters Ordinary Shares were deemed to be acquired before 20 September 1985.

                           A number of conditions must be satisfied in order for scrip for scrip roll-over relief to be available. These conditions should be satisfied in respect of the Ordinary Share Scheme. A Class Ruling application has been lodged with the ATO seeking confirmation that these conditions are satisfied and that scrip for scrip roll-over relief is available. A draft ruling has been received as at the date of this letter confirming rollover relief is available. This ruling will only be binding on the ATO once it is published. We understand that shareholders will be advised of the outcome of the ruling process once the final ruling has issued.

                  2.3.3.2  Effect of Roll-over Relief

                           Where roll-over is chosen for Jupiters Ordinary Shares exchanged for TABCORP Shares, any capital gain in respect of the disposal of Jupiters Ordinary Shares is disregarded. However, whilst the capital gain is disregarded, the taxation of the capital gain is effectively only deferred until the disposal of the TABCORP Shares received in exchange for the Jupiters Ordinary Shares. That is, choosing the roll-over will affect the cost base of the TABCORP Shares acquired by the Jupiters Ordinary Shareholder. This will in turn affect the tax consequences of a future disposal of those TABCORP Shares. These consequences are discussed in section 3.4 below.

                           The relative benefit of choosing to obtain CGT roll-over relief is dependent on each Jupiters Ordinary Shareholder's individual circumstances. Choosing CGT roll-over relief may benefit shareholders who hold Jupiters Ordinary Shares that have a low CGT cost base, or shareholders who intend to hold TABCORP Shares for an extended period of time. However, this letter should not be construed as providing a recommendation as to the most appropriate action for Jupiters Ordinary Shareholders.

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                  2.3.3.3  Choosing Roll-over Relief

                           A choice to obtain CGT roll-over relief must generally be made before the lodgement of the income tax return for the year in which the relevant CGT event happened. The exclusion of the portion of the capital gain, in respect of which roll-over relief is obtained, from a Jupiters Ordinary Shareholder's tax return is regarded as sufficient evidence of the making of the choice.

         2.3.4    DISTRIBUTION OF NET CENTREBET PROCEEDS

                  2.3.4.1  Overview

                           This section applies if the Centrebet Sale does not complete by 31 October 2003. In this case, the Centrebet Dividend will not be paid. Instead, a Centrebet Note will be issued by TABCORP Issuer in respect of each Jupiters Ordinary Share that is transferred to TABCORP Investments. If a Centrebet Sale subsequently completes by 30 September 2004 (under a Centrebet Sale Agreement entered into by 30 June 2004), each Centrebet Note will be redeemed for a proportionate amount of the Net Centrebet Proceeds.

                           This section describes the effect on the tax consequences of the disposal of Jupiters Ordinary Shares (as described in Sections 2.3.2 and 2.3.3 of this letter) if the Net Centrebet Proceeds are distributed to Jupiters Ordinary Shareholders by the issue of Centrebet Notes.

                  2.3.4.2  Effect on the CGT Calculation

                           If the Net Centrebet Proceeds are distributed by the issue of Centrebet Notes, the capital proceeds in relation to the CGT event described in section 2.3.2 will be increased by the amount of this additional consideration received. The amount of additional capital proceeds for each Jupiters Ordinary Share will be the market value of one Centrebet Note.

                           The capital gain will therefore be increased or the amount of the capital loss reduced.

                  2.3.4.3 Availability of CGT Roll-over Relief if Centrebet Notes Issued

                           This section deals with the availability of CGT scrip for scrip roll-over relief if the Centrebet Notes are issued as additional consideration for the transfer of Jupiters Ordinary Shares.

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                           (a)      Jupiters Ordinary Shares Exchanged for Cash

                           CGT roll-over relief will remain unavailable in respect of any capital gain realised on the disposal of Jupiters Ordinary Shares where the Jupiters Ordinary Shareholders receive the Cash and Shares Component of the consideration as cash.

                           (b) Jupiters Ordinary Shares Exchanged for TABCORP Shares

                           For Jupiters Ordinary Shares for which the Cash and Shares Component of consideration is received in the form of TABCORP Shares, only partial CGT roll-over relief will be available. CGT roll-over relief is not available in respect of the additional consideration received in the form of Centrebet Notes.

                           Jupiters Ordinary Shareholders who choose to obtain partial CGT roll-over for their Jupiters Ordinary Shares that are exchanged for TABCORP Shares, must calculate any capital gain arising on that part of each share for which no roll-over is available. To do this, the cost base of each Jupiters Ordinary Share needs to be apportioned between that part of the share for which roll-over is available (ie the part for which proceeds are received in the form of part of a TABCORP Share) and that part for which no roll-over is available (ie proceeds received in the form of a Centrebet Note).

                           This apportionment is based on the relative market value of the part of the TABCORP Share received compared to the market value of the Centrebet Note.

                           For this purpose, the market value of the TABCORP Shares and the Centrebet Note should be determined on the Implementation Date for the Ordinary Scheme.

                  2.3.4.4  Redemption of a Centrebet Note

                           If the Centrebet Sale does not complete by 31 October 2003, and a Centrebet Note is issued in respect of each Jupiters Ordinary Share that is transferred to TABCORP Investments, the redemption of each Centrebet Note may give rise to additional taxation consequences.

                           A taxable capital gain or loss may arise on the redemption of the Centrebet Note. This will occur if the cost base of the Centrebet Note and the capital proceeds received on redemption are different amounts. The cost base of each Centrebet Note will be equal to the value of the part of the Jupiters Ordinary Share which was transferred in consideration of the issue of the Centrebet Note. This should be equal to the market value of the Centrebet Note itself.

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                           Centrebet Noteholders will therefore need to
                           recognise on redemption either:

                           - a capital gain equal to the amount received on redemption less the value of the Centrebet Note on the Implementation Date for the Ordinary Share Scheme; or

                           - a capital loss equal to the excess of the value of the Centrebet Note on the Implementation Date for the Ordinary Share Scheme over the cash received on redemption.

                           On the basis each Centrebet Note will be redeemed within 12 months of the date it is issued, the CGT discount provisions will not apply.

                           Any capital loss from a Centrebet Note would not be able to be offset against the Jupiters Ordinary Shareholder's other income. As the redemption may take place in a subsequent tax year to that year in which the disposal of the Jupiters Ordinary Shares takes place, any capital loss may not be able to be used to offset any capital gains made on the sale of the Jupiters Ordinary Shares.

         2.3.5    JUPITERS EXEMPT EMPLOYEE SHARE PLAN (EESP) PARTICIPANTS

                  This section applies to current employees of the Jupiters Group who hold Jupiters Ordinary Shares acquired under the EESP. The taxation outcomes from the disposal of Jupiters Ordinary Shares by these employees depend on whether the employee made a tax election in respect of the year in which the Jupiters Ordinary Shares were acquired (`electing employees').

                  2.3.5.1  Electing Employees

                           The disposal of the Jupiters Ordinary Shares should give rise to the same CGT implications for these employees as described above for other Jupiters Ordinary Shareholders.

                           Prior to implementation of the Ordinary Scheme the EESP will be terminated. A Class Ruling has been sought from the ATO to confirm that termination of the EESP and transfer of the Jupiters Ordinary Shares under the Ordinary Scheme will not result in a loss of tax concessions available to electing employees in relation to shares acquired under the EESP. A favourable ruling has been issued in draft form as at the date of this letter. The ruling will not be binding until finalised and published in the Government Gazette. We understand that EESP participants will be advised of the outcome of this process.

                  2.3.5.2  Non-Electing Employees

                           The EESP will be terminated after the second Court date and prior to implementation of the Ordinary Share Scheme. On termination,

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                           employees will become absolutely entitled to the
                           Jupiters Ordinary Shares held under the EESP. For non-electing employees, the proceeds from disposal of the Jupiters Ordinary Shares to TABCORP Investments will be subject to ordinary income tax at the employee's ordinary tax rates.

                           Employees will not be entitled to apply the CGT discount provisions. Further, no CGT scrip for scrip roll-over relief will be available.

         2.3.6    NON-RESIDENT JUPITERS ORDINARY SHAREHOLDERS

                  This section applies to Jupiters Ordinary Shareholders who are not resident of Australia for tax purposes. This section describes the tax consequences of disposal of their Jupiters Ordinary Shares.

                  2.3.6.1  Tax Implications Generally

                           Jupiters Ordinary Shareholders who are not resident in Australia for tax purposes are generally only subject to Australian CGT on the disposal of assets that have the necessary connection with Australia. Jupiters Ordinary Shares will generally only have the necessary connection with Australia if:

                           (i) The Jupiters Ordinary Shareholder and their associates have held 10% or more by value of the Jupiters Ordinary Shares at any time in the five years preceding the Implementation Date for the Ordinary Scheme; or

                           (ii) The Jupiters Ordinary Share is held in connection with the conduct of a business by the Jupiters Ordinary Shareholder through a permanent establishment in Australia.

                           Where a non-resident Jupiters Ordinary Shareholder holds Jupiters Ordinary Shares that do not have the necessary connection with Australia, the Jupiters Ordinary Shareholder should not generally be subject to tax in Australia on disposal under the Ordinary Share Scheme.

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                           Where a non-resident shareholder holds Jupiters
                           Ordinary Shares that have the necessary connection with Australia, the Australian taxation implications of the transfer of such shares to TABCORP Investments are as discussed above in relation to Australian resident shareholders. However, relief from taxation in Australia may be available for some non-resident Jupiters Ordinary Shareholders pursuant to a Double Tax Agreement (DTA) between Australia and their country of residence. The availability of such relief will be dependent on the Jupiters Ordinary Shareholder's individual circumstances and the terms of the relevant DTA. Jupiters Ordinary Shareholders should seek their own professional advice in relation to this matter.

                  2.3.6.2  Ineligible Overseas Shareholders

                           Where a Jupiters Ordinary Shareholder is an
                           Ineligible Overseas Shareholder, any TABCORP Shares that they would otherwise be entitled to receive under the Ordinary Share Scheme will be issued to a nominee appointed by TABCORP who will sell those shares and pay the proceeds (net of certain selling costs) to the Ineligible Overseas Shareholder.

                           In these circumstances, the taxation implications of the disposal of the Jupiters Ordinary Shares described in paragraph 2.3.6.1 above will still apply. In addition, Ineligible Overseas Shareholders will need to consider the implications of the sale of the TABCORP Shares addressed in Section 3.4 below.

         2.3.7    JUPITERS OPTIONHOLDERS

                  This section applies to Jupiters Optionholders who are current employees of the Jupiters Group. If the Court approves the Ordinary Share Scheme, a portion of the Jupiters Options will become exercisable for the first time. This section describes the tax implications for Jupiters Optionholders who choose to exercise some or all of those Jupiters Options, as well as the tax implications on the subsequent disposal under the Ordinary Share Scheme of the Jupiters Ordinary Shares acquired by the exercise of the Jupiters Options.

                  The tax implications depend on whether the Jupiters Optionholder made a tax election in respect of the year in which the Jupiters Options were acquired. A Jupiters Optionholder who made this election is referred to as an `electing employee'. A Jupiters Optionholder who did not make this election is referred to as a `non-electing employee'.

                  2.3.7.1  Electing Employee

                           The exercise of the Jupiters Options by these employees should not give rise to any tax liability for the Jupiters Optionholder.

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                           The capital gains tax (CGT) cost base of a Jupiters
                           Ordinary Share acquired as a result of the exercise of the Jupiters Option will be equal to the sum of exercise price paid, plus the market value of the Jupiters Option at the time the Jupiters Option was granted (as defined under taxation legislation). The date of acquisition of the Jupiters Ordinary Share for the purposes of applying the CGT discount provisions is the date the Jupiters Option was exercised.

                           The tax consequences of the subsequent disposal of the Jupiters Ordinary Shares under the Ordinary Scheme are as set out in Sections 2.3.2 and 2.3.3 of this letter.

                  2.3.7.2  Non-electing Employee

                           The exercise of the Jupiters Options by these employees will give rise to a tax liability. Because the Jupiters Ordinary Shares acquired as a result of exercise of the Jupiters Options will be disposed of to TABCORP Investments under the Ordinary Share Scheme within 30 days of the date of exercise, the two transactions (exercise and disposal) are effectively treated as one. That is, the tax liability arising on exercise of the options is calculated by reference to the proceeds received on the subsequent disposal.

                           As a result, the gross proceeds from disposal of a Jupiters Ordinary Share to TABCORP Investments less the amount paid to exercise the Jupiters Option will be subject to ordinary income tax at the employee's marginal tax rates. Employees will not be entitled to apply the CGT discount provisions.

                           There will be no further tax consequences for these employees on the disposal of the Jupiters Ordinary Shares under the Ordinary Share Scheme.

3.       IMPLICATIONS OF HOLDING TABCORP SHARES

3.1      OVERVIEW

         The Australian tax consequences of owning TABCORP Shares are substantially the same as those relating to the ownership of Jupiters Ordinary Shares.

         TABCORP shareholders may receive either franked or unfranked dividends in respect of their shareholding and may subsequently dispose of their TABCORP Shares. The Australian tax consequences of each of these events are discussed below.

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3.2      FRANKED DIVIDENDS

         3.2.1    RESIDENT SHAREHOLDERS

                  TABCORP shareholders who are Australian tax residents should include the cash amount of any dividend received in their assessable income.

                  Shareholders will generally also be required to include an additional amount in their assessable income equal to the amount of any franking credit attached to any dividend. The amount of the franking credit will be shown in a distribution statement issued by TABCORP.

                  A shareholder who is NOT a qualified person in relation to the TABCORP Shares will not be required to include the associated franking credit in their assessable income. A qualified person is broadly a shareholder who will hold the shares on an at risk basis for a period of at least 45 days.

                  Tax is payable by Australian resident shareholders in respect of any dividend received at each shareholder's ordinary tax rate(s).

                  Where a shareholder is required to include a franking credit in their assessable income, they will be able to claim a tax offset equal to the amount of the franking credit. The tax offset reduces the tax payable by the shareholder. Resident individuals, complying superannuation funds and certain registered charities may obtain a refund of the tax offset in some circumstances.

         3.2.2    NON-RESIDENT SHAREHOLDERS

                  Shareholders who are not residents of Australia, will not be taxable in Australia in respect of franked dividends received. Further, to the extent the dividend is franked, no Australian dividend withholding tax will be imposed in respect of the payment of the dividend.

3.3      UNFRANKED DIVIDENDS

         3.3.1    RESIDENT SHAREHOLDERS

                  If TABCORP pays an unfranked dividend, holders of TABCORP Shares who are Australian tax residents will be required to include the amount of the dividend in their assessable income. However, no additional amount is required to be included in assessable income in respect of franking credits. Further, no tax offset will be available in respect of franking credits.

                  Shareholders will pay tax in respect of unfranked dividends at their ordinary tax rate(s).

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         3.3.2    NON-RESIDENT SHAREHOLDERS

                  Shareholders who are not residents of Australia for tax purposes will be subject to a final Australian dividend withholding tax in respect of the receipt of unfranked dividends.

                  The base dividend withholding tax rate is 30%. However, where a shareholder is a resident of a country with whom Australia has concluded a DTA, this rate may be reduced. Non-resident shareholders should seek their own advice concerning the existence of a DTA between Australia and their country of residence and the applicable withholding tax rate.

3.4      IMPLICATIONS OF DISPOSAL OF TABCORP SHARES

         3.4.1    OVERVIEW

                  The Australian tax consequences of a subsequent disposal of TABCORP Shares in a normal on-market transaction should generally be similar to the consequences that arise on the disposal of Jupiters Ordinary Shares for cash consideration as described at Section 2.3.2 above. The following additional points should be noted.

         3.4.2 TABCORP SHARES RECEIVED FOR JUPITERS ORDINARY SHARES DEEMED TO BE ACQUIRED BEFORE 20 SEPTEMBER 1985

                  Where a shareholder was deemed to acquire their Jupiters Ordinary Shares prior to 20 September 1985, any replacement TABCORP Shares acquired under the Ordinary Scheme will NOT inherit the pre-CGT status of the original Jupiters Ordinary Shares.

                  The CGT cost base of the replacement TABCORP Shares will be equal to the market value of the TABCORP Shares on the Implementation Date of the Ordinary Share Scheme. The acquisition date for the purposes of applying the CGT discount provisions to a future disposal of the TABCORP Shares is the Implementation Date of the Ordinary Share Scheme.

         3.4.3 TABCORP SHARES RECEIVED FOR JUPITERS ORDINARY SHARES ACQUIRED AFTER 19 SEPTEMBER 1985

                  3.4.3.1  CGT Roll-over relief chosen

                           For those Jupiters Ordinary Shareholders who acquired their Jupiters Ordinary Shares after 19 September 1985 and choose to obtain roll-over relief on the exchange for TABCORP Shares, the CGT cost base of the replacement TABCORP Shares acquired is equal to the portion of the cost base of the Jupiters Ordinary Shares which is reasonably attributable to the TABCORP Shares acquired.

                           This will generally mean that the cost base of the TABCORP Shares acquired in exchange for Jupiters Ordinary Shares will simply be the

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                           cost base of the Jupiters Ordinary Shares that were
                           exchanged. However, if the Net Centrebet Proceeds are distributed in the form of a Centrebet Note, the cost base of the TABCORP Shares will be equal to only a percentage of the cost base of the Jupiters Ordinary Shares in respect of which the TABCORP Shares were received. This percentage should be calculated as the value of the TABCORP Shares divided by the value of the total proceeds received (ie TABCORP Shares and Centrebet Notes).

                           For the purposes of applying the CGT discount provisions to a future disposal of the TABCORP Shares, the acquisition date is the date of acquisition of the Jupiters Ordinary Shares that were transferred in exchange for the TABCORP Shares.

                  3.4.3.2  CGT Roll-over relief not chosen

                           Where CGT roll-over is not chosen, the CGT cost base of the TABCORP Shares which are received in exchange for Jupiters Ordinary Shares is equal to the value of those Jupiters Ordinary Shares on the Implementation Date for the Ordinary Share Scheme. However, if the Net Centrebet Proceeds are distributed in the form of a Centrebet Note, the cost base of the TABCORP Shares will be equal to only a percentage of the value of those Jupiters Ordinary Shares. This percentage should be calculated as the value of the TABCORP Shares received divided by the value of the total proceeds received (ie TABCORP Shares and Centrebet Notes).

                           For the purposes of applying the CGT discount provisions to a future disposal of the TABCORP Shares, the acquisition date is the Implementation Date for the Ordinary Share Scheme.

         3.4.4    SHAREHOLDERS WHO ARE NON-RESIDENTS OF AUSTRALIA

                  As discussed in section 2.3.6 above, non-residents are only liable to capital gains tax in respect of the disposal of assets that have the necessary connection with Australia.

                  A shareholding in TABCORP acquired by a former Jupiters Ordinary Shareholder will have the necessary connection with Australia if the shareholder together with their associates hold a beneficial interest of at least 10% in the shares in TABCORP at any time in the 5 years preceding the disposal. A shareholding will also have the necessary connection if a shareholder had a capital gain in respect of the exchange of Jupiters Ordinary Shares for TABCORP Shares and chose to obtain CGT roll-over relief in respect of that gain.

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4.       OTHER MATTERS

Our letter is based upon the law in effect at the date of the Scheme Booklet. It is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every Jupiters Ordinary Shareholder. The above statements are not binding on the ATO and there can be no assurance that the ATO will not take a position contrary to the statements expressed herein.

Tax laws are complicated and there could be implications for shareholders in addition to those described above. Jupiters Ordinary Shareholders should seek independent professional advice in relation to their particular circumstances.

Ernst & Young's involvement is limited to the preparation of this letter. This letter does not constitute an endorsement of the Ordinary Share Scheme or a recommendation as to how Jupiters Ordinary Shareholders should vote in respect of the Ordinary Share Scheme. Ernst & Young expresses no opinion and gives no assurance or guarantee in respect of the commercial benefits of the Merger.

We have provided consent for the inclusion of this letter in the Scheme Booklet. This consent has not been withdrawn at the date of this letter.

Yours faithfully

(ERNST & YOUNG.)

Ernst & Young

                                   APPENDIX C

                              ORDINARY SHARE SCHEME

Scheme of Arrangement

SCHEME OF ARRANGEMENT

PURSUANT TO SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

BETWEEN

                  JUPITERS LIMITED (ABN 78 010 741 045) of 17 Victoria Avenue, Broadbeach, Queensland, Australia

AND

                  THE HOLDERS OF FULLY PAID ORDINARY SHARES IN JUPITERS LIMITED (other than any person holding fully paid ordinary shares in Jupiters Limited on behalf of, or for the benefit of, TABCORP or any of its Related Entities)

1        DEFINITIONS AND INTERPRETATION

     DEFINITIONS

         In this document, the following definitions apply unless the context requires otherwise.

         ASIC means the Australian Securities and Investments Commission.

         ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

         ASX LISTING RULES means the official listing rules of ASX.

         BUSINESS DAY has the meaning given in the ASX Listing Rules.

         CASH CONSIDERATION is defined in clause 5.1(a).

         CASH CONSIDERATION CAP means $2.85 multiplied by the number of Scheme Shares.

         CASH CONSIDERATION SHARES means, in relation to a Scheme Shareholder, the number of that Scheme Shareholder's Scheme Shares determined in accordance with clause 5.3.

         CENTREBET DIVIDEND means a fully franked special dividend of a cash amount equal to the Net Centrebet Proceeds divided by the number of Jupiters Ordinary Shares on issue at the Record Date, to be declared by the Jupiters Board and paid by Jupiters in accordance with clause 4.5.

         CENTREBET NOTE means the unsecured note to be issued by TABCORP Issuer in accordance with clause 5.1(c) under the Centrebet Note Deed, providing for a potential cash payment to holders.

         CENTREBET NOTE DEED means the Centrebet Notes Trust Deed dated 3 September 2003 between TABCORP, TABCORP Issuer and Equity Trustees Limited (ABN 46 004 031 298).

SCHEME OF ARRANGEMENT

         CENTREBET SALE AGREEMENT means a definitive and legally binding agreement, whether conditional or unconditional, for the sale, to a person other than Jupiters or any of its Related Entities, of the internet and telephone gambling business conducted (or proposed to be conducted, to the extent of the introduction of a rapid draw numbers game and mobile telephone betting platforms) by Centrebet Pty Limited (ABN 76 082 760 610) and Jupiters UK Limited (Company Number 04279246), entered into in accordance with the manner agreed between Jupiters and TABCORP.

         CENTREBET SALE COMPLETION means the first time at which both of the following are satisfied:

         (a)      completion under a Centrebet Sale Agreement has occurred; and

         (b) the purchase price payable by the purchaser under that Centrebet Sale Agreement has been received by Jupiters and its relevant Related Entities, and any adjustments to that purchase price have been made, and any disputes in relation to any such adjustments have been finally determined, in accordance with that Centrebet Sale Agreement.

         CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities, operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

         CONDITIONS PRECEDENT means the conditions precedent set out in clause 3.1.

         CORPORATIONS ACT means the Corporations Act 2001 (Cth).

         COURT means the Supreme Court of Queensland.

         DEED POLL means the Deed Poll dated 3 September 2003 executed by TABCORP, TABCORP Investments and TABCORP Issuer, pursuant to which each of TABCORP, TABCORP Investments and TABCORP Issuer has, amongst other things, covenanted in favour of Scheme Shareholders to perform the obligations contemplated of it under the Ordinary Share Scheme.

         EFFECTIVE DATE means the date on which the Scheme Order comes into effect pursuant to section 411(10) of the Corporations Act.

         ELECTION means a valid election made by a Scheme Shareholder as to the form of Ordinary Share Scheme Consideration (to the extent it comprises Cash Consideration or Scrip Consideration) which that Scheme Shareholder wishes to receive for the maximum possible number of their Scheme Shares in accordance with clause 5.2.

         ELIGIBLE SCHEME SHAREHOLDER means a Scheme Shareholder other than an Ineligible Overseas Shareholder.

         EXCLUDED SHARE means a Jupiters Ordinary Share held by any person on behalf of, or for the benefit of, TABCORP or any of its Related Entities.

         IMPLEMENTATION DATE means the third Business Day after the Record Date.

         INELIGIBLE NOTE DEED means the trust deed to be entered into between TABCORP, TABCORP Issuer and the Ineligible Note Trustee relating to the Centrebet Notes (if any) that are attributable to Ineligible Overseas Shareholders.

SCHEME OF ARRANGEMENT

         INELIGIBLE NOTE TRUSTEE means Equity Trustees Limited (ABN 46 004 031
         298) or such other person nominated by TABCORP and approved by Jupiters.

         INELIGIBLE OVERSEAS SHAREHOLDER means a Scheme Shareholder whose address as shown in the Jupiters Share Register at the Record Date is in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America, except where:

         (a) in the case of the issue of TABCORP Shares, TABCORP is reasonably satisfied that such issue to that Scheme Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction; and

         (b) in the case of the issue of Centrebet Notes, TABCORP is reasonably satisfied that such issue to that Scheme Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction.

         JUPITERS means Jupiters Limited (ABN 78 010 741 045).

         JUPITERS BOARD means the board of directors of Jupiters.

         JUPITERS ORDINARY SHARE means a fully paid ordinary share in the capital of Jupiters.

         JUPITERS ORDINARY SHAREHOLDER means each person registered in the Jupiters Share Register as the holder of Jupiters Ordinary Shares.

         JUPITERS SHARE REGISTER means the register of members of Jupiters maintained pursuant to the Corporations Act.

         JUPITERS SHARE REGISTRY means Computershare Investor Services Pty Limited (ABN 48 078 279 277) of Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland.

         MAXIMUM CASH ELECTION has the meaning given in clause 5.3(c).

         MAXIMUM SCRIP ELECTION has the meaning given in clause 5.4(c).

         MERGER IMPLEMENTATION AGREEMENT means the Merger Implementation Agreement dated 12 June 2003 between TABCORP and Jupiters.

         NET CENTREBET PROCEEDS has the meaning given in the Merger Implementation Agreement.

         ORDINARY SHARE SCHEME means this scheme of arrangement, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

         ORDINARY SHARE SCHEME CONSIDERATION means the consideration to be provided to Scheme Shareholders for the transfer to TABCORP Investments of their Scheme Shares, ascertained in accordance with clause 5.

         RECORD DATE means 5.00pm on the fifth Business Day after the Effective Date.

         REGISTERED ADDRESS means, in relation to a Jupiters Ordinary Shareholder, the address shown in the Jupiters Share Register.

         RELATED ENTITY means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

SCHEME OF ARRANGEMENT

         SALE AGENT means the person nominated by TABCORP and approved by Jupiters to sell the TABCORP Shares that are attributable to Ineligible Overseas Shareholders under the terms of the Ordinary Share Scheme.

         SCHEME BOOKLET means the information dispatched to Jupiters Ordinary Shareholders and approved by the Court, including the Ordinary Share Scheme, an explanatory statement in relation to the Ordinary Share Scheme issued pursuant to section 412 of the Corporations Act and registered with ASIC, an independent expert's report, summaries of each of the Merger Implementation Agreement and the Deed Poll, and a notice convening the Scheme Meeting (together with proxy forms).

         SCHEME MEETING means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in relation to the Ordinary Share Scheme.

         SCHEME ORDER means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the Ordinary Share Scheme.

         SCHEME SHAREHOLDER means each person registered in the Jupiters Share Register as the holder of Scheme Shares as at the Record Date.

         SCHEME SHARES means the Jupiters Ordinary Shares on issue at the Record Date other than the Excluded Shares.

         SCRIP CONSIDERATION is defined in clause 5.1(b).

         SCRIP CONSIDERATION CAP means the number of TABCORP Shares (rounded up or down to the nearest whole number of TABCORP Shares, with fractions of 0.5 rounded up to the nearest whole number of TABCORP Shares) equal to 0.24 multiplied by the number of Scheme Shares.

         SCRIP CONSIDERATION SHARES means, in relation to a Scheme Shareholder, the number of that Scheme Shareholder's Scheme Shares determined in accordance with clause 5.4.

         SECOND COURT DATE means the first day on which an application made to the Court for the Scheme Order is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

         SPECIAL DIVIDEND means a fully franked dividend of $0.75 cash for each Jupiters Ordinary Share on issue at the Record Date.

         SPECIAL DIVIDEND RESOLUTION means a resolution of the Jupiters Board to approve, in accordance with clause 4.4, the declaration and payment by Jupiters of the Special Dividend.

         TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

         TABCORP INVESTMENTS means TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375), a wholly-owned Related Entity of TABCORP.

         TABCORP ISSUER means TABCORP Issuer Pty Ltd (ABN 72 105 341 366), a wholly-owned Related Entity of TABCORP.

         TABCORP SHARE means a fully paid ordinary share in the capital of TABCORP.

SCHEME OF ARRANGEMENT

         TABCORP SHARE REGISTER means the register of members of TABCORP maintained pursuant to the Corporations Act.

         TABCORP SHARE REGISTRY means ASX Perpetual Registrars Limited (ABN 54 083 214 537) of Level 4, 333 Collins Street, Melbourne, Victoria.

INTERPRETATION

         Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

         (a)      The singular includes the plural and conversely.

         (b)      A gender includes all genders.

         (c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

         (d) A reference to a person, corporation, trust, partnership, unincorporated body, government agency or other entity includes any of them.

         (e) A reference to a clause is a reference to a clause of this document.

         (f) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns.

         (g) A reference to an agreement or document (including, without limitation, a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

         (h) A reference to any legislation or to a provision of any legislation includes a modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

         (i) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

         (j) A reference to time is a reference to time in Brisbane, Australia.

         (k)      A reference to $ is to the lawful currency of Australia.

PRELIMINARY

JUPITERS

         Jupiters is a public company incorporated in Australia and registered in Queensland and is a company limited by shares. Its registered office is at Level 9, Niecon Tower, 17 Victoria Avenue, Broadbeach, Queensland.

         Jupiters has been admitted to the official list of ASX and Jupiters
                  Ordinary Shares have been granted official quotation on the stock market conducted by ASX.

         As at 31 August 2003, 201,784,202 Jupiters Ordinary Shares were on issue.

SCHEME OF ARRANGEMENT

         TABCORP

                  (a) TABCORP is a public company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at 5 Bowen Crescent, Melbourne, Victoria.

                  (b) TABCORP has been admitted to the official list of ASX and TABCORP Shares have been granted official quotation on the stock market conducted by ASX.

                  (c) As at 31 August 2003, 365,885,021 TABCORP Shares were on issue.

         TABCORP INVESTMENTS

                  TABCORP Investments is a proprietary company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at 5 Bowen Crescent, Melbourne, Victoria.

         TABCORP ISSUER

                  TABCORP Issuer is a proprietary company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at 5 Bowen Crescent, Melbourne, Victoria.

         SUMMARY OF THE ORDINARY SHARE SCHEME

                  (a) If the Ordinary Share Scheme becomes effective (by virtue of the Scheme Order coming into effect in accordance with section 411(10) of the Corporations
                           Act) then:

         all the Scheme Shares will be transferred to TABCORP Investments, and TABCORP, TABCORP Investments and (if required) TABCORP Issuer will provide the Ordinary Share Scheme Consideration to Scheme Shareholders in accordance with the provisions of the Ordinary Share Scheme;

         Jupiters will pay the Special Dividend and (if required) the Centrebet Dividend to Jupiters Ordinary Shareholders in accordance with the provisions of the Ordinary Share Scheme; and

         Jupiters will enter the name and address of TABCORP Investments in the Jupiters Share Register as the holder of the Scheme Shares.

                  (b) TABCORP has executed the Deed Poll in favour of the Scheme Shareholders, pursuant to which it has covenanted to perform the obligations contemplated of it under the Ordinary Share Scheme, and to procure that TABCORP Investments performs the obligations contemplated of TABCORP Investments, and TABCORP Issuer performs the obligations contemplated of TABCORP Issuer, under the Ordinary Share Scheme.

                  (c) TABCORP Investments has executed the Deed Poll in favour of the Scheme Shareholders, pursuant to which it has covenanted to perform the obligations contemplated of it under the Ordinary Share Scheme.

SCHEME OF ARRANGEMENT

                  (d) TABCORP Issuer has executed the Deed Poll in favour of the Scheme Shareholders, pursuant to which it has covenanted to perform the obligations contemplated of it under the Ordinary Share Scheme.

         CONDITIONS PRECEDENT

         CONDITIONS

                  The Ordinary Share Scheme is conditional on each of the following conditions precedent:

                  (a) as at 8.00am on the Second Court Date, all of the conditions set out in clause 3.1 of the Merger Implementation Agreement have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement;

                  (b) as at 8.00am on the Second Court Date, the Merger Implementation Agreement has not been terminated;

                  (c) the Ordinary Share Scheme has been approved by the requisite majorities of Jupiters Ordinary Shareholders in accordance with section 411(4)(a) of the Corporations Act at the Scheme Meeting;

                  (d) the Court has approved the Ordinary Share Scheme, with or without modification, pursuant to section 411(4)(b) of the Corporations Act; and

                  (e) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Ordinary Share Scheme as are acceptable to TABCORP and Jupiters have been satisfied, and the Ordinary Share Scheme will be of no force or effect unless and until the Conditions Precedent are satisfied.

         CERTIFICATE

                  At the hearing by the Court of the application for the Scheme Order, TABCORP and Jupiters will each provide to the Court a certificate confirming whether or not all of the conditions set out in clause 3.1 of the Merger Implementation Agreement have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

         TERMINATION OF MERGER IMPLEMENTATION AGREEMENT

                  In the event that the Merger Implementation Agreement is terminated, each of Jupiters, TABCORP, TABCORP Investments and TABCORP Issuer is released from:

                  (a) any further obligation to take steps to implement the Ordinary Share Scheme; and

                  (b)      any liability with respect to the Ordinary Share
                           Scheme.

SCHEME OF ARRANGEMENT

         IMPLEMENTATION OF THE ORDINARY SHARE SCHEME

         LODGEMENT

                  Jupiters must lodge with ASIC an office copy of the Scheme Order promptly after, and in any event by 5.00pm on the first Business Day after the date on which, the Court makes that order.

         TRANSFER OF SCHEME SHARES

                  On the Implementation Date, all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares, other than any entitlement to the Special Dividend or to the Centrebet Dividend) will be transferred to TABCORP Investments, without the need for any further act by any Scheme Shareholder, by Jupiters effecting a valid transfer or transfers of the Scheme Shares to TABCORP Investments under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

                  (a) Jupiters delivering to TABCORP duly completed and executed share transfer forms (which may be a master transfer of all or part of the Scheme Shares) to transfer all of the Scheme Shares to TABCORP Investments;

                  (b) TABCORP Investments executing and delivering the share transfer forms to Jupiters; and

                  (c) Jupiters entering the name and address of TABCORP Investments in the Jupiters Share Register as the holder of all of the Scheme Shares.

         PROVISION OF ORDINARY SHARE SCHEME CONSIDERATION

                  In consideration for the transfer to TABCORP Investments of each Scheme Share on the Implementation Date:

                  (a) TABCORP Investments will pay to each Scheme Shareholder such amount of cash as is due to that Scheme Shareholder under clause 5 as Cash Consideration;

                  (b) TABCORP will issue to each Eligible Scheme Shareholder such number of TABCORP Shares as are due to that Eligible Scheme Shareholder under clause 5 as Scrip Consideration;

                  (c) TABCORP will issue to the Sale Agent in accordance with clause 5.6(a) such number of TABCORP Shares as are attributable to Ineligible Overseas Shareholders under clause 5 as Scrip Consideration;

                  (d) TABCORP Issuer will issue to each Eligible Scheme Shareholder such number of Centrebet Notes (if any) as are due to that Eligible Scheme Shareholder under clause 5.1(c); and

                  (e) TABCORP Issuer will issue to the Ineligible Note Trustee in accordance with clause 5.6(b) such number of Centrebet Notes (if any) as are attributable to Ineligible Overseas Shareholders under clause 5.1(c).

SCHEME OF ARRANGEMENT

         PAYMENT OF SPECIAL DIVIDEND

                  Jupiters will:

                  (a) procure that, after the Effective Date and on or before the Record Date, the Jupiters Board passes the Special Dividend Resolution, on the basis that the record date for the Special Dividend is the Record Date; and

                  (b) pay to each Scheme Shareholder a cash amount by way of the Special Dividend in respect of each of their Scheme Shares.

         PAYMENT OF CENTREBET DIVIDEND

                  If a Centrebet Sale Agreement is entered into by Jupiters and its relevant Related Entities, and the Centrebet Sale Completion occurs, on or before 31 October 2003, Jupiters will:

                  (a) procure that, after the Effective Date and on or before the Record Date, the Jupiters Board passes a resolution to approve the declaration and payment by Jupiters of the Centrebet Dividend, on the basis that the record date for the Centrebet Dividend is the Record Date; and

                  (b) pay to each Scheme Shareholder a cash amount by way of the Centrebet Dividend in respect of each of their Scheme Shares.

         ORDINARY SHARE SCHEME CONSIDERATION

         FORMS OF ORDINARY SHARE SCHEME CONSIDERATION

                  Subject to clauses 5.2, 5.6, 5.7 and 5.8, the Ordinary Share Scheme Consideration in respect of the Scheme Shares held by a Scheme Shareholder at the Record Date comprises:

         $5.25 in respect of each of their Cash Consideration Shares (the CASH CONSIDERATION);

         0.525 TABCORP Shares in respect of each of their Scrip Consideration Shares (the SCRIP CONSIDERATION); and

                  (a) if required by clause 5.5, one Centrebet Note in respect of each of their Scheme Shares.

         ELECTION MECHANISM

         A Scheme Shareholder may make an Election by:

         completing and signing, in accordance with the instructions on it, the form of election made available for that purpose by Jupiters and included in, or accompanying, the Scheme Booklet; and

         returning the completed and signed form to TABCORP at the address of the Jupiters Share Registry by the Record Date.

         A Scheme Shareholder may make only a Maximum Cash Election or a Maximum Scrip Election, but not both. An Election may not be withdrawn or revoked. An Election will be taken to have been made in respect of all of the Scheme Shareholder's Scheme Shares, whether or not the number of

SCHEME OF ARRANGEMENT

those Scheme Shares is more or less than the number of the Scheme Shareholder's Jupiters Ordinary Shares at the time of making the Election.

         Any purported Election made otherwise than in accordance with clauses 5.2(a) and (b) will not be valid for any purpose and will not be recognised by TABCORP or Jupiters.

         The entitlement to Ordinary Share Scheme Consideration of each Scheme Shareholder who does not make an Election will not be affected by any Elections made by other Scheme Shareholders.

         ALLOCATION OF CASH CONSIDERATION

                  The number of Scheme Shares in respect of which a Scheme Shareholder will be entitled, subject to clause 5.8, to receive Cash Consideration is (in each case rounded up or down to the nearest whole number of Scheme Shares, with fractions of 0.5 rounded up to the nearest whole number of Scheme Shares):

         in the case of a Scheme Shareholder who does not make an Election, 54.286% of their Scheme Shares;

         in the case of a Scheme Shareholder who makes a Maximum Scrip Election, the number of their Scheme Shares other than their Scrip Consideration Shares; and

            in the case of a Scheme Shareholder who makes an Election to receive
                           Cash Consideration for the maximum possible number of their Scheme Shares (a MAXIMUM CASH ELECTION), the lesser of the number of their Scheme Shares and the number determined in accordance with the formula:

                                ((C - N) / A) x E

                           where:

                           C is the amount of cash comprising the Cash Consideration Cap (which need not be a whole number);

                           N is the total amount of cash (which need not be a whole number) which Scheme Shareholders who have not made an Election are entitled to receive as Cash Consideration under the Ordinary Share Scheme;

                           A is the amount of cash (which need not be a whole number) equal to $5.25 multiplied by the total number of Scheme Shares held by Scheme Shareholders making Maximum Cash Elections; and

                           E is the number of the Scheme Shareholder's Scheme Shares.

         The principle of this clause 5.3 is that, subject to the effects of rounding, TABCORP Investments will not be obliged under the Ordinary Share Scheme to pay an aggregate amount as Cash Consideration which is greater than the Cash Consideration Cap.

ALLOCATION OF SCRIP CONSIDERATION

         The number of Scheme Shares in respect of which a Scheme Shareholder will be entitled, subject to clauses 5.6 and 5.8, to receive Scrip Consideration is (in each case rounded up or down to the nearest whole number of Scheme Shares, with fractions of 0.5 rounded up to the nearest whole number of Scheme Shares):

SCHEME OF ARRANGEMENT

            in the case of a Scheme Shareholder who does not make an Election,
                           45.714% of their Scheme Shares;

            in the case of a Scheme Shareholder who makes a Maximum Cash
                           Election, the number of their Scheme Shares other than their Cash Consideration Shares; and

            in the case of a Scheme Shareholder who makes an Election to receive
                           Scrip Consideration for the maximum possible number of their Scheme Shares (a MAXIMUM SCRIP ELECTION), the lesser of the number of their Scheme Shares and the number determined in accordance with the formula:

                           ((C - N) / A) x E

                           where:

                           C is the number of TABCORP Shares comprising the Scrip Consideration Cap;

                           N is the number of TABCORP Shares which Scheme Shareholders who have not made an Election are, or would but for the operation of clause 5.6 be, entitled to receive as Scrip Consideration under the Ordinary Share Scheme;

                           A is the number of TABCORP Shares (which need not be a whole number) equal to 0.525 multiplied by the total number of Scheme Shares held by Scheme Shareholders making Maximum Scrip Elections; and

                           E is the number of the Scheme Shareholder's Scheme Shares.

                  The principle of this clause 5.4 is that, subject to the effects of rounding, TABCORP will not be obliged under the Ordinary Share Scheme to issue an aggregate number of TABCORP Shares which is greater than the Scrip Consideration Cap.

         CENTREBET NOTE

                  If:

                  (b) a Centrebet Sale Agreement is entered into by Jupiters and its relevant Related Entities on or before 31 October 2003, but the Centrebet Sale Completion does not occur on or before that date; or

         a Centrebet Sale Agreement has not been entered into by Jupiters and its relevant Related Entities on or before 31 October 2003,

                  TABCORP Issuer will issue the Centrebet Notes in accordance with clause 5.1(c) and otherwise in accordance with the Ordinary Share Scheme.

         INELIGIBLE OVERSEAS SHAREHOLDERS

         TABCORP will be under no obligation under the Ordinary Share Scheme to issue, and will not issue, any TABCORP Shares to an Ineligible Overseas Shareholder, and instead:

         the TABCORP Shares which would otherwise be required to be issued to the Ineligible Overseas Shareholder under the Ordinary Share Scheme will be issued to the Sale Agent;

SCHEME OF ARRANGEMENT

         TABCORP will procure that, as soon as reasonably practicable (and in any event not more than 15 Business Days after the Implementation Date), the Sale Agent sells on the stock market conducted by ASX all of the TABCORP Shares issued to the Sale Agent pursuant to clause 5.6(a)(i) in such manner, at such price and on such other terms as the Sale Agent determines in good faith (and at the risk of the Ineligible Overseas Shareholder), and remits to TABCORP Investments the proceeds of sale (after deduction of any applicable brokerage and other selling costs, taxes and charges) (the PROCEEDS); and

         TABCORP Investments will pay to the Ineligible Overseas Shareholder such fraction of the Proceeds as is equal to the number of TABCORP Shares which would have been issued to the Ineligible Overseas Shareholder but for the application of this clause 5.6(a), divided by the total number of TABCORP Shares issued to the Sale Agent under this clause 5.6(a) in respect of all Ineligible Overseas Shareholders, promptly after the last sale of TABCORP Shares by the Sale Agent, in full satisfaction of TABCORP's obligations to the Ineligible Overseas Shareholder under the Ordinary Share Scheme in respect of the Scrip Consideration.

         TABCORP Issuer will be under no obligation under the Ordinary Share Scheme to issue, and will not issue, any Centrebet Notes to an Ineligible Overseas Shareholder, and instead:

         the Centrebet Notes which would otherwise be required to be issued to the Ineligible Overseas Shareholder under the Ordinary Share Scheme will be issued to the Ineligible Note Trustee; and

         TABCORP Issuer will procure that the Ineligible Note Trustee holds the Centrebet Notes issued to the Ineligible Note Trustee pursuant to clause 5.6(b)(i) in accordance with, and makes the payments in respect of the Centrebet Notes which would otherwise have been issued to the Ineligible Overseas Shareholder but for the application of this clause 5.6(b) that are required by, the Ineligible Note Deed, in full satisfaction of TABCORP Issuer's obligations to the Ineligible Overseas Shareholder under the Ordinary Share Scheme in respect of the Centrebet Notes.

         FRACTIONAL ENTITLEMENTS

             If a fractional entitlement to a TABCORP Share arises from the calculation of the total Scrip Consideration in respect of a Scheme Shareholder, then any such fractional entitlement:

         of less than 0.5 will be rounded down to the nearest whole number of TABCORP Shares; and

         of 0.5 or more will be rounded up to the nearest whole number of TABCORP Shares.

         SHAREHOLDING SPLITTING OR DIVISION

             If TABCORP is of the opinion that two or more Scheme Shareholders, each of whom holds a number of Scheme Shares which results in rounding in accordance with clause 5.3, 5.4 or 5.7, have, before the Record Date, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to such rounding, TABCORP may give notice to those Scheme Shareholders:

         setting out the names and Registered Addresses of all of them;

         stating that opinion; and

SCHEME OF ARRANGEMENT

                  (c) attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

                  and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice will, for the purposes of the other provisions of this clause 5, be taken to hold all those Scheme Shares and each of the other Scheme Shareholders whose names and Registered Addresses are set out in the notice will, for the purposes of the other provisions of this clause 5, be taken to hold no Scheme Shares. Each of TABCORP, TABCORP Investments and TABCORP Issuer, in complying with the other provisions of this clause 5 relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Ordinary Share Scheme.

         PROVISION OF ORDINARY SHARE SCHEME CONSIDERATION

         PAYMENT OF CASH AMOUNTS

                  The obligations of:

                  (d)      TABCORP Investments to pay the Cash Consideration;

                  (e) TABCORP Investments to make any payment pursuant to clause 5.6(a);

                  (f)      Jupiters to pay the Special Dividend; and

                  (g)      Jupiters to pay the Centrebet Dividend,

                  will be satisfied by TABCORP Investments or Jupiters (as the case may be):

                  (h) within five Business Days after the Implementation Date, in the case of Eligible Scheme Shareholders in respect of all payments, and in the case of Ineligible Overseas Shareholders in respect of the payments referred to in clauses 6.1(c) and (d); or

                  (i) within the time contemplated (in respect of the payment referred to in clause 6.1(b)) by clause 5.6(a)(iii), in the case of Ineligible Overseas Shareholders in respect of the payments referred to in clauses 6.1(a) and (b), either, in relation to each Scheme Shareholder:

                                    dispatching, or procuring the dispatch of, a
                           cheque to the Scheme Shareholder by pre-paid post to their Registered Address (as at the Record Date), such cheque being drawn in the name of the Scheme Shareholder; or

                                    making a deposit in an account with any ADI
                           (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Shareholder to Jupiters and recorded in or for the purposes of the Jupiters Share Register at the Record Date, for the relevant amount, with that amount being denominated in Australian dollars.

SCHEME OF ARRANGEMENT

         PROVISION OF SCRIP CONSIDERATION

                  (j) The TABCORP Shares to be issued pursuant to the Ordinary Share Scheme will be validly issued and fully paid and will rank pari passu in all respects with all other TABCORP Shares then on issue (other than in respect of any dividend already declared and not yet paid by TABCORP, where the record date for entitlements to that dividend has passed).

                  (k) The obligation of TABCORP to issue TABCORP Shares to an Eligible Scheme Shareholder entitled to be issued TABCORP Shares under the Ordinary Share Scheme will be satisfied by TABCORP:

         on the Implementation Date, causing the name and Registered Address (as at the Record Date) of that Eligible Scheme Shareholder to be entered in the TABCORP Share Register as the holder of the TABCORP Shares issued to that Eligible Scheme Shareholder; and

         within five Business Days after the Implementation Date, procuring the dispatch to that Eligible Scheme Shareholder (if their TABCORP Shares are held on the issuer sponsored subregister of TABCORP), by pre-paid post to their Registered Address (as at the Record Date), of an uncertificated holding statement in the name of that Eligible Scheme Shareholder relating to the number of TABCORP Shares issued to that Eligible Scheme Shareholder.

                  (l) Each Scheme Shareholder to whom TABCORP Shares are to be issued pursuant to the Ordinary Share Scheme agrees:

         to become a member of TABCORP for the purposes of section 231 of the Corporations Act;

         to have their name and address entered in the TABCORP Share Register;
and

         to be bound by the constitution of TABCORP as in force from time to time in respect of the TABCORP Shares.

                  (m) Except for a Scheme Shareholder's tax file number, any binding instruction or notification between a Scheme Shareholder and Jupiters relating to Scheme Shares at the Record Date (including, without limitation, any instructions relating to payment of dividends or to communications from Jupiters) will from the Record Date be deemed (except to the extent determined otherwise by TABCORP in its sole discretion) to be a similarly binding instruction or notification to, and accepted by, TABCORP in respect of the TABCORP Shares issued to the Scheme Shareholder until that instruction or notification is revoked or amended in writing addressed to TABCORP at the TABCORP Share Registry. Any such instructions or notifications accepted by TABCORP will apply to and in respect of the issue of TABCORP Shares as part of the Ordinary Share Scheme Consideration only to the extent that they are not inconsistent with the other provisions of the Ordinary Share Scheme.

                  (n) Each Scheme Shareholder, without the need for any further act, irrevocably appoints TABCORP and each of its directors and officers, jointly and severally, as that Scheme Shareholder's attorney and agent for the purpose of executing any form of application required for TABCORP Shares to be issued to that Scheme Shareholder pursuant to the Ordinary Share Scheme.

SCHEME OF ARRANGEMENT

         PROVISION OF CENTREBET NOTES

                  (o) The obligations of TABCORP Issuer to issue Centrebet Notes to an Eligible Scheme Shareholder under the Ordinary Share Scheme will be satisfied by TABCORP Issuer, on the Implementation Date, causing the name and Registered Address (as at the Record Date) of that Eligible Scheme Shareholder to be entered in the register for the Centrebet Notes as the holder of the Centrebet Notes issued to that Eligible Scheme Shareholder.

                  (p) Each Scheme Shareholder to whom Centrebet Notes are to be issued pursuant to the Ordinary Share Scheme agrees:

         to have their name and address entered in the register for the Centrebet Notes; and

         to be bound by the terms and conditions of issue of the Centrebet Notes (including the Centrebet Note Deed).

                  (q) Each Scheme Shareholder, without the need for any further act, irrevocably appoints TABCORP Issuer and each of its directors and officers, jointly and severally, as that Scheme Shareholder's attorney and agent for the purpose of executing any form of application required for Centrebet Notes to be issued to that Scheme Shareholder pursuant to the Ordinary Share Scheme.

         JOINT HOLDERS

                  In the case of Scheme Shares held in joint names:

                  (r) any cheque required to be paid to Scheme Shareholders will be payable to the joint holders; and

                  (s) any uncertificated holding statements for TABCORP Shares to be issued to Scheme Shareholders will be issued in the names of the joint holders,

                  and be forwarded to the holder whose name appears first in the Jupiters Share Register at the Record Date.

         TRADING OF TABCORP SHARES

                  TABCORP will use its best endeavours to procure that the TABCORP Shares to be issued pursuant to the Ordinary Share Scheme will be quoted on the stock market conducted by ASX with effect as soon as practicable after the Effective Date, taking into account the requirements of ASX in connection with the making of Elections, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

         DEALINGS IN JUPITERS ORDINARY SHARES

         DEALINGS PRIOR TO RECORD DATE

                  (t) For the purpose of establishing the persons who are Scheme Shareholders, dealings in Jupiters Ordinary Shares will only be recognised if:

SCHEME OF ARRANGEMENT

         in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Jupiters Share Register as the holder of the relevant Jupiters Ordinary Shares by the Record Date; and

         in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the Jupiters Share Registry by the Record Date.

                  (u) Jupiters will register registrable transfers or transmission applications of the kind referred to in clause 8.1(a)(ii) by the Record Date. Jupiters will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Jupiters Ordinary Shares received after the Record Date (other than the transfers contemplated by clause 4.2).

         DEALINGS AFTER RECORD DATE

                  (v) For the purpose of determining entitlements to the Ordinary Share Scheme Consideration, Jupiters will, until the Ordinary Share Scheme Consideration has been provided in accordance with the Ordinary Share Scheme, maintain or procure the maintenance of the Jupiters Share Register in accordance with this clause 8, and the Jupiters Share Register in this form will solely determine entitlements to the Ordinary Share Scheme Consideration. Each entry on the Jupiters Share Register at the Record Date relating to Scheme Shares will cease to have any effect other than as evidence of the entitlement to the Ordinary Share Scheme Consideration, to the Special Dividend and to the Centrebet Dividend in respect of those Scheme Shares.

                  (w) From the Record Date, all certificates and holding statements for Scheme Shares existing as at the Record Date will cease to have effect as documents of title in respect of those Scheme Shares, other than for the purpose of registering dealings in Jupiters Ordinary Shares in accordance with clause 8.1.

         PROVISION OF INFORMATION

                  On or before 9.00am on the Implementation Date, Jupiters must give to TABCORP details of the names, Registered Addresses and holdings of Scheme Shares of every Scheme Shareholder as shown in the Jupiters Share Register at the Record Date, such details to be provided in such form as TABCORP may reasonably require.

         GENERAL SCHEME PROVISIONS

         ORDINARY SHARE SCHEME ALTERATIONS AND CONDITIONS

                  If the Court proposes to approve the Ordinary Share Scheme subject to any alterations or conditions, Jupiters may, by its counsel or solicitors but subject to the prior approval of TABCORP, consent on behalf of all persons concerned to those alterations or conditions.

         COVENANTS BY SCHEME SHAREHOLDERS

                  Each Scheme Shareholder:

SCHEME OF ARRANGEMENT

                  (x) agrees to the transfer of their Scheme Shares to TABCORP Investments, in accordance with the Ordinary Share Scheme;

                  (y) without the need for any further act, irrevocably appoints Jupiters and each of the directors and officers of Jupiters, jointly and severally, as the Scheme Shareholder's attorney and agent for the purpose of executing any document or doing any other act necessary to give full effect to the Ordinary Share Scheme and the transactions contemplated by it (including, without limitation, the provision of a proper instrument of transfer of the Scheme Shareholder's Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all or part of the Scheme Shares)) and the communication of the Scheme Shareholder's instructions and notifications under clause 6.2(d); and

                  (z) consents to Jupiters doing all things and executing all deeds, instruments, transfers and other documents as may be necessary or desirable to give full effect to the Ordinary Share Scheme and the transactions contemplated by it.

         STATUS OF SCHEME SHARES

                  (aa) Each Scheme Shareholder is deemed to have warranted to TABCORP and to TABCORP Investments that all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to TABCORP Investments under the Ordinary Share Scheme will, as at the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, and that they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to TABCORP Investments under the Ordinary Share Scheme.

                  (bb) The Scheme Shares transferred to TABCORP Investments under the Ordinary Share Scheme will be transferred free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, that will bind TABCORP Investments.

                  (cc) Pending registration by Jupiters of the name and address of TABCORP Investments in the Jupiters Share Register as the holder of the Scheme Shares:

         TABCORP Investments will be beneficially entitled to the Scheme Shares transferred to it under the Ordinary Share Scheme; and

         each Scheme Shareholder irrevocably appoints TABCORP Investments as its sole proxy and, where appropriate, its corporate representative to attend shareholders' meetings of Jupiters, exercise the votes attached to the Scheme Shares registered in the name of the Scheme Shareholder and sign any shareholders' resolution of Jupiters, and the Scheme Shareholder may not itself attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative.

SCHEME OF ARRANGEMENT

         EFFECT OF ORDINARY SHARE SCHEME

                  The Ordinary Share Scheme binds Jupiters and all Jupiters Ordinary Shareholders from time to time and, to the extent of any inconsistency, overrides the constitution of Jupiters.

         NOTICES

                  Where a notice, transfer, transmission application, direction or other communication referred to in the Ordinary Share Scheme is sent by post to Jupiters, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Jupiters' registered office or at the Jupiters Share Registry.

         FURTHER ASSURANCES

                  Jupiters will do all things and execute all deeds, instruments, transfers and other documents as may be necessary or desirable to give full effect to the Ordinary Share Scheme and the transactions contemplated by it.

         COSTS AND STAMP DUTY

                  Jupiters will pay the costs of the Ordinary Share Scheme, except that TABCORP Investments will pay any stamp duty payable on the transfer by Scheme Shareholders of the Scheme Shares to TABCORP Investments.

         PROPER LAW

                  The proper law of the Ordinary Share Scheme is the law of Queensland.

                                   APPENDIX D

                              CENTREBET NOTE TERMS

CONDITIONS OF THE NOTES

1.       GENERAL

         STATUS OF NOTES

         The Notes constitute direct and unsecured debt obligations of the Issuer, guaranteed by the Guarantor, and rank equally in all respects (including as to payment) amongst themselves.

1.1      TERMS OF ISSUE

         The Notes are:

         redeemable in accordance with Condition 2; and

         (a)      created under and subject to the Terms of Issue.

         Each Noteholder is entitled to the benefit of, and is bound by, the Terms of Issue.

1.2      DEALINGS

         (a)      Each of the Notes is transferable in accordance with Condition
                  8.

         (b) Notwithstanding anything else in the Terms of Issue, neither the Issuer nor the Guarantor is under any obligation to seek quotation of any or all of the Notes on any stock exchange or otherwise create or facilitate a market for the Notes.

1.3      ENFORCEMENT

         The obligations of the Issuer in respect of each Note constitute separate and independent obligations which the Note Trustee and, subject to the Terms of Issue, the Noteholder to which those obligations are owed are each entitled to enforce independently from each other Noteholder (and any predecessor in title of a Noteholder).

1.4      TITLE

         (a) Subject to the Terms of Issue, the person whose name appears in the Register as the holder of a Note will be treated by the Issuer, the Guarantor and the Note Trustee as, and the Issuer, the Guarantor and the Note Trustee will be entitled to recognise that person as, the absolute owner of that Note.

         (b) The Issuer will not be obliged to enter on the Register notice of any trust, Encumbrance or other interest whatsoever in respect of any Note and the Issuer, the Guarantor and the Note Trustee will not be bound or affected by any trust affecting the ownership of any Note, unless ordered by a court or required by statute.

1.5      STATUS OF GUARANTEE

         The obligations of the Guarantor in respect of its guarantee under clause 5 of this deed constitute direct and unsecured obligations of the Guarantor.

2.       REDEMPTION

2.1      CONDITIONS PRECEDENT

         The Notes will only be redeemable if each of the Redemption Conditions is satisfied. If either or both of the Redemption Conditions are not satisfied:

         (a) no obligation to pay the Redemption Amount in respect of any Note will arise; and

         (b) the Notes will automatically lapse on the End Date (or, if a Sale Agreement has not been entered into on or before the Sale Deadline, the day immediately following the Sale Deadline) and will not be redeemable.

2.2      REDEMPTION

         If each of the Redemption Conditions is satisfied, the Issuer will, in accordance with the Terms of Issue, redeem the Notes by paying to each Noteholder, on the Payment Date and in accordance with Condition 3, the Redemption Amount in respect of each Note held by the Noteholder as at 5.00pm on the Record Date.

2.3      NOTIFICATION OF AMOUNTS

         The Issuer will make, or cause to be made, an announcement to Australian Stock Exchange Limited specifying the amount of the Net Sale Proceeds, and the Redemption Amount in respect of each Note, as soon as practicable (and in any event not later than three Business Days) after the date of final determination of the amount of the Net Sale Proceeds in accordance with schedule 3.

2.4      CANCELLATION OF NOTES

         All Notes redeemed under Condition 2.2 or lapsing under Condition 2.1 will, upon such redemption or lapse, be cancelled and may not be reissued.

3.       PAYMENTS

3.1      RECORD DATE

         The payment of the Redemption Amount in respect of each Note will be made to the person whose name is entered in the Register as the Noteholder in respect of that Note as at 5.00pm on the Record Date.

3.2      METHOD OF PAYMENT

         Subject to Condition 6.4, any amount (including the Redemption Amount) payable under or in respect of a Note must be paid in Australian dollars only:

         (a) by payment of cheque marked `not negotiable' and sent through the post to the address of the Noteholder in the Register, or, where the Note is held by joint Noteholders, to the address of the Noteholder whose name stands first in the Register in respect of the Note; or

         (b) by deposit to any account with any ADI (as that expression is defined in the Banking Act 1959 (Cth)) in Australia as the Noteholder (or, where the Note is held by joint

                  Noteholders, the Noteholder whose name stands first in the Register), by written notice to the Issuer, may direct; or

         (c) by any other method of transferring money approved by the Issuer Board and the Note Trustee from time to time.

         Every cheque referred to in clause 3.2(a) will be sent at the risk of the person entitled to the money represented by the cheque. Payment will be deemed to have been made when the cheque is posted, the deposit is made or the transfer is effected (as the case may be) in accordance with this clause 3.2.

3.3      PAYMENT CONSTITUTES RELEASE

         Any payment made by the Issuer or the Note Trustee for the account of a person whose name is, on the Record Date, entered in the Register as the holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, the Guarantor and the Note Trustee, to the extent of such payment, of all obligations and indebtedness in respect of the Note under or in respect of which the payment was made.

3.4      TIME LIMIT FOR CLAIMS

         A claim against the Issuer for a payment under or in respect of a Note is void unless made within five years of the due date for that payment.

3.5      GROSSING UP

         All payments under or in respect of a Note will be made free and clear of, and without withholding or deduction for, any Taxes, unless such withholding or deduction is required by law. In that event, the Issuer will:

         (a)      make the withholding or deduction;

         (b) pay in accordance with the relevant law the full amount withheld or deducted; and

         (c) have no obligation to pay to the relevant Noteholder any additional amounts for or in respect of that withholding or deduction.

4.       RIGHTS ATTACHING TO NOTES

4.1      NO VOTING RIGHTS

         The Notes do not carry any right, and Noteholders in that capacity will not have any right, to vote at any general meeting of the Issuer or of the Guarantor.

4.2      NO PARTICIPATION RIGHTS

         The Notes carry no right for any Noteholder in that capacity to participate in any offering or issue of securities by the Issuer or the Guarantor, and each of the Issuer and the Guarantor reserve the right at all times to offer or issue securities to any person in any manner.

5.       NOTE CERTIFICATES

5.1      ISSUE OF NOTE CERTIFICATES

         (a) If required by the Corporations Act or if the Issuer so determines, the Issuer will issue Note Certificates in respect of the Notes.

         (b) If the Issuer issues Note Certificates in respect of the Notes then, subject to the Terms of Issue, each Noteholder will be entitled to one Note Certificate for the Notes in respect of which the Noteholder is registered as the holder. No Noteholder may waive their entitlement to a Note Certificate.

5.2      DEFACED NOTE CERTIFICATES

         Subject to the Terms of Issue, if any Note Certificate becomes defaced then, on production and delivery of that Note Certificate to the Issuer together with any other evidence as the Issuer may require, the Issuer will, subject to the Terms of Issue, cancel that Note Certificate and issue a new Note Certificate in its place.

5.3      LOST OR DESTROYED NOTE CERTIFICATES

         Subject to the Corporations Act and the Terms of Issue, if any Note Certificate is lost or destroyed then the Issuer will issue a duplicate Note Certificate in its place on application in writing by the Noteholder accompanied by:

         (a) a statutory declaration or any other evidence that the Issuer may require that the Note Certificate has been lost or destroyed and has not been pledged, mortgaged, charged, sold or otherwise disposed of and, if lost, that proper searches for that Note Certificate have been made;

         (b) an undertaking in writing that if the original Note Certificate is found or received by the Noteholder, it will be returned promptly to the Issuer;

         (c) payment to the Issuer of such out-of-pocket expenses of the Issuer as the Issuer Board deems adequate for attending to the application; and

         (d) any other matter or thing which the Issuer reasonably requires.

5.4      STAMP DUTY

         Any stamp, transaction or registration tax or duty payable on a new Note Certificate issued under Condition 5.2 or 5.3 must be paid by the Noteholder.

5.5      CANCELLATION OF NOTE CERTIFICATE

         The ranking of a Note will in no way be affected by the cancellation of the Note Certificate in respect of that Note.

5.6      NOTE CERTIFICATE NOT EVIDENCE OF TITLE

         A Note Certificate is not evidence of title or ownership of any Notes. Condition 1.5 applies to the Notes.

     JOINT NOTEHOLDERS

5.7      NATURE OF INTEREST

         Where two or more persons are registered as the holders of any Notes, they are considered to hold the Notes as joint tenants with benefits of survivorship, subject to the terms of this Condition 6.

5.8      LIMIT ON NUMBER OF JOINT NOTEHOLDERS

         Subject to Condition 8.4, the Issuer is not bound to register more than three persons as the holders of any Note.

5.9      LIABILITY FOR PAYMENTS

         The joint Noteholders in respect of any Note are liable severally as well as jointly in respect of all payments which ought to be made by the joint Noteholders in respect of the Note.

5.10     PAYMENT TO JOINT NOTEHOLDERS

         Any one of the joint Noteholders in respect of a Note may give a receipt for any amount (including the Redemption Amount) payable to the joint Noteholders, and the payment of any such amount to any one of the joint Noteholders will be an effective discharge by the Issuer of its obligations in relation to that Note.

5.11     DEATH OF JOINT NOTEHOLDER

         On the death of any one of the joint Noteholders in respect of any Note, the remaining joint Noteholders will be the only persons recognised by the Issuer as having any title to the Note, but the Issuer Board may require evidence of death and the estate of the deceased joint Noteholder is not released from any liability in respect of the Note.

5.12     NOTICES AND NOTE CERTIFICATES

         Only the person whose name stands first in the Register as one of the joint Noteholders in respect of any Note is entitled, subject to the Terms of Issue, to delivery of a Note Certificate relating to the Note or to receive notices from the Issuer, and any notice given to that person is considered notice to all the joint Noteholders.

5.13     JOINT ACTION BY JOINT NOTEHOLDERS

         Subject to the Terms of Issue, all of the joint Noteholders in respect of any Note must join in:

         (a)      any transfer of the relevant Note; or

         (b) any application for the replacement of a Note Certificate which has been lost or destroyed.

     NON-RESIDENT NOTEHOLDERS

         Where Notes are held by, or on behalf of, a person resident outside the Commonwealth of Australia, then, despite anything to the contrary contained in or implied by the Terms of Issue, it is a condition precedent to any right of the Noteholder:

         (c) to receive payment of the Redemption Amount for each of those Notes; and

         (d) to receive payment of any other amount under or in respect of those Notes,

         that all necessary Authorisations are obtained or made, and all other applicable regulatory requirements are satisfied, at the cost of the Noteholder.

6.       TRANSFER OF NOTES

6.1      METHOD OF TRANSFER

         (a) A transfer of any Notes may be effected by a written transfer in the usual or common form or in any form the Issuer Board may prescribe or in a particular case accept, properly stamped (if necessary), being delivered to the Issuer.

         (b)      A written transfer:

     may comprise two or more documents;

                  (i) subject to the Corporations Act, must be executed by the transferor and the transferee; and

                  (ii) must also be endorsed or accompanied by an instrument executed by the transferee to the effect that the transferee agrees to accept the Notes subject to the terms and conditions on which the transferor held them, to become a Noteholder and to be bound by the Terms of Issue. Such instrument must be in any form the Issuer Board may prescribe or in a particular case accept.

         (c) Every transfer must be left for registration at the place where the Register is maintained or any other place the Issuer Board determines and notifies to Noteholders by an announcement made, or caused to be made, by the Issuer to Australian Stock Exchange Limited. Unless the Issuer Board otherwise determines either generally or in a particular case, the transfer is to be accompanied by the Note Certificate (if any) for the Notes to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Issuer Board may require to prove the title of the transferor, the transferor's right to transfer the Notes, execution of the transfer or compliance with the provisions of any law relating to stamp duty.

6.2      TRANSFER OF TITLE

         The transferor of a Note is considered to remain the holder of the Note transferred until the name of the transferee is entered in the Register in respect of the Note. Upon registration the transferee will have all the rights and obligations of the transferor, and all of the rights and obligations of a Noteholder under the Terms of Issue. A transfer of Notes does not pass the right to any amount payable or any other rights on the Notes until such registration.

6.3      REFUSAL TO REGISTER

         (a)      The Issuer Board may refuse to register any transfer of Notes:

                  (i) where the transfer is not in accordance with Condition 8.1; or

                  (ii)     on which the Issuer has a lien.

         (b) The decision of the Issuer Board relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act does not invalidate the decision of the Issuer Board.

6.4      LIMIT ON NUMBER OF TRANSFEREES

         No transfer of a Note may be made to more than three transferees jointly unless the transferees are the personal representatives of a deceased Noteholder who is the transferor of the Note.

6.5      CHARGES FOR TRANSFER

         Transfers of Notes will be registered without charge by the Issuer to the transferor or the transferee.

6.6      STATUS OF DOCUMENTS

         (a) Subject to Condition 8.1(c), on each application to register the transfer of any Notes or to register any person as the holder in respect of any Notes transmitted to that person by operation of law or otherwise, the Note Certificate (if any) specifying the Notes in respect of which registration is required must be delivered to the Issuer for cancellation and on registration the Note Certificate is considered to have been cancelled.

         (b) Each transfer which is registered may be retained by the Issuer for any period determined by the Issuer Board, after which the Issuer may destroy it. Any transfer which is not registered will (except in the case of fraud or suspected fraud) be returned on demand to the person depositing the transfer.

7.       TRANSMISSION ON DEATH OR BY LAW

7.1      TRANSMISSION ON DEATH

         The personal representative of a deceased Noteholder (which Noteholder is not a joint Noteholder) is the only person recognised by the Issuer as having any title to Notes registered in the name of the deceased Noteholder. Subject to compliance by the transferee with the Terms of Issue, the Issuer Board may register any transfer signed by a Noteholder prior to the Noteholder's death, despite the Issuer having notice of the Noteholder's death.

7.2      TRANSMISSION BY OPERATION OF LAW

         A person (a TRANSMITTEE) who establishes to the satisfaction of the Issuer Board that the right to any Notes has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Notes or may (subject to the provisions of the Terms of Issue relating to transfers) transfer the Notes. The Issuer Board has the same right to refuse to register the transmittee under Condition 8.3(a) as if the transmittee was the transferee named in a transfer presented for registration (provided that the transmittee will not be required to comply with Conditions 8.1(a) or (b)(i) or (ii)).

8.       INDEMNITY TO THE ISSUER

8.1      LIABILITY OF THE ISSUER

         Condition 10.2 applies if any law imposes or purports to impose any immediate or future or possible liability on the Issuer to make any payment, or empowers any Governmental Agency to require the Issuer to make any payment, in respect of any Notes held either jointly or solely by any Noteholder, or in respect of any transfer of those Notes, or in respect of any money due or payable or accruing due or which may become due or payable to the Noteholder by the Issuer under or in respect of any Notes or for or on account or in respect of any Noteholder, whether because of:

         (a)      the death of the Noteholder;

         (b) the non-payment of any income Tax or other Tax by the Noteholder;

         (c) the non-payment of any estate, probate, succession, death, stamp or other duty by the Noteholder or a personal representative of that Noteholder or by or out of the Noteholder's estate; or

         (d) any other act or thing in relation to a Note or the Noteholder.

8.2      INDEMNITY

         In each case referred to in Condition 10.1:

         (a) the Issuer is to be fully indemnified, as a continuing indemnity, against all liability by the Noteholder or the Noteholder's personal representative and by any person who becomes registered as the holder of the Notes on the distribution of the deceased Noteholder's estate;

         (b) the Issuer has a lien or charge on the Notes for all money paid by the Issuer in respect of the Notes under or because of any law;

         (c) the Issuer has a lien on all money payable under or in respect of the Notes registered in the Register as held either jointly or solely by the Noteholder for all money paid or payable by the Issuer in respect of the Notes under or in consequence of any law, together with interest at a rate the Issuer Board may reasonably determine from the date of payment by the Issuer to the date of repayment by the Noteholder, the Noteholder's personal representative or any person who becomes registered as the holder of the Notes on the distribution of the deceased Noteholder's estate, and may deduct from or set off against any money payable any money paid or payable by the Issuer together with interest;

         (d) the Issuer may recover as a debt due from the Noteholder or the Noteholder's personal representative, or any person who becomes registered as the holder of the Notes on the distribution of the deceased Noteholder's estate, any money paid by the Issuer under or in consequence of any law which exceeds any money then due or payable by the Issuer to the Noteholder, together with interest at a rate the Issuer Board may determine from the date of payment to the date of repayment; and

         (e) the Issuer may, if any money is paid or payable by the Issuer under any law, refuse to register a transfer of any Notes by the Noteholder or the Noteholder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any money then due or payable by the Issuer to the Noteholder, until the excess is paid to the Issuer.

8.3      REMEDIES CUMULATIVE

         Nothing in Conditions 10.1 and 10.2 affects any right or remedy which any law confers on the Issuer and any right or remedy is enforceable by the Issuer whether against the Noteholder or the Noteholder's personal representative.

9.       NOTICES

9.1      NOTICES TO NOTEHOLDERS

         Any notice, demand, consent or other communication (a Notice) given or made under the Terms of Issue by the Issuer, the Guarantor or the Note Trustee to a Noteholder is valid if delivered by prepaid ordinary post (airmail if posted to a place outside Australia) or by hand to the address of the Noteholder specified in the Register (or, in the case of joint Noteholders, to the address of the Noteholder whose name stands first in the Register). If the Notice is signed, the signature may be original or printed.

9.2      NOTICES TO ISSUER, GUARANTOR OR NOTE TRUSTEE

         Any Notice from a Noteholder to the Issuer, the Guarantor or the Note
         Trustee:

         (a) must be in writing and signed by a person duly authorised by the Noteholder;

         (b) must be delivered to the intended recipient by prepaid ordinary post (airmail if posted from a place outside Australia) or by hand or fax to the address below or the address last notified by the intended recipient:

                  (i) to the Issuer or to the   5 Bowen Crescent
                      Guarantor:                Melbourne Victoria 3000

                                                Attention: The Company Secretary

                                                Fax No: (03) 9868 2726

                  (ii) to the Note Trustee:     Equity Trustees Limited
                                                575 Bourke Street
                                                Melbourne Victoria 3000

                                                Attention: General Manager,
                                                Corporate Trust and RE Services

                                                Fax No: (03) 8623 5300.
9.3      DELIVERY

         Subject to the Terms of Issue, a Notice will be taken to be duly given or made:

         (a)      in the case of delivery in person, when delivered;

         (b) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

         (c) in the case of delivery by fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error.

9.4      NOTICE TO TRANSFEROR BINDS TRANSFEREE

         Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Notes is bound by every Notice which, prior to the person's name and address being entered in the Register in respect of the Notes, was properly given to the person from whom the person derived title to those Notes.

9.5      SERVICE ON DECEASED NOTEHOLDERS

         A Notice delivered in accordance with this Condition 11 is (despite the fact that the Noteholder is then dead and whether or not the Issuer has notice of the Noteholder's death) considered to have been properly delivered in respect of any Notes, whether held solely or jointly with other persons by the Noteholder, until some other person or persons (including the surviving joint Noteholders) is or are registered in the Noteholder's place as the Noteholder or joint Noteholders. The delivery is sufficient delivery of the Notice on the Noteholder's personal representative and any persons jointly interested with the Noteholder in the Notes.

10.      GOVERNING LAW AND JURISDICTION

10.1     GOVERNING LAW

         The Notes are governed by the laws of Victoria, Australia.

10.2     JURISDICTION

         The Issuer and each Noteholder submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia in connection with matters concerning the Notes. The Issuer and each Noteholder waives any right they have to an action being brought in those courts, or to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

11.      DEFINITIONS AND INTERPRETATION

11.1     DEFINITIONS

         In this schedule 1, the following definitions apply unless the context requires otherwise.

         AUTHORISATION means:

         (a) any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with a Governmental Agency; or

         (b) in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

         BUSINESS DAY means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Melbourne, Australia.

         CORPORATIONS ACT means the Corporations Act 2001 (Cth).

         ENCUMBRANCE means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security agreement or security arrangement or any other arrangement having the same effect as any of the foregoing, of whatever nature, other than liens arising by operation of law.

         END DATE means 30 September 2004.

         GOVERNMENTAL AGENCY means a government or a governmental, semi-governmental or judicial entity or authority. It includes a self-regulatory organisation established under statute or any stock exchange.

         GUARANTOR means TABCORP Holdings Limited (ABN 66 063 780 709).

         ISSUER means TABCORP Issuer Pty Ltd (ABN 72 105 341 366).

         ISSUER BOARD means the board of directors of the Issuer from time to time.

         JUPITERS means Jupiters Limited (ABN 78 010 741 045).

         NET SALE PROCEEDS has the meaning given in schedule 3.

         NOTE means an unsecured note issued by the Issuer on the Terms of Issue and having no fixed maturity date and for the time being outstanding, and a reference to a Note that is outstanding as at a particular date means a Note that has not been redeemed, or otherwise cancelled, prior to that date.

         NOTE CERTIFICATE means a certificate issued by the Issuer in accordance with Condition 5.

         NOTE TRUSTEE means Equity Trustees Limited (ABN 46 004 031 298) or any replacement appointed under the Terms of Issue.

         NOTEHOLDER means, in relation to a Note, the person whose name is entered in the Register as the holder of that Note from time to time.

         PAYMENT DATE means the date which is 5 Business Days after the Record Date.

         RECORD DATE means the date which is 10 Business Days after the date of final determination of the amount of the Net Sale Proceeds in accordance with schedule 3.

         REDEMPTION AMOUNT means, in relation to each Note, the amount calculated as follows:

                  R = P / N

                  where:

                  R   is the Redemption Amount;

                  P   is the amount of the Net Sale Proceeds; and

                  N is the total number of fully paid ordinary shares in Jupiters on issue at the record date for implementation of the Ordinary Share Scheme.

         REDEMPTION CONDITIONS means each of:

         (a) Jupiters and its relevant Related Bodies Corporate entering into a Sale Agreement on or before the Sale Deadline; and

         (b)      the Sale Completion occurring on or before the End Date.

         REGISTER means the register of persons who hold Notes required to be established and maintained by the Issuer in accordance with this deed and the Corporations Act.

         RELATED BODY CORPORATE means, in relation to a body corporate, a body corporate which is related to that body corporate within the meaning of section 50 of the Corporations Act.

         SALE AGREEMENT has the meaning given in schedule 3.

         SALE COMPLETION has the meaning given in schedule 3.

         SALE DEADLINE means 30 June 2004.

         TAX means any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Governmental Agency, and any related interest, penalty, charge, fee or other amount. It includes GST.

         TERMS OF ISSUE means the terms of issue of the Notes, as set out in this deed (including this schedule 1 and schedules 2 and 3).

11.2     INTERPRETATION

         In this schedule 1, headings are for convenience only and do not affect interpretation, and the following rules apply unless the context requires otherwise.

         (a)      The singular includes the plural and conversely.

         (b)      A gender includes all genders.

         (c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

         (d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

         (e) A reference to a Condition is to a condition of this schedule 1, as amended, varied, supplemented, novated or replaced.

         (f) A reference to an agreement or document is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by that agreement or document.

         (g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

         (h) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

         (i)      A reference to $ is to the lawful currency of Australia.

         (j) Words and phrases not specifically defined in this schedule 1 have the same meanings (if any) given to them in the Corporations Act.

         (k) A reference to time is a reference to time in Melbourne, Australia.

         (l) If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

The meaning of general words is not limited by specific examples introduced by INCLUDING, or FOR EXAMPLE, or similar expressions.

                                   APPENDIX E

                      CALCULATION OF NET CENTREBET PROCEEDS

Under the Merger Implementation Agreement, where Centrebet Sale Completion occurs by 31 October 2003, Jupiters is responsible for calculating the amount of the Net Centrebet Proceeds. The Merger Implementation Agreement prescribes a procedure for TABCORP to review, and, if necessary, dispute Jupiters' calculations. Any dispute that cannot be resolved between TABCORP and Jupiters will be referred to an expert accountant for determination.

Under the Centrebet Note Deed (which will apply where Centrebet Sale Completion occurs after 31 October 2003), TABCORP Issuer is responsible for calculating the amount of the Net Centrebet Proceeds. TABCORP Issuer's calculations are subject to audit by Ernst & Young.

The amount of the Net Centrebet Proceeds will be determined by:

ADDING            -        the adjusted purchase price received by the Jupiters
                           Group under the Centrebet Sale Agreement and any related assignment documents in respect of the Centrebet Sale;

                  - the amount adjusted in favour of the purchaser under the Centrebet Sale Agreement on account of Centrebet Business client deposits made before completion;

                  - the amount adjusted in favour of the purchaser under the Centrebet Sale Agreement on account of Centrebet Business wagers which are undecided at completion; and

                  - an amount equal to the net profit after tax of the Centrebet Business from 1 July 2003 to the date of Centrebet Sale Completion;

SUBTRACTING       -        the amount of cash forming part of the assets sold
                           under the Centrebet Sale Agreement, or remaining with Centrebet in the case of a sale of Centrebet to the purchaser (except for client deposits and undecided wagers referred to above);

                  - the aggregate amount of all costs, taxes and charges (including income tax, capital gains tax and stamp duty) incurred or payable by, or which will be charged back to, the Jupiters Group in connection with the Centrebet Sale Agreement or in connection with any restructuring of the assets or liabilities sold under the Centrebet Sale Agreement, including costs of advisers, any employee redundancy costs, costs incurred by the Jupiters Group in terminating any Centrebet Business contracts that cannot be transferred to the purchaser, and the net present value of any further costs likely to be incurred by the Jupiters Group under or in relation to termination of any such contracts;

                  - any amount in excess of $13 million of any intercompany loans owed by Centrebet or the Centrebet Business to Jupiters at any time between 12 June 2003 and Centrebet Sale Completion, unless the excess has been repaid to Jupiters prior to Centrebet Sale Completion out of cashflow of the Centrebet Business in excess of the net profit after tax of the Centrebet Business (referred to as an addition above) or responsibility for the excess has been assumed by the purchaser under the Centrebet Sale Agreement; and

                  -        $500,000;

SUBTRACTING       -        the costs of any expert accountant engaged to resolve
(in the case of            any dispute between TABCORP and Jupiters as to the
Centrebet Sale             calculation of the Net Centrebet Proceeds, if the
Completion                 expert accountant determines that adjustments of at
occurring by               least $1 million in aggregate are required to be made
31 October 2003)           to Jupiters' initial calculations;

SUBTRACTING       -        $10 million; and
(in the case of   -        12% of the excess over $30 million of the amount
Centrebet Sale             calculated above (before subtraction of the $10
Completion                 million).
occurring after
31 October 2003)

                                   APPENDIX F

                 INDEPENDENT EXPERT'S REPORTS ON THE RPS SCHEME

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[PRICEWATERHOUSECOOPERS LETTERHEAD]

The Directors
Jupiters Limited
Level 9
Niecon Tower
17 Victoria Avenue
Broadbeach QLD 4128

4 September 2003

Dear Directors

INDEPENDENT EXPERT'S REPORT IN RELATION TO THE RPS SCHEME

INTRODUCTION

On 5 March 2003, the directors of Jupiters Limited (Jupiters) and TABCORP Holdings Limited (TABCORP) jointly announced a proposal to create Australia's largest gambling and entertainment company through the Proposed Merger of Jupiters and TABCORP.

The Proposed Merger is to be implemented by way of TABCORP Investments, a wholly owned subsidiary of TABCORP, acquiring all of the ordinary shares in Jupiters and will be effected by a Scheme of Arrangement between Jupiters and the holders of Jupiters Ordinary Shares (Ordinary Share Scheme). Jupiters will also propose a scheme for the holders of Jupiters RPS (RPS Scheme).

The RPS Scheme is conditional upon the Ordinary Share Scheme becoming effective.

The Ordinary Share Scheme (which will establish the merger of Jupiters and TABCORP) is not conditional upon the RPS Scheme becoming effective.

The details of the Proposed Merger are embodied in the Merger Implementation Agreement dated 12 June 2003, which sets out the main terms and conditions of the merger, as well as the process leading to the approval of the Schemes of Arrangement.

In summary, the Proposed Merger is conditional upon various regulatory approvals, including the Queensland Government, approval of the Supreme Court of Queensland, approval of Jupiters Ordinary Shareholders, TABCORP's financing facilities becoming unconditional and certain prescribed events not occurring.

SHAREHOLDER APPROVAL

Pursuant to the MIA, Jupiters must propose the Schemes of Arrangement in accordance with Part 5.1 of the Corporations Act. Details of each Scheme are contained in the Scheme Booklet which has been approved by the Court, registered with the Australian Securities & Investments Commission (ASIC) and in which this letter and accompanying report are enclosed.

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Relevant shareholders will be asked to vote on the Schemes at meetings ordered by the Court under section 411(1) of the Corporations Act.

In making their decision as to whether they should accept the RPS Scheme, the RPS holders need to compare the benefits of approving the RPS Scheme against the benefits offered by other alternatives available to them.

INDEPENDENT EXPERT'S REPORT

To assist RPS holders in their decision whether to approve the RPS Scheme, the Jupiters directors have requested PricewaterhouseCoopers Securities Ltd (PwCS) to prepare this Independent Expert's Report addressing whether or not the RPS Scheme is fair and reasonable and in the best interests of RPS holders. This letter contains our opinion which is based on the evaluation criteria and analysis set out in the accompanying Independent Expert's Report.

In developing our evaluation criteria for the meaning of "best interests" and "fair and reasonable", we have considered precedents, as well as the policy and practice statements issued by the Australian Securities and Investments Commission (ASIC). In our view, the criteria we have applied for assessing best interests incorporates the fair and reasonable tests embodied in the Corporations Act and in ASIC's policy statements.

Our approach, decision criteria and evaluation process in relation to the interests of the RPS holders are set out in the attached report. Our report is directed at the interests of the RPS holders and therefore we do not directly consider the interests of the Jupiters Ordinary Shareholders in the report. A separate report has been prepared on the Ordinary Share Scheme.

TERMS OF THE RPS SCHEME

Under the RPS Scheme, TABCORP Investments will offer to acquire all the RPS, paying for each RPS held:

         (a)      cash of $105.26, and

         (b) an additional cash amount equal to the dividend accrued up to the Implementation Date for the RPS Scheme.

RIGHTS OF THE RPS

The RPS were issued under a Prospectus dated 28 February 2002. The RPS are 10 year redeemable preference shares that entitle holders to a cumulative unfranked dividend. The terms of the RPS are resettable on 9 April 2007 and have a maturity date of 6 April 2012. The RPS rank in priority to ordinary shares for payment of dividends and for a return of capital on a winding up of Jupiters.

The RPS pay an unfranked cumulative dividend of 8.15% per annum, payable half yearly on 9 April and 9 October.

The terms and conditions of the RPS provide that holders of RPS may request early conversion to Jupiters Ordinary Shares in prescribed circumstances, including where a Scheme of Arrangement takes place (Trigger Event). On receipt of a conversion notice, Jupiters has the option of either converting the RPS into Jupiters Ordinary Shares, redeeming the RPS or arranging for their sale to a third party. If the RPS are redeemed or on-sold, Jupiters is required to ensure the holders of RPS are paid a cash amount set out in clause 8(a) of the RPS Terms (Repurchase Amount) together with any outstanding dividends.

The calculation for the Repurchase Amount is the greater of:

         (a)      $100 + (25% of Premium over VWAP x Conversion Minimum); or

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[PRICEWATERHOUSECOOPERS LOGO]

         (b)      VWAP on Conversion Date x Conversion Minimum.

We note that the Repurchase Amount is approximately 5% below the value which would accrue from the Conversion option. In our view the Repurchase right held by Jupiters places a limiting value on the RPS. The incorporation of a discount in the Repurchase Amount is designed to produce a consistent value outcome with proceeds under the Conversion option. The Conversion option would require a premium to the cash amount to compensate holders for transaction costs that would be incurred in realising the value of the ordinary shares received and the timing risk over the period between exercising the Conversion option and receiving the shares.

Each of the components of the Repurchase Amount calculations are briefly discussed below.

PREMIUM OVER VWAP

The Premium over VWAP represents the difference between the Offer Price and the VWAP of Jupiters Ordinary Shares over the 20 business days immediately preceding the announcement of the Scheme of Arrangement.

The Offer Price is the value of the consideration to be received by Jupiters Ordinary Shareholders under the Scheme of Arrangement. It is defined as:

         (a) the cash consideration offered (as at the date when the conversion notice is given) in respect of each Jupiters Ordinary Share under the Ordinary Share Scheme; and

         (b) if the consideration offered for each ordinary share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the directors proposed at the time of announcement of the Scheme of Arrangement or, if the non-cash consideration has been increased after announcement, the date of the most recent increase prior to the date when the conversion notice is given.

The consideration offered to ordinary shareholders includes non cash consideration in the form of TABCORP shares and franking credits.

In valuing the TABCORP shares, we have adopted the date of announcement of the Ordinary Share Scheme as being 5 March 2003. We have calculated the midpoint of the range of value of the consideration at the date of announcement as being $6.35. This amount differs from the mid point of the range of value of the consideration in our Independent Expert's Report for the Ordinary Share Scheme as that value is at the date of that report, which is 4 September 2003, whereas under the RPS terms the value at the date of announcement is to be used as the value of the consideration.

The VWAP of Jupiters Ordinary Shares over the 20 business days immediately preceding the announcement of the scheme of arrangement was $6.31, and therefore the premium over VWAP is $0.04.

CONVERSION MINIMUM

The Conversion Minimum for the purposes of calculating the Repurchase Amount has been set under the terms of the RPS at 15.5324.

VWAP ON CONVERSION DATE

The VWAP on Conversion Date is the VWAP for the Jupiters Ordinary Shares for 20 days prior to the Conversion Date. The Conversion Date will be 50 business days after the notification of a Trigger Event.

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Hence the VWAP will be for a period 30 to 50 business days after the notification of the Trigger Event. For the purposes of reaching our opinion, we have taken the best estimate of the VWAP on Conversion Date as being the midpoint of our valuation of consideration to be paid to Jupiters Ordinary Shareholders which is $6.51, or approximately 1.1% below trading levels for Jupiters Ordinary Shares at 1 September 2003. Again, the value of $6.51 differs from the value of $6.35 used to calculate the premium over VWAP as the $6.51 value is at the date of our Independent Expert's Report for the Ordinary Share Scheme, whereas the $6.35 is at the date of announcement.

BASIS OF EVALUATION

The release of our report on the Ordinary Share Scheme to ASX represents a Trigger Event under which certain rights crystallise for the RPS holders pursuant to the RPS terms. These are discussed more fully at Section 4 and are outlined in the Scheme Booklet. In summary, the potential outcomes for RPS holders include:

- remaining as RPS holders. This may occur if the RPS Scheme is not approved and no Conversion Right is exercised.

- receiving the Repurchase Amount as defined in the RPS terms, as a result of the exercise of the Trigger Event Conversion Right which arises as a result of the Trigger Event. The Conversion Right is exercised in the knowledge that Jupiters has the option to exercise its over-riding right to repurchase the RPS or arrange their sale to a third party.

- receiving the cash amount payable on the exercise of a Special Conversion Right which is available to RPS holders at any time.

-        approving the RPS Scheme and accepting the offer from TABCORP.

Essentially, we have applied four criteria to assess whether the RPS Scheme is fair and reasonable and is in the best interests of Jupiters RPS holders:

         (a) Does the RPS Scheme offer fair value to RPS holders? In comparing the offer to the fair value of the RPS, we have given consideration to:

                  (i)      the value of holding the RPS to maturity

the value of exercising the Conversion Right, in light of the right of Repurchase option which exists for Jupiters; and the value of approving the RPS Scheme.

         (b)      Will RPS holders be better off after the transaction?

         (c)      Is the Proposed Merger the best alternative available?; and

         (d) Is it reasonable for RPS holders to approve the terms of the RPS Scheme?

OPINION

29       In our opinion, the RPS Scheme IS FAIR AND REASONABLE AND IN THE BEST
INTERESTS OF RPS HOLDERS. Our reasons for this opinion are summarised as follows:

         (a) THE CONSIDERATION OFFERED OF $105.26 IS FAIR, because on our assessment it is not less than the value available to a RPS holder either through continuing to hold the RPS or exercising the Conversion Right arising from the RPS Scheme:

                                                                               5

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                  (i)      the value of holding the RPS is estimated at $103.77.
                           This value is the mid point of the trading range for the 20 trading days prior to the announcement of the Proposed Merger (after adjusting for accrued interest).

                  (ii) the repurchase value of the RPS which is estimated as $100.16 based on RPS holders receiving $100 plus a portion of the Premium over VWAP. The alternative leg to the repurchase calculation is based on a 20 day VWAP of Jupiters Ordinary Shares at the Conversion Date. Based on our assessment of the consideration being offered to Jupiters shareholders as being $6.51 we estimate the result of this calculation at $101.12.

                  (iii) the VWAP of Jupiters shares prior to the Conversion date must exceed $6.77 before the Repurchase Amount exceeds $105.26. On 1 September 2003 Jupiters Ordinary Shares closed at $6.58, although this is cum $0.12 dividend that will be paid before the VWAP calculation period commences and therefore will not be included in the Jupiters VWAP calculation. We have placed an upper value of $6.85 on the consideration to be provided to each of the Jupiters Ordinary Shareholders for their ordinary shares. Hence, while it is possible Jupiters Ordinary Shares could trade above $6.77, given the trading history, we do not consider it likely that Jupiters Ordinary Shares will trade at a VWAP significantly above $6.77 for 20 days prior to the Conversion date. Our upper value includes an assumed realisation value for Centrebet which, at the time of writing, is uncertain. We recommend RPS holders monitor the trading range of Jupiters Ordinary Shares prior to making any election whether to convert the RPS. To the extent the market assumes the Ordinary Share Scheme will become effective, the factors likely to influence the Jupiters VWAP will be the TABCORP share price and the market expectation as to the Net Centrebet Proceeds.

if RPS holders were able to exercise the Conversion Right with no right of repurchase for Jupiters, we calculate the value of the Conversion Right to be $107.94. Whilst this is in excess of the $105.26 offered under the RPS Scheme, the Conversion Right triggers the Jupiters Repurchase Right. The RPS terms provide that Jupiters has the right to repurchase the RPS where a holder requests a conversion to ordinary shares, and the Merger Implementation Agreement contains an undertaking by Jupiters to TABCORP that it will exercise this right. In our view, the Repurchase Amount places a limitation on the value of the Conversion Right. RPS holders may exercise a Special Conversion Right, however under that alternative, the RPS holder receives no benefit for accrued dividends. We therefore are of the view it is likely the amount payable under the Special Conversion Right would be less than any amount payable under the Trigger Event Conversion Right. In addition, given our conclusion as to the fairness of the current offer, should TABCORP compulsorily acquire RPS at some point in the future, in the absence of a fundamental change to market conditions, we have no reason to expect TABCORP would be required to pay an amount in excess of $105.26.

         (b) RPS HOLDERS WILL BE BETTER OFF AFTER THE SCHEME, because they will have received an amount of cash that has a higher value than any of the alternatives.

         (c) THE PROPOSED MERGER IS THE BEST ALTERNATIVE AVAILABLE because it delivers most value to RPS holders. A better alternative could only be received if there was a higher bid for Jupiters shares or the VWAP of Jupiters Ordinary Shares prior to the Conversion Date exceeds $6.77. We do not believe this is likely because:

                  (ii) the Proposed Merger offers greater value and benefits than the alternative proposal to merge with UNiTAB no alternative offers have been received, and, in any case, we are of the view that the Proposed Merger values Jupiters with a full control premium, therefore we would not expect a materially higher price to be paid by an alternative acquirer; and

                                                                               6

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given the trading history of Jupiters Ordinary Shares, we do not consider it likely that Jupiters Ordinary Shares will trade at a VWAP significantly above $6.77 for 20 days prior to the Conversion Date. We recommend RPS holders monitor the trading range of Jupiters Ordinary Shares prior to making any election whether to convert the RPS. To the extent the market assumes the Ordinary Share Scheme will become effective, the factors likely to influence the VWAP of Jupiters Ordinary Shares will be the TABCORP share price and the market expectation as to the Net Centrebet Proceeds.

         (d) IT IS REASONABLE FOR RPS HOLDERS TO APPROVE THE RPS SCHEME, because of the combination of the above factors.

30       FOR THE REASONS SET OUT ABOVE, IN OUR OPINION, RPS HOLDERS SHOULD
APPROVE THE RPS SCHEME RESOLUTION.

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GENERAL

31 THE FULL ANALYSIS AND REASONING FOR OUR OPINION IS SET OUT IN THE ACCOMPANYING REPORT.

Yours sincerely

/s/ Ron Higham                                    /s/ Andrew Wellington

    Ron Higham                                        Andrew Wellington
    Director and Authorised Representative            Authorised Representative
    PricewaterhouseCoopers Securities Ltd

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INDEPENDENT EXPERT'S REPORT

PREPARED FOR THE DIRECTORS OF JUPITERS LIMITED IN RELATION TO THE RPS SCHEME PROPOSED AS PART OF THE MERGER WITH TABCORP HOLDINGS LIMITED

4 SEPTEMBER 2003

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                                TABLE OF CONTENTS

------------------------------------------------------------------------------------------
SECTION                       TITLE                                                   PAGE
------------------------------------------------------------------------------------------
   1          INTRODUCTION AND PURPOSE OF OUR REPORT                                   3

   2          DETAILS OF THE PROPOSED MERGER                                           4

                  2A    Scheme of Arrangement for RPS

                  2B    Scheme of Arrangement for Ordinary Shares

                  2C    Resolutions

   3          BASIS OF OUR EVALUATION                                                  8

   4          THE VALUE OF THE RPS                                                     9

                       4A       Value of continuing to hold RPS

                       4B       Value under Repurchase Right

                       4C       Value under Trigger Event Conversion Right

                       4D       Value under Special Conversion Right

                       4E       Fairness Conclusion

   5          OPPORTUNITIES FOR A HIGHER VALUE                                        17

                  5A    Merger with UNiTAB

                  5B    Other potential suitors

                       5C       VWAP of Jupiters Ordinary Shares

   6          IS IT REASONABLE FOR RPS HOLDERS TO APPROVE THE RPS SCHEME?             21
------------------------------------------------------------------------------------------
                                APPENDICES
------------------------------------------------------------------------------------------
   A          Qualifications, disclaimers and consents                                22

   B          Sources of information                                                  24

   C          The Merger Consideration for Jupiters Ordinary Shares                   25

   D          Value of Centrebet                                                      29

   E          Glossary of terms                                                       36
------------------------------------------------------------------------------------------

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Introduction and purpose of our report

On 5 March 2003, the directors of Jupiters and TABCORP jointly announced the Proposed Merger of Jupiters and TABCORP.

The Proposed Merger is to be implemented by way of TABCORP Investments, a wholly owned subsidiary of TABCORP, acquiring all of the Ordinary Shares in Jupiters and will be effected by a Scheme of Arrangement between Jupiters and the holders of Jupiters Ordinary Shares (Ordinary Share Scheme). Jupiters will also propose a scheme for the holders of Jupiters RPS (RPS Scheme).

The Proposed Merger is conditional upon the Ordinary Share Scheme becoming effective, but is not conditional upon the RPS Scheme becoming effective. The RPS Scheme is conditional on the Ordinary Share Scheme becoming effective.

The details of the Proposed Merger are embodied in the MIA dated 12 June 2003 which sets out the terms and conditions of the merger, as well as the process leading to the approval of the Schemes of Arrangement. In summary, the Proposed Merger is conditional upon various regulatory approvals, approval of the Queensland Government, approval of the Supreme Court of Queensland, approval of Jupiters Ordinary Shareholders, TABCORP's financing becoming unconditional and certain prescribed events not occurring.

Pursuant to the MIA, Jupiters must propose the Schemes of Arrangement in accordance with Part 5.1 of the Corporations Act. Details of each Scheme are contained in the Scheme Booklet which has been approved by the Court, registered with the Australian Securities & Investments Commission (ASIC) and in which this report is enclosed. Relevant shareholders will be asked to vote on the Schemes at meetings ordered by the Court under section 411(1) of the Corporations Act.

To assist Jupiters RPS holders in their decision whether to approve the RPS Scheme, the Jupiters directors have requested PwCS prepare this Independent Expert's Report addressing whether or not the RPS Scheme is fair and reasonable and in the best interests of RPS holders. We therefore do not directly consider the interests of the Jupiters Ordinary Shareholders in this report.

Our approach, decision criteria and evaluation process in relation to the interests of the RPS holders are set out in the succeeding Sections of this report. Users of this report should have regard to the qualifications, disclaimers and consents contained in Appendix A. All amounts referred to in this report are in Australian dollars, unless otherwise specifically stated. Abbreviations and definitions are contained in the Glossary of Terms at Appendix E.

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Details of the Proposed Merger

The terms of the Proposed Merger are described in the accompanying Scheme Booklet. For convenience, we have summarised the terms and effects of the Proposed Merger in the following paragraphs.

If approved, the essential outcome of the Schemes of Arrangement will be that:

- TABCORP Investments will acquire all the outstanding Jupiters Ordinary Shares and RPS and all of the executive options in Jupiters will be cancelled, making Jupiters a wholly owned subsidiary of TABCORP, and

- as part of the consideration offered under the Ordinary Share Scheme comprises TABCORP shares, Jupiters Ordinary Shareholders will most likely hold shares in the merged TABCORP, thereby retaining an indirect but diluted interest in Jupiters.

The release of our report in relation to the Ordinary Share Scheme to ASX is an event which represents a Trigger Event under the RPS terms. As discussed more fully below, this provides RPS holders with the opportunity to deliver a Trigger Event Conversion notice which, at Jupiters' election, will result in the RPS being either converted into ordinary shares, on-sold to a third party or redeemed. Jupiters has agreed with TABCORP in the Merger Implementation Agreement that it will sell any such RPS to TABCORP Investments, a wholly owned subsidiary of TABCORP, for the Repurchase Amount. The RPS terms provide a formula for calculation of the Repurchase Amount.

In evaluating the TABCORP offer for their RPS, the RPS holders will need to compare this offer to the value which resides in the right to convert, which is in turn subject to Jupiters' right to arrange that the RPS be sold to a third party or redeemed, as well as compare it to the value of continuing to hold the RPS.

The quantum of the Repurchase Amount depends on the extent to which the value of consideration offered to ordinary shareholders exceeds the trading range of Jupiters Ordinary Shares pre-announcement of the merger and the likely trading range of Jupiters Ordinary Shares for a period prior to the sale of RPS to TABCORP Investments. We therefore describe below the Proposed Merger and the nature and value of consideration to be paid to ordinary shareholders.

2A SCHEME OF ARRANGEMENT FOR RPS

Under the RPS Scheme, TABCORP Investments will acquire all the RPS, paying for each RPS held:

-        cash of $105.26, plus

- an additional cash amount equal to the dividend accrued up to the Implementation Date for the RPS Scheme

The release of our report in relation to the Ordinary Share Scheme to ASX represents a Trigger Event under which certain rights crystallise for the RPS holders pursuant to the Jupiters RPS terms. These are discussed more fully at
Section 4 and are outlined in the Scheme Booklet. In summary, the potential outcomes for RPS holders include:

- remaining as RPS holders. This may occur if the RPS Scheme is not approved and no Conversion Right is exercised

                                                                              12

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                   Section 2: Details of the Proposed Merger

- receiving the Repurchase Amount as defined in the RPS terms as a result of exercise of the Trigger Event Conversion Right which arises as a result of the Trigger Event. The Conversion Right is exercised in the knowledge that Jupiters has the option to exercise its over-riding right to repurchase the RPS or arrange their sale to a third party

- receiving the cash amount payable on the exercise of a Special Conversion Right which is available to RPS holders at any time

-        approving the RPS Scheme and accepting the proposal from TABCORP.

We have considered the impact of these alternatives in our assessment of the TABCORP offer.

2B SCHEME OF ARRANGEMENT FOR ORDINARY SHARES

CONSIDERATION OFFERED

The consideration offered to the ordinary shareholders will determine the "Offer Price" under the RPS terms and the amount by which the Offer Price exceeds the VWAP over the 20 business days immediately preceding the announcement of the Scheme of Arrangement ("Premium over VWAP"), both of which are variables which influence the value received pursuant to a Trigger Event conversion notice. We have therefore described the Ordinary Share Scheme proposal in some detail.

Under the Proposed Merger, Jupiters Ordinary Shareholders will ultimately receive, for their Jupiters Ordinary Shares, a combination of cash and shares (with limited exceptions). It is important to note that the consideration comprises a component of cash and shares to be provided by the TABCORP Group directly, another component being delivered by Jupiters in the form of a special dividend, and a further component relating to the Net Centrebet Proceeds from the sale of Jupiters' Centrebet business, which may be provided by the TABCORP Group or by Jupiters.

The salient aspect for Jupiters Ordinary Shareholders, which is addressed in our Independent Expert's Report on the Ordinary Share Scheme, is whether the total consideration offers sufficient value to compensate them for the disposal of their ordinary shares in Jupiters. For the purposes of our report, the total consideration reflects the aggregate entitlements under the Ordinary Share Scheme as set out in the Scheme Booklet.

The cash and shares component of the TABCORP consideration is set out in the Scheme Booklet and is described as a cash amount and quantum of TABCORP shares for each 100 Jupiters Ordinary Shares held (subject to the effects of rounding). Throughout our report we have converted the offer to an equivalent cash amount and quantum of TABCORP Shares for one Jupiters Ordinary Share, to allow comparison to the value of one Jupiters Ordinary Share.

Leaving aside the proceeds from the sale of the Centrebet business, the consideration from the TABCORP Group, for each Jupiters Ordinary Share held, is (on average):

-        0.24 shares in TABCORP, and

-        $2.85 in cash.

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                   Section 2: Details of the Proposed Merger

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from Jupiters, for each Jupiters Ordinary Share held, is $0.75 in cash via payment of a fully franked special dividend.

Additional consideration is provided for in relation to the sale of the Centrebet business:

- if the sale of Centrebet completes before 31 October 2003, the consideration will be the Net Centrebet Proceeds from Jupiters by way of a fully franked dividend; or

         - if the sale of Centrebet completes after 31 October 2003, the consideration will be an unsecured note from TABCORP Issuer under which TABCORP Issuer will pay the value of the Net Centrebet Proceeds to Jupiters Ordinary Shareholders when such proceeds are received; or

         - should a sale agreement for the sale of Centrebet not be entered into by 30 June 2004 or not be completed by 30 September 2004, provided TABCORP has exercised reasonable endeavours to sell Centrebet, the notes will lapse and TABCORP will have no further obligation to sell Centrebet or account to Jupiters Ordinary Shareholders for any proceeds received.

The TABCORP shares, unsecured notes and franking credits represent a non-cash component of the total consideration and our Independent Expert's Report on the Ordinary Share Scheme addresses the value of these, as well as the value of the other components of consideration.

The Ordinary Share Scheme will allow Jupiters Ordinary Shareholders to elect to receive varying amounts of cash and shares from the TABCORP Group as follows:

                     Option 1: Cash and shares - 0.24 TABCORP shares plus $2.85 for each Jupiters Ordinary Share held (this is the base offer as described above, and is subject to the effects of rounding described in the Scheme Booklet).

                     Option 2: Maximum cash - Jupiters Ordinary Shareholders may elect to receive an additional cash payment of up to $2.40 per Jupiters Ordinary Share in lieu of TABCORP shares. This option is limited to the extent cash is available from a cash pool of approximately $575 million (as adjusted for the exercise of executive options in Jupiters).

                     Option 3: Maximum shares - Jupiters Ordinary Shareholders may elect to receive up to an additional 0.285 shares in TABCORP per Jupiters Ordinary Share in lieu of cash. This option is limited to the extent the shares are available from a share pool of approximately 48.4 million shares (as adjusted for the exercise of executive options in Jupiters). Any fractional entitlement to a TABCORP share will be rounded up or down to the nearest whole number of TABCORP shares.

Effectively, as both the cash paid and shares issued will reach their respective pool limits if all shareholders chose the `average' of $2.85 and 0.24 TABCORP shares for each Jupiters Ordinary Share, additional cash and shares will only be available to the extent some ordinary shareholders elect to take different mixtures of cash and shares.

                                                                              14

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                   Section 2: Details of the Proposed Merger

CENTREBET DIVESTMENT

The MIA provides that Jupiters will use all reasonable endeavours to dispose of the Centrebet business prior to 31 October 2003. The net proceeds of such a sale are to be distributed to Jupiters Ordinary Shareholders as additional consideration under the Ordinary Share Scheme. As discussed in Appendix D the process for selling the Centrebet business is well advanced at the date of this report.

At the date of this report, the quantum of the Net Centrebet Proceeds is uncertain. For the purposes of this report, we have made an estimate of this amount and this is contained in Appendix D. This estimate is not material to our opinion, in that the value of the consideration will eventually be determined by the actual net proceeds, subject to the rider in the next paragraph.

The Proposed Merger covers the contingency that the Centrebet business may not be disposed of prior to 31 October 2003 in which case TABCORP Issuer will issue an unsecured note to Jupiters Ordinary Shareholders as part of the consideration under the Ordinary Share Scheme. In this event, the TABCORP Group will assume responsibility for the disposal of the Centrebet business, under the control of a committee comprising a TABCORP director and the two Jupiters directors who will join the TABCORP board. Overall, the Proposed Merger contemplates the following scenarios for Centrebet with varying outcomes for Jupiters Ordinary Shareholders as follows:

- if the sale is completed prior to 31 October 2003, 100% of the Net Centrebet Proceeds will be distributed (as discussed above)

- if the sale contract is not completed by 31 October 2003, but a sale agreement is entered into by 30 June 2004 and completed by 30 September 2004, TABCORP will retain the first $10 million of the net proceeds plus 12% of net proceeds in excess of $30 million and the balance of the net proceeds will be distributed to Jupiters Ordinary Shareholders via redemption of the Centrebet Note to be issued

- if an agreement to sell the Centrebet business has not been entered into by 30 June 2004, or if the Centrebet business is not sold by 30 September 2004 it will remain a part of the TABCORP Group (subject to certain restrictions) and Jupiters Ordinary Shareholders will not have any economic interest in it other than as TABCORP shareholders.

2C RESOLUTIONS

Jupiters Ordinary Shareholders and RPS holders will be asked to vote on the respective Schemes in accordance with the resolutions contained in the Scheme Booklets. The RPS Scheme is conditional upon the Ordinary Share Scheme becoming effective.

The Ordinary Share Scheme is not conditional on the RPS Scheme becoming effective. If the resolutions are passed by the relevant majorities, Jupiters must apply to the Court for orders approving the relevant Scheme(s), and if that approval is given, lodge the orders with ASIC and do all things necessary to give effect to the relevant Schemes.

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Basis of our evaluation

Jupiters has asked the Independent Expert to form an opinion as to whether the RPS Scheme is fair and reasonable and is in the best interests of RPS holders. In developing our "best interests" and "fair and reasonable" evaluation criteria for the RPS Scheme, we have considered the terms of the RPS and the options of the RPS holders under those terms and the RPS Scheme.

We have also had regard to the relevant Policy Statements and Practice Notes issued by the ASIC. In particular, we have had regard to Policy Statement 75:
Independent Expert Reports to Shareholders, and Practice Note 43: Valuation Reports and Profit Forecasts. Policy Statement 75 states that:

- a transaction is "fair" if the value of the consideration offered is equal to or greater than (that is not less than) the value of the asset or assets which are the subject of the transaction

- a transaction is "reasonable" if it is fair. It may also be reasonable if, despite not being fair, after considering other significant factors, shareholders should accept the terms of the transaction.

In our view, for the RPS Scheme to be fair and reasonable and in the best interests of RPS holders, it must be capable of satisfying four key criteria:

- DOES THE RPS SCHEME OFFER FAIR VALUE TO RPS HOLDERS? This involves a comparison of the total value of the consideration being offered to the value of RPS being given up. If the total value of the consideration offered is not less than the value of RPS the transaction will offer fair value

- WILL RPS HOLDERS BE BETTER OFF AFTER THE TRANSACTION? As the RPS holders are simply receiving cash for the RPS, the RPS holders will be better off after the transaction if the first test is satisfied, that is the cash received exceeds the value of the RPS being given up

- IS THE PROPOSED MERGER THE BEST ALTERNATIVE AVAILABLE? RPS holders participate in some upside in the value of Jupiters Ordinary Shares including upside arising from a Takeover or Scheme of Arrangement under certain circumstances. Hence for the RPS Scheme to be the best alternative available the RPS holders must be satisfied that there is no other alternatives that are likely to deliver a higher Jupiters Ordinary Share price

- IS IT REASONABLE FOR RPS HOLDERS TO APPROVE THE TERMS OF THE MERGER RESOLUTION? This involves a consideration of the above three factors on an overall basis along with any other commercial arrangements or contractual conditions that may be relevant.

In our view, our "best interests" criteria we have adopted incorporate the "fair and reasonable" tests embodied in the Corporations Act and in ASIC's policy statements. In undertaking our assessment, we have considered the likely impact of the RPS Scheme on the RPS holders as a whole. We have not considered how the RPS Scheme may affect individual RPS holders. Individual RPS holders have different financial and tax circumstances and it is not practicable or possible to consider the implications of the RPS Scheme on individuals as their respective financial circumstances are not known to us. Individual shareholders should seek their own professional advice.

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The Value of the RPS

The RPS were issued under a Prospectus dated 28 February 2002 and are quoted on the ASX. The RPS are 10 year redeemable preference shares that entitle holders to a cumulative unfranked dividend. The terms of the RPS are resettable on 9 April 2007 and have a maturity date of 6 April 2012. The RPS rank in priority to ordinary shares for payment of dividends and for a return of capital on a winding up of Jupiters. The key features of the RPS include:

- the receipt of an unfranked cumulative dividend of at least 8.15% per annum, payable half yearly on 9 April and 9 October

- the ability to convert RPS into ordinary shares subject to Jupiters rights to repurchase the RPS or (in some cases) arrange their sale to a third party

- the opportunity to participate in an increase in Jupiters Ordinary Share price above a value of $6.44.

The RPS terms also set out the rights of RPS holders and Jupiters under what is described as a `Trigger Event'. The definition of a Trigger Event includes an event where Jupiters lodges with ASIC a draft Explanatory Statement for a Scheme of Arrangement that Jupiters propose to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person acquiring a relevant interest in more than 50% of the Jupiters Ordinary Shares and either the Company releases to the market an opinion from an independent expert that the proposed Scheme is fair and reasonable or the Scheme is approved by the Court.

In this instance a Trigger Event will occur on the release of the Scheme Booklet to the ASX. The Scheme Booklet includes a separate Independent Expert's Report also prepared by PricewaterhouseCoopers Securities Ltd in relation to the Ordinary Share Scheme which opines that the Ordinary Share Scheme is fair and reasonable and in the best interests of Jupiters Ordinary Shareholders.

The terms and conditions of the RPS provide that holders of RPS may request early conversion to Jupiters Ordinary Shares where a Trigger Event takes place. On receipt of a conversion notice, Jupiters has the option of either converting the RPS into Jupiters Ordinary Shares, redeeming the RPS or arranging for their sale to a third party. If the RPS are redeemed or on-sold, Jupiters is required to ensure the RPS holders are paid a cash amount set out in clause 7(a) or 8(a) of the RPS Terms (the Repurchase Amount plus any accrued dividends).

In this regard, under the terms of the MIA, (subject to limited exceptions) Jupiters has undertaken, on the receipt of Trigger Event conversion notices, to make an election in accordance with clause 5.3(b) of the RPS terms, the effect of which is to arrange for the RPS subject to such conversion notices to be acquired by a third party. In this case that third party will be TABCORP Investments.

Under the terms of the MIA, TABCORP or one of its related entities must then acquire the RPS subject to the conversion notice for the Repurchase Amount, as defined in the RPS terms. Immediately before that acquisition, Jupiters will pay any accrued dividends in relation to the RPS subject to the conversion notice.

Under the RPS terms, the calculation for the Repurchase Amount is the greater of:

-        $100 + (25% of Premium over VWAP x Conversion Minimum),

              or

                                                                              17

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                        Section 4: The Value of the RPS

-        VWAP on Conversion Date x Conversion Minimum.

The formula that applies to the conversion ratio if Jupiters were to elect to allow RPS that are the subject of a Trigger Event conversion notice to convert into ordinary shares (the "Conversion Option") is the greater of:

                                    ($100 + accrued and unpaid dividends)

      The lesser of (95% of Offer price) and (VWAP + 75% of Premium over VWAP); or the Conversion Minimum.

We note that the intention of the formulae appears to be that the Repurchase Amount provides an amount which is approximately 5% below the value which would accrue from the Conversion Option. While on the face of it, this potentially makes the Conversion Option the most attractive option for RPS holders, in reality the Conversion Option cannot be realised by RPS holders (unless Jupiters enables it to occur) as exercise of the Conversion Option simply triggers the right by Jupiters to exercise its repurchase option or on-sale option.

The 5% discount appears to reflect the fact that the Conversion Option provides shares rather than cash and if the shares are to be realised into cash, transaction costs will be incurred. In addition, the Conversion Option carries some timing risk in that the RPS holder is exposed to movements in the Jupiters Ordinary Share price between lodging a Trigger Event conversion notice and receiving the shares.

Given that the repurchase and on-sale options are at a 5% discount, Jupiters' overall interest would generally be served by exercising one of these options. Hence, in our view the repurchase and on-sale rights held by Jupiters places a limiting value on the RPS, particularly in light of the fact that Jupiters has committed in the MIA to exercise the right to arrange for RPS to be transferred to a third party (TABCORP Investments) on the receipt of Trigger Event conversion notices.

RPS holders are also able to deliver a Special Conversion Notice to Jupiters at any time. Jupiters has also committed to repurchase any RPS which are the subject of a Special Conversion Notice. Payments to be made under the repurchase of RPS do not include accrued dividends. The Special Conversion Right is discussed further in Section 4D of this report.

In assessing the value of the RPS we have therefore focused on the value of continuing to hold the RPS and the value calculated under the Repurchase Amount. We have also focused on the value before accrued dividends as each of the options would result in approximately the same amount of accrued dividend being paid in addition to the capital sum.

4A VALUE OF CONTINUING TO HOLD RPS

The value of continuing to hold the RPS will reflect the net present value of holding the RPS to maturity. This value will mainly be influenced by prevailing interest rates and the probability of either Jupiters defaulting on the RPS or the Jupiters share price significantly outperforming the level at which RPS holders participate in upside share price performance.

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                        Section 4: The Value of the RPS

The value to hold can be estimated by performing a discounted cash flow valuation of the expected proceeds from holding the RPS. Alternatively, the market trading of RPS prior to the announcement of the Proposed Merger adjusted for interest rate movements may be used to estimate the value of holding the RPS to maturity.

Given the sensitivity of the value of the RPS to the discount rate assumed when a discounted cash flow model is used we have adopted the market trading levels of the RPS as an estimate for the value of holding the RPS to maturity and cross checked that to a discounted cash flow valuation to examine the implied yield on the RPS.

In the 20 trading days prior to the date of announcement of the Proposed Merger, the RPS traded in a range of $106.25 to $107.20. After adjusting for accrued dividends we estimate the trading range for the RPS ex accrued dividend was $102.99 to $104.54.

The midpoint of the above trading range is $103.77. A value of $103.77 implies a yield of approximately 7.5%. This represents a return above the cost of the commercial bill facility for Jupiters in 2003 of approximately 5.6% and is less than our estimate of the cost of equity for Jupiters. This is consistent with our view of the risk profile of the RPS which ranks behind lenders in the event of a winding up of Jupiters but ahead of ordinary shareholders and does not carry the volatility of an ordinary share in Jupiters. In the period 4 March 2003 to 1 September 2003, long term bond rates had risen by approximately 0.5%. Being a fixed interest instrument, rising interest rates would normally result in decreases in value of the RPS. In addition, the circumstances under which the RPS would be held must also be taken into account. If the Ordinary Share Scheme is approved and the RPS Scheme is not approved, RPS holders may be holding securities issued by an unlisted entity. The Scheme Booklet notes that if the Ordinary Share Scheme is approved, TABCORP intends to procure that Jupiters apply to be removed from the official list of the ASX. If the ASX removes Jupiters from its official list, the RPS will cease to be quoted. Even if the RPS continue to be quoted, where the Ordinary Share Scheme is approved, Jupiters Ordinary Shares will cease to be quoted and this may impact on the liquidity of the RPS. If this occurs there would be very little liquidity for remaining RPS holders. Whilst RPS holders could still exercise the Special Conversion Right, under the RPS terms they forgo any accrued dividend entitlement under that option. Hence, in our view, the negative impacts of the changed circumstances of the RPS, including the potential reduction in the liquidity, accentuate the impact of the increase in interest rates. Therefore, we do not believe the value to hold the RPS exceeds $103.77.

The RPS Scheme documents also note that in circumstances where the Ordinary Share Scheme is implemented and the RPS Scheme is not, if it is entitled to do so, TABCORP Investments will seek to compulsorily acquire all of the RPS which it does not own under the general compulsory acquisition provisions of chapter 6A of the Corporations Act, although TABCORP Investments would have to pay a fair value for the RPS under those circumstances and have an Independent Expert's Report confirm fair value was being offered.

To the extent we conclude the existing offer of $105.26 is fair, in the absence of any changed circumstances, such as a significant reduction in investment rates or a significant increase in trading values of Jupiters Ordinary Shares, under a compulsory acquisition process we have no reason to expect TABCORP Investments would be required to pay an amount in excess of $105.26.

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                        Section 4: The Value of the RPS

4B VALUE UNDER REPURCHASE RIGHT

The formula for calculation of the Repurchase Amount is:

-        $100 + (25% of Premium over VWAP x Conversion Minimum) ("first leg"),
                  or

-        VWAP on Conversion Date x Conversion Minimum ("second leg").

Each of the components of the Repurchase Amount calculations are briefly discussed below.

PREMIUM OVER VWAP

The Premium over VWAP represents the difference between the Offer Price and the VWAP of Jupiters Ordinary Shares over the 20 business days immediately preceding the announcement of the Scheme of Arrangement.

The Offer Price is the value of the consideration to be received by Jupiters Ordinary Shareholders under the Scheme of Arrangement. It is defined as:

- the cash consideration offered (as at the date when the conversion notice is given) in respect of each ordinary share under the scheme, and

- if the consideration offered for each ordinary share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the directors proposed at the time of announcement of the Scheme of Arrangement or, if the non-cash consideration has been increased after announcement, the date of the most recent increase prior to the date when the conversion notice is given.

The consideration offered to ordinary shareholders includes: non-cash consideration in the form of TABCORP shares, franking credits and potentially Centrebet Notes. In valuing the TABCORP shares, we have adopted the date of announcement of the Ordinary Share Scheme as being 5 March 2003. We have calculated the midpoint of the range of value of the consideration at the date of announcement as being $6.35. The components of that consideration are set out in Table 4.1 below:

                                    TABLE 4.1

TABCORP share value                         $ 10.07
                                            -------
TABCORP shares received                        0.24
                                            -------
Value of TABCORP shares received               2.42
Cash                                           2.85
                                            -------
TABCORP Consideration                          5.27
Net Centrebet Proceeds                         0.14
Special dividend                               0.75
Value of franking credits                      0.19
                                            -------
Total Consideration                         $  6.35(1)
---------------------------------------------------

Note (1) The total consideration calculated in this table differs from the total consideration calculated in our Independent Expert's Report for the Ordinary Share Scheme as for the purposes of this report the TABCORP shares are valued as at 5 March 2003, in accordance with the RPS terms. In addition, the value of franking credits includes some value for franking credits that may be received by Jupiters Ordinary Shareholders on receipt of the Net Centrebet Proceeds. This reflects a probability that the Centrebet sale will be completed by 31 October 2003.

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                        Section 4: The Value of the RPS

The VWAP price for TABCORP shares on 5 March 2003 was $10.07 and so we have adopted that price as a reasonable reflection of the value of TABCORP shares on that day. In forming that view we have reviewed trading volumes for TABCORP shares and trading patterns and are of the view that TABCORP shares were trading in an informed market and were trading with sufficient liquidity to allow adoption of trading levels as the most appropriate estimate of market value at a point in time.

For the purposes of preparing our Independent Expert's Report for the Ordinary Share Scheme we had to consider the value of the franking credits and Net Centrebet Proceeds. A discussion of our estimate of the value of those components of the total consideration is set out at Appendices C and D respectively.

The VWAP of Jupiters Ordinary Shares over the 20 business days immediately preceding the announcement of the Scheme of Arrangement was $6.31, and therefore the Premium over VWAP is $0.04.

CONVERSION MINIMUM

The Conversion Minimum for the purposes of calculating the Repurchase Amount under the terms of the RPS is 15.5324.

VWAP ON CONVERSION DATE

The VWAP on Conversion Date is the VWAP for the Jupiters Ordinary Shares for 20 days prior to the Conversion Date. The Conversion Date will be 50 business days after the notification of a Trigger Event. Hence the VWAP will be for a period 30 to 50 business days after the notification of the Trigger Event. For the purposes of reaching our opinion, we have taken the best estimate of the VWAP on Conversion Date as being the midpoint of our valuation of consideration to be paid to Jupiters Ordinary Shareholders which is $6.51 or approximately 1.1% below trading levels for Jupiters Ordinary Shares at 1 September 2003. However at 1 September 2003 Jupiters Ordinary Shares were trading on a cum dividend basis (including a $0.12 dividend). The Jupiters Ordinary Shares will go ex dividend prior to the period for calculation of the VWAP on Conversion Date.

CALCULATION OF REPURCHASE AMOUNT

Based on the inputs above, the calculation of the two legs of the Repurchase Amount are set out in Tables 4.2 and 4.3.

                        TABLE 4.2

$100 + (25% OF PREMIUM OVER VWAP X CONVERSION MINIMUM):

-----------------------------------------------------
Premium over VWAP                           $    0.04
-----------------------------------------------------
At 25%                                      $    0.01
-----------------------------------------------------
Conversion Minimum                            15.5324
-----------------------------------------------------
25% of Premium over VWAP x
Conversion Minimum                          $    0.16
-----------------------------------------------------
Add: $100                                   $     100
-----------------------------------------------------
TOTAL                                       $  100.16
-----------------------------------------------------

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                        Section 4: The Value of the RPS

                       TABLE 4.3

      VWAP ON CONVERSION DATE X CONVERSION MINIMUM:

------------------------------------------------------
VWAP on Conversion Date (Estimate)          $     6.51
------------------------------------------------------
Multiply by Conversion Minimum                 15.5324
------------------------------------------------------
TOTAL                                       $   101.12
------------------------------------------------------

As the Repurchase Amount is the greater of the two legs of the calculation, it is the second leg of the calculation that provides a Repurchase Amount of $101.12.

Our calculation of the Repurchase Amount is based on an estimate of the VWAP on Conversion Date. The VWAP on Conversion Date could exceed our estimate depending on market and trading conditions at the time. The VWAP of Jupiters shares prior to the Conversion Date must exceed $6.77 before the Repurchase Amount exceeds the $105.26 offered by TABCORP. We have placed an upper value of $6.85 on the consideration to be provided to the Jupiters Ordinary Shareholders for their ordinary shares. Hence, it is possible for the Jupiters shares to trade at a VWAP of $6.77 or above for twenty days prior to the Conversion Date. Our upper value includes an assumed realisation value for Centrebet which, at the time of writing, is uncertain.

However, given the trading history, in our view it is unlikely that the VWAP for 20 days prior to the Conversion Date will be significantly higher than $6.77. As the VWAP is calculated for a period after the point by which RPS holders must elect whether or not to convert, they will not know the VWAP at the time of making the conversion election. We recommend RPS holders monitor the trading range of Jupiters Ordinary Shares. Prior to making any decision to convert, RPS holders should be aware that if they elect to convert, and the VWAP is less than $6.77, if their RPS are sold to TABCORP Investments they will receive less than the $105.26 offered by TABCORP under the RPS Scheme. If the VWAP exceeds $6.77, RPS holders who have elected to convert, whose RPS are sold to TABCORP Investments, will receive more than the $105.26 offered by TABCORP. To the extent the market assumes the Ordinary Share Scheme will become effective, the factors likely to influence the Jupiters VWAP will be the TABCORP share price and the market expectation as to the Net Centrebet Proceeds.

4C VALUE UNDER TRIGGER EVENT CONVERSION RIGHT

We calculate the value of the Conversion Option in Tables 4.4 and 4.5. In performing our calculation we have assumed no accrued dividends to keep the comparison consistent with the calculations of the Repurchase Amount and the $105.26 TABCORP offer.

                                    TABLE 4.4

                      ($100 + accrued and unpaid dividends)

        The lesser of (95% of Offer price) or (VWAP + 75% of Premium over VWAP);

-----------------------------------------------------------------------------------
Numerator                                                                   $   100
-----------------------------------------------------------------------------------
95% of Offer Price                                    95% of$ 6.35          $  6.03
-----------------------------------------------------------------------------------
VWAP + 75% of Premium over VWAP             $ 6.31 + (75% x $ 0.04)         $  6.34
-----------------------------------------------------------------------------------
Lesser is:                                                                  $  6.03
-----------------------------------------------------------------------------------
Conversion ratio is                         $            100/$6.03            16.58
-----------------------------------------------------------------------------------

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[PRICEWATERHOUSECOOPERS LOGO]

                        Section 4: The Value of the RPS

As the Conversion Minimum for the Conversion Option is 16.35 (as per the RPS Terms) and it is the greater of the two numbers adopted, the Conversion Ratio adopted is 16.58.

                                    TABLE 4.5

       THE CALCULATION OF THE VALUE OF THE CONVERSION RIGHT IS THEREFORE:

----------------------------------------------------
Number of Shares                               16.58
----------------------------------------------------
Multiplied by: Value of Shares(1)           $   6.51
----------------------------------------------------
Value of Conversion Option                  $ 107.94
----------------------------------------------------

Note (1) For the purposes of estimating the value of the Jupiters Ordinary
         Shares on conversion we have adopted $6.51 which is the midpoint of our estimate of the current value of the consideration offered for Jupiters Ordinary Shares. The range is $6.16 to $6.85. This is higher than our assessment of the offer price for the purpose of the calculation of the Repurchase Amount and the conversion ratio because under the RPS Terms the offer price is measured at the date of announcement and the TABCORP share price has risen since the date of announcement. The midpoint of the TABCORP share price adopted is $10.75 which at 0.24 TABCORP shares for each Jupiters Ordinary Share is $2.58 per Jupiters Ordinary Share. With reference to Table C2 in Appendix C of this report, if $2.58 is substituted for $2.42 as the value of TABCORP shares received the total consideration value is $6.51.

The value of the Conversion Option is before transaction costs that would be incurred if the Jupiters Ordinary Shares acquired were to be sold. In addition, it assumes the Jupiters Ordinary Shares realise a value of $6.51, which may not be the case as RPS holders will be exposed to movements in the price of Jupiters Ordinary Shares between electing to convert and the conversion being effected.

While the Conversion Option value (pre realisation costs) exceeds both the Repurchase Amount option and the value to be received under the RPS Scheme, RPS holders do not have the ability to exercise the Conversion Option without providing Jupiters with the option of exercising its right to repurchase or arrange for the resale of the RPS. The RPS prospectus noted that Jupiters had these options upon the receipt of a Trigger Event conversion notice from the RPS holder and also stated that "...the option that Jupiters elects may not coincide with the holder's individual preference, which may be disadvantageous to them in light of market conditions or individual circumstances." Hence, in our view, the ability for Jupiters to elect to repurchase or arrange for the onsale of RPS which are the subject of a Trigger Event Conversion Notice places a limitation on the value of the Conversion Option.

4D VALUE UNDER SPECIAL CONVERSION RIGHT

RPS holders are able to deliver a Special Conversion Notice to Jupiters at any time. Under the RPS terms, Jupiters may either convert the relevant RPS into Jupiters Ordinary Shares or repurchase the RPS. In the MIA, Jupiters has committed to repurchase any RPS which are the subject of a Special Conversion Notice delivered before the Ordinary Share Scheme is implemented.

The formula for calculating the cash amount to be paid on repurchase under a Special Conversion Right is:

      VWAP (5 business days prior to Conversion Date) x Conversion Minimum

In the case of repurchases, the Conversion Date for the Special Conversion Right is the next ordinary Dividend Payment Date. For Special Conversion Notices received after the date of this Report, the Scheme Booklet indicates that the earliest date which will be a Conversion Date for the Special Conversion Right will be 9 April 2004.

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[PRICEWATERHOUSECOOPERS LOGO]

                        Section 4: The value of the RPS

Payments made under the Special Conversion Right do not include accrued dividends. As the formula for the payment of the Special Conversion Right is likely to provide a similar result to the second leg of the calculation of the Repurchase Amount under the Trigger Event Conversion Right, and exercising the Special Conversion Right results in the loss of any accrued dividend, amounts received under the Special Conversion Right are likely to be less than amounts received under the Trigger Event Conversion Right. The only circumstance where the amount received under the Special Conversion Right exceeds that received under the Trigger Event Conversion Right is if the VWAP for Jupiters Ordinary Shares for the 5 business days prior to the Special Conversion Date exceeds the VWAP for the 20 business days prior to the Trigger Event Conversion Date by a sufficient amount to outweigh the loss of accrued dividends in the case of the Special Conversion Right. However at the time of making the elections, neither of these VWAP will be known to the RPS holders.

If the Ordinary Share Scheme becomes effective, Jupiters Ordinary Shares are likely to have ceased trading on ASX at the Trigger Event Conversion Date. Under these circumstances, it is noted in the Scheme Booklet that the Jupiters Board considers it would be an appropriate exercise of the Board's discretion under the RPS Terms to adjust the VWAP for Jupiters Ordinary Shares and/or the Conversion Minimum so that RPS holders received an appropriate cash amount upon redemption as a result of lodging a Special Conversion Notice.

We have not attempted to separately estimate the value to an RPS holder of the Special Conversion Right Conversion Option as Jupiters have indicated their intention to repurchase RPS which are the subject of a Special Conversion Notice. However we note that given the Special Conversion Right Conversion Option does not reflect any value for accrued dividends and the Conversion Minimum is not adjusted for a conversion discount, we expect the amount payable under a Special Conversion Notice Conversion Option would be less than an amount payable under a Trigger Event Conversion Option.

4E FAIRNESS CONCLUSION

The value of holding the RPS is estimated at $103.77, this is the midpoint of the trading range in the 20 days prior to the announcement of the offer.

The value of the RPS under the Repurchase Amount is estimated at $101.12, and we estimate the value of the RPS under the Special Conversion Right is likely to be less than this.

In our opinion the consideration offered of $105.26, plus accrued dividends, by TABCORP is fair because on our assessment it is not less than the value available to an RPS holder through continuing to hold the RPS or exercising the Conversion Right arising from the RPS Scheme or exercising the Special Conversion Right. However, we recommend RPS holders continue to monitor the trading range of Jupiters Ordinary Shares to consider the likelihood of a 20 day VWAP prior to conversion exceeding $6.77.

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[PRICEWATERHOUSECOOPERS LOGO]

Opportunities for a Higher Value

As well as satisfying the criteria of being fair and making RPS holders better off, if the RPS Scheme is to be in the best interests of RPS holders it must also be the best alternative available. By best alternative, we mean capable of delivering most value to RPS holders. In our view, subject to no significant fall in interest rates, the only ways RPS holders could receive greater value for the RPS is if a higher offer for Jupiters shares were to emerge, as this would produce higher conversion and repurchase values for the RPS, or if the VWAP of Jupiters Ordinary Shares prior to Conversion date exceeds $6.77.

In assessing this criteria, we have reviewed public information on Jupiters, including analyst and media reports, reviewed internal documents of Jupiters, including management and Board papers; and held discussions with the Jupiters directors, management and advisors. We have also held discussions with TABCORP management to gain an appreciation of that company's perspective about the benefits of the Proposed Merger to Jupiters Ordinary Shareholders.

We note that in assessing Jupiters' alternatives, this must be done in the light of the industry dynamics, competitive positioning, growth opportunities and risk factors which confront Jupiters at this time.

The strategic imperatives are driven out of the maturing gambling industry domestically, and require strategies which access growth from expanding product ranges, diversification across geographic markets, and access to new markets, in particular, overseas.

In this regard, the following alternatives are relevant to Jupiters Ordinary Shareholders, and in turn, the RPS holders:

-        the alternative proposal to merge with UNiTAB,

-        a merger/acquisition/takeover of Jupiters by a third party suitor.

5A  MERGER WITH UNiTAB

On 16 December 2002, Jupiters and UNiTAB boards announced that they were in discussions about a potential merger of the two entities. Subsequent announcements and media reports set out the potential deal parameters, which can be summarised as:

- the merger would have most likely been effected through an acquisition of all the shares in Jupiters by UNiTAB issuing new shares in exchange to Jupiters shareholders, with no cash component,

- the merger was to be "of equals", implying that an exchange ratio would not confer a premium on Jupiters shareholders but would rather be based on the relative market values of the two companies, and

- the merger benefits for Jupiters shareholders would be realised over time in the form of short-term synergies and other intangible benefits mainly in the form of diversification benefits, coupled with greater size and scale to compete.

The synergies were identified to be in the form of cost savings and revenue enhancements. Cost savings revolved around:

-        savings in corporate and support services costs,

- operational efficiencies across the gaming, sports betting and wagering businesses, and

[PRICEWATERHOUSECOOPERS LOGO]

                Section 5: Alternatives - is there a better one?

- revenue opportunities in on-line and sports betting, as well as the opportunity to expand the amount of higher value commission business through the casinos whilst keeping the commission revenue (and risks) at a similar percentage of total revenue.

Upon announcement by Jupiters and UNiTAB of these discussions, the share prices of both organisations adjusted, as set out in the following graph:

                                   FIGURE 5.1

                         JUPITERS & UNiTAB SHARE PRICE

[LINE GRAPH]

The information had a clear price impact in the market, with Jupiters' share price rising 6% in the days following the UNiTAB announcement even though details of the UNiTAB merger proposal were still unclear. However, this public announcement essentially then put Jupiters into "play" by signalling to the market that the directors would be prepared to consider offers in relation to Jupiters shares providing the value benefit was clear for shareholders. Based on market speculation at the time, it is possible that the Jupiters share price was reflecting both this proposal and the possibility of another bid. However, on the TABCORP announcement there was a large increase in Jupiters share price, clearly reflecting the market's preference for that offer.

On an individual analysis, the UNiTAB proposal did offer benefits to shareholders over a stand alone Jupiters strategy, in the form of greater scale and extraction of value from synergies.

However, in comparing this to the TABCORP proposal, in our view, for the following reasons, the UNiTAB proposal did not offer the level of benefit contained in the TABCORP proposal:

- there was no control premium to be offered, compared to a significant control premium being offered by TABCORP,

[PRICEWATERHOUSECOOPERS LOGO]

                Section 5: Alternatives - is there a better one?

- there was to be no cash alternative, compared to a significant cash component in the TABCORP proposal,

- the cost and revenue synergies identified in the UNiTAB proposal were in the main also attainable by TABCORP,

- the cost and revenue synergies have been priced into the TABCORP consideration whereas the UNiTAB proposal required Jupiters shareholders to receive the benefit over time as the synergies are extracted, and

- the diversification, scale and size benefits were potentially greater from TABCORP, given that it:

         - offers greater geographical and jurisdictional spread compared to UNiTAB which has only small wagering and gaming activities based outside of Queensland,

         - has a larger balance sheet, underlying earnings and cash flow than UNiTAB, and

         - has greater market capitalisation, and corresponding liquidity in share price trading.

In our view, the TABCORP merger proposal offers benefits superior to UNiTAB, as measured by the 15.5% premium in the TABCORP consideration over the post-UNiTAB trading range. This premium is calculated by comparing the VWAP between the announcement of initial TABCORP discussions and the TABCORP merger announcement, and the VWAP between the UNiTAB announcement and the announcement of initial TABCORP discussions.

5B  OTHER POTENTIAL SUITORS

Following the UNiTAB proposal becoming public knowledge, TABCORP quickly emerged as a competing suitor, culminating in an announcement on 10 January 2003 that discussions had commenced between it and Jupiters. A period of negotiation and review followed, in parallel with UNiTAB discussions, which concluded with the Jupiters board recommending the TABCORP proposal on 5 March 2003.

The process of negotiation with TABCORP was conducted publicly and ample opportunity existed (and still does), for other suitors to emerge, however, no other bids/offers have been received to date.

In our view, a potential acquirer would have to be an established operator in the gambling and entertainment sector in order to match the full price and synergy benefits implicit in the TABCORP proposal.

Furthermore, potential acquirers would have to have a significant capital base to afford a company of Jupiters' size, with the probity aspects most likely deferring foreign buyers from entering an active bidding war. These criteria in our view confine the potential acquirers to a relatively small list of substantial and compatible companies.

In our view, because the TABCORP Merger Proposal offers a price including a control premium for Jupiters Ordinary Shareholders, it is unlikely that another suitor would emerge from this group who would be willing to pay a higher price and with a similarly large cash component.

[PRICEWATERHOUSECOOPERS LOGO]

                Section 5: Alternatives - is there a better one?

5C  VWAP OF JUPITERS ORDINARY SHARES

In the absence of another merger or takeover offer by a third party suitor and assuming the market expects the Ordinary Share Scheme to become effective, the Jupiters Ordinary Share price will be influenced by the TABCORP share price and the market expectation of the Net Centrebet Proceeds. We have placed an upper value of $6.85 on the consideration to be provided to Jupiters Ordinary Shareholders, hence it is possible for the VWAP of Jupiters Ordinary Shares prior to the Conversion date to exceed $6.77. In these circumstances, conversion would be a better alternative for RPS holders. However, given the trading history of Jupiters Ordinary Shares, in our view it is unlikely that the VWAP for 20 days prior to the Conversion date will be significantly higher than $6.77. As the VWAP is calculated for a period after the point by which RPS holders must elect whether or not to convert, they will not know the VWAP at the time of making the conversion election. We recommend RPS holders monitor the trading range of Jupiters Ordinary Shares.

[PRICEWATERHOUSECOOPERS LOGO]

Is it reasonable for RPS holders to approve the RPS Scheme?

As RPS holders will receive cash if they accept the TABCORP offer there are a limited number of additional considerations relevant to deciding whether to approve the RPS Scheme.

Relevant points for the RPS holders to consider include:

- the consideration to be received under the RPS Scheme includes any accrued dividends up to the merger implementation date

- the Jupiters Board have amended the terms of the RPS, in accordance with their right under the RPS terms. Our assessment has been prepared under the amended terms and the amended terms will remain in place regardless of whether the RPS Scheme becomes effective so this does not impact on the reasonableness of the RPS Scheme

- Jupiters has committed in the MIA to exercising its repurchase option to arrange for the sale of RPS to TABCORP on receipt of conversion notices received from RPS holders. Whilst this results in a lesser amount for RPS holders than may have been realised under the conversion option, the repurchase option is a right of Jupiters under the RPS terms. The RPS prospectus made it clear Jupiters had this right and that if Jupiters elected to exercise the right it may be disadvantageous to RPS holders. In addition, the value of the conversion option is before transaction costs that would ultimately be incurred in the conversion of Jupiters Ordinary Shares to cash. Therefore, in our view, the exercise of the repurchase option by Jupiters is commercially reasonable

- it is a condition of the RPS Scheme that the Ordinary Share Scheme be approved. This is commercially reasonable given TABCORP would not wish to purchase RPS if they were not in control of the Jupiters Ordinary Shares.

In light of our assessment of the RPS Scheme in Sections 4 and 5 and our consideration of the other commercial considerations surrounding the RPS, we are of the view that it is reasonable for the RPS holders to approve the RPS Scheme.

[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX A

APPENDIX A - QUALIFICATIONS, DISCLAIMERS AND CONSENTS

QUALIFICATIONS

PricewaterhouseCoopers Securities Ltd is a member of PricewaterhouseCoopers, a large international firm of Chartered Accountants which has had extensive experience in providing corporate financial advice and in the preparation of independent expert reports. PricewaterhouseCoopers Securities Ltd is a licensed Dealer (No 11203) under the Corporations Act. Mr Ron Higham is a Fellow of The Institute of Chartered Accountants in Australia and holds the degrees of Bachelor of Business (Accounting) and Masters of Financial Management. He is an Adjunct Professor of Finance at the University of Queensland. He has been a partner of PricewaterhouseCoopers for 17 years, and is the Chairman of PricewaterhouseCoopers Securities Ltd. Mr Andrew Wellington is a Chartered Accountant and an associate of the Securities Institute of Australia. He holds a Bachelor of Commerce and a Masters of Accounting. He has been with PricewaterhouseCoopers for 13 years. He is also a partner of PricewaterhouseCoopers, and is an authorised representative of PricewaterhouseCoopers Securities Ltd.

DECLARATIONS

Neither PricewaterhouseCoopers Securities Ltd nor PricewaterhouseCoopers has any interest in the outcome of the proposed transaction to be put to shareholders. PricewaterhouseCoopers Securities Ltd is entitled to receive a fee of $715,000 for the preparation of this report and the Independent Expert's Report prepared in relation to the Ordinary Share Scheme, based on time spent at our normal hourly rates for this type of work and will be reimbursed for out of pocket expenses incurred. The fee payable to PricewaterhouseCoopers Securities Ltd is payable regardless of the outcome of the proposed transaction. In addition, PricewaterhouseCoopers Securities Ltd has been indemnified by Jupiters Limited in relation to any claim arising from or in connection with its reliance on information provided by Jupiters Limited. None of PricewaterhouseCoopers Securities Ltd, PricewaterhouseCoopers, Mr Higham or Mr Wellington hold shares in Jupiters Limited or TABCORP Holdings Limited and have not held any such beneficial interest in the previous two years. Drafts of this report dated 23 June 2003 and 22 August 2003 were presented to the directors of Jupiters Limited, TABCORP Holdings Limited and their respective advisors for review of factual information contained in the reports. No significant changes were made to the report as a result of those reviews.

PURPOSE OF REPORT

This report has been prepared at the request of the directors of Jupiters Limited for inclusion in the Scheme Booklet and should not be used for any other purpose. In particular, it is not intended that this report should serve any purpose other than an expression of our opinion on the Proposed Merger. This report has been prepared solely for the benefit of the directors of Jupiters Limited and for the benefit of those persons who are expressly entitled to vote at the meeting. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution, letter or statement (other than the Scheme Booklet mentioned above) without the prior

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written consent of PricewaterhouseCoopers Securities Ltd to the form and context in which it appears.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND FORECAST FINANCIAL INFORMATION

- Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Jupiters Limited, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

         - the re-occurrence of the SARS virus in Asia, particularly insofar as such developments impact on the patronage of high-value overseas casino players or of local Asian players

         - the continuation of relatively low levels of economic growth in key Asian markets

         - the impact of terrorism and other acts as a result of continuing unrest in the Middle East

- changes in laws, regulations or governmental policies (or the interpretation of those laws, regulations or policies) which may adversely impact upon the gaming industry in general or the Company in particular

- any adverse changes in general economic conditions, and a decline in discretionary spending as a result thereof

-        other factors referenced in this report.

Shareholders' attention is drawn to the developments and to uncertainties affecting Jupiters' business that are discussed throughout the Scheme Booklet and this report.

DISCLAIMER AND CONSENTS

PricewaterhouseCoopers Securities Ltd's sole involvement in this Scheme Booklet has been the preparation of this report and accordingly we take no responsibility for the content of the Scheme Booklet as a whole.

PricewaterhouseCoopers Securities Ltd has consented to the inclusion of this report in the form and context in which it is included as an annexure to the Scheme Booklet to be sent to shareholders in Jupiters Limited.

In preparing this Report, Jupiters has indemnified PwCS, PricewaterhouseCoopers and its employees, officers and agents against any claim, liability, loss or expense, cost or damage, including legal costs on a solicitor client basis, arising out of reliance on any information or documentation provided by Jupiters which is false and misleading or omits any material particulars or arising from a failure to supply relevant documentation or information.

In addition, Jupiters has agreed that if it makes any claim against PricewaterhouseCoopers for loss as a result of a breach of our Contract, and that loss is contributed to by its own actions, then liability for its loss will be apportioned and is appropriate having regard to the

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respective responsibility for the loss, and the amount Jupiters may recover from us will be reduced by the extent of its contribution to that loss.

                                                                              32
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[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX B

APPENDIX B - SOURCES OF INFORMATION

In preparing our report we have had access to and relied upon the following sources of information:

- Annual reports (audited) for Jupiters Limited for the five years ended 30 June 2002

-        Audited financial report for Jupiters Limited for the year ended 30
         June 2003

- Audited financial report for TABCORP Holdings Limited for the year ended 30 June 2003

- Audited annual report for TABCORP Holdings Limited for the year ended 30 June 2002

- Various brokers' reports concerning Jupiters Limited and comparable companies

-        Share market data and related information (Bloomberg and Reuters)

-        Jupiters Reset Preference Shares Prospectus dated 28 February 2002

-        Corrs Chambers Westgarth Reset Preference Shares Paper

-        Centrebet Information Memorandum dated 16 April 2003

- Jupiters ASX announced details on 12 June 2003 which included the amended RPS terms

-        Counsel opinion on Jupiters RPS

We have also had the benefit of discussions with the independent directors and management team of Jupiters Limited and TABCORP Holdings Limited in relation to the historical and prospective operating and financial performance of each company.

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[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX C

APPENDIX C - THE MERGER CONSIDERATION FOR JUPITERS ORDINARY SHARES

INTRODUCTION AND APPROACH

Leaving aside the proceeds from the sale of the Centrebet business, the component of consideration from the TABCORP Group, for each Jupiters Ordinary Share held, is (on average):

-        0.24 shares in TABCORP, and

-        $2.85 in cash.

The component of consideration from Jupiters, for each Jupiters Ordinary Share held, is:

-        $0.75 in cash via payment of a fully franked special dividend, plus

- Additional consideration is provided for in relation to the sale of the Centrebet business,

         - if the sale of Centrebet completes before 31 October 2003, the consideration will be the Net Centrebet Proceeds from Jupiters by way of a fully franked dividend, or

         - if the sale of Centrebet completes after 31 October 2003, an unsecured note from TABCORP Issuer under which TABCORP Issuer will pay the value of the Net Centrebet Proceeds to Jupiters Ordinary Shareholders when such proceeds are received.

Should an Agreement for the sale of Centrebet not be entered into by 30 June 2004 and completed by 30 September 2004, TABCORP will be under no further obligation to dispose of Centrebet and so the interests of Jupiters shareholders in the Centrebet business will be diluted significantly. In light of progress made with the sale process to date we consider this to be a low probability and have included the estimated net proceeds for Centrebet as part of the consideration.

In placing a value on the consideration offered by TABCORP we have assumed each shareholder receives the base offer of cash and shares, or option 1, as set out in paragraph 2.17 of this report. This is the appropriate basis to make the comparison on as Jupiters shareholders will be able to participate in the alternative maximum cash or maximum share options, only if additional cash or shares are available in the respective pools. This, in turn, will be dependent on the preferences of other Jupiters Ordinary Shareholders. These preferences are unknown at this time.

In our view, the value of the TABCORP shares being offered should be considered as a portfolio value. This is because the post-merger value of the shares will reflect only portfolio trades in the shares. Whilst there may be a future opportunity to share in a control premium if TABCORP were to be taken over, this is not a scenario that we consider likely in the short term.

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We estimate at a share price of $10.07 a multiple of 8.4 times pro-forma 2003
EBITDA is implied. We consider such an implied multiple reasonable. We have reviewed the trading in TABCORP shares, market announcements and broker reports and we are satisfied that:

- there are no restrictions on TABCORP shares which could prevent sufficient trading to produce an unbiased share price, and

- the announcements and public analysis of the Proposed Merger have provided sufficient information for the market to properly assess the costs and benefits of the Proposed Merger.

We are also satisfied the market is capable of assessing information quickly. The announcement of the proposed merger was made at 11.18am on 5 March 2003 and so the market had time to incorporate that information into trading by the close of trading at 4.00pm.

For the purposes of calculating the Repurchase Amount under the RPS Terms, it is the value of the consideration at the date of announcement which is relevant. Hence the value of the TABCORP shares has been taken as the VWAP on 5 March 2003, which is the date of announcement. That price was $10.07.

The TABCORP shares are liquid and well traded. Its share turnover during the twelve months prior to the announcement of the Proposed Merger averaged 8.97% per month of total shares on issue. We calculate this places TABCORP in the top quartile of the ASX 200 in terms of the value of shares traded as a percentage of market capitalisation. The company is followed by most of the major broking houses because of its relative size, with a 100% free float that allows full participation in appropriate indices.

For the purposes of estimating the value of the consideration for the purposes of the RPS terms, the value of a TABCORP share is taken as $10.07. As Jupiters Ordinary Shareholders receive 0.24 TABCORP shares for each Jupiters Ordinary Share, the value of the TABCORP Shares to be received under the Ordinary Share Scheme is equal to $2.42 per Jupiters Ordinary Share. The remaining components of the consideration are:

-        cash component

-        Net Centrebet Proceeds, and

-        special dividend.


CASH COMPONENT

We have valued the cash component at its face value of $2.85.

NET CENTREBET PROCEEDS

On 12 August 2003 Jupiters announced to the market it was in final sale negotiations with shortlisted parties and the prices being negotiated were in the $60 million to $70 million range. Based on disclosures made by Jupiters management on 12 August 2003, we estimate the maximum gross sale proceeds received will be $70 million. At the low end we have allowed no benefit for Jupiters Ordinary Shareholders recognising the risk that no sale will be achieved by 30 September 2004. Therefore in estimating the gross sale

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proceeds for Centrebet we have adopted a range of between nil and $70 million.
In Appendix D we have discussed the Centrebet business and the EBITDA multiples implied by the estimated gross sale proceeds.

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In order to estimate the Net Centrebet Proceeds, we have also estimated the tax payable on the Centrebet disposal and the sale costs. Based on a CGT cost base of $23.4 million, sale costs of $4.0 million and estimated purchase price adjustments of $2.1 million, our estimate of the Net Centrebet Proceeds is nil to $0.27 per share as set out in Table 6.6.

                                    TABLE C1
                       ESTIMATE OF NET CENTREBET PROCEEDS

                                                                LOW            HIGH
                                                             $ MILLION      $ MILLION
                                                             ---------      ---------
Gross sale proceeds                                                 -           70.0
Add: Net purchase price adjustments                                 -            2.1
Less:
Tax payable                                                         -          (13.4)
Costs                                                               -           (4.0)
                                                             --------       --------
Net proceeds                                                        -           54.7
                                                             --------       --------
Shares on issue                                                 201.8          201.8
                                                             --------       --------
NET PROCEEDS PER SHARE                                              -          $0.27
                                                             ---------      --------

The calculation of the offer price for the RPS is as at the date of announcement, 5 March 2003. Whilst the estimated range of gross sale proceeds is made with the knowledge of recent announcements made by Jupiters, in our view, those announcements provide information as to what the value of Centrebet was at 5 March 2003, particularly given the regulatory issues Centrebet faces in the Nordic regions existed at 5 March 2003.

As the calculation of the offer price for the RPS requires a single point estimate we have adopted the mid point of $0.14 as our point estimate of the Net Centrebet Proceeds.

SPECIAL DIVIDEND

Jupiters Ordinary Shareholders will receive a fully franked cash dividend of $0.75 following approval of the Proposed Merger. We have valued the cash component at its face value of $0.75. In considering the value of the franking credits, we have compared the value of receiving a fully franked dividend to an unfranked dividend for different classes of shareholder.

The franking credits which attach to the dividend potentially carry a different value for different classes of shareholders. Franking credits reflect the payment of company tax, at a rate of 30%, on profits, the benefit of which is passed to shareholders via franking (or attaching the credit to) the dividend. The maximum benefit available on the special dividend is $0.32 which is available to resident shareholders who are on a zero tax rate, and who will receive a cash refund of $0.32. In contrast, those resident shareholders who are on the top marginal tax rate of 48.5% receive a benefit of approximately $0.16 compared to their after-tax position from receipt of an unfranked dividend of $0.75.

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Non-resident shareholders will obtain some benefit from the receipt of franking credits in that franked dividends do not attract dividend withholding tax, whereas unfranked dividends do. However, in most jurisdictions that have a tax treaty in place with Australia, the non-resident taxpayer will receive credit in their country of residence for Australian dividend withholding tax paid and so the benefit will only be one of timing. Hence at a practical level we have assumed the benefit of receiving a franking credit for non-resident shareholders will be nil.

Whilst it is possible to determine that the franking credit carries value, it is not possible to be precise as its quantum depends on the tax position and residency of the recipient shareholder. In this case, based on a range of values from nil to $0.32 for the franking credits attaching to the special dividend, we have adopted the mid-point of $0.16 as our estimate of value attaching to the credits for each Jupiters Ordinary Share. However, individually, Jupiters Ordinary Shareholders should seek independent advice in relation to their specific circumstances to determine the value of the franking credits to them.

The estimated Net Centrebet Proceeds are in the range of nil to $0.27 for each Jupiters Ordinary Share. As long as the Centrebet sale is completed on or before 31 October 2003 the Net Centrebet Proceeds will be distributed by way of a fully franked dividend. The franking credits attaching to the proceeds are estimated to be nil to $0.12 for each Jupiters Ordinary Share. In each case, as noted above, the value of the franking credits can range from nil to face value. We estimate the mid point of the benefits to be received from the franking credits as being in a range of nil to $0.06 for each Jupiters Ordinary Share. As the calculation of the offer price for the RPS requires a single point estimate we have adopted $0.03 as our estimate of the value of the Centrebet franking credits.

SUMMARY OF TOTAL CONSIDERATION

Table C2 below summarises our calculation of the value of the consideration offered which is $6.35. This assumes franking credits are distributed to Jupiters shareholders on the $0.75 dividend and the Net Centrebet Proceeds.

                                    TABLE C2

Value of TABCORP shares received                         2.42
Cash                                                     2.85
Net Centrebet Proceeds                                   0.14
Special dividend                                         0.75
                                                         ----
Consideration value without franking credits             6.16
Value of franking credits - Centrebet                    0.03
Value of franking credits - Special dividend             0.16
                                                         ----
Consideration value                                      6.35
                                                         ----

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[PRICEWATERHOUSECOOPERS LOGO]                                         APPENDIX D

APPENDIX D - VALUE OF CENTREBET PTY LIMITED (CENTREBET)

OVERVIEW OF THE BUSINESS

Centrebet is one of the world's leading internet sports bookmakers, offering fixed odds betting services on a wide variety of sporting, entertainment and political events around the globe. Centrebet Pty Limited is based in Alice Springs, Northern Territory and operates through the website www.centrebet.com. A wholly owned subsidiary, Jupiters UK Limited operates www.centrebet.co.uk from the UK.

Centrebet began operations in 1992 and was a pioneer of telephone sports betting in Australia. Centrebet introduced internet sports wagering in August 1996 and by July 1998, the Centrebet site was replicated in all Nordic languages in response to strong demand from that region.

Jupiters acquired Centrebet in 1998 from the business' founders. The Centrebet business now comprises assets owned by Centrebet Pty Limited, Jupiters Limited (Jupiters), Jupiters UK Limited (Jupiters UK) and Centrebet Limited (Centrebet
UK).

PRODUCTS

Centrebet offers betting options on many different sports, including more than 20 international football competitions, golf, tennis, motor racing, ice hockey, rugby union and cricket. Australian sports such as Australian rules football and rugby league and popular Nordic sports such as bandy, floorball and handball are also offered. In addition, Centrebet runs books on special events including political elections and annual events such as the Academy Awards and the Eurovision song contest. Since May 2000, when the horseracing division of Centrebet was sold, Centrebet has ceased to offer daily horseracing product but does offer selected racing events.

In the year to 30 June 2003, Centrebet framed over 170,000 markets covering 50 sports. Of these sports, the major contributors to turnover are football (soccer), tennis, ice hockey and basketball. Together these sports accounted for over 70% of Centrebet's turnover in 2003.

Different types of fixed odds bets are offered by Centrebet, including single bets and multiple bets (multi-bets). Higher margin multi-bets have grown at over 60% per annum on average since 2001 compared with approximately 43% for single bets. Multi-bets now represent over 70% of all bets placed with Centrebet.

DISTRIBUTION AND MARKET

Centrebet Pty Limited is licensed by the Northern Territory Government to offer sports and race bets by both telephone and the internet. However, internet transactions have become an increasingly dominant driver of turnover. In the 12 months to 30 June 2003, internet transactions provided approximately 90% of the value of bets received and approximately 99% of the number of bets received.

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As mentioned above, Centrebet accepts bets internationally and maintains its website in English, the Nordic languages (Danish, Finnish, Swedish and Norwegian), German, French, Italian, Spanish, Portuguese and Dutch. Northern Europe and Australasia contribute over 80% of turnover, reflecting the strength of Centrebet's traditional Australian base and the early-mover advantage from its Nordic client base.

CUSTOMER NUMBERS AND BETS

Centrebet's customer base has grown at a compound annual growth rate of 56% since 1999. At present, Centrebet has over 145,000 customer accounts with approximately 60,000 considered active (those who have registered bets in the last six months). The diversity of the customer base is significant with customers in almost 100 countries.

A survey conducted in October 2002, showed that of over 10,000 customers who responded, 56% used Centrebet exclusively for their internet sports betting activities. The survey also indicated that approximately 63% of these customers had been a customer for more than a year.

IT INFRASTRUCTURE

The IT facilities at Centrebet are highly sophisticated. They are required to maintain a 24 hours a day/7 days a week global operation experiencing irregular peak processing periods with negligible unplanned downtime.

The primary servers are located in Alice Springs. Live bets are received from one of three web host locations (Alice Springs, London and Brisbane), each location having dual redundant systems with firewall protection and load balancing.

Centrebet predominantly uses Compaq hardware for reliability and for the presence of maintenance and support facilities in Alice Springs and the other locations. Hardware applications typically run in redundant pairs, allowing almost immediate fail over if required. Network infrastructure is based on Cisco and Netgear appliances.

The main sports betting software package upon which Centrebet operates is called 'Centaur'. Centaur draws upon the functions of a Jupiters-wide hosting platform called 'Cougar'. The Centaur system is Centrebet's second generation sports betting package and incorporates a risk-management module to assist bookmakers manage risk in open books.

REGULATION

Centrebet Pty Limited holds a sports bookmaker's licence valid until 2015, issued by the Northern Territory Racing Commission (NTRC) under the Racing and Betting Act, which authorises the sports bookmaker to conduct betting activities by phone, by fax or via the internet. The Northern Territory licence allows Centrebet to accept bets on national and international sports events listed on the `Declaration of Sporting Events' issued by the NTRC.

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Jupiters UK also holds a bookmaker's permit valid until 31 May 2006, issued pursuant to the Betting, Gaming and Lotteries Act 1963 of the United Kingdom. Under this permit, Jupiters acts as an internet bookmaker in and from the UK. Under UK law, bookmakers are able to offer a variety of fixed odds betting options, including such betting options as a Numbers game.

TAXATION

Centrebet Pty Limited is subject to the regulations and taxes as defined by the Government of the Northern Territory. Currently, Centrebet is subject to the following tax regime:

-        International bets:

         -        0.25% of sporting and entertainment turnover

         -        0.33% of racing turnover.

-        Domestic bets:

         -        0.00% of sporting and entertainment turnover

         -        0.33% of racing turnover

         - Goods and Services Tax is applicable on domestic bets based on a rate of one-eleventh of revenue.

-        Gaming revenues:

         - the proposed rate is 4.0% of gross profits (revenue), but this is subject to confirmation

         - Jupiters UK Limited is subject to taxation levied at 15.0% of gross profits.

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FINANCIAL SUMMARY

FINANCIAL POSITION

The financial position of Centrebet as at 30 June 2003 is set out in table D1.

                                    TABLE D1

                                              30 JUNE 2003
                                                 S'000
                                              ------------
CURRENT ASSETS
Cash assets                                      14,578
Receivables                                       1,199
Other current assets                             14,750
Prepayments                                         645
                                                 ------
Total current assets                             31,172

NON-CURRENT ASSETS(1)
Plant and equipment                                   0
Deferred tax assets                                   0
Intangibles                                           0
                                                 ------
Total non-current assets                              0

TOTAL ASSETS                                     31,172
                                                 ------

CURRENT LIABILITIES
Payables                                         12,144
Current tax liabilities                               0
Provisions                                        2,618
Intercompany loans                               16,323
                                                 ------
Total current liabilities                        31,085

NON CURRENT LIABILITIES
Intercompany loan                                     0
Provisions                                            0
                                                 ------
Total non-current liabilities                         0

TOTAL LIABILITIES                                31,085
                                                 ------
NET ASSETS                                           87
                                                 ------


Note: (1) Jupiters transferred non-current assets to current at 30 June 2003 as Centrebet is for sale.

COMMENTARY

Based on discussions with management, and our review of the financial position of Centrebet, we make the following observations on the major balances:

- Cash - represents cash deposits from customers and cash required for working capital

- Other current assets - consists primarily of equipment relating to the operation of the website, including servers, betting software etc, with a written down value of $5.4 million, software development costs of $4.1 million and intangibles of $4.9 million. These assets have been transferred from non-current assets pending sale.

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-        Intangibles - consists primarily of goodwill arising from the acquisition of Centrebet from its former owner. Goodwill is being amortised over seven years on a straight line basis.

- Payables - consists primarily of amounts held on behalf of clients, together with trade debtors.

- Intercompany loan - an amount of $16.3 million is owed to Jupiters and its controlled entities, we are advised this loan will be converted to equity on the sale of Centrebet, up to a cap of $13.0 million.

SURPLUS ASSETS AND LIABILITIES

We have not identified any surplus assets or liabilities on the balance sheet of Centrebet as at 30 June 2003.

FINANCIAL PERFORMANCE

The following table outlines the audited financial performance for Centrebet for the three years ended 30 June 2003.

                                    TABLE D2

                                                        HISTORICAL YEAR ENDING 30 JUNE
                                                 2001                 2002               2003
                                                $'000                $'000              $'000
                                              -------------------------------------------------
TURNOVER

Sports betting
Europe                                          137,968             244,214             268,404
Australasia                                      71,310             103,268              99,901
Other                                            42,458              53,524              83,782
                                              -------------------------------------------------
Total Sports betting                            251,736             401,006             452,087
Horseracing                                           -                   -                   -
                                              -------------------------------------------------
TOTAL TURNOVER                                  251,736             401,006             452,087

REVENUE
Total Sports betting revenue (Gross win)         18,394              28,678              30,025
WIN RATE                                            7.3%                7.2%                6.6%
Other revenue (excl. interest income)             1,214               1,938                 899
                                              -------------------------------------------------
TOTAL OPERATING REVENUE                          19,608              30,616              30,924

EXPENSES
Employee & payroll related expenses              (3,907)             (6,035)             (6,676)
Marketing expenses                                 (419)             (1,925)             (1,799)
Government Gaming taxes                            (707)             (1,285)             (1,497)
Information Technology expenses                    (575)             (1,023)             (2,381)
Other operating expenses                         (3,530)             (5,489)             (8,640)
                                               ------------------------------------------------
TOTAL OPERATING EXPENSES                         (9,138)            (15,757)            (20,993)

EBITDA                                           10,670              14,859               9,931(1)
Depreciation                                       (611)             (1,035)             (2,120)
Amortisation                                     (2,074)             (2,074)             (2,074)

EBIT                                              7,985              11,750               5,737
Net interest income/(Expense)                       866                 590                 425
                                              -------------------------------------------------
PROFIT BEFORE TAX                                 8,851              12,340               6,162
                                              =================================================

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Notes: (1) The EBITDA of $9.9 million is based on the 2003 Centrebet accounts.
The variation from the previously announced numbers is due to corporate charges.

Source: Centrebet Pty Limited Statutory Accounts, 30 June 2001, 30 June 2002 and 30 June 2003 audited by Horwarths NT Partnership.

COMMENTARY

Based on discussions with Management and review of the financial performance of Centrebet, we note the following:

- Betting turnover has continued to increase since 2001. The growth has slowed in 2003 reflecting the increased competition from betting exchanges and other internet operators. Centrebet has implemented marketing initiatives in order to maintain new client registrations.

- Turnover is seasonal and dependent upon significant sporting events occurring around the globe. Historically, the second half of the financial year is stronger than the first half due to a higher number of key sports or events occurring in this period, however in 2003, relative to the 2002 year, Centrebet did not reproduce the benefits from the football World Cup which was held in May/June 2002

- Win rates in 2003 were approximately 6.6% reflecting a decrease over prior years

- Expenses in 2003 were higher than prior years due primarily to increased IT costs associated with the London & Brisbane server farms, and additional costs of processing credit card transactions

- EBITDA fell in the 2003 year as compared to the 2002 year, primarily as a result of the increase in expenses incurred, despite higher betting revenue

- In particular, profitability has diminished since the decision in March 2003 to sell the business due to increased competition, regulatory uncertainty and lower win rates.

The overall financial performance of the Centrebet business reflects the growth in sports betting, particularly internet based sports betting both in Australia and European markets. However, the Centrebet business was adversely impacted by the combination of the sale and the increased competition in 2003. Future growth will be dependent upon regulation of the industry in the various jurisdictions around the world. For example, recent court rulings in Holland may limit the ability of offshore entities to accept bets from Dutch citizens and new legislation in Denmark is aimed at limiting the activities of offshore entities.

Centrebet has implemented strategies to minimise the risks of regulatory action, but the risks remain and are likely to be felt in the ultimate sale price.

ESTIMATE OF GROSS CENTREBET PROCEEDS

On 12 August 2003 Jupiters announced it was in final negotiations with shortlisted parties for the sale of Centrebet. It was also disclosed that the sale price was being negotiated in the range of $60 million to $70 million. Jupiters also noted that the consideration being discussed could be entirely cash or a mixture of cash and securities.

As the Centrebet disposal process has been well marketed and it appears there is a reasonable level of interest in the business, we are of the view that the appropriate estimate

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of Centrebet's value is the amount which a buyer is prepared to pay for it. This approach is consistent with the decision taken by Jupiters to dispose of the business.

We have, however, considered the EBITDA multiples implied by the estimated gross sale proceeds for the Centrebet business. In considering the implied EBITDA multiples we have used 2003 EBITDA as the latest estimate of earnings potential. We have adopted this approach as, given the changing regulatory and competitive conditions under which Centrebet operates, we are of the view that prospective buyers will place more reliance on 2003 results than 2002 results.

                                    TABLE D3

                                             LOW              HIGH
                                          $ MILLION         $ MILLION
                                          ---------         ---------
Gross sale proceeds                          60.0             70.0
2003 EBITDA                                   9.9              9.9
                                          -------           ------
Implied EBITDA multiples                      6.1              7.1

In our view the implied EBITDA multiple range of 6.1 to 7.1 is reasonable in light of:

- EBITDA multiples of comparable listed companies both in Australia and overseas

-        The relative size of Centrebet

-        Regulatory uncertainty around Centrebet's operation in Nordic markets

-        Increased competition from UK based competitors in the Nordic markets

- The competition from betting exchange, particularly at the top end or wholesale segment of the Centrebet business.

CALCULATION OF NET CENTREBET PROCEEDS

The Net Centrebet Proceeds is the amount available to shareholders after accounting for costs of the disposal and applicable capital gains tax. Jupiters has announced that it is negotiating in a range of $60 million to $70 million, however there is some risk such a price may not be achieved. At the low end of our estimate of the gross Centrebet proceeds we have assumed Jupiters would not sell Centrebet for less than the cost base of their investment in Centrebet which is $23.4 million. At the upper end of our estimate, we assume Jupiters achieves a gross price of $70 million.

On this basis we have estimated the value to Jupiters of Centrebet as being in the range $21.5 million to $54.7 million as set out in Table D4. As for the consideration, we recognise that given the timetable set out for the Centrebet sale under the Proposed Merger there is some possibility, albeit low, that Jupiters Ordinary Shareholders may receive no proceeds. For this reason, in estimating the value of the consideration offered to Jupiters Ordinary Shareholders under the Proposed Merger we have assumed a nil value at the low end of the range.

                                    TABLE D4

                                             JUPITERS VALUATION                   CONSIDERATION
                                            LOW             HIGH              LOW              HIGH
                                         $ MILLION        $ MILLION        $ MILLION         $ MILLION
                                         -------------------------------------------------------------
Value of all equity                         23.4             70.0              -                70.0
Add: purchase price adjustments (1)          2.1              2.1              -                 2.1
Less: transaction costs(2)                  (4.0)            (4.0)             -                (4.0)
Less: capital gains tax(3)                    (-)           (13.4)             -               (13.4)
                                         -----------------------------------------------------------
Net proceeds available for distribution     21.5             54.7              -                54.7
                                         -----------------------------------------------------------

[PRICEWATERHOUSECOOPERS LOGO]

Notes:

(1) Net purchase price adjustments are based on estimates provided by Jupiters and reflect estimated adjustments relating to client deposits as well as profits of the Centrebet business to the sale date.

(2) Transaction costs are based on estimates provided by Jupiters and reflect adviser's fees and other transaction expenses.

(3) Capital gains tax has been calculated using a cost base for the shares in Centrebet of $23.4 million.

[PRICEWATERHOUSECOOPERS LOGO]

THE DIRECTORS, JUPITERS LIMITED

APPENDIX E - GLOSSARY

ASIC                            Australian Securities and Investments Commission

ASX                             Australian Stock Exchange Limited

ATO                             Australian Taxation Office

Australian gambling industry    Includes all legalised regulated gambling in
                                Australia, gambling includes lotteries, gaming and wagering.

Centrebet                       Centrebet Pty Limited

Centrebet Note                  An unsecured note to be issued by TABCORP
                                Issuer, if the sale of Centrebet is not
                                completed by 31 October 2003

Club Keno                       Joint Keno activity conducted by Tattersall's
                                and TABCORP

Cum-dividend                    The period in which a share trades with a right
                                to a dividend attached.

DCF                             Discounted Cash Flow

DPS                             Dividends per Share

EBIT                            Earnings before interest and taxation

EBITDA Earnings before interest, taxation, depreciation and amortisation

EPS                             Earnings per Share

ES                              Explanatory Statement

Gambling Gambling is the (lawful) placement of a wager or bet on the outcome of a future uncertain event

Gaming Gaming is gambling generally through casinos, keno and gaming machines

IER                             Independent Expert's Report

Jupiters                        Jupiters Limited

Keno Keno is a game where a player wagers that their chosen numbers match any of the 20 numbers randomly selected from a group of 80 numbers via a computer system or a ball draw device. In most states, Keno is linked to many venues within a particular jurisdiction, enabling the operator to offer large jackpot prizes. Keno has a fixed pay scale such that the pay out for each wager is established by rules and is independent of the total wagers made on the game

Merged TABCORP                  TABCORP Holdings Limited and subsidiaries after
                                the proposed merger with Jupiters

MIA Merger Implementation Agreement between Jupiters and TABCORP

Net Centrebet Proceeds          The balance of proceeds from the sale of
                                Centrebet less transaction costs and capital gains tax to be distributed to shareholders.
                                Further detail is provided in the MIA

[PRICEWATERHOUSECOOPERS LOGO]

THE DIRECTORS, JUPITERS LIMITED

NTA                             Net Tangible Assets

Offer Price                     Has the meaning given in the RPS Terms

Portfolio value                 The value of a share in a company without any
                                control premium

[PRICEWATERHOUSECOOPERS LOGO]

THE DIRECTORS, JUPITERS LIMITED

Premium over VWAP               The amount by which the Offer Price exceeds the
                                VWAP over the 20 business days immediately preceding the announcement of the Scheme of Arrangement.

Proposed Merger                 The proposal pursuant to the Scheme of
                                Arrangement, whereby TABCORP would acquire all the ordinary shares in Jupiters

PwCS                            PricewaterhouseCoopers Securities Ltd

RPS                             Reset Preference Shares issued by Jupiters

RPS Terms                       As defined in the Scheme Booklet

Special Conversion Notice       As defined in the Scheme Booklet

Star City                       Star City Holdings Ltd

TABCORP                         TABCORP Holdings Limited

TABCORP Investments             TABCORP Investments No 2 Pty Ltd

TABCORP Issuer                  TABCORP Issuer Pty Ltd

Trigger Event                   As defined in the Scheme Booklet

Trigger Event Conversion        As defined in the Scheme Booklet
Notice

UNiTAB UNiTAB Limited is listed on the ASX and provides wagering and betting services in Australia. The Company holds a licence to operate both on-course and off-course totalisators for race wagering in Queensland and also to conduct sports betting. The Company also offers interactive trade betting through the Internet and telephone and other services including Keno, FootyTAB and fixed odds sports betting products

WACC                            Weighted Average Cost of Capital

Wagering Wagering is gambling generally through racing and sports betting.

                                   APPENDIX G

                ERNST & YOUNG TAXATION OPINION FOR THE RPS SCHEME

[ERNST & YOUNG LETTERHEAD]

5 September 2003

The Directors
Jupiters Limited
PO Box 1400
BROADBEACH QLD 4218

Dear Sirs and Madam

JUPITERS RPS SCHEME
AUSTRALIAN TAX CONSEQUENCES FOR RPS HOLDERS

This letter has been prepared at the request of the Directors for inclusion in the Scheme Booklet dated 5 September 2003 relating to the RPS Scheme between Jupiters and RPS Holders in respect to a recommended merger with the TABCORP Group.

1.       TAX IMPLICATIONS ADDRESSED IN THIS LETTER

This letter contains a general description of the Australian income and capital gains tax consequences that will arise for RPS Holders as a consequence of the RPS Scheme. Unless otherwise defined in this letter, capitalised terms used in this letter take the same meaning ascribed to them in the Scheme Booklet.

The summary that follows is relevant only to those RPS Holders who hold their shares on capital account. RPS Holders who may hold their shares on revenue account, with a profit making intention or as trading stock, such as banks, insurance companies and professional investors should seek advice in relation to their specific circumstances.

The summary that follows is limited to the Australian income tax implications of the RPS Scheme. RPS Holders who are not resident in Australia for tax purposes should seek separate advice in relation to the taxation implications under the laws of their country of residence in relation to the RPS Scheme.

Scheme Booklet - Part 9

[ERNST & YOUNG LOGO]

2.       TAXATION IMPLICATIONS

2.1      CONSEQUENCES OF THE RPS SCHEME

         TABCORP proposes to acquire all the RPS by way of a separate scheme of arrangement, the RPS Scheme. If the RPS Scheme is approved, each RPS Holder will transfer all their RPS to TABCORP Investments and in return will receive cash consideration of $105.26 plus a payment equal to the amount of Accrued Dividend Equivalent (if any) for each RPS. The consideration that the RPS Holders will receive is specified in detail in section 13.2 of the Scheme Booklet.

         The release of the Scheme Booklet to ASX constitutes a Trigger Event under the RPS Terms. Accordingly, some RPS Holders may choose to serve a Trigger Event Conversion Notice on Jupiters rather than participating in the RPS Scheme.

         Under the terms of the Merger Implementation Agreement, Jupiters has agreed with TABCORP to arrange for any RPS subject to a Trigger Event Conversion Notice to be sold to TABCORP Investments. TABCORP Investments will provide consideration for this sale equal to the Repurchase Amount. The Independent Expert's Report states that the Independent Expert's estimate of the amount that will be payable as the Repurchase Amount will be $101.12. In addition, RPS Holders who serve a Trigger Event Conversion Notice on Jupiters will receive a payment from Jupiters equal to the amount of the dividend then accrued on those RPS.

         In addition to participating in the RPS Scheme or serving a Trigger Event Conversion Notice on Jupiters, RPS Holders may:

- convert their RPS into Jupiters Ordinary Shares at any time by delivering to Jupiters a Special Conversion Notice; or

-        continue to hold their RPS.

         These two alternatives are not altered by the RPS Scheme. As such, this letter does not deal with the tax implications of these. RPS Holders should refer to the taxation description contained in documentation issued by Jupiters at the time of the initial public offer of the RPS in relation to these matters.

2.2      DISPOSAL OF RPS UNDER THE RPS SCHEME

         The transfer of the RPS by RPS Holders to TABCORP Investments under the RPS Scheme will result in a Capital Gains Tax (CGT) event.

Scheme Booklet - Part 9

[ERNST & YOUNG LOGO]

2.2.1    AUSTRALIAN RESIDENT RPS HOLDERS

         RPS Holders who are Australian residents may make a capital gain or capital loss in respect of the CGT event. A capital gain will arise if the capital proceeds exceed the cost base of the RPS. A capital loss will arise where the capital proceeds are less than the reduced cost base of the RPS. No CGT roll-over relief will be available in respect of this transaction.

         The amount of capital proceeds from a CGT event is generally the sum of the money received or receivable and the market value of any other property received or receivable `in respect of' the CGT event. As the additional cash amount in respect of Accrued Dividend Equivalents is paid by TABCORP Investments and not Jupiters the additional cash amount relates to the CGT event and as such will form part of the capital proceeds for the CGT event. That is, even though it is calculated with reference to dividends accrued on the RPS, the amount is not paid by Jupiters to RPS Holders and as such, will not constitute a dividend. Accordingly, the capital proceeds in respect of the CGT event for each RPS are equal to the $105.26 cash payment plus the additional cash amount received in respect of the Accrued Dividend Equivalent.

         RPS Holders who are individuals, complying superannuation entities or trustees of a trust estate who have held RPS for at least 12 months should be entitled to discount the amount of any capital gain (after application of any capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33 1/3% for complying superannuation entities. Trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

         Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax at each RPS Holder's ordinary tax rate(s). Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific loss carry forward rules will apply to company and trustee RPS Holders in these circumstances.

2.2.2    NON-RESIDENT RPS HOLDERS

         RPS Holders who are not resident in Australia for tax purposes are generally only subject to Australian CGT on the disposal of assets that have the necessary connection with Australia. RPS will have the necessary connection with Australia if:

         (i) the RPS Holder and their associates have held 10% or more by value of the Jupiters Ordinary Shares at any time in the five years preceding the disposal of their RPS; or

Scheme Booklet - Part 9

[ERNST & YOUNG LOGO]


         (ii) the RPS are held in connection with the conduct of business by the RPS Holder through a permanent establishment in Australia.

         Where a non-resident RPS Holder holds RPS that have the necessary connection with Australia, the Australian taxation implications of the transfer of such RPS to TABCORP Investments are as discussed above in relation to Australian resident RPS Holders. However, relief from taxation in Australia may be available for some non-resident RPS Holders pursuant to a Double Tax Agreement (DTA). The availability of such relief will be dependent on the RPS Holder's individual circumstances and the terms of the relevant DTA. RPS Holders should seek their own professional advice in relation to this matter.

         Where a non-resident RPS Holder holds RPS that do not have the necessary connection with Australia, the RPS Holder should not generally be taxed in Australia in respect of the disposal.

         Under Australian tax laws certain payments of interest and dividends by residents of Australia to non-residents of Australia are subject to a final withholding tax. Whilst an additional cash amount will be paid by TABCORP Investments in respect of the Accrued Dividend Equivalent on the RPS, this is neither a payment of a dividend nor a payment of interest for Australian tax purposes. The withholding tax rules also contain certain provisions that can deem payments to be interest. Whilst not completely free from doubt, the better view is that these deeming provisions do not apply. Accordingly, no Australian withholding tax should be payable in respect of the additional cash amount.

2.3      DISPOSAL OF RPS AS A RESULT OF A TRIGGER EVENT CONVERSION NOTICE

         The transfer of the RPS by RPS Holders to TABCORP Investments, as a result of serving a Trigger Event Conversion Notice on Jupiters, will result in a CGT event.

         2.3.1  AUSTRALIAN RESIDENT RPS HOLDERS

                  The tax implications of the transfer of RPS to TABCORP Investments in these circumstances are the same as those described above at 2.2.1, with the exception that the capital proceeds in respect of the CGT event will equal the Repurchase Amount paid by TABCORP Investments. The amount of the dividend accrued on the RPS paid by Jupiters will not form part of capital proceeds in respect of the CGT event.

                  The payment of the accrued dividend by Jupiters will constitute a dividend for the purposes of the Corporations Act. As RPS constitute a debt interest for Australian income tax purposes, any dividend paid to RPS Holders in respect of their RPS cannot be franked. The dividend will be included in the assessable income of the RPS Holder in the income year in which the dividend is paid. Tax will be payable in respect of this dividend at each RPS Holder's ordinary tax rate(s).

Scheme Booklet - Part 9

[ERNST & YOUNG LOGO]

                  As the dividend is unable to be franked, RPS Holders will only be required to bring into assessable income the actual amount of the dividend paid by Jupiters. That is, no franking credit is required to be included in assessable income, and no tax offset (or rebate) will be available to any RPS Holder in respect of the dividend.

         2.3.2    NON-RESIDENT RPS HOLDERS

                  The taxation implications of the disposal of RPS by non-residents of Australia in these circumstances are the same as those described above at 2.2.2, with the exception that the capital proceeds in respect of the CGT event are limited to the Repurchase Amount paid by TABCORP Investments.

                  Under Australian tax laws certain payments of interest and dividends are subject to a final withholding tax. The dividend accrued on the RPS which will be paid by Jupiters will be considered a payment of interest for Australian withholding tax purposes as it is paid in respect of a debt interest.

                  A final Australian interest withholding tax of 10% will be payable in respect of the dividend received by non-resident RPS Holders unless the RPS are held in connection with the conduct of a business by the RPS Holder through a permanent establishment in Australia. Where a RPS Holder is a resident of a country with whom Australia has concluded a DTA, this rate of withholding tax may be reduced. Non-resident RPS Holders should seek their own advice concerning the existence of a Double Tax Agreement (DTA) between Australia and their country of residence and the applicable withholding tax rate.

                  Where the RPS are held in connection with a permanent establishment in Australia, the amount of the dividend paid by Jupiters will be included in the assessable income of the RPS Holder. Tax will be payable by each such RPS Holder in respect of the dividend at their ordinary tax rate(s).

3.       OTHER MATTERS

Our letter is based upon the law in effect at the date of the Scheme Booklet. It is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every RPS Holder. The above statements are not binding on the ATO and there can be no assurance that the ATO will not take a position contrary to the statements expressed herein.

Tax laws are complicated and there could be implications for RPS Holders in addition to those described above. RPS Holders should seek independent professional advice in relation to their particular circumstances.

Scheme Booklet - Part 9

[ERNST & YOUNG LOGO]

Ernst & Young's involvement is limited to the preparation of this letter. This letter does not constitute an endorsement of the RPS Scheme. Ernst & Young expresses no opinion and gives no assurance or guarantee in respect of the commercial benefits of the planned Merger.

We have provided consent for the inclusion of this letter in the Scheme Booklet. This consent has not been withdrawn at the date of this letter.

Yours faithfully

(ERNST & YOUNG)

Ernst & Young

Scheme Booklet - Part 9

                                   APPENDIX H

                                   RPS SCHEME

SCHEME OF ARRANGEMENT

PURSUANT TO SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

BETWEEN

                  JUPITERS LIMITED (ABN 78 010 741 045) of 17 Victoria Avenue, Broadbeach, Queensland, Australia

AND

                  THE HOLDERS OF FULLY PAID RESET PREFERENCE SHARES IN JUPITERS LIMITED (other than any person holding fully paid reset preference shares in Jupiters Limited on behalf of, or for the benefit of, TABCORP or any of its Related Entities)

1.       DEFINITIONS AND INTERPRETATION

1.1      DEFINITIONS

         In this document, the following definitions apply unless the context requires otherwise.

         ASIC means the Australian Securities and Investments Commission.

         ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

         ASX LISTING RULES means the official listing rules of ASX.

         BUSINESS DAY has the meaning given in the ASX Listing Rules.

         CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities, operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

         CONDITIONS PRECEDENT means the conditions precedent set out in clause 3.1.

         CORPORATIONS ACT means the Corporations Act 2001 (Cth).

         COURT means the Supreme Court of Queensland.

         DEED POLL means the Deed Poll dated 3 September 2003 executed by, amongst others, TABCORP and TABCORP Investments, pursuant to which each of TABCORP and TABCORP Investments has, amongst other things, covenanted in favour of Scheme RPS Holders to perform the obligations contemplated of it under the RPS Scheme.

SCHEME OF ARRANGEMENT

         EFFECTIVE DATE means the date on which the Scheme Order comes into effect pursuant to section 411(10) of the Corporations Act.

         EXCLUDED RPS means an RPS held by any person on behalf of, or for the benefit of, TABCORP or any of its Related Entities, and any RPS in respect of which a Conversion Notice has been given to Jupiters, and has not been withdrawn, under clause 4 of the RPS Terms and in respect of which the Conversion Date under the RPS Terms is on or before the Implementation Date.

         IMPLEMENTATION DATE means the third Business Day after the Record Date.

         JUPITERS means Jupiters Limited (ABN 78 010 741 045).

         JUPITERS BOARD means the board of directors of Jupiters.

         JUPITERS SHARE REGISTER means the register of members of Jupiters maintained pursuant to the Corporations Act.

         JUPITERS SHARE REGISTRY means Computershare Investor Services Pty Limited (ABN 48 078 279 277) of Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland.

         MERGER IMPLEMENTATION AGREEMENT means the Merger Implementation Agreement dated 12 June 2003 between TABCORP and Jupiters.

         ORDINARY SHARE SCHEME means the scheme of arrangement under Part 5.1 of the Corporations Act between Jupiters and the holders of fully paid ordinary shares in the capital of Jupiters (other than any person holding fully paid ordinary shares in Jupiters on behalf of, or for the benefit of, TABCORP or any of its Related Entities).

         RECORD DATE means 5.00pm on the fifth Business Day after the Effective Date.

         REGISTERED ADDRESS means, in relation to an RPS Holder, the address shown in the Jupiters Share Register.

         RELATED ENTITY means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

         RPS means a fully paid reset preference share in the capital of Jupiters issued on the RPS Terms.

         RPS HOLDER means each person registered in the Jupiters Share Register as the holder of RPS.

         RPS SCHEME means this scheme of arrangement, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

         RPS SCHEME CONSIDERATION means the consideration to be provided to Scheme RPS Holders for the transfer to TABCORP Investments of their Scheme RPS, ascertained in accordance with clause 5.

         RPS TERMS means the Terms and Conditions of the RPS, as set out in appendix A to the prospectus dated 28 February 2002 issued by Jupiters, as those Terms and Conditions were amended by the Jupiters Board and announced to ASX on 12 June 2003.

SCHEME OF ARRANGEMENT

         SCHEME MEETING means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in relation to the RPS Scheme.

         SCHEME ORDER means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the RPS
         Scheme.

         SCHEME RPS means the RPS on issue at the Record Date (including any RPS in respect of which a Conversion Notice has been given to Jupiters, and has not been withdrawn, under clause 4 of the RPS Terms and in respect of which the Conversion Date under the RPS Terms has not occurred) other than the Excluded RPS.

         SCHEME RPS HOLDER means each person registered in the Jupiters Share Register as the holder of Scheme RPS as at the Record Date.

         SECOND COURT DATE means the first day on which an application made to the Court for the Scheme Order is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

         TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

         TABCORP INVESTMENTS means TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375), a wholly-owned Related Entity of TABCORP.

1.2      INTERPRETATION

         Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

         (a)      The singular includes the plural and conversely.

         (b)      A gender includes all genders.

         (c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

         (d) A reference to a person, corporation, trust, partnership, unincorporated body, government agency or other entity includes any of them.

         (e) A reference to a clause is a reference to a clause of this document.

         (f) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns.

         (g) A reference to an agreement or document (including, without limitation, a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

         (h) A reference to any legislation or to a provision of any legislation includes a modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

         (i) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

SCHEME OF ARRANGEMENT

         (j) A reference to time is a reference to time in Brisbane, Australia.

         (k)      A reference to $ is to the lawful currency of Australia.

2.       PRELIMINARY

2.1      JUPITERS

         (a) Jupiters is a public company incorporated in Australia and registered in Queensland and is a company limited by shares. Its registered office is at Level 9, Niecon Tower, 17 Victoria Avenue, Broadbeach, Queensland.

         (b) Jupiters has been admitted to the official list of ASX and RPS have been granted official quotation on the stock market conducted by ASX.

         (c)      As at 31 August 2003, 1,901,735 RPS were on issue.

2.2      TABCORP

         TABCORP is a public company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at 5 Bowen Crescent, Melbourne, Victoria.

2.3      TABCORP INVESTMENTS

         TABCORP Investments is a proprietary company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at 5 Bowen Crescent, Melbourne, Victoria.

2.4      SUMMARY OF THE RPS SCHEME

         (a) If the RPS Scheme becomes effective (by virtue of the Scheme Order coming into effect in accordance with section 411(10) of the Corporations Act) then:

                  (i) all the Scheme RPS will be transferred to TABCORP Investments, and TABCORP Investments will provide the RPS Scheme Consideration to Scheme RPS Holders in accordance with the provisions of the RPS Scheme; and

                  (ii) Jupiters will enter the name and address of TABCORP Investments in the Jupiters Share Register as the holder of the Scheme RPS.

         (b) TABCORP has executed the Deed Poll in favour of the Scheme RPS Holders, pursuant to which it has covenanted to perform the obligations contemplated of it under the RPS Scheme, and to procure that TABCORP Investments performs the obligations contemplated of TABCORP Investments under the RPS Scheme.

         (c) TABCORP Investments has executed the Deed Poll in favour of the Scheme RPS Holders, pursuant to which it has covenanted to perform the obligations contemplated of it under the RPS Scheme.

SCHEME OF ARRANGEMENT

3.       CONDITIONS PRECEDENT

3.1      CONDITIONS

         The RPS Scheme is conditional on each of the following conditions precedent:

         (a) as at 8.00 am on the Second Court Date, all of the conditions set out in clause 3.1 of the Merger Implementation Agreement have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement;

         (b) as at 8.00am on the Second Court Date, the Merger Implementation Agreement has not been terminated;

         (c) the RPS Scheme has been approved by the requisite majorities of RPS Holders in accordance with section 411(4)(a) of the Corporations Act at the Scheme Meeting;

         (d) the Court has approved the Ordinary Share Scheme, with or without modification, pursuant to section 411(4)(b) of the Corporations Act;

         (e) the Court has approved the RPS Scheme, with or without modification, pursuant to section 411(4)(b) of the Corporations Act;

         (f)      such other conditions made or required by the Court under
                  section 411(6) of the Corporations Act in relation to the RPS Scheme as are acceptable to TABCORP and Jupiters have been satisfied,

         and the RPS Scheme will be of no force or effect unless and until the Conditions Precedent are satisfied.

3.2      CERTIFICATE

         At the hearing by the Court of the application for the Scheme Order, TABCORP and Jupiters will each provide to the Court a certificate confirming whether or not all of the conditions set out in clause 3.1 of the Merger Implementation Agreement have been satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

3.3      TERMINATION OF MERGER IMPLEMENTATION AGREEMENT

         In the event that the Merger Implementation Agreement is terminated, each of Jupiters, TABCORP and TABCORP Investments is released from:

         (a)      any further obligation to take steps to implement the RPS
                  Scheme; and

         (b)      any liability with respect to the RPS Scheme.

4.       IMPLEMENTATION OF THE RPS SCHEME

4.1      LODGEMENT

         Jupiters must lodge with ASIC an office copy of the Scheme Order promptly after, and in any event by 5.00pm on the first Business Day after the date on which, the Court makes that order.

SCHEME OF ARRANGEMENT

4.2      TRANSFER OF SCHEME RPS

         On the Implementation Date, all of the Scheme RPS (together with all rights and entitlements attaching to the Scheme RPS) will be transferred to TABCORP Investments, without the need for any further act by any Scheme RPS Holder, by Jupiters effecting a valid transfer or transfers of the Scheme RPS to TABCORP Investments under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

         (a) Jupiters delivering to TABCORP duly completed and executed share transfer forms (which may be a master transfer of all or part of the Scheme RPS) to transfer all of the Scheme RPS to TABCORP Investments;

         (b) TABCORP Investments executing and delivering the share transfer forms to Jupiters; and

         (c) Jupiters entering the name and address of TABCORP Investments in the Jupiters Share Register as the holder of all of the Scheme RPS.

4.3      PAYMENT OF RPS SCHEME CONSIDERATION

         In consideration for the transfer to TABCORP Investments of each Scheme RPS on the Implementation Date, TABCORP Investments will pay to each Scheme RPS Holder the RPS Scheme Consideration.

5.       RPS SCHEME CONSIDERATION

5.1      CALCULATION OF RPS SCHEME CONSIDERATION

         The RPS Scheme Consideration in respect of each Scheme RPS comprises:

         (a)      a cash amount of $105.26; plus

         (b) an additional cash amount equal to the dividend accrued on that Scheme RPS under clause 2.1 of the RPS Terms, calculated on the basis of the number of days from (and including) the immediately preceding Dividend Payment Date under the RPS Terms to (but excluding) the Implementation Date.

5.2      PAYMENT OF RPS SCHEME CONSIDERATION

         (a) The obligation of TABCORP Investments to pay the RPS Scheme Consideration will be satisfied by TABCORP Investments within five Business Days after the Implementation Date either, in relation to each Scheme RPS Holder:

                  (i) dispatching, or procuring the dispatch of, a cheque to the Scheme RPS Holder by pre-paid post to their Registered Address (as at the Record Date), such cheque being drawn in the name of the Scheme RPS Holder; or

                  (ii) making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme RPS Holder to Jupiters and recorded in or for the purposes of the Jupiters Share Register at the Record Date,

SCHEME OF ARRANGEMENT

                  for the relevant amount, with that amount being denominated in Australian dollars.

         (b) In the case of Scheme RPS held in joint names any cheque required to be paid to Scheme RPS Holders will be payable to the joint holders and be forwarded to the holder whose name appears first in the Jupiters Share Register at the Record Date.

6.       DEALINGS IN RPS

6.1      DEALINGS PRIOR TO RECORD DATE

         (a) For the purpose of establishing the persons who are Scheme RPS Holders, dealings in RPS will only be recognised if:

                  (i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Jupiters Share Register as the holder of the relevant RPS by the Record Date; and

                  (ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the Jupiters Share Registry by the Record Date.

         (b) Jupiters will register registrable transfers or transmission applications of the kind referred to in clause 6.1(a)(ii) by the Record Date. Jupiters will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of RPS received after the Record Date (other than the transfers contemplated by clause 4.2).

6.2      DEALINGS AFTER RECORD DATE

         (a) For the purpose of determining entitlements to the RPS Scheme Consideration, Jupiters will, until the RPS Scheme Consideration has been provided in accordance with the RPS Scheme, maintain or procure the maintenance of the Jupiters Share Register in accordance with this clause 6, and the Jupiters Share Register in this form will solely determine entitlements to the RPS Scheme Consideration. Each entry on the Jupiters Share Register at the Record Date relating to Scheme RPS will cease to have any effect other than as evidence of the entitlement to the RPS Scheme Consideration in respect of those Scheme RPS.

         (b) From the Record Date, all certificates and holding statements for Scheme RPS existing as at the Record Date will cease to have effect as documents of title in respect of those Scheme RPS, other than for the purpose of registering dealings in RPS in accordance with clause 6.1.

6.3      PROVISION OF INFORMATION

         On or before 9.00am on the Implementation Date, Jupiters must give to TABCORP details of the names, Registered Addresses and holdings of Scheme RPS of every

SCHEME OF ARRANGEMENT

         Scheme RPS Holder as shown in the Jupiters Share Register at the Record Date, such details to be provided in such form as TABCORP may reasonably require.

7.       GENERAL SCHEME PROVISIONS

7.1      RPS SCHEME ALTERATIONS AND CONDITIONS

         If the Court proposes to approve the RPS Scheme subject to any alterations or conditions, Jupiters may, by its counsel or solicitors but subject to the prior approval of TABCORP, consent on behalf of all persons concerned to those alterations or conditions.

7.2      COVENANTS BY SCHEME RPS HOLDERS

         Each Scheme RPS Holder:

         (a) agrees to the transfer of their Scheme RPS to TABCORP Investments, in accordance with the RPS Scheme;

         (b) without the need for any further act, irrevocably appoints Jupiters and each of the directors and officers of Jupiters, jointly and severally, as the Scheme RPS Holder's attorney and agent for the purpose of executing any document or doing any other act necessary to give full effect to the RPS Scheme and the transactions contemplated by it (including, without limitation, the provision of a proper instrument of transfer of the Scheme RPS Holder's Scheme RPS for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all or part of the Scheme RPS)); and

         (c) consents to Jupiters doing all things and executing all deeds, instruments, transfers and other documents as may be necessary or desirable to give full effect to the RPS Scheme and the transactions contemplated by it.

7.3      STATUS OF SCHEME RPS

         (a) Each Scheme RPS Holder is deemed to have warranted to TABCORP and to TABCORP Investments that all their Scheme RPS (including any rights and entitlements attaching to those shares) transferred to TABCORP Investments under the RPS Scheme will, as at the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, and that they have full power and capacity to sell and to transfer their Scheme RPS (including any rights and entitlements attaching to those shares) to TABCORP Investments under the RPS Scheme.

         (b) The Scheme RPS transferred to TABCORP Investments under the RPS Scheme will be transferred free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, that will bind TABCORP Investments.

SCHEME OF ARRANGEMENT

         (c) Pending registration by Jupiters of the name and address of TABCORP Investments in the Jupiters Share Register as the holder of the Scheme RPS:

                  (i) TABCORP Investments will be beneficially entitled to the Scheme RPS transferred to it under the RPS Scheme; and

                  (ii) each Scheme RPS Holder irrevocably appoints TABCORP Investments as its sole proxy and, where appropriate, its corporate representative to attend shareholders' meetings of Jupiters, exercise the votes attached to the Scheme RPS registered in the name of the Scheme RPS Holder and sign any shareholders' resolution of Jupiters, and the Scheme RPS Holder may not itself attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative.

7.4      EFFECT OF RPS SCHEME

         The RPS Scheme binds Jupiters and all RPS Holders from time to time and, to the extent of any inconsistency, overrides the constitution of Jupiters and the RPS Terms.

7.5      NOTICES

         Where a notice, transfer, transmission application, direction or other communication referred to in the RPS Scheme is sent by post to Jupiters, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Jupiters' registered office or at the Jupiters Share Registry.

7.6      FURTHER ASSURANCES

         Jupiters will do all things and execute all deeds, instruments, transfers and other documents as may be necessary or desirable to give full effect to the RPS Scheme and the transactions contemplated by it.

7.7      COSTS AND STAMP DUTY

         Jupiters will pay the costs of the RPS Scheme, except that TABCORP Investments will pay any stamp duty payable on the transfer by Scheme RPS Holders of the Scheme RPS to TABCORP Investments.

7.8      PROPER LAW

         The proper law of the RPS Scheme is the law of Queensland.

                                   APPENDIX I

                                    DEED POLL

                                                                       DEED POLL

                                                        TABCORP Holdings Limited

                                                TABCORP Investments No.2 Pty Ltd

                                                          TABCORP Issuer Pty Ltd

                                                           Stock Exchange Centre
                                                              530 Collins Street
                                                            Melbourne  VIC  3000
                                                             Tel  61 3 9614 1011
                                                             Fax  61 3 9614 4661
                                                                  www.aar.com.au

                                       (C) Copyright Allens Arthur Robinson 2003

Deed Poll                                          [Allens Arthur Robinson LOGO]

TABLE OF CONTENTS

1.       DEFINITIONS AND INTERPRETATION                                        2
         1.1      Definitions                                                  2
         1.2      Interpretation                                               2

2.       NATURE OF DEED POLL                                                   2

3.       CONDITIONS PRECEDENT AND TERMINATION                                  2
         3.1      Conditions precedent                                         2
         3.2      Termination                                                  2
         3.3      Consequences of termination                                  2

4.       COMPLIANCE WITH ORDINARY SHARE SCHEME OBLIGATIONS                     3
         4.1      Payment of Ordinary Share Scheme Consideration               3
         4.2      Provision of Scrip Consideration                             3
         4.3      Payment of cash amounts                                      4
         4.4      Provision of Centrebet Notes                                 4
         4.5      Joint holders                                                4
         4.6      Deferred settlement trading of TABCORP Shares                5
         4.7      Miscellaneous obligations                                    5

5.       COMPLIANCE WITH RPS SCHEME OBLIGATIONS                                5
         5.1      Payment of RPS Scheme Consideration                          5
         5.2      Payment of cash amounts                                      5
         5.3      Miscellaneous obligations                                    6

6.       REPRESENTATIONS AND WARRANTIES                                        6

7.       CONTINUING OBLIGATIONS                                                6

8.       FURTHER ASSURANCES                                                    6

9.       NOTICES                                                               6

10.      NO WAIVER                                                             7

11.      REMEDIES CUMULATIVE                                                   7

12.      AMENDMENT                                                             8

13.      STAMP DUTY                                                            8

14.      ASSIGNMENT                                                            8

15.      GOVERNING LAW AND JURISDICTION                                        8

ANNEXURE A

         Ordinary Share Scheme

ANNEXURE B

         RPS Scheme

                                                                         Page(i)

Deed Poll                                          [Allens Arthur Robinson LOGO]

DATE

BY

         1. TABCORP HOLDINGS LIMITED (ABN 66 063 780 709) of 5 Bowen Crescent, Melbourne, Victoria (TABCORP);

         2. TABCORP INVESTMENTS NO.2 PTY LTD (ABN 74 105 341 375) of 5 Bowen Crescent, Melbourne, Victoria (TABCORP INVESTMENTS); and

         3. TABCORP ISSUER PTY LTD (ABN 72 105 341 366) of 5 Bowen Crescent, Melbourne, Victoria (TABCORP ISSUER).

IN
FAVOUR OF

         1.       Each Scheme Shareholder; and

         2.       Each Scheme RPS Holder.

RECITALS

         A TABCORP and Jupiters Limited (ABN 78 010 741 045) are parties to a Merger Implementation Agreement dated 12 June 2003 (the MERGER IMPLEMENTATION AGREEMENT).

         B TABCORP is the ultimate holding company of each of TABCORP Investments and TABCORP Issuer.

         C Under the Merger Implementation Agreement, TABCORP agreed, subject to the satisfaction or waiver of certain conditions, to execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Schemes.

         D Each of TABCORP, TABCORP Investments and TABCORP Issuer is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Participants to perform its obligations under the Schemes.

Deed Poll                                          [Allens Arthur Robinson LOGO]

IT IS DECLARED as follows.

1.       DEFINITIONS AND INTERPRETATION

1.1      DEFINITIONS

         Terms defined in the Ordinary Share Scheme and in the RPS Scheme, a copy of each of which is set out in annexures A and B to this Deed Poll, respectively, have the same meanings in this Deed Poll unless the context requires otherwise. In addition:

         SCHEME PARTICIPANTS means Scheme Shareholders and Scheme RPS Holders.

         SCHEMES means the Ordinary Share Scheme and the RPS Scheme.

1.2      INTERPRETATION

         The provisions of clause 1.2 of the Ordinary Share Scheme form part of this Deed Poll as if set out in full in this Deed Poll, and on the basis that references to `this document' in that clause are references to `this Deed Poll'.

2.       NATURE OF DEED POLL

         Each of TABCORP, TABCORP Investments and TABCORP Issuer acknowledges that this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms, notwithstanding that that person is not a party to this Deed Poll.

3.       CONDITIONS PRECEDENT AND TERMINATION

3.1      CONDITIONS PRECEDENT

         Each of TABCORP's, TABCORP Investments' and TABCORP Issuer's obligations (as relevant) under:

         (a) clause 4 are subject to the Ordinary Share Scheme coming into effect in accordance with section 411(10) of the Corporations Act; and

         (b) clause 5 are subject to the RPS Scheme coming into effect in accordance with section 411(10) of the Corporations Act.

3.2      TERMINATION

         The obligations of each of TABCORP, TABCORP Investments and TABCORP Issuer under this Deed Poll to Scheme Participants will automatically terminate and the terms of this Deed Poll will be of no further force or effect if the Merger Implementation Agreement is terminated in accordance with its terms prior to the Effective Date for the Ordinary Share Scheme.

3.3      CONSEQUENCES OF TERMINATION

         If this Deed Poll is terminated under clause 3.2, then, in addition and without prejudice to any other rights, powers or remedies available to Scheme Participants:

Deed Poll                                          [Allens Arthur Robinson LOGO]

         (a) each of TABCORP, TABCORP Investments and TABCORP Issuer is released from its obligations to further perform this Deed Poll except those obligations contained in clause 13; and

         (b) Scheme Participants retain the rights they have against each of TABCORP, TABCORP Investments and TABCORP Issuer in respect of any breach of this Deed Poll by it which occurred before termination of this Deed Poll.

4.       COMPLIANCE WITH ORDINARY SHARE SCHEME OBLIGATIONS

4.1      PAYMENT OF ORDINARY SHARE SCHEME CONSIDERATION

         Subject to clause 3, in consideration for the transfer to TABCORP Investments of each Scheme Share on the Implementation Date for the Ordinary Share Scheme:

         (a) TABCORP Investments will pay to each Scheme Shareholder such amount of cash as is due to that Scheme Shareholder under the Ordinary Share Scheme as Cash Consideration;

         (b) TABCORP will issue to each Eligible Scheme Shareholder such number of TABCORP Shares as are due to that Eligible Scheme Shareholder under the Ordinary Share Scheme as Scrip Consideration;

         (c) TABCORP will issue to the Sale Agent in accordance with the Ordinary Share Scheme such number of TABCORP Shares as are attributable to Ineligible Overseas Shareholders under the Ordinary Share Scheme as Scrip Consideration;

         (d) TABCORP Issuer will issue to each Eligible Scheme Shareholder such number of Centrebet Notes (if any) as are due to that Eligible Scheme Shareholder under clause 5.1(c) of the Ordinary Share Scheme; and

         (e) TABCORP Issuer will issue to the Ineligible Note Trustee in accordance with the Ordinary Share Scheme such number of Centrebet Notes (if any) as are attributable to Ineligible Overseas Shareholders under clause 5.1(c) of the Ordinary Share Scheme.

4.2      PROVISION OF SCRIP CONSIDERATION

         In satisfaction of its obligation to issue TABCORP Shares to an Eligible Scheme Shareholder entitled to be issued TABCORP Shares under the Ordinary Share Scheme, TABCORP will:

         (a) on the Implementation Date for the Ordinary Share Scheme, cause the name and Registered Address (as at the Record Date for the Ordinary Share Scheme) of that Eligible Scheme Shareholder to be entered in the TABCORP Share Register as the holder of the TABCORP Shares issued to that Eligible Scheme Shareholder; and

         (b) within five Business Days after the Implementation Date for the Ordinary Share Scheme, procure the dispatch to that Eligible Scheme Shareholder (if their

Deed Poll                                          [Allens Arthur Robinson LOGO]

                  TABCORP Shares are held on the issuer sponsored subregister of TABCORP), by pre-paid post to their Registered Address (as at the Record Date for the Ordinary Share Scheme), of an uncertificated holding statement in the name of that Eligible Scheme Shareholder relating to the number of TABCORP Shares issued to that Eligible Scheme Shareholder.

4.3      PAYMENT OF CASH AMOUNTS

         In satisfaction of its obligations:

         (a)      to pay the Cash Consideration; and

         (b) to make any payment pursuant to clause 5.6(a) of the Ordinary Share Scheme,

         TABCORP Investments will, in the case of Eligible Scheme Shareholders, within five Business Days after the Implementation Date for the Ordinary Share Scheme, and, in the case of Ineligible Overseas Shareholders, within such later time allowed by the Ordinary Share Scheme, either, in relation to each Scheme Shareholder:

         (c) dispatch, or procure the dispatch of, a cheque to the Scheme Shareholder by pre-paid post to their Registered Address (as at the Record Date for the Ordinary Share Scheme), such cheque being drawn in the name of the Scheme Shareholder; or

         (d) make a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Shareholder to Jupiters and recorded in or for the purposes of the Jupiters Share Register at the Record Date for the Ordinary Share Scheme,

         for the relevant amount, with that amount being denominated in Australian dollars.

4.4      PROVISION OF CENTREBET NOTES

         In satisfaction of its obligation to issue Centrebet Notes (if applicable) to an Eligible Scheme Shareholder under the Ordinary Share Scheme, TABCORP Issuer will, on the Implementation Date for the Ordinary Share Scheme, cause the name and Registered Address (as at the Record Date for the Ordinary Share Scheme) of that Eligible Scheme Shareholder to be entered in the register for the Centrebet Notes as the holder of the Centrebet Notes issued to that Eligible Scheme Shareholder.

4.5      JOINT HOLDERS

         In the case of Scheme Shares held in joint names:

         (a) any uncertificated holding statements for TABCORP Shares to be issued to Scheme Shareholders will be issued in the names of the joint holders; and

         (b) any cheque required to be paid to Scheme Shareholders will be payable to the joint holders,

         and be forwarded to the holder whose name appears first in the Jupiters Share Register at the Record Date for the Ordinary Share Scheme.

Deed Poll                                          [Allens Arthur Robinson LOGO]

4.6      DEFERRED SETTLEMENT TRADING OF TABCORP SHARES

         TABCORP will use its best endeavours to procure that the TABCORP Shares to be issued pursuant to the Ordinary Share Scheme will be quoted on the stock market conducted by ASX as soon as practicable after the Effective Date for the Ordinary Share Scheme, taking into account the requirements of ASX in connection with the making of Elections, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

4.7      MISCELLANEOUS OBLIGATIONS

         Subject to clause 3:

         (a) TABCORP will comply with the obligations contemplated of it under clauses 3.2, 5.6(a) and 5.8 of the Ordinary Share Scheme, and will procure that each of TABCORP Investments and TABCORP Issuer complies with the obligations contemplated of TABCORP Investments or TABCORP Issuer (as the case may be) under the Ordinary Share Scheme;

         (b) TABCORP Investments will comply with the obligations contemplated of it under clauses 4.2(b), 4.3(a), 5.6(a) and
                  9.7 of the Ordinary Share Scheme; and

         (c) TABCORP Issuer will comply with the obligations contemplated of it under clauses 4.3(d) and (e) and 5.6(b) of the Ordinary Share Scheme.

5.       COMPLIANCE WITH RPS SCHEME OBLIGATIONS

5.1      PAYMENT OF RPS SCHEME CONSIDERATION

         Subject to clause 3, in consideration for the transfer to TABCORP Investments of each Scheme RPS on the Implementation Date for the RPS Scheme, TABCORP Investments will pay to each Scheme RPS Holder the RPS Scheme Consideration.

5.2      PAYMENT OF CASH AMOUNTS

         In satisfaction of its obligation to pay the RPS Scheme Consideration, TABCORP Investments will, within five Business Days after the Implementation Date for the RPS Scheme either, in relation to each Scheme RPS Holder:

         (a) dispatch, or procure the dispatch of, a cheque to the Scheme RPS Holder by pre-paid post to their Registered Address (as at the Record Date for the RPS Scheme), such cheque being drawn in the name of the Scheme RPS Holder; or

         (b) make a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme RPS Holder to Jupiters and recorded in or for the purposes of the Jupiters Share Register at the Record Date for the RPS Scheme,

         for the relevant amount, with that amount being denominated in Australian dollars. In the case of Scheme RPS held in joint names any cheque required to be paid to Scheme RPS Holders will be payable to the joint holders and be forwarded to the holder whose name appears first in the Jupiters Share Register at the Record Date for the RPS Scheme.

Deed Poll                                          [Allens Arthur Robinson LOGO]

5.3      MISCELLANEOUS OBLIGATIONS

         Subject to clause 3:

         (a) TABCORP will comply with the obligations contemplated of it under clause 3.2 of the RPS Scheme, and will procure that TABCORP Investments complies with the obligations contemplated of TABCORP Investments under the RPS Scheme; and

         (b) TABCORP Investments will comply with the obligations contemplated of it under clauses 4.2(b) and 7.7 of the RPS Scheme.

6.       REPRESENTATIONS AND WARRANTIES

         Each of TABCORP, TABCORP Investments and TABCORP Issuer represents and warrants that:

         (a)      it is a company validly existing under the laws of Australia;

         (b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

         (c) it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

         (d) this Deed Poll is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping.

7.       CONTINUING OBLIGATIONS

         This Deed Poll is irrevocable and remains in full force and effect until the earlier of:

         (a) each of TABCORP, TABCORP Investments and TABCORP Issuer having completely performed its obligations under this Deed Poll; and

         (b)      termination of this Deed Poll under clause 3.

 8.      FURTHER ASSURANCES

         Each of TABCORP, TABCORP Investments and TABCORP Issuer will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed Poll and the transactions contemplated by it.

9.       NOTICES

         Any notice, demand, consent or other communication (a NOTICE) given or made to TABCORP, TABCORP Investments or TABCORP Issuer under this Deed
         Poll:

Deed Poll                                          [Allens Arthur Robinson LOGO]

         (a) must be in writing and signed by the sender or a person duly authorised by the sender;

         (b) must be delivered to TABCORP, TABCORP Investments or TABCORP Issuer (as the case may be) by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last requested by TABCORP in writing:

                  5 Bowen Crescent
                  Melbourne Victoria 3000

                  Attention: The Company Secretary

                  Fax No: +61 3 9868 2726;

         (c)      will be taken to be duly given or made:

                  (i)      in the case of delivery in person, when delivered;

                  (ii) in the case of delivery by post, three business days after the date of posting (if posted to an address in the same country) or seven business days after the date of posting (if posted to an address in another country); and

                  (iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax number or name of recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the start of business on the next business day in that place.

10.      NO WAIVER

         No failure to exercise nor any delay in exercising any right, power or remedy by any of TABCORP, TABCORP Investments or TABCORP Issuer or by a Scheme Participant operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the person granting that waiver unless made in writing.

11.      REMEDIES CUMULATIVE

         The rights, powers and remedies of each of TABCORP, TABCORP Investments and TABCORP Issuer and of each Scheme Participant under this Deed Poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

Deed Poll                                          [Allens Arthur Robinson LOGO]

12.      AMENDMENT

         No amendment or variation of this Deed Poll by any of TABCORP, TABCORP Investments or TABCORP Issuer is valid or binding unless the amendment or variation is agreed to by Jupiters, which agreement Jupiters may give or withhold in its absolute discretion and without reference to or approval by any Scheme Participant. If such an amendment or variation is agreed, each of TABCORP, TABCORP Investments and TABCORP Issuer will enter into a further deed poll in favour of the Scheme Participants giving effect to such amendment or variation.

13.      STAMP DUTY

         All stamp duty (including fines, penalties and interest) that may be payable on or in connection with this Deed Poll and any instrument executed under this Deed Poll must be borne by TABCORP Investments. TABCORP Investments must indemnify each Scheme Participant on demand against any liability for that stamp duty.

14.      ASSIGNMENT

         The rights and obligations of each of TABCORP, TABCORP Investments and TABCORP Issuer and of each Scheme Participant under this Deed Poll are personal. They cannot be assigned, encumbered or otherwise dealt with and no person may attempt, or purport, to do so without the prior written consent of TABCORP and Jupiters.

15.      GOVERNING LAW AND JURISDICTION

         This Deed Poll is governed by the laws of Victoria. Each of TABCORP, TABCORP Investments and TABCORP Issuer submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed Poll.

Deed Poll                                          [Allens Arthur Robinson LOGO]

EXECUTED as a DEED POLL in Melbourne, Victoria.

EXECUTED by TABCORP HOLDINGS LIMITED
in accordance with the Corporations Act:

___________________________________________         ____________________________
Director Signature                                  Director/Secretary Signature

___________________________________________         ____________________________
Print Name                                          Print Name

EXECUTED by TABCORP INVESTMENTS NO.2
PTY LTD in accordance with the Corporations
Act:

___________________________________________         ____________________________
Director Signature                                  Director/Secretary Signature

___________________________________________         ____________________________
Print Name                                          Print Name

EXECUTED by TABCORP ISSUER PTY LTD in
accordance with the Corporations Act:

___________________________________________         ____________________________
Director Signature                                  Director/Secretary Signature

___________________________________________         ____________________________
Print Name                                          Print Name

Deed Poll                                          [Allens Arthur Robinson LOGO]

ANNEXURE A

ORDINARY SHARE SCHEME

Deed Poll                                          [Allens Arthur Robinson LOGO]

ANNEXURE B

RPS SCHEME

                                   APPENDIX J

                           NOTICES OF SCHEME MEETINGS

                       JUPITERS LIMITED ABN 78 010741 045

         NOTICE OF COURT ORDERED MEETING OF HOLDERS OF FULLY PAID ORDINARY SHARES IN JUPITERS LIMITED OTHER THAN PERSONS WHO HOLD FULLY PAID ORDINARY SHARES IN JUPITERS LIMITED ON BEHALF OF OR FOR THE BENEFIT OF TABCORP HOLDINGS LIMITED OR ANY OF ITS RELATED ENTITIES

         Notice is hereby given that, by an Order of the Supreme Court of Queensland ("COURT"), made on 5 September 2003 pursuant to section 411(1) of the Corporations Act, the Court has directed that a meeting of holders of fully paid ordinary shares in Jupiters Limited ("COMPANY"), other than persons who hold Jupiters Ordinary Shares on behalf of or for the benefit of TABCORP or any of its Related Entities, be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland on 24 October 2003 at 10.00am (Brisbane time).

         PURPOSE OF MEETING

         The purpose of the meeting is to consider and, if thought fit, to agree to a scheme of arrangement (with or without modification) to be made between the Company and Jupiters Ordinary Shareholders, other than persons who hold Jupiters Ordinary Shares on behalf of or for the benefit of TABCORP or any of its Related Entities ("ORDINARY SHARE SCHEME").

         RESOLUTION

         The Ordinary Share Scheme Meeting will be asked to consider and, if thought fit, to pass the following resolution:

         `THAT pursuant to, and in accordance with, section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company, other than persons who hold fully paid ordinary shares on behalf of or for the benefit of TABCORP Holdings Limited or any of its related entities, as more particularly set out in the Scheme Booklet of which the notice convening this meeting forms part, is agreed to (with or without modification as approved by the Court).'

         EXPLANATORY MATERIAL

         In the Scheme Booklet is a copy of the proposed Ordinary Share Scheme and a copy of the explanatory statement in relation to it which is required by section 412 of the Corporations Act.

         Capitalised terms used in this notice of meeting (and not otherwise defined in it) have the meanings set out in the Glossary of Terms contained in the Scheme Booklet of which this notice forms part.

         The Court has appointed Mr Lawrence Willett AO or, failing him, Mr John Story to act as chairperson of the Ordinary Share Scheme Meeting.

         BY ORDER OF THE BOARD OF

         JUPITERS LIMITED
         L.M. CARSLEY
         Secretary

         5 September 2003

NOTES:

1. REQUIRED MAJORITY The resolution to approve the Ordinary Share Scheme must be approved by:

         (a) a majority in number of Jupiters Ordinary Shareholders present and voting (whether in person or by proxy, attorney or corporate representative) at the Ordinary Share Scheme Meeting; and

         (b) at least 75 per cent of the total number of votes cast at the Ordinary Share Scheme Meeting.

2. COURT APPROVAL In accordance with section 411(4)(b) of the Corporations Act, the Ordinary Share Scheme must be approved by order of the Court. If the resolution set out in this notice of meeting is passed (with or without modification) in accordance with the requisite majorities set out above and the conditions precedent to the Ordinary Share Scheme referred to in Section 20.3 of the Scheme Booklet are satisfied or (where applicable) waived, the Company intends to apply to the Court for the necessary orders to give effect to the Ordinary Share Scheme.

3. VOTING BY POLL Voting at the meeting on the resolution set out in this notice of meeting will occur by poll only.

4. VOTING ENTITLEMENT Only Jupiters Ordinary Shareholders are entitled to vote at the Ordinary Share Scheme Meeting. Persons recorded in the Jupiters' Share Register as Jupiters Ordinary Shareholders as at 7.00pm on 22 October 2003 will be treated as Jupiters Ordinary Shareholders for the purpose of the Ordinary Share Scheme Meeting.

5. HOW TO VOTE Jupiters Ordinary Shareholders can vote at the Ordinary Share Scheme Meeting in one of the following ways:

         (a) by attending the Ordinary Share Scheme Meeting and voting in person;

         (b)      by appointing an attorney to attend and vote on their behalf;

         (c) in the case of corporations, by appointing an authorised corporate representative to attend and vote on their behalf; and

         (d) by appointing a proxy to attend and vote on their behalf, using the yellow proxy form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from Jupiters' Share Registry.

6. VOTING IN PERSON OR BY AUTHORISED CORPORATE REPRESENTATIVE Jupiters Ordinary Shareholders or their authorised corporate representatives who plan to attend the Ordinary Share Scheme Meeting are asked to bring with them their personalised registration letter enclosed with the Scheme Booklet and to arrive at the venue one hour prior to the time designated for the Ordinary Share Scheme Meeting, if possible, so that shareholdings may be checked against the Jupiters' Share Register and attendances noted.

         In order to vote in person at the Ordinary Share Scheme Meeting, a corporation that is a Jupiters Ordinary Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Ordinary Share Scheme Meeting evidence of their appointment, including any authority under which it is signed.

7. VOTING BY ATTORNEY Attorneys must provide to the Company the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the Ordinary Share Scheme Meeting. The power of attorney appointing the attorney must be duly executed and must specify the name of each of the Jupiters Ordinary Shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. The original or a certified copy of the power of attorney must be provided to the Company in the same manner as proxy forms and must be received by Jupiters' Share Registry or the Company by 5.00pm on 22 October 2003.

8. VOTING BY PROXY A Jupiters Ordinary Shareholder entitled to attend and vote may appoint not more than two proxies to attend and vote instead of the Jupiters Ordinary Shareholder. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the Jupiters Ordinary Shareholder's voting rights. If proportions or numbers are not specified, each proxy may exercise half the Jupiters Ordinary Shareholder's votes. A proxy need not be a Jupiters Ordinary Shareholder. For the appointment of a proxy to be effective, the yellow proxy form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from Jupiters' Share Registry (together with any power of attorney or other authority under which the proxy form is signed or a copy of that power of attorney or authority certified as a true copy by statutory declaration) must be completed and received by Jupiters' Share Registry or the Company by 5.00pm 22 October 2003.

         Proxy forms received after this time will be invalid.

A proxy form can be returned by posting it in the envelope provided (reply paid for use in Australia only) or by delivering, posting or faxing it to:

JUPITERS' SHARE REGISTRY                              JUPITERS LIMITED

Computershare Investor Services Pty Ltd               Level 9 Niecon Tower
GPO BOX 523                                           17 Victoria Avenue
Brisbane  QLD. 4001                                   Broadbeach Queensland 4218
Fax: (07) 3229 9860                                   Fax (07) 5538 6315

                       JUPITERS LIMITED ABN 78 010741 045

         NOTICE OF COURT ORDERED MEETING OF HOLDERS OF RESET PREFERENCE SHARES IN JUPITERS LIMITED OTHER THAN PERSONS WHO HOLD RESET PREFERENCE SHARES IN JUPITERS LIMITED ON BEHALF OF OR FOR THE BENEFIT OF TABCORP HOLDINGS LIMITED OR ANY OF ITS RELATED ENTITIES

         Notice is hereby given that, by an Order of the Supreme Court of Queensland ("COURT"), made on 5 September 2003 pursuant to section 411(1) of the Corporations Act, the Court has directed that a meeting of holders of reset preference shares in Jupiters Limited ("COMPANY"), other than persons who hold RPS on behalf of or for the benefit of TABCORP or any of its Related Entities, be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, Queensland on 24 October 2003 at 2.00pm (Brisbane time).

         PURPOSE OF MEETING

         The purpose of the meeting is to consider and, if thought fit, to agree to a scheme of arrangement (with or without modification) to be made between the Company and RPS Holders, other than persons who hold RPS on behalf of or for the benefit of TABCORP or any of its Related Entities ("RPS SCHEME").

         RESOLUTION

         The RPS Scheme Meeting will be asked to consider and, if thought fit, to pass the following resolution:

         `THAT pursuant to, and in accordance with, section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed to be entered into between the Company and the holders of reset preference shares in the Company, other than persons who hold reset preference shares on behalf of or for the benefit of TABCORP Holdings Limited or any of its related entities, as more particularly set out in the Scheme Booklet of which the notice convening this meeting forms part, is agreed to (with or without modification as approved by the Court).'

         EXPLANATORY MATERIAL

         In the Scheme Booklet is a copy of the proposed RPS Scheme and a copy of the explanatory statement in relation to it which is required by section 412 of the Corporations Act.

         Capitalised terms used in this notice of meeting (and not otherwise defined in it) have the meanings as set out in the Glossary of Terms contained in the Scheme Booklet of which this notice forms part.

         The Court has appointed Mr Lawrence Willett AO or, failing him, Mr John Story to act as chairperson of the RPS Scheme Meeting.

         BY ORDER OF THE BOARD OF
         JUPITERS LIMITED

         L.M. CARSLEY
         Company Secretary

         5 September 2003

NOTES:

1.       REQUIRED MAJORITY The resolution to approve the RPS Scheme must be approved by:

         (a) a majority in number of RPS Holders present and voting (whether in person or by proxy, attorney or corporate representative) at the RPS Scheme Meeting; and

         (b) at least 75 per cent of the total number of votes cast at the RPS Scheme Meeting.

2. COURT APPROVAL In accordance with section 411(4)(b) of the Corporations Act, the RPS Scheme must be approved by order of the Court. If the resolution set out in this notice of meeting is passed (with or without modification) in accordance with the requisite majorities set out above and the conditions precedent to the RPS Scheme referred to in Section
         20.3 of the Scheme Booklet are satisfied or (where applicable) waived, the Company intends to apply to the Court for the necessary orders to give effect to the RPS Scheme.

3. VOTING BY POLL Voting at the meeting on the resolution set out in this notice of meeting will occur by poll only.

4. VOTING ENTITLEMENT Only RPS Holders are entitled to vote at the RPS Scheme Meeting. Persons recorded in the Jupiters' Share Register as holders of RPS as at 7.00pm on 22 October 2003 will be treated as RPS Holders for the purpose of the RPS Scheme Meeting.

5. HOW TO VOTE RPS Holders can vote at the RPS Scheme Meeting in one of the following ways:

         (a)      by attending the RPS Scheme Meeting and voting in person;

         (b)      by appointing an attorney to attend and vote on their behalf;

         (c) in the case of corporations, by appointing an authorised corporate representative to attend and vote on their behalf; and

         (d) by appointing a proxy to attend and vote on their behalf, using the blue proxy form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from Jupiters' Share Registry.

6. VOTING IN PERSON OR BY AUTHORISED CORPORATE REPRESENTATIVE RPS Holders or their authorised corporate representatives who plan to attend the RPS Scheme Meeting are asked to bring with them their personalised registration letter enclosed with the Scheme Booklet and to arrive at the venue one hour prior to the time designated for the RPS Scheme Meeting, if possible, so that holdings of RPS may be checked against the Jupiters' Share Register and attendances noted.

7. VOTING BY ATTORNEY Attorneys must provide to the Company the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the RPS Scheme Meeting. The power of attorney appointing the attorney must be duly executed and must specify the name of each of the RPS Holder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. The original or a certified copy of the power of attorney must be provided to the Company in the same manner as proxy forms and must be received by Jupiters' Share Registry or the Company by 5.00pm on 22 October 2003.

8. VOTING BY AUTHORISED CORPORATE REPRESENTATIVE In order to vote in person at the RPS Scheme Meeting, a corporation that is a RPS Holder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the RPS Scheme Meeting evidence of their appointment, including any authority under which it is signed.

9. VOTING BY PROXY A RPS Holder entitled to attend and vote may appoint not more than two proxies to attend and vote instead of the RPS Holder. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the RPS Holder's voting rights. If proportions or numbers are not specified, each proxy may exercise half the RPS Holder's votes. A proxy need not be a RPS Holder. For the appointment of a proxy to be effective, the blue proxy form accompanying the Scheme Booklet or a corresponding additional or replacement form obtained from Jupiters' Share Registry (together with any power of attorney or other authority under which the proxy form is signed or a copy of that power of attorney or authority certified as a true copy by statutory declaration) must be completed and received by Jupiters' Share Registry or the Company by 5.00pm on 22 October 2003.

         Proxy forms received after this time will be invalid.

A proxy form can be returned by posting it in the envelope provided (reply paid for use in Australia only) or by delivering, posting or faxing it to:

JUPITERS' SHARE REGISTRY                             JUPITERS LIMITED

Computershare Investor Services Pty Ltd              Level 9 Niecon Tower
GPO BOX 523                                          17 Victoria Avenue
Brisbane  QLD. 4001                                  Broadbeach Queensland 4218
Fax:  (07) 3229 9860                                 Fax (07) 5538 6315